

Annual Report

MARCH 31, 2018

IVY FUNDS	Ticker							
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class Y
Ivy Advantus Real Estate Securities Fund	IRSAX	IRSBX	IRSCX	IREEX	IREIX	IRSEX	IRSRX	IRSYX
Ivy Asset Strategy Fund	WASAX	WASBX	WASCX	IASEX	IVAEX	IASTX	IASRX	WASYX
Ivy Balanced Fund	IBNAX	IBNBX	IBNCX	IVYEX	IYBIX	IBARX	IYBFX	IBNYX
Ivy Energy Fund	IEYAX	IEYBX	IEYCX	IVEEX	IVEIX	IENRX	IYEFX	IEYYX
Ivy LaSalle Global Real Estate Fund	IREAX	IREBX	IRECX		IRESX	IRENX	IRERX	IREYX
Ivy LaSalle Global Risk-Managed Real Estate Fund	IVRAX	IVRBX	IVRCX		IVIRX	IVRNX	IVRRX	IVRYX
Ivy Natural Resources Fund	IGNAX	IGNBX	IGNCX	IGNEX	IGNIX	INRSX	IGNRX	IGNYX
Ivy Science and Technology Fund	WSTAX	WSTBX	WSTCX	ISTEX	ISTIX	ISTNX	WSTRX	WSTYX

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER IVY FUNDS

MARCH 31, 2018 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Growth in global gross domestic product (GDP) in 2017 reached the fastest rate in six years and the global economy entered 2018 with strong momentum, bolstering hopes of continued positive gains in financial markets. Then market volatility returned with a vengeance, while the U.S. escalated trade disputes with key partners. What's next for investors?

While we remain positive on the economy and do not foresee a recession over the next 12 months, we believe that increased volatility is here to stay. It appears that markets will continue to grapple with the implications of several factors, including gradually rising interest rates, rising inflation and trade frictions.

In the U.S., tax cuts, deregulation and solid economic fundamentals are likely to boost GDP growth this year. See the table for a fiscal year-over-year comparison of some common market metrics.

We believe the tax cuts that took effect this year will add a few tenths to the growth rate of an economy that already was improving. We think spending on capital equipment will continue to recover on the back of deregulation and rising business confidence, as well as incentives included in the tax cut package.

GDP growth in the eurozone improved in 2017, and we believe will continue to perform well this year. Employment is recovering and consumer income is beginning to rise in some countries, which is likely to support consumer spending. Emerging market economies continue to benefit from strong growth in developed markets and low interest rates globally. Global monetary policy is likely to continue to move away from the ultra-accommodative stance that central banks adopted in response to the global financial crisis.

Our biggest concern coming into 2018 was related to global trade. Slow progress in renegotiations on the North American Free Trade Agreement (NAFTA), the U.S. announcement of tariffs on steel and aluminum imports, as well as a range of Chinese goods have sparked fears about potential trade disputes. We believe that policymakers will eventually seek compromises on these issues to avoid disrupting the current economic recovery.

While we remain aware of risks, we believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2018	3/31/2017
S&P 500 Index	2,640.87	2,362.72
MSCI EAFE Index	2,005.67	1,792.98
10-Year Treasury Yield	2.74%	2.40%
U.S. unemployment rate	4.1%	4.5%
30-year fixed mortgage rate	4.44%	4.14%
Oil price per barrel	$ 64.94	$ 50.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund

account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Advantus Real Estate Securities Fund							
Class A	$1,000	$945.80	$ 7.00	$1,000	$ 1,017.78	$ 7.26	1.44%
Class B**	$1,000	$ 941.60	$ 11.65	$1,000	$ 1,012.93	$12.08	2.41%
Class C	$1,000	$942.60	$10.59	$1,000	$ 1,014.01	$10.98	2.19%
Class E	$1,000	$946.20	$ 6.91	$1,000	$ 1,017.80	$ 7.16	1.43%
Class I	$1,000	$947.90	$ 5.16	$1,000	$ 1,019.67	$ 5.35	1.06%
Class N	$1,000	$948.40	$ 4.29	$1,000	$1,020.49	$ 4.45	0.89%
Class R	$1,000	$944.90	$ 8.07	$1,000	$ 1,016.65	$ 8.37	1.66%
Class Y	$1,000	$946.60	$ 6.13	$1,000	$ 1,018.59	$ 6.36	1.27%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Asset Strategy Fund							
Class A	$1,000	$1,052.20	$ 5.44	$1,000	$ 1,019.61	$ 5.35	1.07%
Class B**	$1,000	$1,047.70	$ 9.32	$1,000	$ 1,015.84	$ 9.17	1.82%
Class C	$1,000	$1,048.00	$ 9.32	$1,000	$ 1,015.88	$ 9.17	1.82%
Class E	$1,000	$1,053.30	$ 5.13	$1,000	$ 1,019.95	$ 5.05	1.00%
Class I	$1,000	$1,053.60	$ 4.00	$1,000	$ 1,021.06	$ 3.94	0.78%
Class N	$1,000	$1,054.50	$ 3.29	$1,000	$ 1,021.78	$ 3.23	0.63%
Class R	$1,000	$ 1,050.10	$ 7.07	$1,000	$ 1,018.06	$ 6.96	1.38%
Class Y	$1,000	$1,052.30	$ 5.23	$1,000	$ 1,019.83	$ 5.15	1.02%
Ivy Balanced Fund							
Class A	$1,000	$1,033.00	$ 5.69	$1,000	$ 1,019.31	$ 5.65	1.13%
Class B**	$1,000	$1,029.30	$ 9.44	$1,000	$ 1,015.68	$ 9.37	1.86%
Class C	$1,000	$1,029.80	$ 9.24	$1,000	$ 1,015.85	$ 9.17	1.82%
Class E***	$1,000	$ 1,034.10	$ 4.88	$1,000	$ 1,020.14	$ 4.85	0.96%
Class I	$1,000	$1,034.30	$ 4.48	$1,000	$1,020.49	$ 4.45	0.89%
Class N	$1,000	$1,035.50	$ 3.56	$1,000	$ 1,021.39	$ 3.54	0.71%
Class R	$1,000	$ 1,031.40	$ 7.31	$1,000	$ 1,017.69	$ 7.26	1.45%
Class Y	$1,000	$1,033.50	$ 5.59	$1,000	$ 1,019.45	$ 5.55	1.10%
Ivy Energy Fund							
Class A	$1,000	$1,007.50	$ 7.23	$1,000	$ 1,017.71	$ 7.26	1.45%[3]
Class B**	$1,000	$1,002.90	$ 11.72	$1,000	$ 1,013.27	$ 11.78	2.34%[4]
Class C	$1,000	$1,003.80	$10.72	$1,000	$ 1,014.27	$10.78	2.14%[5]
Class E***	$1,000	$1,008.40	$ 6.03	$1,000	$ 1,018.96	$ 6.06	1.20%
Class I	$1,000	$1,009.00	$ 5.52	$1,000	$ 1,019.41	$ 5.55	1.11%[6]
Class N	$1,000	$ 1,010.00	$ 4.72	$1,000	$1,020.20	$ 4.75	0.95%
Class R	$1,000	$1,006.10	$ 8.43	$1,000	$ 1,016.55	$ 8.47	1.68%
Class Y	$1,000	$1,008.20	$ 6.73	$1,000	$ 1,018.23	$ 6.76	1.34%
Ivy LaSalle Global Real Estate Fund							
Class A	$1,000	$ 998.70	$ 7.50	$1,000	$ 1,017.40	$ 7.57	1.51%
Class B**	$1,000	$ 995.10	$10.67	$1,000	$ 1,014.25	$10.78	2.14%
Class C	$1,000	$ 994.40	$ 11.37	$1,000	$ 1,013.55	$11.48	2.28%
Class I	$1,000	$1,000.90	$ 5.20	$1,000	$ 1,019.70	$ 5.25	1.05%
Class N	$1,000	$1,000.70	$ 5.20	$1,000	$ 1,019.70	$ 5.25	1.05%
Class R	$1,000	$ 996.80	$ 8.99	$1,000	$ 1,015.93	$ 9.07	1.80%
Class Y	$1,000	$ 998.70	$ 7.30	$1,000	$ 1,017.61	$ 7.36	1.47%
Ivy LaSalle Global Risk-Managed Real Estate Fund							
Class A	$1,000	$ 991.20	$ 7.47	$1,000	$ 1,017.40	$ 7.57	1.51%
Class B**	$1,000	$ 988.00	$ 11.43	$1,000	$ 1,013.47	$11.58	2.30%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Class C	$1,000	$ 988.00	$ 11.53	$1,000	$1,013.38	$11.68	2.32%
Class I	$1,000	$ 993.20	$ 5.78	$1,000	$ 1,019.15	$ 5.86	1.16%
Class N	$1,000	$ 993.20	$ 5.78	$1,000	$ 1,019.15	$ 5.86	1.16%
Class R	$1,000	$ 990.40	$ 9.45	$1,000	$1,015.40	$ 9.57	1.91%
Class Y	$1,000	$ 992.10	$ 7.47	$1,000	$1,017.40	$ 7.57	1.51%
Ivy Natural Resources Fund							
Class A	$1,000	$1,020.60	$ 8.59	$1,000	$1,016.43	$ 8.57	1.71%
Class B**	$1,000	$ 1,013.90	$14.80	$1,000	$1,010.24	$14.78	2.95%
Class C	$1,000	$1,016.50	$12.00	$1,000	$1,013.03	$11.98	2.39%
Class E	$1,000	$1,022.80	$ 6.47	$1,000	$1,018.56	$ 6.46	1.27%
Class I	$1,000	$1,023.10	$ 5.87	$1,000	$ 1,019.11	$ 5.86	1.17%
Class N	$1,000	$1,023.70	$ 5.06	$1,000	$1,019.90	$ 5.05	1.01%
Class R	$1,000	$1,019.50	$ 8.78	$1,000	$ 1,016.21	$ 8.77	1.75%
Class Y	$1,000	$1,021.50	$ 7.08	$1,000	$1,017.92	$ 7.06	1.41%
Ivy Science and Technology Fund							
Class A	$1,000	$1,063.50	$ 6.29	$1,000	$1,018.87	$ 6.16	1.22%
Class B**	$1,000	$1,059.00	$10.40	$1,000	$1,014.84	$10.17	2.02%
Class C	$1,000	$1,059.40	$10.09	$1,000	$ 1,015.10	$ 9.87	1.97%
Class E	$1,000	$1,063.00	$ 6.70	$1,000	$1,018.47	$ 6.56	1.30%
Class I	$1,000	$1,064.60	$ 5.16	$1,000	$1,019.97	$ 5.05	0.99%
Class N	$1,000	$1,065.30	$ 4.34	$1,000	$1,020.75	$ 4.24	0.84%
Class R	$1,000	$1,061.60	$ 8.14	$1,000	$1,017.08	$ 7.97	1.58%
Class Y	$1,000	$1,063.30	$ 6.29	$1,000	$ 1,018.81	$ 6.16	1.23%[7]

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding reorganization expenses was 1.41%.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 2.29%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 2.11%.

(6)Annualized expense ratio based on the period excluding reorganization expenses was 1.08%.

(7)Annualized expense ratio based on the period excluding reorganization expenses was 1.22%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)



Matthew K. Richmond



Lowell R. Bolken

Ivy Advantus Real Estate Securities Fund is sub-advised by Advantus Capital Management, Inc. (Advantus). Below, Matthew K. Richmond and Lowell R. Bolken, CFA, of Advantus, co-portfolio managers of Ivy Advantus Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Richmond has managed the Fund since 2014, and has 23 years of industry experience. Mr. Bolken has managed the Fund since 2006, and has 27 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2018

Ivy Advantus Real Estate Securities Fund (Class A shares at net asset value)	-2.58%
Ivy Advantus Real Estate Securities Fund (Class A shares including sales charges)	-8.17%

Benchmark(s) and/or Lipper Category

Wilshire U.S. Real Estate Securities Index (Generally reflects the performance of U.S. publicly traded real estate securities)	-3.43%
Lipper Real Estate Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	-2.13%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below reflects net asset value (NAV).

Key Drivers

Real estate stocks generally delivered negative returns in the fiscal year ended March 31, 2018, and they generally failed to keep pace with broader equities, such as those in the S&P 500 Index. The Fund's return over the trailing four quarters was negative, though it outperformed its benchmark index. Real estate investment trusts (REITs) were roughly sideways for the duration of the fiscal year until early 2018 when they fell; dividends drove a substantial amount of the Fund's fiscal year returns. In addition to fundamentals, macro events like tax reform and U.S. Federal Reserve (Fed) policy in the United States, geopolitical uncertainty on the Korean Peninsula and trade policy uncertainty drove stock prices. As the prospect of tax reform became increasingly more likely in the second half of the calendar year 2017, and as the Fed continued to project more rate increases, REITs' relative performance continued to lag that of sectors that were better positioned for a rising rate cycle.

U.S. commercial real estate conditions remained broadly steady. Most property types maintained pricing power with occupancy hovering near peak levels and rents increasing. Industrial REITs reached all-time high occupancy levels in the year and continue to drive rents higher on the back of an improving economy and increased demand for e-commerce distribution space. In the latter half of the fiscal year, hotels saw greater pricing power driven largely increasing leisure demand, while storage and apartment REITs' pricing power fell as they battled increased supply. Retail REITs fought a series of store closures that in many cases led to lower occupancies but retail rent levels held steady and increased in higher quality properties. Demand for datacenter space continues to grow at a double digit pace, driven by increased cloud usage and virtualization and artificial intelligence needs.

Contributors and detractors

The Fund delivered a negative total return for the fiscal year but outperformed its benchmark.

Common themes among Fund holdings were investment in companies we believe own well-located, high-quality properties; feature stable balance sheets; exhibit improving property fundamentals; and have above-average cash-flow growth prospects. Those characteristics have typically driven above-average stock price performance and did so again over the last year.

From a property-type perspective, the Fund was overweight in owners of net leased properties, warehouses, urban-centric office buildings, single family homes and datacenters, yet avoided health care, storage, shopping center and mall REITs.

Significant contributors to performance included overweight positions relative to the benchmark within industrial and datacenter REITs — each of which experienced strong demand and rental rate growth — and underweight positions to healthcare, mall and shopping center REITs. Favorable stock selection in life science and technology office REITs, self-storage REITs and manufactured home REITs also added to performance, as did an overweight position to hotel operators. Stock selection within the health care, industrial and shopping center REIT sectors also detracted from performance.

Outlook

We entered 2018 expecting steady growth, low inflation and limited market volatility to be the guiding principles for the year. With the exception of volatility, we believe our thesis to be intact. The recently passed tax reform should spur accelerated economic growth and keep the expansion going, but it could also increase inflation, all of which will likely promote additional demand for commercial real estate and keep the current cycle on an upward trajectory. Indeed, we've been dealing with inflation across the real estate sector in the form of materials and construction labor costs for quite some time.

With regard to the current commercial real estate cycle, we continue to see stable operating conditions across the sector with few material concerns on the horizon. Bank lending, commercial construction, equity allocations, and overall pricing metrics remain much healthier than was often the case in previous cycle peaks. As we've previously suggested, simply moving into the later stages of this recovery does not mean the sector's fundamentals will turn negative. In fact, the prospect for re-acceleration of earnings growth for 2019 appears quite plausible if current expectations for corporate earnings materialize.

We continue to believe that REIT share price performance will be heavily influenced by macro events, with support coming from an improving economy and GDP growth while potentially rising borrowing costs, such as a rising 10-year U.S. Treasury yield, could offer resistance. Should expectations for economic growth promote a sharp, sustained rise in U.S. Treasuries, we believe REIT stock prices will likely struggle.

Valuations of private market transactions continue to support REIT valuations, suggesting REITs currently trade at a discount to NAV. Meanwhile, REIT pricing compared to broader fixed income and equity markets also looks attractive compared to historic averages. Significant fund raising in real estate private equity funds suggests further support for real estate valuations.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Fund's net asset value may fall as interest rates rise.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Advantus Real Estate Securities Fund.

PORTFOLIO HIGHLIGHTS

IVY ADVANTUS REAL ESTATE SECURITIES FUND

Asset Allocation

Stocks	99.4%
Real Estate	97.6%
Telecommunication Services	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.6%

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	125/261	48
3 Year	150/229	66
5 Year	101/198	51
10 Year	90/139	65

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Real Estate	Retail REITs
Equinix, Inc.	Real Estate	Specialized REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
Digital Realty Trust, Inc.	Real Estate	Specialized REITs
Public Storage, Inc.	Real Estate	Specialized REITs
SL Green Realty Corp.	Real Estate	Office REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
Sun Communities, Inc.	Real Estate	Residential REITs
Essex Property Trust, Inc.	Real Estate	Residential REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT   IVY ADVANTUS REAL ESTATE SECURITIES FUND



Ivy Advantus Real Estate Securities Fund, Class A Shares[1] $16,009
Wilshire US Real Estate Securities Index $18,451

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-8.17%	-6.91%	-3.26%	-5.00%	-2.17%	-2.04%	-2.79%	-2.42%
5-year period ended 3-31-18	4.27%	4.35%	4.74%	4.90%	5.97%	—	5.32%	5.73%
10-year period ended 3-31-18	4.82%	4.48%	4.64%	5.19%	6.03%	—	5.42%	5.80%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	5.23%	—	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY ADVANTUS REAL ESTATE SECURITIES FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 4.2%		
Gramercy Property Trust, Inc.	155	$ 3,362
Liberty Property Trust	272	10,798
STORE Capital Corp.	235	5,830
		19,990
Health Care REITs – 3.8%		
HCP, Inc.	84	1,956
Healthcare Trust of America, Inc., Class A	194	5,134
Ventas, Inc.	39	1,948
Welltower, Inc.	161	8,752
		17,790
Hotel & Resort REITs – 8.3%		
Apple Hospitality REIT, Inc.	167	2,936
Hilton Worldwide Holdings, Inc.	160	12,617
Host Hotels & Resorts, Inc.	743	13,841
RLJ Lodging Trust	139	2,698
Summit Hotel Properties, Inc.	176	2,389
Sunstone Hotel Investors, Inc.	336	5,120
		39,601
Industrial REITs – 9.4%		
Duke Realty Corp.	516	13,661
First Industrial Realty Trust, Inc.	240	7,018
ProLogis, Inc.	384	24,191
		44,870
Office REITs – 15.2%		
Alexandria Real Estate Equities, Inc.	169	21,119
Boston Properties, Inc.	61	7,455
Brandywine Realty Trust	106	1,677
Corporate Office Properties Trust	75	1,929

COMMON STOCKS (Continued)	Shares	Value
Office REITs (Continued)		
Cousins Properties, Inc.	485	$ 4,209
Highwoods Properties, Inc.	144	6,306
Kilroy Realty Corp.	183	12,990
SL Green Realty Corp.	169	16,377
		72,062
Residential REITs – 22.4%		
American Homes 4 Rent	266	5,345
AvalonBay Communities, Inc.	96	15,778
Camden Property Trust	140	11,819
Equity Lifestyle Properties, Inc.	48	4,204
Equity Residential	197	12,138
Essex Property Trust, Inc.	59	14,170
Invitation Homes, Inc.	497	11,344
Mid-America Apartment Communities, Inc.	42	3,814
Sun Communities, Inc.	170	15,551
UDR, Inc.	343	12,200
		106,363
Retail REITs – 15.3%		
Agree Realty Corp.	135	6,481
Federal Realty Investment Trust	81	9,428
GGP, Inc.	376	7,694
Kimco Realty Corp.	95	1,370
National Retail Properties, Inc.	89	3,510
Realty Income Corp.	94	4,878
Regency Centers Corp.	134	7,903
Simon Property Group, Inc.	205	31,638
		72,902
Specialized REITs – 19.0%		
American Tower Corp., Class A	16	2,326
CyrusOne, Inc.	238	12,162
Digital Realty Trust, Inc.	182	19,211

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Equinix, Inc.	70	$ 29,378
Extra Space Storage, Inc.	126	11,007
Public Storage, Inc.	82	16,432
		90,516
Total Real Estate – 97.6%		464,094
Telecommunication Services		
Wireless Telecommunication Service – 1.8%		
SBA Communications Corp. (A)	51	8,700
Total Telecommunication Services – 1.8%		8,700
TOTAL COMMON STOCKS – 99.4%		$472,794
(Cost: $372,053)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (B)	$2,349	2,349
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 2,349
(Cost: $2,349)		
TOTAL INVESTMENT SECURITIES – 99.9%		$ 475,143
(Cost: $374,402)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		287
NET ASSETS – 100.0%		$475,430

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$472,794	$ —	$ —
Short-Term Securities	—	2,349	—
Total	$472,794	$2,349	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Chace Brundige



Cynthia P. Prince-Fox



W. Jeffery Surles

Below, Cynthia P. Prince-Fox, F. Chace Brundige, CFA, and W. Jeffery Surles, CFA, portfolio managers of Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Ms. Prince-Fox has 35 years of industry experience and has managed the Fund for three years. She will retire from the firm effective April 30, 2018. Mr. Brundige has 24 years of industry experience and has managed the Fund for three years. Mr. Surles has 16 years of industry experience and was named a portfolio manager on the Fund in February 2018.

For the 12 Months Ended March 31, 2018	
Ivy Asset Strategy Fund (Class A shares at net asset value)	13.11%
Ivy Asset Strategy Fund (Class A shares including sales charges)	6.62%

Benchmark(s) and/or Lipper Category	
MSCI All Country World Index (generally reflects the performance of stocks in 46 developed and emerging markets)	14.85%
S&P 500 Index (generally reflects the performance of U.S. common stocks)	13.99%
Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	1.20%
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade U.S. Treasury bills, representing cash)	1.05%
Lipper Alternative Global Macro Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.89%

Multiple indexes are shown because the Fund invests in multiple asset classes. The MSCI All Country World Index benchmark replaced the previous benchmarks shown above effective February 5, 2018.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Geopolitics overshadow global equities

Despite a meaningful correction (at least relative to recent market pullbacks) late in the fiscal year, global equity markets performed well for the period and ended with solid positive returns. Emerging markets generally outperformed developed markets, and growth stocks outperformed value.

In fixed income markets, rising interest rates led to underperformance of U.S. Treasuries relative to credit, although global markets generally outperformed domestic markets as the U.S. dollar weakened versus most major currencies. The euro, British pound and Chinese yuan all solidly rose versus the U.S. dollar, as did the currencies of several emerging market countries. Notable laggards in this regard included the Brazilian real and Argentine peso.

Despite a variety of potentially negative catalysts, it was the January 2018 payroll data that roiled the markets for the first significant break since the downdraft of early 2016. While the 2016 break was fueled by concerns about global growth, the decline late in the fiscal year was something quite different. As the market comes to term with stronger wages in the U.S. and a path to "normal" inflation, it is forced to predict the effects of a shrinking balance sheet at the U.S. Federal Reserve (Fed) and an eventual end to quantitative easing in Europe and Japan. Further volatility was introduced by the escalation of trade posturing, especially from the US administration towards China.

This change U.S. posture on trade and tariffs toward China and granted somewhat of a reprieve to U.S. allies and the North American Free Trade Agreement (NAFTA). The markets were forced to focus on rhetoric in order to handicap the odds of China agreeing, at least in part, to a more open stance toward unencumbered direct investment and low-tariff imports.

On the brighter side, "cash" is becoming a viable asset class once again as short-term rates rise and investors can finally generate some income from safe, short-duration assets.

Technology leads the way

The Fund had a positive return for the fiscal year that slightly trailed the positive returns of its all-equities MSCI All Country World Index and S&P 500 Index benchmarks. The Fund also significantly outperformed its Lipper peer group average. Despite an average equity weighting of 74.2% during the year, the Fund's performance came close to the total return of its all-equity benchmark.

Holdings in the technology sector contributed to performance the most during the fiscal year. Key contributors included Adobe Systems, Inc., which continued to benefit from its transition to subscription pricing and strong demand, and Alibaba

Group Holding Ltd., the innovative leader in Chinese e-commerce. MercadoLibre, Inc., the Brazilian e-commerce leader, also helped Fund performance during the fiscal year, as did long-term holdings in Intuit, Inc., Microsoft Corp. and ASML Holding N.V. Not owning Tencent and Nvidia were detrimental to performance relative to the benchmark. Apple, Inc., which we have yet to repurchase, underperformed the U.S. technology sector as a whole so not owning it was a relative benefit.

Fund holdings in the industrials sector also were beneficial to performance, with the most impact from an overweight position relative to the benchmark in aerospace through Airbus SE and Lockheed Martin Corp. We did not own Boeing, which actually outperformed Airbus for the year, although we feel the latter continues to set up well for future periods given our free cash flow projections. Union Pacific Corp. recovered well during the period and also was beneficial to the Fund, while our sale of General Electric during 2017 proved to be a good move, with that stock down 54% for the year.

The global telecommunications service sector declined for the year, although the Fund's exposure was limited to a holding of Nippon Telegraph and Telephone Corp. in Japan, which appreciated modestly.

The Fund was underweight the health care sector relative to the benchmark during the fiscal year, which helped relative performance, but stock selection suffered. Shire, Bayer AG and Alexion Pharmaceuticals, Inc., all lost value during the year, with Shire the largest detractor. Shire was no longer a holding in the Fund as of March 31, 2018.

We believe the Fund's underweight position in consumer staples proved to be the correct decision, although stock selection underperformed the sector overall. Philip Morris International, Inc., declined for the fiscal year, as did Kraft Heinz. Kraft Heinz was no longer a holding in the Fund as of March 31, 2018. Walmart was an addition to the Fund late in the fiscal year. While that stock declined following its earnings announcement that came late in the fiscal year, we still like its long-term positioning, especially relative to e-commerce competitors given its renewed focus, existing infrastructure scale, and core vendor relationships.

Although global equities outperformed fixed income overall, the Fund's holdings in fixed income helped to produce positive returns while providing some downside protection in the event of an equity correction.

Despite rising interest rates, gold rose during the fiscal year while our fixed income portfolio, which grew through the year, performed solidly. Returns came in part from foreign currency appreciation while our shorter-duration posture, thanks in part to variable rate structures, also contributed. We are positioned in a manner that we believe can insulate the Fund from the "exit process" of zero-rate central bank policy by focusing on variable rate notes, high-coupons with short call dates, and low dollar priced high yield instruments where we believe credit is improving and pay down of debt is likely to occur.

Continue to favor equities

Our goal in the Fund is to provide equity-like returns over a full market cycle with below-equity risk. We seek to construct a portfolio with 70-90% of the expected volatility of the Fund's benchmark index to further limit expected risk beyond our stated cap on global equities of 80% of net assets.

As we enter the new fiscal year, equities are below that limit at about 76% of net assets. We continue to favor equities, given our views on global growth, although we are wary of the eventual fading of U.S. and Chinese fiscal stimulus and the peaking of global purchasing manager indexes.

We continue to add exposure to global credit, focusing on attractive variable rate structures, lower-priced bonds where credit is improving and debt levels are likely to fall, and high-coupon notes with short call features. In essence this places us in shorter-duration securities, which insulates the fund somewhat from rising inflation and interest rates. We retain some exposure in longer-duration Treasuries to hedge that view somewhat. We believe that these securities, along with gold, could help blunt the effect of downside moves emanating from renewed global growth fears.

To the extent the U.S. economy continues to expand, assisted by fiscal stimulus, we expect wage growth to remain healthy, arguing for a continuing normalization of Fed policy. As the fiscal year ended, real short-term rates still were negative.

The market has begun to question the eventual normalization of European and even Japanese central bank policy — a stance which makes sense to us. We feel embedded call options exist within certain European and Japanese financials, which has caused our weighting there to increase.

While we do not expect a true trade war, we consider any escalation in the issue to be a key, identifiable risk factor, as is the renewed sanctions against Russia and its potential response. North Korea appears to be moving toward a more conciliatory stance, but that could change with a tweet and so we continue to closely monitor that situation.

The policy stance of China, the world's second-largest economy, remains of paramount importance, especially with respect to the growth of credit, infrastructure spending and thus the knock-on effects on the global commodity complex apart from oil.

While we have altered our energy exposure somewhat and shifted slightly from U.S. exploration & production companies and oil services companies to include global integrated oil companies, we remain generally constructive on energy, given the stance of Saudi Arabia, Russia and the Organization of Petroleum Exporting Countries overall.

Performance shown at net asset value (NAV) does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe and in investments with exposure to various foreign countries. The Fund may also invest in precious metals.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Fixed-income securities are subject to interest-rate risk and, as such, the NAV of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage and/or increase exposure to certain securities, companies, sectors, markets, foreign currencies and/or precious metals and seek to hedge certain event risks on positions held by the Fund via the use of derivative instruments. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	75.3%
Information Technology	18.0%
Financials	16.7%
Industrials	10.2%
Consumer Discretionary	9.2%
Consumer Staples	7.2%
Energy	6.5%
Health Care	4.5%
Materials	1.9%
Telecommunication Services	1.1%
Bullion (Gold)	5.3%
Bonds	17.0%
Corporate Debt Securities	7.7%
United States Government Obligations	5.3%
Loans	2.8%
Other Government Securities	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Country Weightings

North America	52.3%
United States	52.3%
Europe	23.7%
France	5.9%
United Kingdom	5.0%
Netherlands	4.6%
Other Europe	8.2%
Pacific Basin	14.5%
Japan	6.1%
Other Pacific Basin	8.4%
Bullion (Gold)	5.3%
South America	1.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.4%

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	24/266	9
3 Year	185/242	77
5 Year	84/197	43
10 Year	32/63	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
JPMorgan Chase & Co.	United States	Financials	Other Diversified Financial Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Adobe Systems, Inc.	United States	Information Technology	Application Software
Airbus SE	France	Industrials	Aerospace & Defense
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Alphabet, Inc., Class A	United States	Information Technology	Internet Software & Services
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Intuit, Inc.	United States	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Asset Strategy Fund, Class A Shares[1]	$13,069
S&P 500 Index[b]	$24,771
Bloomberg Barclays U.S. Aggregate Bond Index[b]	$14,284
Bloomberg Barclays U.S. Treasury Bills: 1-3 Month Index[b]	$10,301
MSCI ACWI Index[a]	$17,200

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	6.62%	8.26%	12.29%	10.47%	13.48%	13.65%	12.74%	13.15%
5-year period ended 3-31-18	1.91%	2.20%	2.39%	2.65%	3.39%	—	2.77%	3.14%
10-year period ended 3-31-18	2.71%	2.67%	2.57%	3.07%	3.58%	—	—	3.34%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	0.33%	3.22%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 7-31-08 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective February 6, 2018, the MSCI ACWI Index is the Fund's new benchmark index. IICO believes that this index is a more representative index for the types of securities that the Fund purchases.

(b)Prior to February 6, 2018, the Fund compared its performance to these indexes.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 1.1%		
Delphi Automotive plc	436	$ 37,008
Automobile Manufacturers – 2.7%		
Bayerische Motoren Werke AG (A) . .	428	46,510
Suzuki Motor Corp. (A)	787	42,714
		89,224
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	334	59,532
Internet & Direct Marketing Retail – 2.3%		
Amazon.com, Inc. (B)	52	75,030
Leisure Products – 0.2%		
Media Group Holdings LLC, Series H (B)(C)(D)(E)(F)	640	2,641
Media Group Holdings LLC, Series T (B)(C)(D)(E)(F)	80	4,038
		6,679
Movies & Entertainment – 0.3%		
Liberty Media Corp., Class C (B)	310	9,570
Tires & Rubber – 0.8%		
Bridgestone Corp. (A)	622	27,343
Total Consumer Discretionary – 9.2%		**304,386**
Consumer Staples		
Hypermarkets & Super Centers – 1.4%		
Wal-Mart Stores, Inc.	506	45,025
Packaged Foods & Meats – 2.2%		
Mondelez International, Inc., Class A	856	35,716
Nestle S.A., Registered Shares (A) . .	495	39,141
		74,857
Soft Drinks – 1.7%		
Coca-Cola Co. (The)	1,287	55,903
Tobacco – 1.9%		
ITC Ltd. (A)	3,343	13,180
Philip Morris International, Inc.	503	49,995
		63,175
Total Consumer Staples – 7.2%		**238,960**
Energy		
Integrated Oil & Gas – 1.0%		
Royal Dutch Shell plc, Class A (A) . . .	1,065	33,931
Oil & Gas Equipment & Services – 2.5%		
Core Laboratories N.V.	172	18,614
Halliburton Co.	684	32,122
Schlumberger Ltd.	468	30,344
		81,080

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 3.0%		
Cabot Oil & Gas Corp.	1,093	$ 26,200
EOG Resources, Inc.	465	48,997
Noble Energy, Inc.	851	25,772
		100,969
Total Energy – 6.5%		**215,980**
Financials		
Diversified Banks – 6.0%		
Axis Bank Ltd. (A)	3,955	31,210
China Construction Bank Corp. (A) . .	25,703	26,847
Industrial and Commercial Bank of China Ltd., H Shares (A)	30,610	26,676
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	4,928	32,752
Sberbank of Russia PJSC ADR (A) . . .	1,015	18,949
Swedbank AB (A)	1,345	30,223
UniCredit S.p.A. (A)	1,543	32,254
		198,911
Investment Banking & Brokerage – 1.3%		
Goldman Sachs Group, Inc. (The) . . .	170	42,863
Life & Health Insurance – 2.5%		
AIA Group Ltd. (A)	9,741	83,270
Multi-Line Insurance – 1.4%		
Axa S.A. (A)	1,710	45,457
Multi-Sector Holdings – 1.0%		
Berkshire Hathaway, Inc., Class B (B)	166	33,054
Other Diversified Financial Services – 2.3%		
JPMorgan Chase & Co.	708	77,898
Property & Casualty Insurance – 1.2%		
Tokio Marine Holdings, Inc. (A)	891	40,402
Regional Banks – 1.0%		
PNC Financial Services Group, Inc. (The)	222	33,539
Total Financials – 16.7%		**555,394**
Health Care		
Biotechnology – 0.5%		
BioMarin Pharmaceutical, Inc. (B) . . .	204	16,556
Health Care Facilities – 1.1%		
HCA Holdings, Inc.	400	38,779
Pharmaceuticals – 2.9%		
Bayer AG (A)	271	30,522
Pfizer, Inc.	1,872	66,423
		96,945
Total Health Care – 4.5%		**152,280**

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Aerospace & Defense – 5.1%		
Airbus SE (A)	597	$ 69,159
Lockheed Martin Corp.	189	63,886
United Technologies Corp.	294	36,953
		169,998
Construction & Engineering – 2.2%		
Larsen & Toubro Ltd. (A)	1,949	39,416
Vinci (A)	332	32,716
		72,132
Electrical Components & Equipment – 1.0%		
Schneider Electric S.A. (A)	354	31,195
Railroads – 1.2%		
Union Pacific Corp.	296	39,751
Trading Companies & Distributors – 0.7%		
Ferguson plc (A)	321	24,165
Total Industrials – 10.2%		**337,241**
Information Technology		
Application Software – 4.0%		
Adobe Systems, Inc. (B)	338	72,949
Intuit, Inc.	347	60,153
		133,102
Data Processing & Outsourced Services – 2.6%		
FleetCor Technologies, Inc. (B)	154	31,137
Visa, Inc., Class A	466	55,718
		86,855
Electronic Equipment & Instruments – 0.7%		
Keyence Corp. (A)	35	21,551
Internet Software & Services – 3.8%		
Alibaba Group Holding Ltd. ADR (B)	186	34,212
Alphabet, Inc., Class A (B)	62	63,992
MercadoLibre, Inc.	77	27,560
		125,764
Semiconductor Equipment – 1.5%		
ASML Holding N.V., Ordinary Shares (A)	254	50,400
Semiconductors – 1.5%		
Broadcom Corp., Class A	71	16,617
Intel Corp.	505	26,301
QUALCOMM, Inc.	136	7,531
		50,449
Systems Software – 3.9%		
Microsoft Corp.	1,416	129,233
Total Information Technology – 18.0%		**597,354**

COMMON STOCKS (Continued)	Shares	Value
Materials		
Diversified Metals & Mining – 1.9%		
BHP Billiton plc (A)	1,140	$ 22,535
Rio Tinto plc (A)	778	39,502
		62,037
Total Materials – 1.9%		62,037
Telecommunication Services		
Integrated Telecommunication Services – 1.1%		
Nippon Telegraph and Telephone Corp. (A)	771	35,969
Total Telecommunication Services – 1.1%		35,969
TOTAL COMMON STOCKS – 75.3%		$2,499,601
(Cost: $2,449,429)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Cable & Satellite – 1.1%		
Altice S.A.:		
7.750%, 5-15-22 (G)	$16,552	15,352
7.625%, 2-15-25 (G)	17,344	14,829
Vrio Finco 1 LLC and Vrio Finco 2, Inc. (GTD by Vrio Corp.),		
6.250%, 4-4-23 (G)	6,297	6,360
		36,541
Total Consumer Discretionary – 1.1%		36,541
Consumer Staples		
Drug Retail – 0.2%		
CVS Health Corp.,		
4.300%, 3-25-28	5,517	5,551
Total Consumer Staples – 0.2%		5,551
Energy		
Integrated Oil & Gas – 0.4%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.),		
8.750%, 5-23-26	11,781	13,828
Total Energy – 0.4%		13,828
Financials		
Diversified Banks – 3.6%		
Barclays plc,		
7.875%, 12-29-49	13,672	14,520
HSBC Holdings plc:		
6.875%, 12-29-49	14,580	15,400
6.250%, 9-23-66	7,880	7,988
ING Groep N.V., Certicaaten Van Aandelen,		
6.000%, 10-16-66	16,395	16,805

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Royal Bank of Scotland Group plc (The):		
7.500%, 12-29-49	$15,566	$ 16,189
8.625%, 12-29-49	23,958	26,024
Societe Generale Group,		
7.375%, 12-29-49 (G)	11,491	12,223
Standard Chartered plc,		
7.500%, 12-29-49 (G)	9,224	9,754
		118,903
Diversified Capital Markets – 0.3%		
Credit Suisse Group AG,		
7.125%, 7-29-66	10,000	10,450
Total Financials – 3.9%		129,353
Health Care		
Pharmaceuticals – 0.6%		
Teva Pharmaceutical Finance Co. LLC (GTD by Teva Pharmaceutical Industries Ltd.),		
6.000%, 4-15-24 (G)	1,576	1,530
Teva Pharmaceutical Finance Netherlands III B.V. (GTD by Teva Pharmaceutical Industries Ltd.):		
2.800%, 7-21-23	11,820	10,011
3.150%, 10-1-26	11,832	9,492
		21,033
Total Health Care – 0.6%		21,033
Information Technology		
Data Processing & Outsourced Services – 0.3%		
Alliance Data Systems Corp.,		
5.375%, 8-1-22 (G)	8,140	8,140
Total Information Technology – 0.3%		8,140
Telecommunication Services		
Integrated Telecommunication Services – 1.2%		
Frontier Communications Corp.:		
8.125%, 10-1-18	11,871	11,992
7.625%, 4-15-24	7,881	4,926
6.875%, 1-15-25	16,119	9,530
11.000%, 9-15-25	11,820	8,857
9.000%, 8-15-31	7,881	4,788
		40,093
Total Telecommunication Services – 1.2%		40,093
TOTAL CORPORATE DEBT SECURITIES – 7.7%		$254,539
(Cost: $257,895)		

OTHER GOVERNMENT SECURITIES (H)	Principal	Value
Argentina – 0.9%		
Republic of Argentina:		
4.625%, 1-11-23	$24,469	$23,588
5.875%, 1-11-28	7,900	7,430
		31,018
Luxembourg – 0.3%		
Rumo Luxembourg S.a.r.l.,		
7.375%, 2-9-24 (G)	10,191	10,907
TOTAL OTHER GOVERNMENT SECURITIES – 1.2%		$41,925
(Cost: $42,956)		

LOANS (I)		
Consumer Discretionary		
General Merchandise Stores – 0.2%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps),		
5.191%, 2-3-24	7,898	7,888
Total Consumer Discretionary – 0.2%		7,888
Financials		
Investment Banking & Brokerage – 0.1%		
Jane Street Group LLC (ICE LIBOR plus 375 bps),		
5.627%, 8-25-22	2,759	2,770
Property & Casualty Insurance – 0.8%		
Hub International Ltd. (ICE LIBOR plus 300 bps),		
4.839%, 10-2-20	7,880	7,918
USI, Inc. (ICE LIBOR plus 300 bps),		
5.302%, 5-16-24	19,632	19,664
		27,582
Specialized Finance – 0.4%		
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps),		
6.377%, 2-28-25 (F)	11,150	11,206
Total Financials – 1.3%		41,558
Health Care		
Health Care Facilities – 0.3%		
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps),		
5.130%, 8-31-24	9,041	9,032
Total Health Care – 0.3%		9,032

MARCH 31, 2018

LOANS (I) (Continued)	Principal	Value
Information Technology		
Communications Equipment – 0.4%		
Avaya, Inc. (ICE LIBOR plus 475 bps),		
6.536%, 12-15-24	$ 11,790	$ 11,864
Total Information Technology – 0.4%		11,864
Telecommunication Services		
Integrated Telecommunication Services – 0.6%		
West Corp. (3-Month ICE LIBOR plus 400 bps),		
5.877%, 10-10-24	19,775	19,946
Total Telecommunication Services – 0.6%		19,946
TOTAL LOANS – 2.8%		$ 90,288

(Cost: $89,928)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 4.2%		
U.S. Treasury Notes:		
0.125%, 4-15-21	27,967	27,720
0.625%, 1-15-26	67,935	67,864
0.125%, 7-15-26	5,202	4,995
1.000%, 2-15-46	39,144	39,989
		140,568

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations – 1.1%		
U.S. Treasury Bonds,		
2.750%, 8-15-47	$36,882	$ 35,172
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 5.3%		$175,740

(Cost: $180,083)

BULLION – 5.3%	Troy Ounces	
Gold	131	173,999

(Cost: $155,004)

SHORT-TERM SECURITIES	Principal	
Commercial Paper (J) – 1.9%		
Clorox Co. (The):		
1.993%, 4-3-18	$ 8,845	8,843
2.440%, 4-27-18	3,000	2,994
E.I. du Pont de Nemours and Co.,		
2.053%, 4-4-18	5,000	4,998
General Dynamics Corp.,		
2.050%, 4-20-18	5,000	4,994
Hewlett Packard Enterprise Corp.,		
2.281%, 4-5-18	10,000	9,997
International Paper Co.,		
2.390%, 4-16-18	5,000	4,995
Kroger Co. (The),		
2.201%, 4-2-18	6,644	6,643

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (J) (Continued)		
McDonalds Corp.,		
2.003%, 4-3-18	$10,000	$ 9,997
Northern Illinois Gas Co.:		
2.201%, 4-4-18	5,000	4,998
2.221%, 4-5-18	5,000	4,998
		63,457
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.980%, 4-5-18 (K)	2,831	2,831
Municipal Obligations – 0.0%		
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps),		
1.650%, 4-7-18 (K)	1,400	1,400
TOTAL SHORT-TERM SECURITIES – 2.0%		$ 67,688

(Cost: $67,697)

TOTAL INVESTMENT SECURITIES – 99.6%		$3,303,780

(Cost: $3,242,992)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		12,074
NET ASSETS – 100.0%		$ 3,315,854

Notes to Consolidated Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Restricted securities. At March 31, 2018, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	640	$ 448,211	$ 2,641
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	80	168,531	4,038
			$616,742	$6,679

The total value of these securities represented 0.2% of net assets at March 31, 2018.

(D) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(E) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F) Securities whose value was determined using significant unobservable inputs.

(G) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $79,095 or 2.4% of net assets.

(H) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(I) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(J) Rate shown is the yield to maturity at March 31, 2018.

(K) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 181,140	$ 116,567	$ 6,679
Consumer Staples	186,639	52,321	—
Energy	182,049	33,931	—
Financials	187,354	368,040	—
Health Care	121,758	30,522	—
Industrials	140,590	196,651	—
Information Technology	525,403	71,951	—
Materials	—	62,037	—
Telecommunication Services	—	35,969	—
Total Common Stocks	$1,524,933	$ 967,989	$ 6,679
Corporate Debt Securities	—	254,539	—
Other Government Securities	—	41,925	—
Loans	—	79,082	11,206
United States Government Obligations	—	175,740	—
Bullion	173,999	—	—
Short-Term Securities	—	67,688	—
Total	$1,698,932	$1,586,963	$17,885

During the year ended March 31, 2018, securities totaling $499,609 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Securities totaling $240,767 were transferred from Level 3 to Level 1 due to increased availability of observable market data due to increased market activity or information for these securities. Transfers between levels represent the values as of the beginning of the reporting period.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 4-1-17	$ 313,778	$ 75,762	$ —
Net realized gain (loss)	(81,330)	23,915	—
Net change in unrealized appreciation (depreciation)	58,908	(14,188)	111
Purchases	—	—	11,094
Sales	(43,910)	(86,573)	—
Amortization/Accretion of premium/discount	—	1,084	1
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	(240,767)	—	—
Ending Balance 3-31-18	$ 6,679	$ —	$11,206
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-18	$ (29,115)	$ —	$ 111

MARCH 31, 2018

Information about Level 3 fair value measurements:

	Fair Value at 3-31-18	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 6,679	Discounted cash flows model	Weighted average cost of capital	15.30%
			Illiquidity discount	10%
Loans	11,206	Third-party valuation service	Broker quotes	N/A

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	52.3%
Japan	6.1%
France	5.9%
United Kingdom	5.0%
Netherlands	4.6%
China	2.7%
India	2.5%
Hong Kong	2.5%
Germany	2.3%
Switzerland	2.2%
Luxembourg	1.2%
Italy	1.0%
Argentina	1.0%
Other Countries	3.0%
Other+	7.7%

+Includes gold bullion and cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew A. Hekman



Rick Perry

Below, Matthew A. Hekman and Rick Perry, CFA, CPA, the co-portfolio managers of Ivy Balanced Fund during the fiscal year ended March 31, 2018, discuss positioning, performance and results for the fiscal year. Mr. Hekman has managed the Fund since 2014, and has 19 years of industry experience. In April 2018, Mr. Perry resigned his position as a portfolio manager; he had managed the Fund since 2017 and has 25 years industry experience. Mark G. Beischel, CPA, and Susan K. Regan joined Mr. Hekman as co-portfolio managers of the Fund at that time. Mr. Beischel has 25 years of industry experience. Ms. Regan has 30 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2018

Ivy Balanced Fund (Class A shares at net asset value)	6.43%
Ivy Balanced Fund (Class A shares including sales charges)	0.33%

Benchmark(s) and/or Lipper Category

S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	13.99%
Lipper Mixed-Asset Target Allocation Growth Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	9.94%
Bloomberg Barclays U.S. Government/Credit Index (Generally reflects the performance of securities in the bond market)	1.38%

Key factors

The fiscal year ended March 31, 2018, in general was a rewarding one for many investors. Equity markets in particular posted strong returns with the S&P 500 Index, the Fund's equity benchmark, advancing 14% for the trailing 12-month period. Fixed Income markets also experienced gains with the Fund's fixed income benchmark, the Bloomberg Barclays U.S. Government/Credit Index, up 1.38% for the period. However, the fiscal year ended with a bout of volatility in the final three months, as higher inflation readings and tighter U.S. Federal Reserve (Fed) policy in addition to political rhetoric concerning international trade agreements raised concern over the outlook for global economic growth.

The domestic economy strengthened during the fiscal year, as measured by gross domestic product, with growing optimism for the next 12 months. In particular, the benefit of newly enacted tax reform, strong employment statistics, persistent indications of rising wages and reduced regulatory burdens has inspired consumer and corporate confidence readings to their highest levels in over a decade. As a result, equity markets outperformed fixed income over the course of the last 12 months.

Within the equity market, the technology sector was a clear leader, with other pro-cyclical sectors such as financials, consumer discretionary and industrials also showing strong gains. Telecommunications services, consumer staples and energy were the only sectors to post negative returns for the fiscal year, while the historically more defensive and yield-sensitive utilities and real estate sectors underperformed the index average.

Within the fixed income market, the U.S. Treasury yield curve flattened, benefiting longer duration positioning. While short-term Treasury yields rose as the Fed increased the federal funds rate, longer-dated Treasury yields declined. The spread relationship between the 2- and the 10-year Treasury ended the fiscal year at 47 basis points (bps), down from 113 bps at the start of the fiscal year. Based on the Bloomberg Barclays U.S. Credit Index, credit spreads narrowed by 9 bps over the course of the year as economic growth improved, corporate balance sheets remained relatively healthy and investors looked to maximize yield.

Contributors and detractors

The Fund underperformed both its benchmark and peer group, posting a total return of 7.6% for the fiscal year ended March 31, 2018. Relative underperformance was driven by security selection in the health care and energy sectors and a short-duration position in the fixed income portfolio. The portfolio's equity exposure averaged about 65% for the year, with 33% in fixed income and the balance in cash.

The equity component of the portfolio gained 13.3% during the fiscal year, modestly underperforming the benchmark. Strong stock selection in the technology sector and overweight allocations to consumer discretionary and financial equities was offset by poor stock selection in the health care and energy sectors. The positive contributions from the technology, financials and consumer discretionary sectors were notable highlights over the past fiscal year.

The fixed income component of the portfolio declined 2.1% for the year, underperforming the benchmark due to a longstanding short duration position relative to the benchmark and security selection in the health care and industrial sectors. The portfolio was significantly underweight Treasuries given the health of corporate balance sheets and abundant liquidity available to corporate borrowers, which contributed positively to relative performance.

Top contributors to performance included Autodesk Inc., Applied Materials, Inc., Las Vegas Sands, Inc., Knight Transportation, Inc. and PNC Financial Services Group, Inc. In most cases, we feel that the outlook for these companies continues to be promising. At Autodesk, Inc., a transition in revenue recognition from sale of product to recurring subscription fee's coupled with strong demand for their products have driven a re-rating for the equity that we believe is durable. For Applied Materials, Inc., strong management execution in the midst of a cyclical upturn in the semiconductor industry has resulted in exceptional stock performance which we believe fairly values the equity and resulted in the position being closed. A recovering gaming market in Macau has driven positive earnings revisions for Las Vegas Sands, Inc. with increasing confidence in the outlook for sustainable earnings growth. At Knight Transportation, Inc., a cyclical rebound in transportation costs after a prolonged downturn coupled with the anticipated benefits of the merger of Knight and Swift have driven a dramatic increase in expected earnings. Finally, at PNC Financial Services Group, Inc., rising interest rates and a growing loan book in conjunction with optimism over reduced tax rates and a less onerous regulatory environment have expanded the valuation multiple as investors anticipate improved profitability and earnings growth.

Detractors to Fund performance were Teva Pharmaceutical Industries Ltd. (no longer a holding at the end of the fiscal year), Allergan (no longer a holding at the end of the fiscal year), Newfield Exploration Co., Helmerich & Payne (no longer a holding at the end of the fiscal year) and Shire Pharmaceuticals (no longer a holding at the end of the fiscal year). Teva Pharmaceutical Industries Ltd. and Shire Pharmaceuticals were disappointing investments that had deteriorating financial performance and what we believe were poorly timed acquisitions, resulting in leveraged balance sheets and forced sales of profitable businesses. The core business at Allergan simply disappointed relative to more robust expectations for growth and operating margins. Our confidence in the businesses and the management teams was sufficiently impaired to prompt an exit from all three positions. The energy sector also faced a difficult year as budding enthusiasm for a recovery in the price of crude oil was stymied by stubbornly high inventory levels and surprising well productivity in U.S. shale formations. However, we think there are encouraging signs of a bottoming in supply and demand fundamentals globally and we are focused on companies with strong competitive positions that we believe can thrive in a modestly improved commodity price environment. As a result, we have maintained exposure to energy and looked to take opportunities to invest in high-quality companies trading at discounted valuations.

Outlook

Looking ahead, we think global economic growth looks durable with some particularly encouraging signs of stabilization and recovery in the energy and industrial sectors. Domestically, we believe individual and corporate tax reform is a meaningful positive for the economy which, along with less regulatory oversight and a generally more business-friendly political climate, is likely to be supportive for the growth outlook.

However, uncertainties persist around political policies and economic growth which is likely, in our view, to result in elevated volatility in the months ahead. In addition, the valuation of asset markets gives us some pause. We continue to believe global growth will improve, as readily available access to credit and improving confidence readings are likely to translate into higher spending; growing clarity around fiscal, trade and monetary policies inspire confidence in the durability of economic expansion; and the lagged effect of historical stimulus is likely to continue to provide a tailwind to growth.

We are closely watching inflation rates and inflation expectations, which have been modest and must remain so in order to allow global central banks to pursue a gradual pace of monetary policy normalization through reduced monetary stimulus and higher short-term interest rates. As the domestic economy improves, we expect the Fed to raise interest rates at a modest pace and continue the process of winding down its balance sheet. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high-quality, growing companies whose securities are trading at what we consider a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 months. This approach has served investors well over time, and our confidence in it has not waned.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Balanced Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	67.8%
Information Technology	11.9%
Consumer Discretionary	11.9%
Industrials	11.1%
Health Care	10.1%
Financials	9.9%
Energy	5.3%
Materials	3.9%
Consumer Staples	3.7%
Bonds	31.0%
Corporate Debt Securities	24.4%
United States Government and Government Agency Obligations	5.5%
Asset-Backed Securities	0.5%
Loans	0.4%
Other Government Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	452/497	91
3 Year	417/436	96
5 Year	335/410	82
10 Year	98/305	33

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Union Pacific Corp.	Industrials	Railroads
Twenty-First Century Fox, Inc.	Consumer Discretionary	Movies & Entertainment
Intel Corp.	Information Technology	Semiconductors
Intercontinental Exchange, Inc.	Financials	Financial Exchanges & Data
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Microsoft Corp.	Information Technology	Systems Software
Carnival Corp.	Consumer Discretionary	Hotels, Resorts & Cruise Lines
UnitedHealth Group, Inc.	Health Care	Managed Health Care

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IVY BALANCED FUND

(UNAUDITED)



		$30,000
Ivy Balanced Fund, Class A Shares[1]	$18,090
S&P 500 Index	$24,771
Bloomberg Barclays U.S. Government/Credit Index	$14,313

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	0.33%	1.64%	5.69%	3.93%	6.66%	6.86%	6.04%	6.44%
5-year period ended 3-31-18	5.50%	5.82%	6.03%	6.38%	7.03%	—	6.40%	6.78%
10-year period ended 3-31-18	6.11%	6.07%	6.03%	6.71%	7.06%	—	—	6.79%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	5.09%	7.44%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*Class E shares are not currently available for investment.*

(6)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Automotive Retail – 0.7%		
O'Reilly Automotive, Inc. (A)	85	$ 21,089
Casinos & Gaming – 2.0%		
Las Vegas Sands, Inc.	838	60,252
General Merchandise Stores – 1.1%		
Dollar General Corp.	352	32,944
Home Improvement Retail – 1.8%		
Lowe's Co., Inc.	634	55,592
Hotels, Resorts & Cruise Lines – 1.9%		
Carnival Corp.	887	58,169
Movies & Entertainment – 2.1%		
Twenty-First Century Fox, Inc.	1,710	62,195
Restaurants – 2.3%		
Starbucks Corp.	432	24,997
YUM! Brands, Inc.	525	44,732
		69,729
Total Consumer Discretionary – 11.9%		**359,970**
Consumer Staples		
Brewers – 1.1%		
Anheuser-Busch InBev S.A. ADR	308	33,834
Packaged Foods & Meats – 1.6%		
General Mills, Inc.	617	27,791
Hershey Foods Corp.	212	21,009
		48,800
Tobacco – 1.0%		
Philip Morris International, Inc.	301	29,880
Total Consumer Staples – 3.7%		**112,514**
Energy		
Integrated Oil & Gas – 1.6%		
Chevron Corp.	417	47,503
Oil & Gas Equipment & Services – 1.4%		
Schlumberger Ltd.	654	42,337
Oil & Gas Exploration & Production – 0.4%		
Newfield Exploration Co. (A)	491	11,996
Oil & Gas Storage & Transportation – 0.8%		
Enterprise Products Partners L.P. . . .	945	23,129
Total Energy – 4.2%		**124,965**
Financials		
Asset Management & Custody Banks – 0.8%		
Blackstone Group L.P. (The)	771	24,646

COMMON STOCKS (Continued)	Shares	Value
Diversified Banks – 1.7%		
Northern Trust Corp.	439	$ 45,305
Wells Fargo & Co.	145	7,584
		52,889
Financial Exchanges & Data – 2.0%		
Intercontinental Exchange, Inc.	833	60,380
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The) . . .	173	43,660
Other Diversified Financial Services – 2.0%		
JPMorgan Chase & Co.	546	60,038
Regional Banks – 2.0%		
PNC Financial Services Group, Inc. (The)	395	59,717
Total Financials – 9.9%		**301,330**
Health Care		
Biotechnology – 2.2%		
Biogen, Inc. (A)	147	40,251
BioMarin Pharmaceutical, Inc. (A) . . .	328	26,599
		66,850
Health Care Equipment – 1.0%		
Medtronic plc	380	30,456
Health Care Services – 1.6%		
Laboratory Corp. of America Holdings (A)	303	48,929
Managed Health Care – 1.9%		
UnitedHealth Group, Inc.	272	58,112
Pharmaceuticals – 2.6%		
Jazz Pharmaceuticals plc (A)	209	31,534
Pfizer, Inc.	1,337	47,433
		78,967
Total Health Care – 9.3%		**283,314**
Industrials		
Aerospace & Defense – 2.5%		
TransDigm Group, Inc.	118	36,342
United Technologies Corp.	310	39,054
		75,396
Airlines – 1.2%		
Delta Air Lines, Inc.	640	35,103
Construction Machinery & Heavy Trucks – 1.8%		
Allison Transmission Holdings, Inc.	516	20,137
PACCAR, Inc.	519	34,313
		54,450
Industrial Machinery – 1.3%		
Parker Hannifin Corp.	234	40,090

COMMON STOCKS (Continued)	Shares	Value
Railroads – 2.1%		
Union Pacific Corp.	471	$ 63,263
Trucking – 1.5%		
Knight Transportation, Inc.	995	45,780
Total Industrials – 10.4%		**314,082**
Information Technology		
Application Software – 1.9%		
Autodesk, Inc. (A)	458	57,459
Data Processing & Outsourced Services – 1.7%		
MasterCard, Inc., Class A	282	49,430
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corp., Class A	480	38,636
Semiconductors – 5.0%		
Broadcom Corp., Class A	184	43,466
Integrated Device Technology, Inc. (A)	785	23,988
Intel Corp.	1,175	61,199
QUALCOMM, Inc.	393	21,765
		150,418
Systems Software – 2.0%		
Microsoft Corp.	651	59,417
Total Information Technology – 11.9%		**355,360**
Materials		
Commodity Chemicals – 0.8%		
Valvoline, Inc.	1,058	23,419
Specialty Chemicals – 2.5%		
Ecolab, Inc.	245	33,548
PPG Industries, Inc.	376	41,950
		75,498
Total Materials – 3.3%		**98,917**
TOTAL COMMON STOCKS – 64.6%		**$1,950,452**
(Cost: $1,523,753)		
PREFERRED STOCKS		
Energy		
Integrated Oil & Gas – 1.1%		
Hess Corp., Convertible, 8.000%	555	33,056
Total Energy – 1.1%		**33,056**
Health Care		
Managed Health Care – 0.8%		
Anthem, Inc., 5.250%	455	24,415
Total Health Care – 0.8%		**24,415**

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

PREFERRED STOCKS (Continued)	Shares	Value
Industrials		
Environmental & Facilities Services – 0.7%		
Stericycle, Inc., 5.250%	445	$ 20,132
Total Industrials – 0.7%		20,132
Materials		
Commodity Chemicals – 0.6%		
A. Schulman, Inc., Convertible, 6.000%	18	18,481
Total Materials – 0.6%		18,481
TOTAL PREFERRED STOCKS – 3.2%		$96,084
(Cost: $105,724)		

ASSET-BACKED SECURITIES	Principal	
AerCap Ireland Capital Designated Activity Co. and AerCap Global Aviation Trust, 3.650%, 7-21-27	$4,250	3,977
AerCap Ireland Capital Ltd. and AerCap Global Aviation Trust:		
3.500%, 1-15-25	2,000	1,927
3.875%, 1-23-28	2,750	2,622
American Airlines Class AA Pass Through Certificates, Series 2017-2, 3.350%, 10-15-29	4,000	3,882
Norwegian Air Shuttle 2016-1, Class A, 4.875%, 5-10-28 (B)	1,905	1,877
TOTAL ASSET-BACKED SECURITIES – 0.5%		$ 14,285
(Cost: $14,912)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Auto Parts & Equipment – 0.2%		
Lear Corp., 3.800%, 9-15-27	5,250	5,046
Automobile Manufacturers – 0.1%		
General Motors Co., 4.200%, 10-1-27	2,500	2,445
Broadcasting – 0.3%		
Discovery Communications LLC:		
3.300%, 5-15-22	1,800	1,782
2.950%, 3-20-23	2,000	1,927
3.950%, 3-20-28	4,750	4,556
		8,265
Cable & Satellite – 0.1%		
Comcast Corp. (GTD by Comcast Cable Communications and NBC Universal), 3.900%, 3-1-38	3,500	3,398
General Merchandise Stores – 0.0%		
Dollar General Corp., 1.875%, 4-15-18	$ 1,750	$ 1,749
Homebuilding – 0.2%		
Toll Brothers Finance Corp.:		
4.375%, 4-15-23	2,500	2,478
4.350%, 2-15-28	3,500	3,281
		5,759
Hotels, Resorts & Cruise Lines – 0.4%		
Royal Caribbean Cruises Ltd., 3.700%, 3-15-28	5,000	4,790
Wyndham Worldwide Corp.:		
4.150%, 4-1-24	1,500	1,495
4.500%, 4-1-27	4,000	3,971
		10,256
Internet & Direct Marketing Retail – 0.1%		
Amazon.com, Inc., 2.800%, 8-22-24 (B)	4,000	3,867
Publishing – 0.1%		
Thomson Reuters Corp., 3.350%, 5-15-26	3,120	2,987
Restaurants – 0.0%		
McDonalds Corp., 4.450%, 3-1-47	1,000	1,032
Total Consumer Discretionary – 1.5%		44,804
Consumer Staples		
Brewers – 0.1%		
Molson Coors Brewing Co., 3.000%, 7-15-26	2,300	2,125
Distillers & Vintners – 0.4%		
Beam, Inc., 1.750%, 6-15-18	1,750	1,746
Constellation Brands, Inc.:		
2.650%, 11-7-22	8,000	7,728
3.600%, 2-15-28	2,000	1,929
		11,403
Drug Retail – 0.0%		
CVS Health Corp., 4.100%, 3-25-25	1,000	1,006
Food Distributors – 0.1%		
Sysco Corp.:		
3.550%, 3-15-25	1,500	1,494
4.450%, 3-15-48	1,500	1,492
		2,986
Household Products – 0.2%		
Clorox Co. (The), 3.100%, 10-1-27	3,000	2,906
Colgate-Palmolive Co., 3.700%, 8-1-47	2,500	2,386
		5,292
Tobacco – 0.2%		
BAT International Finance plc, 2.750%, 6-15-20 (B)	$ 6,400	$ 6,344
Total Consumer Staples – 1.0%		29,156
Energy		
Integrated Oil & Gas – 0.4%		
Hess Corp., 4.300%, 4-1-27	12,450	12,177
Petroleos Mexicanos, 5.350%, 2-12-28 (B)	1,500	1,470
		13,647
Oil & Gas Drilling – 0.7%		
Nabors Industries Ltd., Convertible, 0.750%, 1-15-24 (B)	29,100	21,779
Oil & Gas Equipment & Services – 0.1%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc., 3.337%, 12-15-27	3,000	2,867
Oil & Gas Exploration & Production – 0.4%		
Concho Resources, Inc., 4.375%, 1-15-25	10,900	11,038
Oil & Gas Refining & Marketing – 0.1%		
Andeavor:		
3.800%, 4-1-28	2,000	1,907
4.500%, 4-1-48	2,000	1,864
		3,771
Oil & Gas Storage & Transportation – 1.5%		
Colorado Interstate Gas Co., 4.150%, 8-15-26 (B)	8,340	8,155
Hornbeck Offshore Services, Inc., Convertible, 1.500%, 9-1-19	20,013	15,485
MPLX L.P., 4.000%, 3-15-28	2,000	1,971
Plains All American Pipeline L.P. and PAA Finance Corp., 4.650%, 10-15-25	5,500	5,530
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 4.000%, 10-1-27	3,000	2,840
Transcontinental Gas Pipe Line Co. LLC, 4.600%, 3-15-48 (B)	2,000	1,933
Williams Partners L.P.:		
3.600%, 3-15-22	5,000	4,979
3.750%, 6-15-27	2,000	1,911
4.850%, 3-1-48	1,500	1,482
		44,286
Total Energy – 3.2%		97,388

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials		
Asset Management & Custody Banks – 0.4%		
Ares Capital Corp.:		
4.875%, 11-30-18	$ 300	$ 303
4.250%, 3-1-25	10,000	9,710
		10,013
Consumer Finance – 1.0%		
Capital One Financial Corp., 3.300%, 10-30-24	7,000	6,758
Ford Motor Credit Co. LLC:		
2.979%, 8-3-22	3,000	2,909
3.815%, 11-2-27	4,000	3,758
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	1,500	1,487
3.700%, 5-9-23	1,850	1,836
3.500%, 11-7-24	3,500	3,378
3.850%, 1-5-28	4,000	3,802
Hyundai Capital America:		
2.875%, 8-9-18 (B)	2,750	2,750
2.550%, 4-3-20 (B)	2,500	2,461
		29,139
Diversified Banks – 3.4%		
Australia and New Zealand Banking Group Ltd., 4.400%, 5-19-26 (B)	11,950	11,994
Bank of America Corp.:		
3.419%, 12-20-28 (B)	1,000	957
5.875%, 9-15-66	1,000	1,006
Bank of America Corp. (3-Month U.S. LIBOR plus 363 bps), 5.397%, 7-29-49 (C)	17,000	17,000
Bank of Montreal, 3.803%, 12-15-32	9,000	8,526
Barclays plc, 5.200%, 5-12-26	8,200	8,266
DBS Group Holdings Ltd., 2.246%, 7-16-19 (B)	9,000	8,938
HSBC Holdings plc, 3.400%, 3-8-21	8,750	8,789
ING Bank N.V., 2.500%, 10-1-19 (B)	2,500	2,484
Mizuho Bank Ltd., 2.650%, 9-25-19 (B)	3,700	3,676
Santander Holdings USA, Inc., 3.400%, 1-18-23	2,000	1,954
Societe Generale S.A., 4.250%, 4-14-25 (B)	4,500	4,433
Standard Chartered plc, 2.250%, 4-17-20 (B)	16,600	16,273
Sumitomo Mitsui Banking Corp., 2.450%, 1-16-20	2,000	1,978
U.S. Bancorp, 3.100%, 4-27-26	4,400	4,198
		100,472
Investment Banking & Brokerage – 1.2%		
BGC Partners, Inc., 5.375%, 12-9-19	4,500	4,657
Credit Suisse Group Funding (Guernsey) Ltd., 2.750%, 3-26-20	$ 6,500	$ 6,435
Goldman Sachs Group, Inc. (The):		
2.905%, 7-24-23	6,000	5,834
3.272%, 9-29-25	7,000	6,735
5.700%, 12-29-49	2,300	2,343
Morgan Stanley, 3.591%, 7-22-28	9,000	8,699
		34,703
Life & Health Insurance – 0.5%		
AIA Group Ltd., 2.250%, 3-11-19 (B)	4,200	4,169
Northwestern Mutual Life Insurance Co. (The), 3.850%, 9-30-47 (B)	5,000	4,702
Prudential Financial, Inc., 8.875%, 6-15-38	2,600	2,623
Sumitomo Life Insurance Co., 4.000%, 9-14-77 (B)	5,000	4,714
		16,208
Multi-Line Insurance – 0.3%		
Aon plc (GTD by Aon Corp.), 2.800%, 3-15-21	9,500	9,400
Other Diversified Financial Services – 2.2%		
Citigroup, Inc.:		
5.800%, 11-29-49	13,800	14,279
5.950%, 12-29-49	14,600	15,032
Fidelity National Information Services, Inc., 2.000%, 4-15-18	1,750	1,750
JPMorgan Chase & Co.:		
7.900%, 4-29-49	14,260	14,333
5.000%, 12-29-49	7,700	7,769
5.300%, 11-1-65	2,750	2,824
PennantPark Investment Corp., 4.500%, 10-1-19	9,000	9,013
		65,000
Property & Casualty Insurance – 0.3%		
Berkshire Hathaway Energy Co., 3.800%, 7-15-48 (B)	3,000	2,854
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 2.200%, 3-15-21	3,800	3,751
Markel Corp., 3.500%, 11-1-27	4,000	3,814
		10,419
Regional Banks – 0.9%		
Citizens Financial Group, Inc., 3.750%, 7-1-24	14,900	14,723
PNC Bank N.A., 3.250%, 6-1-25	6,500	6,357
SunTrust Banks, Inc., 5.625%, 12-29-49	7,600	7,819
		28,899
Specialized Finance – 0.2%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 5.450%, 6-15-23 (B)	$5,300	$ 5,616
Total Financials – 10.4%		309,869
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.125%, 5-1-20	9,000	8,842
Health Care Distributors – 0.1%		
AmerisourceBergen Corp., 3.450%, 12-15-27	3,000	2,852
Health Care Equipment – 0.2%		
Zimmer Holdings, Inc., 2.700%, 4-1-20	4,650	4,599
Health Care Services – 0.3%		
Quest Diagnostics, Inc., 3.450%, 6-1-26	8,220	7,969
Health Care Supplies – 0.2%		
Shire Acquisitions Investments Ireland Designated Activity Co., 2.875%, 9-23-23	7,000	6,680
Pharmaceuticals – 0.9%		
AbbVie, Inc., 3.200%, 5-14-26	5,740	5,460
Celgene Corp., 3.450%, 11-15-27	4,500	4,263
Forest Laboratories, Inc., 5.000%, 12-15-21 (B)	7,500	7,827
Johnson & Johnson, 3.400%, 1-15-38	9,000	8,640
Mylan, Inc., 2.550%, 3-28-19	700	697
		26,887
Total Health Care – 2.0%		57,829
Industrials		
Aerospace & Defense – 0.4%		
Huntington Ingalls Industries, Inc., 3.483%, 12-1-27 (B)	4,000	3,845
Northrop Grumman Corp., 3.250%, 1-15-28	5,500	5,246
TransDigm, Inc. (GTD by TransDigm Group, Inc.), 6.375%, 6-15-26	2,500	2,519
		11,610
Agricultural & Farm Machinery – 0.1%		
CNH Industrial N.V., 3.850%, 11-15-27	3,000	2,910

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Air Freight & Logistics – 0.1%		
FedEx Corp.,		
4.050%, 2-15-48	$3,500	$ 3,280
Airlines – 0.4%		
Aviation Capital Group LLC,		
3.500%, 11-1-27 (B)	8,250	7,735
Southwest Airlines Co.,		
2.650%, 11-5-20	5,525	5,466
		13,201
Building Products – 0.1%		
Owens Corning,		
4.400%, 1-30-48	3,200	2,950
Diversified Support Services – 0.1%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (B)	2,318	2,254
Electrical Components & Equipment – 0.2%		
Hubbell, Inc.,		
3.500%, 2-15-28	7,000	6,855
Environmental & Facilities Services – 0.2%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11-15-27	6,000	5,712
Industrial Conglomerates – 0.1%		
3M Co.,		
2.875%, 10-15-27	3,000	2,897
Industrial Machinery – 0.2%		
Ingersoll-Rand Global Holding Co. Ltd.,		
3.750%, 8-21-28	5,000	4,960
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5-15-20	1,649	1,627
Total Industrials – 1.9%		58,256
Information Technology		
Internet Software & Services – 0.0%		
Tencent Holdings Ltd.,		
3.595%, 1-19-28 (B)	550	527
IT Consulting & Other Services – 0.1%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	4,500	4,631
Total Information Technology – 0.1%		5,158
Materials		
Construction Materials – 0.2%		
Hillman Group, Inc. (The),		
6.375%, 7-15-22 (B)	7,049	6,802

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining – 0.2%		
Anglo American Capital plc:		
3.625%, 9-11-24 (B)	$ 2,000	$ 1,926
4.500%, 3-15-28 (B)	1,500	1,496
Anglo American plc,		
4.125%, 4-15-21 (B)	3,500	3,551
		6,973
Fertilizers & Agricultural Chemicals – 0.2%		
Mosaic Co. (The),		
4.050%, 11-15-27	6,000	5,848
Metal & Glass Containers – 0.5%		
BakerCorp International, Inc.,		
8.250%, 6-1-19	12,693	12,312
Ball Corp.,		
4.875%, 3-15-26	2,500	2,507
		14,819
Paper Packaging – 0.4%		
Packaging Corp. of America,		
3.400%, 12-15-27	3,500	3,346
WestRock Co.,		
3.000%, 9-15-24 (B)	7,000	6,689
		10,035
Specialty Chemicals – 0.2%		
Ecolab, Inc.:		
3.250%, 12-1-27 (B)	3,000	2,891
3.950%, 12-1-47 (B)	3,000	2,911
		5,802
Total Materials – 1.7%		50,279
Real Estate		
Health Care REITs – 0.2%		
Senior Housing Properties Trust,		
4.750%, 2-15-28	5,500	5,385
Industrial REITs – 0.1%		
Air Lease Corp.,		
3.250%, 3-1-25	3,500	3,337
Specialized REITs – 1.2%		
American Tower Corp.:		
2.250%, 1-15-22	10,500	10,038
4.700%, 3-15-22	2,540	2,650
3.375%, 10-15-26	5,080	4,775
3.600%, 1-15-28	4,500	4,270
American Tower Trust I,		
3.652%, 3-23-28 (B)	2,000	2,000
Crown Castle International Corp.:		
5.250%, 1-15-23	2,217	2,355
3.200%, 9-1-24	1,000	958
3.700%, 6-15-26	4,200	4,040
3.650%, 9-1-27	4,000	3,809
		34,895
Total Real Estate – 1.5%		43,617

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.5%		
AT&T, Inc.:		
4.125%, 2-17-26	$2,850	$ 2,855
3.900%, 8-14-27	1,500	1,509
4.900%, 8-14-37	500	504
5.150%, 2-14-50	3,000	3,025
Sprint Spectrum Co. LLC, Sprint Spectrum Co. II LLC, and Sprint Spectrum Co. III LLC,		
4.738%, 3-20-25 (B)	1,500	1,508
Verizon Communications, Inc., 4.500%, 8-10-33	4,000	4,045
		13,446
Wireless Telecommunication Service – 0.0%		
Virgin Media Finance plc,		
4.875%, 2-15-22	582	576
Total Telecommunication Services – 0.5%		14,022
Utilities		
Electric Utilities – 0.6%		
Duke Energy Corp.,		
3.150%, 8-15-27	2,500	2,352
Edison International,		
4.125%, 3-15-28	2,000	2,011
Entergy Texas, Inc.,		
2.550%, 6-1-21	3,900	3,821
Exelon Corp.,		
2.450%, 4-15-21	4,300	4,202
Kansas City Power & Light Co.,		
4.200%, 3-15-48	1,000	1,028
PPL Energy Supply LLC,		
4.600%, 12-15-21	4,900	4,238
		17,652
Multi-Utilities – 0.0%		
Berkshire Hathaway Energy Co.,		
3.250%, 4-15-28 (B)	1,000	964
Total Utilities – 0.6%		18,616
TOTAL CORPORATE DEBT SECURITIES – 24.4%		$728,994
(Cost: $745,651)		

OTHER GOVERNMENT SECURITIES (E)	Principal	Value
Mexico – 0.1%		
United Mexican States,		
3.750%, 1-11-28	2,000	1,934
Spain – 0.1%		
Telefonica Emisiones S.A.U.,		
4.665%, 3-6-38	1,500	1,515
TOTAL OTHER GOVERNMENT SECURITIES – 0.2%		$ 3,449
(Cost: $3,491)		

SCHEDULE OF INVESTMENTS

MARCH 31, 2018

LOANS (C)	Principal	Value
Industrials		
Industrial Machinery – 0.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.802%, 1-30-23 (F)	$10,981	$10,981
Total Industrials – 0.4%		10,981
TOTAL LOANS – 0.4%		$10,981
(Cost: $10,806)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.0%		
National Archives Facility Trust, 8.500%, 9-1-19	597	628
Mortgage-Backed Obligations – 1.4%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12-1-31	23	26
6.500%, 1-1-32	28	32
4.500%, 6-1-44	8,240	8,683
3.000%, 6-15-45	10,449	10,468
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7-1-18	17	17
4.500%, 9-1-19	106	107
6.500%, 10-1-28	27	29
6.500%, 2-1-29	5	5
3.500%, 6-25-29	6,173	6,292
7.000%, 11-1-31	36	40
6.500%, 2-1-32	29	33
7.000%, 2-1-32	45	50
7.000%, 3-1-32	18	21
7.000%, 7-1-32	24	27

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 9-1-32	$ 22	$ 25
5.500%, 5-1-33	17	19
5.500%, 6-1-33	16	18
4.500%, 11-1-43	7,024	7,456
3.000%, 10-25-46	10,165	10,095
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9-15-18	10	10
6.500%, 8-15-28	10	11
		43,464
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.4%		$ 44,092
(Cost: $46,031)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 3.7%		
U.S. Treasury Notes:		
0.125%, 7-15-26	41,880	40,210
2.125%, 2-15-40	37,156	46,807
1.000%, 2-15-46	25,002	25,542
		112,559
Treasury Obligations – 0.4%		
U.S. Treasury Bonds, 2.750%, 11-15-47	8,000	7,631
U.S. Treasury Notes, 2.000%, 10-31-22	4,000	3,905
		11,536
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.1%		$124,095
(Cost: $127,638)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 0.8%		
General Dynamics Corp., 2.050%, 4-20-18	$5,000	$ 4,994
GlaxoSmithKline LLC, 1.850%, 4-23-18	5,000	4,994
Northern Illinois Gas Co., 2.221%, 4-5-18	9,000	8,997
Rockwell Automation, Inc., 1.971%, 4-5-18	2,305	2,304
Sonoco Products Co., 2.251%, 4-2-18	3,527	3,526
		24,815
Master Note—0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (D)	3,383	3,383
TOTAL SHORT-TERM SECURITIES – 0.9%		$ 28,198
(Cost: $28,201)		
TOTAL INVESTMENT SECURITIES – 99.7%		$3,000,630
(Cost: $2,606,207)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		10,124
NET ASSETS – 100.0%		$ 3,010,754

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $174,372 or 5.8% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Securities whose value was determined using significant unobservable inputs.

(G) Rate shown is the yield to maturity at March 31, 2018.

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 1,950,452	$ —	$ —
Preferred Stocks	77,603	18,481	—
Asset-Backed Securities	—	14,285	—
Corporate Debt Securities	—	728,994	—
Other Government Securities	—	3,449	—
Loans	—	—	10,981
United States Government Agency Obligations	—	44,092	—
United States Government Obligations	—	124,095	—
Short-Term Securities	—	28,198	—
Total	$2,028,055	$961,594	$10,981

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = IntercontinentalExchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy Energy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Ginther has 23 years of industry experience and has managed the Fund since its inception in 2006. Mr. Wolverton has 13 years of industry experience and has managed the Fund since October 2016.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Energy Fund (Class A shares at net asset value)	-12.89%
Ivy Energy Fund (Class A shares including sales charges)	-17.89%

Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	-0.90%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-4.81%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Focus on oil supply

Global equity markets generally had positive returns during the fiscal year, although market volatility increased in the final quarter. Gains were driven by sustained positive global economic growth that resulted in strong corporate earnings. The economic cycle expanded abroad and global equity markets, led by emerging markets, outperformed the robust returns of the U.S. equity market. The U.S. dollar weakened significantly, giving way to a global bull market.

In November, the Organization of Petroleum Exporting Countries (OPEC) plus Russia and nine other petroleum producers agreed to extend their agreement — first reached in November 2016 — to reduce crude oil production quotas. The new agreement extends through 2018.

Energy underperformed the overall equity markets for the fiscal year despite improving oil fundamentals and increases in U.S. crude oil prices for the year. The oil market was more concerned with the rate of U.S. production growth as oil prices moved higher, whether OPEC would comply with its production quotas and the potential for oil demand destruction from electric vehicles. Although the price of West Texas Intermediate crude oil — the U.S. price benchmark — rose about $10 per barrel during calendar year 2017, the first three-quarters of that year saw oil prices trending slightly downward, adding to price uncertainty. Oil traded at the same level in late October that it did at the start of the year.

U.S. oil supply started to grow during the fiscal year, led by output from the Permian Basin shale oil areas, and oil prices started to recover. Geopolitical issues become more of a concern as supply and demand were in a deficit by the year's end. Global oil inventories declined in 2017 because of stronger-than-expected worldwide demand and OPEC's adherence to its production cut agreement.

The U.S. Federal Reserve (Fed) made three interest rate hikes in calendar year 2017 and another in March 2018, bringing its target for the fed funds rate to a range of 1.50-1.75%. The Fed has reaffirmed the potential for more rate increases in 2018.

Oil markets work through down year

The Fund had a negative return for the fiscal year, underperforming its benchmark index — which also had a slightly negative return — and its Lipper peer group average. The energy sector made up more than 97% of equity assets held by the Fund at the end of the fiscal year.

The Fund in general is positioned in companies that are less defensive than those in the benchmark index, primarily because the portfolio managers believe that oil prices are in a long-term upcycle. This positioning hurt performance relative to the benchmark during the fiscal year as oil prices trended slightly downward.

The Fund's allocation of more than 48% of its equity assets to "upstream" energy companies — those that focus on exploration and production (E&P) — is greater than the benchmark allocation, which holds what the portfolio managers consider to be outsized exposure to large integrated oil companies. The Fund remained underweight to the integrated oil companies compared to the benchmark. The Fund has maintained a high allocation to quality upstream companies in the E&P and oil services industries. Such companies generally have outperformed energy sector peers when oil prices rise, which the portfolio managers still expect.

The five greatest relative contributors to the Fund's performance in the fiscal year were Continental Resources, Inc.; Wex, Inc.; Diamondback Energy, Inc., RSP Permian, Inc., and Cactus, Inc.-Class A. The five greatest relative detractors to the Fund's performance in the fiscal year were U.S. Silica Holdings, Inc., Forum Energy Technologies, Chevron Corp. (based on an underweight position relative to the benchmark index), Weatherford International Ltd., and Oasis Petroleum, Inc. Weatherford International Ltd. no longer was a holding in the Fund at March 31, 2018.

Supply/demand an ongoing focus

We believe the market is in the early stages of a cyclical recovery as oil fundamentals have begun to improve. Worldwide oil inventories continue to fall, demand has been better than expected, supply growth has been constrained by lower oil prices and compliance by OPEC with its output quotas remains high. We believe OPEC in 2018 will need to bring back the oil from its production cuts. We also think oil market fundamentals continue to support the potential for higher oil prices.

Oil demand and supply are in deficit now as inventory drawdowns remain strong. We believe higher oil prices are needed to prompt growth in worldwide production. We also think U.S. shale oil production will be the major source of supply growth to meet demand.

Capital discipline by U.S. producers and oil services bottlenecks remain a concern related to how fast the U.S. can grow oil production.

We believe U.S. shale oil continues to offer opportunities, with much of our focus again on the Permian Basin for production growth. Companies there continue to improve efficiency and productivity, and manage costs effectively. The Fund is positioned based on our expectation for a long-term rise in oil prices. In general, we think the Fund can perform well relative to its peers when oil prices rise.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load, and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.6%
Energy	95.9%
Information Technology	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Country Weightings

North America	92.9%
United States	91.7%
Other North America	1.2%
Europe	5.7%
Netherlands	4.0%
Other Europe	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.4%

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	71/88	80
3 Year	48/77	62
5 Year	31/64	48
10 Year	28/54	51

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
RSP Permian, Inc.	United States	Energy	Oil & Gas Exploration & Production
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
WPX Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Energy Fund, Class A Shares(1)	$7,990
S&P 1500 Energy Sector Index	$10,929

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E(5)	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-17.89%	-17.12%	-13.56%	-14.81%	-12.63%	-12.48%	-13.11%	-12.78%
5-year period ended 3-31-18	-4.51%	-4.36%	-3.99%	-3.58%	-2.99%	—	-3.55%	-3.22%
10-year period ended 3-31-18	-2.22%	-2.34%	-2.32%	-1.63%	-1.28%	—	—	-1.53%
Since Inception of Class through 3-31-18(6)	—	—	—	—	—	-10.25%	-1.26%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*Class E shares are not currently available for investment.*

(6)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY ENERGY FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 4.1%		
Chevron Corp.	74	$ 8,422
Royal Dutch Shell plc, Class A (A)	271	8,629
Suncor Energy, Inc.	208	7,198
		24,249
Oil & Gas Drilling – 4.4%		
Patterson-UTI Energy, Inc.	929	16,271
Transocean, Inc. (B)	1,013	10,032
		26,303
Oil & Gas Equipment & Services – 29.4%		
C&J Energy Services, Inc. (B)	472	12,181
Cactus, Inc., Class A (B)	377	10,159
Core Laboratories N.V.	140	15,102
Forum Energy Technologies, Inc. (B)	1,055	11,608
FTS International, Inc. (B)	256	4,709
Halliburton Co.	631	29,634
Hi-Crush Partners L.P.	755	8,000
Liberty Oilfield Services, Inc., Class A (B)	228	3,855
ProPetro Holding Corp. (B)	186	2,959
RPC, Inc.	988	17,807
Schlumberger Ltd.	389	25,172
Solaris Oilfield Infrastructure, Inc., Class A (B)	443	7,337
Superior Energy Services, Inc. (B)	1,433	12,077
U.S. Silica Holdings, Inc.	541	13,810
		174,410
Oil & Gas Exploration & Production – 50.1%		
Anadarko Petroleum Corp.	287	$ 17,345
Centennial Resource Development, Inc., Class A (B)	502	9,206
Cimarex Energy Co.	115	10,757
Concho Resources, Inc. (B)	144	21,685
Continental Resources, Inc. (B)	576	33,976
Devon Energy Corp.	348	11,055
Diamondback Energy, Inc. (B)	184	23,273
EOG Resources, Inc.	253	26,670
Marathon Oil Corp.	845	13,636
Newfield Exploration Co. (B)	469	11,457
Oasis Petroleum LLC (B)	1,667	13,505
Parsley Energy, Inc., Class A (B)	845	24,492
Pioneer Natural Resources Co.	135	23,139
RSP Permian, Inc. (B)	469	22,008
Whiting Petroleum Corp. (B)	460	15,553
WPX Energy, Inc. (B)	1,338	19,779
		297,536
Oil & Gas Refining & Marketing – 4.9%		
Marathon Petroleum Corp.	143	10,422
Phillips 66	123	11,831
Valero Energy Corp.	72	6,647
		28,900
Oil & Gas Storage & Transportation – 3.0%		
Energy Transfer Partners L.P.	360	5,840
Enterprise Products Partners L.P.	362	8,866
MPLX L.P.	95	3,128
		17,834
Total Energy – 95.9%		569,232
Information Technology		
Data Processing & Outsourced Services – 2.7%		
Wright Express Corp. (B)	101	$ 15,756
Total Information Technology – 2.7%		15,756
TOTAL COMMON STOCKS – 98.6%		$584,988
(Cost: $475,215)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.1%		
International Paper Co., 2.390%, 4-16-18	$3,000	2,997
Sysco Corp., 2.100%, 4-2-18	3,794	3,793
		6,790
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (D)	4,815	4,815
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 11,605
(Cost: $11,606)		
TOTAL INVESTMENT SECURITIES – 100.5%		$596,593
(Cost: $486,821)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5)%		(3,131)
NET ASSETS – 100.0%		$593,462

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$560,603	$ 8,629	$ —
Information Technology	15,756	—	—
Total Common Stocks	$576,359	$ 8,629	$ —
Short-Term Securities	—	11,605	—
Total	$576,359	$20,234	$ —

During the year ended March 31, 2018, securities totaling $5,548 were transferred from Level 1 to Level2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	91.7%
Netherlands	4.0%
Switzerland	1.7%
Canada	1.2%
Other+	1.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Stanley J. Kraska, Jr.



George J. Noon



Matthew Sgrizzi



Lisa L. Kaufman

The Ivy LaSalle Global Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, portfolio managers Stanley J. Kraska, Jr.; George J. Noon, CFA; Matthew Sgrizzi, CFA; and Lisa Kaufman, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Kraska has managed the Fund since inception and has 32 years of industry experience. Mr. Noon has managed the Fund since inception and has 30 years of industry experience. Mr. Sgrizzi became a portfolio manager on the Fund in 2015, and has 16 years of industry experience. Mrs. Kaufman became a portfolio manager on the Fund in 2016, and has 26 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2018

Ivy LaSalle Global Real Estate Fund (Class A shares at net asset value)	2.69%
Ivy LaSalle Global Real Estate Fund (Class A shares including sales charges)	-3.24%

Benchmark(s) and/or Lipper Category

FTSE EPRA/NAREIT Developed Index	4.23%
(Generally reflects the performance of real estate stocks in developed countries)	
Lipper Global Real Estate Funds Universe Average	5.06%
(Generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Sustained improvement in economic growth expectations

Most of the fiscal year ended March 31, 2018 was characterized by sustained improvement in global economic growth expectations, which supported share price appreciation for both global real estate securities and broader equities. Real estate securities shares advanced in each of the final three quarters of 2017, benefitting from healthy fundamentals and operating metrics. The sector received additional support from a series of mergers and acquisitions (M&A), as well as activist events during the year.

Real estate securities produced positive absolute returns in the fiscal year, yet trailed the broader equity market. Broader equities produced robust investment returns as increased risk-appetite led investors to favor more economically sensitive broad market segments. This trend was exacerbated at the end of 2017, and continued into the start of 2018, as potential impacts of U.S. tax reform and a reduced corporate tax burden led to further expansion of economic growth expectations, and particularly earnings growth for broader equities. As real estate investment trusts (REITs) pass through a large portion of income to shareholders and do not typically pay corporate taxes, the sector did not directly benefit from this factor.

Interest rates remained relatively unchanged through most of 2017, but started to rise near year-end with further improvement in economic growth expectations. This rise initially pressured real estate securities and other yield-oriented segments, but eventually weighed on risk assets as a whole.

As the fiscal year came to a close, financial markets were impacted by a modest deceleration in economic growth expectations, tension in global trade relations and concerns over heightened equity valuations. Real estate securities rallied during the reporting period's final month as cash flow stability and more risk-averse investment vehicles became increasingly attractive due to elevated market volatility, and upon the ongoing health of operations and earnings results.

Fund results improved throughout the year

The Fund finished the year with a positive return, but lagged both its benchmark index and Lipper peer group average.

The Fund's relative underperformance at the start of the fiscal year stemmed largely from the Fund's global overweight position to higher-quality regional mall companies and underweight position to the industrial sector relative to the benchmark index. The performance of higher-quality regional mall companies has been negatively impacted by increased e-commerce activity, which has contributed to additional retailer store closings and weaker retail company sales. At the same time, this increased level of e-commerce activity has been a tailwind for the industrial sector, and has resulted in increased demand for warehouse/logistical space, benefitting the stock price performance of those companies.

Positive results in Japan were a bright spot in the Fund's relative performance, and would persist throughout the fiscal year. This outperformance stemmed from an overweight position to the Japanese development companies, which performed well as a result of Japan's improving economic outlook and inflation expectations, as well as its solid real estate fundamentals and operating results.

As the fiscal year progressed, performance trends which had weighed on Fund results began to shift, and reached a turning point in the latter half of 2017. This was most evident in the higher quality mall sector, which received significant investor attention following a series of M&A and activist events. The Fund benefitted from these events, along with an improved retail environment. The series of events highlighted the meaningful net asset value discounts in the public mall companies, as well as the importance of higher quality retail assets in today's retail landscape.

In addition to a reversal of mall performance, Fund results improved sequentially as U.S. stock selection results rebounded, strong selection results in Japan persisted, and outperformance in Europe and Hong Kong mitigated earlier period weakness. Moving forward, we believe the Fund is well positioned to continue this positive trajectory.

Fundamentals remain healthy

Leading economic indicators remain positive across much of the globe, continuing to suggest healthy levels of global economic growth. While further improvement in economic growth expectations may be moderating, the healthy outlook supports the fundamentals of the real estate sector and offers potential upside to earnings growth for global real estate securities.

Real estate operating fundamentals remain healthy across much of the globe, evidenced by healthy earnings and operating results relayed by management teams in recent reporting periods. We believe these fundamentals may support REITs earnings growth in the current economic and capital market environment. Global property companies are trading at a moderate discount to their net asset values on average and below levels where they have historically traded.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy LaSalle Global Real Estate Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Real Estate	98.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	146/179	82
3 Year	136/149	91

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**53.3%**
United States	51.7%
Other North America	1.6%
Pacific Basin	**27.4%**
Japan	12.7%
Hong Kong	8.6%
Australia	5.3%
Other Pacific Basin	0.8%
Europe	**18.2%**
United Kingdom	6.3%
Germany	3.9%
France	3.8%
Other Europe	4.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Real Estate	Retail REITs
Sun Hung Kai Properties Ltd.	Hong Kong	Real Estate	Diversified Real Estate Activities
Equity Residential	United States	Real Estate	Residential REITs
AvalonBay Communities, Inc.	United States	Real Estate	Residential REITs
Welltower, Inc.	United States	Real Estate	Health Care REITs
Mitsubishi Estate Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities
Public Storage, Inc.	United States	Real Estate	Specialized REITs
Boston Properties, Inc.	United States	Real Estate	Office REITs
Unibail-Rodamco	France	Real Estate	Retail REITs
Mitsui Fudosan Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY LASALLE GLOBAL REAL ESTATE FUND

(UNAUDITED)



| Ivy LaSalle Global Real Estate Fund, Class A Shares[1] | $10,985 |
| FTSE EPRA/NAREIT Developed Index | $12,751 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-3.24%	-1.87%	1.96%	3.20%	—	2.39%	2.76%
5-year period ended 3-31-18	1.90%	1.91%	2.00%	3.14%	1.89%	2.49%	3.34%
10-year period ended 3-31-18	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18[5]	1.90%	1.91%	2.00%	3.14%	1.89%	2.49%	3.34%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 7-5-17 for Class N shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS   IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Real Estate – 5.3%		
Dexus	89	$ 638
GPT Group	179	654
Mirvac Group	365	606
Scentre Group	576	1,700
		3,598
Total Australia – 5.3%		3,598
Belgium		
Real Estate – 0.4%		
Warehouses De Pauw Comm VA	2	252
Total Belgium – 0.4%		252
Canada		
Real Estate – 1.6%		
Allied Properties	4	116
Canadian Apartment Properties REIT	4	122
Canadian REIT	6	218
First Capital Realty, Inc.	17	271
H&R Real Estate Investment Trust	11	181
SmartREIT	6	128
		1,036
Total Canada – 1.6%		1,036
France		
Real Estate – 3.8%		
Gecina	5	848
Unibail-Rodamco	8	1,752
		2,600
Total France – 3.8%		2,600
Germany		
Real Estate – 3.9%		
Ado Properties S.A.	3	151
alstria office AG	26	403
LEG Immobilien AG	6	670
Vonovia SE	28	1,412
		2,636
Total Germany – 3.9%		2,636
Hong Kong		
Real Estate – 8.6%		
Hongkong Land Holdings Ltd.	84	582
Link (The)	105	900
Sun Hung Kai Properties Ltd.	205	3,254
Swire Properties Ltd.	332	1,166
		5,902
Total Hong Kong – 8.6%		5,902
Ireland		
Real Estate – 0.6%		
Hibernia REIT plc	75	134

COMMON STOCKS (Continued)	Shares	Value
Real Estate (Continued)		
Irish Residential Properties REIT plc	160	$ 273
		407
Total Ireland – 0.6%		407
Japan		
Real Estate – 12.7%		
Daiwa Office Investment Corp.	—*	476
Global One Corp.	—*	333
Heiwa Real Estate Co. Ltd.	68	1,414
Ichigo Hotel Investment Corp.	—*	125
Keihanshin Building Co. Ltd.	19	161
Kenedix Office Investment Corp.	—*	287
Mitsubishi Estate Co. Ltd.	137	2,295
Mitsubishi Estate Logistics REIT Investment Corp.	—*	175
Mitsui Fudosan Co. Ltd.	103	2,056
Nippon Building Fund, Inc.	—*	660
ORIX JREIT, Inc.	—*	660
		8,642
Total Japan – 12.7%		8,642
Singapore		
Real Estate – 0.8%		
CapitaLand Ltd.	137	376
Mapletree Commercial Trust	164	196
		572
Total Singapore – 0.8%		572
Spain		
Real Estate – 1.9%		
Lar Espana Real Estate Socimi S.A.	33	394
Merlin Properties Socimi S.A.	56	851
		1,245
Total Spain – 1.9%		1,245
Sweden		
Real Estate – 0.7%		
Kungsleden AB	72	485
Total Sweden – 0.7%		485
Switzerland		
Real Estate – 0.6%		
PSP Swiss Property Ltd., Registered Shares	4	398
Total Switzerland – 0.6%		398
United Kingdom		
Real Estate – 6.3%		
Big Yellow Group plc	18	217
Capital & Counties Properties plc	47	179
Derwent London plc	21	932
Great Portland Estates plc	45	423
Land Securities Group plc	114	1,504
SEGRO plc	89	726

COMMON STOCKS (Continued)	Shares	Value
Real Estate (Continued)		
Unite Group plc (The)	33	$ 363
		4,344
Total United Kingdom – 6.3%		$ 4,344
United States		
Real Estate – 51.7%		
American Campus Communities, Inc.	29	1,115
American Homes 4 Rent	18	358
American Tower Corp., Class A	4	632
AvalonBay Communities, Inc.	25	2,546
Boston Properties, Inc.	15	1,842
Brixmor Property Group, Inc.	54	816
Camden Property Trust	10	875
Crown Castle International Corp.	7	741
CubeSmart	44	1,246
Digital Realty Trust, Inc.	8	791
Duke Realty Corp.	30	796
Equinix, Inc.	1	213
Equity Residential	46	2,817
Federal Realty Investment Trust	5	627
First Industrial Realty Trust, Inc.	12	349
HCP, Inc.	59	1,365
LaSalle Hotel Properties	26	747
National Retail Properties, Inc.	18	699
Paramount Group, Inc.	40	576
Park Hotels & Resorts, Inc.	30	810
ProLogis, Inc.	10	644
Public Storage, Inc.	10	2,007
QTS Realty Trust, Inc., Class A	10	358
Regency Centers Corp.	15	908
RLJ Lodging Trust	36	695
Simon Property Group, Inc.	27	4,198
SL Green Realty Corp.	11	1,102
Taubman Centers, Inc.	15	868
VEREIT, Inc.	92	640
Vornado Realty Trust	25	1,696
Welltower, Inc.	43	2,316
		35,393
Total United States – 51.7%		35,393
TOTAL COMMON STOCKS – 98.9%		$ 67,510
(Cost: $65,227)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (A)	$72	72
TOTAL SHORT-TERM SECURITIES – 0.1%		$ 72
(Cost: $72)		
TOTAL INVESTMENT SECURITIES – 99.0%		$67,582
(Cost: $65,299)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		670
NET ASSETS – 100.0%		$68,252

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Real Estate	$36,957	$30,553	$ —
Total Common Stocks	$36,957	$30,553	$ —
Short-Term Securities	—	72	—
Total	$36,957	$30,625	$ —

During the year ended March 31, 2018, securities totaling $11,327 were transferred from Level 1 to Level 2, These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Real Estate	98.9%
Other+	1.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Stanley J. Kraska, Jr.



George J. Noon



Matthew Sgrizzi



Lisa L. Kaufman

The Ivy LaSalle Global Risk-Managed Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, portfolio managers Stanley J. Kraska, Jr.; George J. Noon, CFA; Matthew Sgrizzi, CFA; and Lisa Kaufman, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Kraska has managed the Fund since inception and has 32 years of industry experience. Mr. Noon has managed the Fund since inception and has 30 years of industry experience. Mr. Sgrizzi became a portfolio manager on the Fund in 2015, and has 16 years of industry experience. Mrs. Kaufman became a portfolio manager on the Fund in 2016, and has 26 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2018

Ivy LaSalle Global Risk-Managed Real Estate Fund (Class A shares at net asset value)	0.14%
Ivy LaSalle Global Risk-Managed Real Estate Fund (Class A shares including sales charges)	-5.60%

Benchmark(s) and/or Lipper Category

FTSE EPRA/NAREIT Developed Index (Generally reflects the performance of real estate stocks in developed countries)	4.23%
Lipper Global Real Estate Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	5.06%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Sustained improvement in economic growth expectations

Most of the fiscal year ended March 31, 2018 was characterized by sustained improvement in global economic growth expectations, which supported share price appreciation for both global real estate securities and broader equities. Real estate securities shares advanced in each of the final three quarters of 2017, benefitting from healthy fundamentals and operating metrics. The sector received additional support from a series of mergers and acquisitions (M&A), as well as activist events during the year.

Real estate securities produced positive absolute returns in the fiscal year, yet trailed the broader equity market. Broader equities produced robust investment returns as increased risk-appetite led investors to favor more economically sensitive broad market segments. This trend was exacerbated at the end of 2017, and continued into the start of 2018, as potential impacts of U.S. tax reform and a reduced corporate tax burden led to further expansion of economic growth expectations, and particularly earnings growth for broader equities. As real estate investment trusts (REITs) pass through a large portion of income to shareholders and do not typically pay corporate taxes, the sector did not directly benefit from this factor.

Interest rates remained relatively unchanged through most of 2017, but started to rise near year-end with further improvement in economic growth expectations. This rise initially pressured real estate securities and other yield-oriented segments, but eventually weighed on risk assets as a whole.

As the fiscal year came to a close, financial markets were impacted by a modest deceleration in economic growth expectations, tension in global trade relations and concerns over heightened equity valuations. Real estate securities rallied in the period's final month as cash flow stability and more risk-averse investment vehicles became increasingly attractive due to elevated market volatility, and upon the ongoing health of operations and earnings results.

Results reflect lower-risk strategy

The Fund finished the year with a positive return, but lagged both its benchmark index and Lipper peer group average.

The Fund's relative underperformance relative to its benchmark in the fiscal year was driven by negative stock selection results, of which a large portion was due to the risk-managed strategy of the Fund. The Risk-Managed Fund was negatively impacted as the economic outlook improved significantly throughout the period buoyed the performance of certain sectors and companies with higher risk attributes. The Fund is underweight such property sectors which benefitted from this dynamic — U.S. hotels, certain German residential companies, and developers in Hong Kong and Japan — as they are typically screened out of its investable universe. Given the Fund's underweight position to these sectors, this outperformance hindered Fund results.

Additionally, the Fund's relative performance was impacted by its global overweight to higher-quality regional mall companies and underweight to the industrial sector, of which the negative impact was concentrated at the start of the fiscal year. The performance of higher-quality regional mall companies has been negatively impacted by increased e-commerce activity, which has contributed to additional retailer store closings and weaker retail comp sales. At the same time, this increased level of e-commerce activity has been a tailwind for the industrial sector, and has resulted in increased demand for warehouse/logistical space, benefitting the stock price performance of those companies.

Another detractor from relative performance at the start of the fiscal year stemmed largely from the Fund's global overweight position to higher-quality regional mall companies and underweight position to the industrial sector relative to the benchmark index. The performance of higher-quality regional mall companies has been negatively impacted by increased e-commerce activity, which has contributed to additional retailer store closings and weaker retail company sales. At the same time, this increased level of e-commerce activity has been a tailwind for the industrial sector, and has resulted in increased demand for warehouse/logistical space, benefitting the stock price performance of those companies.

As the fiscal year progressed, performance trends which had weighed on Fund results began to shift, and reached a turning point in the latter half of 2017. This was most evident in the higher quality mall sector, which received significant investor attention following a series of M&A and activist events. The Fund benefitted from these events, along with an improved retail environment. The series of events highlighted the meaningful net asset value discounts in the public mall companies, as well as the importance of higher quality retail assets in today's retail landscape.

In addition to a reversal of mall performance, Fund results improved sequentially as U.S. stock selection results rebounded, strong selection results in Japan persisted, and outperformance in Europe and Hong Kong mitigated earlier period weakness. We feel it is important to not only highlight the continued improvement in relative performance of the Fund, but its material outperformance in the final two months of the fiscal year. Financial markets have endured a bout of elevated volatility and market disruption in recent months, an environment for which the Risk-Managed Fund was designed. The Fund has performed as intended and materially outperformed in this environment. Moving forward, we believe the Fund is well positioned to continue this positive trajectory.

Fundamentals remain healthy

Leading economic indicators remain positive across much of the globe, continuing to suggest healthy levels of global economic growth. While further improvement in economic growth expectations may be moderating, the healthy outlook supports the fundamentals of the real estate sector and offers potential upside to earnings growth for global real estate securities.

Real estate operating fundamentals remain healthy across much of the globe, evidenced by healthy earnings and operating results relayed by management teams in recent reporting periods. We believe these fundamentals may support REITs earnings growth in the current economic and capital market environment. Global property companies are trading at a moderate discount to their net asset values on average and below levels where they have historically traded.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.

There is no guarantee that the Ivy LaSalle Global Risk-Managed Real Estate Fund will not decline in value in comparison with funds that do not use a risk-managed approach.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy LaSalle Global Risk-Managed Real Estate Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Real Estate	99.0%
Cash and Other Assets (Net of Liabilities)	1.0%

Lipper Rankings

Category: Lipper Global Real Estate Funds	Rank	Percentile
1 Year	169/179	94
3 Year	104/149	70

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**54.4%**
United States	52.8%
Other North America	1.6%
Pacific Basin	**25.4%**
Japan	9.4%
Hong Kong	9.1%
Australia	5.9%
Other Pacific Basin	1.0%
Europe	**19.2%**
United Kingdom	7.1%
France	4.4%
Germany	4.2%
Other Europe	3.5%
Cash and Other Assets (Net of Liabilities)	**1.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Simon Property Group, Inc.	United States	Real Estate	Retail REITs
Equity Residential	United States	Real Estate	Residential REITs
AvalonBay Communities, Inc.	United States	Real Estate	Residential REITs
Hongkong Land Holdings Ltd.	Hong Kong	Real Estate	Real Estate Operating Companies
Public Storage, Inc.	United States	Real Estate	Specialized REITs
Welltower, Inc.	United States	Real Estate	Health Care REITs
Swire Properties Ltd.	Hong Kong	Real Estate	Real Estate Operating Companies
Boston Properties, Inc.	United States	Real Estate	Office REITs
Unibail-Rodamco	France	Real Estate	Retail REITs
Scentre Group	Australia	Real Estate	Retail REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY LASALLE GLOBAL RISK-MANAGED REAL ESTATE FUND

(UNAUDITED)



——— Ivy LaSalle Global Risk-Managed Real Estate Fund, Class A Shares[1]	$11,281
········ FTSE EPRA/NAREIT Developed Index	$12,751

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-5.60%	-4.62%	-0.65%	0.43%	—	-0.31%	0.14%
5-year period ended 3-31-18	2.44%	2.61%	2.78%	3.80%	—	3.14%	3.68%
10-year period ended 3-31-18	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18[5]	2.44%	2.61%	2.78%	3.80%	0.91%	3.14%	3.68%

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 7-5-17 for Class N shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL RISK-MANAGED REAL ESTATE FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Australia		
Real Estate – 5.9%		
Dexus	147	$ 1,057
GPT Group	427	1,566
Scentre Group	868	2,561
		5,184
Total Australia – 5.9%		5,184
Belgium		
Real Estate – 0.5%		
Warehouses De Pauw Comm VA	4	494
Total Belgium – 0.5%		494
Canada		
Real Estate – 1.6%		
Allied Properties	5	170
Canadian Apartment Properties REIT	10	279
Canadian REIT	11	434
RioCan	15	267
SmartREIT	10	228
		1,378
Total Canada – 1.6%		1,378
France		
Real Estate – 4.4%		
Gecina	8	1,302
Unibail-Rodamco	11	2,593
		3,895
Total France – 4.4%		3,895
Germany		
Real Estate – 4.2%		
Ado Properties S.A.	6	316
alstria office AG	61	954
Deutsche Wohnen AG	8	367
LEG Immobilien AG	18	2,055
		3,692
Total Germany – 4.2%		3,692
Hong Kong		
Real Estate – 9.1%		
Hongkong Land Holdings Ltd.	498	3,437
Link (The)	159	1,363
Swire Properties Ltd.	946	3,326
		8,126
Total Hong Kong – 9.1%		8,126

COMMON STOCKS (Continued)	Shares	Value
Ireland		
Real Estate – 0.9%		
Hibernia REIT plc	96	$ 171
Irish Residential Properties REIT plc	391	669
		840
Total Ireland – 0.9%		840
Japan		
Real Estate – 9.4%		
Daiwa Office Investment Corp.	—*	1,340
GLP J-REIT	—*	406
Japan Retail Fund Investment Corp.	—*	535
Kenedix Office Investment Corp.	—*	1,427
Kenedix Retail Corp.	—*	153
Mitsubishi Estate Logistics REIT Investment Corp.	—*	612
Mitsui Fudosan Co. Ltd.	22	251
Nippon Building Fund, Inc.	—*	1,215
ORIX JREIT, Inc.	1	1,900
Sekisui House REIT, Inc.	—*	227
Tokyu, Inc.	—*	106
XYMAX REIT Investment Corp. (A)	—*	118
		8,290
Total Japan – 9.4%		8,290
Singapore		
Real Estate – 1.0%		
CapitaCommercial Trust	249	350
CapitaMall Trust	164	261
Mapletree Commercial Trust	226	271
		882
Total Singapore – 1.0%		882
Spain		
Real Estate – 0.8%		
Lar Espana Real Estate Socimi S.A.	62	748
Total Spain – 0.8%		748
Sweden		
Real Estate – 0.6%		
Hufvudstaden AB	35	524
Total Sweden – 0.6%		524
Switzerland		
Real Estate – 0.7%		
PSP Swiss Property Ltd., Registered Shares	7	670
Total Switzerland – 0.7%		670

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Real Estate – 7.1%		
Big Yellow Group plc	38	$ 456
Derwent London plc	42	1,823
Land Securities Group plc	175	2,308
SEGRO plc	130	1,099
Unite Group plc (The)	54	598
		6,284
Total United Kingdom – 7.1%		6,284
United States		
Real Estate – 52.8%		
American Campus Communities, Inc.	41	1,573
AvalonBay Communities, Inc.	37	3,918
Boston Properties, Inc.	26	3,218
Brixmor Property Group, Inc.	80	1,212
Camden Property Trust	18	1,528
Corporate Office Properties Trust	29	748
CubeSmart	71	2,016
Duke Realty Corp.	43	1,128
Equity Residential	67	4,133
Federal Realty Investment Trust	13	1,556
First Industrial Realty Trust, Inc.	18	514
HCP, Inc.	96	2,226
Hudson Pacific Properties, Inc.	22	718
National Retail Properties, Inc.	37	1,460
Paramount Group, Inc.	87	1,244
ProLogis, Inc.	22	1,404
Public Storage, Inc.	17	3,381
Realty Income Corp.	9	481
Regency Centers Corp.	28	1,644
Simon Property Group, Inc.	37	5,671
Taubman Centers, Inc.	23	1,327
Vornado Realty Trust	35	2,349
Welltower, Inc.	61	3,333
		46,782
Total United States – 52.8%		46,782
TOTAL COMMON STOCKS – 99.0%		$87,789
(Cost: $83,878)		
TOTAL INVESTMENT SECURITIES – 99.0%		$87,789
(Cost: $83,878)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		926
NET ASSETS – 100.0%		$ 88,715

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL RISK-MANAGED REAL ESTATE FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Real Estate	$49,197	$38,592	$ —
Total Common Stocks	$49,197	$38,592	$ —

During the year ended March 31, 2018, securities totaling $37,325 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Real Estate	99.0%
Other+	1.0%

+Includes cash and other assets (net of liabilities)

See Accompanying Notes to Financial Statements.

(UNAUDITED)



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy Natural Resources Fund (formerly Ivy Global Natural Resources Fund), discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Ginther has managed the Fund since July 2013. He has 23 years of industry experience. Mr. Wolverton was named a portfolio manager on the Fund in October 2016 and has 13 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2018

Ivy Natural Resources Fund (Class A shares at net asset value)	0.20%
Ivy Natural Resources Fund (Class A shares including sales charges)	-5.54%

Benchmark(s)/Lipper Category

MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	10.01%
MSCI AC World IMI Energy Index (generally reflects the performance of the energy stocks in developed and emerging markets.)	5.38%
MSCI AC World IMI Materials Index (generally reflects the performance of the materials stocks in developed and emerging markets.)	15.37%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.72%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Oil fundamentals show improvement

Global equity markets generally had positive returns during the fiscal year, although market volatility increased in the final quarter. Gains were driven by sustained positive global economic growth that resulted in strong corporate earnings. The economic cycle expanded abroad and global equity markets, led by emerging markets, outperformed the robust returns of the U.S. equity market. The U.S. dollar weakened significantly, giving way to a global bull market.

Energy underperformed the overall equity markets for the fiscal year despite improving oil fundamentals and increases in U.S. crude oil prices for the year. Although the price of West Texas Intermediate crude oil — the U.S. price benchmark — rose about $10 per barrel during calendar year 2017, the first three-quarters of that year saw oil prices trending slightly downward, adding to price uncertainty. Oil traded at the same level in late October that it did at the start of the year 2018.

Oil supply/demand indicate a slight undersupply as shown by a steady decline in global inventories. Stronger-than-expected worldwide demand and adherence by the Organization of Petroleum Exporting Countries (OPEC) to its production cut agreement has helped this trend. OPEC members plus Russia and nine other producers in November 2017 agreed to extend their agreement — first reached in November 2016 — to reduce crude oil production quotas. The new agreement extends through 2018. Reducing oil inventories was one of OPEC's stated goals when production cuts were first announced, and the plan seems to be working.

The U.S. is one of the few areas of the world that is growing supply significantly. The Permian Basis, particularly, has seen rising capital investment and rig counts. This increased activity has led to a sharp acceleration in supply growth, which has been needed to meet worldwide demand growth.

Exposure to energy recovery

The Fund had a positive return in the fiscal year but trailed the positive returns of its blended benchmark index and Lipper peer group average. The energy sector made up about 56% of equity assets at the end of the fiscal year, while non-energy materials and other sectors was about 44%.

Within the energy sector, the Fund is mostly positioned in "upstream" energy companies — those that focus on exploration and production (E&P) or provide services to the E&P industry. The Fund remained underweight to the integrated oil companies compared to the benchmark. Upstream companies generally have outperformed integrated oil companies when oil prices rise, which the portfolio managers still expect. The focus remains on owning companies with low-cost positions, strong balance sheets, and the ability to grow profitably with high returns on capital.

The five greatest relative contributors to the Fund's performance in the fiscal year were BHP Billiton plc, Rio Tinto plc, West Fraser Timber Co. Ltd., Phillips 66, and WPX Energy, Inc.

The five greatest relative detractors to the Fund's performance in the fiscal year were Plains All American Pipeline, L.P., Magellan Midstream Partners, L.P., Schlumberger Ltd., Seven Generations Energy Ltd., and Helmerich & Payne, Inc. Plains All American Pipeline, L.P., Seven Generations Energy Ltd., and Helmerich & Payne, Inc. were no longer holdings in the Fund at March 31, 2018.

Looking ahead

We expect U.S. oil production to continue ramping higher and have the strongest supply growth of any other country in the world. This supply could satisfy the majority of world demand for oil. Early signs have emerged that supply growth in the Permian Basin may be getting ahead of infrastructure development, which could create pricing discounts in that region. However, we believe U.S. shale oil continues to offer opportunities, and we are positioned in companies that could be beneficiaries of this growth while maintaining a low-cost position.

OPEC is expected to continue to constrain supply in 2018, but they may re-evaluate this strategy throughout the year. Global oil inventories are likely to remain at or below the five-year average if OPEC supply is capped. This would be supportive for world oil prices.

Despite strong oil supply growth in the U.S., U.S. producers are signaling their intent to be more capital disciplined in the coming years and returning more free cash flow to shareholders. This behavior would be supportive of the oil price, and we are watching to see if this becomes reality.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Performance shown at net asset value (NAV) does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations. International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Natural Resources Fund.

PORTFOLIO HIGHLIGHTS

IVY NATURAL RESOURCES FUND

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.5%
Energy	55.5%
Materials	36.7%
Industrials	4.9%
Consumer Staples	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	80/118	68
3 Year	73/109	67
5 Year	63/103	61
10 Year	50/67	74

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Diversification

(as a % of net assets)	
United States	77.5%
Canada	7.5%
United Kingdom	6.6%
Australia	2.9%
Netherlands	2.5%
South Africa	2.5%
Other Countries	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
RSP Permian, Inc.	United States	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Cabot Oil & Gas Corp.	United States	Energy	Oil & Gas Exploration & Production
Parsley Energy, Inc., Class A	United States	Energy	Oil & Gas Exploration & Production
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

54   ANNUAL REPORT   2018

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Natural Resources Fund, Class A Shares[1]	$5,460
MSCI AC World IMI 55% Energy + 45% Materials Index[2]	$10,255
MSCI AC World IMI Energy Index	$9,031
MSCI AC World IMI Materials Index	$11,342

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% MSCI AC World IMI Energy Index and 45% MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	Class A[4]	Class B[5]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-5.54%	-4.99%	-0.48%	-1.87%	0.71%	0.91%	0.14%	0.46%
5-year period ended 3-31-18	-4.75%	-4.78%	-4.24%	-3.73%	-3.13%	—	-3.71%	-3.37%
10-year period ended 3-31-18	-5.87%	-5.96%	-5.93%	-5.31%	-4.87%	—	-5.42%	-5.07%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	-7.49%	—	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(4)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(5)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY NATURAL RESOURCES FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Australia		
Materials – 2.9%		
BHP Billiton plc	803	$ 15,870
Total Australia – 2.9%		15,870
Canada		
Industrials – 2.3%		
Canadian Pacific Railway Ltd.	70	12,434
Materials – 5.2%		
Nutrien Ltd.	339	16,043
West Fraser Timber Co. Ltd.	184	12,227
		28,270
Total Canada – 7.5%		40,704
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	30,000	—
Total Hong Kong – 0.0%		—
Netherlands		
Energy – 2.5%		
Core Laboratories N.V.	129	13,917
Total Netherlands – 2.5%		13,917
South Africa		
Materials – 2.5%		
Mondi plc	504	13,536
Total South Africa – 2.5%		13,536
United Kingdom		
Materials – 6.6%		
Croda International plc	109	6,986
Randgold Resources Ltd. ADR	158	13,111
Rio Tinto plc	312	15,852
		35,949
Total United Kingdom – 6.6%		35,949

COMMON STOCKS (Continued)	Shares	Value
United States		
Consumer Staples – 2.4%		
Ingredion, Inc.	101	$ 13,034
Energy – 53.0%		
Cabot Oil & Gas Corp.	697	16,708
Centennial Resource Development, Inc., Class A (A)	442	8,105
Chevron Corp.	146	16,615
Cimarex Energy Co.	143	13,338
Concho Resources, Inc. (A)	117	17,514
Diamondback Energy, Inc. (A)	132	16,732
Enterprise Products Partners L.P.	314	7,679
EOG Resources, Inc.	189	19,938
EQT Midstream Partners L.P.	110	6,482
Halliburton Co. (C)	730	34,243
Magellan Midstream Partners L.P.	204	11,930
MPLX L.P.	213	7,027
Noble Energy, Inc.	362	10,976
Parsley Energy, Inc., Class A (A)	576	16,694
Phillips 66	197	18,882
RPC, Inc.	838	15,111
RSP Permian, Inc. (A)	435	20,374
Schlumberger Ltd.	250	16,209
WPX Energy, Inc. (A)	895	13,226
		287,783
Industrials – 2.6%		
Union Pacific Corp.	105	14,102
Materials – 19.5%		
Air Products and Chemicals, Inc.	94	15,020
Crown Holdings, Inc. (A)	246	12,467
Dow Chemical Co. (The)	127	8,117
Ecolab, Inc.	85	11,685
International Flavors & Fragrances, Inc.	80	10,911
Packaging Corp. of America	110	12,436
PPG Industries, Inc.	121	13,492
Scotts Miracle-Gro Co. (The)	125	10,759
Sealed Air Corp.	259	11,085
		105,972
Total United States – 77.5%		420,891
TOTAL COMMON STOCKS – 99.5%		$540,867
(Cost: $506,228)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (D)	$2,478	$ 2,478
Municipal Obligations – 0.2%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps) 1.680%, 4-7-18 (D)	1,000	1,000
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 1.810%, 4-7-18 (D)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 4,478
(Cost: $4,478)		
TOTAL INVESTMENT SECURITIES – 100.3%		$545,345
(Cost: $510,706)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(1,880)
NET ASSETS – 100.0%		$543,465

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities whose value was determined using significant unobservable inputs.

(C)All or a portion of securities with an aggregate value of $2,014 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY NATURAL RESOURCES FUND *(in thousands)*

MARCH 31, 2018

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	39,783	U.S. Dollar	56,166	7-5-18	UBS AG	$125	$—
Canadian Dollar	17,154	U.S. Dollar	13,324	7-5-18	UBS AG	—	14
						$125	$14

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ 13,034	$ —	$ —
Energy	301,700	—	—
Industrials	26,536	—	—
Materials	147,353	52,244	—
Total Common Stocks	$488,623	$52,244	$ —
Short-Term Securities	—	4,478	—
Total	$488,623	$56,722	$ —
Forward Foreign Currency Contracts	$ —	$ 125	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 14	$ —

During the year ended March 31, 2018, securities totaling $49,637 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)	
Energy	55.5%
Materials	36.7%
Industrials	4.9%
Consumer Staples	2.4%
Other+	0.5%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Zachary H. Shafran



Bradley J. Warden

Below, Zachary Shafran and Bradley Warden, CFA, portfolio managers of Ivy Science and Technology Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Shafran has managed the Fund since 2001 and has 29 years of industry experience. Mr. Warden has managed the Fund since October 2016 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Science and Technology Fund (Class A shares at net asset value)	23.34%
Ivy Science and Technology Fund (Class A shares including sales load)	16.23%

Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	31.12%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	28.28%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Strong market returns despite political rhetoric

Equity and fixed-income markets were strong in the fiscal year ended March 31, 2018. Global growth improved through the course of the fiscal year, driven by the U.S. economy and economies around the world. Monetary policy slowly began to change in the U.S., while global markets remained relatively accommodative. After the U.S. Federal Reserve (Fed) raised rates in the fourth quarter of 2015 — the first such increase since June 2006 – the Fed initiated five additional rate increases (December 2016, March 2017, June 2017, December 2017 and March 2018). Currently, the Fed is expected to increase rates at least two more times in 2018, which would suggest a federal funds rate of 2.25% exiting calendar year 2018. Inflation generally remained in check through the fiscal year, but signs of increasing inflation expectations are percolating. Additionally, concerns about increasing wages have captured the Fed's attention. On the international front, economic growth has shown signs of improvement, a derivative of continued central bank easing.

On the heels of the U.K.'s "Brexit" vote in mid-2016 to withdraw from the European Union, the election of Donald Trump as the U.S. President in November 2016 sent initial shockwaves through global markets. But, initial shock and concern quickly turned to optimism, as hope that pragmatic government fiscal policy, including tax reform and large-scale capital spending, might lead to broad economic growth. Concern about trade policy and protectionism remains high, with the recent tit-for-tat tariff battle between the U.S. and China just beginning. Trump continues utilizing Twitter, a social media platform, as his preferred method of communication, often injecting uncertainty into markets on a daily basis. Early in 2017, Trump's tweets concerning government drug pricing negotiations initially added volatility to the health care sector. Beyond the health care tweets, the administration's inability to successfully repeal and replace the Affordable Care Act in the first half of calendar year 2017 added to health care policy uncertainty, but the status quo in health care ended up being a positive for health care stocks over the course of the fiscal year. With the passage of tax reform in late calendar year 2017, and relatively little health care policy in debate, 2018 began with a positive tailwind for financial markets. But, this optimism quickly faded as concern over trade wars and tighter monetary policy effects abruptly brought volatility back to the market in February.

During the fiscal year, information technology stocks performed well, with the Fund's benchmark index advancing 31.12%. Several technology subsectors contributed to the strong performance, including technology hardware, software and semiconductors. The semiconductor subsector was the Fund's greatest relative overweight and performed well. We believe consolidation, operating leverage, balance sheet strength, increases in dividend payments and strong management were key in providing stability and growth to this subsector. On the health care front, stocks across the sector performed much better this fiscal year, primarily due to waning concerns of political rhetoric around drug pricing pressure and policy uncertainty. We believe overall political rhetoric will continue with the current administration, but health care will not likely be a primary target.

Performance

The Fund underperformed its benchmark and its peer group average during the fiscal year. Underperformance was primarily driven by the Fund's relative underweight in a few of the largest technology benchmark constituents, primarily

Amazon.com, Inc., Microsoft Corp., and Intel Corp. The Fund owns these stocks, but maintains underweight positions relative to the benchmark index.

During the fiscal year, the health care portion of the Fund was a positive contributor to performance, largely due to strong performance from Vertex Pharmaceuticals, Inc. and Kite Pharma, Inc. (The Fund no longer holds Kite Pharma, Inc. as the company was acquired by Gilead Sciences, Inc. during the fiscal year. Gilead Sciences, Inc. remains a Fund holding as of March 31, 2018.) Health care is not represented in the benchmark, so the Fund's allocation to the sector is an important distinction when comparing performance metrics.

Semiconductor holdings, including Micron Technology, Inc., outperformed the benchmark. Additional names in the Fund that posted strong relative performance included Alibaba Group Holding Ltd. and WNS Holdings Ltd.

The Fund utilized derivatives over the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively well-positioned going forward. We strongly believe that confidence is being restored in the economy with major tax reform and potential capital expenditures in the U.S. and markets around the world. Company management teams remain optimistic about economic growth, which we anticipate will drive a positive reinforcing market environment, where companies continue to see strong topline growth. The Fund had approximately 79% of its equity exposure in the information technology sector as of March 31, 2018.

As of the fiscal year end, about 13% of the Fund's equity holdings were in the health care sector. In developing markets, as the standard of living increases, we believe the demand for quality health care should increase. In our view, biotechnology, health care information technology systems and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. Even with some rhetoric around drug pricing, we believe biotechnology and pharmaceutical companies that bring economic value to the market (fewer hospitalizations, better patient productivity, etc.) should see significant returns and appreciating stock prices. We opportunistically increased the Fund's exposure to these names as the stocks pulled back in early 2017.

The Fund's "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition, totaling approximately 8%. The Fund's cash position as of March 31, 2018 was approximately 2%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities in an improving market

Global economic growth has been fragile and buoyed by extremely aggressive global monetary policy, but we are now seeing underlying organic growth due to improving confidence. The Fed seemingly has recognized some of this early improvement and has moved in the direction of gradual tighter monetary policy. We think this improvement in economic growth will lead to tighter (normal) monetary policy as growth becomes more self-sustaining across the globe. This tighter monetary policy is a key risk worth monitoring for financial markets.

For the upcoming fiscal year, we believe the prospect for growth remains to the upside despite volatility in early 2018. That said, we intend to continue to be prudent in balancing growth with valuations, as we believe there are many potential investment opportunities – especially in biotechnology, data and semiconductors – around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we continue to carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, should continue to provide investment opportunities for the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments, typically options, both written and purchased, on individual equity securities owned by the Fund and on U.S. and/or foreign equity indexes, in seeking to hedge various market risks and/or individual security risk as well as to enhance return. The Fund also may use derivative instruments to gain exposure to securities, sectors, markets or geographical areas.

Because the Fund invests more than 25% of its total assets in the science and technology industry and has significant concentrations within certain issuers, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.

PORTFOLIO HIGHLIGHTS

IVY SCIENCE AND TECHNOLOGY FUND

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.3%
Information Technology	77.3%
Health Care	12.8%
Consumer Discretionary	3.2%
Telecommunication Services	1.9%
Real Estate	1.1%
Industrials	0.9%
Materials	0.6%
Utilities	0.5%
Warrants	0.0%
Purchased Options	0.0%
Bonds	0.0%
Corporate Debt Securities	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.7%

Country Weightings

North America	82.4%
United States	82.4%
Pacific Basin	10.1%
China	5.4%
India	4.7%
Europe	3.7%
Bahamas/Caribbean	2.0%
Other	0.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Purchased Options	1.7%

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	128/162	79
3 Year	131/141	93
5 Year	116/132	88
10 Year	77/114	67

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Microsoft Corp.	United States	Information Technology	Systems Software
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
Cypress Semiconductor Corp.	United States	Information Technology	Semiconductors
ACI Worldwide, Inc.	United States	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



		$29,729
Ivy Science and Technology Fund, Class A Shares[1]		$29,729
S&P North American Technology Sector Index		$39,789

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	16.23%	18.36%	22.44%	20.20%	23.63%	23.82%	22.91%	23.33%
5-year period ended 3-31-18	12.21%	12.56%	12.75%	12.86%	13.87%	—	13.20%	13.59%
10-year period ended 3-31-18	11.51%	11.41%	11.36%	11.81%	12.54%	—	11.89%	12.26%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	9.68%	—	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Internet & Direct Marketing Retail – 3.2%		
Amazon.com, Inc. (A)	40	$ 58,183
Netflix, Inc. (A)(B)	634	187,163
		245,346
Total Consumer Discretionary – 3.2%		245,346
Health Care		
Biotechnology – 9.0%		
BioMarin Pharmaceutical, Inc. (A)	1,071	86,842
Evogene Ltd. (A)(C)	2,620	8,319
Gilead Sciences, Inc.	1,026	77,350
Ionis Pharmaceuticals, Inc. (A)	4,180	184,254
Vertex Pharmaceuticals, Inc. (A)(B)	2,056	335,136
		691,901
Health Care Equipment – 0.8%		
Medtronic plc	763	61,232
Health Care Technology – 3.0%		
Cerner Corp. (A)(B)	4,024	233,415
Total Health Care – 12.8%		986,548
Industrials		
Air Freight & Logistics – 0.9%		
Best, Inc. ADR (A)	6,490	66,844
Total Industrials – 0.9%		66,844
Information Technology		
Application Software – 8.1%		
ACI Worldwide, Inc. (A)(C)	12,076	286,434
Aspen Technology, Inc. (A)(C)	4,288	338,279
		624,713
Data Processing & Outsourced Services – 9.4%		
Alliance Data Systems Corp.	367	78,017
Euronet Worldwide, Inc. (A)(C)	3,558	280,780
WNS (Holdings) Ltd. ADR (A)(C)	8,010	363,084
		721,881
Electronic Components – 2.9%		
Universal Display Corp.	2,220	224,221
Internet Software & Services – 14.4%		
Alibaba Group Holding Ltd. ADR (A)	1,887	346,413
Alphabet, Inc., Class A (A)	183	190,108
Alphabet, Inc., Class C (A)	238	245,732
Facebook, Inc., Class A (A)(B)	2,022	323,134
		1,105,387
IT Consulting & Other Services – 0.5%		
Switch, Inc., Class A(C)	2,580	41,047
Semiconductor Equipment – 2.4%		
ASML Holding N.V., NY Registry Shares	950	188,592

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 23.9%		
Broadcom Corp., Class A	401	$ 94,566
Cypress Semiconductor Corp. (C)	18,433	312,620
Intel Corp.	2,814	146,548
Marvell Technology Group Ltd.	7,318	153,672
Microchip Technology, Inc.	998	91,132
Micron Technology, Inc. (A)(B)	11,392	593,956
Microsemi Corp. (A)	557	36,078
QUALCOMM, Inc.	2,764	153,170
Rambus, Inc. (A)(C)	10,160	136,449
Semtech Corp. (A)	3,015	117,721
		1,835,912
Systems Software – 7.0%		
Microsoft Corp. (B)	5,943	542,454
Technology Hardware, Storage & Peripherals – 8.7%		
Apple, Inc.	2,595	435,406
Hewlett-Packard Co.	10,657	233,601
		669,007
Total Information Technology – 77.3%		5,953,214
Materials		
Fertilizers & Agricultural Chemicals – 0.6%		
Marrone Bio Innovations, Inc. (A)(C)(D)	18,850	36,092
Marrone Bio Innovations, Inc. (A)(C)	4,435	8,492
		44,584
Total Materials – 0.6%		44,584
Real Estate		
Specialized REITs – 1.1%		
QTS Realty Trust, Inc., Class A	2,285	82,752
Total Real Estate – 1.1%		82,752
Telecommunication Services		
Alternative Carriers – 1.9%		
Zayo Group Holdings, Inc. (A)	4,347	148,494
Total Telecommunication Services – 1.9%		148,494
Utilities		
Renewable Electricity – 0.5%		
Atlantica Yield plc	1,896	37,120
Total Utilities – 0.5%		37,120
TOTAL COMMON STOCKS – 98.3%		$7,564,902
(Cost: $3,789,894)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-31-20 (C)(D)(E)	3,770	2,506
Marrone Bio Innovations, Inc., expires 8-20-23 (C)(D)(E)	3,770	17
		2,523
TOTAL WARRANTS – 0.0%		$ 2,523
(Cost: $—)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
QUALCOMM, Inc.:			
Call $67.50, Expires 6-15-18	1,989	199	$ 99
Call $67.50, Expires 6-15-18, OTC (Ctrpty: Goldman Sachs International)	22,918	2,292	1,134
TOTAL PURCHASED OPTIONS – 0.0%			$ 1,233
(Cost: $6,098)			

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (C)(D)	$ 4,713	4,688
Total Materials – 0.0%		4,688
TOTAL CORPORATE DEBT SECURITIES – 0.0%		$ 4,688
(Cost: $4,712)		

SHORT-TERM SECURITIES		
Commercial Paper (F) – 1.2%		
Bemis Co., Inc., 2.172%, 4-5-18	7,500	7,497
BorgWarner, Inc., 2.131%, 4-3-18	6,000	5,998
Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), 1.653%, 4-6-18	5,000	4,998
Diageo Capital plc (GTD by Diageo plc), 2.131%, 4-2-18	10,000	9,998
Essilor International S.A., 1.852%, 4-9-18	13,000	12,993
GlaxoSmithKline LLC, 1.850%, 4-23-18	8,000	7,990
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 2.460%, 4-11-18	10,000	9,992
McCormick & Co., Inc., 2.131%, 4-2-18	10,000	9,998
Northern Illinois Gas Co.:		
2.261%, 4-2-18	10,000	9,998
2.251%, 4-3-18	5,146	5,144
2.221%, 4-5-18	5,000	4,998
		89,604
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (G)	1,068	1,068

MARCH 31, 2018

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.1%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.570%, 4-7-18 (G)	$1,600	$1,600
IL Fin Auth, Var Rate Demand Rev Bonds (North Park Univ Proj), Ser 2005 (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 22 bps), 1.590%, 4-7-18 (G)	2,000	2,000
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 1.580%, 4-7-18 (G)	2,500	2,500
		6,100

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.6%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.800%, 4-7-18 (G)	$6,000	$ 6,000
1.810%, 4-7-18 (G)	15,555	15,555
1.820%, 4-7-18 (G)	10,875	10,875
1.840%, 4-7-18 (G)	12,563	12,563
		44,993
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 141,765
(Cost: $141,778)		
TOTAL INVESTMENT SECURITIES – 100.2%		$ 7,715,111
(Cost: $3,942,482)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		(18,304)
NET ASSETS – 100.0%		$7,696,807

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $13,193 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Restricted securities. At March 31, 2018, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Marrone Bio Innovations, Inc.	2-6-18	18,850	$ 20,170	$36,092
Marrone Bio Innovations, Inc., expires 12-31-20	2-6-18	3,770	—	2,506
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	3,770	—	17
		Principal		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	8-20-15	$ 4,713	4,712	4,688
			$24,882	$43,303

The total value of these securities represented 0.6% of net assets at March 31, 2018.

(E) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F) Rate shown is the yield to maturity at March 31, 2018.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following written options were outstanding at March 31, 2018 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
QUALCOMM, Inc.	N/A	Put	1,989	199	June 2018	$57.50	$ 388	$ (1,029)
	Goldman Sachs International	Put	22,918	2,292	June 2018	57.50	4,584	(11,860)
							$4,972	$(12,889)

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 245,346	$ —	$ —
Health Care	986,548	—	—
Industrials	66,844	—	—
Information Technology	5,953,214	—	—
Materials	—	44,584	—
Real Estate	82,752	—	—
Telecommunication Services	148,494	—	—
Utilities	37,120	—	—
Total Common Stocks	$7,520,318	$ 44,584	$ —
Warrants	—	2,523	—
Purchased Options	99	1,134	—
Corporate Debt Securities	—	4,688	—
Short-Term Securities	—	141,765	—
Total	$7,520,417	$194,694	$ —
Liabilities			
Written Options	$ —	$ 12,889	$ —

During the year ended March 31, 2018, securities totaling $7,830 were transferred from Level 2 to Level 1 due to increased availability of observable market data due to increased market activity or information for these securities. Securities totaling $5,085 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers in and out of Level 2 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust
TB = Treasury Bill

Country Diversification

(as a % of net assets)	
United States	82.4%
China	5.4%
India	4.7%
Netherlands	2.4%
Bermuda	2.0%
Other Countries	1.4%
Other+	1.7%

+Includes options, cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2018

(In thousands, except per share amounts)	Ivy Advantus Real Estate Securities Fund	Ivy Asset Strategy Fund[(1)]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy LaSalle Global Risk-Managed Real Estate Fund	Ivy Natural Resources Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 475,143	$ 3,123,102	$3,000,630	$596,593	$ 67,582	$ 87,789	$ 545,345
Investments in affiliated securities at value+	—	6,679	—	—	—	—	—
Bullion at value+	—	173,999	—	—	—	—	—
Investments at Value	475,143	3,303,780	3,000,630	596,593	67,582	87,789	545,345
Cash	186	1,490	1,169	—*	24	—	77
Cash denominated in foreign currencies at value+	—	307	—	—	284	278	—
Investment securities sold receivable	705	8,259	15,085	4,029	131	504	360
Dividends and interest receivable	1,860	15,092	10,166	263	323	370	1,513
Capital shares sold receivable	407	1,066	1,353	525	144	112	227
Receivable from affiliates	5	58	—	136	91	132	19
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	—	125
Prepaid and other assets	58	2,611	271	66	46	51	53
Total Assets	478,364	3,332,663	3,028,674	601,612	68,625	89,236	547,719
LIABILITIES							
Investment securities purchased payable	1,917	6,297	5,587	6,320	301	212	2,304
Capital shares redeemed payable	752	7,497	10,916	1,521	52	144	960
Independent Trustees and Chief Compliance Officer fees payable	85	1,266	383	41	1	3	575
Overdraft due to custodian	—	—	—	—	—	122	—
Distribution and service fees payable	7	123	80	10	—*	1	11
Shareholder servicing payable	123	1,428	770	195	10	20	326
Investment management fee payable	31	175	161	42	5	7	38
Accounting services fee payable	13	23	23	14	4	4	17
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	—	14
Other liabilities	6	—	—	7	—	8	9
Total Liabilities	2,934	16,809	17,920	8,150	373	521	4,254
Total Net Assets	$475,430	$ 3,315,854	$ 3,010,754	$593,462	$68,252	$ 88,715	$543,465
NET ASSETS							
Capital paid in (shares authorized — unlimited)	$ 377,037	$ 2,916,013	$ 2,531,138	$679,356	$ 66,103	$88,338	$1,139,153
Undistributed (distributions in excess of) net investment income	1,429	10,603	2,584	2,092	766	1,433	6,629
Accumulated net realized gain (loss)	(3,777)	328,406	82,609	(197,758)	(900)	(4,968)	(637,078)
Net unrealized appreciation	100,741	60,832	394,423	109,772	2,283	3,912	34,761
Total Net Assets	$475,430	$ 3,315,854	$ 3,010,754	$593,462	$68,252	$ 88,715	$543,465
CAPITAL SHARES OUTSTANDING:							
Class A	8,470	56,071	55,366	18,278	793	1,403	19,557
Class B	102	3,824	2,371	214	21	56	260
Class C	350	43,742	19,706	4,465	81	385	3,217
Class E	140	1,536	8	10	N/A	N/A	309
Class I	7,653	25,539	42,115	22,035	2,650	5,582	9,886
Class N	27	92	393	384	2,902	32	416
Class R	32	2,260	540	1,881	47	410	1,404
Class Y	4,391	7,266	1,378	3,563	63	452	1,685
NET ASSET VALUE PER SHARE:							
Class A	$22.41	$24.02	$24.74	$11.55	$10.38	$10.65	$14.82
Class B	$21.54	$22.55	$24.47	$10.48	$10.33	$10.60	$12.44
Class C	$21.90	$22.71	$24.56	$10.71	$10.32	$10.60	$12.33
Class E	$22.41	$24.11	$24.87	$11.85	N/A	N/A	$15.25
Class I	$22.57	$24.33	$24.74	$11.99	$10.41	$10.67	$15.50
Class N	$22.59	$24.40	$24.78	$12.05	$10.42	$10.68	$15.58
Class R	$22.39	$23.73	$24.70	$11.45	$10.36	$10.63	$14.63
Class Y	$22.44	$24.09	$24.75	$11.72	$10.50	$10.66	$15.21
+COST							
Investments in unaffiliated securities at cost	$374,402	$ 2,471,246	$ 2,606,207	$ 486,821	$65,299	$ 83,878	$ 510,706
Investments in affiliated securities at cost	—	616,742	—	—	—	—	—
Bullion at cost	—	155,004	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	294	—	—	284	278	—

*Not shown due to rounding.
(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Science and Technology Fund
ASSETS	
Investments in unaffiliated securities at value+	$5,896,304
Investments in affiliated securities at value+	1,818,807
Investments at Value	7,715,111
Cash	134
Dividends and interest receivable	5,691
Capital shares sold receivable	3,593
Receivable from affiliates	21
Prepaid and other assets	114
Total Assets	7,724,664
LIABILITIES	
Capital shares redeemed payable	12,024
Independent Trustees and Chief Compliance Officer fees payable	899
Distribution and service fees payable	175
Shareholder servicing payable	1,312
Investment management fee payable	498
Accounting services fee payable	23
Written options at value+	12,889
Other liabilities	37
Total Liabilities	27,857
Total Net Assets	$7,696,807
NET ASSETS	
Capital paid in (shares authorized — unlimited)	$3,558,720
Undistributed net investment income	(19,987)
Accumulated net realized gain	393,362
Net unrealized appreciation	3,764,712
Total Net Assets	$7,696,807
CAPITAL SHARES OUTSTANDING:	
Class A	61,520
Class B	894
Class C	10,812
Class E	492
Class I	31,099
Class N	1,010
Class R	2,027
Class Y	8,028
NET ASSET VALUE PER SHARE:	
Class A	$65.33
Class B	$54.08
Class C	$56.20
Class E	$64.88
Class I	$71.85
Class N	$72.20
Class R	$63.68
Class Y	$68.90
+COST	
Investments in unaffiliated securities at cost	$ 3,176,446
Investments in affiliated securities at cost	766,036
Written options premiums received at cost	4,972

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy Advantus Real Estate Securities Fund	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 15,880	$ 50,052	$ 31,008	$ 10,397
Foreign dividend withholding tax	—	(1,864)	(363)	(128)
Interest and amortization from unaffiliated securities	90	26,465	24,219	96
Total Investment Income	15,970	74,653	54,864	10,365
EXPENSES				
Investment management fee	5,088	23,427	14,060	4,665
Distribution and service fees:				
Class A	581	3,155	1,766	432
Class B	29	1,123	661	28
Class C	126	13,475	5,952	624
Class E	9	93	1	—*
Class R	6	296	68	112
Class Y	287	504	131	113
Shareholder servicing:				
Class A	691	2,433	1,182	582
Class B	15	226	102	16
Class C	39	2,402	716	140
Class E	21	131	—*	—*
Class I	353	1,045	1,135	411
Class N	—*	1	1	1
Class R	4	152	35	57
Class Y	172	300	82	74
Registration fees	124	132	164	139
Custodian fees	16	344	24	16
Independent Trustees and Chief Compliance Officer fees	36	320	100	29
Accounting services fee	166	275	271	162
Professional fees	26	792	31	20
Other	56	623	261	137
Total Expenses	7,845	51,249	26,743	7,758
Less:				
Expenses in excess of limit	(574)	(113)	—	(136)
Total Net Expenses	7,271	51,136	26,743	7,622
Net Investment Income	8,699	23,517	28,121	2,743
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	35,054	271,465	111,582	(56,447)
Investments in affiliated securities	—	(81,330)	—	—
Written options	—	2,893	—	—
Swap agreements	—	12,444	—	—
Foreign currency exchange transactions	—	512	—	2
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	(52,861)	171,673	(38,682)	(12,670)
Investments in affiliated securities	—	58,908	—	—
Swap agreements	—	(5,650)	—	—
Foreign currency exchange transactions	—	274	—	(2)
Net Realized and Unrealized Gain (Loss)	(17,807)	431,189	72,900	(69,117)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (9,108)	$454,706	$101,021	$(66,374)

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy LaSalle Global Real Estate Fund	Ivy LaSalle Global Risk-Managed Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$2,423	$3,852	$ 9,200	$ 20,267
Dividends from affiliated securities	—	—	—	3,583
Foreign dividend withholding tax	(85)	(141)	(131)	(76)
Interest and amortization from unaffiliated securities	5	1	127	2,712
Interest and amortization from affiliated securities	—	—	—	1,912
Total Investment Income	2,343	3,712	9,196	28,398
EXPENSES				
Investment management fee	657	975	5,705	36,371
Distribution and service fees:				
Class A	24	51	742	3,471
Class B	3	6	47	457
Class C	9	62	738	6,787
Class E	N/A	N/A	12	74
Class R	2	19	115	627
Class Y	2	13	69	1,582
Shareholder servicing:				
Class A	31	63	1,348	2,004
Class B	—*	1	43	88
Class C	2	10	268	987
Class E	N/A	N/A	41	111
Class I	56	118	292	2,519
Class N	3	—*	1	16
Class R	1	9	59	320
Class Y	1	8	45	987
Registration fees	82	96	118	169
Custodian fees	27	29	18	121
Independent Trustees and Chief Compliance Officer fees	3	5	99	205
Accounting services fee	46	61	172	271
Professional fees	24	23	35	74
Other	22	60	76	447
Total Expenses	995	1,609	10,043	57,688
Less:				
Expenses in excess of limit	(198)	(220)	(42)	(47)
Total Net Expenses	797	1,389	10,001	57,641
Net Investment Income (Loss)	1,546	2,323	(805)	(29,243)
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	550	(661)	10,681	640,415
Investments in affiliated securities	—	—	—	(48,031)
Written options	—	—	—	1,739
Forward foreign currency contracts	—	—	(7,896)	—
Foreign currency exchange transactions	(21)	44	80	(80)
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	680	(1,218)	(4,869)	(543,931)
Investments in affiliated securities	—	—	—	748,429
Written options	—	—	—	(7,917)
Forward foreign currency contracts	—	—	826	—
Foreign currency exchange transactions	—*	1	12	—
Net Realized and Unrealized Gain (Loss)	1,209	(1,834)	(1,166)	790,624
Net Increase (Decrease) in Net Assets Resulting from Operations	$2,755	$ 489	$ (1,971)	$ 761,381

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Advantus Real Estate Securities Fund		Ivy Asset Strategy Fund[1]		Ivy Balanced Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 8,699	$ 5,018	$ 23,517	$ (17,989)	$ 28,121	$ 31,540
Net realized gain on investments	35,054	73,925	205,984	68,071	111,582	91,052
Net change in unrealized appreciation (depreciation)	(52,861)	(79,313)	225,205	205,383	(38,682)	81,715
Net Increase (Decrease) in Net Assets Resulting from Operations	(9,108)	(370)	454,706	255,465	101,021	204,307
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,533)	(4,394)	(11,648)	—	(12,867)	(10,862)
Class B	—	(20)	(348)	—	(829)	(514)
Class C	(11)	(122)	(4,756)	—	(7,726)	(5,295)
Class E	(25)	(47)	(437)	—	(4)	(2)
Class I	(2,150)	(2,195)	(8,967)	—	(14,065)	(10,032)
Class N	(24)	(48)	(34)	—	(244)	(150)
Class R	(5)	(18)	(348)	—	(221)	(131)
Class Y	(946)	(1,998)	(2,006)	—	(943)	(1,212)
Net realized gains:						
Class A	(24,076)	(22,755)	(22,116)	—	(15,452)	(8,911)
Class B	(298)	(330)	(2,002)	—	(1,607)	(961)
Class C	(1,394)	(1,448)	(25,898)	—	(14,681)	(9,399)
Class E	(406)	(322)	(686)	—	(5)	(2)
Class I	(20,582)	(17,058)	(11,674)	—	(14,912)	(8,409)
Class N	(68)	(226)	(38)	—	(246)	(104)
Class R	(110)	(137)	(1,077)	—	(360)	(158)
Class Y	(11,864)	(11,574)	(3,554)	—	(1,127)	(1,021)
Total Distributions to Shareholders	(63,492)	(62,692)	(95,589)	—	(85,289)	(57,163)
Capital Share Transactions	(76,477)	(17,489)	(1,423,780)	(6,172,107)	756,481	(706,812)
Net Increase (Decrease) in Net Assets	(149,077)	(80,551)	(1,064,663)	(5,916,642)	772,213	(559,668)
Net Assets, Beginning of Period	624,507	705,058	4,380,517	10,297,159	2,238,541	2,798,209
Net Assets, End of Period	$475,430	$624,507	$ 3,315,854	$ 4,380,517	$3,010,754	$ 2,238,541
Undistributed (distributions in excess of) net investment income	$ 1,429	$ 147	$ 10,603	$ (1,982)	$ 2,584	$ 11,136

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy Fund		Ivy LaSalle Global Real Estate Fund		Ivy LaSalle Global Risk-Managed Real Estate Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 2,743	$ (3,466)	$ 1,546	$ 184	$ 2,323	$ 858
Net realized gain (loss) on investments	(56,445)	(26,919)	529	659	(617)	423
Net change in unrealized appreciation (depreciation)	(12,672)	129,810	680	(1,071)	(1,217)	(3,637)
Net Increase (Decrease) in Net Assets Resulting from Operations	(66,374)	99,425	2,755	(228)	489	(2,356)
Distributions to Shareholders From:						
Net investment income:						
Class A	(702)	—	(92)	(532)	(91)	(2,282)
Class B	—	—	(1)	(5)	—	(26)
Class C	—	—	(4)	(13)	—	(157)
Class E	(1)	—	N/A	N/A	N/A	N/A
Class I	(1,519)	—	(315)	(200)	(516)	(1,014)
Class N	(34)	—	(362)	N/A	(2)	N/A
Class R	(36)	—	(4)	(9)	(10)	(68)
Class Y	(177)	—	(7)	(16)	(26)	(142)
Net realized gains:						
Class A	—	—	(63)	—	(19)	(500)
Class B	—	—	(2)	—	(1)	(11)
Class C	—	—	(6)	—	(6)	(91)
Class E	—	—	N/A	N/A	N/A	N/A
Class I	—	—	(166)	—	(67)	(616)
Class N	—	—	(207)	N/A	—*	N/A
Class R	—	—	(4)	—	(5)	(26)
Class Y	—	—	(5)	—	(5)	(56)
Total Distributions to Shareholders	(2,469)	—	(1,238)	(775)	(748)	(4,989)
Capital Share Transactions	97,699	39,978	33,110	444	(25,403)	35,061
Net Increase (Decrease) in Net Assets	28,856	139,403	34,627	(559)	(25,662)	27,716
Net Assets, Beginning of Period	564,606	425,203	33,625	34,184	114,377	86,661
Net Assets, End of Period	$593,462	$564,606	$68,252	$33,625	$ 88,715	$114,377
Undistributed (distributions in excess of) net investment income	$ 2,092	$ 442	$ 766	$ (195)	$ 1,433	$ (1,145)

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Natural Resources Fund		Ivy Science and Technology Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (805)	$ (1,251)	$ (29,243)	$ (28,943)
Net realized gain on investments	2,865	36,740	594,043	234,785
Net change in unrealized appreciation (depreciation)	(4,031)	87,745	196,581	616,772
Net Increase (Decrease) in Net Assets Resulting from Operations	(1,971)	123,234	761,381	822,614
Distributions to Shareholders From:				
Net investment income:				
Class A	—	(224)	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	(22)	—	—
Class I	—	(1,017)	—	—
Class N	—	(73)	—	—
Class R	—	—	—	—
Class Y	—	(106)	—	—
Net realized gains:				
Class A	—	—	(70,651)	—
Class B	—	—	(3,167)	—
Class C	—	—	(48,672)	—
Class E	—	—	(2,002)	—
Class I	—	—	(91,438)	—
Class N	—	—	(5,915)	—
Class R	—	—	(8,666)	—
Class Y	—	—	(36,185)	—
Total Distributions to Shareholders	—	(1,442)	(266,696)	—
Capital Share Transactions	(152,044)	(134,415)	3,248,500	(1,858,104)
Net Increase (Decrease) in Net Assets	(154,015)	(12,623)	3,743,185	(1,035,490)
Net Assets, Beginning of Period	697,480	710,103	3,953,622	4,989,112
Net Assets, End of Period	$543,465	$697,480	$7,696,807	$3,953,622
Undistributed (distributions in excess of) net investment income	$ 6,629	$ 1,503	$ (19,987)	$ (5,902)

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ADVANTUS REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$25.94	$ 0.39	$(0.82)	$(0.43)	$ (0.18)	$(2.92)	$ (3.10)
Year ended 3-31-2017	28.60	0.24	(0.26)	(0.02)	(0.35)	(2.29)	(2.64)
Year ended 3-31-2016	29.38	0.33	0.52	0.85	(0.29)	(1.34)	(1.63)
Year ended 3-31-2015	24.35	0.21	5.86	6.07	(0.17)	(0.87)	(1.04)
Year ended 3-31-2014	23.73	0.16	0.69	0.85	(0.23)	—	(0.23)
Class B Shares[4]							
Year ended 3-31-2018	25.11	0.14	(0.79)	(0.65)	—	(2.92)	(2.92)
Year ended 3-31-2017	27.80	(0.03)	(0.23)	(0.26)	(0.14)	(2.29)	(2.43)
Year ended 3-31-2016	28.58	0.11	0.48	0.59	(0.03)	(1.34)	(1.37)
Year ended 3-31-2015	23.77	(0.03)	5.67	5.64	—	(0.83)	(0.83)
Year ended 3-31-2014	23.17	(0.06)	0.66	0.60	—	—	—
Class C Shares							
Year ended 3-31-2018	25.45	0.23	(0.84)	(0.61)	(0.02)	(2.92)	(2.94)
Year ended 3-31-2017	28.15	(0.01)	(0.21)	(0.22)	(0.19)	(2.29)	(2.48)
Year ended 3-31-2016	28.92	0.13	0.52	0.65	(0.08)	(1.34)	(1.42)
Year ended 3-31-2015	24.02	0.00*	5.78	5.78	(0.01)	(0.87)	(0.88)
Year ended 3-31-2014	23.42	0.00*	0.67	0.67	(0.07)	—	(0.07)
Class E Shares							
Year ended 3-31-2018	25.94	0.34	(0.77)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.12	(0.15)	(0.03)	(0.34)	(2.29)	(2.63)
Year ended 3-31-2016	29.37	0.30	0.54	0.84	(0.27)	(1.34)	(1.61)
Year ended 3-31-2015	24.35	0.13	5.87	6.00	(0.11)	(0.87)	(0.98)
Year ended 3-31-2014	23.72	0.13	0.70	0.83	(0.20)	—	(0.20)
Class I Shares							
Year ended 3-31-2018	26.11	0.41	(0.74)	(0.33)	(0.29)	(2.92)	(3.21)
Year ended 3-31-2017	28.75	0.13	(0.05)	0.08	(0.43)	(2.29)	(2.72)
Year ended 3-31-2016	29.53	0.44	0.54	0.98	(0.42)	(1.34)	(1.76)
Year ended 3-31-2015	24.50	0.32	5.90	6.22	(0.32)	(0.87)	(1.19)
Year ended 3-31-2014	23.85	0.28	0.69	0.97	(0.32)	—	(0.32)
Class N Shares[5]							
Year ended 3-31-2018	26.15	0.63	(0.92)	(0.29)	(0.35)	(2.92)	(3.27)
Year ended 3-31-2017	28.78	0.29	(0.16)	0.13	(0.47)	(2.29)	(2.76)
Year ended 3-31-2016	29.56	0.50	0.52	1.02	(0.46)	(1.34)	(1.80)
Year ended 3-31-2015[6]	26.13	0.20	4.34	4.54	(0.24)	(0.87)	(1.11)
Class R Shares							
Year ended 3-31-2018	25.92	0.36	(0.85)	(0.49)	(0.12)	(2.92)	(3.04)
Year ended 3-31-2017	28.59	0.09	(0.17)	(0.08)	(0.30)	(2.29)	(2.59)
Year ended 3-31-2016	29.37	0.31	0.49	0.80	(0.24)	(1.34)	(1.58)
Year ended 3-31-2015	24.35	0.20	5.81	6.01	(0.12)	(0.87)	(0.99)
Year ended 3-31-2014	23.73	0.15	0.68	0.83	(0.21)	—	(0.21)
Class Y Shares							
Year ended 3-31-2018	25.97	0.40	(0.79)	(0.39)	(0.22)	(2.92)	(3.14)
Year ended 3-31-2017	28.62	0.24	(0.21)	0.03	(0.39)	(2.29)	(2.68)
Year ended 3-31-2016	29.40	0.40	0.51	0.91	(0.35)	(1.34)	(1.69)
Year ended 3-31-2015	24.39	0.28	5.84	6.12	(0.24)	(0.87)	(1.11)
Year ended 3-31-2014	23.75	0.24	0.68	0.92	(0.28)	—	(0.28)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 22.41	-2.58%	$ 189	1.42%	1.51%	1.52%	1.41%	68%
Year ended 3-31-2017	25.94	0.02	261	1.43	0.87	1.53	0.77	77
Year ended 3-31-2016	28.60	3.41	507	1.47	1.22	1.57	1.12	66
Year ended 3-31-2015	29.38	25.19	543	1.46	0.78	1.56	0.68	48
Year ended 3-31-2014	24.35	3.65	384	1.56	0.67	1.66	0.57	73
Class B Shares[4]								
Year ended 3-31-2018	21.54	-3.48	2	2.39	0.57	2.49	0.47	68
Year ended 3-31-2017	25.11	-0.88	3	2.34	-0.10	2.44	-0.20	77
Year ended 3-31-2016	27.80	2.48	5	2.37	0.41	2.47	0.31	66
Year ended 3-31-2015	28.58	23.95	6	2.41	-0.10	2.51	-0.20	48
Year ended 3-31-2014	23.77	2.59	6	2.61	-0.28	2.71	-0.38	73
Class C Shares								
Year ended 3-31-2018	21.90	-3.26	8	2.19	0.93	2.29	0.83	68
Year ended 3-31-2017	25.45	-0.72	15	2.16	-0.02	2.26	-0.12	77
Year ended 3-31-2016	28.15	2.67	19	2.18	0.48	2.28	0.38	66
Year ended 3-31-2015	28.92	24.27	21	2.18	0.01	2.28	-0.09	48
Year ended 3-31-2014	24.02	2.90	14	2.27	0.02	2.37	-0.08	73
Class E Shares								
Year ended 3-31-2018	22.41	-2.54	3	1.43	1.34	1.79	0.98	68
Year ended 3-31-2017	25.94	—	4	1.45	0.44	1.79	0.10	77
Year ended 3-31-2016	28.60	3.36	4	1.52	1.11	1.87	0.76	66
Year ended 3-31-2015	29.37	24.88	4	1.67	0.49	1.93	0.23	48
Year ended 3-31-2014	24.35	3.58	2	1.67	0.54	2.15	0.06	73
Class I Shares								
Year ended 3-31-2018	22.57	-2.17	173	1.06	1.60	1.16	1.50	68
Year ended 3-31-2017	26.11	0.39	208	1.05	0.45	1.15	0.35	77
Year ended 3-31-2016	28.75	3.86	13	1.03	1.58	1.13	1.48	66
Year ended 3-31-2015	29.53	25.74	13	1.02	1.18	1.12	1.08	48
Year ended 3-31-2014	24.50	4.20	9	1.02	1.18	1.12	1.08	73
Class N Shares[5]								
Year ended 3-31-2018	22.59	-2.04	1	0.89	2.38	0.99	2.28	68
Year ended 3-31-2017	26.15	0.56	3	0.87	1.04	0.97	0.94	77
Year ended 3-31-2016	28.78	4.02	3	0.87	1.83	0.97	1.73	66
Year ended 3-31-2015[6]	29.56	17.66	4	0.86[7]	1.10[7]	0.96[7]	1.00[7]	48[8]
Class R Shares								
Year ended 3-31-2018	22.39	-2.79	1	1.66	1.40	1.76	1.30	68
Year ended 3-31-2017	25.92	-0.18	2	1.64	0.33	1.74	0.23	77
Year ended 3-31-2016	28.59	3.21	2	1.65	1.13	1.75	1.03	66
Year ended 3-31-2015	29.37	24.92	2	1.64	0.72	1.74	0.62	48
Year ended 3-31-2014	24.35	3.58	1	1.66	0.62	1.76	0.52	73
Class Y Shares								
Year ended 3-31-2018	22.44	-2.42	98	1.27	1.57	1.37	1.47	68
Year ended 3-31-2017	25.97	0.19	129	1.26	0.86	1.36	0.76	77
Year ended 3-31-2016	28.62	3.62	152	1.26	1.46	1.36	1.36	66
Year ended 3-31-2015	29.40	25.41	180	1.26	1.05	1.36	0.95	48
Year ended 3-31-2014	24.39	3.97	143	1.27	1.03	1.37	0.93	73

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 21.86	$ 0.21	$ 2.64	$ 2.85	$(0.24)	$(0.45)	$(0.69)
Year ended 3-31-2017	20.83	0.00*	1.03	1.03	—	—	—
Year ended 3-31-2016	25.89	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.61	0.26	(1.01)	(0.75)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.04	0.27	4.45	4.72	(0.15)	—	(0.15)
Class B Shares[4]							
Year ended 3-31-2018	20.56	0.02	2.50	2.52	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.73	(0.16)	0.99	0.83	—	—	—
Year ended 3-31-2016	24.73	(0.04)	(3.59)	(3.63)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.54	0.03	(0.96)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.20	0.05	4.29	4.34	—*	—	—*
Class C Shares							
Year ended 3-31-2018	20.71	0.02	2.51	2.53	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.87	(0.15)	0.99	0.84	—	—	—
Year ended 3-31-2016	24.88	(0.02)	(3.62)	(3.64)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.69	0.04	(0.97)	(0.93)	(0.03)	(4.85)	(4.88)
Year ended 3-31-2014	26.33	0.05	4.32	4.37	(0.01)	—	(0.01)
Class E Shares							
Year ended 3-31-2018	21.95	0.24	2.66	2.90	(0.29)	(0.45)	(0.74)
Year ended 3-31-2017	20.89	(0.03)	1.09	1.06	—	—	—
Year ended 3-31-2016	25.96	0.13	(3.78)	(3.65)	(0.05)	(1.37)	(1.42)
Year ended 3-31-2015	31.67	0.23	(0.98)	(0.75)	(0.11)	(4.85)	(4.96)
Year ended 3-31-2014	27.10	0.26	4.45	4.71	(0.14)	—	(0.14)
Class I Shares							
Year ended 3-31-2018	22.16	0.27	2.70	2.97	(0.35)	(0.45)	(0.80)
Year ended 3-31-2017	21.06	0.05	1.05	1.10	—	—	—
Year ended 3-31-2016	26.15	0.23	(3.84)	(3.61)	(0.11)	(1.37)	(1.48)
Year ended 3-31-2015	31.88	0.33	(1.02)	(0.69)	(0.19)	(4.85)	(5.04)
Year ended 3-31-2014	27.25	0.34	4.48	4.82	(0.19)	—	(0.19)
Class N Shares[5]							
Year ended 3-31-2018	22.24	0.28	2.73	3.01	(0.40)	(0.45)	(0.85)
Year ended 3-31-2017	21.10	0.02	1.12	1.14	—	—	—
Year ended 3-31-2016	26.21	0.22	(3.81)	(3.59)	(0.15)	(1.37)	(1.52)
Year ended 3-31-2015[6]	31.79	0.22	(0.78)	(0.56)	(0.17)	(4.85)	(5.02)
Class R Shares							
Year ended 3-31-2018	21.59	0.13	2.61	2.74	(0.15)	(0.45)	(0.60)
Year ended 3-31-2017	20.63	(0.10)	1.06	0.96	—	—	—
Year ended 3-31-2016	25.68	0.05	(3.73)	(3.68)	—	(1.37)	(1.37)
Year ended 3-31-2015	31.45	0.14	(1.00)	(0.86)	(0.06)	(4.85)	(4.91)
Year ended 3-31-2014	26.94	0.16	4.43	4.59	(0.08)	—	(0.08)
Class Y Shares							
Year ended 3-31-2018	21.92	0.21	2.67	2.88	(0.26)	(0.45)	(0.71)
Year ended 3-31-2017	20.88	0.00*	1.04	1.04	—	—	—
Year ended 3-31-2016	25.94	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.67	0.25	(1.01)	(0.76)	(0.12)	(4.85)	(4.97)
Year ended 3-31-2014	27.09	0.27	4.46	4.73	(0.15)	—	(0.15)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$24.02	13.11%	$ 1,345	1.13%	0.90%	—%	—%	34%
Year ended 3-31-2017	21.86	4.95	1,315	1.12	-0.02	—	—	51
Year ended 3-31-2016	20.83	-14.39	3,153	0.99	0.61	—	—	68
Year ended 3-31-2015	25.89	-2.28	6,332	0.96	0.86	—	—	75
Year ended 3-31-2014	31.61	17.47	9,659	0.96	0.92	—	—	65
Class B Shares[4]								
Year ended 3-31-2018	22.55	12.26	86	1.91	0.10	—	—	34
Year ended 3-31-2017	20.56	4.21	141	1.83	-0.81	—	—	51
Year ended 3-31-2016	19.73	-15.06	287	1.76	-0.16	—	—	68
Year ended 3-31-2015	24.73	-3.01	571	1.71	0.11	—	—	75
Year ended 3-31-2014	30.54	16.58	783	1.71	0.16	—	—	65
Class C Shares								
Year ended 3-31-2018	22.71	12.29	995	1.89	0.11	—	—	34
Year ended 3-31-2017	20.71	4.23	1,620	1.83	-0.75	—	—	51
Year ended 3-31-2016	19.87	-15.01	3,792	1.71	-0.10	—	—	68
Year ended 3-31-2015	24.88	-2.99	7,807	1.68	0.13	—	—	75
Year ended 3-31-2014	30.69	16.59	9,880	1.68	0.19	—	—	65
Class E Shares								
Year ended 3-31-2018	24.11	13.29	37	1.00	1.03	1.30	0.73	34
Year ended 3-31-2017	21.95	5.07	38	1.03	-0.13	1.28	-0.38	51
Year ended 3-31-2016	20.89	-14.41	53	1.00	0.53	1.14	0.39	68
Year ended 3-31-2015	25.96	-2.29	72	1.00	0.79	1.10	0.69	75
Year ended 3-31-2014	31.67	17.40	74	1.00	0.87	1.12	0.75	65
Class I Shares								
Year ended 3-31-2018	24.33	13.48	622	0.85	1.15	—	—	34
Year ended 3-31-2017	22.16	5.22	952	0.85	0.23	—	—	51
Year ended 3-31-2016	21.06	-14.17	2,382	0.74	0.95	—	—	68
Year ended 3-31-2015	26.15	-2.06	9,112	0.74	1.08	—	—	75
Year ended 3-31-2014	31.88	17.72	13,522	0.73	1.14	—	—	65
Class N Shares[5]								
Year ended 3-31-2018	24.40	13.65	2	0.78	1.19	—	—	34
Year ended 3-31-2017	22.24	5.40	13	0.69	0.07	—	—	51
Year ended 3-31-2016	21.10	-14.09	12	0.60	0.89	—	—	68
Year ended 3-31-2015[6]	26.21	-1.67	12	0.59[7]	1.18[7]	—	—	75[8]
Class R Shares								
Year ended 3-31-2018	23.73	12.74	54	1.45	0.57	—	—	34
Year ended 3-31-2017	21.59	4.65	65	1.43	-0.48	—	—	51
Year ended 3-31-2016	20.63	-14.69	106	1.34	0.20	—	—	68
Year ended 3-31-2015	25.68	-2.67	161	1.33	0.47	—	—	75
Year ended 3-31-2014	31.45	17.03	162	1.33	0.54	—	—	65
Class Y Shares								
Year ended 3-31-2018	24.09	13.15	175	1.10	0.92	—	—	34
Year ended 3-31-2017	21.92	4.98	237	1.08	—	—	—	51
Year ended 3-31-2016	20.88	-14.36	512	0.99	0.63	1.00	0.62	68
Year ended 3-31-2015	25.94	-2.31	1,134	0.96	0.85	0.98	0.83	75
Year ended 3-31-2014	31.67	17.47	1,516	0.96	0.92	0.98	0.90	65

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$24.33	$ 0.37	$ 1.18	$ 1.55	$(0.48)	$(0.66)	$ (1.14)
Year ended 3-31-2017	22.99	0.33	1.59	1.92	(0.30)	(0.28)	(0.58)
Year ended 3-31-2016	25.65	0.29	(1.51)	(1.22)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.97	2.17	(0.16)	(0.74)	(0.90)
Year ended 3-31-2014	21.60	0.15	3.25	3.40	(0.10)	(0.52)	(0.62)
Class B Shares[3]							
Year ended 3-31-2018	24.09	0.18	1.17	1.35	(0.31)	(0.66)	(0.97)
Year ended 3-31-2017	22.78	0.15	1.59	1.74	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.45	0.11	(1.50)	(1.39)	(0.10)	(1.18)	(1.28)
Year ended 3-31-2015	24.19	0.01	1.97	1.98	—	(0.72)	(0.72)
Year ended 3-31-2014	21.45	(0.03)	3.23	3.20	—	(0.46)	(0.46)
Class C Shares							
Year ended 3-31-2018	24.17	0.19	1.18	1.37	(0.32)	(0.66)	(0.98)
Year ended 3-31-2017	22.85	0.16	1.59	1.75	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.53	0.13	(1.52)	(1.39)	(0.11)	(1.18)	(1.29)
Year ended 3-31-2015	24.26	0.02	1.97	1.99	—*	(0.72)	(0.72)
Year ended 3-31-2014	21.50	(0.01)	3.24	3.23	—	(0.47)	(0.47)
Class E Shares[4]							
Year ended 3-31-2018	24.45	0.41	1.19	1.60	(0.52)	(0.66)	(1.18)
Year ended 3-31-2017	23.09	0.37	1.61	1.98	(0.34)	(0.28)	(0.62)
Year ended 3-31-2016	25.76	0.33	(1.53)	(1.20)	(0.29)	(1.18)	(1.47)
Year ended 3-31-2015	24.48	0.23	1.99	2.22	(0.20)	(0.74)	(0.94)
Year ended 3-31-2014	21.68	0.18	3.27	3.45	(0.13)	(0.52)	(0.65)
Class I Shares							
Year ended 3-31-2018	24.33	0.43	1.19	1.62	(0.55)	(0.66)	(1.21)
Year ended 3-31-2017	22.98	0.39	1.60	1.99	(0.36)	(0.28)	(0.64)
Year ended 3-31-2016	25.63	0.36	(1.52)	(1.16)	(0.31)	(1.18)	(1.49)
Year ended 3-31-2015	24.36	0.26	1.98	2.24	(0.23)	(0.74)	(0.97)
Year ended 3-31-2014	21.58	0.21	3.26	3.47	(0.16)	(0.53)	(0.69)
Class N Shares[5]							
Year ended 3-31-2018	24.37	0.47	1.19	1.66	(0.59)	(0.66)	(1.25)
Year ended 3-31-2017	23.01	0.42	1.61	2.03	(0.39)	(0.28)	(0.67)
Year ended 3-31-2016	25.66	0.39	(1.52)	(1.13)	(0.34)	(1.18)	(1.52)
Year ended 3-31-2015[6]	24.66	0.22	1.72	1.94	(0.20)	(0.74)	(0.94)
Class R Shares							
Year ended 3-31-2018	24.30	0.28	1.18	1.46	(0.40)	(0.66)	(1.06)
Year ended 3-31-2017	22.96	0.25	1.60	1.85	(0.23)	(0.28)	(0.51)
Year ended 3-31-2016	25.65	0.22	(1.53)	(1.31)	(0.20)	(1.18)	(1.38)
Year ended 3-31-2015	24.37	0.11	1.98	2.09	(0.07)	(0.74)	(0.81)
Year ended 3-31-2014	21.59	0.07	3.26	3.33	(0.03)	(0.52)	(0.55)
Class Y Shares							
Year ended 3-31-2018	24.34	0.38	1.17	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.35	1.59	1.94	(0.31)	(0.28)	(0.59)
Year ended 3-31-2016	25.66	0.29	(1.52)	(1.23)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.99	2.19	(0.17)	(0.74)	(0.91)
Year ended 3-31-2014	21.60	0.15	3.26	3.41	(0.10)	(0.53)	(0.63)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class share is closed to investment.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$ 24.74	6.43%	$1,368	1.12%	1.48%	36%
Year ended 3-31-2017	24.33	8.44	688	1.11	1.40	47
Year ended 3-31-2016	22.99	-4.92	1,311	1.10	1.21	56
Year ended 3-31-2015	25.65	9.06	1,207	1.11	0.78	33
Year ended 3-31-2014	24.38	15.90	863	1.15	0.62	34
Class B Shares[3]						
Year ended 3-31-2018	24.47	5.64	58	1.86	0.75	36
Year ended 3-31-2017	24.09	7.68	77	1.84	0.66	47
Year ended 3-31-2016	22.78	-5.62	80	1.83	0.48	56
Year ended 3-31-2015	25.45	8.28	74	1.84	0.04	33
Year ended 3-31-2014	24.19	15.01	70	1.89	-0.11	34
Class C Shares						
Year ended 3-31-2018	24.56	5.69	485	1.83	0.78	36
Year ended 3-31-2017	24.17	7.72	707	1.80	0.69	47
Year ended 3-31-2016	22.85	-5.62	892	1.79	0.53	56
Year ended 3-31-2015	25.53	8.34	736	1.80	0.09	33
Year ended 3-31-2014	24.26	15.11	524	1.84	-0.06	34
Class E Shares[4]						
Year ended 3-31-2018	24.87	6.61	—*	0.97	1.62	36
Year ended 3-31-2017	24.45	8.65	—*	0.95	1.54	47
Year ended 3-31-2016	23.09	-4.82	—*	0.95	1.36	56
Year ended 3-31-2015	25.76	9.22	—*	0.96	0.92	33
Year ended 3-31-2014	24.48	16.10	—*	1.00	0.78	34
Class I Shares						
Year ended 3-31-2018	24.74	6.66	1,043	0.88	1.72	36
Year ended 3-31-2017	24.33	8.75	673	0.85	1.63	47
Year ended 3-31-2016	22.98	-4.70	373	0.84	1.47	56
Year ended 3-31-2015	25.63	9.34	315	0.86	1.03	33
Year ended 3-31-2014	24.36	16.21	211	0.88	0.89	34
Class N Shares[5]						
Year ended 3-31-2018	24.78	6.86	10	0.72	1.88	36
Year ended 3-31-2017	24.37	8.92	10	0.70	1.77	47
Year ended 3-31-2016	23.01	-4.57	5	0.69	1.60	56
Year ended 3-31-2015[6]	25.66	8.01	4	0.70[7]	1.29[7]	33[8]
Class R Shares						
Year ended 3-31-2018	24.70	6.04	13	1.46	1.13	36
Year ended 3-31-2017	24.30	8.12	14	1.44	1.04	47
Year ended 3-31-2016	22.96	-5.29	13	1.44	0.89	56
Year ended 3-31-2015	25.65	8.71	9	1.46	0.43	33
Year ended 3-31-2014	24.37	15.51	4	1.47	0.29	34
Class Y Shares						
Year ended 3-31-2018	24.75	6.44	34	1.12	1.53	36
Year ended 3-31-2017	24.34	8.50	70	1.10	1.47	47
Year ended 3-31-2016	22.99	-4.95	124	1.09	1.16	56
Year ended 3-31-2015	25.66	9.10	185	1.11	0.79	33
Year ended 3-31-2014	24.38	15.91	152	1.13	0.64	34

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$13.30	$ 0.03	$ (1.74)	$ (1.71)	$(0.04)	$—	$(0.04)
Year ended 3-31-2017	10.75	(0.08)	2.63	2.55	—	—	—
Year ended 3-31-2016	14.03	(0.03)	(3.25)	(3.28)	—	—	—
Year ended 3-31-2015	16.38	(0.05)	(2.30)	(2.35)	—	—	—
Year ended 3-31-2014	13.74	(0.09)	2.73	2.64	—	—	—
Class B Shares[4]							
Year ended 3-31-2018	12.15	(0.03)	(1.64)	(1.67)	—	—	—
Year ended 3-31-2017	9.90	(0.18)	2.43	2.25	—	—	—
Year ended 3-31-2016	13.04	(0.13)	(3.01)	(3.14)	—	—	—
Year ended 3-31-2015	15.35	(0.17)	(2.14)	(2.31)	—	—	—
Year ended 3-31-2014	12.98	(0.19)	2.56	2.37	—	—	—
Class C Shares							
Year ended 3-31-2018	12.39	0.00*	(1.68)	(1.68)	—	—	—
Year ended 3-31-2017	10.08	(0.16)	2.47	2.31	—	—	—
Year ended 3-31-2016	13.24	(0.10)	(3.06)	(3.16)	—	—	—
Year ended 3-31-2015	15.55	(0.13)	(2.18)	(2.31)	—	—	—
Year ended 3-31-2014	13.12	(0.16)	2.59	2.43	—	—	—
Class E Shares[5]							
Year ended 3-31-2018	13.63	0.10	(1.82)	(1.72)	(0.06)	—	(0.06)
Year ended 3-31-2017	10.99	(0.05)	2.69	2.64	—	—	—
Year ended 3-31-2016	14.30	0.01	(3.32)	(3.31)	—	—	—
Year ended 3-31-2015	16.65	(0.01)	(2.34)	(2.35)	—	—	—
Year ended 3-31-2014	13.92	(0.04)	2.77	2.73	—	—	—
Class I Shares							
Year ended 3-31-2018	13.80	0.09	(1.83)	(1.74)	(0.07)	—	(0.07)
Year ended 3-31-2017	11.11	(0.05)	2.74	2.69	—	—	—
Year ended 3-31-2016	14.44	0.02	(3.35)	(3.33)	—	—	—
Year ended 3-31-2015	16.80	0.02	(2.38)	(2.36)	—	—	—
Year ended 3-31-2014	14.03	(0.02)	2.79	2.77	—	—	—
Class N Shares[6]							
Year ended 3-31-2018	13.86	0.17	(1.90)	(1.73)	(0.08)	—	(0.08)
Year ended 3-31-2017	11.14	(0.02)	2.74	2.72	—	—	—
Year ended 3-31-2016	14.46	0.04	(3.36)	(3.32)	—	—	—
Year ended 3-31-2015[7]	18.03	0.03	(3.60)	(3.57)	—	—	—
Class R Shares							
Year ended 3-31-2018	13.20	0.04	(1.77)	(1.73)	(0.02)	—	(0.02)
Year ended 3-31-2017	10.69	(0.12)	2.63	2.51	—	—	—
Year ended 3-31-2016	13.98	(0.05)	(3.24)	(3.29)	—	—	—
Year ended 3-31-2015	16.35	(0.08)	(2.29)	(2.37)	—	—	—
Year ended 3-31-2014	13.74	(0.11)	2.72	2.61	—	—	—
Class Y Shares							
Year ended 3-31-2018	13.49	0.08	(1.80)	(1.72)	(0.05)	—	(0.05)
Year ended 3-31-2017	10.89	(0.07)	2.67	2.60	—	—	—
Year ended 3-31-2016	14.19	(0.01)	(3.29)	(3.30)	—	—	—
Year ended 3-31-2015	16.55	(0.04)	(2.32)	(2.36)	—	—	—
Year ended 3-31-2014	13.86	(0.06)	2.75	2.69	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) Effective March 3, 2017 Class R6 has been renamed Class N.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Annualized.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Expense ratio based on the period excluding reorganization expenses was 1.44%.

(11) Expense ratio based on the period excluding reorganization expenses was 2.36%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.09%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 11.55	-12.89%	$ 211	1.46%[10]	0.26%	1.53%	0.19%	21%
Year ended 3-31-2017	13.30	23.72	158	1.41	-0.59	—	—	39
Year ended 3-31-2016	10.75	-23.38	192	1.49	-0.23	—	—	31
Year ended 3-31-2015	14.03	-14.35	213	1.48	-0.33	—	—	22
Year ended 3-31-2014	16.38	19.13	124	1.60	-0.59	—	—	34
Class B Shares[4]								
Year ended 3-31-2018	10.48	-13.66	2	2.38[11]	-0.25	2.49	-0.36	21
Year ended 3-31-2017	12.15	22.73	4	2.29	-1.49	—	—	39
Year ended 3-31-2016	9.90	-24.08	3	2.36	-1.11	—	—	31
Year ended 3-31-2015	13.04	-15.05	5	2.29	-1.17	—	—	22
Year ended 3-31-2014	15.35	18.26	5	2.38	-1.37	—	—	34
Class C Shares								
Year ended 3-31-2018	10.71	-13.56	48	2.15	-0.01	2.15	-0.01	21
Year ended 3-31-2017	12.39	22.92	87	2.11	-1.31	—	—	39
Year ended 3-31-2016	10.08	-23.87	79	2.16	-0.89	—	—	31
Year ended 3-31-2015	13.24	-14.85	82	2.09	-0.92	—	—	22
Year ended 3-31-2014	15.55	18.43	30	2.16	-1.15	—	—	34
Class E Shares[5]								
Year ended 3-31-2018	11.85	-12.63	—*	1.20	0.82	—	—	21
Year ended 3-31-2017	13.63	24.02	—*	1.19	-0.40	—	—	39
Year ended 3-31-2016	10.99	-23.15	—*	1.20	0.05	—	—	31
Year ended 3-31-2015	14.30	-14.11	—*	1.20	-0.08	—	—	22
Year ended 3-31-2014	16.65	19.53	—*	1.25	-0.25	—	—	34
Class I Shares								
Year ended 3-31-2018	11.99	-12.63	263	1.11[12]	0.76	1.12	0.75	21
Year ended 3-31-2017	13.80	24.21	225	1.08	-0.35	—	—	39
Year ended 3-31-2016	11.11	-23.06	85	1.10	0.16	—	—	31
Year ended 3-31-2015	14.44	-14.05	82	1.09	0.10	—	—	22
Year ended 3-31-2014	16.80	19.74	14	1.14	-0.12	—	—	34
Class N Shares[6]								
Year ended 3-31-2018	12.05	-12.48	5	0.95	1.45	—	—	21
Year ended 3-31-2017	13.86	24.42	12	0.93	-0.18	—	—	39
Year ended 3-31-2016	11.14	-22.96	5	0.95	0.35	—	—	31
Year ended 3-31-2015[7]	14.46	-19.80	2	0.93[8]	0.34[8]	—	—	22[9]
Class R Shares								
Year ended 3-31-2018	11.45	-13.11	22	1.70	0.37	—	—	21
Year ended 3-31-2017	13.20	23.48	26	1.67	-0.89	—	—	39
Year ended 3-31-2016	10.69	-23.53	19	1.70	-0.43	—	—	31
Year ended 3-31-2015	13.98	-14.50	15	1.69	-0.53	—	—	22
Year ended 3-31-2014	16.35	19.00	5	1.72	-0.70	—	—	34
Class Y Shares								
Year ended 3-31-2018	11.72	-12.78	42	1.35	0.71	—	—	21
Year ended 3-31-2017	13.49	23.87	53	1.34	-0.54	—	—	39
Year ended 3-31-2016	10.89	-23.26	42	1.36	-0.08	—	—	31
Year ended 3-31-2015	14.19	-14.26	37	1.34	-0.22	—	—	22
Year ended 3-31-2014	16.55	19.41	18	1.39	-0.38	—	—	34

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$10.28	$ 0.24	$ 0.04	$ 0.28	$ (0.11)	$(0.07)	$ (0.18)
Year ended 3-31-2017	10.58	0.09	(0.14)	(0.05)	(0.25)	—	(0.25)
Year ended 3-31-2016	11.15	0.17	(0.41)	(0.24)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.83	0.13	1.46	1.59	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.12)	(0.01)	(0.16)	—	(0.16)
Class B Shares[4]							
Year ended 3-31-2018	10.24	0.15	0.07	0.22	(0.06)	(0.07)	(0.13)
Year ended 3-31-2017	10.56	(0.04)	(0.12)	(0.16)	(0.16)	—	(0.16)
Year ended 3-31-2016	11.10	0.06	(0.40)	(0.34)	(0.01)	(0.19)	(0.20)
Year ended 3-31-2015	9.79	0.01	1.46	1.47	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.12)	(0.12)	(0.09)	—	(0.09)
Class C Shares							
Year ended 3-31-2018	10.24	0.14	0.06	0.20	(0.05)	(0.07)	(0.12)
Year ended 3-31-2017	10.55	(0.06)	(0.11)	(0.17)	(0.14)	—	(0.14)
Year ended 3-31-2016	11.10	0.04	(0.41)	(0.37)	—	(0.18)	(0.18)
Year ended 3-31-2015	9.80	(0.01)	1.47	1.46	(0.08)	(0.08)	(0.16)
Year ended 3-31-2014	10.00	0.00*	(0.11)	(0.11)	(0.09)	—	(0.09)
Class I Shares							
Year ended 3-31-2018	10.29	0.26	0.07	0.33	(0.14)	(0.07)	(0.21)
Year ended 3-31-2017	10.57	0.03	(0.07)	(0.04)	(0.24)	—	(0.24)
Year ended 3-31-2016	11.14	0.17	(0.42)	(0.25)	(0.12)	(0.20)	(0.32)
Year ended 3-31-2015	9.82	0.12	1.46	1.58	(0.18)	(0.08)	(0.26)
Year ended 3-31-2014	10.00	0.09	(0.11)	(0.02)	(0.16)	—	(0.16)
Class N Shares							
Year ended 3-31-2018[5]	10.42	0.15	0.05	0.20	(0.13)	(0.07)	(0.20)
Class R Shares							
Year ended 3-31-2018	10.27	0.18	0.07	0.25	(0.09)	(0.07)	(0.16)
Year ended 3-31-2017	10.57	0.00*	(0.11)	(0.11)	(0.19)	—	(0.19)
Year ended 3-31-2016	11.12	0.10	(0.41)	(0.31)	(0.04)	(0.20)	(0.24)
Year ended 3-31-2015	9.81	0.05	1.46	1.51	(0.12)	(0.08)	(0.20)
Year ended 3-31-2014	10.00	0.04	(0.11)	(0.07)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2018	10.39	0.22	0.07	0.29	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.64	0.07	(0.07)	0.00*	(0.25)	—	(0.25)
Year ended 3-31-2016	11.22	0.17	(0.42)	(0.25)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.89	0.12	1.48	1.60	(0.19)	(0.08)	(0.27)
Year ended 3-31-2014	10.00	0.11	(0.05)	0.06	(0.17)	—	(0.17)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Ratio of expenses to average net assets excluding offering cost was 2.40%.

(9) Ratio of expenses to average net assets excluding offering cost was 2.39%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.43%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.99%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$10.38	2.69%	$ 8	1.51%	2.29%	1.79%	2.01%	77%
Year ended 3-31-2017	10.28	-0.45	12	1.51	0.91	2.08	0.34	49
Year ended 3-31-2016	10.58	-2.00	29	1.51	1.67	2.12	1.06	59
Year ended 3-31-2015	11.15	16.31	28	1.51	1.22	2.14	0.59	63
Year ended 3-31-2014	9.83	0.02	22	1.51	1.12	2.62	0.01	36
Class B Shares[4]								
Year ended 3-31-2018	10.33	2.13	—*	2.18	1.42	2.34	1.26	77
Year ended 3-31-2017	10.24	-1.52	—*	2.54	-0.43	2.60	-0.49	49
Year ended 3-31-2016	10.56	-3.03	—*	2.56	0.62	—	—	59
Year ended 3-31-2015	11.10	15.05	—*	2.66	0.06	—	—	63
Year ended 3-31-2014	9.79	-1.16	—*	2.68[8]	-0.02	3.14	-0.48	36
Class C Shares								
Year ended 3-31-2018	10.32	1.96	1	2.30	1.30	2.47	1.13	77
Year ended 3-31-2017	10.24	-1.62	1	2.66	-0.57	2.72	-0.63	49
Year ended 3-31-2016	10.55	-3.21	1	2.74	0.41	—	—	59
Year ended 3-31-2015	11.10	14.92	1	2.68	-0.09	—	—	63
Year ended 3-31-2014	9.80	-1.03	1	2.67[9]	—	3.12	-0.45	36
Class I Shares								
Year ended 3-31-2018	10.41	3.20	28	1.05	2.48	1.41	2.12	77
Year ended 3-31-2017	10.29	-0.39	20	1.50	0.25	1.61	0.14	49
Year ended 3-31-2016	10.57	-2.11	3	1.59	1.59	—	—	59
Year ended 3-31-2015	11.14	16.14	3	1.62	1.08	—	—	63
Year ended 3-31-2014	9.82	-0.13	2	1.71[10]	0.94	2.16	0.49	36
Class N Shares								
Year ended 3-31-2018[5]	10.42	1.89	30	1.05[6]	1.96[6]	1.27[6]	1.74[6]	77[7]
Class R Shares								
Year ended 3-31-2018	10.36	2.39	—*	1.81	1.74	1.97	1.58	77
Year ended 3-31-2017	10.27	-1.01	—*	2.13	-0.05	2.20	-0.12	49
Year ended 3-31-2016	10.57	-2.68	—*	2.20	0.99	—	—	59
Year ended 3-31-2015	11.12	15.40	1	2.25	0.50	—	—	63
Year ended 3-31-2014	9.81	-0.67	—*	2.27[11]	0.38	2.73	-0.08	36
Class Y Shares								
Year ended 3-31-2018	10.50	2.76	1	1.46	2.11	1.62	1.95	77
Year ended 3-31-2017	10.39	0.03	1	1.52	0.70	1.87	0.35	49
Year ended 3-31-2016	10.64	-2.08	1	1.51	1.63	1.86	1.28	59
Year ended 3-31-2015	11.22	16.32	1	1.51	1.15	1.90	0.76	63
Year ended 3-31-2014	9.89	0.68	1	1.51	1.13	2.37	0.27	36

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL-RISK MANAGED REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$10.70	$ 0.28	$(0.26)	$ 0.02	$(0.06)	$(0.01)	$(0.07)
Year ended 3-31-2017	11.39	0.12	(0.32)	(0.20)	(0.37)	(0.12)	(0.49)
Year ended 3-31-2016	11.06	0.22	0.35	0.57	(0.13)	(0.11)	(0.24)
Year ended 3-31-2015	9.72	0.14	1.48	1.62	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)
Class B Shares[4]							
Year ended 3-31-2018	10.68	0.15	(0.22)	(0.07)	—	(0.01)	(0.01)
Year ended 3-31-2017	11.38	0.03	(0.31)	(0.28)	(0.30)	(0.12)	(0.42)
Year ended 3-31-2016	11.04	0.15	0.33	0.48	(0.03)	(0.11)	(0.14)
Year ended 3-31-2015	9.70	0.06	1.46	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class C Shares							
Year ended 3-31-2018	10.68	0.15	(0.22)	(0.07)	—	(0.01)	(0.01)
Year ended 3-31-2017	11.38	(0.02)	(0.26)	(0.28)	(0.30)	(0.12)	(0.42)
Year ended 3-31-2016	11.04	0.13	0.33	0.46	(0.02)	(0.10)	(0.12)
Year ended 3-31-2015	9.70	0.05	1.47	1.52	(0.18)	—	(0.18)
Year ended 3-31-2014	10.00	0.03	(0.23)	(0.20)	(0.10)	—	(0.10)
Class I Shares							
Year ended 3-31-2018	10.72	0.25	(0.20)	0.05	(0.09)	(0.01)	(0.10)
Year ended 3-31-2017	11.39	0.06	(0.23)	(0.17)	(0.38)	(0.12)	(0.50)
Year ended 3-31-2016	11.07	0.24	0.34	0.58	(0.15)	(0.11)	(0.26)
Year ended 3-31-2015	9.72	0.15	1.47	1.62	(0.27)	—	(0.27)
Year ended 3-31-2014	10.00	0.12	(0.24)	(0.12)	(0.16)	—	(0.16)
Class N Shares							
Year ended 3-31-2018[5]	10.67	0.13	(0.03)	0.10	(0.08)	(0.01)	(0.09)
Class R Shares							
Year ended 3-31-2018	10.70	0.16	(0.19)	(0.03)	(0.03)	(0.01)	(0.04)
Year ended 3-31-2017	11.39	0.04	(0.28)	(0.24)	(0.33)	(0.12)	(0.45)
Year ended 3-31-2016	11.05	0.18	0.34	0.52	(0.07)	(0.11)	(0.18)
Year ended 3-31-2015	9.70	0.09	1.47	1.56	(0.21)	—	(0.21)
Year ended 3-31-2014	10.00	0.06	(0.24)	(0.18)	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2018	10.71	0.22	(0.20)	0.02	(0.06)	(0.01)	(0.07)
Year ended 3-31-2017	11.40	0.07	(0.27)	(0.20)	(0.37)	(0.12)	(0.49)
Year ended 3-31-2016	11.07	0.23	0.33	0.56	(0.12)	(0.11)	(0.23)
Year ended 3-31-2015	9.72	0.13	1.50	1.63	(0.28)	—	(0.28)
Year ended 3-31-2014	10.00	0.13	(0.24)	(0.11)	(0.17)	—	(0.17)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Ratio of expenses to average net assets excluding offering cost was 2.15%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.27%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.88%.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$10.65	0.14%	$ 15	1.51%	2.59%	1.77%	2.33%	35%
Year ended 3-31-2017	10.70	-1.79	35	1.51	1.09	1.63	0.97	54
Year ended 3-31-2016	11.39	5.27	65	1.51	2.08	1.76	1.83	59
Year ended 3-31-2015	11.06	16.77	43	1.50	1.31	1.83	0.98	53
Year ended 3-31-2014	9.72	-1.00	20	1.51	1.39	2.08	0.82	38
Class B Shares[4]								
Year ended 3-31-2018	10.60	-0.65	1	2.30	1.40	2.35	1.35	35
Year ended 3-31-2017	10.68	-2.50	1	2.31	0.26	—	—	54
Year ended 3-31-2016	11.38	4.36	1	2.33	1.42	—	—	59
Year ended 3-31-2015	11.04	15.74	1	2.34	0.57	—	—	53
Year ended 3-31-2014	9.70	-1.92	1	2.53[8]	0.32	2.58	0.27	38
Class C Shares								
Year ended 3-31-2018	10.60	-0.65	4	2.32	1.39	2.37	1.34	35
Year ended 3-31-2017	10.68	-2.52	8	2.29	-0.20	—	—	54
Year ended 3-31-2016	11.38	4.34	4	2.35	1.24	—	—	59
Year ended 3-31-2015	11.04	15.72	3	2.38	0.43	—	—	53
Year ended 3-31-2014	9.70	-1.91	2	2.53[8]	0.33	2.58	0.28	38
Class I Shares								
Year ended 3-31-2018	10.67	0.43	60	1.16	2.31	1.39	2.08	35
Year ended 3-31-2017	10.72	-1.44	63	1.22	0.57	1.32	0.47	54
Year ended 3-31-2016	11.39	5.37	11	1.39	2.25	—	—	59
Year ended 3-31-2015	11.07	16.79	10	1.47	1.46	—	—	53
Year ended 3-31-2014	9.72	-1.09	8	1.65[9]	1.20	1.70	1.15	38
Class N Shares								
Year ended 3-31-2018[5]	10.68	0.91	—*	1.16[6]	1.69[6]	1.25[6]	1.60[6]	35[7]
Class R Shares								
Year ended 3-31-2018	10.63	-0.31	4	1.91	1.47	1.96	1.42	35
Year ended 3-31-2017	10.70	-2.11	2	1.90	0.39	—	—	54
Year ended 3-31-2016	11.39	4.78	2	1.99	1.66	—	—	59
Year ended 3-31-2015	11.05	16.15	2	2.07	0.88	—	—	53
Year ended 3-31-2014	9.70	-1.72	2	2.26[10]	0.60	2.31	0.55	38
Class Y Shares								
Year ended 3-31-2018	10.66	0.14	5	1.51	2.03	1.61	1.93	35
Year ended 3-31-2017	10.71	-1.77	5	1.50	0.63	1.56	0.57	54
Year ended 3-31-2016	11.40	5.25	4	1.51	2.19	1.67	2.03	59
Year ended 3-31-2015	11.07	16.87	5	1.51	1.26	1.71	1.06	53
Year ended 3-31-2014	9.72	-0.98	3	1.50	1.35	1.95	0.90	38

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 14.80	$(0.03)	$ 0.05	$ 0.02	$ —	$—	$ —
Year ended 3-31-2017	12.53	(0.03)	2.31	2.28	(0.01)	—	(0.01)
Year ended 3-31-2016	16.13	0.03	(3.63)	(3.60)	—	—	—
Year ended 3-31-2015	19.07	0.00*	(2.94)	(2.94)	—	—	—
Year ended 3-31-2014	17.84	(0.02)	1.25	1.23	—	—	—
Class B Shares[4]							
Year ended 3-31-2018	12.57	(0.18)	0.05	(0.13)	—	—	—
Year ended 3-31-2017	10.75	(0.15)	1.97	1.82	—	—	—
Year ended 3-31-2016	13.98	(0.11)	(3.12)	(3.23)	—	—	—
Year ended 3-31-2015	16.67	(0.15)	(2.54)	(2.69)	—	—	—
Year ended 3-31-2014	15.73	(0.15)	1.09	0.94	—	—	—
Class C Shares							
Year ended 3-31-2018	12.39	(0.12)	0.06	(0.06)	—	—	—
Year ended 3-31-2017	10.55	(0.10)	1.94	1.84	—	—	—
Year ended 3-31-2016	13.67	(0.06)	(3.06)	(3.12)	—	—	—
Year ended 3-31-2015	16.26	(0.10)	(2.49)	(2.59)	—	—	—
Year ended 3-31-2014	15.31	(0.11)	1.06	0.95	—	—	—
Class E Shares							
Year ended 3-31-2018	15.15	0.04	0.06	0.10	—	—	—
Year ended 3-31-2017	12.81	0.04	2.37	2.41	(0.07)	—	(0.07)
Year ended 3-31-2016	16.43	0.09	(3.71)	(3.62)	—	—	—
Year ended 3-31-2015	19.36	0.06	(2.99)	(2.93)	—	—	—
Year ended 3-31-2014	18.06	0.04	1.26	1.30	—	—	—
Class I Shares							
Year ended 3-31-2018	15.40	0.05	0.05	0.10	—	—	—
Year ended 3-31-2017	13.02	0.05	2.41	2.46	(0.08)	—	(0.08)
Year ended 3-31-2016	16.69	0.10	(3.77)	(3.67)	—	—	—
Year ended 3-31-2015	19.63	0.09	(3.03)	(2.94)	—	—	—
Year ended 3-31-2014	18.28	0.07	1.28	1.35	—	—	—
Class N Shares[5]							
Year ended 3-31-2018	15.44	0.07	0.07	0.14	—	—	—
Year ended 3-31-2017	13.06	0.07	2.42	2.49	(0.11)	—	(0.11)
Year ended 3-31-2016	16.70	0.13	(3.77)	(3.64)	—	—	—
Year ended 3-31-2015[6]	20.86	0.11	(4.27)	(4.16)	—	—	—
Class R Shares							
Year ended 3-31-2018	14.61	(0.04)	0.06	0.02	—	—	—
Year ended 3-31-2017	12.37	(0.04)	2.28	2.24	—	—	—
Year ended 3-31-2016	15.94	0.01	(3.58)	(3.57)	—	—	—
Year ended 3-31-2015	18.87	(0.02)	(2.91)	(2.93)	—	—	—
Year ended 3-31-2014	17.67	(0.04)	1.24	1.20	—	—	—
Class Y Shares							
Year ended 3-31-2018	15.14	0.01	0.06	0.07	—	—	—
Year ended 3-31-2017	12.80	0.01	2.38	2.39	(0.05)	—	(0.05)
Year ended 3-31-2016	16.45	0.06	(3.71)	(3.65)	—	—	—
Year ended 3-31-2015	19.39	0.04	(2.98)	(2.94)	—	—	—
Year ended 3-31-2014	18.10	0.02	1.27	1.29	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$14.82	0.20%	$ 288	1.73%	-0.19%	—%	—%	33%
Year ended 3-31-2017	14.80	18.19	329	1.72	-0.22	—	—	64
Year ended 3-31-2016	12.53	-22.32	415	1.66	0.18	—	—	17
Year ended 3-31-2015	16.13	-15.42	645	1.57	-0.03	—	—	22
Year ended 3-31-2014	19.07	6.90	1,008	1.56	-0.09	—	—	100
Class B Shares[4]								
Year ended 3-31-2018	12.44	-1.03	3	2.98	-1.50	—	—	33
Year ended 3-31-2017	12.57	16.93	7	2.77	-1.27	—	—	64
Year ended 3-31-2016	10.75	-23.10	10	2.65	-0.85	—	—	17
Year ended 3-31-2015	13.98	-16.14	21	2.47	-0.95	—	—	22
Year ended 3-31-2014	16.67	5.98	40	2.41	-0.95	—	—	100
Class C Shares								
Year ended 3-31-2018	12.33	-0.48	40	2.40	-0.98	—	—	33
Year ended 3-31-2017	12.39	17.44	100	2.34	-0.84	—	—	64
Year ended 3-31-2016	10.55	-22.82	110	2.30	-0.47	—	—	17
Year ended 3-31-2015	13.67	-15.93	187	2.20	-0.65	—	—	22
Year ended 3-31-2014	16.26	6.21	291	2.18	-0.72	—	—	100
Class E Shares								
Year ended 3-31-2018	15.25	0.66	5	1.27	0.27	2.15	-0.61	33
Year ended 3-31-2017	15.15	18.77	5	1.27	0.25	2.19	-0.67	64
Year ended 3-31-2016	12.81	-22.03	4	1.26	0.59	2.21	-0.36	17
Year ended 3-31-2015	16.43	-15.13	6	1.27	0.32	2.03	-0.44	22
Year ended 3-31-2014	19.36	7.20	7	1.27	0.20	2.12	-0.64	100
Class I Shares								
Year ended 3-31-2018	15.50	0.71	154	1.20	0.32	—	—	33
Year ended 3-31-2017	15.40	18.88	188	1.19	0.33	—	—	64
Year ended 3-31-2016	13.02	-21.99	103	1.16	0.67	—	—	17
Year ended 3-31-2015	16.69	-14.98	174	1.11	0.47	—	—	22
Year ended 3-31-2014	19.63	7.39	224	1.08	0.37	—	—	100
Class N Shares[5]								
Year ended 3-31-2018	15.58	0.91	6	1.04	0.46	—	—	33
Year ended 3-31-2017	15.44	19.01	10	1.02	0.48	—	—	64
Year ended 3-31-2016	13.06	-21.80	11	1.00	0.92	—	—	17
Year ended 3-31-2015[6]	16.70	-19.94	5	0.95[7]	0.97[7]	—	—	22[8]
Class R Shares								
Year ended 3-31-2018	14.63	0.14	21	1.78	-0.26	—	—	33
Year ended 3-31-2017	14.61	18.11	26	1.77	-0.25	—	—	64
Year ended 3-31-2016	12.37	-22.40	24	1.75	0.10	—	—	17
Year ended 3-31-2015	15.94	-15.53	33	1.69	-0.12	—	—	22
Year ended 3-31-2014	18.87	6.79	43	1.67	-0.20	—	—	100
Class Y Shares								
Year ended 3-31-2018	15.21	0.46	26	1.43	0.09	—	—	33
Year ended 3-31-2017	15.14	18.63	32	1.43	0.08	—	—	64
Year ended 3-31-2016	12.80	-22.19	33	1.40	0.42	—	—	17
Year ended 3-31-2015	16.45	-15.16	60	1.35	0.20	—	—	22
Year ended 3-31-2014	19.39	7.07	88	1.33	0.10	—	—	100

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$56.65	$(0.36)	$13.46	$ 13.10	$—	$(4.42)	$(4.42)
Year ended 3-31-2017	46.35	(0.32)	10.62	10.30	—	—	—
Year ended 3-31-2016	55.95	(0.35)	(7.99)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.71	(0.36)	4.77	4.41	—	(1.17)	(1.17)
Year ended 3-31-2014	39.79	(0.30)	14.54	14.24	—	(1.32)	(1.32)
Class B Shares[4]							
Year ended 3-31-2018	47.68	(0.76)	11.33	10.57	—	(4.17)	(4.17)
Year ended 3-31-2017	39.32	(0.59)	8.95	8.36	—	—	—
Year ended 3-31-2016	48.01	(0.63)	(6.80)	(7.43)	—	(1.26)	(1.26)
Year ended 3-31-2015	45.73	(0.65)	4.10	3.45	—	(1.17)	(1.17)
Year ended 3-31-2014	34.92	(0.59)	12.72	12.13	—	(1.32)	(1.32)
Class C Shares							
Year ended 3-31-2018	49.39	(0.76)	11.74	10.98	—	(4.17)	(4.17)
Year ended 3-31-2017	40.70	(0.59)	9.28	8.69	—	—	—
Year ended 3-31-2016	49.63	(0.63)	(7.04)	(7.67)	—	(1.26)	(1.26)
Year ended 3-31-2015	47.21	(0.65)	4.24	3.59	—	(1.17)	(1.17)
Year ended 3-31-2014	35.99	(0.58)	13.12	12.54	—	(1.32)	(1.32)
Class E Shares							
Year ended 3-31-2018	56.28	(0.44)	13.43	12.99	—	(4.39)	(4.39)
Year ended 3-31-2017	46.08	(0.33)	10.53	10.20	—	—	—
Year ended 3-31-2016	55.70	(0.42)	(7.94)	(8.36)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.57	(0.45)	4.75	4.30	—	(1.17)	(1.17)
Year ended 3-31-2014	39.74	(0.38)	14.53	14.15	—	(1.32)	(1.32)
Class I Shares							
Year ended 3-31-2018	61.88	(0.26)	14.77	14.51	—	(4.54)	(4.54)
Year ended 3-31-2017	50.49	(0.19)	11.58	11.39	—	—	—
Year ended 3-31-2016	60.64	(0.22)	(8.67)	(8.89)	—	(1.26)	(1.26)
Year ended 3-31-2015	56.87	(0.23)	5.17	4.94	—	(1.17)	(1.17)
Year ended 3-31-2014	42.72	(0.19)	15.66	15.47	—	(1.32)	(1.32)
Class N Shares[5]							
Year ended 3-31-2018	62.13	(0.17)	14.85	14.68	—	(4.61)	(4.61)
Year ended 3-31-2017	50.62	(0.10)	11.61	11.51	—	—	—
Year ended 3-31-2016	60.70	(0.12)	(8.70)	(8.82)	—	(1.26)	(1.26)
Year ended 3-31-2015[6]	57.21	(0.12)	4.78	4.66	—	(1.17)	(1.17)
Class R Shares							
Year ended 3-31-2018	55.38	(0.61)	13.18	12.57	—	(4.27)	(4.27)
Year ended 3-31-2017	45.45	(0.46)	10.39	9.93	—	—	—
Year ended 3-31-2016	55.05	(0.49)	(7.85)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.04	(0.52)	4.70	4.18	—	(1.17)	(1.17)
Year ended 3-31-2014	39.42	(0.46)	14.40	13.94	—	(1.32)	(1.32)
Class Y Shares							
Year ended 3-31-2018	59.54	(0.43)	14.21	13.78	—	(4.42)	(4.42)
Year ended 3-31-2017	48.70	(0.31)	11.15	10.84	—	—	—
Year ended 3-31-2016	58.68	(0.34)	(8.38)	(8.72)	—	(1.26)	(1.26)
Year ended 3-31-2015	55.20	(0.35)	5.00	4.65	—	(1.17)	(1.17)
Year ended 3-31-2014	41.60	(0.31)	15.23	14.92	—	(1.32)	(1.32)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.22%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$65.33	23.34%	$ 4,018	1.22%	-0.56%	—%	—%	22%
Year ended 3-31-2017	56.65	22.22	1,026	1.30	-0.66	—	—	16
Year ended 3-31-2016	46.35	-15.10	1,790	1.28	-0.69	—	—	24
Year ended 3-31-2015	55.95	8.48	2,198	1.26	-0.67	—	—	32
Year ended 3-31-2014	52.71	35.99	1,998	1.26	-0.63	—	—	35
Class B Shares[4]								
Year ended 3-31-2018	54.08	22.36	48	2.03	-1.42	—	—	22
Year ended 3-31-2017	47.68	21.26	48	2.06	-1.41	—	—	16
Year ended 3-31-2016	39.32	-15.71	52	2.02	-1.42	—	—	24
Year ended 3-31-2015	48.01	7.67	69	2.01	-1.42	—	—	32
Year ended 3-31-2014	45.73	34.91	71	2.04	-1.42	—	—	35
Class C Shares								
Year ended 3-31-2018	56.20	22.44	608	1.98	-1.38	—	—	22
Year ended 3-31-2017	49.39	21.35	683	2.00	-1.35	—	—	16
Year ended 3-31-2016	40.70	-15.68	833	1.97	-1.37	—	—	24
Year ended 3-31-2015	49.63	7.73	999	1.95	-1.37	—	—	32
Year ended 3-31-2014	47.21	35.02	776	1.97	-1.34	—	—	35
Class E Shares								
Year ended 3-31-2018	64.88	23.28	32	1.30	-0.69	1.46	-0.85	22
Year ended 3-31-2017	56.28	22.13	25	1.33	-0.67	1.58	-0.92	16
Year ended 3-31-2016	46.08	-15.21	21	1.41	-0.82	1.54	-0.95	24
Year ended 3-31-2015	55.70	8.29	22	1.43	-0.84	1.55	-0.96	32
Year ended 3-31-2014	52.57	35.80	17	1.43	-0.80	1.63	-1.00	35
Class I Shares								
Year ended 3-31-2018	71.85	23.63	2,235	1.00	-0.37	—	—	22
Year ended 3-31-2017	61.88	22.56	1,327	1.00	-0.35	—	—	16
Year ended 3-31-2016	50.49	-14.84	1,364	0.97	-0.39	—	—	24
Year ended 3-31-2015	60.64	8.79	1,871	0.97	-0.39	—	—	32
Year ended 3-31-2014	56.87	36.37	1,411	0.99	-0.36	—	—	35
Class N Shares[5]								
Year ended 3-31-2018	72.20	23.82	73	0.85	-0.24	—	—	22
Year ended 3-31-2017	62.13	22.74	93	0.85	-0.18	—	—	16
Year ended 3-31-2016	50.62	-14.71	65	0.83	-0.22	—	—	24
Year ended 3-31-2015[6]	60.70	8.25	12	0.82[7]	-0.32[7]	—	—	32[8]
Class R Shares								
Year ended 3-31-2018	63.68	22.91	129	1.58	-0.98	—	—	22
Year ended 3-31-2017	55.38	21.85	108	1.59	-0.94	—	—	16
Year ended 3-31-2016	45.45	-15.35	110	1.57	-0.98	—	—	24
Year ended 3-31-2015	55.05	8.15	114	1.57	-0.98	—	—	32
Year ended 3-31-2014	52.04	35.56	105	1.59	-0.96	—	—	35
Class Y Shares								
Year ended 3-31-2018	68.90	23.33	554	1.24[9]	-0.64	—	—	22
Year ended 3-31-2017	59.54	22.26	644	1.24	-0.59	—	—	16
Year ended 3-31-2016	48.70	-15.04	754	1.22	-0.63	—	—	24
Year ended 3-31-2015	58.68	8.53	1,030	1.22	-0.63	—	—	32
Year ended 3-31-2014	55.20	36.02	1,043	1.24	-0.61	—	—	35

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Advantus Real Estate Securities Fund, Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund, Ivy Natural Resources Fund and Ivy Science and Technology Fund (each, a "Fund") are eight series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase. Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946.

U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Natural Resources Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund and Ivy Science and Technology Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Asset Strategy Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2018:

Assets

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$ 485	$—	$ 485	$ (485)	$—	$—	$—
Ivy Science and Technology Fund							
Investments in unaffiliated securities at value*	$1,134	$—	$1,134	$(1,134)	$—	$—	$—

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

| | | | | Gross Amounts Not Offset on the Statement of Assets and Liabilities | | | |
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 2,318	$—	$ 2,318	$ (485)	$ (1,833)	$—	$—
Ivy Science and Technology Fund							
Written options at value	$11,860	$—	$11,860	$(1,134)	$(10,726)	$—	$—

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2018:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Natural Resources Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 125	Unrealized depreciation on forward foreign currency contracts	$ 14
Ivy Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	1,233	Written options at value	12,889

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2018:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(2,733)	$12,444	$—	$2,893	$ —	$12,604
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	(7,896)	(7,896)
Ivy Science and Technology Fund	Equity	3,747	—	—	1,739	—	5,486

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2018:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ —	$(5,650)	$—	$ —	$ —	$ (5,650)
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	826	826
Ivy Science and Technology Fund	Equity	(5,428)	—	—	(7,917)	—	(13,345)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2018, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Asset Strategy Fund	$ —	$—	$—	$64,191	$476	$ 256
Ivy Natural Resources Fund	752	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	523	1,248

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Company.

All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2018 of the Subsidiary and the Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$3,315,854	$174,428	5.26%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	3,315,854	6,989	0.21%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Advantus Real Estate Securities Fund	0.900%	0.900%	0.870%	0.840%	0.800%	0.760%	0.760%	0.720%	0.720%	0.720%	0.720%
Ivy Asset Strategy Fund	0.700	0.700	0.650	0.600	0.550	0.550	0.550	0.550	0.550	0.545	0.540
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy LaSalle Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy LaSalle Global Risk-Managed Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Natural Resources Fund . . .	1.000[1]	0.850	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700	0.700
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750

(1) Effective January 1, 2018, the management fee has been reduced from 1.00% to 0.85% for assets up to $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2018.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Advantus Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended March 31, 2018, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	Class B	Class C	Class E	Commissions Paid[1]
Ivy Advantus Real Estate Securities Fund	$ 148	$ 4	$ 2	$ —*	$ —	$ 121
Ivy Asset Strategy Fund	360	1	141	39	—	340
Ivy Balanced Fund	544	1	100	33	—	535
Ivy Energy Fund	200	21	5	11	—	182
Ivy LaSalle Global Real Estate Fund	14	—*	—	—*	N/A	12
Ivy LaSalle Global Risk-Managed Real Estate Fund	19	—*	—*	1	N/A	17
Ivy Natural Resources Fund	194	—*	4	4	—	165
Ivy Science and Technology Fund	1,091	1	65	19	—	1,032

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Advantus Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2018	N/A	$565[1]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2018	1.43%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2018	1.00%	$ 113	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class A	Contractual	10-16-2017	7-31-2020	1.41%	$ 117	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2020	2.29%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-16-2017	7-31-2020	2.11%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	1.08%	$ 12	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy LaSalle Global Real Estate Fund	All Classes	Contractual	1-12-2017	7-31-2018	N/A	$ 125[2]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2018	1.51%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-12-2017	7-31-2018	1.05%	$ 59	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2018	1.05%	$ 3	Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2018	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy LaSalle Global Risk-Managed Real Estate Fund	All Classes	Contractual	1-12-2017	7-31-2018	N/A	$ 52[2]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2018	1.51%	$ 43	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2016	7-31-2018	1.16%	$122	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2018	Not to exceed Class I	$ —*	Shareholder Servicing
	Class Y	Contractual	4-1-2013	7-31-2018	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing
Ivy Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2018	1.27%	$ 42	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class B	Contractual	2-26-18	7-31-2020	2.03%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2020	1.30%	$ 47	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2018.

(2) Due to Class A, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2018 follows:

	3-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-18 Share Balance	3-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Asset Strategy Fund								
Media Group Holdings LLC, Series H(1) . . .	640	$—	$ —	$ —	$—	640	$ 2,641	$ (3,224)
Media Group Holdings LLC, Series I	381	—	(123,222)	(81,330)	—	N/A	N/A	88,024
Media Group Holdings LLC, Series T(1)	80	—	—	—	—	80	4,038	(25,892)
				$(81,330)	$—		$6,679	$ 58,908

	3-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-18 Share Balance	3-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Science and Technology Fund								
ACI Worldwide, Inc.[1]	7,802	$ 37,426	$ (23,179)	$ 4,419	$ —	12,076	$286,434	$105,292
Arcadia Biosciences, Inc.	2,456	—	(19,458)	(18,565)	—	N/A	N/A	17,784
Aspen Technology, Inc.[1]	2,507	14,933	(2,236)	12,323	—	4,288	338,279	177,853
Avinger, Inc.	3,125	—	(20,598)	(18,837)	—	N/A	N/A	14,659
BioAmber, Inc.	3,813	—	(30,425)	(29,258)	—	N/A	N/A	21,578
BioAmber, Inc., expires 5-9-17	1,276	—	—	—	—	N/A	N/A	393
Cypress Semiconductor Corp.	N/A	133,905	—	—	3,564	18,433	312,620	105,511
Euronet Worldwide, Inc.[1]	1,895	21,317	—	—	—	3,558	280,780	97,392
Evogene Ltd.[1]	1,465	16,925	—	—	—	2,620	8,319	(16,436)
Marrone Bio Innovations, Inc.[1]	2,608	19,672	—	1,074	—	4,435	8,492	(16,265)
Marrone Bio Innovations, Inc.[1]	N/A	20,169	—	—	—	18,850	36,092	15,922
Marrone Bio Innovations, Inc., expires 12-31-20	N/A	—	—	—	—	3,770	2,506	2,506
Marrone Bio Innovations, Inc., expires 8-20-23	2,390	—	—	—	—	3,770	17	(78)
Rambus, Inc.[1]	5,497	36,894	—	—	—	10,160	136,449	27,323
Silver Spring Networks, Inc.	4,105	—	(73,361)	(10,388)	—	N/A	N/A	27,020
Switch, Inc., Class A	N/A	54,124	—	—	19	2,580	41,047	(13,078)
WNS (Holdings) Ltd. ADR[1]	5,463	51,039	(25,444)	19,327	—	8,010	363,084	181,180
				$(39,905)	$3,583		$1,814,119	$748,556

	3-31-17 Principal Balance				Interest Received	3-31-18 Principal Balance		Net Change in Unrealized Depreciation
Marrone Bio Innovations, Inc., 8.000%, 8-20-20	$23,900	$ 1,725	$ (20,912)	$ (8,126)	$ 1,912	$ 4,713	$ 4,688	$ (127)

(1) No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Advantus Real Estate Securities Fund	$ —	$ 380,183	$ —	$ 503,331
Ivy Asset Strategy Fund	35,982	1,122,264	9,903	2,213,614
Ivy Balanced Fund	53,119	721,209	59,616	1,278,100
Ivy Energy Fund	—	115,764	—	220,407
Ivy LaSalle Global Real Estate Fund	—	85,040	—	51,942
Ivy LaSalle Global Risk-Managed Real Estate Fund	—	35,390	—	59,023
Ivy Natural Resources Fund	—	197,067	—	347,927
Ivy Science and Technology Fund	—	1,005,538	—	1,810,421

10. BUSINESS COMBINATIONS (All amounts in thousands)

On October 16, 2017, Ivy Energy Fund acquired all assets and liabilities of Waddell & Reed Advisors Energy Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Energy Fund, valued at $204,300 in total, for shares of the Ivy Energy Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Energy Fund	Ivy Energy Fund
Class A	10,830	10,935
Class B	29	28
Class C	194	193
Class Y of Waddell & Reed Advisors Energy Fund into Class I of Ivy Energy Fund	6,678	6,842

The investment portfolio of Waddell & Reed Advisors Energy Fund, with a fair value of $200,430 and identified cost of $173,309 at October 16, 2017, was the principal asset acquired by Ivy Energy Fund. For financial reporting purposes, assets received and shares issued by Ivy Energy Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Energy Fund was carried forward to align ongoing reporting of Ivy Energy Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Energy Fund had net assets of $204,300, including $27,121 of net unrealized appreciation in value of investments and $41,771 of accumulated net realized losses on investments, which were combined with those of Ivy Energy Fund. The aggregate net assets of Ivy Energy Fund and Waddell & Reed Advisors Energy Fund immediately before the acquisition were $449,798 and $204,300, respectively. The aggregate net assets of Ivy Energy Fund and Waddell & Reed Advisors Energy Fund immediately following the acquisition were $654,098 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Energy Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 4,584
Net realized gain (loss)	(65,446)
Net change in unrealized appreciation (depreciation)	(47,961)
Net increase (decrease) in net assets resulting from operations	$(108,823)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Energy Fund that have been included in Ivy Energy Fund's Statement of Operations since October 16, 2017.

On February 26, 2018, Ivy Balanced Fund acquired all assets and liabilities of Waddell & Reed Advisors Continental Income Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Continental Income Fund, valued at $1,330,568 in total, for shares of the Ivy Balanced Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Continental Income Fund	Ivy Balanced Fund
Class A	80,793	31,255
Class B	260	100
Class C	1,080	419
Class Y of Waddell & Reed Advisors Continental Income Fund into Class I of Ivy Balanced Fund	54,394	21,053

The investment portfolio of Waddell & Reed Advisors Continental Income Fund, with a fair value of $1,313,472 and identified cost of $1,106,204 at February 26, 2018, was the principal asset acquired by Ivy Balanced Fund. For financial reporting purposes, assets received and shares issued by Ivy Balanced Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Continental Income Fund was carried forward to align ongoing reporting of Ivy Balanced Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Continental Income Fund had net assets of $1,330,568, including $207,268 of net unrealized appreciation in value of investments and $6,749 of accumulated net realized losses on investments, which were combined with those of Ivy Balanced Fund. The aggregate net assets of Ivy Balanced Fund and Waddell & Reed Advisors Continental Income Fund immediately before the acquisition were $1,810,875 and $1,330,568, respectively. The aggregate net assets of Ivy Balanced Fund and Waddell & Reed Advisors Continental Income Fund immediately following the acquisition were $3,141,443 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Balanced Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 48,031
Net realized gain (loss)	145,004
Net change in unrealized appreciation (depreciation)	22,029
Net increase (decrease) in net assets resulting from operations	$215,064

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Continental Income Fund that have been included in Ivy Balanced Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Science and Technology Fund acquired all assets and liabilities of Waddell & Reed Advisors Science and Technology Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Science and Technology Fund, valued at $3,731,268 in total, for shares of the Ivy Science and Technology Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Science and Technology Fund	Ivy Science and Technology Fund
Class A	179,159	44,508
Class B	812	157
Class C	1,406	268
Class Y of Waddell & Reed Advisors Science and Technology Fund into Class I of Ivy Science and Technology Fund	37,199	9,636

The investment portfolio of Waddell & Reed Advisors Science and Technology Fund, with a fair value of $3,731,052 and identified cost of $1,713,607 at February 26, 2018, was the principal asset acquired by Ivy Science and Technology Fund. For financial reporting purposes, assets received and shares issued by Ivy Science and Technology Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Science and Technology Fund was carried forward to align ongoing reporting of Ivy Science and Technology Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Science and Technology Fund had net assets of $3,731,268, including $2,017,445 of net unrealized appreciation in value of investments and $293 of accumulated net realized gains on investments, which were combined with those of Ivy Science and Technology Fund. The aggregate net assets of Ivy Science and Technology Fund and Waddell & Reed Advisors Science and Technology Fund immediately before the acquisition were $4,279,702 and $3,731,268, respectively. The aggregate net assets of Ivy Science and Technology Fund and Waddell & Reed Advisors Science and Technology Fund immediately following the acquisition were $8,010,970 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Science and Technology Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ (48,931)
Net realized gain (loss)	875,966
Net change in unrealized appreciation (depreciation)	795,289
Net increase (decrease) in net assets resulting from operations	$1,622,324

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Science and Technology Fund that have been included in Ivy Science and Technology Fund's Statement of Operations since February 26, 2018.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Advantus Real Estate Securities Fund				Ivy Asset Strategy Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	615	$ 15,390	1,944	$ 55,447	14,617	$ 354,511	5,838	$ 122,856
Class B	2	46	24	678	26	592	46	922
Class C	20	510	144	4,105	870	19,210	1,693	33,938
Class E	10	270	38	1,105	147	3,455	194	4,097
Class I	2,115	53,715	9,059	260,845	5,066	120,971	26,993	571,008
Class N	34	910	35	973	87	2,098	604	12,885
Class R	13	316	30	871	262	6,001	621	12,927
Class Y	205	4,988	531	15,402	415	9,709	1,161	24,456
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,024	24,898	1,018	26,334	1,326	31,108	—	—
Class B	12	280	13	323	99	2,178	—	—
Class C	57	1,348	59	1,496	1,205	26,811	—	—
Class E	18	431	14	369	48	1,123	—	—
Class I	873	21,412	735	18,999	816	19,379	—	—
Class N	4	92	10	274	3	64	—	—
Class R	3	79	4	109	50	1,172	—	—
Class Y	517	12,596	516	13,341	219	5,164	—	—
Shares redeemed:								
Class A	(3,173)	(80,507)	(10,732)	(305,675)	(19,989)	(463,977)	(97,094)	(2,039,468)
Class B	(49)	(1,214)	(66)	(1,790)	(3,148)	(68,550)	(7,749)	(154,123)
Class C	(333)	(7,980)	(255)	(6,917)	(36,553)	(813,846)	(114,307)	(2,289,013)
Class E	(39)	(980)	(26)	(733)	(381)	(8,857)	(1,006)	(21,241)
Class I	(3,306)	(84,462)	(2,290)	(63,768)	(23,293)	(535,987)	(97,150)	(2,069,199)
Class N	(127)	(3,453)	(36)	(1,017)	(604)	(14,465)	(563)	(12,093)
Class R	(47)	(1,206)	(26)	(735)	(1,070)	(24,491)	(2,762)	(57,472)
Class Y	(1,315)	(33,956)	(1,375)	(37,525)	(4,197)	(97,153)	(14,846)	(312,587)
Net decrease	(2,867)	$(76,477)	(632)	$ (17,489)	(63,979)	$(1,423,780)	(298,327)	$ (6,172,107)

| | Ivy Balanced Fund | | | | Ivy Energy Fund | | | |
| | Year ended 3-31-18 | | Year ended 3-31-17 | | Year ended 3-31-18 | | Year ended 3-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,930	$ 123,846	9,363	$ 219,911	3,284	$ 38,678	6,118	$ 79,185
Class B	91	2,222	798	18,523	22	228	95	1,161
Class C	1,142	28,064	6,853	159,771	462	4,958	1,540	18,711
Class E	—	—	—	—	—	—	—	—
Class I	5,683	141,027	28,861	672,214	8,226	99,568	13,750	184,444
Class N	557	13,931	291	6,841	487	5,934	792	10,642
Class R	85	2,119	185	4,367	665	7,867	1,092	14,314
Class Y	232	5,744	1,032	24,290	2,325	26,232	3,569	48,220
Shares issued in connection with merger								
Class A	31,254	787,218	—	—	10,936	122,408	—	—
Class B	100	2,492	—	—	28	281	—	—
Class C	419	10,458	—	—	192	1,999	—	—
Class E	—	—	—	—	—	—	—	—
Class I	21,053	530,401	—	—	6,842	79,612	—	—
Class N	—	—	—	—	—	—	—	—
Class R	—	—	—	—	—	—	—	—
Class Y	—	—	—	—	—	—	—	—
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,075	26,512	775	18,249	59	675	—	—
Class B	79	1,933	49	1,150	—	—	—	—
Class C	783	19,160	503	11,750	—	—	—	—
Class E	—*	9	—*	2	—*	1	—	—
Class I	1,036	25,548	690	16,284	119	1,404	—	—
Class N	20	490	11	253	3	34	—	—
Class R	20	487	10	244	3	32	—	—
Class Y	72	1,774	82	1,939	14	162	—	—
Shares redeemed:								
Class A	(10,125)	(251,446)	(38,939)	(909,674)	(7,827)	(90,276)	(12,173)	(154,744)
Class B	(1,077)	(26,452)	(1,185)	(27,833)	(160)	(1,677)	(116)	(1,373)
Class C	(11,908)	(294,231)	(17,117)	(402,578)	(3,189)	(34,412)	(2,372)	(29,004)
Class E	—	—	—	—	—	—	—	—
Class I	(13,319)	(331,140)	(18,097)	(429,246)	(9,464)	(113,106)	(5,126)	(69,280)
Class N	(595)	(14,941)	(116)	(2,754)	(991)	(11,796)	(313)	(4,201)
Class R	(137)	(3,410)	(197)	(4,683)	(743)	(8,597)	(883)	(11,675)
Class Y	(1,822)	(45,334)	(3,621)	(85,832)	(2,733)	(32,510)	(3,456)	(46,422)
Net increase (decrease)	29,648	$756,481	(29,769)	$(706,812)	8,560	$ 97,699	2,517	$ 39,978

* *Not shown due to rounding.*

	Ivy LaSalle Global Real Estate Fund				Ivy LaSalle Global Risk-Managed Real Estate Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	158	$ 1,662	450	$ 4,678	244	$ 2,637	4,447	$49,992
Class B	—	—	4	42	1	7	29	334
Class C	4	46	31	321	13	136	536	6,071
Class I	6,458	67,215	2,332	23,824	3,676	39,868	7,668	84,172
Class N	4,946	51,614	—	—	40	428	—	—
Class R	1	8	1	13	217	2,331	22	251
Class Y	1	10	7	78	30	318	535	6,150
Shares issued in reinvestment of distributions to shareholders:								
Class A	14	154	52	528	10	107	238	2,576
Class B	—*	1	—*	1	—	—	2	17
Class C	1	5	1	7	—*	3	13	141
Class I	42	456	16	158	45	523	135	1,409
Class N	53	569	—	—	—	—	—	—
Class R	—	—	—	—	1	6	—	—
Class Y	—	—	—*	1	1	8	5	51
Shares redeemed:								
Class A	(495)	(5,201)	(2,127)	(21,684)	(2,173)	(23,615)	(7,037)	(77,168)
Class B	(7)	(67)	(4)	(41)	(10)	(106)	(36)	(386)
Class C	(20)	(208)	(26)	(270)	(364)	(3,905)	(171)	(1,827)
Class I	(5,769)	(60,463)	(676)	(6,981)	(3,985)	(43,018)	(2,879)	(31,690)
Class N	(2,097)	(22,655)	—	—	(8)	(80)	—	—
Class R	(1)	(10)	—*	(2)	(28)	(298)	(4)	(39)
Class Y	(2)	(26)	(22)	(229)	(70)	(753)	(433)	(4,993)
Net increase (decrease)	3,287	$ 33,110	39	$ 444	(2,360)	$(25,403)	3,070	$ 35,061

* Not shown due to rounding.

| | Ivy Natural Resources Fund | | | | Ivy Science and Technology Fund | | | |
| | Year ended 3-31-18 | | Year ended 3-31-17 | | Year ended 3-31-18 | | Year ended 3-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,409	$ 52,780	2,526	$ 35,828	3,894	$ 254,320	3,424	$ 168,361
Class B	6	74	26	312	44	2,321	68	2,863
Class C	174	2,116	439	5,259	782	43,348	1,021	44,274
Class E	34	508	69	1,026	73	4,644	82	4,083
Class I	2,070	31,343	9,500	136,570	7,130	509,393	12,351	658,557
Class N	181	2,650	181	2,741	473	33,135	734	38,993
Class R	260	3,732	593	8,413	660	41,452	513	25,118
Class Y	262	3,942	506	7,433	2,126	134,776	2,220	116,203
Shares issued in connection with merger:								
Class A	N/A	N/A	N/A	N/A	44,508	2,994,242	N/A	N/A
Class B	N/A	N/A	N/A	N/A	157	8,730	N/A	N/A
Class C	N/A	N/A	N/A	N/A	268	15,505	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	9,636	712,791	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	14	212	1,027	65,446	—	—
Class B	—	—	—	—	53	2,815	—	—
Class C	—	—	—	—	774	42,510	—	—
Class E	—	—	1	22	32	2,001	—	—
Class I	—	—	57	926	1,136	79,582	—	—
Class N	—	—	4	71	84	5,915	—	—
Class R	—	—	—	—	128	7,953	—	—
Class Y	—	—	6	100	492	33,099	—	—
Shares redeemed:								
Class A	(6,063)	(87,933)	(13,419)	(185,253)	(6,034)	(388,285)	(23,945)	(1,165,345)
Class B	(302)	(3,689)	(371)	(4,522)	(357)	(18,884)	(402)	(16,794)
Class C	(5,061)	(64,358)	(2,764)	(33,166)	(4,831)	(269,875)	(7,661)	(332,575)
Class E	(62)	(906)	(84)	(1,230)	(60)	(3,787)	(84)	(4,134)
Class I	(4,406)	(66,459)	(5,210)	(77,678)	(8,240)	(577,154)	(17,919)	(962,281)
Class N	(442)	(6,716)	(382)	(5,661)	(1,037)	(73,636)	(525)	(28,719)
Class R	(642)	(9,263)	(768)	(10,820)	(714)	(44,997)	(975)	(47,192)
Class Y	(659)	(9,865)	(1,019)	(14,998)	(5,415)	(368,860)	(6,875)	(359,516)
Net increase (decrease)	(11,241)	$(152,044)	(10,095)	$(134,415)	46,789	$3,248,500	(37,973)	$(1,858,104)

12. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Advantus Real Estate Securities Fund	$ 382,117	$ 99,571	$ 6,545	$ 93,026
Ivy Asset Strategy Fund	3,288,308	662,074	646,602	15,472
Ivy Balanced Fund	2,610,702	454,203	64,275	389,928
Ivy Energy Fund	503,995	119,519	26,921	92,598
Ivy LaSalle Global Real Estate Fund	66,928	3,199	2,545	654
Ivy LaSalle Global Risk-Managed Real Estate Fund	87,850	4,390	4,451	(61)
Ivy Natural Resources Fund	522,441	81,897	58,993	22,904
Ivy Science and Technology Fund	3,947,357	3,927,106	159,352	3,767,754

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2018 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Advantus Real Estate Securities Fund	$ 1,514	$ 3,937	$—	$ —	$ —
Ivy Asset Strategy Fund	11,718	100,103	—	—	—
Ivy Balanced Fund	2,962	87,104	—	—	—
Ivy Energy Fund	—	—	—	—	1,522
Ivy LaSalle Global Real Estate Fund	1,496	—	—	—	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	2,512	—	—	—	—
Ivy Natural Resources Fund	678	—	—	—	—
Ivy Science and Technology Fund	—	420,138	—	23,568	17,432

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2018 and 2017 were as follows:

Fund	March 31, 2018		March 31, 2017	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Advantus Real Estate Securities Fund	$ 7,416	$ 56,076	$12,802	$49,890
Ivy Asset Strategy Fund	28,544	67,045	—	—
Ivy Balanced Fund	36,899	48,390	28,198	28,965
Ivy Energy Fund	2,469	—	—	—
Ivy LaSalle Global Real Estate Fund	1,203	35	638	137
Ivy LaSalle Global Risk-Managed Real Estate Fund	647	101	3,629	1,360
Ivy Natural Resources Fund	—	—	1,442	—
Ivy Science and Technology Fund	13,115	253,581	—	—

(1) Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2018, the capital loss carryovers were as follows:

Fund	Post-Enactment	
	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Advantus Real Estate Securities Fund	$ —	$ —
Ivy Asset Strategy Fund	—	—
Ivy Balanced Fund	—	—
Ivy Energy Fund	90,104	86,827
Ivy LaSalle Global Real Estate Fund	—	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	920	1,153
Ivy Natural Resources Fund	281,522	337,187
Ivy Science and Technology Fund	—	—

Waddell & Reed Advisors Energy Fund was merged into Ivy Energy Fund as of October 16, 2017. (See Note 10) At the time of the merger, Waddell & Reed Advisors Energy Fund had capital loss carryovers available to offset future gains of the Ivy Energy Fund. These carryovers are annually limited to $3,780 plus any unused limitations from prior years and any built in gains realized.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, merger expenses and expiring capital loss carryovers. At March 31, 2018, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy Advantus Real Estate Securities Fund	$ (2,723)	$ 2,723	$ —
Ivy Asset Strategy Fund	17,611	337,390	(355,001)
Ivy Balanced Fund	606	(412)	(194)
Ivy Energy Fund	740	11,044	(11,784)
Ivy LaSalle Global Real Estate Fund	199	(199)	—*
Ivy LaSalle Global Risk-Managed Real Estate Fund	902	(868)	(34)
Ivy Natural Resources Fund	5,930	1,523,291	(1,529,221)
Ivy Science and Technology Fund	39,019	(38,814)	(205)

* Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Advantus Real Estate Securities Fund, Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy LaSalle Global Risk-Managed Real Estate Fund, Ivy Natural Resources Fund, and Ivy Science and Technology Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of March 31, 2018, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2018, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
May 21, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2018:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Advantus Real Estate Securities Fund	$ —	$ —
Ivy Asset Strategy Fund	26,650,124	28,543,990
Ivy Balanced Fund	26,222,419	32,898,089
Ivy Energy Fund	2,469,421	2,469,421
Ivy LaSalle Global Real Estate Fund	—	—
Ivy LaSalle Global Risk-Managed Real Estate Fund	—	—
Ivy Natural Resources Fund	—	—
Ivy Science and Technology Fund	12,522,104	13,114,929

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Advantus Real Estate Securities Fund	$ 56,075,998[1]
Ivy Asset Strategy Fund	67,045,270
Ivy Balanced Fund	48,389,824
Ivy Energy Fund	—
Ivy LaSalle Global Real Estate Fund	36,048
Ivy LaSalle Global Risk-Managed Real Estate Fund	101,310[2]
Ivy Natural Resources Fund	—
Ivy Science and Technology Fund	253,580,936

(1) Of this amount $1,116,053 is Unrecaptured Section 1250 Gain.
(2) Of this amount $42,186 is Unrecaptured Section 1250 Gain.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

BOARD OF TRUSTEES AND OFFICERS

Each of the individuals listed below serves as a trustee for the Trust (50 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (29 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial AgApplicator) (1982 to present).	89	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	89	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	89	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	89	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to 2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, IVH; Trustee/Chairman, NextShares; Trustee/ Chairman, InvestEd; Trustee/Chairman Ivy VIP.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	89	Director, Thomas Foundation for Cancer Research (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	89	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	89	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	89	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Formerly Chairman, WDR (2010 to 2018); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	89	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and WRI (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Senior Vice President, WRI (2018 to present); Senior Vice President, Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006 to 2017); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief	2008	2006	Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present).
	Compliance Officer	2008	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, WRI and IDI (2017 to present); Vice President of WRI and IDI (2010 to 2016).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION IVY FUNDS

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS: IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

DOMESTIC EQUITY FUNDS

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

GLOBAL/INTERNATIONAL FUNDS

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

INDEX FUNDS

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

SPECIALITY FUNDS

Ivy Advantus Real Estate Securities Fund

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Wilshire Global Allocation Fund

FIXED INCOME FUNDS

Ivy Advantus Bond Fund

Ivy Apollo Strategic Income Fund

Ivy Bond Fund

Ivy California Municipal High Income Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Money Market Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

MONEY MARKET FUND

Ivy Cash Management Fund

1.800.777.6472
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.

IVY INVESTMENTS®

Annual Report

MARCH 31, 2018

					Ticker				
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
IVY FUNDS									
Ivy Advantus Bond Fund	IBOAX	IBOBX	IBOCX	IVBEX	IVBIX	IBNDX	IYBDX		IBOYX
Ivy Core Equity Fund	WCEAX	WCEBX	WTRCX	ICFEX	ICIEX	ICEQX	IYCEX		WCEYX
Ivy Cundill Global Value Fund	ICDAX	ICDBX	ICDCX	ICVEX	ICVIX	ICNGX	IYCUX		ICDYX
Ivy Emerging Markets Equity Fund	IPOAX	IPOBX	IPOCX	IPOEX	IPOIX	IMEGX	IYPCX	IPOTX	IPOYX
Ivy European Opportunities Fund	IEOAX	IEOBX	IEOCX	IVEOX	IEOIX	IEURX	IYEUX		IEOYX
Ivy Global Bond Fund	IVSAX	IVSBX	IVSCX		IVSIX	IVBDX	IYGOX		IVSYX
Ivy Global Equity Income Fund	IBIAX	IBIBX	IBICX	IBIEX	IBIIX	IICNX	IYGEX		IBIYX
Ivy Global Growth Fund	IVINX	IVIBX	IVNCX	IIGEX	IGIIX	ITGRX	IYIGX		IVIYX
Ivy Global Income Allocation Fund	IVBAX	IVBBX	IVBCX	IIBEX	IIBIX	ILIAX	IYGBX		IVBYX
Ivy Government Money Market Fund	WRAXX	WRBXX	WRCXX	IVEXX		WRNXX			
Ivy High Income Fund	WHIAX	WHIBX	WRHIX	IVHEX	IVHIX	IHIFX	IYHIX	WHITX	WHIYX
Ivy International Core Equity Fund	IVIAX	IIFBX	IVIFX	IICEX	ICEIX	IINCX	IYITX	IICTX	IVVYX
Ivy Large Cap Growth Fund	WLGAX	WLGBX	WLGCX	ILCEX	IYGIX	ILGRX	WLGRX		WLGYX
Ivy Limited-Term Bond Fund	WLTAX	WLTBX	WLBCX	IVLEX	ILTIX	ILMDX	IYLTX		WLTYX
Ivy Managed International Opportunities Fund	IVTAX	IVTBX	IVTCX	IVTEX	IVTIX	IVTNX	IYMGX		IVTYX
Ivy Micro Cap Growth Fund	IGWAX	IGWBX	IGWCX		IGWIX	IMIGX	IYMRX		IGWYX
Ivy Mid Cap Growth Fund	WMGAX	WMGBX	WMGCX	IMCEX	IYMIX	IGRFX	WMGRX		WMGYX
Ivy Mid Cap Income Opportunities Fund	IVOAX		IVOCX	IVOEX	IVOIX	IVOSX	IVORX		IVOYX
Ivy Municipal Bond Fund	WMBAX	WMBBX	WMBCX		IMBIX	IMBNX			WMBYX
Ivy Municipal High Income Fund	IYIAX	IYIBX	IYICX		WYMHX	IYINX			IYIYX
Ivy Small Cap Core Fund	IYSAX	IYSBX	IYSCX	IYVIX	IVVIX	ISPVX	IYSMX	IYCTX	IYSYX
Ivy Small Cap Growth Fund	WSGAX	WSGBX	WRGCX	ISGEX	IYSIX	IRGFX	WSGRX	IYSTX	WSCYX
Ivy Tax-Managed Equity Fund	IYEAX	IYEBX	IYECX		WYTMX	IYENX			IYEYX
Ivy Value Fund	IYVAX	IYVBX	IYVCX	IVVEX	IYAIX	IVALX	IYVLX		IYVYX

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS IVY FUNDS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Philip J. Sanders, CFA

MARCH 31 2018 (UNAUDITED)

Dear Shareholder,

Growth in global gross domestic product (GDP) in 2017 reached the fastest rate in six years and the global economy entered 2018 with strong momentum, bolstering hopes of continued positive gains in financial markets. Then market volatility returned with a vengeance, while the U.S. escalated trade disputes with key partners. What's next for investors?

While we remain positive on the economy and do not foresee a recession over the next 12 months, we believe that increased volatility is here to stay. It appears that markets will continue to grapple with the implications of several factors, including gradually rising interest rates, rising inflation and trade frictions.

In the U.S., tax cuts, deregulation and solid economic fundamentals are likely to boost GDP growth this year. See the table for a fiscal year-over-year comparison of some common market metrics.

We believe the tax cuts that took effect this year will add a few tenths to the growth rate of an economy that already was improving. We think spending on capital equipment will continue to recover on the back of deregulation and rising business confidence, as well as incentives included in the tax cut package.

GDP growth in the eurozone improved in 2017, and we believe will continue to perform well this year. Employment is recovering and consumer income is beginning to rise in some countries, which is likely to support consumer spending. Emerging market economies continue to benefit from strong growth in developed markets and low interest rates globally. Global monetary policy is likely to continue to move away from the ultra-accommodative stance that central banks adopted in response to the global financial crisis.

Our biggest concern coming into 2018 was related to global trade. Slow progress in renegotiations on the North American Free Trade Agreement (NAFTA), the U.S. announcement of tariffs on steel and aluminum imports, as well as a range of Chinese goods have sparked fears about potential trade disputes. We believe that policymakers will eventually seek compromises on these issues to avoid disrupting the current economic recovery.

While we remain aware of risks, we believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	3/31/2018	3/31/2017
S&P 500 Index	2,640.87	2,362.72
MSCI EAFE Index	2,005.67	1,792.98
10-Year Treasury Yield	2.74%	2.40%
U.S. unemployment rate	4.1%	4.5%
30-year fixed mortgage rate	4.44%	4.14%
Oil price per barrel	$ 64.94	$ 50.60

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Advantus Bond Fund							
Class A	$1,000	$994.70	$5.19	$1,000	$1,019.77	$5.25	1.04%
Class B**	$1,000	$990.50	$9.36	$1,000	$1,015.49	$9.47	1.89%
Class C	$1,000	$991.00	$8.86	$1,000	$1,016.06	$8.97	1.78%
Class E	$1,000	$994.80	$5.09	$1,000	$1,019.84	$5.15	1.02%
Class I	$1,000	$997.20	$2.70	$1,000	$1,022.23	$2.73	0.54%
Class N	$1,000	$997.20	$2.70	$1,000	$1,022.23	$2.73	0.54%
Class R	$1,000	$993.80	$6.38	$1,000	$1,018.50	$6.46	1.29%
Class Y	$1,000	$995.20	$4.69	$1,000	$1,020.19	$4.75	0.95%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$1,074.30	$ 5.29	$1,000	$ 1,019.81	$ 5.15	1.03%
Class B**	$1,000	$1,067.90	$10.86	$1,000	$ 1,014.43	$10.58	2.11%
Class C	$1,000	$1,069.60	$ 9.52	$1,000	$ 1,015.73	$ 9.27	1.85%
Class E	$1,000	$1,073.90	$ 5.81	$1,000	$ 1,019.34	$ 5.65	1.12%
Class I	$1,000	$1,075.00	$ 4.25	$1,000	$1,020.87	$ 4.14	0.81%
Class N	$1,000	$1,075.80	$ 3.32	$1,000	$ 1,021.70	$ 3.23	0.65%
Class R	$1,000	$1,072.30	$ 7.15	$1,000	$ 1,018.00	$ 6.96	1.39%
Class Y	$1,000	$1,074.90	$ 4.25	$1,000	$ 1,020.80	$ 4.14	0.83%
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,006.10	$ 7.92	$1,000	$ 1,017.05	$ 7.97	1.58%
Class B**	$1,000	$ 998.80	$14.69	$1,000	$ 1,010.23	$14.78	2.95%
Class C	$1,000	$1,002.40	$ 11.01	$1,000	$ 1,013.98	$11.08	2.20%
Class I	$1,000	$1,007.50	$ 5.72	$1,000	$ 1,019.19	$ 5.75	1.15%
Class N	$1,000	$1,008.60	$ 5.02	$1,000	$ 1,019.94	$ 5.05	1.00%
Class R	$1,000	$1,005.00	$ 8.62	$1,000	$ 1,016.37	$ 8.67	1.72%
Class Y	$1,000	$1,006.90	$ 7.02	$1,000	$ 1,017.97	$ 7.06	1.40%
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,080.60	$ 7.28	$1,000	$ 1,017.93	$ 7.06	1.40%
Class B**	$1,000	$1,076.00	$12.04	$1,000	$ 1,013.37	$11.68	2.32%
Class C	$1,000	$ 1,077.30	$10.91	$1,000	$ 1,014.44	$10.58	2.10%
Class E***	$1,000	$1,081.90	$ 6.14	$1,000	$ 1,019.01	$ 5.96	1.19%
Class I	$1,000	$1,083.20	$ 5.10	$1,000	$1,020.00	$ 4.95	0.99%
Class N	$1,000	$1,083.30	$ 4.90	$1,000	$1,020.23	$ 4.75	0.94%
Class R	$1,000	$1,079.20	$ 8.73	$1,000	$ 1,016.52	$ 8.47	1.69%
Class T	$1,000	$1,081.90	$ 6.25	$1,000	$ 1,018.98	$ 6.06	1.19%
Class Y	$1,000	$ 1,081.10	$ 6.97	$1,000	$ 1,018.24	$ 6.76	1.34%
Ivy European Opportunities Fund							
Class A	$1,000	$1,008.40	$ 8.13	$1,000	$ 1,016.81	$ 8.17	1.63%
Class B**	$1,000	$1,003.60	$13.22	$1,000	$ 1,011.74	$13.28	2.65%
Class C	$1,000	$1,005.20	$ 11.53	$1,000	$ 1,013.41	$11.58	2.31%
Class E***	$1,000	$ 1,010.30	$ 6.43	$1,000	$ 1,018.50	$ 6.46	1.29%
Class I	$1,000	$1,010.90	$ 5.93	$1,000	$ 1,018.99	$ 5.96	1.19%
Class N	$1,000	$ 1,011.50	$ 5.13	$1,000	$ 1,019.81	$ 5.15	1.03%
Class R	$1,000	$1,008.00	$ 8.84	$1,000	$ 1,016.09	$ 8.87	1.77%
Class Y	$1,000	$1,009.50	$ 7.23	$1,000	$ 1,017.78	$ 7.26	1.43%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Global Bond Fund							
Class A	$1,000	$ 996.80	$ 5.09	$1,000	$ 1,019.88	$ 5.15	1.01%[4]
Class B**	$1,000	$ 994.10	$ 8.77	$1,000	$ 1,016.13	$ 8.87	1.76%[5]
Class C	$1,000	$ 993.10	$ 8.67	$1,000	$ 1,016.19	$ 8.77	1.75%[5]
Class I	$1,000	$ 998.00	$ 3.80	$1,000	$ 1,021.12	$ 3.84	0.76%[6]
Class N	$1,000	$ 998.20	$ 3.70	$1,000	$ 1,021.22	$ 3.74	0.74%
Class R	$1,000	$ 995.40	$ 7.38	$1,000	$ 1,017.52	$ 7.46	1.49%
Class Y	$1,000	$ 997.80	$ 4.99	$1,000	$ 1,019.89	$ 5.05	1.01%[7]
Ivy Global Equity Income Fund							
Class A	$1,000	$ 1,030.10	$ 6.50	$1,000	$ 1,018.51	$ 6.46	1.29%
Class B**	$1,000	$1,026.80	$10.03	$1,000	$ 1,015.00	$ 9.97	1.99%
Class C	$1,000	$1,026.80	$ 9.63	$1,000	$ 1,015.40	$ 9.57	1.91%
Class E****	$1,000	$ 966.00	$ 1.08	$1,000	$1,023.84	$ 1.11	1.17%
Class I	$1,000	$ 1,031.70	$ 5.08	$1,000	$1,019.95	$ 5.05	1.00%
Class N	$1,000	$1,032.50	$ 4.27	$1,000	$1,020.70	$ 4.24	0.85%
Class R	$1,000	$1,028.40	$ 8.01	$1,000	$ 1,017.07	$ 7.97	1.58%
Class Y	$1,000	$1,030.70	$ 6.19	$1,000	$ 1,018.83	$ 6.16	1.22%
Ivy Global Growth Fund							
Class A	$1,000	$ 1,071.40	$ 7.04	$1,000	$ 1,018.13	$ 6.86	1.36%
Class B**	$1,000	$1,066.60	$ 11.78	$1,000	$ 1,013.50	$ 11.48	2.29%
Class C	$1,000	$1,066.90	$ 11.26	$1,000	$ 1,014.00	$10.98	2.19%
Class E***	$1,000	$1,072.30	$ 6.11	$1,000	$ 1,019.02	$ 5.96	1.18%
Class I	$1,000	$1,072.70	$ 5.91	$1,000	$ 1,019.26	$ 5.75	1.14%[8]
Class N	$1,000	$1,073.80	$ 4.77	$1,000	$1,020.30	$ 4.65	0.93%
Class R	$1,000	$1,069.90	$ 8.59	$1,000	$ 1,016.59	$ 8.37	1.67%
Class Y	$1,000	$ 1,071.60	$ 6.94	$1,000	$ 1,018.20	$ 6.76	1.35%
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,007.70	$ 6.22	$1,000	$ 1,018.73	$ 6.26	1.24%
Class B**	$1,000	$1,002.90	$10.62	$1,000	$ 1,014.35	$10.68	2.12%
Class C	$1,000	$1,003.70	$ 9.52	$1,000	$ 1,015.45	$ 9.57	1.90%
Class E	$1,000	$1,007.30	$ 6.52	$1,000	$ 1,018.40	$ 6.56	1.31%
Class I	$1,000	$1,009.10	$ 4.72	$1,000	$1,020.26	$ 4.75	0.94%
Class N	$1,000	$1,009.90	$ 3.92	$1,000	$1,021.06	$ 3.94	0.78%
Class R	$1,000	$1,006.30	$ 7.62	$1,000	$ 1,017.34	$ 7.67	1.52%
Class Y	$1,000	$1,007.90	$ 5.82	$1,000	$1,019.09	$ 5.86	1.17%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Government Money Market Fund							
Class A	$1,000	$1,004.50	$ 2.51	$1,000	$1,022.39	$ 2.53	0.51%
Class B**	$1,000	$1,000.00	$ 6.90	$1,000	$1,018.00	$ 6.96	1.39%
Class C	$1,000	$1,000.10	$ 6.90	$1,000	$ 1,018.01	$ 6.96	1.39%
Class E	$1,000	$1,004.10	$ 3.01	$1,000	$1,021.96	$ 3.03	0.60%
Class N	$1,000	$1,005.10	$ 1.90	$1,000	$1,023.00	$ 1.92	0.39%
Ivy High Income Fund							
Class A	$1,000	$ 1,015.70	$ 4.84	$1,000	$1,020.18	$ 4.85	0.95%
Class B**	$1,000	$ 1,011.80	$ 8.55	$1,000	$1,016.38	$ 8.57	1.71%
Class C	$1,000	$1,012.00	$ 8.35	$1,000	$ 1,016.61	$ 8.37	1.67%
Class E	$1,000	$1,014.60	$ 5.34	$1,000	$1,019.59	$ 5.35	1.07%
Class I	$1,000	$1,016.80	$ 3.63	$1,000	$ 1,021.34	$ 3.64	0.72%
Class N	$1,000	$ 1,017.60	$ 2.82	$1,000	$ 1,022.12	$ 2.83	0.56%
Class R	$1,000	$1,013.90	$ 6.55	$1,000	$ 1,018.43	$ 6.56	1.30%
Class T	$1,000	$ 1,016.20	$ 4.13	$1,000	$1,020.85	$ 4.14	0.82%
Class Y	$1,000	$ 1,015.70	$ 4.84	$1,000	$1,020.18	$ 4.85	0.95%
Ivy International Core Equity Fund							
Class A	$1,000	$1,029.30	$ 6.29	$1,000	$ 1,018.73	$ 6.26	1.24%
Class B**	$1,000	$1,025.30	$10.43	$1,000	$ 1,014.64	$10.38	2.06%
Class C	$1,000	$1,026.00	$ 9.72	$1,000	$ 1,015.31	$ 9.67	1.93%
Class E	$1,000	$1,029.80	$ 6.39	$1,000	$ 1,018.64	$ 6.36	1.26%
Class I	$1,000	$ 1,031.10	$ 4.77	$1,000	$1,020.26	$ 4.75	0.94%
Class N	$1,000	$ 1,031.40	$ 3.96	$1,000	$1,021.00	$ 3.94	0.79%
Class R	$1,000	$1,028.30	$ 7.71	$1,000	$ 1,017.30	$ 7.67	1.53%
Class T	$1,000	$1,030.90	$ 5.18	$1,000	$1,019.80	$ 5.15	1.03%
Class Y	$1,000	$1,030.20	$ 5.99	$1,000	$1,019.06	$ 5.96	1.18%
Ivy Large Cap Growth Fund							
Class A	$1,000	$ 1,104.30	$ 5.89	$1,000	$ 1,019.38	$ 5.65	1.11%
Class B**	$1,000	$1,099.60	$10.29	$1,000	$ 1,015.10	$ 9.87	1.97%
Class C	$1,000	$ 1,100.40	$ 9.66	$1,000	$ 1,015.70	$ 9.27	1.85%
Class E	$1,000	$ 1,104.00	$ 6.00	$1,000	$ 1,019.24	$ 5.75	1.14%
Class I	$1,000	$ 1,106.30	$ 4.53	$1,000	$1,020.59	$ 4.34	0.87%
Class N	$1,000	$ 1,106.70	$ 3.69	$1,000	$ 1,021.44	$ 3.54	0.70%
Class R	$1,000	$ 1,103.30	$ 7.57	$1,000	$ 1,017.74	$ 7.26	1.44%
Class Y	$1,000	$ 1,105.10	$ 5.47	$1,000	$ 1,019.74	$ 5.25	1.04%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-17	Actual[1] Ending Account Value 3-31-18	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-17	Hypothetical[2] Ending Account Value 3-31-18	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Limited-Term Bond Fund							
Class A	$1,000	$ 990.20	$ 4.48	$1,000	$1,020.44	$ 4.55	0.90%
Class B**	$1,000	$ 985.90	$ 8.74	$1,000	$ 1,016.10	$ 8.87	1.77%
Class C	$1,000	$ 986.40	$ 8.24	$1,000	$1,016.65	$ 8.37	1.66%
Class E	$1,000	$ 989.80	$ 4.88	$1,000	$1,020.04	$ 4.95	0.98%
Class I	$1,000	$ 991.40	$ 3.29	$1,000	$1,021.63	$ 3.34	0.66%
Class N	$1,000	$ 992.20	$ 2.49	$1,000	$1,022.39	$ 2.53	0.51%
Class R	$1,000	$ 988.40	$ 6.26	$1,000	$ 1,018.61	$ 6.36	1.27%
Class Y	$1,000	$ 990.20	$ 4.48	$1,000	$1,020.44	$ 4.55	0.90%
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$1,035.90	$ 2.44	$1,000	$1,022.49	$ 2.43	0.49%
Class B**	$1,000	$1,033.00	$ 7.12	$1,000	$ 1,017.95	$ 7.06	1.40%
Class C	$1,000	$1,032.90	$ 6.40	$1,000	$1,018.60	$ 6.36	1.27%
Class E***	$1,000	$1,036.50	$ 1.93	$1,000	$1,022.98	$ 1.92	0.39%
Class I	$1,000	$ 1,038.10	$ 0.82	$1,000	$ 1,024.13	$ 0.81	0.16%
Class N	$1,000	$1,038.20	$ 0.71	$1,000	$1,024.20	$ 0.71	0.15%
Class R	$1,000	$1,034.90	$ 3.36	$1,000	$1,021.66	$ 3.34	0.66%
Class Y	$1,000	$1,036.70	$ 1.93	$1,000	$1,023.03	$ 1.92	0.38%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,050.50	$ 8.30	$1,000	$1,016.82	$ 8.17	1.63%
Class B**	$1,000	$ 1,045.10	$13.09	$1,000	$ 1,012.12	$12.88	2.57%
Class C	$1,000	$1,046.00	$ 12.17	$1,000	$ 1,012.99	$11.98	2.40%
Class I	$1,000	$1,052.30	$ 6.46	$1,000	$ 1,018.61	$ 6.36	1.27%
Class N	$1,000	$1,052.70	$ 5.95	$1,000	$ 1,019.17	$ 5.86	1.16%
Class R	$1,000	$1,049.20	$ 9.43	$1,000	$ 1,015.74	$ 9.27	1.84%
Class Y	$1,000	$1,051.20	$ 7.69	$1,000	$ 1,017.45	$ 7.57	1.50%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$ 1,121.60	$ 6.90	$1,000	$ 1,018.40	$ 6.56	1.31%
Class B**	$1,000	$ 1,117.70	$10.91	$1,000	$ 1,014.59	$10.38	2.07%
Class C	$1,000	$ 1,117.20	$10.59	$1,000	$ 1,014.91	$10.07	2.01%
Class E	$1,000	$ 1,121.80	$ 6.90	$1,000	$ 1,018.48	$ 6.56	1.29%
Class I	$1,000	$ 1,123.10	$ 5.41	$1,000	$ 1,019.82	$ 5.15	1.02%
Class N	$1,000	$ 1,123.50	$ 4.57	$1,000	$ 1,020.61	$ 4.34	0.87%
Class R	$1,000	$ 1,119.80	$ 8.48	$1,000	$ 1,016.90	$ 8.07	1.61%
Class Y	$1,000	$ 1,121.80	$ 6.58	$1,000	$ 1,018.68	$ 6.26	1.25%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$1,068.90	$ 6.93	$1,000	$ 1,018.20	$ 6.76	1.35%
Class C	$1,000	$1,065.20	$10.64	$1,000	$ 1,014.62	$10.38	2.07%
Class E	$1,000	$1,069.70	$ 6.11	$1,000	$ 1,019.02	$ 5.96	1.19%
Class I	$1,000	$1,070.40	$ 5.38	$1,000	$ 1,019.70	$ 5.25	1.05%
Class N	$1,000	$ 1,070.10	$ 4.86	$1,000	$1,020.21	$ 4.75	0.95%
Class R	$1,000	$1,066.40	$ 8.68	$1,000	$ 1,016.52	$ 8.47	1.69%
Class Y	$1,000	$1,068.10	$ 6.93	$1,000	$ 1,018.20	$ 6.76	1.35%
Ivy Municipal Bond Fund							
Class A	$1,000	$ 998.90	$ 4.20	$1,000	$1,020.72	$ 4.24	0.84%[9]
Class B**	$1,000	$ 993.70	$ 8.57	$1,000	$ 1,016.33	$ 8.67	1.72%
Class C	$1,000	$ 993.80	$ 8.47	$1,000	$ 1,016.39	$ 8.57	1.71%
Class I	$1,000	$ 998.60	$ 3.60	$1,000	$ 1,021.29	$ 3.64	0.73%[10]
Class N	$1,000	$1,000.00	$ 2.90	$1,000	$1,022.02	$ 2.93	0.58%
Class Y	$1,000	$ 998.40	$ 4.40	$1,000	$ 1,020.58	$ 4.45	0.87%[11]
Ivy Municipal High Income Fund							
Class A	$1,000	$ 1,012.40	$ 4.43	$1,000	$1,020.57	$ 4.45	0.88%
Class B**	$1,000	$1,008.30	$ 8.13	$1,000	$ 1,016.85	$ 8.17	1.62%
Class C	$1,000	$1,008.50	$ 7.93	$1,000	$ 1,017.06	$ 7.97	1.58%
Class I	$1,000	$ 1,013.60	$ 3.42	$1,000	$ 1,021.53	$ 3.44	0.68%
Class N	$1,000	$ 1,014.30	$ 2.82	$1,000	$1,022.09	$ 2.83	0.57%
Class Y	$1,000	$ 1,012.50	$ 4.53	$1,000	$ 1,020.44	$ 4.55	0.88%
Ivy Small Cap Core Fund							
Class A	$1,000	$1,002.40	$ 7.21	$1,000	$ 1,017.70	$ 7.26	1.45%
Class B**	$1,000	$ 998.00	$11.59	$1,000	$ 1,013.38	$11.68	2.32%
Class C	$1,000	$ 998.90	$10.59	$1,000	$ 1,014.33	$10.68	2.13%
Class E***	$1,000	$ 1,003.10	$ 5.91	$1,000	$ 1,019.02	$ 5.96	1.19%
Class I	$1,000	$1,003.80	$ 5.41	$1,000	$ 1,019.49	$ 5.45	1.09%
Class N	$1,000	$1,004.70	$ 4.71	$1,000	$1,020.24	$ 4.75	0.94%
Class R	$1,000	$1,000.60	$ 8.30	$1,000	$ 1,016.58	$ 8.37	1.67%
Class T	$1,000	$1,003.50	$ 5.91	$1,000	$ 1,019.01	$ 5.96	1.19%
Class Y	$1,000	$1,002.60	$ 6.71	$1,000	$ 1,018.21	$ 6.76	1.35%

See footnotes on page 11.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	Beginning Account Value 9-30-17	Ending Account Value 3-31-18	Expenses Paid During Period*	
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,102.00	$ 7.04	$1,000	$1,018.24	$ 6.76	1.34%
Class B**	$1,000	$ 1,097.10	$ 11.74	$1,000	$1,013.78	$11.28	2.24%
Class C	$1,000	$1,098.20	$10.81	$1,000	$1,014.65	$10.38	2.06%
Class E	$1,000	$1,102.30	$ 7.04	$1,000	$ 1,018.21	$ 6.76	1.35%[12]
Class I	$1,000	$1,103.80	$ 5.58	$1,000	$1,019.62	$ 5.35	1.06%
Class N	$1,000	$1,104.80	$ 4.74	$1,000	$1,020.44	$ 4.55	0.90%
Class R	$1,000	$1,100.40	$ 8.61	$1,000	$1,016.74	$ 8.27	1.64%
Class T	$1,000	$1,102.90	$ 6.10	$1,000	$ 1,019.17	$ 5.86	1.16%
Class Y	$1,000	$1,102.30	$ 6.83	$1,000	$1,018.48	$ 6.56	1.29%
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$ 1,119.80	$ 5.51	$1,000	$ 1,019.71	$ 5.25	1.05%
Class B**	$1,000	$ 1,115.40	$ 9.84	$1,000	$1,015.62	$ 9.37	1.87%
Class C	$1,000	$ 1,114.90	$10.05	$1,000	$1,015.48	$ 9.57	1.90%
Class I	$1,000	$1,120.60	$ 4.67	$1,000	$1,020.51	$ 4.45	0.89%
Class N	$1,000	$ 1,121.40	$ 3.82	$1,000	$1,021.29	$ 3.64	0.73%
Class Y	$1,000	$1,120.00	$ 5.72	$1,000	$1,019.56	$ 5.45	1.08%[13]
Ivy Value Fund							
Class A	$1,000	$1,028.20	$ 6.19	$1,000	$1,018.86	$ 6.16	1.22%
Class B**	$1,000	$1,023.10	$ 11.43	$1,000	$1,013.59	$11.38	2.27%
Class C	$1,000	$1,024.70	$ 9.82	$1,000	$1,015.26	$ 9.77	1.94%
Class E***	$1,000	$1,029.20	$ 5.07	$1,000	$1,019.93	$ 5.05	1.00%
Class I	$1,000	$1,029.80	$ 4.67	$1,000	$1,020.31	$ 4.65	0.93%
Class N	$1,000	$1,030.60	$ 3.86	$1,000	$ 1,021.18	$ 3.84	0.75%
Class R	$1,000	$1,026.60	$ 7.60	$1,000	$1,017.48	$ 7.57	1.50%
Class Y	$1,000	$1,028.20	$ 5.88	$1,000	$ 1,019.10	$ 5.86	1.17%

See footnotes on page 11.

(UNAUDITED)

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

****Actual inception date for this share class is 2-26-18 (the date on which shares were first acquired by shareholders). The calculations are based on 34 days in the period ended March 31, 2018.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 0.99%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 1.73%.

(6)Annualized expense ratio based on the period excluding reorganization expenses was 0.74%.

(7)Annualized expense ratio based on the period excluding reorganization expenses was 0.97%.

(8)Annualized expense ratio based on the period excluding reorganization expenses was 1.11%.

(9)Annualized expense ratio based on the period excluding reorganization expenses was 0.83%.

(10)Annualized expense ratio based on the period excluding reorganization expenses was 0.71%.

(11)Annualized expense ratio based on the period excluding reorganization expenses was 0.84%.

(12)Annualized expense ratio based on the period excluding reorganization expenses was 1.34%.

(13)Annualized expense ratio based on the period excluding reorganization expenses was 1.05%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

MANAGEMENT DISCUSSION

(UNAUDITED)



Thomas B. Houghton



David W. Land



Dan Henken

Ivy Advantus Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA; David W. Land, CFA and Daniel Henken, CFA; portfolio managers of the Ivy Advantus Bond Fund (formerly Ivy Bond Fund), discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Houghton has managed the Fund since April 2005 and has 25 years of industry experience. Mr. Land has managed the Fund since April 2005 and has 28 years of industry experience. Mr. Henken has managed the Fund since December 2017 and has 15 years of industry experience. Christopher R. Sebald, Jr., was a portfolio manager for the Fund until December 2017.

Fiscal Year Performance

For the 12 months ended March 31, 2018

Ivy Advantus Bond Fund (Class A shares at net asset value)	2.26%
Ivy Advantus Bond Fund (Class A shares with sales charge)	-3.64%

Benchmark(s) and/or Lipper Category

Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the world's bond markets)	1.20%
Lipper Corporate Debt A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.25%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund outperformed its index and the average performance of its peer group for the 12 months ended March 31, 2018, prior to the effect of sales charges. The Fund benefited from positive security selection results in most of the non-government sectors to which it had exposure. In particular, the Fund's positions in financial institutions, mortgage-backed securities (MBS) pass-throughs, industrials and utilities contributed most of the positive results. The Fund also benefited from its overweight allocation to the corporate bond sector and most of the structured sectors, although the overweight position in Agency-backed securities (ABS) resulted in a minor detrimental impact for the fiscal year. The Fund's yield curve positioning had a minor positive impact on the Fund's performance during the year.

Market

Washington and Wall Street focused on tax reform for much of the fourth quarter of 2017, as the tax reform bill passed in December — one of the most significant tax changes in 30 years. Under the new tax regime, some sectors of the economy are likely to fare better than others.

Investors saw the Federal Reserve (Fed) stick to its script to raise interest rates three times in 2017. At his first press conference in March 2018 the new Fed Chairman, Jerome Powell, confirmed three rate rises planned in 2018. His words were reassuring for markets worried about a spike in inflation, but any signs the Fed and Powell will become more aggressive could spark a swift negative market reaction.

Volatility was relatively low in 2017, but returned to the markets in the first quarter of 2018. The U.S. equity markets fell almost 10% in February over worries inflation would flare up. The Dow lost 400 points on March 1 and more than 700 points on March 22. Both drops followed the Trump administration's tariff announcements.

The corporate bond market was not immune to the volatility. Investment-grade corporate bond spreads increased 16 basis points in the first quarter of 2018. This resulted in -0.79% of excess returns, which was the worst first quarter of performance since the financial crisis.

The economy, in the meantime, is doing well - probably better than during much of the last four years. Investor and business optimism remain at very high levels with strong corporate earnings and job market. According to the Bureau of Economic Analysis, gross domestic product (GDP) increased 2.3% on an annual level in 2017, compared to an increase of 1.5% in 2016. Expectations for 2018 are continued GDP growth that could bump up towards 3%.

Markets in first quarter 2018 watched for signs that high employment is driving up wages. Wages grew at a 2.9% rate in January, which drove stocks down sharply on worries about inflation. But wage growth came in at 2.6% in February, easing those fears. The markets remain nervous about inflation, and continue to view every economic statistic in light of what it indicates for higher prices.

Excess returns of the non-government sectors of the Bloomberg Barclays U.S. Aggregate Bond Index were all positive for the year ended March 31, 2018, but virtually all the outperformance occurred in the first nine months of the year. For the second year in a row, corporate bonds led the way with excess returns of 2.29%. Utilities had the strongest performance of the corporate sectors, with 2.58% of excess return relative to U.S. Treasury bonds. Agency mortgage-backed securities lagged again with only 0.30% of excess returns.

Positioning

The Fund remains overweight corporate bonds relative to its benchmark, however, we became more defensive from a credit perspective over the course of the fiscal year. We reduced the Fund's corporate bond exposure by about 10%, primarily in industrials and financial institutions. Spreads tightened to the lowest levels in the last 10 years in 2017; this gave us an opportunity to take profits on many positions and reduce our corporate exposure. We added to some sectors that we consider more defensive in nature, such as life insurance and utilities. We also added to the Fund's positions in floating rate debt, particularly in the banking sector. Floating rate debt has performed well in this environment of rising short-term yields.

We continue to favor the securitized sector and the Fund remains overweight asset-backed securities, commercial mortgage-backed securities (CMBS) and non-Agency MBS. We added further to the Fund's positions in non-Agency MBS during the latter part of the year. The underwriting in this sector has remained disciplined since the housing crisis and we feel the U.S. housing cycle has longer to run relative to the corporate credit cycle. We also added to the Fund's positions in ABS; in particular we added floating rate securities at attractive levels.

We kept the duration of the Fund slightly short of its benchmark throughout the year.

Treasury futures are the only form of derivative the Fund has utilized. The Fund has historically used Treasury futures strictly to hedge interest rate positions and to help manage the duration of the Fund.

Outlook

While nothing seemed to rattle the markets in 2017, we expect volatility to be a continued presence in 2018. Although the U.S. economy is now at 10 consecutive years of growth, some observers are forecasting a recession for 2020. In this scenario, higher inflation prompts tightening by the Fed and European and other central banks, which in turn slows global growth. Conflicts over trade and tariffs make matters worse, and global economies can fall into recession.

For our part, we believe that tax reform could make corporate earnings, solid in 2017, even stronger in 2018. Corporations, on average, have been paying taxes at a 27% rate, which is likely to fall to the 21-22% range. Business confidence remains strong, and the tax law's favorable treatment for repatriation, or cash brought back from overseas, gives companies more money for capital expenditures, hiring, share buybacks and mergers and acquisitions. This should all be positive for economic growth.

We don't expect trade to pose major risks to the economy or to markets. We may experience short-term ups and downs over trade negotiations, but revising previous trade agreements could be positive for the economy over the long term. U.S. trade with Mexico had a smaller economic impact when North Atlantic Free Trade Agreement (NAFTA) was originally negotiated, and it may merit a new look.

We expect the 10-year Treasury rate to slowly trend toward 3% unless the market perceives the Fed is behind the curve on inflation. Currently, market expectations of inflation have fallen back from their recent highs, signaling comfort with the Fed's current policies. We're with the market on this. While we believe inflation is trending towards the Fed's goal of 2%, we don't see it moving fast enough to prompt the Fed to hike rates more aggressively.

We're keeping a watchful eye on three potential disrupters: (1) the possibility that protectionism grows and sets off a trade war; (2) the prospect of the Fed raising interest rates at a faster pace than expected; and (3) earnings either growing much faster (thanks to rising employment and consumer spending) than expected, setting off renewed fears of inflation, or much slower (if tax reform doesn't have the expected impact) than hoped.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. A futures contract is an agreement to buy or sell a specific quantity of an underlying reference instrument, such as a security or other instrument, index, interest rate, currency or commodity at a specific price on a specific date. Although a Fund may attempt to hedge against certain risks, the hedging instruments may not perform as expected and could produce losses.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Advantus Bond Fund.

The Ivy Bond Fund was renamed Ivy Advantus Bond Fund on April 3, 2017.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.8%
Bonds	97.9%
Corporate Debt Securities	36.2%
United States Government and Government Agency Obligations	28.5%
Asset-Backed Securities	17.9%
Mortgage-Backed Securities	13.8%
Municipal Bonds — Taxable	1.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.3%

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	19/49	38
3 Year	20/46	43
5 Year	22/41	53
10 Year	16/33	48

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	74.8%
AAA	8.4%
AA	26.7%
A	9.7%
BBB	30.0%
Non-Investment Grade	23.1%
BB	12.0%
B	2.1%
CCC	0.1%
Below CCC	0.0%
Non-rated	8.9%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	2.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Advantus Bond Fund, Class A Shares[1]	$13,885
Bloomberg Barclays U.S. Aggregate Bond Index	$14,284

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-3.64%	-2.65%	1.51%	-0.26%	2.77%	2.77%	2.04%	2.35%
5-year period ended 3-31-18	1.15%	1.20%	1.58%	1.79%	2.70%	—	2.06%	2.41%
10-year period ended 3-31-18	3.34%	3.06%	3.17%	3.63%	4.31%	—	—	4.01%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	3.00%	2.14%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND *(in thousands)*

PREFERRED STOCKS	Shares	Value
Financials		
Diversified Banks – 0.5%		
Wells Fargo & Co., 5.850%	173	$4,554
Total Financials – 0.5%		4,554
Real Estate		
Health Care REITs – 0.3%		
Ventas, Inc., 5.450%	100	2,494
Total Real Estate – 0.3%		2,494
TOTAL PREFERRED STOCKS – 0.8%		$7,048
(Cost: $6,830)		

ASSET-BACKED SECURITIES	Principal	
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA:		
6.625%, 5-15-18 (A)	$ 460	461
3.550%, 1-15-30 (A)	4,950	4,882
Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3-15-20 (A)	6,030	6,105
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1-2-19	146	151
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7-2-20	662	729
American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7-15-20 (A)	2,478	2,540
American Airlines Class B Pass Through Certificates, Series 2016-3, 3.750%, 10-15-25	4,000	3,906
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5-1-23	1,528	1,501
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2017-1B, 4.950%, 2-15-25	467	480
American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 5.625%, 1-15-21 (A)	4,815	4,939
AXIS Equipment Finance Receivables LLC, Series 2018-1A, 3.240%, 12-20-23 (A)	5,350	5,342
Bank of the West Auto Trust, Series 2017-1, Class D, 3.210%, 4-15-25 (A)	1,800	1,764
Bellemeade Re Ltd., Series 2017-1, Class M1 (1-Month U.S. LIBOR plus 150 bps), 3.572%, 10-25-27 (A)(B)	4,285	4,306
BNSF Funding Trust I, 6.613%, 12-15-55	8,292	9,246

ASSET-BACKED SECURITIES (Continued)	Principal	Value
CarMax Auto Owner Trust, Series 2018-1, Class C, 2.950%, 11-15-23	$3,700	$3,654
CCG Receivables Trust, Series 2015-1, Class A3, 2.750%, 11-14-23 (A)	3,250	3,192
Chesapeake Funding II LLC 2017-2A, Class D:		
3.710%, 5-15-29 (A)	2,050	2,047
3.380%, 8-15-29 (A)	2,500	2,475
Chesapeake Funding II LLC 2017-4A, Class D, 3.260%, 11-15-29 (A)	1,125	1,107
CommonBond Student Loan Trust, Series 2017-BGS, Class C, 4.440%, 9-25-42 (A)	750	740
Continental Airlines Pass Through Certificates, Series 2001-1 A-1, 8.048%, 11-1-20	452	482
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11-10-19	1,128	1,191
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1-12-19	656	671
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4-11-20	1,384	1,433
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12-10-28	3,383	3,652
6.943%, 1-10-30	2,818	3,184
Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010-2, 4.250%, 7-30-23	2,021	2,051
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5-7-20	1,085	1,107
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5-7-19 (A)	2,901	2,995
Earnest Student Loan Program LLC, Series 2016-B, Class A2:		
8.250%, 4-17-23 (A)	7,000	7,273
3.020%, 5-25-34 (A)	1,965	1,951
Earnest Student Loan Program LLC, Series 2017-A, Class B, 3.590%, 1-25-41 (A)	2,081	2,039
Exeter Automobile Receivables Trust, Series 2014-1A, 5.530%, 2-16-21 (A)	3,372	3,410
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10-15-19 (A)(C)	339	335
Flagship Credit Auto Trust, Series 2016-1, Class D, 8.590%, 5-15-23 (A)	4,200	4,508
Ford Credit Auto Owner Trust 2018-1, Class A, 3.190%, 7-15-31 (A)	5,800	5,780
Foursight Capital Automobile Receivables Trust, Series 2016-1, Class B:		
2.340%, 1-15-21 (A)	$ 814	$ 811
3.710%, 1-18-22 (A)	3,202	3,150
GM Financial Securitized Term Auto Receivables Trust 2018-1, Class C, 2.770%, 7-17-23	1,400	1,384
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1-15-22	4,840	4,923
Hyundai Auto Receivables Trust 2016-B, Class D, 2.680%, 9-15-23	2,520	2,456
Longtrain Leasing III LLC, Series 2015A-2, 4.060%, 1-15-45 (A)	4,000	4,058
One Market Plaza Trust, Series 2017-1MKT, 3.614%, 2-10-32 (A)	4,000	4,033
PFS Financing Corp., Series 2018-A (1-Month U.S. LIBOR plus 40 bps), 1.979%, 2-15-22 (A)(B)	5,900	5,900
Prestige Auto Receivables Trust, Series 2016-1A, Class E, 7.690%, 3-15-23 (A)	2,000	2,097
Progress Residential Trust, Series 2017-SFR1, Class D, 3.565%, 8-17-34 (A)	2,750	2,713
Progress Residential Trust, Series 2018-SFR1, 3.684%, 3-17-35 (A)	4,500	4,494
SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3-25-30 (A)	836	829
SoFi Professional Loan Program LLC, Series 2017-F, 2.840%, 1-25-41 (A)	5,500	5,410
SoFi Professional Loan Program LLC, Series 2018-A, 2.950%, 2-25-42 (A)	3,500	3,452
TCF Auto Receivables Owner Trust, Series 2014-1A, 3.120%, 4-15-21 (A)	1,110	1,110
U.S. Airways, Inc. Class C Pass-Through Certificates, Series 2012-2, 5.450%, 6-3-18	3,700	3,718
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6-3-21	3,076	3,276
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22	886	900
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22	3,698	3,746
Virgin Australia 2013-1B Trust, 6.000%, 10-23-20 (A)	653	662
Volvo Financial Equipment LLC, Series 2018-1A, 3.060%, 12-15-25 (A)	2,600	2,590

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND (in thousands)

MARCH 31, 2018

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Westlake Automobile Receivables Trust 2018-1A, 2.920%, 5-15-23 (A)	$5,500	$ 5,471
Wheels SPV LLC 2016-1A, Class A3, 1.870%, 5-20-25 (A)	925	915
TOTAL ASSET-BACKED SECURITIES – 17.9%		$169,727
(Cost: $169,794)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Automobile Manufacturers – 0.1%		
Nissan Motor Acceptance Corp., 2.150%, 9-28-20 (A)	1,200	1,175
Housewares & Specialties – 0.2%		
Newell Rubbermaid, Inc., 5.000%, 11-15-23	1,678	1,722
Total Consumer Discretionary – 0.3%		2,897
Consumer Staples		
Drug Retail – 0.3%		
CVS Health Corp., 4.780%, 3-25-38	2,375	2,403
Total Consumer Staples – 0.3%		2,403
Energy		
Oil & Gas Exploration & Production – 0.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.) (3-Month U.S. LIBOR plus 277.75 bps), 4.784%, 6-1-67 (B)	5,750	5,728
Oil & Gas Refining & Marketing – 1.4%		
Marathon Petroleum Corp., 5.850%, 12-15-45	5,097	5,603
NuStar Logistics L.P. (GTD by NuStar Energy L.P. and NuStar Pipeline Operating Partnership L.P.), 8.150%, 4-15-18 (D)	3,005	3,009
PBF Holding Co. LLC and PBF Finance Corp., 7.250%, 6-15-25	2,500	2,597
QEP Resources, Inc., 5.625%, 3-1-26	1,900	1,793
		13,002
Oil & Gas Storage & Transportation – 3.2%		
Boston Gas Co., 3.150%, 8-1-27 (A)	950	910
Buckeye Partners L.P., 6.375%, 1-22-78	5,675	5,607
Cheniere Corpus Christi Holdings LLC:		
5.875%, 3-31-25	500	523
5.125%, 6-30-27	2,000	1,985

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Cheniere Energy Partners L.P., 5.250%, 10-1-25 (A)	$ 3,000	$ 2,959
Sabine Pass Liquefaction LLC, 5.750%, 5-15-24	3,500	3,766
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.), 5.400%, 10-1-47	2,750	2,616
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 6.850%, 2-15-40	1,265	1,363
TC PipeLines L.P., 3.900%, 5-25-27	2,000	1,912
Tennessee Gas Pipeline Co., 8.375%, 6-15-32	3,200	4,065
Tesoro Logistics L.P. and Tesoro Logistics Finance Corp.:		
6.375%, 5-1-24	250	265
5.250%, 1-15-25	2,500	2,542
Western Gas Partners L.P., 5.300%, 3-1-48	2,015	1,992
		30,505
Total Energy – 5.2%		49,235
Financials		
Asset Management & Custody Banks – 0.3%		
Brookfield Finance, Inc. (GTD by Brookfield Asset Management, Inc.), 4.700%, 9-20-47	3,135	3,036
Consumer Finance – 1.4%		
Discover Bank:		
8.700%, 11-18-19	458	496
3.100%, 6-4-20	1,220	1,215
3.450%, 7-27-26	3,975	3,753
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
2.400%, 5-9-19	1,000	995
3.500%, 7-10-19	1,645	1,655
Hyundai Capital America, 2.750%, 9-18-20 (A)	5,000	4,924
		13,038
Diversified Banks – 3.6%		
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps), 2.548%, 2-5-26 (B)	2,150	2,106
Citizens Bank N.A. (3-Month U.S. LIBOR plus 95 bps), 3.242%, 3-29-23 (B)	10,400	10,405
Comerica, Inc., 4.000%, 7-27-25	2,150	2,156
Compass Bank, 3.875%, 4-10-25	5,750	5,623
HSBC Holdings plc, 3.262%, 3-13-23	3,600	3,552

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Huntington Bancshares, Inc., 5.700%, 7-15-66	$ 5,250	$ 5,276
Sumitomo Mitsui Banking Corp., 2.514%, 1-17-20	2,200	2,178
U.S. Bancorp, 5.300%, 12-29-49	1,675	1,713
Wells Fargo & Co., 3.000%, 10-23-26	1,500	1,404
		34,413
Diversified Capital Markets – 0.3%		
Credit Suisse Group AG, 3.869%, 1-12-29 (A)	3,250	3,143
Investment Banking & Brokerage – 1.9%		
Charles Schwab Corp. (The), 4.625%, 12-29-49	4,200	4,200
Goldman Sachs Group, Inc. (The), 5.250%, 7-27-21	1,000	1,059
Morgan Stanley:		
5.500%, 7-28-21	1,090	1,164
3.125%, 7-27-26	1,400	1,324
5.450%, 12-29-29	4,950	5,038
Morgan Stanley (3-Month U.S. LIBOR plus 122 bps), 2.617%, 5-8-24 (B)	4,650	4,724
		17,509
Life & Health Insurance – 1.9%		
Great-West Life & Annuity Insurance Co. (3-Month U.S. LIBOR plus 253.8 bps), 4.388%, 5-16-46 (A)(B)	8,500	8,500
Teachers Insurance & Annuity Association of America, 4.270%, 5-15-47 (A)	5,000	4,991
Unum Group, 5.750%, 8-15-42	3,750	4,363
		17,854
Other Diversified Financial Services – 1.3%		
Citigroup, Inc., 4.400%, 6-10-25	5,000	5,090
JPMorgan Chase & Co., 5.000%, 12-29-49	4,975	5,019
TIAA Asset Management Finance Co. LLC, 4.125%, 11-1-24 (A)	2,125	2,163
		12,272
Property & Casualty Insurance – 1.9%		
Chubb Corp. (The) (3-Month U.S. LIBOR plus 225 bps), 3.972%, 4-15-37 (B)	10,403	10,400
Liberty Mutual Group, Inc. (3-Month U.S. LIBOR plus 290.5 bps), 5.030%, 3-15-37 (A)(B)	7,700	7,575
		17,975

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND *(in thousands)*

MARCH 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 1.2%		
SunTrust Banks, Inc.,		
5.050%, 12-15-65	$4,225	$ 4,199
Synovus Financial Corp.:		
3.125%, 11-1-22	5,680	5,493
5.750%, 12-15-25	2,000	2,077
		11,769
Specialized Finance – 1.2%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
5.450%, 6-15-23 (A)	4,540	4,811
8.350%, 7-15-46 (A)	2,930	3,717
Peachtree Corners Funding Trust,		
3.976%, 2-15-25 (A)	3,147	3,170
		11,698
Total Financials – 15.0%		142,707
Health Care		
Health Care Equipment – 0.5%		
Becton Dickinson & Co. (3-Month U.S. LIBOR plus 87.5 bps),		
2.881%, 12-29-20 (B)	4,400	4,405
Health Care Facilities – 0.2%		
NYU Hospitals Center,		
4.428%, 7-1-42	2,170	2,245
Health Care Supplies – 0.3%		
Bio-Rad Laboratories, Inc.,		
4.875%, 12-15-20	2,500	2,587
Managed Health Care – 1.0%		
Express Scripts Holding Co. (3-Month U.S. LIBOR plus 75 bps),		
2.756%, 11-30-20 (B)	9,900	9,912
Total Health Care – 2.0%		19,149
Industrials		
Airlines – 0.4%		
British Airways plc,		
5.625%, 6-20-20 (A)	779	800
U.S. Airways Group, Inc., Class A,		
6.250%, 4-22-23	2,597	2,801
		3,601
Total Industrials – 0.4%		3,601
Information Technology		
Application Software – 0.5%		
Block Financial LLC (GTD by H&R Block, Inc.),		
4.125%, 10-1-20	5,000	5,077
Technology Distributors – 0.4%		
Tech Data Corp.,		
3.700%, 2-15-22	3,650	3,623

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Technology Hardware, Storage & Peripherals – 0.5%		
Hewlett Packard Enterprise Co.,		
2.100%, 10-4-19 (A)	$4,950	$ 4,884
Total Information Technology – 1.4%		13,584
Materials		
Construction Materials – 0.5%		
Vulcan Materials Co. (3-Month U.S. LIBOR plus 65 bps),		
2.590%, 3-1-21 (B)	5,000	5,001
Diversified Metals & Mining – 0.5%		
FMG Resources August 2006 Partners Ltd.,		
5.125%, 3-15-23 (A)	5,000	4,966
Fertilizers & Agricultural Chemicals – 0.1%		
Mosaic Co. (The),		
4.050%, 11-15-27	1,150	1,121
Industrial Gases – 0.1%		
AmeriGas Partners L.P. and AmeriGas Finance Corp.,		
5.500%, 5-20-25	700	675
Total Materials – 1.2%		11,763
Real Estate		
Health Care REITs – 0.2%		
Physicians Realty L.P. (GTD by Physicians Realty Trust),		
4.300%, 3-15-27	2,450	2,428
Hotel & Resort REITs – 0.3%		
Hospitality Properties Trust:		
4.500%, 6-15-23	1,775	1,813
4.650%, 3-15-24	1,200	1,226
		3,039
Specialized REITs – 0.6%		
American Tower Corp.,		
3.070%, 3-15-23 (A)	3,100	3,060
Ventas Realty L.P. (GTD by Ventas, Inc.),		
3.100%, 1-15-23	2,300	2,258
		5,318
Total Real Estate – 1.1%		10,785
Telecommunication Services		
Integrated Telecommunication Services – 0.2%		
AT&T, Inc.,		
5.150%, 2-14-50	2,000	2,017
Total Telecommunication Services – 0.2%		2,017

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities		
Electric Utilities – 6.7%		
Avangrid, Inc.,		
3.150%, 12-1-24	$ 4,750	$ 4,609
Cleco Corporate Holdings LLC:		
3.743%, 5-1-26 (D)	2,200	2,093
4.973%, 5-1-46 (D)	2,075	2,129
Cleveland Electric Illuminating Co.,		
3.500%, 4-1-28 (A)	4,075	3,893
Dynegy, Inc.,		
8.125%, 1-30-26 (A)	2,750	3,035
El Paso Electric Co.,		
5.000%, 12-1-44	2,225	2,352
Entergy Mississippi, Inc.,		
3.250%, 12-1-27	2,750	2,665
Entergy Texas, Inc.,		
3.450%, 12-1-27	4,600	4,495
Exelon Corp.,		
2.500%, 6-1-22 (D)	3,425	3,391
FirstEnergy Transmission LLC,		
5.450%, 7-15-44 (A)	3,871	4,435
Indianapolis Power & Light Co.,		
4.700%, 9-1-45 (A)	3,150	3,462
IPALCO Enterprises, Inc.:		
3.450%, 7-15-20	2,300	2,300
3.700%, 9-1-24	2,650	2,594
Mississippi Power Co. (3-Month U.S. LIBOR plus 65 bps),		
2.921%, 3-27-20 (B)	2,100	2,101
Pennsylvania Electric Co.,		
3.250%, 3-15-28 (A)	3,550	3,339
PPL Capital Funding, Inc. (GTD by PPL Corp.) (3-Month LIBOR plus 266.5 bps),		
4.967%, 3-30-67 (B)	10,000	9,937
Southern Power Co., Series F,		
4.950%, 12-15-46	6,190	6,406
		63,236
Gas Utilities – 1.0%		
AGL Capital Corp.,		
3.875%, 11-15-25	7,050	7,057
El Paso Natural Gas Co. LLC,		
8.375%, 6-15-32 (D)	2,000	2,607
		9,664
Independent Power Producers & Energy Traders – 0.9%		
AES Corp. (The):		
4.000%, 3-15-21	4,300	4,316
6.000%, 5-15-26	4,000	4,210
		8,526
Multi-Utilities – 0.5%		
Dominion Resources, Inc.,		
5.750%, 10-1-54	3,300	3,486

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Dominion Resources, Inc. (3-Month U.S. LIBOR plus 230 bps), 4.602%, 9-30-66 (B)	$ 1,423	$ 1,370
		4,856
Total Utilities – 9.1%		86,282
TOTAL CORPORATE DEBT SECURITIES – 36.2%		$344,423
(Cost: $343,667)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 7.5%		
7 WTC Depositor LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3-13-31 (A)	244	245
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A, 4.185%, 8-15-46 (A)	4,130	4,321
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-TBR, Class A (1-Month U.S. LIBOR plus 83 bps), 2.607%, 12-15-36 (A)(B)	10,000	10,007
Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B, 3.304%, 9-15-37 (A)	1,500	1,486
Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 6-25-47 (A)(B)	4,775	4,653
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR, 3.440%, 11-5-34 (A)	1,000	964
GS Mortgage Securities Trust 2011-GC5, 3.433%, 5-10-50	6,500	6,448
Hometown Commercial Capital LLC, Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11-11-38 (A)	34	31
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A)	6	5

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
Invitation Homes Trust, Series 2018-SFR1 (1-Month U.S. LIBOR plus 125 bps), 3.000%, 3-17-37 (A)(B)	$4,500	$4,528
JPMorgan Chase Commercial Mortgage Securities Trust, Commercial Mortgage Pass-Through Certificates, Series 2016-JP3 (10-Year U.S. Treasury index plus 110 bps), 3.648%, 12-15-49 (B)	575	579
JPMorgan Chase Commercial Mortgage Securities Trust, Commercial Mortgage Pass-Through Certificates, Series 2017-JP5, 3.723%, 3-15-50	1,500	1,520
Mellon Residential Funding, 6.750%, 6-25-28	1	1
UBS Commercial Mortgage Trust, Series 2017-C1, Class AS, 3.724%, 6-15-50	8,000	7,982
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5, 3.580%, 12-15-50	7,000	6,988
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5 (Mortgage spread to 10-year U.S. Treasury index), 4.061%, 12-15-50 (B)	2,300	2,337
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9-13-28 (A)	1,200	1,267
Wells Fargo Commercial Mortgage Trust, Series 2016-BNK1, Class AS, 2.814%, 8-15-49	4,600	4,328
Wells Fargo Commercial Mortgage Trust, Series 2017-BNK7, Class A5, 3.435%, 9-15-60	7,000	6,954
Wells Fargo Commercial Mortgage Trust, Series 2017-SMP Mortgage spread to 2-year U.S. Treasury index), 2.652%, 12-15-19 (A)(B)	6,050	6,054
WFRBS Commercial Mortgage Trust 2011-C5 (3-Year U.S. Treasury index plus 145 bps), 3.667%, 11-15-44 (B)	435	442
		71,140
Other Mortgage-Backed Securities – 6.3%		
Agate Bay Mortgage Loan Trust 2016-1, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.791%, 12-25-45 (A)(B)	6,539	6,540
Bear Stearns Mortgage Securities, Inc., 8.000%, 11-25-29	97	67

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
C-Bass 2006-MH1 Trust (Mortgage spread to 1-year U.S. Treasury index), 6.250%, 10-25-36 (A)(B)	$ 758	$ 763
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5-25-34	69	67
Citigroup Mortgage Loan Trust, Series 2018-RP1 (3-year U.S. Treasury index plus 60 bps), 2.996%, 9-25-64 (A)(B)	3,908	3,880
Collateralized Mortgage Obligation Trust, 5.000%, 7-1-18	—*	—*
CountryPlace Manufactured Housing Contract Trust 2005-1 (Mortgage spread to 3-year U.S. Treasury index), 5.200%, 12-15-35 (A)(B)	245	252
CWHEQ Home Equity Loan Trust, Series 2007-S2 (Mortgage spread to 2-year U.S. Treasury index), 5.934%, 5-25-37 (B)	255	254
GMACM Home Equity Loan Trust 2007-HE1 (1-Month U.S. LIBOR plus 14 bps), 5.952%, 8-25-37 (B)	446	461
Green Tree Financial Corp., Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3A7, 6.400%, 10-15-18	—*	—*
JPMorgan Mortgage Trust 2004-A3 (Mortgage spread to 10-year U.S. Treasury index), 3.847%, 7-25-34 (B)	94	95
JPMorgan Mortgage Trust 2006-A2 (Mortgage spread to 7-year U.S. Treasury index), 3.370%, 10-25-46 (A)(B)	3,002	2,803
JPMorgan Mortgage Trust 2013-2, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.649%, 5-25-43 (A)(B)	2,823	2,785
JPMorgan Mortgage Trust 2013-2, Class B4 (Mortgage spread to 5-year U.S. Treasury index), 3.649%, 5-25-43 (A)(B)	1,760	1,712
JPMorgan Mortgage Trust 2017-A13 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 11-25-48 (A)(B)	6,950	6,823
Morgan Stanley BAML Trust, Series 2016-C32, 3.720%, 12-15-49	320	324
Morgan Stanley Capital I Trust 2012-STAR, Class A-2, 3.201%, 8-5-34 (A)	1,350	1,336
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8-5-34 (A)	930	924

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND *(in thousands)*

MARCH 31, 2018

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Prudential Home Mortgage Securities:		
6.730%, 4-28-24 (A)	$ —*	$ —*
7.767%, 9-28-24 (A)	1	1
PSMC Trust, Series 2018-1A (Mortgage spread to 2-year U.S. Treasury index), 3.500%, 2-25-48 (A)(B)	10,200	10,187
RASC, Series 2003-KS10 Trust, 6.410%, 12-25-33	158	111
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 6.205%, 12-25-30	742	44
Sequoia Mortgage Trust 2012-5, Class B2 (Mortgage spread to 3-year U.S. Treasury index), 3.900%, 11-25-42 (B)	4,534	4,538
Sequoia Mortgage Trust 2015-3, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.714%, 7-25-45 (A)(B)	3,934	3,920
Shellpoint Co-Originator Trust, Series 2015-1, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.830%, 8-25-45 (A)(B)	4,943	4,876
Structured Asset Mortgage Investments, Inc., 1.186%, 5-2-30	6	1
Winwater Mortgage Loan Trust 2015-B1 (Mortgage spread to 10-year U.S. Treasury index), 3.797%, 8-20-45 (A)(B)	6,692	6,668
		59,432
TOTAL MORTGAGE-BACKED SECURITIES – 13.8%		$130,572
(Cost: $134,153)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Alabama – 0.0%		
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013T, 3.435%, 12-15-25	470	476
Georgia – 0.7%		
Muni Elec Auth of GA, Plant Vogtle Units 3 & 4 Proj M Bonds, Ser 2010A, 6.655%, 4-1-57	5,600	6,913
New York – 0.7%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51	2,690	3,153
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62	3,000	3,296
		6,449

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
Washington – 0.1%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40	$1,205	$ 1,414
TOTAL MUNICIPAL BONDS – TAXABLE – 1.5%		$15,252
(Cost: $14,051)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 19.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 5.300%, 1-15-33	61	65
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 280 bps), 6.421%, 5-25-28 (B)	3,700	4,325
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 380 bps), 5.421%, 3-25-29 (B)	4,000	4,469
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 6.322%, 4-25-30 (B)	1,250	1,287
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 455 bps), 6.171%, 10-25-24 (B)	2,871	3,202
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 515 bps), 6.771%, 11-25-28 (B)	3,110	3,712
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 95 bps), 2.571%, 10-25-29 (B)	5,700	5,343
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 30-year U.S. Treasury index), 4.000%, 8-25-56 (A)(B)(C)	1,466	1,439
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index), 4.000%, 7-25-56 (A)(B)	5,830	5,735
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 9-1-19	17	17
5.000%, 4-1-23	142	149
3.500%, 8-1-26	443	452
2.500%, 3-1-28	491	484
2.500%, 4-1-28	450	444
5.000%, 5-1-29	39	42
3.500%, 5-1-32	1,017	1,039
6.500%, 9-1-32	31	36
6.000%, 11-1-33	38	44

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 5-1-34	$ 340	$ 382
6.500%, 5-1-34	97	110
5.500%, 6-1-34	98	108
5.000%, 9-1-34	1	1
5.500%, 9-1-34	4	4
5.500%, 10-1-34	139	155
5.500%, 7-1-35	46	50
5.000%, 8-1-35	40	43
5.500%, 10-1-35	47	53
5.000%, 11-1-35	109	117
5.000%, 12-1-35	24	26
6.500%, 7-1-36	19	22
7.000%, 12-1-37	32	35
5.500%, 2-1-39	223	246
5.000%, 11-1-39	107	117
5.000%, 1-1-40	614	665
5.000%, 3-1-40	1,073	1,167
5.000%, 4-1-40	216	233
5.000%, 8-1-40	185	200
4.000%, 10-1-40	495	513
4.000%, 11-1-40	667	692
4.500%, 1-1-41	506	535
4.000%, 2-1-41	1,178	1,219
4.000%, 3-1-41	388	402
4.500%, 3-1-41	263	278
4.500%, 4-1-41	815	863
4.000%, 6-1-41	434	450
4.000%, 8-1-41	275	284
4.000%, 11-1-41	3,148	3,257
3.500%, 3-1-42	1,559	1,570
3.000%, 8-1-42	1,032	1,013
3.500%, 8-1-42	2,631	2,649
3.000%, 1-1-43	1,271	1,248
3.000%, 2-1-43	1,573	1,545
3.500%, 7-1-44	1,923	1,934
3.500%, 12-1-44	3,792	3,807
3.500%, 5-25-45	4,646	4,577
3.000%, 7-1-45	4,660	4,555
3.500%, 3-1-46	2,158	2,165
3.000%, 10-25-46	1,433	1,385
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 300 bps), 4.872%, 10-25-29 (B)	3,000	3,182
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 365 bps), 5.522%, 9-25-29 (B)	2,350	2,557
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 430 bps), 6.172%, 2-25-25 (B)	2,546	2,804
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 440 bps), 6.272%, 1-25-24 (B)	4,000	4,566
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 6.322%, 1-25-29 (B)	4,000	4,472

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND *(in thousands)*

MARCH 31, 2018

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 550 bps), 7.372%, 9-25-29 (B)	$4,650	$5,134
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 5-1-18	1	1
5.000%, 6-1-18	—*	—*
5.000%, 7-1-18	—*	—*
5.000%, 10-1-18	5	5
5.500%, 9-1-19	5	5
3.000%, 9-1-22	452	455
5.000%, 7-1-23	81	86
6.000%, 8-1-23	75	77
5.500%, 2-1-24	36	39
4.500%, 4-1-25	125	130
3.500%, 11-1-25	267	272
3.500%, 6-1-26	418	426
2.500%, 11-1-27	815	798
6.000%, 8-1-29	31	34
7.500%, 5-1-31	13	14
7.000%, 9-1-31	6	7
7.000%, 11-1-31	70	79
6.500%, 12-1-31	7	8
6.500%, 2-1-32	74	84
7.000%, 2-1-32	59	66
7.000%, 3-1-32	82	93
6.500%, 4-1-32	14	15
6.500%, 5-1-32	26	29
6.500%, 7-1-32	9	10
6.500%, 8-1-32	13	14
6.000%, 9-1-32	15	17
6.500%, 9-1-32	32	35
6.000%, 10-1-32	251	285
6.500%, 10-1-32	34	38
6.000%, 11-1-32	196	223
3.500%, 12-1-32	1,408	1,438
6.000%, 3-1-33	319	361
5.500%, 4-1-33	250	276
6.000%, 4-1-33	11	12
5.500%, 5-1-33	23	25
6.000%, 6-1-33	68	75
6.500%, 8-1-33	12	14
6.000%, 10-1-33	38	43
6.000%, 12-1-33	65	74
5.500%, 1-1-34	109	119
6.000%, 1-1-34	34	38
5.000%, 3-1-34	227	246
5.500%, 4-1-34	21	23
5.000%, 5-1-34	12	13
6.000%, 8-1-34	61	69
5.500%, 9-1-34	157	173
6.000%, 9-1-34	63	71
6.500%, 9-1-34	183	205
5.500%, 11-1-34	189	206
6.000%, 11-1-34	94	105
6.500%, 11-1-34	6	7
5.000%, 12-1-34	304	328
5.500%, 1-1-35	187	206
5.500%, 2-1-35	493	543
6.500%, 3-1-35	126	142

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 4-1-35	$ 57	$ 61
5.500%, 4-1-35	119	131
4.500%, 5-1-35	201	212
5.500%, 6-1-35	6	7
4.500%, 7-1-35	169	177
5.000%, 7-1-35	452	489
5.500%, 8-1-35	6	7
5.500%, 10-1-35	229	256
5.500%, 11-1-35	113	124
5.500%, 12-1-35	131	143
5.000%, 2-1-36	31	33
5.500%, 2-1-36	42	44
6.500%, 2-1-36	26	29
5.500%, 9-1-36	159	175
5.500%, 11-1-36	61	67
6.000%, 11-1-36	40	45
6.000%, 1-1-37	30	34
6.000%, 5-1-37	79	90
5.500%, 6-1-37	43	48
6.000%, 8-1-37	41	46
6.000%, 9-1-37	41	46
7.000%, 10-1-37	16	17
5.500%, 3-1-38	157	177
5.000%, 4-1-38	197	215
5.500%, 5-1-38	54	58
6.000%, 10-1-38	123	137
6.000%, 12-1-38	81	90
4.500%, 6-1-39	110	116
5.000%, 12-1-39	297	323
5.500%, 12-1-39	172	189
5.000%, 3-1-40	672	728
6.000%, 6-1-40	76	85
4.500%, 10-1-40	583	614
4.000%, 12-1-40	806	833
3.500%, 4-1-41	1,592	1,606
4.000%, 4-1-41	1,061	1,098
4.500%, 4-1-41	1,495	1,586
5.000%, 4-1-41	159	172
4.500%, 7-1-41	756	799
4.000%, 8-1-41	627	648
4.000%, 9-1-41	970	1,004
4.000%, 10-1-41	1,120	1,158
3.500%, 11-1-41	2,622	2,644
3.500%, 1-1-42	3,230	3,259
3.000%, 3-1-42	1,010	994
3.500%, 4-1-42	4,626	4,666
3.500%, 8-1-42	1,591	1,604
3.000%, 9-1-42	1,689	1,661
3.500%, 1-1-43	878	886
3.500%, 2-1-43	1,205	1,215
3.500%, 3-1-43	1,615	1,629
3.000%, 5-1-43	6,015	5,917
4.000%, 1-1-44	985	1,021
4.000%, 4-1-44	2,649	2,725
3.500%, 5-1-45	2,100	2,109
3.500%, 6-1-45	1,255	1,259
3.500%, 7-1-45	1,438	1,443
3.500%, 8-1-45	2,041	2,049
3.500%, 9-1-45	1,343	1,348
3.000%, 12-1-45	1,398	1,364
3.000%, 1-1-46	3,335	3,255
4.000%, 2-1-47	979	1,011
3.500%, 8-1-47	4,790	4,802

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
0.643%, 7-16-40 (E)	$ 115	$ —*
0.011%, 6-17-45 (E)	337	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7-15-24	48	52
4.000%, 8-20-31	582	603
5.000%, 7-15-33	117	125
5.000%, 7-15-34	95	102
5.500%, 12-15-34	117	129
5.000%, 1-15-35	126	135
3.250%, 11-20-35	598	601
5.000%, 12-15-35	220	236
4.000%, 6-20-36	959	994
5.500%, 7-15-38	121	134
5.500%, 10-15-38	143	160
5.500%, 2-15-39	35	39
5.000%, 12-15-39	115	124
5.000%, 1-15-40	707	750
4.500%, 6-15-40	341	362
5.000%, 7-15-40	191	203
4.000%, 12-20-40	451	470
4.000%, 1-15-41	533	551
4.000%, 10-15-41	314	325
3.500%, 10-20-43	1,384	1,404
4.000%, 12-20-44	486	503
3.500%, 2-20-45	2,252	2,276
3.000%, 3-15-45	2,936	2,892
3.000%, 3-20-45	1,509	1,489
3.500%, 3-20-45	1,489	1,505
3.500%, 4-20-45	3,352	3,389
3.500%, 4-20-46	1,017	1,027
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 1 (Mortgage spread to 3-year U.S. Treasury index), 6.914%, 2-15-25 (B)	46	49
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2-15-25	13	13
		183,251
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 19.3%		**$183,251**
(Cost: $184,491)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 9.2%		
U.S. Treasury Bonds:		
5.375%, 2-15-31 (F)	4,940	6,320
2.750%, 11-15-47	37,433	35,706
U.S. Treasury Notes:		
1.500%, 6-15-20	630	619
1.500%, 7-15-20	2,345	2,301

SCHEDULE OF INVESTMENTS IVY ADVANTUS BOND FUND (in thousands)

MARCH 31, 2018

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.625%, 2-28-23	$10,220	$10,248
2.000%, 4-30-24	2,015	1,940
2.500%, 1-31-25	9,265	9,156
2.750%, 2-28-25	8,418	8,448
2.750%, 2-15-28	12,475	12,472
		87,210
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 9.2%		$87,210
(Cost: $85,477)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 0.9%		
Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), 1.653%, 4-6-18	4,000	3,998
Sonoco Products Co., 2.251%, 4-2-18	4,819	4,818
		8,816
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (H)	$2,245	$ 2,245
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.810%, 4-7-18 (H)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 12,061
(Cost: $12,063)		
TOTAL INVESTMENT SECURITIES – 99.9%		$949,544
(Cost: $950,526)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		814
NET ASSETS – 100.0%		$950,358

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $290,003 or 30.5% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(C)Securities whose value was determined using significant unobservable inputs.

(D)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2018.

(E)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(F)All or a portion of securities with an aggregate value of $716 have been pledged as collateral on open futures contracts.

(G)Rate shown is the yield to maturity at March 31, 2018.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following futures contracts were outstanding at March 31, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Ultra Treasury Note	Short	480	6-21-18	48,000	$(62,333)	$(1,299)
U.S. 5-Year Treasury Note	Long	420	6-21-18	42,000	48,074	261
U.S. Treasury Ultra Long Bond	Short	155	6-21-18	15,500	(24,873)	(1,104)
U.S. 30-Year Treasury Bond	Long	564	6-29-18	56,400	82,697	2,779
					$ 43,565	$ 637

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$7,048	$ —	$ —
Asset-Backed Securities	—	169,392	335
Corporate Debt Securities	—	344,423	—
Mortgage-Backed Securities	—	130,572	—
Municipal Bonds	—	15,252	—
United States Government Agency Obligations	—	181,812	1,439
United States Government Obligations	—	87,210	—
Short-Term Securities	—	12,061	—
Total	$7,048	$940,722	$1,774
Futures Contracts	$3,040	$ —	$ —
Liabilities			
Futures Contracts	$2,403	$ —	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustav C. Zinn, CFA, co-portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. They have co-managed the Portfolio since 2006. Both have 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Core Equity Fund (Class A shares at net asset value)	16.31%
Ivy Core Equity Fund (Class A shares including sales charges)	9.60%

Benchmark(s) and/or Lipper Category

S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.99%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.03%

Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

The fiscal year ended March 31, 2018, in general was a rewarding one for many investors. Equity markets in particular posted strong returns with the S&P 500 Index, the Fund's benchmark, advancing almost 14% for the trailing 12-month period. However, the fiscal year ended with a bout of volatility in the final three months, which was due largely to a tug of war in the market: Strong corporate earnings growth driven by tax reform and deregulation on one side; and fears around rising interest rates, elevated equity market valuations, and potential protectionist trade policies on the other.

Our discussions around these risks are centered on a few key measures. Wage inflation is typically the key lead indicator the U.S. Federal Reserve (Fed) watches to determine when to more aggressively raise interest rates. Current wage growth stands at about 2.7%, and while this has risen from the cycle bottom of close to 1.5%, it is still well below the worry zone of 4%. An additional interest rate that caught the equity market's attention is LIBOR (London Interbank Offered Rate). The three-month U.S. Dollar-LIBOR rate increased steadily for the past six months, and is now above 2% for the first time since 2008. The catalyst for this is partly due to newly enacted tax reform, which has spurred domestic corporations to pull money out of foreign-domiciled dollar funds to repatriate back to the U.S. The jury is still out about the longevity of this phenomenon, but it certainly bears watching. Increasing LIBOR usually impairs growth prospects, as it represents tightening credit conditions and higher interest costs for consumers and corporations. Even with the rise in interest rates over the last few years, there is still roughly a quarter of the S&P 500 that has dividend yields above the 10-year U.S. Treasury yield.

Another area of concern that arose in the latter part of the period was the evolving U.S. position on trade, primarily focused on the North American Free Trade Agreement (NAFTA) and China. We agree with many others that protectionist policies such as tariffs cannot be modeled in a vacuum, and trading partner retaliations have historically had a negative snowball effect on economic growth. While there is good reason to modernize NAFTA and address trade fairness with China, specifically around intellectual property protection, the recent headlines regarding the burgeoning trade war with China have not been well-received by equity markets. Global trade has been an important driver for economic development both in the U.S. and abroad. While certain industries have undoubtedly been on the losing end of global trade over the past few decades, the aggregate growth of the economy has benefitted. We believe that President Donald Trump is using these headlines as negotiating tactics, however, and we expect a new NAFTA framework to be released shortly as well as a trade deal with China. The combination of improved March quarter earnings reports and outlooks combined with constructive frameworks for global trade could act as important positive catalysts for equity markets in the coming months.

In addition, we believe the recently enacted tax reform and continued moves on deregulation will aid the economy. As the paradigm of low interest rates, high regulation and low economic growth comes to a close, management teams are less able to grow earnings through stock buybacks and welcome policy changes that incentivize them to increase capital spending. Less regulation and a more friendly tax regime with full expensing of capital expenditures could provide greater incentives for companies to invest for future growth. We are consistently hearing from companies across many sectors that significant portions of tax cut savings are being reinvested in their businesses, primarily technology initiatives.

Within the equity market, the sustainability of leadership from the information technology sector is an important debate. There was more volatility recently from this group, which includes the highly recognized FAANG companies (Facebook,

Apple, Amazon, Netflix and Google-parent, Alphabet). A couple of recent events shook investor confidence, specifically the Facebook data-sharing scandal and a series of tweets from President Trump attacking Amazon's business practices and relationship with the U.S. Postal Service. We think that although these events are not likely to affect near-term earnings results, they require ongoing monitoring. The stock market, and to a certain extent the domestic economy, are dominated by a number of large companies. This level of concentration not only raises the risk profile of the overall market, but also brings the possibility of government regulation into the discussion. We believe this risk is fairly slow moving, but we will still watch it closely because of the size of these companies and their potential to influence index returns.

Contributors and detractors

The Fund outperformed both its benchmark and peer group for the period ending March 31, 2018. In comparison to our benchmark, leadership was primarily in the technology sector, which rose greater than 27% for the year. One commonality across all sectors was that companies delivering and forecasting stronger than expected earnings continue to be rewarded in the stock market versus low-growth stability, which had been favored in past years. This changing reality continues to benefit our earnings-focused strategy and led to outperformance of roughly 400 basis points (bps) during the year. Outperformance was balanced between stock-selection and sector weightings, with the technology sector weighting and stock selection being the primary drive of outperformance. On stock selection, Alibaba Group Holding Limited and Adobe Systems, Inc. had the largest positive impact on performance for the period. Sectors that posted negative returns for the year were consumer staples and energy. Holdings in Cimarex Energy Company, as well as consumer-related stocks Kraft Heinz Company and Newell Brands were the greatest detractors to stock selection. The Fund did not own any holdings in the real estate, telecommunications or utilities sectors, which all underperformed the benchmark this year. Not holding positions in these sectors actually contributed to more than 100 bps of positive performance. The Fund finished the period with a modest cash position.

Outlook

The Fund continued to benefit from having a tilt towards companies with stronger than average revenue growth combined with being on the right side of key secular trends. This is most obviously seen in the portfolio's overweight in technology. This sector is also the area of the economy that is driving key secular trends such as corporate technology adoption and changes to consumer behavior. The equity market continues to penalize companies whose sales are challenged by these secular trends in consumer and corporate spending. This makes sense to us considering we are later in an economic cycle where there is still decent economic growth. Therefore if a company struggles to deliver expected earnings now, it will likely fare much worse in a recession. In addition, the key technology trends that are affecting so many industries have no reason to slow down. Companies viewed as being on the wrong side of these secular trends, regardless of their economic sector, have an urgent imperative to improve or even remake themselves. Technology is increasing transparency for buyers in most industries, and the potential for large companies to be disrupted even in once stable industries like food and health care has increased. Importantly, many of these trends create more losers than winners. Avoiding losers is critical and is a top focus in our research process.

While no major positioning changes are planned in the near term, we are looking to take advantage of the increased volatility we have seen in recent months. This includes not only taking some profits in areas that have outperformed but trying to find opportunities with companies that have seen recent underperformance. While most of these moves are "around the edges," we are looking to bring more balance into the portfolio. This will always be done in the context of owning companies where we feel that the multi-year earnings power is underappreciated. We look forward to the year ahead.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the Fund portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Core Equity Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.8%
Information Technology	35.6%
Financials	17.9%
Industrials	12.9%
Consumer Discretionary	8.3%
Health Care	7.8%
Consumer Staples	6.1%
Energy	6.1%
Materials	4.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.2%

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	106/802	14
3 Year	599/694	87
5 Year	506/628	81
10 Year	193/471	41

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Morgan Stanley	Financials	Investment Banking & Brokerage
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Airbus SE	Industrials	Aerospace & Defense
Adobe Systems, Inc.	Information Technology	Application Software
Blackstone Group L.P. (The)	Financials	Asset Management & Custody Banks

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Core Equity Fund, Class A Shares[1]	$21,889
S&P 500 Index	$24,771

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	9.60%	11.11%	15.39%	13.28%	16.60%	16.74%	15.91%	16.61%
5-year period ended 3-31-18	9.35%	9.44%	9.79%	9.97%	10.98%	—	10.27%	10.98%
10-year period ended 3-31-18	8.15%	7.91%	7.95%	8.43%	9.18%	—	—	9.04%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	8.23%	11.46%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.0%		
Magna International, Inc.	1,614	$ 90,926
General Merchandise Stores – 1.1%		
Dollar Tree, Inc. (A)	499	47,355
Home Improvement Retail – 1.9%		
Home Depot, Inc. (The)	496	88,422
Internet & Direct Marketing Retail – 2.1%		
Amazon.com, Inc. (A)	67	97,117
Leisure Facilities – 1.2%		
Vail Resorts, Inc.	255	56,489
Total Consumer Discretionary – 8.3%		**380,309**
Consumer Staples		
Hypermarkets & Super Centers – 2.1%		
Costco Wholesale Corp.	502	94,592
Soft Drinks – 2.0%		
Monster Beverage Corp. (A)	1,631	93,281
Tobacco – 2.0%		
Philip Morris International, Inc.	933	92,723
Total Consumer Staples – 6.1%		**280,596**
Energy		
Oil & Gas Exploration & Production – 6.1%		
Cimarex Energy Co.	474	44,341
ConocoPhillips	1,494	88,555
EOG Resources, Inc.	878	92,448
Pioneer Natural Resources Co.	321	55,159
		280,503
Total Energy – 6.1%		**280,503**
Financials		
Asset Management & Custody Banks – 2.6%		
Blackstone Group L.P. (The)	3,750	119,819
Diversified Banks – 2.6%		
Bank of America Corp.	3,953	118,536
Financial Exchanges & Data – 2.6%		
CME Group, Inc.	738	119,413
Investment Banking & Brokerage – 5.0%		
Charles Schwab Corp. (The)	1,509	78,821
Morgan Stanley	2,782	150,100
		228,921
Other Diversified Financial Services – 5.1%		
Citigroup, Inc.	1,397	94,324
JPMorgan Chase & Co.	1,281	140,916
		235,240
Total Financials – 17.9%		**821,929**

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Equipment – 0.7%		
Intuitive Surgical, Inc. (A)	83	$ 34,141
Managed Health Care – 3.8%		
Cigna Corp.	217	36,332
UnitedHealth Group, Inc.	638	136,425
		172,757
Pharmaceuticals – 3.3%		
Eli Lilly and Co.	848	65,633
Zoetis, Inc.	1,014	84,696
		150,329
Total Health Care – 7.8%		**357,227**
Industrials		
Aerospace & Defense – 8.0%		
Airbus SE (B)	1,108	128,213
Lockheed Martin Corp. (C)	238	80,394
Northrop Grumman Corp.	135	46,992
United Technologies Corp.	889	111,904
		367,503
Construction Machinery & Heavy Trucks – 1.0%		
WABCO Holdings, Inc. (A)	337	45,168
Railroads – 1.5%		
Norfolk Southern Corp.	514	69,750
Trucking – 2.4%		
J.B. Hunt Transport Services, Inc.	913	106,970
Total Industrials – 12.9%		**589,391**
Information Technology		
Application Software – 2.7%		
Adobe Systems, Inc. (A)	576	124,376
Data Processing & Outsourced Services – 7.1%		
MasterCard, Inc., Class A	511	89,516
PayPal, Inc. (A)	1,855	140,769
Visa, Inc., Class A	800	95,684
		325,969
Electronic Manufacturing Services – 2.1%		
TE Connectivity Ltd.	957	95,614
Home Entertainment Software – 2.8%		
Electronic Arts, Inc. (A)	683	82,819
Take-Two Interactive Software, Inc. (A)	451	44,109
		126,928
Internet Software & Services – 3.9%		
Alphabet, Inc., Class A (A)(C)	127	131,509
Facebook, Inc., Class A (A)	307	49,133
		180,642

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 4.3%		
Applied Materials, Inc.	1,866	$ 103,751
ASML Holding N.V., NY Registry Shares	465	92,251
		196,002
Semiconductors – 4.3%		
Analog Devices, Inc.	944	86,054
Broadcom Corp., Class A	478	112,641
		198,695
Systems Software – 5.2%		
Microsoft Corp.	2,587	236,115
Technology Hardware, Storage & Peripherals – 3.2%		
Apple, Inc.	873	146,422
Total Information Technology – 35.6%		**1,630,763**
Materials		
Commodity Chemicals – 2.1%		
LyondellBasell Industries N.V., Class A	943	99,698
Diversified Chemicals – 2.0%		
Dow Chemical Co. (The)	1,425	90,806
Total Materials – 4.1%		**190,504**
TOTAL COMMON STOCKS – 98.8%		**$4,531,222**
(Cost: $3,416,024)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 1.0%		
Bemis Co., Inc., 2.252%, 4-9-18	$ 4,000	3,997
Clorox Co. (The), 2.440%, 4-27-18	2,200	2,196
General Dynamics Corp., 2.050%, 4-20-18	5,600	5,594
International Paper Co., 2.390%, 4-16-18	5,000	4,995
Kroger Co. (The), 2.201%, 4-2-18	14,991	14,988
Northern Illinois Gas Co.:		
2.251%, 4-3-18	5,000	4,998
2.221%, 4-5-18	5,500	5,498
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 2.070%, 4-27-18	2,000	1,997
		44,263
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (E)	3,904	3,904
Municipal Obligations – 0.3%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 1.450%, 4-7-18 (E)	13,260	13,260

MARCH 31, 2018
IVY CORE EQUITY FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.810%, 4-7-18 (E)	$4,270	$ 4,270
1.820%, 4-7-18 (E)	3,700	3,700
		7,970
TOTAL SHORT-TERM SECURITIES – 1.6%		$ 69,397
(Cost: $69,403)		
TOTAL INVESTMENT SECURITIES – 100.4%		$4,600,619
(Cost: $3,485,427)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(17,295)
NET ASSETS – 100.0%		$4,583,324

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $3,293 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(D)Rate shown is the yield to maturity at March 31, 2018.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	93,739	U.S. Dollar	116,272	7-5-18	Citibank N.A.	$105	$—
Euro	16,530	U.S. Dollar	20,503	7-5-18	Deutsche Bank AG	17	—
						$122	$—

SCHEDULE OF INVESTMENTS IVY CORE EQUITY FUND *(in thousands)*

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 380,309	$ —	$ —
Consumer Staples	280,596	—	—
Energy	280,503	—	—
Financials	821,929	—	—
Health Care	357,227	—	—
Industrials	461,178	128,213	—
Information Technology	1,630,763	—	—
Materials	190,504	—	—
Total Common Stocks	$4,403,009	$128,213	$ —
Short-Term Securities	—	69,397	—
Total	$4,403,009	$197,610	$ —
Forward Foreign Currency Contracts	$ —	$ 122	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Jonathan D. Norwood

Richard Y.C. Wong

Ivy Cundill Global Value Fund is sub-advised by Mackenzie Financial Corporation.

Below, Richard Wong, CFA, and Jonathan Norwood, CFA, portfolio managers of the Ivy Cundill Global Value Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Wong has managed the Fund since March 2016 and has 24 years of industry experience. Mr. Norwood has managed the Fund since March 2016 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Cundill Global Value Fund (Class A shares at net asset value)	6.30%
Ivy Cundill Global Value Fund (Class A shares including sales load)	0.17%

Benchmark(s) and/or Lipper Category

MSCI ACWI Value Index	9.83%
(generally reflects the performance of value-oriented securities that represent the global stock market, including emerging markets)	
Lipper Global Multi-Cap Value Funds Universe Average	10.45%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A year in review

Global equity markets enjoyed robust returns over the past fiscal year, with most major regions enjoying double-digit gains in U.S. dollars. In particular, emerging markets performed well, up almost 25%. Global synchronous economic growth has been the driver of performance, along with the earnings growth and inflation normalization that accompanied the economic improvement. Labor markets are tightening globally, and measures of unemployment are low across regions. Higher growth rates, tighter labor markets, tax cuts and capital investment are firming inflationary pressures and central banks continue to tightening monetary policy, especially in the U.S. Equity valuations have expanded commensurately with these myriad improvements in the fundamental backdrop.

The first quarter of 2018 saw heightened volatility amidst increased interest rate and inflation expectations. Markets seemed to be preoccupied with the rhetoric of a trade war between the U.S. and China. Despite the recent rhetoric, we believe rational behavior will prevail, and we will avoid an all-out trade war.

Strategies and techniques

For the 12 months ended March 31, 2018, the Fund underperformed its benchmark index and Lipper peer group average. The main detractor from performance for the period was poor stock selection, led by poor selection in the health care, financials and energy sectors. Top individual detractors from Fund performance included Chesapeake Energy Corp., Apache Corp. and Allergan plc. The Fund no longer holds Apache Corp. On the other hand, stock selection was strong in the consumer discretionary and industrials sectors. Top individual contributors to Fund performance for the period included Fiat S.p.A., Bank of America Corp. and Bristow Group, Inc. Currency effects from the weakening U.S. dollar also detracted from performance for the fiscal year. While the Fund utilized forward currency contracts over the fiscal year, they did not meaningfully detract from Fund performance.

We believe the valuation of energy stocks significantly lagged the improvement in their underlying fundamentals as well as the price performance of crude oil over the last year. We believe this was due to the market's misperception that U.S. shale production would provide more supply than needed; investors' reluctance to believe that current crude prices were sustainable; and the belief that electric vehicle growth would meaningfully reduce crude oil demand. We disagreed with those assumptions. We invested with the belief that global demand for crude oil would continue to grow, led by emerging market consumption, and that U.S. shale production would likely face both higher labor costs and more disciplined capital expenditure spending. Also, we believed issues surrounding electric vehicle infrastructure for charging, mineral supplies for batteries, and cost of mass production had yet to be solved. As a result, despite the Fund's underperformance in the energy sector, we felt that the Fund's energy holdings represented a significant area of value creation for the strategy during the period.

Outlook

As the new fiscal year begins, we believe the dispersion between the performance of growth and value styles is at its highest level in years. We believe the macro environment of global growth, rising rates and creeping inflation are positives for value stocks. While rising interest rates and inflation could pressure equity multiples going forward, we believe healthy earnings should continue to support share values. We also believe that our portfolio is uniquely positioned to benefit from rising rates and reflation due to our overweight allocation to bank stocks and other cyclically oriented holdings. In our view, we are in the latter stages of an equity secular bull market, and investors are assigning too high a probability to low probability tail risk regarding a recession. As always, we continue to search the globe for stocks trading at a significant discount to their intrinsic value.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.6%
Financials	25.9%
Consumer Discretionary	15.2%
Energy	13.1%
Information Technology	11.7%
Industrials	10.4%
Health Care	10.1%
Materials	4.4%
Telecommunication Services	3.7%
Real Estate	2.6%
Consumer Staples	2.5%
Cash and Other Assets (Net of Liabilities)	0.4%

Country Weightings

North America	63.9%
United States	62.6%
Other North America	1.3%
Europe	18.6%
United Kingdom	7.8%
France	5.5%
Other Europe	5.3%
Pacific Basin	17.1%
South Korea	5.3%
Japan	5.1%
China	4.1%
Other Pacific Basin	2.6%
Cash and Other Assets (Net of Liabilities)	0.4%

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	88/104	84
3 Year	85/90	94
5 Year	61/64	94
10 Year	34/39	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Bank of America Corp.	United States	Financials	Diversified Banks
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Wells Fargo & Co.	United States	Financials	Diversified Banks
Liberty Global, Inc., Series A	United States	Consumer Discretionary	Cable & Satellite
Chesapeake Energy Corp., 5.750%, Series A Cumulative	United States	Energy	Oil & Gas Exploration & Production
Bristow Group, Inc.	United States	Industrials	Airlines
International Business Machines Corp.	United States	Information Technology	IT Consulting & Other Services
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Twenty-First Century Fox, Inc., Class A	United States	Consumer Discretionary	Movies & Entertainment
Hitachi Ltd.	Japan	Information Technology	Electronic Equipment & Instruments

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY CUNDILL GLOBAL VALUE FUND



Ivy Cundill Global Value Fund, Class A Shares[1]	$13,589
MSCI ACWI Value Index	$15,340

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	0.17%	0.88%	5.65%	6.73%	6.94%	6.13%	6.48%
5-year period ended 3-31-18	3.45%	3.25%	4.07%	5.17%	—	4.57%	4.92%
10-year period ended 3-31-18	3.11%	2.88%	3.13%	4.27%	—	—	4.15%
Since Inception of Class through 3-31-18[5]	—	—	—	—	1.04%	5.81%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY CUNDILL GLOBAL VALUE FUND (in thousands)

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Canada		
Consumer Discretionary – 1.3%		
Hudson's Bay Co.	324	$2,245
Total Canada – 1.3%		2,245
China		
Information Technology – 2.6%		
Baidu.com, Inc. ADR (A)	21	4,676
Telecommunication Services – 1.5%		
China Mobile Ltd.	295	2,704
Total China – 4.1%		7,380
France		
Health Care – 2.5%		
Sanofi-Aventis	55	4,432
Industrials – 3.0%		
Compagnie de Saint-Gobain	61	3,203
Vinci	22	2,157
		5,360
Total France – 5.5%		9,792
Hong Kong		
Real Estate – 2.6%		
Cheung Kong (Holdings) Ltd.	387	4,644
Total Hong Kong – 2.6%		4,644
Japan		
Information Technology – 2.9%		
Hitachi Ltd.	721	5,252
Telecommunication Services – 2.2%		
SoftBank Group Corp.	51	3,834
Total Japan – 5.1%		9,086
Luxembourg		
Energy – 2.2%		
Tenaris S.A.	234	4,051
Total Luxembourg – 2.2%		4,051
Norway		
Energy – 1.3%		
Nordic American Offshore Ltd.	2,064	2,270
Total Norway – 1.3%		2,270
South Korea		
Information Technology – 3.0%		
Samsung Electronics Co. Ltd.	2	5,444
Materials – 2.3%		
POSCO	13	$ 4,084
Total South Korea – 5.3%		9,528
Switzerland		
Health Care – 1.8%		
Novartis AG, Registered Shares	40	3,252
Total Switzerland – 1.8%		3,252
United Kingdom		
Consumer Discretionary – 1.3%		
Fiat S.p.A. (A)	119	2,424
Financials – 4.7%		
Barclays plc	1,218	3,560
Standard Chartered plc	488	4,893
		8,453
Industrials – 1.8%		
Weir Group plc (The)	113	3,173
Total United Kingdom – 7.8%		14,050
United States		
Consumer Discretionary – 12.6%		
Advance Auto Parts, Inc.	30	3,578
BorgWarner, Inc.	72	3,630
Discovery Communications, Inc. (A)	189	3,698
Liberty Global, Inc., Series A (A)	201	6,300
Twenty-First Century Fox, Inc., Class A	146	5,352
		22,558
Consumer Staples – 2.5%		
CVS Caremark Corp.	43	2,698
Philip Morris International, Inc.	18	1,834
		4,532
Energy – 5.4%		
Chesapeake Energy Corp. (A)	399	1,205
Halliburton Co.	46	2,154
Rowan Cos., Inc. (A)	100	1,152
RPC, Inc.	208	3,751
RSP Permian, Inc. (A)	31	1,447
		9,709
Financials – 21.2%		
American International Group, Inc.	49	2,681
Bank of America Corp.	359	10,778
Citigroup, Inc.	149	10,081
Goldman Sachs Group, Inc. (The)	19	4,825
Wells Fargo & Co.	185	9,716
		38,081
Health Care – 5.8%		
Allergan plc	22	3,742
Da Vita, Inc. (A)	47	3,083
HCA Holdings, Inc.	37	$ 3,591
		10,416
Industrials – 5.6%		
Bristow Group, Inc.	459	5,972
Union Pacific Corp.	15	1,963
Westinghouse Air Brake Technologies Corp.	27	2,176
		10,111
Information Technology – 3.2%		
International Business Machines Corp.	37	5,650
Materials – 2.1%		
Compass Minerals International, Inc.	62	3,715
Total United States – 58.4%		104,772
TOTAL COMMON STOCKS – 95.4%		$171,070
(Cost: $138,376)		

PREFERRED STOCKS	Shares	Value
United States		
Energy – 4.2%		
Chesapeake Energy Corp., 5.750%, Cumulative	2	1,388
Chesapeake Energy Corp., 5.750%, Series A Cumulative	11	6,119
		7,507
Total United States – 4.2%		7,507
TOTAL PREFERRED STOCKS – 4.2%		$ 7,507
(Cost: $9,876)		
TOTAL INVESTMENT SECURITIES – 99.6%		$178,577
(Cost: $148,252)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		790
NET ASSETS – 100.0%		$179,367

MARCH 31, 2018

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$24,803	$ 2,424	$ —
Consumer Staples	4,532	—	—
Energy	11,979	4,051	—
Financials	38,081	8,453	—
Health Care	10,416	7,684	—
Industrials	10,111	8,533	—
Information Technology	10,326	10,696	—
Materials	3,715	4,084	—
Real Estate	—	4,644	—
Telecommunication Services	—	6,538	—
Total Common Stocks	$113,963	$ 57,107	$ —
Preferred Stocks	—	7,507	—
Total	$113,963	$ 64,614	$ —

During the year ended March 31, 2018, securities totaling $53,866 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Securities totaling $1,684 were transferred from Level 1 to Level 2 due to the lack of observable market data due to decreased market activity or information for these securities. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Market Sector Diversification

(as a % of net assets)

Financials	25.9%
Consumer Discretionary	15.2%
Energy	13.1%
Information Technology	11.7%
Industrials	10.4%
Health Care	10.1%
Materials	4.4%
Telecommunication Services	3.7%
Real Estate	2.6%
Consumer Staples	2.5%
Other+	0.4%

+Includes cash and other assets (net of liabilities)

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Jonas Krumplys



Adi Kapoor

Below, Jonas M. Krumplys, CFA, and Aditya Kapoor, CFA, portfolio managers of Ivy Emerging Markets Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Krumplys has 36 years in the industry and has managed the Fund for four years. Mr. Kapoor has 11 years of industry experience and has managed the Fund for one year.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Emerging Markets Equity Fund (Class A shares at net asset value)	27.44%
Ivy Emerging Markets Equity Fund (Class A shares including sales charges)	20.14%

Benchmark(s) and/or Lipper Category

MSCI Emerging Markets Index	24.93%
(generally reflects the performance of stocks across emerging market countries worldwide)	
Lipper Emerging Markets Funds Universe Average	23.20%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Emerging markets lead the way

During the fiscal year ended March 31, 2018, emerging market equities continued to outperform developed markets despite both markets suffering from geopolitical shocks. Earnings and revenue revisions continued to outpace those in developed markets and, despite strong returns, equity valuations remained attractive.

There were two periods of extremely broad volatility for all equities during the fiscal year. Both were in the final quarter of the fiscal year, when there was a sharp pullback as the volatility index spiked and then was followed by a drop because of fears of a trade war between China and the U.S. There were positive developments related to the Korean Peninsula and the dispute about nuclear weapons in North Korea. The negotiations regarding the U.S. and North Korea will be closely watched and are likely to keep investors nervous in the coming months.

Brazil's economy continued to rebound with consumer and industrial confidence rising at a steady rate. Inflation remained below its target even though Brazil's central bank policy rates remain at record lows.

India's economy continued to be negatively impacted by the implementation of a goods and services tax and bank loans issues. National elections scheduled in 2019 may see Prime Minister Narendra Modi's BJP party lose its overall majority in the lower house, requiring it to form a coalition government. We think this may lead to continued investor anxiety about the equity market there.

Strong domestic demand continued in China's property sector and the country continued to invest in infrastructure. The concerted effort to address significant overcapacity in several basic industries led to a sharp improvement in many global hard commodities. The change in China's constitution that eliminated presidential term limits may mean that President Xi Jinping can continue his rollout of the "Made in China 2025" program as well as the "One Belt, One Road" trade initiative.

China's "Made in China 2025" program seeks manufacturing and industrial upgrades — including increasing the domestic content of core components and materials in two steps — and focuses on 10 priority economic sectors: new advanced information technology; automated machine tools and robotics; aerospace and aeronautical equipment; maritime equipment and high-tech shipping; modern rail transport equipment; new-energy vehicles and equipment; power equipment; agricultural equipment; new materials; and biopharma and advanced medical products. Implementation of this program is likely to offer new investment opportunities.

Fund positioning aids performance

The Fund had a positive return for the year and outperformed its benchmark index and its Lipper peer group average. The Fund's performance was aided by positive country and industry allocations as well as stock selections.

The Fund's strongest country returns were from investments in China, Russia and India. The Fund was negatively impacted by being overweight relative to the benchmark index in Turkey, where high inflation hurt the Turkish lira and the local equity market. The strongest sector contributions for the Fund came from positions in information technology (both internet-related and hardware) and consumer staples.

The Fund ended the fiscal year overweight all of the BRIC markets (Brazil, Russia, India and China). It also was overweight relative to the benchmark in the information technology sector. As of the end of the fiscal year, the Fund held significant positions in internet companies based in China, Russia and Latin America, as well as hardware technology names in South Korea, Taiwan and China.

The Fund's overweight position in Russia benefited from the recovery of the energy sector as well as a positive turn in loan demand and the broader economy. Inflation was well below the Russian central bank's target, and we expect further rate cuts this year.

Key contributors to the Fund's performance during the fiscal year were overweight positions relative to the benchmark in stocks in China, Russia and India, as well as strong security selection. The largest contributions to outperformance were from Sunny Optical Technology (Group) Co. Ltd., a Chinese camera and lens manufacturer with products used in high-end smartphones and applications for advanced driver assistance systems; Samsung BioLogics Co. Ltd., South Korea's largest biosimilar company; Sberbank of Russia PJSC, Russia's largest bank with dominant shares in retail and corporate banking; Yandex N.V., Russia's leading internet company; and Kweichow Moutai Co. Ltd., China's premium liquor company.

Key detractors from performance were Vieworks, a South Korean manufacturer of digital camera systems used for health care and high-tech manufacturing applications; CEMEX S.A.B. de C.V., a Mexico-based global building materials company; Arcelik, a Turkish white goods and consumer electronics company; Kroton Educacional S.A., a Brazilian education company; and YPF Sociedad Anonima, an Argentine integrated energy company. Vieworks and Arcelik no longer were holdings in the Fund at March 31, 2018.

The Fund utilized derivatives over the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

Balancing uncertainty going forward

We believe global economic growth will continue to be strong in 2018. Geopolitical uncertainty remains high, with the Trump administration keeping its trading partners off balance and the potential meeting between President Donald Trump and North Korean leader Kim Jong-un.

We still think that many existing trade agreements may be successfully renegotiated over time, with a goal of providing benefits to U.S. manufacturing, but we do not expect significant headwinds to overall global trade. We also think the U.S. dollar is unlikely to be a headwind for emerging markets. Finally, we think oil prices are likely to at least remain stable.

In Brazil, we consider the most important near-term event to be the October presidential elections scheduled there. The country has begun to implement a number of important fiscal adjustments, but it will be up to the next administration to address pension and social security reforms. If nothing is done in the next two years, we believe the country's balance sheet will be on an unsustainable path in the intermediate term. If fiscal reforms restart, we believe Brazil can offer attractive longer-term investment opportunities.

Russia still is dealing with sanctions for its activities in the Ukraine, the alleged poisoning of two individuals in the U.K. and charges that it interfered in U.S. elections. These and other sanctions prompted uncertainty about its currency and its access to global capital markets. If the currency remains stable, no additional sanctions are implemented and oil production agreements by the Organization of Petroleum Exporting Countries and Russia remain in place, we think Russia's market will be attractive.

We also are closely watching developments related to the U.S.-Iran nuclear agreement. The continued instability in the Middle East remains an overall concern.

We also believe the Fund will continue to find investment opportunities in "new economy" stocks across emerging market countries.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments to manage exposure to various foreign currencies, to gain exposure to certain individual securities, to hedge various market and event risks and as a means of generating additional income from written options. Derivative instruments that may be used include forward contracts to either increase or decrease exposure to a given currency, and options, both written and purchased, on individual equity securities and/or equity markets. The Fund also may use futures contracts on foreign equity indices.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The Shanghai-Hong Kong Stock Connect Program (Connect Program) is subject to quota limitations, and an investor cannot purchase and sell the same security on the same trading day, which may restrict the Fund's ability to invest in China A-shares through the Connect Program and to enter into or exit trades on a timely basis. The Shanghai market may be open at a time when the Connect Program is not trading, with the result that prices of China A-shares may fluctuate at times when the Fund is unable to add to or exit its position. Only certain China A-shares are eligible to be accessed through the Connect Program. Such securities may lose their eligibility at any time, in which case they could be sold, but could no longer be purchased through the Connect Program.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Equity Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Information Technology	31.1%
Financials	23.8%
Consumer Discretionary	12.7%
Energy	8.7%
Materials	8.1%
Consumer Staples	4.5%
Health Care	4.1%
Real Estate	3.6%
Industrials	1.6%
Utilities	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Country Weightings

Pacific Basin	69.5%
China	31.2%
South Korea	13.5%
India	8.8%
Taiwan	5.8%
Hong Kong	5.2%
Other Pacific Basin	5.0%
South America	15.6%
Brazil	13.4%
Other South America	2.2%
Europe	8.6%
Russia	8.6%
North America	2.2%
Other	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Lipper Rankings

Category: Lipper Emerging Markets Funds	Rank	Percentile
1 Year	194/823	24
3 Year	118/675	18
5 Year	10/478	3
10 Year	27/200	14

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Tencent Holdings Ltd.	China	Information Technology	Internet Software & Services
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Sberbank of Russia PJSC ADR	Russia	Financials	Diversified Banks
Petroleo Brasileiro S.A.	Brazil	Energy	Integrated Oil & Gas
POSCO	South Korea	Materials	Steel
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Sunny Optical Technology (Group) Co. Ltd.	China	Information Technology	Electronic Components
Banco do Brasil S.A.	Brazil	Financials	Diversified Banks

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY EMERGING MARKETS EQUITY FUND

(UNAUDITED)



	Value
Ivy Emerging Markets Equity Fund, Class A Shares[1]	$15,156
MSCI Emerging Markets Index	$13,464

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-18	20.14%	22.27%	26.55%	24.56%	28.03%	28.07%	27.15%	—	27.58%
5-year period ended 3-31-18	8.44%	8.45%	8.86%	9.42%	10.14%	—	9.44%	—	9.81%
10-year period ended 3-31-18	4.25%	3.92%	4.06%	4.94%	5.35%	—	—	—	5.06%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	9.56%	8.64%	17.53%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class share is closed to investment.

(6)7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Argentina		
Energy – 1.2%		
YPF Sociedad Anonima ADR	1,565	$ 33,841
Total Argentina – 1.2%		**$ 33,841**
Brazil		
Consumer Discretionary – 0.2%		
Kroton Educacional S.A.	1,643	6,795
Consumer Staples – 1.0%		
Raia Drogasil S.A.	1,184	26,805
Energy – 2.8%		
Petroleo Brasileiro S.A. (A)	11,813	76,608
Financials – 5.0%		
Banco Bradesco S.A.	3,278	39,243
Banco do Brasil S.A.	4,581	57,366
Itau Unibanco Holdings S.A.	2,670	41,757
		138,366
Health Care – 0.5%		
Hypermarcas S.A.	1,354	14,790
Information Technology – 1.2%		
MercadoLibre, Inc.	89	31,815
Materials – 2.0%		
Vale S.A.	4,338	55,730
Real Estate – 0.7%		
BRMalls Participacoes S.A.	5,170	18,368
Total Brazil – 13.4%		**$369,277**
Chile		
Materials – 1.0%		
Sociedad Quimica y Minera de Chile S.A. ADR	564	27,696
Total Chile – 1.0%		**$ 27,696**
China		
Consumer Discretionary – 3.1%		
Geely Automobile Holdings Ltd.	12,653	37,076
JD.com, Inc. ADR (A)	424	17,167
SAIC Motor Corp. Ltd., Class A	5,545	29,292
		83,535
Consumer Staples – 1.2%		
Kweichow Moutai Co. Ltd., A Shares	300	33,226
Financials – 7.6%		
BOC Hong Kong (Holdings) Ltd., H Shares	93,452	51,049
China International Capital Corp. Ltd., H Shares	21,442	43,455

COMMON STOCKS (Continued)	Shares	Value
Financials (Continued)		
Industrial and Commercial Bank of China Ltd., H Shares	59,189	$ 51,582
Ping An Insurance (Group) Co. of China Ltd., H Shares	5,997	61,833
		207,919
Health Care – 0.9%		
BeiGene Ltd. ADR (A)	141	23,623
Information Technology – 15.3%		
AAC Technologies Holdings, Inc. . . .	1,379	25,264
Alibaba Group Holding Ltd. ADR (A)	595	109,291
Hangzou Hikvision Digital Technology Co. Ltd., A Shares . . .	6,361	42,491
NetEase.com, Inc. ADR	118	33,030
Sunny Optical Technology (Group) Co. Ltd.	3,084	57,861
Tencent Holdings Ltd.	2,845	152,723
		420,660
Materials – 0.6%		
Aluminum Corp. of China Ltd., H Shares (A)	31,568	17,829
Real Estate – 2.5%		
China Overseas Land & Investment Ltd.	12,322	43,211
Logan Property Holdings Co. Ltd. . . .	17,246	26,546
		69,757
Total China – 31.2%		**$856,549**
Hong Kong		
Consumer Discretionary – 2.9%		
Brilliance China Automotive Holdings Ltd.	12,042	25,425
Galaxy Entertainment Group	5,925	54,386
		79,811
Consumer Staples – 2.3%		
China Resources Beer (Holdings) Co. Ltd.	8,958	39,049
WH Group Ltd.	23,061	24,709
		63,758
Total Hong Kong – 5.2%		**$143,569**
India		
Consumer Discretionary – 2.2%		
Maruti Suzuki India Ltd.	349	47,670
Page Industries Ltd.	40	13,872
		61,542
Energy – 1.7%		
Reliance Industries Ltd.	3,417	46,635

COMMON STOCKS (Continued)	Shares	Value
Financials – 2.5%		
HDFC Bank Ltd.	836	$ 24,347
ICICI Bank Ltd.	4,409	19,136
Kotak Mahindra Bank Ltd.	878	14,184
RBL Bank Ltd.	1,411	10,468
		68,135
Industrials – 1.6%		
Ashok Leyland Ltd.	6,227	13,990
Havells India Ltd.	1,352	10,194
Larsen & Toubro Ltd.	924	18,690
		42,874
Utilities – 0.8%		
GAIL (India) Ltd.	4,380	22,176
Total India – 8.8%		**$ 241,362**
Indonesia		
Financials – 2.0%		
PT Bank Mandiri (Persero) Tbk	55,389	31,060
PT Bank Rakyat Indonesia	94,104	24,697
		55,757
Total Indonesia – 2.0%		**$ 55,757**
Macau		
Consumer Discretionary – 0.9%		
Sands China Ltd.	4,888	26,561
Total Macau – 0.9%		**$ 26,561**
Mexico		
Materials – 2.2%		
CEMEX S.A.B. de C.V. (A)	42,616	28,153
Mexichem S.A.B. de C.V.	10,660	32,689
		60,842
Total Mexico – 2.2%		**$ 60,842**
Russia		
Energy – 2.9%		
Open Joint Stock Co. Gazprom ADR	5,416	26,410
PJSC LUKOIL ADR	783	54,085
		80,495
Financials – 3.3%		
Sberbank of Russia PJSC ADR	4,875	91,047
Information Technology – 2.0%		
Yandex N.V., Class A (A)	1,414	55,786
Real Estate – 0.4%		
Etalon Group Ltd. GDR	3,915	11,881
Total Russia – 8.6%		**$239,209**

CONSOLIDATED SCHEDULE OF INVESTMENTS
IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS (Continued)	Shares	Value
South Africa		
Consumer Discretionary – 1.7%		
Naspers Ltd., Class N	188	$ 46,036
Energy – 0.1%		
Sasol Ltd.	97	3,295
Financials – 1.3%		
Capitec Bank Holdings Ltd.	499	36,718
Total South Africa – 3.1%		$86,049
South Korea		
Consumer Discretionary – 1.7%		
Hyundai Motor Co.	345	46,523
Health Care – 2.7%		
Hugel, Inc. (A)	41	23,295
Samsung BioLogics Co. Ltd. (A)	112	51,543
		74,838
Information Technology – 6.8%		
Samsung Electronics Co. Ltd.	66	154,745
SK hynix, Inc.	431	33,029
		187,774
Materials – 2.3%		
POSCO	196	$ 62,589
Total South Korea – 13.5%		$ 371,724
Taiwan		
Information Technology – 5.8%		
Hon Hai Precision Industry Co. Ltd.	4,493	14,014
MediaTek, Inc.	3,585	41,251
Taiwan Semiconductor Manufacturing Co. Ltd.	12,479	105,703
		160,968
Total Taiwan – 5.8%		$ 160,968
Turkey		
Financials – 2.1%		
Akbank T.A.S.	11,749	28,568
Turkiye Garanti Bankasi A.S.	10,652	29,537
		58,105
Total Turkey – 2.1%		$ 58,105
TOTAL COMMON STOCKS – 99.0%		$2,731,509
(Cost: $2,167,371)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.4%		
Mondelez International, Inc. 2.100%, 4-2-18	$6,977	$ 6,976
Verizon Communications, Inc. 2.251%, 4-2-18	2,743	2,742
		9,718
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (C)	1,951	1,951
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 11,669
(Cost: $11,670)		
TOTAL INVESTMENT SECURITIES – 99.5%		$ 2,743,178
(Cost: $2,179,041)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		13,087
NET ASSETS – 100.0%		$2,756,265

Notes to Consolidated Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 23,962	$ 326,841	$ —
Consumer Staples	26,805	96,984	—
Energy	124,179	116,695	—
Financials	138,366	517,681	—
Health Care	38,413	74,838	—
Industrials	—	42,874	—
Information Technology	229,922	627,081	—
Materials	144,268	80,418	—
Real Estate	18,368	81,638	—
Utilities	—	22,176	—
Total Common Stocks	$ 744,283	$1,987,226	$ —
Short-Term Securities	—	11,669	—
Total	$ 744,283	$1,998,895	$ —

MARCH 31, 2018

During the year ended March 31, 2018, securities totaling $392,169 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Information Technology	31.1%
Financials	23.8%
Consumer Discretionary	12.7%
Energy	8.7%
Materials	8.1%
Consumer Staples	4.5%
Health Care	4.1%
Real Estate	3.6%
Industrials	1.6%
Utilities	0.8%
Other+	1.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Robert E. Nightingale

Below, Robert E. Nightingale, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Nightingale has managed the Fund since October 2013, and he has 22 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy European Opportunities Fund (Class A shares at net asset value)	15.65%
Ivy European Opportunities Fund (Class A shares including sales load)	9.00%

Benchmark(s) and/or Lipper Category

MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	14.49%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.43%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A year in review

Growth and optimism were the hallmarks of the past fiscal year in equity markets, with risk-on regions, sectors and factors generally outperforming globally. In general, global markets were up more than 10% (in U.S. dollars) with Japan and China as standout performers, while Australia and parts of Europe underperformed relative to other markets. A lack of volatility was enjoyed during the rather smooth market run in 2017, though volatility increased during the first quarter of 2018, partially stemming from trade war concerns. Conviction of continued solid global gross domestic product (GDP) growth remains; however, inflation concerns and a higher-than-expected U.S. Federal budget have added to concerns of a potential overheating economy. We believe recent U.S. legislation passed by Congress, the large tax cuts and higher federal spending should increase capital expenditure and consumer spending, benefiting the economy as we move through 2018 and into 2019.

On the international front, European growth has accelerated, benefiting both the manufacturing and service sectors. Additionally, European growth has benefited risk assets in that region, which we believe are relatively attractively valued compared to U.S. equities generally. Global-based companies in Europe also benefited from increased emerging-market growth and higher commodity prices. Oil prices increased approximately 30% during the fiscal year. Chinese economic data improved through the year and the Chinese equity market performed well. That said, it seems trade war threats from the Trump administration have escalated, which is a situation we will continue to monitor going forward.

Portfolio strategy — hits and misses

The Fund outperformed its benchmark and Lipper peer group average for the fiscal year ended March 31, 2018. Strong stock selection and sector allocation drove relative outperformance as the Fund was positioned for reflation and a cyclical recovery, which occurred. Overweight allocations to the information technology, energy and industrials sectors as well as underweight allocations to the health care, consumer staples and telecommunication services sectors were the most helpful to performance for the period.

Strong stock selection was the largest aid to relative performance for the fiscal year. Select holdings in information technology, energy and consumer discretionary more than offset poor stock selection in health care, financials and materials. Top individual contributors to performance included Ubisoft Entertainment S.A. (gaming software), Paysafe Group Plc (electronic payments), DNO International ASA (energy and exploration), LUKOIL PJSC Sponsored ADR (Russian oil company) and Marine Harvest ASA (fish farming). Top individual detractors to performance included Koninklijke Ahold Delhaize N.V. (food retail), Vestas Wind Systems A/S (wind turbines) and Shire plc (biotechnology). The Fund no longer holds Paysafe Group Plc, DNO International ASA, Koninklijke Ahold Delhaize N.V. or Vestas Wind Systems.

The Fund's utilization of currency hedges (forward currency contracts) to the U.S. dollar detracted from performance as the U.S. dollar weakened against the Fund's hedges to the British pound and euro.

Positioning

As the fiscal year progressed, we had confidence that growth globally and in Europe (excluding the U.K.) would remain solid and deflation concerns would fade into reflation. As a result, the Fund slightly changed sector allocations during the fiscal year by adding to the materials sector and reducing its allocation to the financials sector. At fiscal year end, the Fund's largest sector overweights included information technology, industrials and energy, where we continue to find companies we believe provide good recovery potential or growth prospects. In our view, the Fund's underweight allocations to the financials, health care, consumer staples and materials sectors tend to have poor relative fundamentals.

In the industrials sector, we invested in companies we believe should benefit from the ongoing recovery in Europe and continued growth across the globe. In the information technology sector, we believe semiconductor chips for smart cars and additional automation offer the prospect of long-term growth. The Fund's underweight positions to the consumer staples and financials sectors are due to perceived slow top-line growth and limited pricing power.

The Fund's country allocations remained relatively unchanged over the course of the fiscal year. From a country allocation standpoint, we continue to be overweight in French stocks, as we believe that investor sentiment will improve as reforms lead to stronger growth from France's pro-reform President, Emmanuel Macron.

Outlook: Opportunities exist — some progress, but issues remain

We think global economic growth will remain moderate to strong as we move through 2018. We expect the U.S., Europe, China and certain other emerging markets to be the main engines of growth. We anticipate moderate earnings growth, relatively high valuations and a market environment with continued political and macroeconomic uncertainty in the U.S., Europe and Asia. We believe the largest market risks include a trade war between the U.S. and China as well as higher-than-expected inflation. Nevertheless, we find bonds are becoming less attractive relative to equities and we believe this trend will continue if global inflation reaccelerates. We expect the Fed to enact additional rate increases in 2018 and continue to shrink its balance sheet as planned. We believe the European Central Bank will begin to raise rates in 2019, while continuing to taper its purchase of bonds.

In Europe, political uncertainty has been less of an ongoing issue, while investors have seen the benefits of higher GDP growth via stronger earnings-per-share growth. In France, pro-business reformer President Macron pushed through labor reforms, and in Germany, Chancellor Merkel has formed a government with partners that are expected to be more pro-European Union reform. We believe the U.K. faces additional long-term headwinds stemming from Brexit, as unknowns and the resulting likely volatility may hurt its economy.

We continue to target sectors, countries and stocks we believe best reflect our economic outlook and that have solid and growing free cash flow. We believe the odds of a recession are low, as there has not been a boom in spending, excluding some property markets around the world, and the U.S. has a large tax cut that should encourage capital investment and consumer spending. In our view, the strongest long-term GDP growth should still occur in emerging markets and the U.S. due to better demographics. In an effort to capture this growth, we intend to continue investing in European multinationals with high revenue exposure to the U.S. and/or emerging markets.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments to hedge various market risks, including management of the Fund's exposure to various foreign currencies and the U.S. dollar through the use of forward contracts.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Industrials	19.5%
Financials	15.7%
Consumer Discretionary	11.6%
Energy	11.3%
Information Technology	11.3%
Consumer Staples	10.8%
Health Care	7.7%
Materials	5.8%
Telecommunication Services	2.9%
Utilities	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Country Weightings

Europe	96.7%
France	28.8%
United Kingdom	26.8%
Netherlands	10.5%
Germany	8.9%
Switzerland	5.2%
Russia	4.1%
Italy	3.6%
Ireland	3.6%
Other Europe	5.2%
Other	1.1%
North America	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	67/154	44
3 Year	61/127	48
5 Year	47/95	49
10 Year	46/66	69

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Royal Dutch Shell plc, Class A	Netherlands	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
ING Groep N.V., Certicaaten Van Aandelen	Netherlands	Financials	Diversified Banks
Ashtead Group plc	United Kingdom	Industrials	Trading Companies & Distributors
PJSC LUKOIL ADR	Russia	Energy	Integrated Oil & Gas
Ubisoft Entertainment S.A.	France	Information Technology	Home Entertainment Software
Prudential plc	United Kingdom	Financials	Life & Health Insurance
ENEL S.p.A.	Italy	Utilities	Electric Utilities
Thales	France	Industrials	Aerospace & Defense
Unilever N.V., Certicaaten Van Aandelen	United Kingdom	Consumer Staples	Personal Products

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy European Opportunities Fund, Class A Shares[1]	$11,038
MSCI Europe Index	$12,259

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	9.00%	10.47%	14.89%	13.12%	16.18%	16.34%	15.51%	15.88%
5-year period ended 3-31-18	5.50%	5.42%	6.08%	6.62%	7.29%	—	6.65%	7.00%
10-year period ended 3-31-18	0.99%	0.74%	0.95%	1.80%	2.19%	—	—	1.91%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	5.29%	6.74%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class share is closed to investment.

(6)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

IVY EUROPEAN OPPORTUNITIES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
France		
Consumer Discretionary – 6.2%		
Compagnie Generale des Etablissements Michelin, Class B	16	$ 2,397
LVMH Moet Hennessy – Louis Vuitton	12	3,736
Renault S.A.	45	5,510
Valeo S.A.	59	3,905
		15,548
Consumer Staples – 1.5%		
Danone S.A.	46	3,738
Energy – 2.9%		
Total S.A.	128	7,313
Financials – 1.5%		
BNP Paribas S.A.	50	3,676
Industrials – 10.8%		
Airbus SE	43	4,978
Compagnie de Saint-Gobain	71	3,737
Eiffage S.A.	28	3,190
Schneider Electric S.A.	52	4,579
Thales	48	5,794
Vinci	49	4,864
		27,142
Information Technology – 4.0%		
Cap Gemini S.A.	30	3,718
Ubisoft Entertainment S.A. (A)	75	6,385
		10,103
Telecommunication Services – 1.9%		
Orange S.A.	285	4,843
Total France – 28.8%		$72,363
Germany		
Consumer Discretionary – 1.7%		
adidas AG	17	4,185
Health Care – 1.5%		
Fresenius SE & Co. KGaA	50	3,831
Industrials – 3.0%		
Deutsche Post AG	80	3,508
KION Holding 1 GmbH	41	3,865
		7,373
Information Technology – 2.7%		
Infineon Technologies AG	134	3,599
SAP AG	31	3,296
		6,895
Total Germany – 8.9%		$22,284
Ireland		
Consumer Staples – 1.3%		
Glanbia plc	185	3,188

COMMON STOCKS (Continued)	Shares	Value
Health Care – 1.0%		
Medtronic plc	31	$ 2,446
Materials – 1.3%		
CRH plc	94	3,194
Total Ireland – 3.6%		$ 8,828
Italy		
Materials – 1.2%		
Buzzi Unicem S.p.A.	130	3,033
Utilities – 2.4%		
ENEL S.p.A.	969	5,932
Total Italy – 3.6%		$ 8,965
Netherlands		
Consumer Staples – 1.6%		
Heineken N.V.	37	3,944
Energy – 3.8%		
Royal Dutch Shell plc, Class A	304	9,606
Financials – 2.7%		
ING Groep N.V., Certicaaten Van Aandelen	401	6,775
Industrials – 1.0%		
Koninklijke Philips Electronics N.V., Ordinary Shares	67	2,558
Information Technology – 1.4%		
ASML Holding N.V., Ordinary Shares	18	3,510
Total Netherlands – 10.5%		$26,393
Norway		
Consumer Staples – 1.1%		
Marine Harvest ASA	143	2,895
Financials – 1.7%		
DNB ASA	217	4,278
Total Norway – 2.8%		$ 7,173
Russia		
Energy – 2.6%		
PJSC LUKOIL ADR	93	6,423
Financials – 1.5%		
Sberbank of Russia PJSC ADR	207	3,857
Total Russia – 4.1%		$10,280
South Africa		
Materials – 1.1%		
Mondi plc	101	2,707
Total South Africa – 1.1%		$ 2,707

COMMON STOCKS (Continued)	Shares	Value
Spain		
Consumer Discretionary – 1.0%		
Industria de Diseno Textil S.A.	84	$ 2,647
Financials – 1.4%		
Banco Santander S.A.	557	3,643
Total Spain – 2.4%		$ 6,290
Switzerland		
Financials – 2.0%		
UBS Group AG	283	4,986
Health Care – 1.7%		
Roche Holdings AG, Genusscheine	19	4,381
Information Technology – 1.5%		
STMicroelectronics N.V.	163	3,623
Total Switzerland – 5.2%		$12,990
United Kingdom		
Consumer Discretionary – 2.7%		
Bellway plc	59	2,525
GKN plc	649	4,207
		6,732
Consumer Staples – 5.3%		
British American Tobacco plc	78	4,492
Diageo plc	92	3,104
Unilever N.V., Certicaaten Van Aandelen	103	5,791
		13,387
Energy – 2.0%		
Tullow Oil plc (A)	1,834	5,056
Financials – 4.9%		
3i Group plc	203	2,454
HSBC Holdings plc	363	3,407
Prudential plc	247	6,174
		12,035
Health Care – 2.3%		
AstraZeneca plc	83	5,724
Industrials – 4.7%		
Ashtead Group plc	236	6,428
Weir Group plc (The)	185	5,185
		11,613
Information Technology – 1.7%		
JUST EAT plc (A)	424	4,156
Materials – 2.2%		
Anglo American plc	133	3,086
Rio Tinto plc	48	2,451
		5,537

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY EUROPEAN OPPORTUNITIES FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Telecommunication Services – 1.0%		
Vodafone Group plc	912	$ 2,495
Total United Kingdom – 26.8%		$ 66,735
United States		
Health Care – 1.2%		
Shire plc	58	2,867
Total United States – 1.2%		$ 2,867
TOTAL COMMON STOCKS – 99.0%		$247,875
(Cost: $204,374)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 1.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (B)	$4,486	$ 4,486
TOTAL SHORT-TERM SECURITIES – 1.8%		$ 4,486
(Cost: $4,486)		
TOTAL INVESTMENT SECURITIES – 100.8%		$252,361
(Cost: $208,860)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (C) – (0.8)%		(2,089)
NET ASSETS – 100.0%		$250,272

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(C)Cash of $280 has been pledged as collateral for OTC foreign forward currency contracts.

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	11,300	U.S. Dollar	14,014	7-5-18	State Street Global Markets	$10	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ —	$ 29,112	$ —
Consumer Staples	3,188	23,964	—
Energy	—	28,398	—
Financials	—	39,250	—
Health Care	2,446	16,803	—
Industrials	—	48,686	—
Information Technology	—	28,287	—
Materials	—	14,471	—
Telecommunication Services	—	7,338	—
Utilities	—	5,932	—
Total Common Stocks	$5,634	$242,241	$ —
Short-Term Securities	—	4,486	—
Total	$5,634	$246,727	$ —
Forward Foreign Currency Contracts	$ —	$ 10	$ —

During the year ended March 31, 2018, securities totaling $124,239 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipt
LIBOR = London Interbank Offered Rate
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)

Industrials	19.5%
Financials	15.7%
Consumer Discretionary	11.6%
Energy	11.3%
Information Technology	11.3%
Consumer Staples	10.8%
Health Care	7.7%
Materials	5.8%
Telecommunication Services	2.9%
Utilities	2.4%
Other+	1.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

(UNAUDITED)



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Ivy Global Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Beischel has been a manager of the Fund since 2008 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2018

Ivy Global Bond Fund (Class A shares at net asset value)	2.16%
Ivy Global Bond Fund (Class A shares with sales charge)	-3.70%

Benchmark(s) and/or Lipper Category

Bloomberg Barclays Multiverse Index (generally reflects the performance of the global bond market)	7.04%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.30%

Please note that Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.

Performance

The Ivy Global Bond Fund underperformed its Lipper average and its benchmark, the Bloomberg Barclays Multiverse Index, for the fiscal year ended March 31, 2018. The Fund's relative performance versus its benchmark and Lipper average was negatively impacted by the Fund's large weighting in the U.S. dollar. The U.S. dollar weakened over the course of the fiscal year versus the other major currencies. The Fund had a 96% weighting in the U.S. dollar; its lack of exposure in the euro, British pound, and Japanese yen hurt Fund performance, as those currencies appreciated 15.5%, 12.4%, and 4.95%, respectively against the U.S. dollar, as the market anticipated a less accommodative European Central Bank (ECB), Bank of England and Bank of Japan (BOJ).

The Fund's large weighting in corporate credit (approximately 71% of the Fund's portfolio) enhanced its performance relative to its benchmark, as the surprise victory in the U.S. Presidential election sent major reverberations throughout the fixed income markets. Trump's pro-growth policies on fiscal stimulus, tax reforms and reduced regulations allowed credit spreads to tighten with renewed hope of "animal spirits" being released, which we believe should translate into better economic growth. The Fund's holdings in corporate credit benefited from tightening credit spreads.

Improving Global Climate

The global synchronized economic recovery became more pronounced during the fiscal year, as the Federal Reserve (Fed) continued to normalize both interest rates and its balance sheet. In the United States, tax reform and less burdensome regulation supported another leg up in risk assets, with credit spreads sitting well below their historical average and equity prices grinding higher. The Fed's three rate hikes in 2017 and one hike in March 2018 have brought the Fed's policy rate to 1.75%. In the foreign exchange market, the trade-weighted U.S. dollar weakened through 2017, but has stabilized in the first quarter of 2018 as the market anticipates a more hawkish Fed in 2018. During the period, U.S. rates remained under pressure from the Federal Open Market Committee's tightening policy and inflationary concerns, with the recent fiscal stimulus and an economy at full employment.

The first quarter of 2018 witnessed an increase in volatility in equity markets with a significant correction in prices, as the market grew concerned about negative trade policies out of Washington. Credit spreads and interest rates remained relatively stable in this environment.

The ECB announced its quantitative easing tapering at its October 2017 meeting and the program began in January 2018. The era of lower rates, including negative rates and an ever-expanding balance sheet, is starting to wind down, as central banks are becoming less accommodating.

The BOJ stood idle and did not provide any future guidance regarding a change in direction with its monetary policy of targeting interest rates. Inflation forecasts suggest that while the BOJ might have overcome deflation, the 2% goal is still not on the horizon.

We think the fear of a hard landing in China is overdone. We believe there will be more of a managed slowdown, as capital controls come back with a tightening in the shadow banking system.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

We will continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. We believe that there will be more opportunities to redeploy liquidity due to the volatility associated with U.S. politics and the Fed's normalization of interest rates.

Looking ahead

We expect global growth to continue to increase over the course of the next fiscal year. The negative impact from the Great Recession has finally moderated. We believe this backdrop, combined with a significant corporate tax cut, reduced regulations, and a rising capacity utilization rate should support this growth.

Inflationary pressures are slowly starting to build, with unemployment rates now at 4.1% in the United States. The Trump Administration's policies regarding international trade and investments have emerged as an important source of downside risk for the global economy.

A comprehensive deal regarding Brexit before the U.K.'s economy starts losing steam seems unlikely. We believe delayed investment by companies in the U.K. and Brexit's negative impact on consumption should drive the economic slowdown.

Adjustments to the BOJ's Yield Curve Control may happen sooner than generally expected, as Japan's economy has been showing signs of increasing labor-market tightness.

Emerging market risk aversion has been consistently declining year-to-date. With attitudes toward emerging markets improving, we think valuations are becoming less attractive even though macro conditions remain firm. Concerns of rewriting the U.S. rules of engagement in global trade have investors concerned and have led to recent increases in volatility in emerging market stock prices.

The U.S. budget deficit is on the rise and will likely continue to increase with Trump's pro-growth policies. We expect Treasury supply will increase commensurately, and will be funded largely through Treasury-bill issuance.

Performance shown at net asset value does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

PORTFOLIO HIGHLIGHTS

IVY GLOBAL BOND FUND

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	2.3%
Energy	1.0%
Financials	1.0%
Utilities	0.3%
Bonds	94.8%
Corporate Debt Securities	56.7%
United States Government and Government Agency Obligations	23.6%
Other Government Securities	14.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

Quality Weightings

Investment Grade	57.4%
AA	24.6%
A	6.8%
BBB	26.0%
Non-Investment Grade	37.4%
BB	22.1%
B	10.7%
CCC	2.3%
Non-rated	2.3%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	5.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	159/191	83
3 Year	68/173	40
5 Year	84/159	53

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Country Weightings

North America	47.0%
United States	40.4%
Mexico	4.1%
Other North America	3.8%
Europe	21.6%
United Kingdom	6.7%
Netherlands	5.1%
Luxembourg	4.1%
Other Europe	5.7%
South America	14.8%
Columbia	4.9%
Argentina	4.4%
Brazil	3.8%
Other South America	1.7%
Pacific Basin	7.4%
Other	2.1%
Bahamas/Caribbean	2.5%
Middle East	0.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.9%

2018 ANNUAL REPORT 55

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



—— Ivy Global Bond Fund, Class A Shares[1]	$12,574
····· Bloomberg Barclays Multiverse Index	$13,322

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-3.70%	-2.49%	1.40%	2.43%	2.43%	1.76%	2.27%
5-year period ended 3-31-18	0.45%	0.71%	0.90%	1.91%	—	1.16%	1.66%
10-year period ended 3-31-18	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18[5]	2.32%	2.31%	2.16%	3.19%	1.53%	1.34%	2.94%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*4-4-08 for Class A shares, 4-4-08 for Class B shares, 4-4-08 for Class C shares, 4-4-08 for Class I shares, 7-31-14 for Class N shares, 12-19-12 for Class R shares and 4-4-08 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

IVY GLOBAL BOND FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Netherlands		
Energy – 0.9%		
Royal Dutch Shell plc, Class A	158	$ 4,999
Total Netherlands – 0.9%		$ 4,999
Panama		
Financials – 1.0%		
Banco Latinoamericano de Comercio Exterior S.A.	194	5,528
Total Panama – 1.0%		$ 5,528
United Kingdom		
Energy – 0.1%		
Seadrill Partners LLC	138	379
Total United Kingdom – 0.1%		$ 379
United States		
Utilities – 0.3%		
PPL Corp.	70	1,968
Total United States – 0.3%		$ 1,968
TOTAL COMMON STOCKS – 2.3%		$12,874
(Cost: $13,862)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.5%		
Pan American Energy LLC:		
7.875%, 5-7-21	$ 2,150	2,275
7.875%, 5-7-21 (A)	5,000	5,290
YPF Sociedad Anonima		
8.500%, 3-23-21 (A)	1,000	1,091
		8,656
Total Argentina – 1.5%		$ 8,656
Austria		
Consumer Staples – 0.5%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.)		
6.250%, 2-5-23 (A)	2,025	1,929
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.)		
7.750%, 10-28-20 (A)	1,050	1,082
		3,011
Total Austria – 0.5%		$ 3,011
Brazil		
Consumer Staples – 0.3%		
Cosan Ltd.		
5.950%, 9-20-24 (A)	1,575	1,596

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd.		
5.850%, 12-12-16 (A)(B)	$ 987	$ —*
Financials – 0.1%		
Banco Cruzeiro do Sul S.A.		
8.500%, 2-20-15 (A)(B)	9,000	451
Materials – 1.0%		
Fibria Overseas Finance Ltd.		
4.000%, 1-14-25	2,000	1,930
Vale Overseas Ltd.:		
4.625%, 9-15-20	2,100	2,177
6.250%, 8-10-26	1,850	2,072
		6,179
Utilities – 0.1%		
Aegea Finance S.a.r.l.		
5.750%, 10-10-24 (A)	500	495
Total Brazil – 1.5%		$ 8,721
British Virgin Islands		
Energy – 0.3%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7-30-18 (A)	1,600	1,560
5.250%, 7-30-18	213	207
		1,767
Total British Virgin Islands – 0.3%		$ 1,767
Canada		
Financials – 1.3%		
Canadian Imperial Bank of Commerce		
2.100%, 10-5-20	5,000	4,887
Royal Bank of Canada:		
2.500%, 1-19-21	750	739
4.650%, 1-27-26	1,500	1,546
		7,172
Total Canada – 1.3%		$ 7,172
Cayman Islands		
Industrials – 0.7%		
Guanay Finance Ltd.:		
6.000%, 12-15-20	252	257
6.000%, 12-15-20 (A)	3,521	3,593
		3,850
Materials – 0.9%		
Braskem Finance Ltd. (GTD by Braskem S.A.)		
5.750%, 4-15-21 (A)	2,000	2,086
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.)		
4.375%, 5-15-23 (A)	2,600	2,653
		4,739

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services – 0.9%		
Sable International Finance Ltd.		
6.875%, 8-1-22 (A)	$ 4,800	$ 5,040
Total Cayman Islands – 2.5%		$13,629
Chile		
Financials – 0.3%		
Banco Santander Chile		
2.500%, 12-15-20 (A)	1,600	1,564
Industrials – 1.1%		
LATAM Airlines Group S.A.		
7.250%, 6-9-20 (A)	5,800	6,117
Total Chile – 1.4%		$ 7,681
China		
Information Technology – 0.8%		
Alibaba Group Holding Ltd.:		
2.500%, 11-28-19	1,000	993
2.800%, 6-6-23	1,600	1,546
Tencent Holdings Ltd.		
2.985%, 1-19-23 (A)	1,800	1,754
		4,293
Total China – 0.8%		$ 4,293
Columbia		
Financials – 0.4%		
Banco de Bogota S.A.		
5.375%, 2-19-23 (A)	2,000	2,070
Utilities – 3.2%		
Emgesa S.A. E.S.P.		
8.750%, 1-25-21 (C)	COP 22,466,000	8,406
Empresas Publicas de Medellin E.S.P.		
8.375%, 2-1-21 (C)	25,238,000	9,333
		17,739
Total Columbia – 3.6%		$19,809
France		
Consumer Staples – 0.1%		
Pernod Ricard S.A.		
4.250%, 7-15-22 (A)	$ 750	773
Financials – 0.6%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	3,000	3,221
Total France – 0.7%		$ 3,994
India		
Industrials – 0.9%		
Adani Ports and Special Economic Zone Ltd.		
3.500%, 7-29-20 (A)	4,800	4,771

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials – 0.7%		
Vedanta Resources plc		
6.375%, 7-30-22 (A)	$3,500	$ 3,565
Total India – 1.6%		$ 8,336
Ireland		
Financials – 0.6%		
MTS International Funding Ltd.		
5.000%, 5-30-23 (A)	3,150	3,198
Telecommunication Services – 0.6%		
Mobile TeleSystems OJSC		
5.000%, 5-30-23	3,000	3,045
Total Ireland – 1.2%		$ 6,243
Japan		
Financials – 0.5%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	1,500	1,436
Mizuho Financial Group, Inc.		
3.170%, 9-11-27	1,500	1,408
		2,844
Total Japan – 0.5%		$ 2,844
Luxembourg		
Consumer Discretionary – 0.7%		
Altice S.A.		
7.625%, 2-15-25 (A)	4,500	3,848
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28 (A)	900	823
Financials – 1.7%		
Hidrovias International Finance S.a.r.l.		
5.950%, 1-24-25 (A)	430	426
OJSC Russian Agricultural Bank		
5.100%, 7-25-18 (A)	9,150	9,204
		9,630
Information Technology – 0.8%		
Atento Luxco 1 S.A.		
6.125%, 8-10-22 (A)	4,700	4,775
Total Luxembourg – 3.4%		$19,076
Mexico		
Consumer Discretionary – 0.3%		
Nemak S.A.B. de C.V.		
4.750%, 1-23-25 (A)	1,600	1,588
Consumer Staples – 0.5%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	2,950	3,055

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy – 0.1%		
Petroleos Mexicanos		
5.350%, 2-12-28 (A)	$ 500	$ 490
Financials – 0.8%		
Banco Santander S.A.		
4.125%, 11-9-22 (A)	2,850	2,843
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R.		
7.250%, 9-27-23 (A)	2,000	2,035
		4,878
Materials – 1.1%		
C5 Capital (SPV) Ltd. (3-Month U.S. LIBOR plus 428 bps)		
5.972%, 12-29-49 (A)(D)	6,600	6,443
Total Mexico – 2.8%		$16,454
Netherlands		
Consumer Discretionary – 1.4%		
Myriad International Holdings B.V.		
6.000%, 7-18-20 (A)	1,150	1,209
VTR Finance B.V.		
6.875%, 1-15-24 (A)	6,482	6,751
		7,960
Consumer Staples – 0.7%		
Marfrig Holdings (Europe) B.V.:		
6.875%, 6-24-19 (A)	1,500	1,528
8.000%, 6-8-23 (A)	2,350	2,365
		3,893
Energy – 1.0%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
4.875%, 3-17-20	4,875	4,973
8.375%, 5-23-21	656	747
		5,720
Financials – 0.6%		
Cooperatieve Rabobank U.A.		
3.875%, 2-8-22	1,800	1,838
Sigma Finance, Inc.		
4.875%, 3-27-28 (A)	1,400	1,396
		3,234
Utilities – 0.5%		
Majapahit Holding B.V.		
7.750%, 1-20-20 (A)	2,500	2,682
Total Netherlands – 4.2%		$23,489
Norway		
Energy – 0.4%		
Aker BP ASA		
6.000%, 7-1-22 (A)	1,900	1,961
Total Norway – 0.4%		$ 1,961

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Peru		
Financials – 0.1%		
BBVA Banco Continental S.A.		
3.250%, 4-8-18	$ 500	$ 499
Materials – 0.1%		
San Miguel Industrias PET S.A.		
4.500%, 9-18-22 (A)	750	748
Total Peru – 0.2%		$ 1,247
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9-30-20 (A)	1,221	1,252
Total Qatar – 0.2%		$ 1,252
Russia		
Materials – 0.7%		
Uralkali Finance Ltd.		
3.723%, 4-30-18 (A)	4,100	4,097
Total Russia – 0.7%		$ 4,097
Singapore		
Consumer Staples – 2.2%		
Olam International Ltd.		
7.500%, 8-12-20	11,650	12,306
Total Singapore – 2.2%		$12,306
Spain		
Financials – 1.1%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5-29-49	6,000	6,032
Total Spain – 1.1%		$ 6,032
Switzerland		
Financials – 0.3%		
Credit Suisse Group AG		
4.282%, 1-9-28 (A)	1,800	1,802
Total Switzerland – 0.3%		$ 1,802
United Arab Emirates		
Financials – 1.1%		
ICICI Bank Ltd.:		
4.800%, 5-22-19 (A)	2,000	2,032
3.500%, 3-18-20 (A)	4,275	4,271
		6,303
Total United Arab Emirates – 1.1%		$ 6,303

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Kingdom		
Consumer Staples – 0.4%		
Imperial Tobacco Finance plc 3.750%, 7-21-22 (A)	$ 2,300	$ 2,308
Financials – 5.9%		
ANZ New Zealand International Ltd. 3.450%, 1-21-28 (A)	1,300	1,262
Barclays plc 8.250%, 12-29-49	5,600	5,778
HSBC Holdings plc:		
4.041%, 3-13-28	1,900	1,897
5.625%, 12-29-49	4,300	4,343
State Bank of India:		
3.250%, 4-18-18 (A)	15,575	15,575
3.622%, 4-17-19 (A)	4,600	4,614
		33,469
Total United Kingdom – 6.3%		$35,777
United States		
Consumer Discretionary – 0.1%		
Vrio Finco 1 LLC and Vrio Finco 2, Inc. (GTD by Vrio Corp.) 6.250%, 4-4-23 (A)	1,000	1,010
Consumer Staples – 1.3%		
Anheuser-Busch Inbev S.A./N.V. (GTD by AB INBEV/BBR/COB) 2.650%, 2-1-21	2,000	1,984
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) 4.000%, 4-13-28	2,850	2,883
Bunge Ltd. Finance Corp. 3.500%, 11-24-20	2,500	2,508
		7,375
Energy – 0.6%		
Brand Energy & Infrastructure Services, Inc. 8.500%, 7-15-25 (A)	3,610	3,768
Financials – 5.0%		
Bank of America Corp. 3.593%, 7-21-28	3,175	3,082
BBVA Bancomer S.A. 6.500%, 3-10-21 (A)	1,750	1,859
Citigroup, Inc.:		
3.520%, 10-27-28	3,125	3,014
8.400%, 4-29-49	4,925	4,925
Diamond 1 Finance Corp. and Diamond 2 Finance Corp. 3.480%, 6-1-19 (A)	1,950	1,959
Goldman Sachs Group, Inc. (The) 3.814%, 4-23-29	2,600	2,553
Industrial and Commercial Bank of China Ltd. 2.957%, 11-8-22	750	732
JPMorgan Chase & Co. 3.540%, 5-1-28	2,132	2,082

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
TerraForm Global Operating LLC (GTD by Terra Form Global LLC) 6.125%, 3-1-26 (A)	$ 1,300	$ 1,310
Wells Fargo & Co. 4.300%, 7-22-27	3,000	3,014
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps) 5.895%, 3-29-49 (D)	4,225	4,285
		28,815
Health Care – 0.6%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	300	305
4.500%, 1-15-23 (A)	2,925	3,008
		3,313
Industrials – 2.0%		
Azul Investments LLP 5.875%, 10-26-24 (A)	3,150	3,099
BAE Systems Holdings, Inc. 2.850%, 12-15-20 (A)	2,225	2,204
TransDigm, Inc. (GTD by TransDigm Group, Inc.) 6.000%, 7-15-22	6,213	6,337
		11,640
Information Technology – 0.6%		
L-3 Communications Corp. 5.200%, 10-15-19	3,225	3,324
Materials – 1.4%		
BakerCorp International, Inc. 8.250%, 6-1-19	2,825	2,741
Hillman Group, Inc. (The) 6.375%, 7-15-22 (A)	4,995	4,820
		7,561
Real Estate – 2.5%		
Aircastle Ltd. 4.625%, 12-15-18	7,765	7,833
American Tower Corp. 3.400%, 2-15-19	6,500	6,523
		14,356
Telecommunication Services – 2.3%		
T-Mobile USA, Inc. 6.000%, 3-1-23	11,097	11,541
Verizon Communications, Inc. 2.625%, 2-21-20	1,765	1,757
		13,298
Total United States – 16.4%		$ 94,460
TOTAL CORPORATE DEBT SECURITIES – 56.7%		$320,412
(Cost: $337,792)		

OTHER GOVERNMENT SECURITIES (E)	Principal	Value
Argentina – 2.9%		
Aeropuertos Argentina 2000 S.A. 6.875%, 2-1-27 (A)	$ 1,075	$ 1,115
Province of Buenos Aires 9.950%, 6-9-21	7,050	7,843
Republic of Argentina 6.875%, 4-22-21	6,800	7,208
		16,166
Brazil – 2.3%		
Banco Nacional de Desenvolvimento Economico e Social 4.750%, 5-9-24 (A)	2,900	2,892
Federative Republic of Brazil 4.875%, 1-22-21	9,700	10,093
		12,985
Columbia – 1.3%		
Republic of Colombia 4.375%, 7-12-21	7,000	7,245
Indonesia – 1.8%		
Republic of Indonesia:		
3.750%, 4-25-22 (A)	7,000	7,011
2.950%, 1-11-23	3,500	3,378
		10,389
Luxembourg – 0.7%		
Rumo Luxembourg S.a.r.l. 7.375%, 2-9-24 (A)	3,550	3,799
Mexico – 1.3%		
United Mexican States 3.625%, 3-15-22	7,000	7,119
Poland – 0.2%		
Republic of Poland 5.125%, 4-21-21	1,250	1,328
Qatar – 1.0%		
Qatar Government Bond 2.375%, 6-2-21 (A)	5,800	5,609
Russia – 0.7%		
Russian Federation 3.500%, 1-16-19 (A)	4,200	4,212
Saudi Arabia – 0.4%		
Saudi Arabia Government Bond 2.375%, 10-26-21 (A)	2,250	2,167
South Africa – 0.9%		
Republic of South Africa 5.500%, 3-9-20	4,950	5,133
Turkey – 0.6%		
Turkey Government Bond 5.125%, 3-25-22	3,300	3,364

MARCH 31, 2018

OTHER GOVERNMENT SECURITIES (E) (Continued)	Principal	Value
United Kingdom – 0.3%		
Barclays plc		
4.337%, 1-10-28	$1,800	$ 1,780
United States – 0.1%		
Republic of Argentina		
5.625%, 1-26-22	750	761
TOTAL OTHER GOVERNMENT SECURITIES – 14.5%		**$82,057**

(Cost: $81,672)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
United States – 0.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO		
4.000%, 2-15-24 (F)	56	1
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index)		
3.364%, 5-25-45 (A)(D)	1,000	1,006
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10-1-35	406	426
Federal National Mortgage Association Fixed Rate Pass-Through Certificates		
5.000%, 3-1-22	25	26
		1,459
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		**$ 1,459**

(Cost: $1,445)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 23.3%		
U.S. Treasury Bonds		
2.250%, 11-15-25	$15,450	$ 14,945
U.S. Treasury Notes:		
3.500%, 5-15-20	1,980	2,027
2.625%, 11-15-20	4,500	4,527
2.125%, 8-15-21	1,200	1,187
1.125%, 9-30-21	4,000	3,820
1.250%, 10-31-21	7,500	7,186
1.750%, 11-30-21	7,200	7,015
1.875%, 1-31-22	3,000	2,931
1.750%, 5-15-22	2,925	2,838
1.875%, 9-30-22	4,000	3,886
1.875%, 10-31-22	3,000	2,914
1.375%, 6-30-23	11,000	10,344
1.625%, 10-31-23	10,000	9,487
2.125%, 3-31-24	11,000	10,679
2.125%, 9-30-24	16,700	16,151
1.500%, 8-15-26	7,500	6,803
2.000%, 11-15-26	4,000	3,770
2.375%, 5-15-27	5,100	4,944
2.250%, 8-15-27	4,500	4,312
2.250%, 11-15-27	12,000	11,486
		131,252
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 23.3%		**$131,252**

(Cost: $135,163)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (H) – 0.7%		
Kroger Co. (The)		
2.201%, 4-2-18	$ 1,770	$ 1,770
Sonoco Products Co.		
2.251%, 4-2-18	2,138	2,137
		3,907
Master Note – 1.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.980%, 4-5-18 (G)	6,966	6,966
TOTAL SHORT-TERM SECURITIES – 1.9%		**$ 10,873**

(Cost: $10,874)

TOTAL INVESTMENT SECURITIES – 99.0%		**$558,927**

(Cost: $580,808)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		5,398
NET ASSETS – 100.0%		**$564,325**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $196,435 or 34.8% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (COP – Columbian Peso).

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at March 31, 2018.

(H) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$ 379	$ 4,999	$ —
Financials	5,528	—	—
Utilities	1,968	—	—
Total Common Stocks	$7,875	$ 4,999	$ —
Corporate Debt Securities	—	320,412	—
Other Government Securities	—	82,057	—
United States Government Agency Obligations	—	1,459	—
United States Government Obligations	—	131,252	—
Short-Term Securities	—	10,873	—
Total	$7,875	$551,052	$ —

During the year ended March 31, 2018, securities totaling $2,277 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification

(as a % of net assets)	
United States Government and Government Agency Obligations	23.6%
Financials	21.4%
Other Government Securities	14.5%
Consumer Staples	6.2%
Materials	5.9%
Energy	5.1%
Industrials	4.7%
Utilities	4.1%
Telecommunication Services	3.8%
Consumer Discretionary	2.5%
Real Estate	2.5%
Information Technology	2.2%
Health Care	0.6%
Other+	2.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Robert E. Nightingale

Christopher J. Parker

Below, Robert E. Nightingale and Christopher Parker, CFA, portfolio managers of the Ivy Global Equity Income Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Nightingale has managed the Fund since its inception in June 2012, and has 22 years of industry experience. Mr. Parker was named portfolio manager to the Fund in February 2018 and has 22 years of industry experience. Effective February 26, 2018, the Ivy Dividend Opportunities Fund, managed by Mr. Parker, merged into the Ivy Global Equity Income Fund.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Global Equity Income Fund (Class A shares at net asset value)	13.44%
Ivy Global Equity Income Fund (Class A shares including sales load)	6.93%

Benchmark(s) and/or Lipper Category

MSCI World High Dividend Yield Index	8.04%
(generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent)	
Lipper Global Equity Income Funds Universe Average	8.59%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A year in review

Growth and optimism were the hallmarks of the past fiscal year in equity markets, with risk-on regions, sectors and factors generally outperforming globally. In general, global markets were up more than 10% (in U.S. dollars) with Japan and China as standout performers, while Australia and parts of Europe underperformed relative to other markets. A lack of volatility was enjoyed during the rather smooth market run in 2017, though volatility increased during the first quarter of 2018, partially stemming from trade war concerns. Conviction of continued solid global gross domestic product (GDP) growth remains; however, inflation concerns and a higher-than-expected U.S. Federal budget have added to concerns of a potential overheating economy. We believe recent U.S. legislation passed by Congress, the large tax cuts and higher federal spending should increase capital expenditure and consumer spending, benefiting the economy as we move through 2018 and into 2019.

On the international front, European growth has accelerated, benefiting both the manufacturing and service sectors. Additionally, European growth has benefited risk assets in that region, which we believe are relatively attractively valued compared to U.S. equities generally. Global-based companies in Europe also benefited from increased emerging-market growth and higher commodity prices. Oil prices increased approximately 30% over the fiscal year. Chinese economic data improved through the year and the Chinese equity market performed well. That said, it seems trade war threats from the Trump administration have escalated, which is a situation we will monitor going forward. Japan showed steady growth as Prime Minister Abe's third arrow of reform has taken hold along with continued easy monetary policy. Overall, we believe Asia looks to be on a solid growth trajectory.

Portfolio strategy — hits and misses

The Fund outperformed its benchmark and Lipper peer group average for the fiscal year ended March 31, 2018. Strong stock selection and sector allocation drove relative outperformance as the Fund was positioned for reflation and a cyclical recovery, which occurred. As compared to the benchmark, overweight allocations to the information technology and financials sectors, as well as underweight allocations to the consumer staples and telecommunication services sectors, were the most helpful to the Fund's performance during the period.

Strong stock selection was the largest aid to relative Fund performance for the fiscal year. Select holdings in consumer discretionary, energy, information technology, consumer staples and financials sectors more than offset poor stock selection in health care and utilities. Top individual contributors to performance included emerging-market holdings: ANTA Sports Products Ltd. (a Chinese sportswear company) and LUKOIL PJSC Sponsored ADR (a Russian oil company) as well as allocations to European holdings: Marine Harvest ASA (fish farming) and Enel S.p.a. (global utilities). U.S. holdings Microsoft Corp., Eastman Chemical Co. and Bank of America Corp. also benefited performance. Top individual detractors to performance were Wells Fargo & Company and GlaxoSmithKline plc. The Fund no longer has allocations to these two stocks as well as to Bank of America Corp.

The Fund's utilization of currency hedges (forward currency contracts) to the U.S. dollar detracted from performance as the U.S. dollar weakened against most major currencies. At fiscal year end, the Fund maintained a small euro hedge back to the U.S. dollar.

The Fund's overweight allocations to emerging markets aided relative performance to its benchmark, while its overweight allocation to Europe relative to the U.S. hurt performance. In our view, U.S. dividend stocks remained relatively more expensive than comparable international stocks over the course of the year. As such, we purchased European stocks we believed possessed cheaper valuations, higher dividend yields and similar earnings growth. Many of the European companies owned by the Fund have higher embedded emerging-markets exposure, which we expect could fuel stronger earnings and dividend growth compared to U.S.-based companies. That said, stock selection in both the U.S. and Europe was strong.

The merger of the Ivy Dividend Opportunities Fund into the Ivy Global Equity Income Fund in February 2018 resulted in temporary distortions to the Fund's geographic and sector allocations, though the merger had no material impact on overall Fund performance.

Fund positioning

As the fiscal year progressed, global growth accelerated and deflation concerns faded into reflation concerns. As a result, the Fund increased exposure to the more cyclically oriented industrials and materials sectors, while reducing exposure to the consumer staples and consumer discretionary sectors. At fiscal year end, the Fund's largest sector overweights included energy, industrials, materials and financials, where we continue to find companies we believe provide good dividend yield, recovery potential (higher rates and energy prices) and/or growth prospects. In our view, the Fund's underweight allocations to consumer staples, consumer discretionary, utilities and telecommunications relative to the benchmark tend to have either poor fundamentals or high relative valuations.

Over the fiscal year, the Fund lowered its exposure to the U.K. and the Eurozone, while increasing exposure to the U.S., Asia and emerging markets. At fiscal year end, the Fund's largest overweights included Europe (despite the reduction over the year) and emerging markets, while the allocation to the U.S. (despite the increased allocation) remained below benchmark weight. We believe European growth will continue and political fears will slowly subside over the next year, which should bode well for the region and should result in an increase in investor interest. The Fund has maintained its overweight allocation in France, as we continue to find what we believe to be high-quality firms that pay good dividends as well as offer recovery or growth potential. The Fund has maintained allocations to India, China and Hong Kong, where we believe the growth outlook remains bright, at the expense of Australia.

As calendar year 2018 progresses, we intend to maintain the Fund's overweight allocation to more cyclical and growth companies that we believe have sound dividends relative to lower growth, bond-proxy companies. We expect the U.S. Federal Reserve (Fed) to continue to raise rates, which should make bond-proxy securities less attractive.

Outlook — Opportunities exist, but issues remain

We think global economic growth will remain moderate to strong as we move through 2018. We expect the U.S., Europe, China and certain other emerging markets to be the main engines of growth. We anticipate moderate earnings growth, relatively high valuations and a market environment with continued political and macroeconomic uncertainty in the U.S., Europe and Asia. We believe the largest market risks include a trade war between the U.S. and China, as well as higher-than-expected inflation. In our view, bonds are becoming less attractive relative to equities, and we believe this trend will continue if global inflation reaccelerates. We expect the Fed to enact additional rate increases in 2018 and continue to shrink its balance sheet as planned.

In Europe, political uncertainty has been less of an ongoing issue, while investors have seen the benefits of higher GDP growth via stronger earnings-per-share growth. In France, pro-business reformer Emmanuel Macron pushed through labor reforms, and in Germany, Chancellor Merkel has formed a government with partners that will be more pro-European Union reform. We feel the U.K. faces additional long-term headwinds stemming from Brexit, as unknowns and the likely volatility may hurt its economy.

Currently, China is in a steady growth pattern with private sector spending offsetting some slowing of public spending. Besides GDP growth, the government is concerned about housing price rises (affordable housing) and controlling pollution. We believe any economic slowdown will be countered by additional fiscal or monetary easing. China is still in a multi-year rebalancing to a more consumer-based economy. In our view, these changes could have lasting impacts throughout the global marketplace in shaping GDP growth, commodity prices and multinational profits. The country has strong top-down leadership and its massive Silk Road Project (linking China via rail, road or ports to a multitude of trading partners in Asia and Africa) will help sustain growth in the region.

We continue to target sectors, countries and stocks we believe best reflect our economic outlook and that have solid and growing free cash flow. We believe the odds of a recession are low, as there has not been a boom in spending, excluding some property markets around the world, and the U.S. has a large tax cut that should encourage capital investment and consumer spending. In our view, the strongest long-term GDP growth should still occur in emerging markets and the U.S. due to better demographics. In an effort to capture this growth, we intend to continue investing the Fund in European multinationals with high revenue exposure to the U.S. and/or emerging markets. As always, we remain focused on companies with better business models that also have solid dividend yields.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These risks are magnified in emerging markets.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.9%
Financials	16.1%
Industrials	13.3%
Energy	12.9%
Health Care	12.9%
Information Technology	11.1%
Materials	10.1%
Consumer Staples	9.7%
Consumer Discretionary	4.9%
Utilities	4.6%
Telecommunication Services	3.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Country Weightings

North America	46.4%
United States	42.4%
Canada	4.0%
Europe	41.9%
United Kingdom	11.5%
France	10.7%
Netherlands	5.5%
Switzerland	4.5%
Other Europe	9.7%
Pacific Basin	9.7%
Other	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.1%

Lipper Rankings

Category: Lipper Global Equity Income Funds	Rank	Percentile
1 Year	12/167	8
3 Year	72/139	52
5 Year	31/117	27

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Intel Corp.	United States	Information Technology	Semiconductors
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Royal Dutch Shell plc, Class A	Netherlands	Energy	Integrated Oil & Gas
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Eastman Chemical Co.	United States	Materials	Diversified Chemicals
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
United Technologies Corp.	United States	Industrials	Aerospace & Defense
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY GLOBAL EQUITY INCOME FUND

(UNAUDITED)



| | Ivy Global Equity Income Fund, Class A Shares[1] | $16,755 |
| | MSCI World High Dividend Yield Index | $17,775 |

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	6.93%	8.81%	12.80%	—	13.88%	14.07%	13.20%	13.57%
5-year period ended 3-31-18	6.53%	6.94%	7.11%	—	8.18%	—	7.49%	7.92%
10-year period ended 3-31-18	—	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18[5]	9.27%	9.55%	9.68%	-5.83%	10.78%	5.97%	8.09%	10.51%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*6-4-12 for Class A shares, 6-4-12 for Class B shares, 6-4-12 for Class C shares, 2-26-18 for Class E shares, 6-4-12 for Class I shares, 7-31-14 for Class N shares, 12-19-12 for Class R shares and 6-4-12 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.8%		
Suncor Energy, Inc.	580	$ 20,043
Financials – 2.2%		
Bank of Montreal	259	19,572
Royal Bank of Canada	56	4,326
		23,898
Total Canada – 4.0%		$ 43,941
China		
Consumer Discretionary – 0.4%		
ANTA Sports Products Ltd.	765	3,905
Energy – 1.7%		
CNOOC Ltd.	12,568	18,609
Total China – 2.1%		$ 22,514
France		
Consumer Discretionary – 0.9%		
LVMH Moet Hennessy – Louis Vuitton	30	9,276
Energy – 2.5%		
Total S.A.	467	26,795
Financials – 2.0%		
BNP Paribas S.A.	300	22,233
Industrials – 4.1%		
Compagnie de Saint-Gobain	186	9,816
Schneider Electric S.A.	259	22,784
Vinci	119	11,738
		44,338
Telecommunication Services – 1.2%		
Orange S.A.	720	12,245
Total France – 10.7%		$114,887
Germany		
Industrials – 1.0%		
Deutsche Post AG	251	11,011
Total Germany – 1.0%		$ 11,011
Hong Kong		
Financials – 0.9%		
BOC Hong Kong (Holdings) Ltd.	2,008	9,849
Utilities – 1.5%		
Beijing Enterprises Water Group Ltd.	12,346	6,946
Guangdong Investment Ltd.	5,765	9,133
		16,079
Total Hong Kong – 2.4%		$25,928

COMMON STOCKS (Continued)	Shares	Value
India		
Financials – 0.9%		
Indiabulls Housing Finance Ltd.	482	$ 9,235
Total India – 0.9%		$ 9,235
Ireland		
Health Care – 1.3%		
Medtronic plc	177	14,167
Materials – 0.8%		
CRH plc	277	9,368
Total Ireland – 2.1%		$23,535
Italy		
Utilities – 1.8%		
ENEL S.p.A.	3,283	20,092
Total Italy – 1.8%		$20,092
Japan		
Information Technology – 0.8%		
Tokyo Electron Ltd.	50	9,268
Telecommunication Services – 1.0%		
Nippon Telegraph and Telephone Corp.	239	11,127
Total Japan – 1.8%		$20,395
Malaysia		
Financials – 0.9%		
Bumiputra-Commerce Holdings Berhad	5,008	9,319
Total Malaysia – 0.9%		$ 9,319
Netherlands		
Energy – 3.2%		
Royal Dutch Shell plc, Class A	1,082	34,234
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen	778	13,121
Industrials – 1.1%		
Koninklijke Philips Electronics N.V., Ordinary Shares	297	11,378
Total Netherlands – 5.5%		$58,733
Norway		
Consumer Staples – 0.9%		
Marine Harvest ASA	473	9,562
Total Norway – 0.9%		$ 9,562

COMMON STOCKS (Continued)	Shares	Value
Russia		
Energy – 1.2%		
PJSC LUKOIL ADR	185	$ 12,760
Financials – 1.3%		
Sberbank of Russia PJSC ADR	730	13,634
Total Russia – 2.5%		$26,394
Singapore		
Financials – 1.0%		
DBS Group Holdings Ltd.	513	10,840
Total Singapore – 1.0%		$10,840
South Africa		
Materials – 0.9%		
Mondi plc	360	9,665
Total South Africa – 0.9%		$ 9,665
South Korea		
Information Technology – 0.7%		
Samsung Electronics Co. Ltd.	3	7,477
Total South Korea – 0.7%		$ 7,477
Spain		
Financials – 1.3%		
Banco Santander S.A.	2,178	14,255
Total Spain – 1.3%		$14,255
Switzerland		
Consumer Staples – 2.5%		
Nestle S.A., Registered Shares	351	27,755
Health Care – 2.0%		
Roche Holdings AG, Genusscheine	96	22,091
Total Switzerland – 4.5%		$49,846
United Kingdom		
Consumer Discretionary – 1.6%		
Bellway plc	187	7,994
GKN plc	1,558	10,101
		18,095
Consumer Staples – 3.1%		
British American Tobacco plc	91	5,255
Unilever N.V., Certicaaten Van Aandelen	117	6,619
Unilever plc	386	21,420
		33,294
Financials – 2.4%		
3i Group plc	729	8,794
HSBC Holdings plc	452	4,240
Prudential plc	533	13,322
		26,356

MARCH 31, 2018

COMMON STOCKS (Continued)	Shares	Value
Health Care – 1.2%		
AstraZeneca plc	191	$ 13,095
Materials – 2.1%		
Anglo American plc	404	9,411
Rio Tinto plc	272	13,823
		23,234
Telecommunication Services – 1.1%		
Vodafone Group plc	4,401	12,041
Total United Kingdom – 11.5%		$126,115
United States		
Consumer Discretionary – 2.0%		
Home Depot, Inc. (The)	125	22,244
Consumer Staples – 3.2%		
Philip Morris International, Inc.	150	14,925
Wal-Mart Stores, Inc.	217	19,298
		34,223
Energy – 2.5%		
Chevron Corp. (A)	238	27,102
Financials – 2.0%		
JPMorgan Chase & Co.	98	10,781
KeyCorp	550	10,748
		21,529
Health Care – 8.4%		
AbbVie, Inc.	216	20,440

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Johnson & Johnson (A)	288	$ 36,846
Pfizer, Inc.	948	33,656
		90,942
Industrials – 7.1%		
Eaton Corp.	272	21,700
Lockheed Martin Corp.	85	28,728
United Technologies Corp.	215	27,108
		77,536
Information Technology – 9.6%		
Broadcom Corp., Class A	102	24,142
Cypress Semiconductor Corp.	635	10,772
Intel Corp. (A)	811	42,262
Microsoft Corp. (A)	293	26,722
		103,898
Materials – 6.3%		
Dow Chemical Co. (The)	407	25,936
Eastman Chemical Co.	276	29,093
WestRock Co.	198	12,677
		67,706
Utilities – 1.3%		
Exelon Corp.	358	13,981
Total United States – 42.4%		$ 459,161
TOTAL COMMON STOCKS – 98.9%		$1,072,905
(Cost: $943,917)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.4%		
Diageo Capital plc (GTD by Diageo plc)		
2.211%, 4-3-18	$4,000	$ 3,999
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
1.980%, 4-5-18 (C)	3,530	3,530
Municipal Obligations – 0.1%		
Minneapolis, MN, Hsng Dev, Rfdg Rev Bonds (One Ten Grant Proj), Ser 1989 (GTD by FNMA) (BVAL plus 8 bps)		
1.650%, 4-7-18 (C)	1,000	1,000
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate)		
1.810%, 4-7-18 (C)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 1.1%		$ 11,529
(Cost: $11,529)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,084,434
(Cost: $955,446)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		77
NET ASSETS – 100.0%		$ 1,084,511

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $320 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(B) Rate shown is the yield to maturity at March 31, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	13,100	U.S. Dollar	16,246	7-5-18	State Street Global Markets	$12	$—

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 22,244	$ 31,276	$ —
Consumer Staples	34,223	70,611	—
Energy	47,145	92,398	—
Financials	45,427	128,842	—
Health Care	105,109	35,186	—
Industrials	77,536	66,727	—
Information Technology	103,898	16,745	—
Materials	67,706	42,267	—
Telecommunication Services	—	35,413	—
Utilities	13,981	36,171	—
Total Common Stocks	$517,269	$555,636	$ —
Short-Term Securities	—	11,529	—
Total	$517,269	$ 567,165	$ —
Forward Foreign Currency Contracts	$ —	$ 12	$ —

During the year ended March 31, 2018, securities totaling $135,497 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Benchmark Curve
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Financials	16.1%
Industrials	13.3%
Energy	12.9%
Health Care	12.9%
Information Technology	11.1%
Materials	10.1%
Consumer Staples	9.7%
Consumer Discretionary	4.9%
Utilities	4.6%
Telecommunication Services	3.3%
Other+	1.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Global Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Ms. Ross has 22 years of industry experience and has managed the Fund since August 2014.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Global Growth Fund (Class A shares at net asset value)	17.92%
Ivy Global Growth Fund (Class A shares including sales load)	11.14%

Benchmark(s) and/or Lipper Category

MSCI World Index (generally reflects the performance of securities markets around the world)	13.59%
Lipper Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.13%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A year in review

Global equity markets posted strong positive returns for the fiscal year ended March 31, 2018, as investor optimism for solid global economic growth drove markets broadly higher. Growth stocks materially outperformed value stocks during the twelve months, though both posted strong positive returns.

Emerging markets performed very well during the 12-month window despite concerns of escalating trade war risk, as well as Russian sanctions dampening emerging-market strength towards fiscal year end. China was a stand-out performer, up more than 40% in the period. Among developed markets, Japan performed well, while the U.S. was middling of the group — slightly underperforming the Fund's benchmark. Performance throughout Europe was mixed, with gains in European markets primarily stemming from currency effects. The euro appreciated nearly 15% during the fiscal year. At the sector level, the information technology sector continued to be a strong driver of market returns, posting the strongest sector performance in the period. The consumer discretionary, financials, materials and industrials sectors also performed well. On the other hand, the consumer staples, energy and other defensive-oriented sectors, including real estate, utilities and health care, underperformed.

Performance and positioning for the year

The Fund outperformed its benchmark, but underperformed its Lipper peer group average for the fiscal year. Relative to its benchmark, both sector allocation and stock selection aided outperformance. The information technology sector was a significant driver of the outperformance as the Fund benefited from the overweight allocation to that strong-performing sector, as well as strong stock selection. Exposure to global internet retailing and social media stocks Alibaba Group Holding Ltd. ADR, Tencent Holdings Ltd. and Amazon.com, Inc., as well as payment companies Visa, Inc. and MasterCard, Inc., Class A helped drive relative outperformance in the information technology sector. The Fund also benefited from strong stock selection in the financials sector, though this was more than offset by poor stock selection in the health care and energy sectors. Top individual detractors from performance included Celgene Corp., ProSiebenSat. 1 Media SE, Halliburton Co. and Allergan Plc. The Fund no longer holds Celgene Corp., ProSiebenSat. 1 Media SE or Allergan Plc.

We continue to maintain the Fund's overweight allocation in information technology stocks, but have been trimming some historically strong performers in the sector that we believe may face slowing earnings growth. We have modestly added to our exposure in health care as we see attractive relative value opportunities in the sector. Geographically, the Fund remains overweight in China and India, and during the period, we modestly increased exposure to the U.S. on expectations for relative earnings strength.

Outlook

Generally, economic growth remains relatively solid, particularly in the U.S. which is benefiting from tax cuts and likely improving domestic consumption as a result. Japan remains stable, with increasing hopes of healthy inflation, while European growth has modestly slowed. We believe growth in China is unlikely to accelerate further, but valuations in some parts of the market still look attractive.

In our view, an area of concern is the increasing probability of trade skirmishes that could add volatility and uncertainty to markets, as well as negatively impact multinationals. Raw material sourcing for many industries is on a global scale, and even companies with largely domestic end-markets could experience cost escalation and other disruptions from the increasing trade disputes. While we are hopeful the issue will remain contained, we continue to closely monitor the possible impact on holdings. We continue to believe sustainable growth stocks with strong barriers to entry can outperform in the current environment of stable global economic growth.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Growth Fund.

PORTFOLIO HIGHLIGHTS

IVY GLOBAL GROWTH FUND

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	**97.6%**
Information Technology	32.4%
Consumer Discretionary	19.3%
Financials	15.7%
Industrials	11.8%
Health Care	10.4%
Energy	4.8%
Consumer Staples	3.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.4%**

Country Weightings

North America	**53.2%**
United States	52.4%
Other North America	0.8%
Pacific Basin	**24.0%**
China	10.4%
Japan	8.7%
Other Pacific Basin	4.9%
Europe	**20.4%**
France	7.3%
United Kingdom	3.8%
Other Europe	9.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.4%**

Lipper Rankings

Category: Lipper Global Large-Cap Growth Funds	Rank	Percentile
1 Year	89/141	63
3 Year	103/118	87
5 Year	84/96	87
10 Year	51/57	88

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
MasterCard, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Airbus SE	France	Industrials	Aerospace & Defense
Microsoft Corp.	United States	Information Technology	Systems Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Adobe Systems, Inc.	United States	Information Technology	Application Software
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance
Alibaba Group Holding Ltd. ADR	China	Information Technology	Internet Software & Services
Facebook, Inc., Class A	United States	Information Technology	Internet Software & Services
Prudential plc	United Kingdom	Financials	Life & Health Insurance

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Global Growth Fund, Class A Shares[1]	$14,397
MSCI World Index	$17,738

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	11.14%	12.79%	16.99%	15.22%	18.27%	18.45%	17.58%	17.96%
5-year period ended 3-31-18	6.97%	6.99%	7.43%	7.97%	8.64%	—	8.00%	8.35%
10-year period ended 3-31-18	3.71%	3.47%	3.43%	4.31%	4.71%	—	—	4.46%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	6.57%	7.97%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class share is closed to investment.

(6)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Canada		
Energy – 0.8%		
Seven Generations Energy Ltd., Class A (A)	635	$ 7,880
Total Canada – 0.8%		$ 7,880
China		
Consumer Discretionary – 1.1%		
Gree Electric Appliances, Inc. of Zhuhai, A Shares	1,516	11,444
Financials – 4.5%		
China Construction Bank Corp.	14,058	14,684
Ping An Insurance (Group) Co. of China Ltd., H Shares	2,923	30,138
		44,822
Information Technology – 4.8%		
Alibaba Group Holding Ltd. ADR (A)	162	29,811
Tencent Holdings Ltd.	328	17,585
		47,396
Total China – 10.4%		$103,662
France		
Consumer Staples – 0.7%		
Pernod Ricard S.A.	42	6,962
Energy – 1.7%		
Total S.A. ADR	289	16,699
Industrials – 4.9%		
Airbus SE	421	48,685
Total France – 7.3%		$ 72,346
Germany		
Health Care – 1.6%		
Fresenius SE & Co. KGaA	204	15,629
Total Germany – 1.6%		$ 15,629
Hong Kong		
Consumer Discretionary – 1.5%		
Galaxy Entertainment Group	1,578	14,484
Total Hong Kong – 1.5%		$ 14,484
India		
Financials – 3.4%		
HDFC Bank Ltd.	623	18,149
Housing Development Finance Corp. Ltd.	545	15,347
		33,496
Total India – 3.4%		$ 33,496

COMMON STOCKS (Continued)	Shares	Value
Italy		
Consumer Discretionary – 1.9%		
Ferrari N.V.	161	$ 19,382
Total Italy – 1.9%		$19,382
Japan		
Consumer Discretionary – 5.6%		
Isuzu Motors Ltd.	1,290	19,769
Start Today Co. Ltd.	786	20,465
Subaru Corp.	452	14,946
		55,180
Industrials – 3.1%		
Dakin Industries Ltd.	115	12,809
Recruit Holdings Co. Ltd.	706	17,682
		30,491
Total Japan – 8.7%		$ 85,671
Netherlands		
Consumer Staples – 0.5%		
Heineken N.V.	46	4,948
Industrials – 1.4%		
Koninklijke Philips Electronics N.V., Ordinary Shares	370	14,159
Information Technology – 0.3%		
ASML Holding N.V., NY Registry Shares	17	3,364
Total Netherlands – 2.2%		$ 22,471
Sweden		
Financials – 1.2%		
Swedbank AB	525	11,787
Total Sweden – 1.2%		$ 11,787
Switzerland		
Industrials – 2.4%		
Adecco S.A.	334	23,761
Total Switzerland – 2.4%		$ 23,761
United Kingdom		
Consumer Staples – 1.1%		
British American Tobacco plc	188	10,883
Financials – 2.7%		
Prudential plc	1,082	27,039
Total United Kingdom – 3.8%		$37,922
United States		
Consumer Discretionary – 9.2%		
Amazon.com, Inc. (A)	25	36,262
Home Depot, Inc. (The)	149	26,578
Lowe's Co., Inc.	130	11,442

COMMON STOCKS (Continued)	Shares	Value
Consumer Discretionary (Continued)		
Marriott International, Inc., Class A	132	$ 18,000
		92,282
Consumer Staples – 0.9%		
Kraft Foods Group, Inc.	153	9,529
Energy – 2.3%		
Halliburton Co.	289	13,568
Schlumberger Ltd.	149	9,678
		23,246
Financials – 3.9%		
CME Group, Inc.	160	25,917
Goldman Sachs Group, Inc. (The) . . .	50	12,586
		38,503
Health Care – 8.8%		
Alexion Pharmaceuticals, Inc. (A) . . .	196	21,863
HCA Holdings, Inc.	213	20,623
Incyte Corp. (A)	54	4,499
Thermo Fisher Scientific, Inc.	94	19,395
UnitedHealth Group, Inc.	101	21,610
		87,990
Information Technology – 27.3%		
Adobe Systems, Inc. (A)	142	30,623
Alphabet, Inc., Class C (A)	11	11,574
Arista Networks, Inc. (A)	46	11,629
Broadcom Corp., Class A	74	17,492
Cognizant Technology Solutions Corp., Class A	295	23,752
Facebook, Inc., Class A (A)	176	28,128
MasterCard, Inc., Class A	281	49,253
Microsoft Corp.	470	42,874
PayPal, Inc. (A)	267	20,263
Visa, Inc., Class A	304	36,341
		271,929
Total United States – 52.4%		$523,479
TOTAL COMMON STOCKS – 97.6%		$ 971,970

(Cost: $718,753)

SCHEDULE OF INVESTMENTS IVY GLOBAL GROWTH FUND *(in thousands)*

MARCH 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.3%		
Wisconsin Electric Power Co. 1.990%, 4-2-18	$2,790	$2,789
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (C)	4,628	4,628

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 0.7%	$ 7,417
(Cost: $7,418)	
TOTAL INVESTMENT SECURITIES – 98.3%	$979,387
(Cost: $726,171)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.7%	16,437
NET ASSETS – 100.0%	$995,824

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 92,282	$100,490	$ —
Consumer Staples	16,491	15,831	—
Energy	47,825	—	—
Financials	38,503	117,144	—
Health Care	87,990	15,629	—
Industrials	—	117,096	—
Information Technology	305,104	17,585	—
Total Common Stocks	$588,195	$383,775	$ —
Short-Term Securities	—	7,417	—
Total	$588,195	$ 391,192	$ —

During the year ended March 31, 2018, securities totaling $78,848 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)	
Information Technology	32.4%
Consumer Discretionary	19.3%
Financials	15.7%
Industrials	11.8%
Health Care	10.4%
Energy	4.8%
Consumer Staples	3.2%
Other+	2.4%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



W. Jeffery Surles

Below, W. Jeffery Surles, CFA, Ivy Global Income Allocation Fund manager, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Surles has managed the Fund since June 2012 and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Global Income Allocation Fund (Class A shares at net asset value)	5.45%
Ivy Global Income Allocation Fund (Class A shares including sales load)	-0.61%

Benchmark(s) and/or Lipper Category

Bloomberg Barclays Multiverse Index (generally reflects the performance of fixed-income securities that represent the global bond market)	7.04%
MSCI World High Dividend Yield Index (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent)	8.04%
60% MSCI World High Dividend Yield / 40% Barclays Multiverse Index (generally reflects the performance of equities (excluding real estate investment trusts) with higher-than-average dividend yields that are both sustainable and persistent and fixed-income securities that represent the global bond market)	7.70%
Lipper Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.30%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Multiple indexes are present because the Fund invests in multiple asset classes.

Market review

Over the course of the fiscal year, equities provided solid returns with most major global indices posting positive results. International markets performed similarly to U.S. markets, mainly due to the weak U.S. dollar. This was a decided change, as U.S. markets had been outpacing their foreign counterparts for several years. In general, equity returns were tempered near the end of the fiscal year as markets pulled back over global trade fears. Trade fears also introduced a substantial amount of volatility back into the markets.

Global fixed-income markets provided reasonable returns despite a number of challenges. Given the absolute low level of interest rates, we believe it would have been hard to predict the Fund's fixed-income benchmark index would provide a high, single-digit return, especially given the U.S. Federal Reserve's (Fed) interest rate increases. The weak U.S. dollar made currency adjusted returns attractive around the globe. Additionally, credit markets continued to perform well.

Fund performance

The Fund underperformed its blended benchmark index and Lipper peer group average for the fiscal year. The Fund generally underperformed during the year when the market was concerned with the pace at which the Fed would raise interest rates, and outperformed when volatility, stemming from trade war fears and global economic growth concerns increased. Underperformance was primarily driven by the equity portion of the Fund and currency hedging. Currency hedges to the U.S. dollar detracted from performance as the U.S. dollar weakened over the course of the year. We had been investing under the thesis that Fed rate hikes, as well as a strong U.S. economy, would result in a strengthening U.S. dollar. At the end of the period, the Fund reduced its position in currency hedges, though some currency contracts remain as we believe they act as an important diversifier and risk management tool within the Fund.

The Fund was slightly overweight equities during the vast majority of the fiscal year which helped performance. That said, poor sector and country allocations detracted from Fund performance. Allocations to the real estate, consumer discretionary, consumer staples and health care sectors were all problematic for the Fund. In particular, poor stock selection in the health care sector drove relative declines. We have made the decision to considerably underweight this sector going forward. Select holdings in the consumer staples sector drove relative declines as tobacco companies Philip Morris International, Inc. and Imperial Tobacco Group plc performed poorly. Our overweight allocations to the financials and energy sectors benefited performance. In addition, allocations to Intel Corp. and Texas Instruments, Inc. within the information technology sector aided performance, both of which provided good earnings growth and paid a solid dividend. On the country level, the Fund's allocation to the U.K., France and Japan hurt performance. Despite the Fund's underweight allocation to the U.K. stemming from Brexit concerns, poor stock selection in that region detracted from performance. On the other hand, allocations to Germany, Italy and Norway were additive to performance. In Italy, Fund holding Banca Intesa S.p.A. was a standout performer, and Norwegian holding Aker BP ASA was a large relative contributor to performance for the fiscal year.

The fixed-income portion of the Fund outperformed its benchmark during the fiscal year. The Fund's bias toward credit continued throughout the year and was beneficial to performance. An allocation to New Cotai Capital Corp. proved to be a banner performer. Our bias for high-coupon, shorter call securities in the subordinated bank debt market also proved beneficial, with multiple positions adding to performance. We chose to take and manage credit risk to generate returns rather than to try to make calls on the direction of longer term interest rates. This strategy helped us mitigate some of the volatility seen during the year in longer term interest rates. The Fund's performance was negatively impacted by credit selection in high-yield telecommunications space, where holdings Frontier Communications Corp. and Altice S.A. underperformed. Despite the poor performance, we still hold those securities and believe the fundamental cash generation of each credit is underappreciated by the market.

Outlook and Fund positioning

We expect the recent uptick in volatility, stemming from trade war fears during the last quarter of the fiscal year, to continue. Usually, this would mean a shift towards a higher fixed-income weighting for the Fund. That said, we are hesitant to increase the Fund's fixed-income exposure as the Fed continues to hike interest rates as inflation increases. Higher inflation is prevalent in the U.S. as well as Europe and Japan, as both regions are starting to see signs of higher inflation. Instead of increasing our fixed-income exposure to reduce perceived risks in the Fund, we have made an effort to de-risk a portion of the equity portfolio. This has mainly been accomplished by reducing an underweight allocation to the consumer staples sector, and other minor Fund adjustments such as reducing exposure to the energy sector.

Our fixed-income exposure is mainly constructed to provide protection from rising rates. We have done this by holding bank loan securities, fixed-to-floating rate subordinated bank debt and high-coupon, shorter call securities in the high-yield market that we believe are likely to be refinanced. Unless we see a material change in the inflation backdrop, we are unlikely to initiate asset allocation calls, and we have remained focused on individual security selection. The rise in inflation means central banks will have to continue to focus on exit policies, which is a decided shift in global monetary policy over the past several years.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments to hedge various market risks, including management of the Fund's exposure to various foreign currencies and the U.S. dollar through the use of forward contracts.

The Fund may use derivatives, generally purchased and written options on individual equity securities, to increase or decrease exposure to specific sectors and/or countries.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	**61.9%**
Financials	15.7%
Industrials	10.0%
Energy	7.1%
Consumer Staples	6.3%
Health Care	5.9%
Information Technology	5.5%
Consumer Discretionary	4.1%
Utilities	2.8%
Telecommunication Services	2.1%
Materials	1.4%
Real Estate	1.0%
Bonds	**36.0%**
Corporate Debt Securities	30.9%
Other Government Securities	2.9%
United States Government and Government Agency Obligations	1.1%
Loans	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.1%**

Country Weightings

North America	**45.6%**
United States	40.1%
Canada	3.7%
Other North America	1.8%
Europe	**39.2%**
United Kingdom	10.2%
France	6.0%
Spain	4.7%
Other Europe	18.3%
Pacific Basin	**8.7%**
Australia	3.6%
Other Pacific Basin	5.1%
South America	**3.1%**
Bahamas/Caribbean	**1.3%**
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**2.1%**

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	447/638	70
3 Year	303/489	62
5 Year	238/375	64
10 Year	156/175	89

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Top 10 Equity Holdings

Company	Country	Sector	Industry
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Sampo plc, A Shares	Finland	Financials	Multi-Line Insurance
Intel Corp.	United States	Information Technology	Semiconductors
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco
Ares Capital Corp.	United States	Financials	Asset Management & Custody Banks
St. James's Place plc	United Kingdom	Financials	Life & Health Insurance
Vermilion Energy, Inc.	Canada	Energy	Oil & Gas Exploration & Production
Aker BP ASA	Norway	Energy	Oil & Gas Exploration & Production
Fortress Transportation and Infrastructure Investors LLC	United States	Industrials	Trading Companies & Distributors
Broadcom Corp., Class A	United States	Information Technology	Semiconductors

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY GLOBAL INCOME ALLOCATION FUND



Ivy Global Income Allocation Fund, Class A Shares[1]	$13,079
60% MSCI World High Div Yld /40% Bloomberg Barclays Multiverse	$15,015
Bloomberg Barclays Multiverse Index	$13,168
MSCI World High Dividend Yield Index	$15,716

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-0.61%	0.46%	4.70%	2.71%	5.74%	5.91%	5.10%	5.52%
5-year period ended 3-31-18	3.27%	3.38%	3.82%	3.92%	4.87%	—	4.24%	4.62%
10-year period ended 3-31-18	2.72%	2.55%	2.65%	3.08%	3.76%	—	—	3.48%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	3.28%	4.65%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY GLOBAL INCOME ALLOCATION FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Australia		
Financials – 1.0%		
Challenger Ltd.	725	$ 6,493
Industrials – 1.2%		
Macquarie Atlas Roads Group	1,700	7,585
Materials – 1.4%		
Orora Ltd.	3,400	8,686
Total Australia – 3.6%		$22,764
Canada		
Energy – 2.9%		
Pembina Pipeline Corp.	267	8,333
Vermilion Energy, Inc.	301	9,700
		18,033
Total Canada – 2.9%		$18,033
China		
Telecommunication Services – 1.1%		
China Mobile Ltd.	750	6,874
Total China – 1.1%		$ 6,874
Finland		
Financials – 1.8%		
Sampo plc, A Shares	210	11,699
Total Finland – 1.8%		$ 11,699
France		
Financials – 1.0%		
Axa S.A.	233	6,196
Industrials – 1.0%		
Compagnie de Saint-Gobain	123	6,480
Telecommunication Services – 1.0%		
Orange S.A.	387	6,579
Total France – 3.0%		$19,255
Germany		
Financials – 1.3%		
Deutsche Boerse AG	60	8,202
Industrials – 1.1%		
Deutsche Post AG	153	6,701
Total Germany – 2.4%		$14,903
India		
Financials – 1.4%		
Indiabulls Housing Finance Ltd.	450	8,614
Total India – 1.4%		$ 8,614
Ireland		
Health Care – 1.2%		
Medtronic plc	98	$ 7,861
Total Ireland – 1.2%		$ 7,861
Italy		
Financials – 1.1%		
Banca Intesa S.p.A.	1,900	6,918
Total Italy – 1.1%		$ 6,918
Japan		
Consumer Discretionary – 1.1%		
Subaru Corp.	215	7,117
Total Japan – 1.1%		$ 7,117
Netherlands		
Energy – 1.4%		
Royal Dutch Shell plc, Class A	280	8,922
Total Netherlands – 1.4%		$ 8,922
New Zealand		
Consumer Discretionary – 0.9%		
SKYCITY Entertainment Group Ltd.	1,881	5,317
Total New Zealand – 0.9%		$ 5,317
Norway		
Energy – 1.5%		
Aker BP ASA	356	9,638
Total Norway – 1.5%		$ 9,638
Spain		
Industrials – 2.2%		
ACS Actividades de Construccion y Servicios S.A.	153	5,974
Ferrovial S.A.	397	8,295
		14,269
Utilities – 1.3%		
Atlantica Yield plc	432	8,457
Total Spain – 3.5%		$22,726
Switzerland		
Consumer Staples – 1.2%		
Nestle S.A., Registered Shares	100	7,904
Health Care – 1.1%		
Roche Holdings AG, Genusscheine	30	6,882
Industrials – 1.0%		
Adecco S.A.	90	$ 6,411
Total Switzerland – 3.3%		$ 21,197
United Kingdom		
Consumer Staples – 2.3%		
Imperial Tobacco Group plc	200	6,810
Unilever N.V., Certicaaten Van Aandelen	135	7,620
		14,430
Financials – 2.8%		
Legal & General Group plc	2,091	7,576
St. James's Place plc	655	9,986
		17,562
Total United Kingdom – 5.1%		$31,992
United States		
Consumer Discretionary – 2.1%		
Home Depot, Inc. (The)	36	6,417
V.F. Corp.	95	7,041
		13,458
Consumer Staples – 2.8%		
PepsiCo, Inc.	65	7,095
Philip Morris International, Inc.	110	10,911
		18,006
Energy – 1.3%		
Valero Energy Corp.	90	8,349
Financials – 3.7%		
American Capital Agency Corp.	375	7,095
Arthur J. Gallagher & Co.	135	9,279
Blackstone Mortgage Trust, Inc., Class A	230	7,218
		23,592
Health Care – 3.6%		
AbbVie, Inc.	75	7,099
Johnson & Johnson (A)	55	7,048
Pfizer, Inc.	255	9,050
		23,197
Industrials – 3.5%		
Fortress Transportation and Infrastructure Investors LLC	591	9,430
Lockheed Martin Corp.	38	12,841
		22,271
Information Technology – 5.5%		
Broadcom Corp., Class A	40	9,426
Intel Corp.	220	11,458
Paychex, Inc.	109	6,731
Texas Instruments, Inc.	74	7,688
		35,303
Real Estate – 1.0%		
Uniti Group, Inc.	390	6,338

SCHEDULE OF INVESTMENTS IVY GLOBAL INCOME ALLOCATION FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Utilities – 1.5%		
Dominion Energy, Inc.	135	$ 9,103
Total United States – 25.0%		$ 159,617
TOTAL COMMON STOCKS – 60.3%		$383,447
(Cost: $347,720)		

INVESTMENT FUNDS		
United States – 1.6%		
Ares Capital Corp.	661	10,485
TOTAL INVESTMENT FUNDS – 1.6%		$ 10,485
(Cost: $11,238)		

CORPORATE DEBT SECURITIES	Principal	Value
Brazil		
Consumer Staples – 0.3%		
Cosan Ltd. 5.950%, 9-20-24 (B)	$ 2,000	2,027
Utilities – 0.2%		
Aegea Finance S.a.r.l. 5.750%, 10-10-24 (B)	1,500	1,485
Total Brazil – 0.5%		$ 3,512
Cayman Islands		
Financials – 1.3%		
Banco do Brasil S.A., Grand Cayman Branch 4.625%, 1-15-25 (B)	3,000	2,926
Banco Mercantil del Norte S.A.:		
7.625%, 10-6-65 (B)	2,000	2,130
6.875%, 10-6-65 (B)	3,000	3,086
		8,142
Total Cayman Islands – 1.3%		$ 8,142
Columbia		
Utilities – 0.2%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (C)	COP 3,888,000	1,438
Total Columbia – 0.2%		$ 1,438
France		
Financials – 3.0%		
BNP Paribas S.A. 7.625%, 12-29-49 (B)	$ 5,000	5,369
Societe Generale Group 7.375%, 12-29-49 (B)	6,000	6,382
Societe Generale S.A. 8.250%, 11-29-49	7,000	7,210
		18,961
Total France – 3.0%		$ 18,961

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Ireland		
Consumer Staples – 0.3%		
Eurotorg LLC (Bonitron Designated Activity Co.) 8.750%, 10-30-22 (B)	$ 2,000	$ 2,025
Industrials – 0.1%		
Russian Railways via RZD Capital Ltd. 8.300%, 4-2-19 (C)	RUB 50,000	885
Total Ireland – 0.4%		$ 2,910
Italy		
Financials – 0.6%		
UniCredit S.p.A. 5.861%, 6-19-32 (B)	$ 4,000	4,057
Total Italy – 0.6%		$ 4,057
Luxembourg		
Consumer Discretionary – 1.6%		
Altice Financing S.A. 7.500%, 5-15-26 (B)	2,612	2,560
Altice S.A. 7.625%, 2-15-25 (B)	9,188	7,856
		10,416
Consumer Staples – 0.7%		
Minerva Luxembourg S.A. 5.875%, 1-19-28 (B)	4,700	4,296
Financials – 0.2%		
Hidrovias International Finance S.a.r.l. 5.950%, 1-24-25 (B)	1,700	1,684
Information Technology – 0.6%		
Atento Luxco 1 S.A. 6.125%, 8-10-22 (B)	3,600	3,658
Total Luxembourg – 3.1%		$20,054
Mexico		
Financials – 1.0%		
Credito Real S.A.B. de C.V. 9.125%, 5-29-66 (B)	3,000	3,075
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R. 7.250%, 9-27-23 (B)	3,150	3,205
		6,280
Telecommunication Services – 0.3%		
America Movil S.A.B. de C.V. 6.450%, 12-5-22 (C)	MXN 47,000	2,388
Total Mexico – 1.3%		$ 8,668

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Netherlands		
Consumer Staples – 0.6%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.) 7.000%, 3-15-24 (B)	$ 4,000	$ 3,760
Energy – 0.9%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.) 8.750%, 5-23-26	5,000	5,869
Total Netherlands – 1.5%		$ 9,629
Singapore		
Consumer Staples – 0.0%		
Olam International Ltd. 6.000%, 8-10-18 (C)	SGD 250	193
Total Singapore – 0.0%		$ 193
Spain		
Financials – 1.2%		
Banco Bilbao Vizcaya Argentaria S.A. 9.000%, 5-29-49	$ 7,600	7,641
Total Spain – 1.2%		$ 7,641
Turkey		
Financials – 0.6%		
Turkiye Garanti Bankasi A.S. 6.125%, 5-24-27 (B)	4,000	3,889
Total Turkey – 0.6%		$ 3,889
United Kingdom		
Energy – 0.7%		
KCA Deutag UK Finance plc 9.875%, 4-1-22 (B)	4,167	4,323
Financials – 4.4%		
Barclays plc 8.250%, 12-29-49	11,085	11,438
Royal Bank of Scotland Group plc (The):		
7.500%, 12-29-49	6,000	6,240
8.625%, 12-29-49	4,983	5,413
Standard Chartered plc 7.500%, 12-29-49 (B)	5,000	5,288
		28,379
Total United Kingdom – 5.1%		$32,702
United States		
Energy – 1.8%		
Energy Transfer Partners L.P. 6.250%, 2-15-66	7,000	6,694
Plains All American Pipeline L.P. 6.125%, 11-15-65	5,000	4,825
		11,519

MARCH 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials – 3.9%		
Bank of America Corp. (3-Month U.S. LIBOR plus 363 bps) 5.397%, 7-29-49 (D)	$ 6,000	$ 6,000
JPMorgan Chase & Co. 7.900%, 4-29-49	3,000	3,016
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK) 10.625%, 5-1-19 (B)(E)	13,233	13,067
TerraForm Global Operating LLC (GTD by Terra Form Global LLC) 6.125%, 3-1-26 (B)	2,500	2,519
		24,602
Health Care – 1.1%		
Kinetic Concepts, Inc. and KCI USA, Inc. 12.500%, 11-1-21 (B)	225	254
Teva Pharmaceutical Finance Co. LLC (GTD by Teva Pharmaceutical Industries Ltd.) 6.150%, 2-1-36	3,000	2,795
Universal Hospital Services, Inc. 7.625%, 8-15-20	3,172	3,196
Valeant Pharmaceuticals International, Inc. 9.000%, 12-15-25 (B)	555	552
		6,797
Industrials – 1.4%		
Azul Investments LLP 5.875%, 10-26-24 (B)	3,300	3,246
Prime Security Services Borrower LLC 9.250%, 5-15-23 (B)	4,955	5,370
		8,616
Materials – 0.9%		
BakerCorp International, Inc. 8.250%, 6-1-19	6,000	5,820
Telecommunication Services – 2.2%		
Frontier Communications Corp. 11.000%, 9-15-25	10,000	7,494
Olympus Merger Sub, Inc. 8.500%, 10-15-25 (B)	6,325	6,119
		13,613
Total United States – 11.3%		$ 70,967
Uruguay		
Industrials – 0.8%		
ACI Airport Sudamerica S.A. 6.875%, 11-29-32 (B)	4,850	5,214
Total Uruguay – 0.8%		$ 5,214
TOTAL CORPORATE DEBT SECURITIES – 30.9%		$197,977

(Cost: $196,029)

OTHER GOVERNMENT SECURITIES (F)	Principal	Value
Argentina – 1.6%		
Province of Buenos Aires 7.875%, 6-15-27 (B)	$ 7,000	$ 7,262
Republic of Argentina 6.875%, 1-26-27	3,000	3,059
		10,321
Canada – 0.8%		
City of Toronto 3.500%, 12-6-21 (C)	CAD 2,000	1,614
Province of Ontario 4.400%, 6-2-19 (C)	2,000	1,599
Regional Municipality of York 4.000%, 6-30-21 (C)	2,000	1,632
		4,845
Mexico – 0.5%		
Petroleos Mexicanos 6.500%, 3-13-27 (B)	$ 3,000	3,204
TOTAL OTHER GOVERNMENT SECURITIES – 2.9%		$18,370

(Cost: $19,358)

LOANS (D)

United States

	Principal	Value
Consumer Staples – 0.5%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps) 10.552%, 10-21-22	2,906	2,913
Industrials – 0.5%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps) 9.877%, 3-27-22	3,333	3,033
Materials – 0.1%		
EP Minerals LLC (ICE LIBOR plus 750 bps) 9.484%, 8-20-21 (G)	781	783
Total United States – 1.1%		$ 6,729
TOTAL LOANS – 1.1%		$ 6,729

(Cost: $6,949)

UNITED STATES GOVERNMENT OBLIGATIONS

United States – 1.1%	Principal	Value
U.S. Treasury Bonds:		
8.000%, 11-15-21	4,000	4,764
7.250%, 8-15-22	2,000	2,392
		7,156
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.1%		$ 7,156

(Cost: $7,289)

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (H)	$ 1,343	$ 1,343
Municipal Obligations – 0.2%		
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Spring Creek Apt I and II), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps) 1.560%, 4-7-18 (H)	1,400	1,400
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.820%, 4-7-18 (H)	3,280	3,280
1.810%, 4-7-18 (H)	3,000	3,000
		6,280
TOTAL SHORT-TERM SECURITIES – 1.4%		$ 9,023
(Cost: $9,023)		
TOTAL INVESTMENT SECURITIES – 99.3%		$633,187
(Cost: $597,606)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		4,637
NET ASSETS – 100.0%		$637,824

MARCH 31, 2018

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $987 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(B)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $119,888 or 18.8% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar, COP – Columbian Peso, MXN – Mexican Peso, RUB – Russian Ruble and SGD – Singapore Dollar).

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Securities whose value was determined using significant unobservable inputs.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	9,400	U.S. Dollar	13,271	7-5-18	UBS AG	$30	$—
Euro	16,000	U.S. Dollar	19,841	7-5-18	UBS AG	13	—
						$43	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 13,458	$ 12,434	$ —
Consumer Staples	18,006	22,334	—
Energy	26,382	18,560	—
Financials	23,592	65,684	—
Health Care	31,058	6,882	—
Industrials	22,271	41,446	—
Information Technology	35,303	—	—
Materials	—	8,686	—
Real Estate	6,338	—	—
Telecommunication Services	—	13,453	—
Utilities	17,560	—	—
Total Common Stocks	$193,968	$189,479	$ —
Investment Funds	10,485	—	—
Corporate Debt Securities	—	197,977	—
Other Government Securities	—	18,370	—
Loans	—	5,946	783
United States Government Obligations	—	7,156	—
Short-Term Securities	—	9,023	—
Total	$204,453	$427,951	$783
Forward Foreign Currency Contracts	$ —	$ 43	$ —

During the year ended March 31, 2018, securities totaling $757 were transferred from Level 2 to Level 3 due to decreased availability of observable market data due to decreased market activity or information for these securities. Securities totaling $150,537 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers between levels represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Municipal Curve
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
PIK = Payment in Kind
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Financials	31.9%
Industrials	12.8%
Energy	10.5%
Consumer Staples	8.7%
Health Care	7.0%
Information Technology	6.1%
Consumer Discretionary	5.7%
Telecommunication Services	4.6%
Utilities	3.2%
Other Government Securities	2.9%
Materials	2.4%
United States Government and Government Agency Obligations	1.1%
Real Estate	1.0%
Other+	2.1%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, Fund manager of Ivy Government Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. She has managed the Fund for 17 years and has 31 years of industry experience.

The Fund's fiscal year ended on March 31, 2018, with short-term rates higher than the prior fiscal year-end as a result of three 0.25% rate increases by the Federal Reserve (Fed), on June 14, 2017; December 13, 2017; and March 21, 2018. The Fed continued to drain liquidity from the economy, a process that began in December 2015, albeit at a gradual pace. The economy showed continued signs of improvement, causing the upward move in rates and the anticipation that the Fed would continue to increase short-term rates during the remainder of 2018. During the fiscal year, the money markets were positively affected by the increases in short-term rates.

Higher rates, first full year as a government money market fund

The fiscal year started with the federal funds rate at between 0.75% and 1.00%, and ended the Fund's fiscal year at between 1.50% and 1.75%, following the three rate increases during the year. These rate increases have provided money markets with a more positive investment environment. It is anticipated that the Fed will continue to increase the federal funds rate during 2018; however, it is also expected that the process will remain gradual. We have also monitored the Treasury bill market, as it has been affected by flows and decisions by the U.S. government regarding the debt ceiling. As a result, we will manage the Fund based on the interest rate environment, closely monitoring any potential rate changes or external effects on the money markets and adjusting investments accordingly.

The Fund, as a "government money market fund," is restricted by the U.S. Securities and Exchange Commission (SEC) to invest in only U.S. government or U.S. government-backed securities. These tend to yield a lower rate of interest compared to corporate money market securities.

This was the first full year for the Fund to be managed as a government money market fund. The restriction to government investments can affect the overall performance of the Fund. The SEC liquidity requirement that 30% of the Fund mature in seven days or less can affect the overall yield as well, because the shortest maturities tend to carry the lowest rates of interest.

The Fund's move to a government money market fund has changed the way it is managed with credit quality generally not factoring into the equation.

Staying the course

This past fiscal year, we have invested a minimum of 99.5% of the Fund's total assets in government securities, cash, and/or repurchase agreements that are collateralized fully, per SEC regulations. We intend to continue using floating-rate securities in the coming fiscal year, in anticipation of future rate increases.

We have managed the Fund to comply with all SEC regulations that apply to "government money market funds". The SEC reformed money fund regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we seek to maintain daily and weekly liquidity levels according to those regulations, to provide for the liquidity needs of our shareholders. We intend to manage the Fund in a prudent manner and in accordance with SEC regulations for "government money market funds".

You could lose money by investing in Ivy Government Money Market Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Risk Factors: Interest rate increases can cause the price of a money market security to decrease. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease. Portfolio shares are not guaranteed by the U.S. Government.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government and Government Agency Obligations	98.1%
United States Government and Government Agency Backed Municipal Obligations	0.4%
Cash and Other Assets (Net of Liabilities)	1.0%

Lipper Rankings

Category: Lipper U.S. Government Money Market Funds	Rank	Percentile
1 Year	53/153	35
3 Year	37/125	30
5 Year	33/122	27
10 Year	10/106	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

MARCH 31, 2018

CORPORATE OBLIGATIONS	Principal	Value
Master Note		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (A)	$ 850	$ 850
Total Master Note – 0.5%		850
TOTAL CORPORATE OBLIGATIONS – 0.5%		**$ 850**
(Cost: $850)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Treasury Bills – 17.5%

U.S. Treasury Bills:

	Principal	Value
1.197%, 4-5-18	6,000	5,999
1.120%, 4-12-18	2,000	2,000
1.340%, 4-26-18	5,000	4,995
1.270%, 5-10-18	6,000	5,992
1.620%, 5-31-18	8,000	7,978
1.650%, 6-14-18	2,000	1,993
1.610%, 7-26-18	1,500	1,492
		30,449

Treasury Notes – 6.1%

	Principal	Value
U.S. Treasury Notes (3-Month USTMMR plus 17 bps), 1.940%, 4-2-18 (A)	2,000	2,000
U.S. Treasury Notes (3-Month USTMMR plus 17.4 bps), 1.940%, 4-2-18 (A)	6,040	6,039

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Treasury Notes (Continued)		
U.S. Treasury Notes (3-Month USTMMR plus 4.8 bps), 1.820%, 4-3-18 (A)	$ 1,000	$ 1,000
U.S. Treasury Notes (3-Month USTMMR plus 7 bps), 1.840%, 4-1-18 (A)	1,500	1,500
		10,539
United States Government Agency Obligations – 74.5%		
Federal Home Loan Bank, 1.400%, 4-2-18	1,333	1,333
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.800%, 4-7-18 (A)	15,469	15,469
1.810%, 4-7-18 (A)	64,208	64,208
1.820%, 4-7-18 (A)	35,181	35,181
1.840%, 4-7-18 (A)	10,168	10,168
1.690%, 4-12-18 (A)	3,260	3,260
		129,619
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 98.1%		**$170,607**
(Cost: $170,607)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY BACKED MUNICIPAL OBLIGATIONS	Principal	Value
California – 0.3%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (A)	$200	$ 200
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (A)	250	250
		450
Florida – 0.1%		
Volusia Cnty, FL, Hsng Fin Auth, Multi-Fam Hsng Rev Rfdg Bonds (Fisherman's Landing Apt), Ser 2002 (GTD by FNMA) (BVAL plus 20 bps), 1.610%, 4-7-18 (A)	250	250
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY BACKED MUNICIPAL OBLIGATIONS – 0.4%		**$ 700**
(Cost: $700)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$ 172,157**
(Cost: $172,157)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		1,729
NET ASSETS – 100.0%		**$173,886**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 850	$ —
United States Government and Government Agency Obligations	—	170,607	—
United States Government and Government Agency Backed Municipal Obligations	—	700	—
Total	$ —	$ 172,157	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Gunther has managed the Fund since July 2014, and has 20 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2018

Ivy High Income Fund (Class A shares at net asset value)	5.54%
Ivy High Income Fund (Class A shares with sales charge)	-0.49%

Benchmark(s) and/or Lipper Category

ICE Bank of America Merrill Lynch US High Yield Index (reflects the performance of securities generally representing the high-yield sector of the bond market)	3.69%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.25%

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value.

Investment environment

Rising volatility towards the end of the fiscal year dampened the overall positive return experienced by the high yield sector. Spreads on the ICE Bank of America Merrill Lynch US High Yield Index decreased by 19 basis points during the fiscal year, while the yield on the Index increased by 41 basis points to 6.31%. After experiencing 10 months of low volatility and steady returns, on February 2, 2018, a stronger payroll and wage report caused an equity correction and a large spike in volatility, as measured by the VIX Index. The 10-year Treasury note during the fiscal year moved up 35 basis points to yield 2.74%, while the short end of the Treasury curve as measured by the 2-year Treasury note moved up 90 basis points to 1.88%. This reflected a flattening of the yield curve of 67 basis points, something not seen since the early-mid 2000's.

Investors at the fiscal year end were contemplating further Federal Reserve (Fed) interest rate hikes, softer global growth data, steep losses in technology shares, Middle East unrest, and the threat of an escalating trade war with China. At the end of the fiscal year, all of these worries, were just that, worries. The tail winds from tax reform, deregulation and the confidence in both consumers and businesses are outweighing the negatives for now.

By rating, category returns for the Index were 3.35% (BB), 4.12% (B) and 5.46% (CCC). The three best performing sectors in the Index were transportation (7.57%), utilities (6.58%) and insurance (6.53%). The three worst performing sectors in the Index were telecommunication services (0.49%), media (1.15%) and consumer goods (1.54%).

High yield mutual funds experienced outflows of $19.3 billion in the final quarter of the fiscal year, with February being the second largest monthly outflow on record over the past six years. Total outflows from high yield mutual funds for the fiscal year were $31.6 billion.

Investment Performance

The Fund outperformed both its benchmark and its Lipper category for the fiscal year ending March 31, 2018.

Contributors to performance included the Fund's 22% weighting in leverage loans, equity positions, credit selection in the service and gaming sectors and an underweight allocation to telecommunication services.

Detractors from performance were credit selection in the food and media sectors, along with an underweight allocation to the basic industry sector. The Fund's cash position contributed only marginally on the negative side.

Outlook

Despite the recent volatility in the majority of asset classes, high yield credit spreads have only widened by 14 basis points. It felt a lot worse than it was, and the reality is that yields continue to be muted even in the midst of a rising rate environment. Demand remains stronger than supply; therefore, the new bonds coming to market bear a lackluster yield and are almost always oversubscribed, pushing yields even further by the time of pricing. Managing the amount of risk we are willing to take for moderate carry in this setting is becoming increasingly important.

Even though high yield is more correlated to equities than other credit strategies, it historically has offered more downside protection than stocks in choppy times. Most of the aforementioned factors that brought on the volatility during the fiscal fourth quarter persist, accompanied by geo-political tensions in Syria and a possible rollover in power within the U.S. House of Representatives, including the announced departure of Paul Ryan later in the fiscal year. It is difficult to say whether these issues or others could be the catalyst resulting in a significant widening of spreads making current valuations and yields seem expensive.

Our view for three more interest rates hikes in 2018 is on par with consensus. A more active Fed should continue to bode well for the Fund's loan investments, as our flexibility to invest in that tranche of the capital structure will be an attractive differentiator for the strategy. The three month LIBOR rate has risen 114 basis points over the past year, a welcome yield improvement for the loan portion of the Fund.

It is our view that finding value in the high yield market has become increasingly difficult, and considerable caution is warranted in making new investments. As such, we believe our continued process of bottom-up, in-depth fundamental research and analysis will guide us to those investments where the risk/reward balance is in our favor.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the Fund may invest carry other risks including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	4.6%
Consumer Discretionary	1.6%
Energy	1.2%
Financials	1.0%
Consumer Staples	0.8%
Industrials	0.0%
Telecommunication Services	0.0%
Warrants	0.0%
Bonds	89.9%
Corporate Debt Securities	69.3%
Loans	20.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.5%

Quality Weightings

Non-Investment Grade	89.9%
BB	6.3%
B	45.0%
CCC	33.4%
Below CCC	0.1%
Non-rated	5.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	10.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	46/658	7
3 Year	105/564	19
5 Year	69/465	15
10 Year	10/300	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



		$21,488
———	Ivy High Income Fund, Class A Shares[1]	$21,488
··········	BofA Merrill Lynch U.S. High Yield Index	$21,833

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-18	-0.49%	0.77%	4.77%	2.72%	5.77%	5.93%	5.15%	—	5.53%
5-year period ended 3-31-18	3.58%	3.87%	4.07%	3.99%	5.07%	—	4.45%	—	4.81%
10-year period ended 3-31-18	7.95%	7.89%	7.83%	8.00%	8.90%	—	—	—	8.61%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	4.32%	4.99%	0.65%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 0.3%		
True Religion Apparel, Inc. (A)(B)(C)(D)	219	$ 15,521
Cable & Satellite – 0.1%		
Altice N.V., Class A (A)(B)	650	5,374
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(D)(E)	—*	839
Education Services – 1.2%		
Laureate Education, Inc., Class A (A)	5,108	70,234
Total Consumer Discretionary – 1.6%		91,968
Energy		
Coal & Consumable Fuels – 0.0%		
Foresight Energy L.P.	38	135
Oil & Gas Equipment & Services – 0.1%		
Key Energy Services, Inc. (A)	27	318
Larchmont Resources LLC (A)(B)(C)(E)	18	6,189
		6,507
Oil & Gas Exploration & Production – 0.2%		
Midstates Petroleum Co., Inc. (A)	749	9,987
Sabine Oil & Gas Corp. (A)(E)	5	259
		10,246
Total Energy – 0.3%		16,888
Financials		
Other Diversified Financial Services – 0.7%		
J.G. Wentworth Co. (The) (A)(C)(D)(E)	4,485	39,515
Specialized Finance – 0.3%		
Maritime Finance Co. Ltd. (C)(D)(E)	1,750	15,750
Total Financials – 1.0%		55,265
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (C)(D)(E)	19,683	1,673
Total Industrials – 0.0%		1,673
TOTAL COMMON STOCKS – 2.9%		$165,794
(Cost: $185,184)		

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.8%		
Pinnacle Agriculture Enterprises LLC (A)(D)(E)	49,044	$ 44,140
Total Consumer Staples – 0.8%		44,140
Energy		
Oil & Gas Exploration & Production – 0.9%		
Targa Resources Corp., 9.500% (A)(E)	47	52,337
Total Energy – 0.9%		52,337
Telecommunication Services		
Integrated Telecommunication Services – 0.0%		
Frontier Communications Corp., Convertible Series A, 11.125%	189	2,160
Total Telecommunication Services – 0.0%		2,160
TOTAL PREFERRED STOCKS – 1.7%		$98,637
(Cost: $87,920)		
WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5-15-18 (D)(F)	20	—*
Apparel Retail – 0.0%		
St. John Knits International, Inc., expires 12-31-29 (F)	48	114
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12-29-29 (E)(F)	20	125
		125
TOTAL WARRANTS – 0.0%		$ 239
(Cost: $1,351)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.5%		
Acosta, Inc., 7.750%, 10-1-22 (G)	$29,893	18,833
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2-15-24	9,997	10,023
		28,856
Automotive Retail – 0.6%		
Allison Transmission, Inc., 5.000%, 10-1-24 (G)	5,787	5,736
Penske Automotive Group, Inc., 5.500%, 5-15-26	4,202	4,128
Automotive Retail (Continued)		
Sonic Automotive, Inc., 5.000%, 5-15-23	$ 24,788	$ 23,549
		33,413
Broadcasting – 2.4%		
Clear Channel International B.V., 8.750%, 12-15-20 (G)	4,712	4,924
Clear Channel Outdoor Holdings, Inc., 6.500%, 11-15-22	60,391	61,404
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3-15-20	1,380	1,370
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3-15-20	40,521	40,470
Cumulus Media, Inc., 7.750%, 5-1-19 (H)	44,775	6,828
Sirius XM Radio, Inc.:		
4.625%, 5-15-23 (G)	16,646	16,381
6.000%, 7-15-24 (G)	6,000	6,180
		137,557
Cable & Satellite – 9.0%		
Altice Financing S.A.:		
6.625%, 2-15-23 (G)	16,643	16,477
7.500%, 5-15-26 (G)	29,379	28,791
Altice S.A.:		
7.250%, 5-15-22 (G)(I)	EUR 4,592	5,481
7.750%, 5-15-22 (G)	$ 91,427	84,798
6.250%, 2-15-25 (G)(I)	EUR 4,462	5,086
7.625%, 2-15-25 (G)	$ 27,045	23,123
Altice U.S. Finance I Corp.:		
5.375%, 7-15-23 (G)	19,883	20,142
5.500%, 5-15-26 (G)	16,594	16,179
Block Communications, Inc., 6.875%, 2-15-25 (G)	4,710	4,736
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (G)	8,288	8,112
5.000%, 2-1-28 (G)	27,490	25,772
Cequel Communications Holdings I LLC and Cequel Capital Corp., 6.375%, 9-15-20 (G)	1,494	1,520
CSC Holdings LLC, 5.375%, 2-1-28 (G)	30,790	29,084
DISH DBS Corp.:		
6.750%, 6-1-21	17,399	17,573
5.875%, 7-15-22	13,090	12,501
5.875%, 11-15-24	4,261	3,797
7.750%, 7-1-26	12,563	11,825
Neptune Finco Corp.:		
10.125%, 1-15-23 (G)	30,021	33,324
6.625%, 10-15-25 (G)	8,618	8,898
10.875%, 10-15-25 (G)	20,060	23,570
Numericable - SFR S.A., 7.375%, 5-1-26 (G)	69,508	66,206
VTR Finance B.V., 6.875%, 1-15-24 (G)	64,679	67,364
		514,359

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Casinos & Gaming – 2.3%		
Everi Payments, Inc.,		
7.500%, 12-15-25 (G)	$ 25,914	$26,303
Gateway Casinos & Entertainment Ltd.,		
8.250%, 3-1-24 (G)	17,195	18,280
Golden Nugget, Inc.:		
6.750%, 10-15-24 (G)	39,137	39,431
8.750%, 10-1-25 (G)	15,655	16,242
Studio City Finance Ltd.,		
8.500%, 12-1-20 (G)	20,476	20,886
Wynn Macau Ltd.:		
4.875%, 10-1-24 (G)	5,405	5,270
5.500%, 10-1-27 (G)	5,830	5,713
		132,125
Education Services – 2.1%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (G)	113,905	122,163
Hotels, Resorts & Cruise Lines – 0.3%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (G)	15,111	15,508
Leisure Facilities – 0.1%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27 (G)	7,916	7,837
Movies & Entertainment – 0.2%		
WMG Acquisition Corp.,		
5.500%, 4-15-26 (G)	11,644	11,702
Publishing – 0.7%		
E.W. Scripps Co.,		
5.125%, 5-15-25 (G)	2,370	2,204
MDC Partners, Inc.,		
6.500%, 5-1-24 (G)	37,519	36,487
		38,691
Restaurants – 0.5%		
1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.,		
5.000%, 10-15-25 (G)	31,413	29,911
Specialized Consumer Services – 0.2%		
Nielsen Co. (Luxembourg) S.a.r.l. (The),		
5.500%, 10-1-21 (G)	10,087	10,225
Specialty Stores – 2.5%		
Arch Merger Sub, Inc.,		
8.500%, 9-15-25 (G)	45,080	41,699
Cumberland Farms, Inc.,		
6.750%, 5-1-25 (G)	12,736	13,245

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Specialty Stores (Continued)		
Jo-Ann Stores Holdings, Inc. (9.750% Cash or 10.500% PIK),		
9.750%, 10-15-19 (G)(J)	$90,092	$ 90,092
		145,036
Total Consumer Discretionary – 21.4%		1,227,383
Consumer Staples		
Food Distributors – 0.6%		
Performance Food Group, Inc.,		
5.500%, 6-1-24 (G)	17,758	17,847
U.S. Foods, Inc.,		
5.875%, 6-15-24 (G)	18,320	18,732
		36,579
Packaged Foods & Meats – 3.8%		
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.),		
7.750%, 10-28-20 (G)	3,300	3,401
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (G)	35,747	34,864
5.750%, 6-15-25 (G)	29,000	27,043
JBS USA Lux S.A. and JBS USA Finance, Inc.,		
6.750%, 2-15-28 (G)	19,445	18,667
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (G)	5,439	5,283
5.875%, 9-30-27 (G)	19,457	18,289
Post Holdings, Inc.:		
5.500%, 3-1-25 (G)	6,059	5,968
5.000%, 8-15-26 (G)	8,493	8,068
5.750%, 3-1-27 (G)	37,477	37,009
Simmons Foods, Inc.,		
5.750%, 11-1-24 (G)	67,921	61,638
		220,230
Total Consumer Staples – 4.4%		256,809
Energy		
Oil & Gas Drilling – 1.4%		
Ensco plc,		
7.750%, 2-1-26	15,502	14,223
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (G)	31,548	30,523
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (G)(K)	64,569	32,607
Offshore Group Investment Ltd.,		
0.000%, 11-1-19 (D)(L)	20,035	—*
Trinidad Drilling Ltd.,		
6.625%, 2-15-25 (G)	404	377
		77,730
Oil & Gas Equipment & Services – 0.5%		
Brand Energy & Infrastructure Services, Inc.,		
8.500%, 7-15-25 (G)	20,086	20,965

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Oil & Gas Equipment & Services (Continued)		
SESI LLC,		
7.125%, 12-15-21	$ 8,719	$ 8,883
		29,848
Oil & Gas Exploration & Production – 3.7%		
Bellatrix Exploration Ltd.,		
8.500%, 5-15-20 (G)	19,762	16,057
Chesapeake Energy Corp.,		
8.000%, 1-15-25 (G)	2,525	2,443
Crownrock L.P.,		
5.625%, 10-15-25 (G)	46,856	46,387
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (G)	15,582	15,504
5.750%, 1-30-28 (G)	11,167	11,125
Extraction Oil & Gas, Inc.,		
5.625%, 2-1-26 (G)	21,000	19,845
Laredo Petroleum, Inc.,		
6.250%, 3-15-23	5,489	5,503
Parsley Energy LLC and Parsley Finance Corp.,		
5.625%, 10-15-27 (G)	10,936	10,936
PDC Energy, Inc.,		
6.125%, 9-15-24	3,311	3,377
Sanchez Energy Corp.,		
7.250%, 2-15-23 (G)	3,888	3,907
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (G)	37,455	38,766
5.375%, 9-30-25 (G)	15,603	14,901
Ultra Resources, Inc.,		
6.875%, 4-15-22 (G)	9,499	8,264
Whiting Petroleum Corp.:		
5.750%, 3-15-21	7,027	7,097
6.625%, 1-15-26 (G)	7,787	7,846
		211,958
Oil & Gas Refining & Marketing – 0.3%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.),		
6.125%, 10-1-24	8,071	8,255
QEP Resources, Inc.,		
5.625%, 3-1-26	9,650	9,107
		17,362
Total Energy – 5.9%		336,898
Financials		
Consumer Finance – 1.6%		
Creditcorp,		
12.000%, 7-15-18 (G)	51,996	48,616
CURO Financial Technologies Corp.,		
12.000%, 3-1-22 (G)	7,390	8,204
Quicken Loans, Inc.,		
5.750%, 5-1-25 (G)	32,851	32,769
		89,589
Insurance Brokers – 1.1%		
NFP Corp.,		
6.875%, 7-15-25 (G)	66,616	66,116

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

MARCH 31, 2018

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 0.1%		
VHF Parent LLC,		
6.750%, 6-15-22 (G)	$ 5,508	$ 5,818
Other Diversified Financial Services – 4.0%		
Balboa Merger Sub, Inc.,		
11.375%, 12-1-21 (G)	46,431	50,551
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp.:		
6.250%, 2-1-22	23,366	23,775
6.375%, 12-15-25	7,788	7,827
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5-1-19 (G)(J)	147,730	145,883
		228,036
Specialized Finance – 1.4%		
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9-15-18 (G)	83,116	79,168
Thrifts & Mortgage Finance – 0.3%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6-15-25 (G)	19,671	19,745
Total Financials – 8.5%		488,472
Health Care		
Health Care Facilities – 1.7%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7-15-24	4,274	4,173
Greatbatch Ltd.,		
9.125%, 11-1-23 (G)	30,329	32,831
HCA, Inc. (GTD by HCA Holdings, Inc.),		
5.250%, 6-15-26	2,404	2,435
MPH Acquisition Holdings LLC,		
7.125%, 6-1-24 (G)	13,779	14,227
Surgery Center Holdings, Inc.,		
8.875%, 4-15-21 (G)	25,486	26,569
Tenet Healthcare Corp.:		
7.500%, 1-1-22 (G)	2,854	3,007
8.125%, 4-1-22	11,492	11,981
		95,223
Health Care Supplies – 1.0%		
Kinetic Concepts, Inc. and KCI USA, Inc.,		
12.500%, 11-1-21 (G)	3,974	4,491
Universal Hospital Services, Inc.,		
7.625%, 8-15-20	51,342	51,727
		56,218
Life Sciences Tools & Services – 0.7%		
Avantor, Inc.:		
6.000%, 10-1-24 (G)	11,704	11,645
9.000%, 10-1-25 (G)	27,309	26,746
		38,391

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 1.6%		
Concordia Healthcare Corp.:		
9.500%, 10-21-22 (G)(H)	$86,664	$ 5,200
7.000%, 4-15-23 (G)(H)	10,052	678
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8-1-23 (G)	5,723	5,788
Valeant Pharmaceuticals International, Inc.:		
5.500%, 3-1-23 (G)	789	689
5.500%, 11-1-25 (G)	7,811	7,604
9.000%, 12-15-25 (G)	5,419	5,385
9.250%, 4-1-26 (G)	15,514	15,456
VPII Escrow Corp.,		
7.500%, 7-15-21 (G)	11,421	11,507
VRX Escrow Corp.:		
5.375%, 3-15-20 (G)	17,724	17,818
5.875%, 5-15-23 (G)	12,592	11,175
6.125%, 4-15-25 (G)	11,848	10,225
		91,525
Total Health Care – 5.0%		281,357
Industrials		
Aerospace & Defense – 2.1%		
KLX, Inc.,		
5.875%, 12-1-22 (G)	34,913	35,971
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	16,868	17,205
6.500%, 7-15-24	39,794	40,789
6.500%, 5-15-25	7,918	7,997
6.375%, 6-15-26	16,934	17,061
		119,023
Building Products – 0.2%		
Summit Materials LLC and Summit Materials Finance Corp.,		
6.125%, 7-15-23	7,058	7,199
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6-15-24	8,383	8,415
		15,614
Diversified Support Services – 0.6%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (G)	25,226	24,532
Ritchie Bros. Auctioneers, Inc.,		
5.375%, 1-15-25 (G)	6,054	6,054
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	2,710	2,818
		33,404
Environmental & Facilities Services – 0.7%		
GFL Environmental, Inc.:		
9.875%, 2-1-21 (G)	7,580	7,997
5.625%, 5-1-22 (G)	5,520	5,520
5.375%, 3-1-23 (G)	27,117	26,643

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services (Continued)		
Waste Pro USA, Inc.,		
5.500%, 2-15-26 (G)	$ 2,140	$ 2,113
		42,273
Security & Alarm Services – 1.0%		
Prime Security Services Borrower LLC,		
9.250%, 5-15-23 (G)	50,236	54,443
Total Industrials – 4.6%		264,757
Information Technology		
Application Software – 1.6%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (G)	92,792	88,152
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corp.:		
5.875%, 11-1-21 (G)	11,104	11,326
5.375%, 8-1-22 (G)	42,718	42,718
Italics Merger Sub, Inc.,		
7.125%, 7-15-23 (G)	86,728	86,511
j2 Cloud Services LLC and j2 Global, Inc.,		
6.000%, 7-15-25 (G)	7,864	8,051
		148,606
IT Consulting & Other Services – 1.6%		
Cardtronics, Inc. and Cardtronics USA, Inc.,		
5.500%, 5-1-25 (G)	4,761	4,487
NCR Escrow Corp.:		
5.875%, 12-15-21	31,466	32,017
6.375%, 12-15-23	29,376	30,477
Pioneer Holding Corp.,		
9.000%, 11-1-22 (G)	23,446	24,443
		91,424
Semiconductors – 0.0%		
Micron Technology, Inc.,		
5.500%, 2-1-25	3,220	3,341
Total Information Technology – 5.8%		331,523
Materials		
Aluminum – 1.5%		
Constellium N.V.:		
5.750%, 5-15-24 (G)	21,281	20,855
6.625%, 3-1-25 (G)	32,160	32,562
5.875%, 2-15-26 (G)	14,677	14,457
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (G)	12,449	12,760
5.875%, 9-30-26 (G)	8,281	8,157
		88,791
Commodity Chemicals – 0.5%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (G)	19,673	18,837
5.250%, 6-1-27 (G)	7,869	7,476
		26,313

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials – 0.7%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (G)	$ 43,731	$ 42,200
Diversified Chemicals – 0.3%		
PSPC Escrow Corp., 6.500%, 2-1-22 (G)	16,707	16,979
Fertilizers & Agricultural Chemicals – 1.2%		
Pinnacle Operating Corp., 9.000%, 5-15-23 (G)	70,641	66,403
Metal & Glass Containers – 2.1%		
ARD Finance S.A., 7.125%, 9-15-23	4,604	4,771
ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK), 8.750%, 1-31-23 (G)(J)	9,150	9,584
BakerCorp International, Inc., 8.250%, 6-1-19	98,245	95,298
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (G)	3,257	3,379
7.625%, 1-15-25 (G)	4,887	5,162
		118,194
Paper Packaging – 0.1%		
Flex Acquisition Co., Inc., 6.875%, 1-15-25 (G)	5,672	5,615
Specialty Chemicals – 0.1%		
Kraton Polymers LLC and Kraton Polymers Capital Corp., 7.000%, 4-15-25 (G)	7,999	8,279
Total Materials – 6.5%		372,774
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.), 5.250%, 8-1-26	4,164	4,149
Total Real Estate – 0.1%		4,149
Telecommunication Services		
Alternative Carriers – 0.5%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22	30,952	27,650
Integrated Telecommunication Services – 6.0%		
Frontier Communications Corp.:		
10.500%, 9-15-22	29,954	25,051
7.125%, 1-15-23	3,425	2,311
6.875%, 1-15-25	17,281	10,217
11.000%, 9-15-25	31,662	23,727
8.500%, 4-1-26 (G)	19,411	18,829
GCI, Inc., 6.875%, 4-15-25	29,696	31,107

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services (Continued)		
Olympus Merger Sub, Inc., 8.500%, 10-15-25 (G)	$96,596	$ 93,457
Sprint Corp.:		
7.250%, 9-15-21	63,913	66,070
7.875%, 9-15-23	47,911	48,929
7.125%, 6-15-24	5,951	5,802
7.625%, 3-1-26	11,584	11,309
		336,809
Wireless Telecommunication Service – 0.6%		
Sable International Finance Ltd., 6.875%, 8-1-22 (G)	24,988	26,237
Sprint Nextel Corp.:		
9.000%, 11-15-18 (G)	1,914	1,974
7.000%, 8-15-20	4,230	4,399
11.500%, 11-15-21	3,331	3,864
		36,474
Total Telecommunication Services – 7.1%		400,933
TOTAL CORPORATE DEBT SECURITIES – 69.3%		$3,965,055
(Cost: $4,153,566)		

LOANS (M)	Principal	Value
Consumer Discretionary		
Advertising – 0.5%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), 5.022%, 7-25-21	3,552	3,473
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 8.267%, 7-25-22	26,757	25,610
		29,083
Apparel Retail – 1.7%		
Talbots, Inc. (The) (ICE LIBOR plus 450 bps), 6.377%, 3-19-20	28,436	28,080
Talbots, Inc. (The) (ICE LIBOR plus 850 bps), 10.377%, 3-19-21	48,075	46,633
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22 (D)(Q)	26,651	24,585
		99,298
Department Stores – 1.0%		
Belk, Inc. (ICE LIBOR plus 475 bps), 6.458%, 12-10-22	65,188	56,388
Education Services – 0.8%		
Laureate Education, Inc. (ICE LIBOR plus 350 bps), 5.377%, 4-26-24	42,370	42,553

LOANS (M) (Continued)	Principal	Value
General Merchandise Stores – 1.7%		
BJ's Wholesale Club, Inc. (ICE LIBOR plus 375 bps), 5.191%, 2-3-24	$52,493	$ 52,422
BJ's Wholesale Club, Inc. (ICE LIBOR plus 750 bps), 9.191%, 1-26-25	41,483	41,548
		93,970
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 5.875%, 5-15-23	22,374	22,573
Restaurants – 0.5%		
NPC International, Inc. (ICE LIBOR plus 350 bps), 5.377%, 4-20-24	5,526	5,599
NPC International, Inc. (ICE LIBOR plus 750 bps), 9.377%, 4-18-25	22,640	23,093
		28,692
Specialized Consumer Services – 0.1%		
Asurion LLC (ICE LIBOR plus 600 bps), 7.877%, 8-4-25	3,912	4,013
Specialty Stores – 0.4%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 6.551%, 10-16-23	21,890	21,767
Total Consumer Discretionary – 7.1%		398,337
Consumer Staples		
Food Distributors – 0.3%		
Dairyland USA Corp. (ICE LIBOR plus 400 bps), 5.880%, 6-22-22	16,799	16,903
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc. (ICE LIBOR plus 825 bps), 10.552%, 10-21-22	20,745	20,797
Total Consumer Staples – 0.7%		37,700
Energy		
Coal & Consumable Fuels – 1.1%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 7.627%, 3-28-22	51,478	50,566
Westmoreland Coal Co. (ICE LIBOR plus 650 bps), 8.802%, 12-16-20	28,682	10,182
		60,748
Oil & Gas Drilling – 0.9%		
KCA Deutag Alpha Ltd., 0.000%, 5-16-20 (N)	618	617

MARCH 31, 2018

LOANS (M) (Continued)	Principal	Value
Oil & Gas Drilling (Continued)		
KCA Deutag Alpha Ltd. (ICE LIBOR plus 525 bps), 7.654%, 5-16-20	$50,258	$ 50,132
		50,749
Oil & Gas Equipment & Services – 0.3%		
Larchmont Resources LLC (10.530% Cash or 10.530% PIK), 9.050%, 8-7-20 (D)(J)(Q)	16,126	15,884
Oil & Gas Exploration & Production – 0.2%		
California Resources Corp. (ICE LIBOR plus 475 bps), 6.572%, 12-31-22	11,612	11,768
Oil & Gas Storage & Transportation – 1.0%		
Bowie Resources Holdings LLC (ICE LIBOR plus 1,075 bps), 12.627%, 2-16-21	25,494	24,315
Bowie Resources Holdings LLC (ICE LIBOR plus 575 bps), 7.627%, 8-12-20	35,518	34,793
		59,108
Total Energy – 3.5%		198,257
Financials		
Asset Management & Custody Banks – 0.2%		
Tortoise Borrower LLC (ICE LIBOR plus 400 bps), 5.877%, 1-31-25 (D)	13,908	14,012
Financial Exchanges & Data – 0.2%		
Hudson River Trading LLC, 0.000%, 3-20-25 (D)(N)	13,568	13,568
Insurance Brokers – 0.2%		
NFP Corp. (ICE LIBOR plus 350 bps), 4.877%, 1-8-24	10,362	10,381
Investment Banking & Brokerage – 0.8%		
Jane Street Group LLC (ICE LIBOR plus 375 bps), 5.627%, 8-25-22	43,346	43,522
Specialized Finance – 0.9%		
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 450 bps), 6.377%, 2-28-25 (D)	37,800	37,989
Mayfield Agency Borrower, Inc. (ICE LIBOR plus 850 bps), 10.377%, 2-28-26 (D)	12,493	12,431
		50,420
Total Financials – 2.3%		131,903

LOANS (M) (Continued)	Principal	Value
Health Care		
Life Sciences Tools & Services – 0.3%		
Avantor, Inc. (ICE LIBOR plus 400 bps), 5.877%, 9-22-24	$19,389	$ 19,587
Total Health Care – 0.3%		19,587
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding Corp. (ICE LIBOR plus 800 bps), 9.877%, 3-27-22	23,667	21,537
Construction & Engineering – 0.3%		
Tensar International Corp. (ICE LIBOR plus 850 bps), 10.802%, 7-10-22	18,274	14,619
Diversified Support Services – 0.3%		
USS Ultimate Holdings, Inc. (ICE LIBOR plus 375 bps), 5.627%, 8-25-24	9,335	9,382
USS Ultimate Holdings, Inc. (ICE LIBOR plus 775 bps), 9.627%, 8-25-25	7,819	7,904
		17,286
Industrial Conglomerates – 0.9%		
Crosby Worldwide Ltd. (ICE LIBOR plus 300 bps), 4.904%, 11-22-20	8,002	7,852
PAE Holding Corp. (ICE LIBOR plus 550 bps), 7.494%, 10-20-22	36,892	37,046
PAE Holding Corp. (ICE LIBOR plus 950 bps), 11.494%, 10-20-23	6,485	6,501
		51,399
Industrial Machinery – 1.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps), 10.802%, 1-30-23 (D)	81,082	81,082
Marine – 0.1%		
Deck Chassis Acquisition, Inc. (ICE LIBOR plus 600 bps), 7.877%, 6-15-23 (D)	4,653	4,723
Total Industrials – 3.4%		190,646
Information Technology		
Application Software – 0.2%		
Applied Systems, Inc. (ICE LIBOR plus 700 bps), 9.302%, 9-18-25	12,484	12,882

LOANS (M) (Continued)	Principal	Value
Data Processing & Outsourced Services – 0.1%		
Colorado Buyer, Inc. (ICE LIBOR plus 300 bps), 9.030%, 5-1-25	$ 6,400	$ 6,396
Internet Software & Services – 1.0%		
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 400 bps), 5.877%, 5-6-21 (D)	26,584	26,584
TravelCLICK, Inc. & TCH-2 Holdings LLC (ICE LIBOR plus 775 bps), 9.627%, 11-12-21	28,227	28,174
		54,758
Total Information Technology – 1.3%		74,036
Materials		
Diversified Metals & Mining – 0.3%		
EP Minerals LLC (ICE LIBOR plus 750 bps), 9.484%, 8-20-21 (D)	15,178	15,216
Paper Packaging – 0.8%		
FPC Holdings, Inc. (ICE LIBOR plus 800 bps), 10.302%, 5-27-20	30,101	29,750
Ranpak (Rack Merger) (ICE LIBOR plus 725 bps), 9.072%, 10-1-22 (D)	16,912	16,954
		46,704
Total Materials – 1.1%		61,920
Telecommunication Services		
Integrated Telecommunication Services – 0.9%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 5.877%, 10-10-24	51,248	51,689
Total Telecommunication Services – 0.9%		51,689
TOTAL LOANS – 20.6%		$1,164,075
(Cost: $1,182,463)		
SHORT-TERM SECURITIES		
Commercial Paper (O) – 2.2%		
Bemis Co., Inc.:		
2.172%, 4-5-18	15,000	14,994
2.252%, 4-9-18	3,000	2,998
Clorox Co. (The), 2.033%, 4-4-18	14,200	14,195
Diageo Capital plc (GTD by Diageo plc), 2.131%, 4-2-18	15,000	14,997
DTE Gas Co., 2.300%, 4-30-18	5,000	4,990
E.I. du Pont de Nemours and Co., 2.053%, 4-4-18	7,225	7,222

MARCH 31, 2018

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (O) (Continued)		
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 2.460%, 4-11-18	$10,000	$ 9,992
International Paper Co., 2.121%, 4-2-18	15,000	14,997
Kroger Co. (The), 2.201%, 4-2-18	6,270	6,269
McCormick & Co., Inc., 2.131%, 4-2-18	5,000	4,999
McDonalds Corp., 2.003%, 4-3-18	15,000	14,996
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 2.070%, 4-27-18	10,000	9,985
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia), 1.890%, 4-13-18	3,569	3,566
		124,200

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (P)	$5,206	$5,206
Municipal Obligations – 0.3%		
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.) (BVAL plus 20 bps), 1.850%, 4-7-18 (P)	7,300	7,300
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps), 1.880%, 4-7-18 (P)	7,845	7,845
		15,145

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.810%, 4-7-18 (P)	$3,000	$ 3,000
1.820%, 4-7-18 (P)	3,094	3,094
		6,094
TOTAL SHORT-TERM SECURITIES – 2.7%		**$ 150,645**
(Cost: $150,663)		
TOTAL INVESTMENT SECURITIES – 97.2%		**$5,544,445**
(Cost: $5,761,147)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (R) – 2.8%		**160,577**
NET ASSETS – 100.0%		**$5,705,022**

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Securities whose value was determined using significant unobservable inputs.

(E) Restricted securities. At March 31, 2018, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
BIS Industries Ltd.	12-22-17	19,683	$ 1,852	$ 1,673
J.G. Wentworth Co. (The)	1-25-18	4,485	39,515	39,515
Larchmont Resources LLC	12-8-16	18	6,189	6,189
Maritime Finance Co. Ltd.	9-19-13	1,750	30,172	15,750
New Cotai Participation Corp., Class B	4-12-13	—*	803	839
Sabine Oil & Gas Corp.	12-7-16	5	233	259
Pinnacle Agriculture Enterprises LLC	3-10-17	49,044	22,291	44,140
Targa Resources Corp., 9.500%	10-24-17	47	52,454	52,337
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	20	145	125
			$153,654	$160,827

The total value of these securities represented 2.8% of net assets at March 31, 2018.

(F) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(G) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $3,081,251 or 54.0% of net assets.

(H) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(I) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

(K)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2018.

(L)Zero coupon bond.

(M)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Rate shown is the yield to maturity at March 31, 2018.

(P)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q)Affiliated Security.

(R)Cash of $300 has been pledged as collateral for OTC foreign forward currency contracts.

The following forward foreign currency contracts were outstanding at March 31, 2018:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	13,705	U.S. Dollar	16,995	7-5-18	Morgan Stanley International	$11	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$70,234	$ 5,374	$ 16,360
Energy	10,440	6,448	—
Financials	—	—	55,265
Industrials	—	—	1,673
Total Common Stocks	$80,674	$ 11,822	$ 73,298
Preferred Stocks	2,160	52,337	44,140
Warrants	114	125	—*
Corporate Debt Securities	—	3,965,055	—*
Loans	—	901,047	263,028
Short-Term Securities	—	150,645	—
Total	$82,948	$ 5,081,031	$380,466
Forward Foreign Currency Contracts	$ —	$ 11	$ —

During the year ended March 31, 2018, securities totaling $10,275 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Securities totaling $125 were transferred from Level 2 to Level 1 due to increased availability of observable market data due increased market activity or information for these securities. Transfers in and out of Level 2 represent the values as of the beginning of the reporting period.

MARCH 31, 2018

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Warrants	Corporate Debt	Loans
Beginning Balance 4-1-17	$ 18,574	$16,830	$ —*	$ —*	$ 259,431
Net realized gain (loss)	—	—	—	—	278
Net change in unrealized appreciation (depreciation)	11,678	21,849	(408)	—*	(5,445)
Purchases	43,046	5,461	408	—	145,473
Sales	—	—	—	—	(145,745)
Amortization/Accretion of premium/discount	—	—	—	—	989
Transfers into Level 3 during the period	—	—	—	—	38,669
Transfers out of Level 3 during the period	—	—	—	—	(30,622)
Ending Balance 3-31-18	$73,298	$44,140	$ —*	$ —*	$263,028
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-18	$ 11,678	$21,849	$(408)	$ —*	$ 2,106

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-18	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 15,521	Market comparable approach	Adjusted EBITDA multiple	8.62x
	839	Market comparable approach	Adjusted revenue multiple	8.96x
			Illiquidity discount	10%
	39,515	Market comparable approach	Broker quotes	N/A
	15,750	Market comparable approach	Adjusted book value multiple	1.00x
	1,673	Market comparable approach	Adjusted EBITDA multiple	5.74x
Preferred Stocks	44,140	Market comparable approach	Adjusted EBITDA multiple	10.01x
			Illiquidity discount	10%
Warrants	—*	Market comparable approach	No market color	N/A
Corporate Debt	—*	Cost approach	Cost of position	0
Loans	263,028	Third-party valuation pricing service	Broker quotes	N/A

Significant increases (decreases) in the adjusted revenue multiple, adjusted EBITDA multiple, and adjusted book value multiple inputs could result in higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input could result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
PIK = Payment in Kind
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.



John C. Maxwell



Catherine Murray

Below, John Maxwell, CFA, and Catherine Murray, portfolio managers of Ivy International Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Maxwell has managed the Fund since February 2006 and has 26 years of industry experience. Ms. Murray was named portfolio manager in January 2017 and was previously an assistant portfolio manager on the Fund since 2014. She has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy International Core Equity Fund (Class A shares at net asset value)	12.33%
Ivy International Core Equity Fund (Class A shares including sales load)	5.85%

Benchmark(s) and/or Lipper Category

MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	14.80%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	15.30%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

International markets posted strong positive returns

For the fiscal year ended March 31, 2018, the momentum factor stood out as a performance driver across markets, which generated a headwind for the Fund's "relative value" approach. The Fund posted a solid return of 12.33% but lagged the MSCI EAFE Index, the Fund's benchmark, which had a return of 14.80%. Cyclical sectors were stand-out performers relative to stable/defensive sectors, particularly bond proxies. Cyclical performance was driven by economic growth, which was leveraged into strong earnings growth. The market seems braced for rising yields, which coupled with poor relative earnings and high valuations, hurt bond proxies. Specifically, the information technology, energy, materials, consumer discretionary and industrials sectors beat the index return for the fiscal year. The financials sector was the only cyclical sector to underperform the index. In the end, cyclical sectors outperformed defensive sectors by more than 500 basis points.

Geographically, solid returns were broad based, with China, Japan and the European Union (excluding the U.K.) generating the best performance. That said, within geographies, the uniformity often broke down and returns were quite divergent. In other words, there was a narrow market of top-performing stocks. Stocks with a secular story and strong earnings generally significantly outperformed slow growers with low valuations — characteristics of a momentum-fueled market. As we went through the year, economic data stayed strong and synchronized. Additionally, earnings remained supportive through the year, growing 10% or more in most regions.

Around the world

The U.S. Federal Reserve (Fed) raised rates in March 2018 — the third time over the fiscal year — and we estimate an additional 2-3 hikes through December 2018 — in line with consensus. Despite the Fed's tighter monetary policy, the U.S. dollar depreciated by approximately 10% over the fiscal year. The vast majority of central banks seem to have a tapering tilt, despite rhetoric that may seem to contradict current policy action. That said, with Japan's Prime Minister Abe solidly in control, we think Japanese monetary policy will remain at the extremes of easy until inflation consistently exceeds 1%. Aggressive international monetary policy is resulting in much lower foreign ten-year rates than in the U.S. We believe there is an increasing fear U.S. rate hikes could lead to a curve inversion, which is often a precursor to a recession.

Overall, inflation remains tame but gave the markets a scare in February when fears of the Fed accelerating rate hikes drove a spike in market volatility. During the period, there were concerns that the tight job market, tax cuts and a potential ramping of infrastructure spending, may light the inflation fire. Corporate tax cuts and infrastructure spending are also occurring in a number of foreign countries. The governments of France and Japan have approved tax cuts, while Australia is witnessing a large infrastructure spend.

Actions in the Fund during the year

Through the fiscal year, the Fund remained relatively balanced between defensive and cyclical sectors. However, the spike in volatility towards fiscal year end resulted in a slight tilt towards defensive sectors. From a sector standpoint, top contributors to performance included strong stock selection in information technology, financials and telecommunication services. Information technology holdings Alibaba Group Holdings Ltd. ADR and MercadoLibre, Inc. were standout performers as well as consumer staples holding Koninklijke Ahold Delhaize N.V., a Netherlands-based international food retailer. On the other hand, poor stock selection in health care and energy detracted from performance for the fiscal year. In particular, allocations to Teva Pharmaceutical Industries Ltd. ADR and Seven Generations Energy Ltd. were top relative detractors, providing about 120 basis points of relative underperformance. The Fund no longer holds Teva Pharmaceuticals. As mentioned above, returns diverged among individual stocks. Most of the underperformance occurred in August, when some of our holdings delivered below par results/guidance and performed poorly. From a sector allocation standpoint, we increased the Fund's weighting to consumer staples, telecommunications and information technology, while reducing exposure to consumer discretionary, health care and information technology over the fiscal year.

Geographically, our emerging-market positions drove positive performance, while allocations to Canadian energy stocks hurt performance. The Fund made a few changes in country allocations over the fiscal year, but general weighting from region to region remained relatively stable.

From a top-down standpoint, we made a couple of changes to our investment themes. We eliminated the mergers-and-acquisitions theme in the wake of the poor performance during the third quarter of 2017 and added "forces of market disruption" as a theme during the fourth quarter of 2017. The "disruption" theme entails a closer look at five persistent forces driving threats to a company's business model when evaluating potential investment opportunities. These forces include the internet, artificial intelligence/digitalization, the increasing role China plays as a competitor, persistent low cost of capital and nationalism. We believe these forces of disruption are threatening many business models, and reversion-to-the-mean investing is under threat.

In summary, current Fund themes are:

- Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region

- Strong growth in infrastructure

- Solid and believable dividend yields

- Forces of market disruption

What we seek

As we move forward, we continue to seek companies we believe are underpriced relative to their prospects and peers in both the growth and value parts of the market. As stated, towards the end of the fiscal year, we tilted the Fund to be slightly overweight defensive sectors relative to cyclical sectors given the increased volatility and the strong cyclical performance over the last two years. Within defensives, we have been adding to telecommunications at the expense of health care. We are also increasingly focused on companies with sustainable competitive advantages and strong balance sheets (higher quality) as well as reducing exposure to financial leverage — a strategy we believe to be effective at the end of an economic cycle.

Outlook

There are a number of geopolitical threats we are actively monitoring, none more prevalent than the developing tariff proposals between the U.S. and China. Despite the recent rhetoric, we believe rational behavior will prevail and we will avoid an all-out trade war. Nonetheless, the market is a discounting mechanism, and the probability of damaging trade policies has increased. Other risks we are actively monitoring include the rise of nationalism in Europe (as evidenced in the recent Italian elections), continued discussions between the U.S. and North Korea and the ongoing Brexit negotiations.

Despite perceived risks to equity markets, we continue to believe global economic growth is in a sweet spot today, supported by monetary and fiscal policy globally, which is positive for markets. In addition, we believe corporate tax relief in a number of countries (including the U.S., France and Japan) as well as infrastructure spending should help extend the current market cycle. That said, the current economic cycle is in its 10th year — long by any historical standard. The question remains: How much longer will the cycle extend uninterrupted by looming risks? As a result, we are watching closely for signs of change and have made an effort to position the Fund to withstand an abrupt end to the cycle.

Global monetary policy remains at the extremes of easy and we do not see that changing materially unless inflation accelerates at a higher-than-expected rate. Despite the majority of major central banks beginning to or indicating a desire to taper their aggressive monetary policy, we believe virtually all countries are struggling with high levels of debt. As a result, we believe central banks will attempt to keep rates below nominal gross domestic product growth in order to monetize the debt. As such, we believe there is a long-term cap on how high rates can go. Our base case is continued slow, deliberate exiting of quantitative easing and reversing of negative interest rate policy globally.

Despite a year of solid gains, we believe relative valuation remains supportive for international equities, while absolute valuations are less attractive. We expect to continue to see relative value opportunities in emerging markets (especially China), energy/off-cycle commodity plays, companies linked to internet expansion and increasingly in yield plays.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	96.1%
Financials	18.3%
Industrials	14.2%
Consumer Staples	13.5%
Energy	11.7%
Consumer Discretionary	9.0%
Telecommunication Services	8.4%
Information Technology	7.8%
Health Care	7.7%
Materials	5.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Country Weightings

Europe	58.7%
France	15.5%
United Kingdom	14.1%
Switzerland	7.8%
Germany	7.6%
Netherlands	4.2%
Other Europe	9.5%
Pacific Basin	29.3%
Japan	14.8%
China	6.8%
Australia	3.6%
Other Pacific Basin	4.1%
North America	5.9%
Canada	4.5%
Other North America	1.4%
South America	2.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.9%

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	81/100	81
3 Year	39/78	50
5 Year	4/70	6
10 Year	6/52	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Total S.A.	France	Energy	Integrated Oil & Gas
Koninklijke Ahold Delhaize N.V.	Netherlands	Consumer Staples	Food Retail
Orange S.A.	France	Telecommunication Services	Integrated Telecommunication Services
Isuzu Motors Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Bayer AG	Germany	Health Care	Pharmaceuticals
Danone S.A.	France	Consumer Staples	Packaged Foods & Meats
Subaru Corp.	Japan	Consumer Discretionary	Automobile Manufacturers
Magna International, Inc.	Canada	Consumer Discretionary	Auto Parts & Equipment
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Airbus SE	France	Industrials	Aerospace & Defense

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY INTERNATIONAL CORE EQUITY FUND

(UNAUDITED)



Ivy International Core Equity Fund, Class A Shares[1]	$14,598
MSCI EAFE Index	$13,100

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-18	5.85%	7.39%	11.57%	9.53%	12.70%	12.82%	12.04%	—	12.42%
5-year period ended 3-31-18	6.79%	6.98%	7.34%	7.43%	8.43%	—	7.80%	—	8.15%
10-year period ended 3-31-18	3.86%	3.73%	3.78%	4.14%	4.88%	—	—	—	4.61%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	4.57%	8.12%	3.94%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Australia		
Energy – 1.1%		
Oil Search Ltd.	14,262	$ 79,222
Financials – 1.4%		
Westpac Banking Corp.	4,477	99,168
Materials – 1.1%		
BHP Billiton plc	2,178	43,046
BHP Billiton plc ADR	779	30,948
Newcrest Mining Ltd.	706	10,644
		84,638
Total Australia – 3.6%		**263,028**
Brazil		
Information Technology – 1.0%		
MercadoLibre, Inc.	195	69,657
Telecommunication Services – 1.2%		
Telefonica Brasil S.A.	2,881	44,227
Vivo Participacoes S.A. ADR	2,813	43,213
		87,440
Total Brazil – 2.2%		**157,097**
Canada		
Consumer Discretionary – 1.9%		
Magna International, Inc.	2,394	134,830
Energy – 2.6%		
Seven Generations Energy Ltd., Class A (A)	6,521	80,986
Suncor Energy, Inc.	3,202	110,556
		191,542
Total Canada – 4.5%		**326,372**
China		
Consumer Discretionary – 1.6%		
Huayu Automotive Systems Co. Ltd., A Shares	18,894	71,746
JD.com, Inc. ADR (A)	1,124	45,530
		117,276
Consumer Staples – 1.3%		
Wuliangye Yibin Co. Ltd., A Shares	8,598	93,140
Financials – 1.3%		
China Construction Bank Corp.	92,900	97,035
Information Technology – 1.5%		
Alibaba Group Holding Ltd. ADR (A)	613	112,437
Telecommunication Services – 1.1%		
China Unicom Ltd.	61,284	78,401
Total China – 6.8%		**498,289**

COMMON STOCKS (Continued)	Shares	Value
Denmark		
Industrials – 1.1%		
A.P. Moller – Maersk A/S (A)	50	$ 77,717
Total Denmark – 1.1%		**77,717**
France		
Consumer Discretionary – 0.4%		
LVMH Moet Hennessy – Louis Vuitton	98	30,047
Consumer Staples – 1.9%		
Danone S.A.	1,707	138,372
Energy – 3.4%		
Total S.A.	4,283	245,473
Financials – 2.8%		
Axa S.A.	3,712	98,671
Societe Generale S.A.	1,888	102,544
		201,215
Industrials – 4.8%		
Airbus SE	1,132	130,994
Schneider Electric S.A.	1,176	103,534
Vinci	1,157	113,959
		348,487
Telecommunication Services – 2.2%		
Orange S.A.	9,446	160,558
Total France – 15.5%		**1,124,152**
Germany		
Financials – 1.6%		
Deutsche Boerse AG	863	117,977
Health Care – 4.5%		
Bayer AG	1,253	141,309
Fresenius Medical Care AG & Co. KGaA	1,060	108,292
Fresenius SE & Co. KGaA	999	76,388
		325,989
Information Technology – 1.5%		
SAP AG	1,048	110,058
Total Germany – 7.6%		**554,024**
Hong Kong		
Financials – 1.4%		
AIA Group Ltd.	12,496	106,821
Total Hong Kong – 1.4%		**106,821**
Ireland		
Materials – 1.6%		
CRH plc	3,486	117,849
Total Ireland – 1.6%		**117,849**

COMMON STOCKS (Continued)	Shares	Value
Italy		
Financials – 0.5%		
UniCredit S.p.A.	1,851	$ 38,694
Total Italy – 0.5%		**38,694**
Japan		
Consumer Discretionary – 3.9%		
Isuzu Motors Ltd.	9,732	149,104
Subaru Corp.	4,139	136,996
		286,100
Consumer Staples – 1.1%		
Calbee, Inc.	2,420	82,235
Energy – 1.3%		
Inpex Corp.	7,653	94,962
Financials – 2.5%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	12,207	81,124
Tokio Marine Holdings, Inc.	2,251	102,062
		183,186
Industrials – 2.2%		
Komatsu Ltd.	2,381	79,751
SMC Corp.	190	77,333
		157,084
Information Technology – 1.1%		
Tokyo Electron Ltd.	406	75,180
Telecommunication Services – 2.7%		
Nippon Telegraph and Telephone Corp.	2,023	94,361
SoftBank Group Corp.	1,375	102,570
		196,931
Total Japan – 14.8%		**1,075,678**
Luxembourg		
Energy – 1.6%		
Tenaris S.A.	2,888	49,918
Tenaris S.A. ADR	1,793	62,153
		112,071
Materials – 0.7%		
ArcelorMittal	1,525	48,421
Total Luxembourg – 2.3%		**160,492**
Netherlands		
Consumer Staples – 2.5%		
Koninklijke Ahold Delhaize N.V.	7,653	181,345
Energy – 1.7%		
Royal Dutch Petroleum Co., New York Shares	640	40,861
Royal Dutch Shell plc, Class A	2,676	85,234
		126,095
Total Netherlands – 4.2%		**307,440**

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Norway		
Financials – 1.4%		
DNB ASA	5,006	$ 98,600
Total Norway – 1.4%		98,600
South Korea		
Information Technology – 1.3%		
Samsung Electronics Co. Ltd.	41	94,999
Total South Korea – 1.3%		94,999
Spain		
Industrials – 1.1%		
ACS Actividades de Construccion y Servicios S.A.	2,129	83,052
Total Spain – 1.1%		83,052
Sweden		
Financials – 1.5%		
Swedbank AB	4,852	109,035
Total Sweden – 1.5%		109,035
Switzerland		
Consumer Staples – 1.7%		
Nestle S.A., Registered Shares	1,531	120,981
Financials – 1.4%		
UBS Group AG	5,748	101,277
Health Care – 1.8%		
Roche Holdings AG, Genusscheine	577	132,385
Industrials – 2.9%		
Adecco S.A.	1,302	92,710
Ferguson plc	1,586	119,290
		212,000
Total Switzerland – 7.8%		566,643
Taiwan		
Information Technology – 1.4%		
MediaTek, Inc.	8,953	103,015
Total Taiwan – 1.4%		103,015
United Kingdom		
Consumer Discretionary – 1.2%		
Whitbread plc	1,624	84,281
Consumer Staples – 5.0%		
British American Tobacco plc	1,699	98,189
Imperial Tobacco Group plc	2,417	82,295
Reckitt Benckiser Group plc	944	79,698
Unilever plc	1,886	104,606
		364,788

COMMON STOCKS (Continued)	Shares	Value
Financials – 2.5%		
Prudential plc	3,135	$ 78,343
Standard Chartered plc	9,968	100,228
		178,571
Industrials – 2.1%		
Babcock International Group plc	8,615	80,869
BAE Systems plc	9,429	77,144
		158,013
Materials – 2.1%		
Rio Tinto plc	2,056	104,319
Rio Tinto plc ADR	839	43,249
		147,568
Telecommunication Services – 1.2%		
BT Group plc	26,386	84,219
Total United Kingdom – 14.1%		1,017,440
United States		
Health Care – 1.4%		
Shire Pharmaceuticals Group plc ADR	586	87,587
Shire plc	333	16,588
		104,175
Total United States – 1.4%		104,175
TOTAL COMMON STOCKS – 96.1%		$6,984,612
(Cost: $6,213,441)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.8%		
Bemis Co., Inc. 2.172%, 4-5-18	$ 11,000	10,996
Clorox Co. (The) 2.083%, 4-6-18	3,345	3,343
Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.) 2.330%, 4-26-18	1,750	1,747
Diageo Capital plc (GTD by Diageo plc) 2.131%, 4-2-18	9,000	8,998
Essilor International S.A. 1.852%, 4-9-18	12,000	11,993
General Dynamics Corp. 2.070%, 5-3-18	9,744	9,726
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.) 2.460%, 4-11-18	10,000	9,992
Hewlett Packard Enterprise Corp. 2.030%, 4-20-18	5,000	4,994
International Paper Co. 2.390%, 4-16-18	4,000	3,996
Commercial Paper (B) (Continued)		
Kroger Co. (The) 2.201%, 4-2-18	$10,000	$ 9,998
McCormick & Co., Inc. 2.131%, 4-2-18	5,000	4,999
Northern Illinois Gas Co.: 2.251%, 4-3-18	14,625	14,621
2.201%, 4-4-18	9,000	8,997
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia) 2.070%, 4-27-18	3,460	3,455
River Fuel Trust #1 (GTD by Bank of Nova Scotia): 2.070%, 4-30-18	7,000	6,988
2.280%, 6-15-18	7,000	6,966
Rockwell Automation, Inc. 1.971%, 4-5-18	2,695	2,694
Sysco Corp. 2.100%, 4-2-18	6,104	6,103
		130,606
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 1.980%, 4-5-18 (C)	2,653	2,653
Municipal Obligations – 0.2%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps) 1.450%, 4-7-18 (C)	11,065	11,065
University of California (1-Month U.S. LIBOR plus 8 bps) 1.780%, 4-7-18 (C)	4,000	4,000
		15,065
United States Government Agency Obligations – 0.8%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate): 1.810%, 4-7-18 (C)	57,279	57,279
1.800%, 4-7-18 (C)	2,000	2,000
		59,279
TOTAL SHORT-TERM SECURITIES – 2.8%		$ 207,603
(Cost: $207,613)		
TOTAL INVESTMENT SECURITIES – 98.9%		$ 7,192,215
(Cost: $6,421,054)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		77,023
NET ASSETS – 100.0%		$7,269,238

MARCH 31, 2018

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$180,360	$ 472,174	$ —
Consumer Staples	—	980,861	—
Energy	294,556	554,809	—
Financials	—	1,331,579	—
Health Care	87,587	474,962	—
Industrials	—	1,036,353	—
Information Technology	182,094	383,252	—
Materials	74,197	324,279	—
Telecommunication Services	87,440	520,109	—
Total Common Stocks	$906,234	$6,078,378	$ —
Short-Term Securities	—	207,603	—
Total	$906,234	$6,285,981	$ —

During the year ended March 31, 2018, securities totaling $2,800,519 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Financials	18.3%
Industrials	14.2%
Consumer Staples	13.5%
Energy	11.7%
Consumer Discretionary	9.0%
Telecommunication Services	8.4%
Information Technology	7.8%
Health Care	7.7%
Materials	5.5%
Other+	3.9%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Daniel P. Becker



Bradley M. Klapmeyer

Below, Daniel P. Becker, CFA, and Bradley M. Klapmeyer, CFA, portfolio manager of Ivy Large Cap Growth Fund during the fiscal year ended March 31, 2018, discuss positioning, performance and results for the fiscal year. In April 2018, Mr. Becker resigned his position as portfolio manager; he had managed the Fund since 2000 and he has 29 years of industry experience. Mr. Klapmeyer has managed the Fund since August 2016 and he has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Large Cap Growth Fund (Class A shares at net asset value)	23.45%
Ivy Large Cap Growth Fund (Class A shares including sales charges)	16.35%

Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	21.25%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.08%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Market conditions

The measurement period marked a year of exceptional returns for the Russell 1000 Growth Index, the Fund's benchmark. The benchmark returned more than 20% during the period, adding to the powerful gains now recorded over nine consecutive years post the Great Recession of 2009. Specifically, the annualized return for the index starting on March 31, 2009 and ending on March 31, 2018 is 18.2%, or what equates to a cumulative return of more than 280%. This is rather remarkable performance during a period that was fraught with geopolitical disruption, global growth challenges, and slow, but low, growth in the U.S.

The fiscal year consisted of a number of key themes: supportive economic data and slow, but solid economic growth, spurts of progress followed by regress from Washington on the policy front, and a steady march upward in interest rates from the Federal Reserve (Fed) and an evolving yield curve.

Economic growth remained in a slow and steady mode, although growth accelerated toward the end of the period. Job growth remained strong and unemployment continued to tick lower. The manufacturing sector, as measured by the Purchasing Managers' Index, continued to hit new levels of strength. In fact, the data has been strong enough that investors began to worry about a potentially dangerous cocktail developing — strong or peaking economic indicators along with accelerating growth and bubbling inflation concerns. As this theme developed toward the end of the period, the equity markets became more volatile and market multiples were pressured.

On the government policy front, the market reacted favorably to corporate and personal tax reforms that were passed late during calendar year 2017. Recall attempts to push through health care reform were consistently failing, frustrating investors due to the lack of progress. As such, this move to successfully, and surprisingly, pass tax reform was well received. The result was a round of upward earnings revisions, reignited enthusiasm for acceleration in business investment, and hopes for improved consumer spending. Unfortunately, late in the measurement period, the Trump Administration turned its attention to global trade imbalances, a move that had a negative impact on global capital markets. These headlines also worked to pressure the equity markets late in the fiscal year.

The Fed maintained the more recent increased tempo of interest rate increases with a March hike, the sixth since the turn to higher rates began in December 2015, but the fourth hike over the past calendar year. The yield curve has changed materially with two year rates going up from 1.25% to 2.26%, while 10 year Treasuries went up from 2.39% to 2.74%. Obviously spreads (10 year — 2 year) have contracted materially and are at similar levels to 2007. There are various reasons for the flattening of the yield curve but the most compelling are the limited inflationary pressures and the reality that we have been in an economic upcycle for almost a decade and are approaching the late innings of the cycle.

Looking at the return by the index, factor performance showed that momentum and quality factors (Return on Equity and Rate of Change) were key variables in driving performance during the fiscal year. Value and cash deployment were the key out-of-favor factors, with low valuation stocks and high-dividend yielding stocks generally underperforming the benchmark.

Strategies employed, contributors and detractors

In the 12-month period ended March 31, 2018, the Fund outperformed relative to the Russell 1000 Growth Index, its benchmark. Fund performance was mainly driven by the technology sector, with additional positive contributions from consumer discretionary, industrials and financials. One notable detractor was health care and its underperformance was due to security selection.

Technology stocks, especially mega-cap technology stocks, were market leaders throughout the majority of the measurement period. The Fund was overweight the sector and benefited from individual security overweight positions in Lam Research Corp., MasterCard, Inc., Adobe Systems, Inc., Paypal, Inc. and salesforce.com, Inc. Investors were attracted to the strong end-markets in technology, such as digital marketing initiatives, Cloud computing and software-as-a-service approaches. Many of these high-growth technology companies generated significant cash flow, differentiating this environment from the late 1990s.

Consumer discretionary is a sector with many challenged sub-industries, such as media and retail. Despite those challenges, the Fund found favorable performance in Ferrari N.V. and Amazon.com, Inc. Ferrari N.V. is uniquely positioned as a controlled unit growth auto company with favorable demand trends, sustained pricing power and strong profitability metrics. Amazon.com, Inc. continues to gain increased share of retail across many categories while also rapidly growing its Cloud computer offering.

Another notable sector with a positive contribution to performance was industrials. The sector performed well on the back of improving global growth and accelerating growth in the U.S.

Despite good overall performance, health care was a negative detractor from performance. Although macro concerns around pricing and long-term margin pressure remain, the under performance during this period was mainly due to stock-specific events. A notable detractor was DexCom, a player in the diabetes device market. During the measurement period, a competitor received a surprisingly favorable approval from the Food & Drug Administration, quickly altering the competitive landscape and dinging company shares. Another biotechnology holding, Celgene Corp., experienced a failed clinical drug trial, which changed the long-term growth trajectory. DexCom and Celgene are no longer Fund holdings.

Outlook and positioning

As aforementioned, the measurement period ended with a handful of emerging worries, a few of which are notable. To recap the list of concerns: continued push higher in rates from the Fed and the eventual economic tightening that will result; fears of proposed tariffs becoming a more economically detrimental trade war and beginnings of more growth impairing protectionist policies; concerns about inflation bubbling up and potentially impacting corporate profitability; and scrutiny of a handful of visible technology firms with access to user data.

Trade concerns are hard to gauge as a lot of the public rhetoric may prove to be just negotiating and positioning for a less ominous final resolution. What is not hard to observe is that global trade and use of a global supply chain has been a boon for global growth, including profitability enhancement for U.S. multi-national companies. A move to a global trade war likely would impair market valuations.

On the economic front, data points such as the ISM Manufacturing Index that appear at peak levels garner a lot of attention as they are likely to become "less good," but it is important to note that the underlying components do not appear to signal huge risk. For instance, inventory levels (both manufacturer and customer) remain in healthy shape and indicate the need for more inventory stock and sustained growth. Context is important.

Inflation exists but just not everywhere, yet. Despite the longevity of the cycle and pockets of price pressure, there is no broad inflationary pressure. With that said, this remains a key risk as the Fed would move to a more hawkish stance with more signals of inflationary pressures. Also, the transition to a world with inflationary pressure on wages (labor) and input prices could potentially lead to margin pressure for many companies, something they have not had to deal with for quite some time.

Our emphasis continues to be focused on stocks of companies that maintain unique, highly profitable, growing businesses that are not easy to replicate.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	99.0%
Information Technology	46.5%
Industrials	14.1%
Consumer Discretionary	12.8%
Financials	10.8%
Health Care	9.7%
Consumer Staples	2.5%
Energy	1.8%
Real Estate	0.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.0%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	230/695	34
3 Year	320/602	54
5 Year	202/560	37
10 Year	275/407	68

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
CME Group, Inc.	Financials	Financial Exchanges & Data
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
salesforce.com, Inc.	Information Technology	Application Software
Adobe Systems, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Large Cap Growth Fund, Class A Shares[1]	$23,054
Russell 1000 Growth Index	$29,277

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	16.35%	18.42%	22.59%	20.35%	23.80%	24.00%	23.06%	23.57%
5-year period ended 3-31-18	13.66%	13.87%	14.17%	14.42%	15.32%	—	14.65%	15.13%
10-year period ended 3-31-18	8.71%	8.43%	8.50%	9.07%	9.64%	—	9.01%	9.45%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	13.33%	—	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY LARGE CAP GROWTH FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS		Shares	Value
Consumer Discretionary			
Automobile Manufacturers – 2.4%			
Ferrari N.V.		714	$ 86,003
Cable & Satellite – 0.7%			
Comcast Corp., Class A		768	26,249
Home Improvement Retail – 4.5%			
Home Depot, Inc. (The)		920	163,981
Internet & Direct Marketing Retail – 5.2%			
Amazon.com, Inc. (A)		111	159,969
Booking Holdings, Inc. (A)		13	27,045
			187,014
Total Consumer Discretionary – 12.8%			463,247
Consumer Staples			
Hypermarkets & Super Centers – 0.1%			
Wal-Mart Stores, Inc.		42	3,728
Soft Drinks – 1.1%			
Monster Beverage Corp. (A)		717	41,008
Tobacco – 1.3%			
Philip Morris International, Inc.		463	46,022
Total Consumer Staples – 2.5%			90,758
Energy			
Oil & Gas Equipment & Services – 1.8%			
Halliburton Co.		1,354	63,547
Total Energy – 1.8%			63,547
Financials			
Financial Exchanges & Data – 6.4%			
CME Group, Inc.		962	155,643
S&P Global, Inc.		413	78,869
			234,512
Investment Banking & Brokerage – 3.3%			
Charles Schwab Corp. (The)		2,280	119,082
Other Diversified Financial Services – 1.1%			
Citigroup, Inc.		581	39,231
Total Financials – 10.8%			392,825
Health Care			
Biotechnology – 0.9%			
Alexion Pharmaceuticals, Inc. (A)		195	21,702
Vertex Pharmaceuticals, Inc. (A)		63	10,186
			31,888
Health Care Equipment – 4.0%			
Abiomed, Inc. (A)		81	23,425
Danaher Corp.		583	57,072
Intuitive Surgical, Inc. (A)		156	64,401
			144,898
Managed Health Care – 2.0%			
UnitedHealth Group, Inc.		339	$ 72,503
Pharmaceuticals – 2.8%			
Bristol-Myers Squibb Co.		115	7,299
Zoetis, Inc.		1,152	96,162
			103,461
Total Health Care – 9.7%			352,750
Industrials			
Aerospace & Defense – 4.4%			
Lockheed Martin Corp.		281	95,060
Northrop Grumman Corp.		189	66,053
			161,113
Construction Machinery & Heavy Trucks – 3.4%			
Caterpillar, Inc.		833	122,782
Electrical Components & Equipment – 0.7%			
Emerson Electric Co.		342	23,352
Industrial Machinery – 2.9%			
Parker Hannifin Corp.		102	17,411
Stanley Black & Decker, Inc.		566	86,696
			104,107
Railroads – 1.4%			
Union Pacific Corp.		380	51,084
Trucking – 1.3%			
J.B. Hunt Transport Services, Inc.		415	48,570
Total Industrials – 14.1%			511,008
Information Technology			
Application Software – 8.0%			
Adobe Systems, Inc. (A)		667	144,125
salesforce.com, Inc. (A)		1,251	145,515
			289,640
Data Processing & Outsourced Services – 14.2%			
FleetCor Technologies, Inc. (A)		151	30,658
MasterCard, Inc., Class A		942	165,036
PayPal, Inc. (A)		2,241	170,002
Visa, Inc., Class A		1,248	149,274
			514,970
Home Entertainment Software – 2.3%			
Electronic Arts, Inc. (A)		697	84,516
Internet Software & Services – 7.7%			
Alphabet, Inc., Class A (A)		90	92,928
Alphabet, Inc., Class C (A)		82	84,389
Facebook, Inc., Class A (A)		630	100,620
			277,937
Semiconductor Equipment – 3.8%			
Applied Materials, Inc.		810	45,055
Lam Research Corp.		454	92,240
			137,295
Semiconductors – 1.0%			
Microchip Technology, Inc.		406	$ 37,059
Systems Software – 5.1%			
Microsoft Corp.		2,015	183,873
Technology Hardware, Storage & Peripherals – 4.4%			
Apple, Inc.		957	160,496
Total Information Technology – 46.5%			1,685,786
Real Estate			
Specialized REITs – 0.8%			
American Tower Corp., Class A		207	30,100
Total Real Estate – 0.8%			30,100
TOTAL COMMON STOCKS – 99.0%			$3,590,021
(Cost: $2,074,107)			
SHORT-TERM SECURITIES		**Principal**	
Commercial Paper (B) – 0.9%			
Bemis Co., Inc., 2.252%, 4-9-18		$5,500	5,497
Clorox Co. (The), 2.440%, 4-27-18		5,000	4,991
General Dynamics Corp., 2.050%, 4-20-18		5,000	4,994
Hewlett Packard Enterprise Corp., 2.281%, 4-5-18		5,000	4,998
Kroger Co. (The), 2.201%, 4-2-18		5,000	4,999
PacifiCorp, 2.151%, 4-2-18		8,000	7,998
			33,477
Master Note – 0.1%			
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (C)		4,470	4,470
Municipal Obligations – 0.1%			
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.600%, 4-7-18 (C)		3,200	3,200
TOTAL SHORT-TERM SECURITIES – 1.1%			$ 41,147
(Cost: $41,151)			
TOTAL INVESTMENT SECURITIES – 100.1%			$ 3,631,168
(Cost: $2,115,258)			
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%			(2,571)
NET ASSETS – 100.0%			$3,628,597

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,590,021	$ —	$ —
Short-Term Securities	—	41,147	—
Total	$3,590,021	$41,147	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Susan Regan

Below, Susan K. Regan, portfolio manager of Ivy Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Ms. Regan has managed the Fund since 2014, and has 30 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2018

Ivy Limited-Term Bond Fund (Class A shares at net asset value)	0.25%
Ivy Limited-Term Bond Fund (Class A shares including sales charges)	-2.28%

Benchmark(s) and/or Lipper Category

Bloomberg Barclays 1-5 Year U.S. Government/Credit Index (Generally reflects the performance of securities representing the bond market with greater than one and less than five years until maturity)	0.19%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	0.46%

Please note that the Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Performance

The fiscal year ended March 31, 2018, the Fund slightly outperformed its benchmark, but underperformed relative to its peer group.

Market perspective

The year was a tale of two halves. While the yield on the two-year U.S. Treasury note rose 101 basis points for the period, it occurred with a 23 basis points increase in the first half of the fiscal year, and an additional 78 basis points in the second half.

The period began with a great deal of uncertainty in Washington, D.C. as lawmakers chose to tackle the Affordable Care Act without success. That had many parties, including the market, wondering if anything would be accomplished in Washington or if gridlock would continue, which keep yields subdued.

While there were several geopolitical risks during the year, the two concerns dominating the period were Russia's involvement in U.S. elections and North Korea's growing nuclear capabilities. The latter was noted by the series of hurled threats and insults between President Donald Trump and North Korea's Kim Jong-un, who are both avid social media users, and their series of hurled threats and insults toward one another kept the markets on edge throughout much of the last year, while also contributing to the subdued yields.

The U.S. Federal Reserve (Fed) engaged in three federal funds rate increases over this time period, twice in 2017 (June and December) and again in March 2018. All three rate hikes were well telegraphed and absorbed.

Interest rates began rising in September as the Fed began the methodical unwinding of its balance sheet in October. The Fed also began to lift expectations for a December rate hike despite subdued inflation. Traders had stopped expecting a December hike after seeing low inflation readings in the summer and then-Chair Janet Yellen put a hike back in focus. The relatively quick work done on passage of a tax bill in the fourth quarter of 2017 helped propel interest rates more. The combination of lower taxes and increased spending mean higher U.S. budget deficits and more U.S. Treasury issuance needed to finance those deficits.

The Fed also saw the smooth leadership transition from Yellen to Jerome (Jay) Powell, who presided over the March 2018 meeting where the rate was increased to a range of 1.50-1.75%. We anticipate that the Fed will engage in at least two more rate hikes in 2018.

The first three quarters of the period were great for investment-grade corporate bonds, which generally correlated pretty well with the equity market and enjoyed many more good days than bad during that time. The Fund has been heavily overweight investment grade corporate bonds the past few years as that has been an excellent asset class. However, the tide turned in the first quarter of 2018 as corporate spreads started widening with all the equity market volatility. Trade policy, tax policy, tariffs and tweets are impacting the overall market and individual corporations.

Outlook

We expect the Fed will stay on track with their plan for rate hikes. They would like to keep gradually raising rates while the economy is reasonably strong and while unemployment is low so they have more room to ease when the next recession hits. It doesn't seem like modest misses to growth and inflation estimates will be enough to deter them. It would take a major change in thinking or a crisis to get them off their plan.

We have lightened up some on credit and will continue to do so as there is currently too much uncertainty in the market to warrant the large overweight we have in place. We plan to sell corporate bonds and replace them with a combination of commercial paper, US Treasuries, US agencies, taxable municipal bonds and mortgage-backed securities. We will keep duration short of the benchmark for the foreseeable future.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issue

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Limited-Term Bond Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.0%
Bonds	90.2%
Corporate Debt Securities	68.6%
United States Government Agency Obligations	17.6%
Municipal Bonds — Taxable	3.1%
Asset-Backed Securities	0.7%
Mortgage-Backed Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	9.8%

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	99/173	57
3 Year	90/156	58
5 Year	91/130	70
10 Year	59/83	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	86.8%
AAA	2.5%
AA	17.0%
A	29.0%
BBB	38.3%
Non-Investment Grade	3.4%
BB	1.6%
B	0.7%
Non-rated	1.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	9.8%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



—— Ivy Limited-Term Bond Fund, Class A Shares[1]	....	$12,253
┄┄┄ Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	....	$12,326

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	-2.28%	-4.59%	-0.51%	-2.37%	0.49%	0.64%	-0.12%	0.25%
5-year period ended 3-31-18	0.09%	-0.45%	-0.14%	-0.01%	0.85%	—	0.25%	0.61%
10-year period ended 3-31-18	2.05%	1.63%	1.56%	2.00%	2.58%	—	—	2.32%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	1.28%	0.31%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

PREFERRED STOCKS	Shares	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.0%		
Frontier Communications Corp., Convertible Series A, 11.125%	50	$ 572
Total Telecommunication Services – 0.0%		572
TOTAL PREFERRED STOCKS – 0.0%		$ 572
(Cost: $859)		

ASSET-BACKED SECURITIES	Principal	
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$ 4,740	4,529
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A)	5,500	5,417
TOTAL ASSET-BACKED SECURITIES – 0.7%		$ 9,946
(Cost: $10,254)		

CORPORATE DEBT SECURITIES		
Consumer Discretionary		
Auto Parts & Equipment – 0.2%		
Lear Corp., 5.375%, 3-15-24	3,175	3,330
Automobile Manufacturers – 1.1%		
General Motors Co., 4.875%, 10-2-23	8,500	8,867
Toyota Motor Credit Corp., 2.000%, 10-24-18	5,125	5,108
		13,975
Broadcasting – 0.1%		
Discovery Communications LLC, 2.200%, 9-20-19	2,000	1,979
Cable & Satellite – 0.4%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal), 1.625%, 1-15-22	3,950	3,722
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 5.875%, 10-1-19	1,000	1,043
		4,765
General Merchandise Stores – 1.4%		
Dollar General Corp.:		
1.875%, 4-15-18	3,000	2,999
3.250%, 4-15-23	2,137	2,116
Family Dollar Stores, Inc., 5.000%, 2-1-21	12,859	13,309
		18,424

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leisure Products – 0.7%		
Mattel, Inc., 2.350%, 5-6-19	$ 9,000	$ 8,797
Total Consumer Discretionary – 3.9%		51,270
Consumer Staples		
Brewers – 0.4%		
Molson Coors Brewing Co.:		
1.900%, 3-15-19	2,070	2,050
2.250%, 3-15-20	2,750	2,710
		4,760
Distillers & Vintners – 1.8%		
Beam, Inc., 1.750%, 6-15-18	10,000	9,978
Constellation Brands, Inc.:		
2.250%, 11-6-20	12,000	11,740
2.700%, 5-9-22	2,400	2,327
		24,045
Drug Retail – 0.7%		
CVS Health Corp., 2.250%, 12-5-18	9,000	8,968
Packaged Foods & Meats – 0.6%		
Smithfield Foods, Inc., 2.700%, 1-31-20 (A)	8,000	7,886
Soft Drinks – 0.2%		
PepsiCo, Inc., 3.100%, 7-17-22	2,082	2,093
Total Consumer Staples – 3.7%		47,752
Energy		
Oil & Gas Equipment & Services – 1.0%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):		
6.500%, 1-31-19	8,250	8,488
2.800%, 2-15-21	4,500	4,450
		12,938
Oil & Gas Exploration & Production – 1.1%		
Aker BP ASA, 6.000%, 7-1-22 (A)	2,360	2,436
EQT Corp., 8.125%, 6-1-19	11,520	12,199
		14,635
Oil & Gas Storage & Transportation – 2.6%		
Enbridge, Inc., 2.900%, 7-15-22	2,913	2,825
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21	6,000	6,003
3.450%, 2-15-23	6,590	6,475
MPLX L.P., 3.375%, 3-15-23	2,000	1,976

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	$ 8,200	$ 7,994
Spectra Energy Partners L.P., 2.950%, 9-25-18	2,000	2,002
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21	5,700	5,821
		33,096
Total Energy – 4.7%		60,669
Financials		
Asset Management & Custody Banks – 0.6%		
Ares Capital Corp., 3.875%, 1-15-20	7,280	7,355
Consumer Finance – 7.1%		
Ally Financial, Inc.:		
3.250%, 11-5-18	4,498	4,504
4.125%, 3-30-20	10,896	10,937
American Honda Finance Corp., 7.625%, 10-1-18 (A)	5,000	5,127
Capital One N.A., 2.350%, 1-31-20	5,000	4,918
Discover Financial Services, 3.950%, 11-6-24	8,650	8,553
Ford Motor Credit Co. LLC:		
5.000%, 5-15-18	10,000	10,024
2.681%, 1-9-20	3,700	3,669
3.470%, 4-5-21	1,000	998
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
2.400%, 5-9-19	5,115	5,089
3.500%, 7-10-19	4,500	4,529
3.200%, 7-6-21	6,500	6,442
Hyundai Capital America:		
2.875%, 8-9-18 (A)	5,525	5,525
2.550%, 4-3-20 (A)	6,750	6,644
Synchrony Financial, 2.600%, 1-15-19	15,770	15,734
		92,693
Diversified Banks – 5.9%		
ABN AMRO Bank N.V., 2.100%, 1-18-19 (A)	8,000	7,959
Bank of America Corp.:		
2.625%, 4-19-21	3,500	3,447
4.100%, 7-24-23	6,850	7,069
Bank of New York Mellon Corp. (The), 2.300%, 9-11-19	12,750	12,650
BB&T Corp., 2.050%, 5-10-21	6,500	6,294
Branch Banking and Trust Co., 1.450%, 5-10-19	10,875	10,718
KeyBank N.A., 2.300%, 9-14-22	7,000	6,722

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Mitsubishi UFJ Financial Group, Inc., 2.998%, 2-22-22	$ 2,000	$ 1,973
Mizuho Financial Group, Inc., 2.273%, 9-13-21	9,400	9,047
Northern Trust Corp., 2.375%, 8-2-22	10,875	10,615
		76,494
Investment Banking & Brokerage – 3.7%		
Daiwa Securities Group, Inc., 3.129%, 4-19-22 (A)	8,000	7,895
Goldman Sachs Group, Inc. (The):		
2.600%, 12-27-20	15,000	14,778
2.350%, 11-15-21	6,700	6,459
3.000%, 4-26-22	4,000	3,926
Morgan Stanley:		
5.750%, 1-25-21	6,000	6,393
2.500%, 4-21-21	4,000	3,919
2.750%, 5-19-22	3,000	2,925
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.084%, 5-31-23 (B)	1,700	1,682
		47,977
Life & Health Insurance – 2.5%		
Athene Global Funding:		
2.875%, 10-23-18 (A)	15,450	15,436
2.750%, 4-20-20 (A)	1,585	1,571
New York Life Global Funding, 1.550%, 11-2-18 (A)	6,500	6,464
Principal Life Global Funding II, 2.625%, 11-19-20 (A)	9,500	9,384
		32,855
Other Diversified Financial Services – 3.7%		
Citigroup, Inc.:		
2.650%, 10-26-20	9,000	8,891
2.700%, 3-30-21	5,893	5,808
Fidelity National Information Services, Inc., 2.850%, 10-15-18	5,000	5,002
JPMorgan Chase & Co.:		
4.350%, 8-15-21	3,820	3,956
2.972%, 1-15-23	7,500	7,354
3.000%, 2-27-30 (C)	3,390	3,150
USAA Capital Corp., 2.450%, 8-1-20 (A)	13,865	13,713
		47,874
Property & Casualty Insurance – 2.2%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.), 2.300%, 11-3-20	10,500	10,340
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.), 1.700%, 3-15-19	4,550	4,519
Berkshire Hathaway, Inc.:		
2.100%, 8-14-19	7,375	7,350
2.750%, 3-15-23	6,260	6,155
		28,364

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Regional Banks – 1.8%		
PNC Bank N.A.:		
2.400%, 10-18-19	$ 8,985	$ 8,928
2.550%, 12-9-21	4,000	3,905
PNC Funding Corp. (GTD by PNC Financial Services Group, Inc.), 6.700%, 6-10-19	3,500	3,657
Sumitomo Mitsui Trust Bank Ltd., 2.050%, 3-6-19 (A)	7,500	7,442
		23,932
Specialized Finance – 1.7%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp., 3.480%, 6-1-19 (A)	10,625	10,672
International Lease Finance Corp., 6.250%, 5-15-19	11,500	11,894
		22,566
Total Financials – 29.2%		380,110
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5-11-20	4,000	3,943
Health Care Equipment – 0.3%		
Becton Dickinson & Co., 4.400%, 1-15-21 (A)	4,052	4,136
Health Care Services – 0.3%		
Cardinal Health, Inc., 1.948%, 6-14-19	3,550	3,511
Health Care Supplies – 1.5%		
Abbott Laboratories, 2.350%, 11-22-19	5,230	5,185
Catholic Health Initiatives, 2.600%, 8-1-18	11,871	11,886
Stryker Corp., 2.625%, 3-15-21	3,025	2,992
		20,063
Pharmaceuticals – 0.2%		
AbbVie, Inc., 2.000%, 11-6-18	2,000	1,992
Total Health Care – 2.6%		33,645
Industrials		
Aerospace & Defense – 1.7%		
BAE Systems Holdings, Inc.:		
6.375%, 6-1-19 (A)	10,893	11,337
3.850%, 12-15-25 (A)	5,500	5,542
Exelis, Inc., 5.550%, 10-1-21	2,566	2,747
Northrop Grumman Corp., 3.250%, 8-1-23	2,000	1,986
		21,612

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines – 1.4%		
Aviation Capital Group Corp.:		
2.875%, 9-17-18 (A)	$ 9,000	$ 8,997
2.875%, 1-20-22 (A)	4,000	3,916
Southwest Airlines Co., 2.650%, 11-5-20	6,000	5,936
		18,849
Environmental & Facilities Services – 1.3%		
Republic Services, Inc., 3.800%, 5-15-18	14,690	14,704
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 4.750%, 6-30-20	1,675	1,735
		16,439
Industrial Conglomerates – 0.7%		
General Electric Capital Corp.:		
2.500%, 3-28-20	3,150	3,102
5.012%, 1-1-24	5,640	5,882
		8,984
Total Industrials – 5.1%		65,884
Information Technology		
Communications Equipment – 1.1%		
Cisco Systems, Inc., 2.200%, 2-28-21	5,425	5,326
Harris Corp.:		
1.999%, 4-27-18	3,105	3,104
2.700%, 4-27-20	1,094	1,085
L-3 Communications Corp., 3.950%, 5-28-24	4,280	4,303
		13,818
Data Processing & Outsourced Services – 1.2%		
Alliance Data Systems Corp., 6.375%, 4-1-20 (A)	6,000	6,000
Visa, Inc., 2.800%, 12-14-22	10,350	10,215
		16,215
Home Entertainment Software – 0.3%		
Activision Blizzard, Inc., 2.300%, 9-15-21	3,300	3,188
Semiconductors – 3.0%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.):		
2.375%, 1-15-20	5,500	5,422
3.125%, 1-15-25	6,000	5,669
Intel Corp.:		
1.850%, 5-11-20	3,600	3,543
2.450%, 7-29-20	4,000	3,977
2.875%, 5-11-24	10,975	10,725
QUALCOMM, Inc., 2.100%, 5-20-20	2,000	1,977

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Semiconductors (Continued)		
TSMC Global Ltd.,		
1.625%, 4-3-18 (A)	$ 7,750	$ 7,750
		39,063
Systems Software – 2.2%		
CA, Inc.,		
5.375%, 12-1-19	8,297	8,589
Microsoft Corp.:		
2.000%, 11-3-20	8,000	7,866
2.875%, 2-6-24	12,750	12,516
		28,971
Technology Hardware, Storage & Peripherals – 0.6%		
Apple, Inc.,		
2.500%, 2-9-22	8,500	8,366
Total Information Technology – 8.4%		109,621
Materials		
Diversified Chemicals – 0.5%		
Dow Chemical Co. (The),		
4.250%, 11-15-20	7,049	7,231
Diversified Metals & Mining – 1.0%		
Glencore Finance (Europe) S.A. (GTD by Glencore Xstrata plc, Glencore International AG and Xstrata (Schweiz) AG) (ICE LIBOR plus 120 bps),		
2.989%, 5-6-18 (B)	12,835	12,845
Paper Packaging – 0.3%		
Packaging Corp. of America,		
2.450%, 12-15-20	3,500	3,444
Specialty Chemicals – 0.7%		
Methanex Corp.,		
3.250%, 12-15-19	8,632	8,590
Total Materials – 2.5%		32,110
Real Estate		
Industrial REITs – 0.6%		
Air Lease Corp.:		
2.500%, 3-1-21	5,000	4,902
3.250%, 3-1-25	3,300	3,147
		8,049
Specialized REITs – 2.4%		
American Tower Corp.:		
3.300%, 2-15-21	2,500	2,499
5.900%, 11-1-21	7,200	7,796
2.250%, 1-15-22	12,500	11,950
Crown Castle International Corp.:		
2.250%, 9-1-21	3,000	2,891
4.875%, 4-15-22	3,099	3,255
5.250%, 1-15-23	2,745	2,916
		31,307
Total Real Estate – 3.0%		39,356

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Telecommunication Services		
Integrated Telecommunication Services – 1.1%		
AT&T, Inc.:		
5.875%, 10-1-19	$3,900	$ 4,066
5.200%, 3-15-20	3,000	3,117
3.400%, 8-14-24	6,980	7,012
		14,195
Wireless Telecommunication Service – 0.4%		
Crown Castle Towers LLC,		
3.222%, 5-15-22 (A)	4,830	4,791
Total Telecommunication Services – 1.5%		18,986
Utilities		
Electric Utilities – 3.1%		
CenterPoint Energy, Inc.,		
2.500%, 9-1-22	4,000	3,875
Edison International,		
2.125%, 4-15-20	3,060	3,004
Emera U.S. Finance L.P. (GTD by Emera U.S. Holdings, Inc.),		
2.150%, 6-15-19	4,000	3,952
Entergy Mississippi, Inc.,		
2.850%, 6-1-28	4,875	4,548
Entergy Texas, Inc.,		
2.550%, 6-1-21	7,225	7,078
MidAmerican Energy Co.,		
3.700%, 9-15-23	3,000	3,043
National Rural Utilities Cooperative Finance Corp.:		
1.650%, 2-8-19	3,600	3,571
2.400%, 4-25-22	7,975	7,705
Virginia Electric and Power Co., Series C,		
2.750%, 3-15-23	3,940	3,861
		40,637
Multi-Utilities – 0.9%		
Dominion Resources, Inc.,		
6.400%, 6-15-18	11,118	11,201
Total Utilities – 4.0%		51,838
TOTAL CORPORATE DEBT SECURITIES – 68.6%		$891,241

(Cost: $901,352)

MORTGAGE-BACKED SECURITIES

	Principal	Value
Commercial Mortgage-Backed Securities – 0.2%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C,		
5.097%, 9-15-27 (A)	2,500	2,587
TOTAL MORTGAGE-BACKED SECURITIES – 0.2%		$ 2,587

(Cost: $2,737)

MUNICIPAL BONDS – TAXABLE

	Principal	Value
California – 2.0%		
Alameda Corridor Trans Auth, Taxable Sr Lien Rev Bonds, Ser 1999C,		
6.500%, 10-1-19	$ 3,765	$ 3,873
CA Various Purp GO Bonds,		
7.700%, 11-1-30	10,050	11,379
CA Various Purp GO Rfdg Bonds,		
7.950%, 3-1-36	3,375	3,697
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AH,		
1.796%, 7-1-19	7,615	7,583
		26,532
New York – 0.7%		
NYC GO Bonds, Fiscal 2017 Ser A-2,		
2.460%, 8-1-26	9,920	9,397
Texas – 0.4%		
Katy Independent Sch Dist (Fort Bend, Harris and Waller Cntys, TX), Unlimited Tax Sch Bldg Bonds, Ser 2010D,		
6.349%, 2-15-41	4,540	4,875
TOTAL MUNICIPAL BONDS – TAXABLE – 3.1%		$40,804

(Cost: $41,668)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 1.5%		
Federal Home Loan Bank:		
1.700%, 7-25-31	13,500	13,047
2.000%, 11-25-31	1,000	965
U.S. Department of Transportation,		
6.001%, 12-7-21 (A)	5,500	6,125
		20,137
Mortgage-Backed Obligations – 16.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Year U.S. Treasury index plus 400 bps),		
4.929%, 7-25-44 (A)(B)	5,870	5,877
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (5-Year U.S. Treasury index plus 300 bps),		
5.168%, 2-25-47 (A)(B)	6,420	6,750
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
4.920%, 6-25-21 (A)(B)	3,115	3,141
5.670%, 9-25-22 (A)(B)	1,722	1,753
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-year U.S. Treasury index),		
4.159%, 9-25-44 (A)(B)	8,200	8,231
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index),		
3.751%, 2-25-45 (A)(B)	8,500	8,558

MARCH 31, 2018

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.501%, 4-25-20 (A)(B)	$ 4,950	$ 5,185
4.345%, 1-25-46 (A)(B)	5,958	6,114
3.979%, 2-25-46 (A)(B)	390	398
3.849%, 1-25-47 (A)(B)	7,000	7,132
4.425%, 12-25-48 (A)(B)	18,196	18,797
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.547%, 2-25-22 (A)(B)	4,000	3,989
4.949%, 8-25-44 (A)(B)	6,990	7,325
4.342%, 12-25-44 (A)(B)	17,000	17,547
3.870%, 5-25-45 (A)(B)	6,500	6,611
3.501%, 8-25-46 (A)(B)	2,250	2,237
4.597%, 11-25-46 (A)(B)	8,000	8,386
3.565%, 11-25-47 (A)(B)	2,050	2,046
3.880%, 2-25-50 (A)(B)	6,142	6,096
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 4-1-20	135	137
3.000%, 9-1-28	7,874	7,889
3.000%, 5-15-44	2,653	2,630
Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 6-25-39	13,187	12,855
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.503%, 12-1-19	7,066	7,231
4.646%, 7-1-20	6,150	6,303
4.381%, 6-1-21	11,408	11,889
5.500%, 2-1-22	377	388
3.500%, 8-1-26	3,454	3,525
2.000%, 10-25-41	12,238	11,692
2.000%, 12-25-42	1,705	1,690
2.500%, 7-25-45	2,363	2,276
2.500%, 9-25-45	3,796	3,724

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	$ 5,948	$ 5,753
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 3.500%, 4-20-34	5,424	5,441
		209,596
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 17.6%		**$229,733**
(Cost: $235,502)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (D) – 8.0%		
Bemis Co., Inc., 2.252%, 4-9-18	2,500	2,498
Clorox Co. (The), 2.390%, 4-17-18	6,000	5,993
Commercial Bank PSQC (GTD by Wells Fargo Bank N.A.), 1.653%, 4-6-18	10,000	9,996
Energy Transfer Partners L.P.:		
2.454%, 4-5-18	11,500	11,495
2.283%, 4-9-18	5,000	4,996
Hewlett Packard Enterprise Corp., 2.030%, 4-20-18	15,000	14,983
International Paper Co., 2.073%, 4-3-18	5,000	4,999
Kansas City Power & Light Co., 2.380%, 4-18-18	7,500	7,491
Kansas City Southern:		
2.673%, 4-9-18	14,827	14,817
2.660%, 4-19-18	12,000	11,983
McDonalds Corp., 2.003%, 4-3-18	5,000	4,999
Sherwin-Williams Co. (The), 2.050%, 4-17-18	7,500	7,493
Sonoco Products Co., 2.251%, 4-2-18	2,427	2,426
		104,169

SHORT-TERM SECURITIES (Continued)

	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (E)	$ 280	$ 280
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.810%, 4-7-18 (E)	1,781	1,781
1.840%, 4-7-18 (E)	1,000	1,000
		2,781
TOTAL SHORT-TERM SECURITIES – 8.2%		**$ 107,230**
(Cost: $107,236)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$ 1,282,113**
(Cost: $1,299,608)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**21,344**
NET ASSETS – 100.0%		**$1,303,457**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2018 the total value of these securities amounted to $300,925 or 23.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(C) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2018.

(D) Rate shown is the yield to maturity at March 31, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

MARCH 31, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$572	$ —	$ —
Asset-Backed Securities	—	9,946	—
Corporate Debt Securities	—	891,241	—
Mortgage-Backed Securities	—	2,587	—
Municipal Bonds	—	40,804	—
United States Government Agency Obligations	—	229,733	—
Short-Term Securities	—	107,230	—
Total	$572	$1,281,541	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



John C. Maxwell



Aaron Young

Below, John C. Maxwell, CFA and Aaron D. Young, portfolio managers of the Ivy Managed International Opportunities Fund, discuss the positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Maxwell and Mr. Young have managed the Fund since October 2016. Mr. Maxwell has 26 years of industry experience and Mr. Young has 12 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Managed International Opportunities Fund (Class A shares at net asset value)	14.95%
Ivy Managed International Opportunities Fund (Class A shares including sales charges)	8.29%

Benchmark

MSCI AC World ex USA Index (generally reflects the performance of overseas stocks)	16.53%
Lipper International Multi-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	15.29%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Robust market performance

Global equity markets enjoyed very robust returns over the past fiscal year, with most major regions enjoying double-digit gains in U.S. dollars. In particular, emerging markets performed well, up almost 25%. Global synchronous economic growth has been the driver of performance, along with the earnings growth and inflation normalization that accompanied the economic improvement. Labor markets are tightening globally, and measures of unemployment are low across regions. Higher growth rates, tighter labor markets, tax cuts and capital investment are firming inflationary pressures and central banks continue to tightening monetary policy, especially in the U.S. Equity valuations have expanded commensurately with these myriad improvements in the fundamental backdrop.

Portfolio review

The Fund ended fiscal year with a double-digit return, but lagged the performance of its benchmark index and peer group average. The Fund's performance reflected significant, positive returns in all of the underlying funds and the allocation weighting to them. The underlying funds that contributed the greatest to the Fund's performance included the Ivy International Core Equity Fund and the Ivy Emerging Markets Equity Fund. Allocations to these portfolios were significant weightings in the Fund. The Ivy Emerging Markets Equity Fund substantially outperformed its benchmark along with the Ivy Global Growth Fund and the Ivy European Opportunities Fund, which are both significant, but smaller weights in the portfolio. Once again, we ended the fiscal year with the largest percentage of the Fund's assets allocated to the Ivy International Core Equity Fund at about 42.5%, for its broad exposure to holdings in international markets. We increased the allocation slightly to the Ivy Emerging Markets Equity Fund during the year by 0.50% to finish the fiscal year with an 18% target weight. We believe the increased weighting reflects the improved prospects for growth in emerging markets in a backdrop of a relatively stabilized U.S. dollar environment. The Ivy European Opportunities Fund and the Ivy Global Income Allocation Fund both finished the fiscal year with allocations of 15% and 14.5%, respectively, while the Ivy Global Growth Fund ended the year at 10%.

Outlook ahead

Despite recent market volatility, the fundamental outlook remains positive. Globally, we are above consensus expectations on growth and inflation, with wages, capital expenditures and in some cases, exports being the main drivers of the upside bias. Labor markets continued to improve in the first quarter of 2018 as jobs growth gained momentum and participation increased, which we believe may lead to higher wages and inflation. With growth and inflation accelerating globally, central bank policy decisions likely will continue to be a major focus of markets as we move through calendar year 2018. Therefore, we have a balanced outlook for currencies as relative rates of positive growth and inflation data will be weighed against changes in deficits, fiscal and trade policies, globally.

On balance, all of these factors suggest global economic growth will remain solid in 2018, which should be supportive of equities. While the path may be more volatile, and returns are not likely to be as robust as markets enjoyed in 2017, we think the fundamental backdrop remains positive and will continue to be monitored in relation to monetary policy, credit conditions and valuations as the year progresses.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Managed International Opportunities Fund.

Ivy Managed International Opportunities Fund

Ivy International Core Equity Fund, Class N	42.3%
Ivy Emerging Markets Equity Fund, Class N	18.4%
Ivy European Opportunities Fund, Class N	14.7%
Ivy Global Income Allocation Fund, Class N	14.2%
Ivy Global Growth Fund, Class N	10.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.1%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

(UNAUDITED)



Ivy Managed International Opportunities Fund, Class A Shares[1]		$13,274
MSCI AC World ex U.S.A. Index		$13,051

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	8.29%	10.28%	14.34%	12.25%	15.23%	—	14.77%	15.03%
5-year period ended 3-31-18	5.92%	6.22%	6.44%	6.73%	7.46%	—	7.02%	7.29%
10-year period ended 3-31-18	2.87%	2.76%	2.73%	3.32%	3.80%	—	—	3.55%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	9.67%	6.84%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class share is closed to investment.

(6)7-5-17 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2018

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class N	1,911	$ 42,849
Ivy European Opportunities Fund, Class N	1,032	34,172
Ivy Global Growth Fund, Class N	500	24,017
Ivy Global Income Allocation Fund, Class N	2,155	33,008
Ivy International Core Equity Fund, Class N	4,880	98,381
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$232,427**
(Cost: $192,151)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (A)	$284	$ 284
TOTAL SHORT-TERM SECURITIES – 0.1%		**$ 284**
(Cost: $284)		
TOTAL INVESTMENT SECURITIES – 100.0%		**$ 232,711**
(Cost: $192,435)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		**(80)**
NET ASSETS – 100.0%		**$232,631**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$232,427	$ —	$ —
Short-Term Securities	—	284	—
Total	$232,427	$284	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



John Bichelmeyer

Below, John P. Bichelmeyer, CFA, portfolio manager of the Ivy Micro Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Bichelmeyer has managed the Fund since 2015 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Micro Cap Growth Fund (Class A shares at net asset value)	10.69%
Ivy Micro Cap Growth Fund (Class A shares including sales charges)	4.34%

Benchmark(s) and/or Lipper Category

Russell 2000 Growth Index	18.63%
(generally reflects the performance of smaller market cap company stocks within the growth market)	
Russell Microcap Growth Index	14.79%
(generally reflects the performance of stocks in the smallest category of publicly traded companies within the growth market)	
Lipper Small-Cap Growth Funds Universe Average	19.99%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's portfolio manager expects to typically invest in companies within a wider range of market capitalization. The performance discussion below is at net asset value (NAV).

Key Drivers

For the first 10 months of the fiscal year ended March 31, 2018, equity indices posted nearly automatic monthly increases, which was unthinkable a year ago given the unconventional leadership tactics emanating from Washington DC. Key economic factors underpinning this strong advance included robust earnings, cheap credit, accommodative monetary policy, controlled levels of inflation and accelerating global economic activity. Additionally, a new catalyst emerged late past calendar year, tax reform. This marks the first major change to the U.S. tax code in more than 30 years and it is acting as an accelerant to economic growth and earnings.

The last two months of the measurement period saw the record stretch of almost no downward volatility come to a halt at the end of January 2018 when one of the steepest and quickest downturns began. Fundamentally, economic growth remains solid as evidenced by continued upward revisions to corporate revenue and earnings estimates, but rapidly rising interest rates and trade war concerns proved too much for the market to handle, especially after such a prolonged period without a broad-based market correction.

Performance

For the fiscal year ended March 31, 2018, the Russell Microcap Growth Index rose 14.79% and the Russell 2000 Growth Index returned 18.63%. The Fund returned 10.69%.

The health care and technology sectors were the biggest contributors to the Fund's absolute performance during the measurement period. The strength in health care was broad-based across the pharmaceutical, medical device, service and technology areas. The key long-term fundamental factors driving this success remain firmly in place. They include health care cost containment, improved patient safety and outcomes, and novel, more efficacious drugs. Within technology, key fundamental drivers remain constant as well with the continued focus on internet security, the near insatiable demand for internet bandwidth and the continued proliferation of Cloud software.

For the fiscal year, the most significant factor that impacted the Fund's relative underperformance versus the Russell Microcap Growth Index was sector allocation not stock selection, which was not strong enough to offset this weakness. Looking more closely revealed that telecommunication services and energy holdings created the biggest drag on relative performance from a sector allocation standpoint. The drag from telecommunications stemmed for one company not owned within the portfolio that was being acquired for a substantial premium. The weakness in energy was a bit perplexing given that oil prices have more than doubled from the 2016 lows yet energy-related stocks have languished. It appears investors are struggling with the return on invested capital profile associated with extracting oil and gas and future supply and demand dynamics.

With regard to stock selection, the Fund experienced impressive performance from several holdings within the health care sector while performance in the technology sector was also strong. The performance drivers mentioned above for both sectors are creating powerful growth tailwinds, and for those companies that can successfully execute against the opportunity, substantial share price gains are not uncommon. On the negative side, the consumer discretionary space continues to be a difficult sector to navigate. Many of the same factors impacting the sector a year ago are still negatively influencing business fundamentals. Issues such as Amazon (not a Fund holding) taking market share, rising labor costs and excess industry capacity, in both the retail and restaurant industries, are a few of the key reasons why this area remains tough.

Portfolio positioning

As a reminder, it is important keep in mind that when we construct the portfolio, benchmark weights are considered, but not managed to. The Fund is constructed on a name-by-name basis. This means it is not uncommon to have sector weights that deviate from the indexes. Technology and health care are two areas that commonly have some of the best long-term, structural growth opportunities and as a result the Fund's largest absolute weightings commonly fall within these sectors.

On a relative basis, when compared to the Russell Microcap Growth Index, the Fund remains meaningfully overweight the technology sector. Exposure remains centered on some of the most attractive growth areas of the market — Cloud software, unified communications, security and semiconductor capital equipment. Despite its small absolute weighting, energy is the next biggest relative sector overweight. While the sector suffered over the past year, the fundamental supply and demand outlook for oil appears favorable given declining excess inventories and consistent demand growth. We believe both oil producers and oil service companies should stand to benefit from higher commodity prices, which could help erase 2017's losses.

The two sectors that represent significant relative underweight positions include health care and financials. The health care weighting stems from the fact that the benchmark has a large weighting in unprofitable, cash flow negative biotechnology and pharmaceutical companies. As a reminder, our investment process tends to shy away from business models where the probability of a success is difficult to ascertain and/or dependent upon the approval of a single product. Financials is still an area where we have yet to identify a meaningful number of opportunities.

In terms of the Fund's absolute sector weightings, technology and health care represent the two largest for reasons previously discussed. The third largest sector is industrials where growth continues to be solid. Additionally, corporate tax reform should help accelerate earnings growth given the sector's domestic focus and historically high tax rate. With regard to consumer discretionary, it is now a much smaller portion of the portfolio compared to one year ago due to the structural headwinds already mentioned and they do not appear to be going away anytime soon. A few of the same holdings in this sector remain; however, new investments have been established in companies that appear to be better positioned for today's hypercompetitive environment.

Outlook

As we evaluate the prospects for the next year, it would appear that the outlook for economic growth remains solid despite the recent pullback from all-time highs. Everything from corporate earnings, job creation, inflation, credit spreads and interest rates remain conducive to further economic growth and full benefit of tax reform has yet to even take hold. Additionally, both consumer and business confidence remain at levels not seen in over 10 years.

With all these positive factors it is easy to get complacent but we remain vigilant for signs of overheating. One factor that we are hyper focused on is margin compression. Falling margins are commonly caused by things such as slowing revenue growth and/or rising costs, such as labor and interest expense, and typically signal a weakening economic environment. Thus far it appears that it's too early to start worrying and we have chosen to use the recent pullback as an opportunity to add to existing positions and establish positions in new holdings.

We continue to believe that improvement in micro- and small-cap revenue and earnings will sustain through the fiscal year, although returns could be tempered by moderating valuations as the economic cycle continues to mature. A key challenge this fiscal year will be to find companies with prospects that can justify increasingly lofty investor expectations given the significant rally that has occurred over the past couple years. While absolute valuations are elevated, relative valuations for smaller companies are less onerous. Thus far, investment opportunities have not been difficult to uncover and we look forward to improving upon our performance in the coming fiscal year.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	96.3%
Information Technology	31.8%
Health Care	30.9%
Industrials	15.2%
Consumer Discretionary	6.1%
Energy	5.4%
Consumer Staples	2.9%
Real Estate	2.8%
Financials	1.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.7%

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	526/549	96
3 Year	453/479	95
5 Year	406/439	93

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
8x8, Inc.	Information Technology	Application Software
Mimecast Ltd.	Information Technology	Internet Software & Services
Aerie Pharmaceuticals, Inc.	Health Care	Pharmaceuticals
Tabula Rasa HealthCare, Inc.	Health Care	Health Care Technology
AxoGen, Inc.	Health Care	Health Care Equipment
MYR Group, Inc.	Industrials	Construction & Engineering
Tactile Systems Technology, Inc.	Health Care	Health Care Equipment
Intersect ENT, Inc.	Health Care	Pharmaceuticals
MGP Ingredients, Inc.	Consumer Staples	Distillers & Vintners
K2M Group Holdings, Inc.	Health Care	Health Care Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



	Value
Ivy Micro Cap Growth Fund, Class A Shares[1]	$33,851
Russell 2000 Growth Index	$42,045
Russell Microcap Growth Index	$37,969

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	4.34%	5.64%	9.79%	11.08%	11.26%	10.45%	10.87%
5-year period ended 3-31-18	7.45%	7.58%	7.91%	9.17%	—	8.54%	9.36%
10-year period ended 3-31-18	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18[5]	14.31%	13.93%	14.14%	15.52%	6.99%	10.99%	15.44%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)2-17-09 for Class A shares, 2-17-09 for Class B shares, 2-17-09 for Class C shares, 2-17-09 for Class I shares, 7-31-14 for Class N shares, 12-19-12 for Class R shares and 2-17-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY MICRO CAP GROWTH FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.3%		
Motorcar Parts of America, Inc. (A)	168	$3,609
Home Improvement Retail – 0.5%		
Lumber Liquidators Holdings, Inc. (A)	31	744
Homebuilding – 0.8%		
Installed Building Products, Inc. (A)	21	1,267
Restaurants – 0.5%		
Zoe's Kitchen, Inc. (A)	53	767
Specialty Stores – 2.0%		
Hibbett Sports, Inc. (A)	38	900
Sportsman's Warehouse Holdings, Inc. (A)	528	2,154
		3,054
Total Consumer Discretionary – 6.1%		9,441
Consumer Staples		
Distillers & Vintners – 2.9%		
MGP Ingredients, Inc.	50	4,508
Total Consumer Staples – 2.9%		4,508
Energy		
Oil & Gas Equipment & Services – 2.6%		
Natural Gas Services Group, Inc. (A)	67	1,607
NCS Multistage Holdings, Inc. (A)	73	1,090
Ranger Energy Services, Inc. (A)	158	1,283
		3,980
Oil & Gas Exploration & Production – 2.8%		
Earthstone Energy, Inc. (A)	92	930
Ring Energy, Inc. (A)	236	3,387
		4,317
Total Energy – 5.4%		8,297
Financials		
Regional Banks – 1.2%		
State Bank Financial Corp.	63	1,882
Total Financials – 1.2%		1,882
Health Care		
Biotechnology – 1.7%		
Acceleron Pharma, Inc. (A)	20	763
Adamas Pharmaceuticals, Inc. (A)	34	810
Natera, Inc. (A)	122	1,134
		2,707
Health Care Distributors – 2.4%		
PetIQ, Inc. (A)	141	3,737
Health Care Equipment – 10.0%		
AxoGen, Inc. (A)	161	$ 5,892
K2M Group Holdings, Inc. (A)	229	4,338
Tactile Systems Technology, Inc. (A)	166	5,269
		15,499
Health Care Services – 1.8%		
Teladoc, Inc. (A)	69	2,797
Health Care Supplies – 0.7%		
OrthoPediatrics Corp. (A)	70	1,047
Health Care Technology – 5.6%		
Evolent Health, Inc., Class A (A)	178	2,540
Tabula Rasa HealthCare, Inc. (A)	158	6,131
		8,671
Pharmaceuticals – 8.7%		
Aerie Pharmaceuticals, Inc. (A)	140	7,611
Intersect ENT, Inc. (A)	115	4,516
Revance Therapeutics, Inc. (A)	44	1,361
		13,488
Total Health Care – 30.9%		47,946
Industrials		
Aerospace & Defense – 2.3%		
Kratos Defense & Security Solutions, Inc. (A)	95	979
Mercury Computer Systems, Inc. (A)	54	2,600
		3,579
Air Freight & Logistics – 1.5%		
Air Transport Services Group, Inc. (A)	104	2,421
Building Products – 4.2%		
American Woodmark Corp. (A)	27	2,648
PGT Innovations, Inc. (A)	207	3,859
		6,507
Construction & Engineering – 4.0%		
MYR Group, Inc. (A)	177	5,450
Sterling Construction Co., Inc. (A)	61	703
		6,153
Industrial Machinery – 2.6%		
Kornit Digital Ltd. (A)	317	4,085
Research & Consulting Services – 0.6%		
Willdan Group, Inc. (A)	32	899
Total Industrials – 15.2%		23,644
Information Technology		
Application Software – 5.9%		
8x8, Inc. (A)	489	9,127
Internet Software & Services – 18.3%		
Bandwidth, Inc., Class A (A)	83	$ 2,711
Chegg, Inc. (A)	62	1,285
Cornerstone OnDemand, Inc. (A)	111	4,326
Five9, Inc. (A)	138	4,114
GTT Communications, Inc. (A)	61	3,463
Hortonworks, Inc. (A)	57	1,167
Mimecast Ltd. (A)	219	7,760
Q2 Holdings, Inc. (A)	79	3,608
		28,434
IT Consulting & Other Services – 1.7%		
ForeScout Technologies, Inc. (A)	79	2,548
Semiconductor Equipment – 1.4%		
Ichor Holdings Ltd. (A)	91	2,208
Semiconductors – 2.7%		
CEVA, Inc. (A)	31	1,115
NVE Corp.	36	3,000
		4,115
Systems Software – 1.8%		
SailPoint Technologies Holdings, Inc. (A)	137	2,834
Total Information Technology – 31.8%		49,266
Real Estate		
Health Care REITs – 2.8%		
Community Healthcare Trust, Inc.	168	4,331
Total Real Estate – 2.8%		4,331
TOTAL COMMON STOCKS – 96.3%		$ 149,315
(Cost: $100,037)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 3.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (B)	$5,941	5,941
TOTAL SHORT-TERM SECURITIES – 3.8%		$ 5,941
(Cost: $5,941)		
TOTAL INVESTMENT SECURITIES – 100.1%		$155,256
(Cost: $105,978)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(163)
NET ASSETS – 100.0%		$155,093

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$149,315	$ —	$ —
Short-Term Securities	—	5,941	—
Total	$149,315	$5,941	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, co-portfolio managers of Ivy Mid Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Ms. Scott has managed the Fund since 2001 and has 31 years of industry experience. Mr. Brown became co-portfolio manager in October 2016 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Mid Cap Growth Fund (Class A shares at net asset value)	24.56%
Ivy Mid Cap Growth Fund (Class A shares including sales charges)	17.40%

Benchmark(s) and/or Lipper Category

Russell Midcap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	19.74%
Lipper Mid-cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.03%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Mid-cap growth sector of the market as measured by the Russell Midcap Growth Index, the Fund's benchmark, gained 19.74% in the 12-month period ended March 31, 2018. During the same period, the Fund gained 24.56%, soundly outperforming the index before accounting for sales charges.

Contributors and detractors over the period

Very strong results in the Fund's technology sector drove the positive relative return in the past 12 months, with stock selection key to the outperformance. The consumer staples, consumer discretionary, industrials, health care and materials sectors also made solid positive contributions to performance based on a combination of strong stock selection, in the case of consumer staples, industrials and health care, and sector allocation, in the case of consumer discretionary and materials. Other sectors where the Fund saw a positive contribution were telecommunications and real estate, both at zero exposure, and both underperforming the index. We also saw a slight positive contribution to performance relative to the outperforming utilities sector, a minor part of the index, and another area in which the Fund has no exposure. Those sectors that made a negative contribution to relative performance were financials and energy. Cash and equity options were 18 and nine basis points to the negative, respectively.

Our technology sector exposure made the greatest positive contribution to the Fund's return for the fiscal year. We held an underweight position in this outperforming sector of the index. Very strong returns across most of our well-diversified group of names overcame both the absence of NVIDIA Corp. in the portfolio, which added 89 basis points of performance to the index, and our position in Pandora, which significantly detracted from returns. Our top five technology names by contribution were a well-diversified group within the sector that contributed a combined 543 basis points of relative performance to the overall portfolio. GrubHub, Inc., the online restaurant food ordering and delivery service delivered the strongest positive contribution on a year of strong operating performance and the acquisition of Yelp's Eat24 business. MercadoLibre, Inc., the online commerce platform for Latin America boosted Fund results as the company continues to grow its business in an area of the world where e-commerce is still underdeveloped. Square, Inc. was another strong performer. It is growing rapidly as it provides credit card payment processing to small- and medium-sized businesses, as is a new addition to the Fund in the past 12 months. ServiceNow and Electronic Arts, two long-time positions, and strong growth companies in the technology sector also both delivered strong results, as did Arista Networks, Guidewire Software and Red Hat, all three leading edge technology companies held in the portfolio during the last fiscal year. Red Hat is no longer a holding.

Pandora, the online radio and music streaming service, was a notable performance detractor for the technology sector and the Fund for the measurement period. The company underwent a number of important transitions in 2017, including a new CEO and CFO, a capital investment from Sirius XM Holdings, and steps to improve and accelerate innovation and the monetization of their service. 2018 is a pivotal year for the company and its exposure in the Fund. We will be following and assessing its progress closely.

Our health care exposure contributed positively to the Fund's relative performance, as strong outperformance by many of our largest holdings greatly outweighed weakness in a number of our smaller positions. Intuitive Surgical, Inc., Align Technology, Inc. and Zoetis, Inc. were all standout performers across pharmaceuticals and medical technology. Intuitive

Surgical delivered the strongest absolute return in the group with a gain of nearly 100%. This company is growing strongly and delivering great earnings results based on its innovative Da Vinci surgical robot. Align Technology, Inc. is no longer a holding.

Consumer staples was a particularly productive sector for the Fund in the measurement period led by buyouts of Blue Buffalo Pet Products by General Mills, Whole Foods Market by Amazon.com, and Snyder's-Lance by Campbell Soup Company. We were slightly overweight this underperforming group, but our stocks returned nearly 33% versus a 6.8% return for the sector within the benchmark. Hain Celestial Group, Hershey Company and Sprout's Farmers Markets, a recent addition to the Fund, were detractors.

Many companies within the consumer discretionary sector began to find their footing again late in 2017 and early 2018 after a number of difficult years when the internet and e-commerce began in earnest to impact their business models. While many stocks in this sector struggled last fiscal year, we saw strength in a handful of names, and better performance overall than the sector in the benchmark. An underweight position for much of last fiscal year in this underperforming group also yielded positive relative performance for the Fund.

Strong names included lululemon athletica, which designs and sells athletic apparel; Polaris Industries, a maker of off-road vehicles and snowmobiles that had struggled for several years related to unfortunate weather conditions, poor consumer demand, and self-inflicted operational problems; and BorgWarner, Inc., an auto parts innovator and manufacturer. Many forces have come together to improve the picture for the stocks of consumer discretionary companies, including low valuations, a strong economy — which includes solid job and wage growth — and progress for some in strengthening business models to compete in a fast-changing environment. We have divested a number of companies from the portfolio where we think competitiveness is challenged, and added or continue to hold a group of names that we see as differentiated and able to function competitively to serve consumers. These include names such as Tractor Supply, Tiffany & Company and Burberry Group. We have recently added O'Reilly Automotive and Mohawk Industries to the portfolio. We are now overweight the consumer discretionary sector, after being below index weight for much of the past 12 months.

Our industrials group posted a strong positive contribution to relative returns largely on the performance of CoStar Group, the commercial real estate and apartment rental online database (a company that has migrated to industrials from technology). The CoStar Group is a rapidly growing company whose profitability growth is nicely outpacing its strong sales growth. IDEX Corp., Harris Corp., TransUnion and A.O. Smith were other strong performers of note within the Fund's industrials sector.

Our underweight exposure to the materials sector was positive for relative performance in the past 12 months. Both of our names, Scotts Miracle-Gro and Axalta Coating Systems, were weak, but our underweight position in this underperforming group was much more helpful to performance than our stock performance was hurtful.

Our financials and energy holdings posed the biggest challenges to performance during the last fiscal year. We were overweight the outperforming financials sector, but the performance of our names fell well short of the benchmark, and detracted significantly from overall Fund performance. The issues were two-fold: our banks holdings struggled to perform, and, in fact, both First Republic Bank and Signature Bank posted negative returns for the fiscal year; and we had little exposure to the very strongly performing capital markets stocks. Fist Republic Bank and Signature Bank have been perennially strong holdings, but slower growth than anticipated near-term on top of rich valuations, made it difficult for these names in calendar year 2017. Additionally, other banks would be greater beneficiaries of tax reform and less regulation, thus garnering greater attention from investors. We saw the performance of these banks begin to improve in the most recent quarter. Stronger names in our financials exposure were CME Group, which returned more than 42% in the period, Northern Trust Corp. and MarketAxess Holdings. Northern Trust Corp. is no longer a holding.

Our energy exposure also contributed negatively to relative performance. We were overweight this underperforming group, on balance, for the fiscal year, but managed our position to a slight underweight by the second half of the fiscal year. Cabot Oil & Gas was a strong name, well outperforming the sector, but underperforming the index. Our other names lagged, including Cimarex Energy, Continental Resources and Noble Energy.

We had no exposure to the underperforming real estate and telecommunications sectors, which contributed 29 and seven basis points to Fund performance, respectively. The utilities sector, which is a tiny part of the index, gained 76%. Our zero exposure had an impact of one basis point to the positive on the relative performance of the Fund. Equity options and cash provided 18 and nine basis points to the negative for Fund performance, respectively.

The stock selection effect was the overwhelming important factor for performance in the measurement period, especially in technology, health care and consumer staples. Sector allocation was a minor positive, with consumer discretionary, consumer staples, materials, financials and real estate providing the greatest positives, helping to offset the negative allocation related to our energy exposure. Currency also had a positive 21 basis point impact related to our investment in the Burberry Group.

Outlook

The market's temperament changed dramatically as the first quarter developed, moving from impressive strength throughout 2017 and early 2018, to greater volatility and tortuous returns post the near-term peak in late January. Concerns about higher interest rates and worldwide trade wars have rattled the markets, and investors have been careening between near-term confidence in the economy and corporate profits, and fear of the unknown related to interest rates and tariffs. Strong corporate earnings borne of the ongoing recovery post the energy sector-led downturn in 2014 and 2015, buoyant business and consumer confidence, and economic growth worldwide underpinned the market's move throughout 2017 and early 2018. Tax reform was the turbo booster. But the strong economic growth and a buoyant job market in the U.S. and worldwide beget fear of inflation. The Federal Reserve has raised interest rates six times in three years in a bid to begin to normalize the interest rate environment and to head-off anticipated inflation. Markets typically get a bit of indigestion as the tightening cycle ensues. The tariff posturing of the Trump administration has brought added concern as trade wars and the associated risk to free trade and corporate profitability can potentially impact investment returns. The uncertainty these factors bring can also negatively affect the level of business confidence, which is an important aspect behind economic growth or lack thereof.

We continue to see the near- to intermediate-term positives outweighing the concerns over interest rate and trade tensions. The interest rate trends at this point in the cycle are a reflection of economic vitality, and are not yet a challenge to growth, as we see it. We also think that ongoing easing elsewhere in the world will be a natural governor on interest rate levels here in the U.S. The tariff and trade concerns are legitimate, but we think the current rhetoric represents early stage posturing for negotiations that could bring reasonable changes. So we see the environment as on-balance constructive for corporate profit growth and firm markets. Economies are still growing synchronously around the world, businesses are optimistic, which usually feeds on itself in terms of generating more activity, and consumers are employed and enjoying wage gains. A corporate profit picture that is already firm will be enhanced by the tax reform passed by the U.S. Congress at the end of 2017. We expect the market to continue to move higher, but we also understand that we must consider valuation levels as we invest the portfolio, and also monitor interest rates, yield spreads and credit conditions for clues about excesses or concerns that can build in the economy and potentially impact the market as the business cycle progresses.

Our portfolio continues to express a more economically constructive and optimistic view, with a more assertive pro-growth, less defensive stance — although slightly less so than in fiscal 2017. We are overweight the consumer discretionary, financials, health care and industrials sectors. We still have a healthy exposure to the technology sector, but moved to an underweight position, having seen valuations increase dramatically, and significant appreciation in our names come to fruition. Technology valuations are more reasonable post the recent stock market down draft, so we have renewed interest in adding exposure to that sector. We are also underweight the consumer staples sector, having sold our position in Blue Buffalo following the merger agreement with General Mills, and reduced the weight in Hain Celestial Group. We are underweight materials, and we have no exposure to the telecommunications, real estate, utilities and energy sectors, which represent a combined 5.7% of the Index. We have recently added energy to the "no exposure" list, as the secular trends for growth and efficient capital deployment in that sector are challenged, and we think we can invest more productively elsewhere.

While our portfolio represents an economically constructive point of view, our approach is essentially balanced based on stock selection as opposed to overt sector allocations. From a broader macroeconomic factor perspective, we expect a stable-to-rising interest rate environment to be generally positive for our approach, related to our focus on profitable business models and sound capital structures. The time of quantitative easing was a challenge to our returns, as lower and lower interest rates played to the benefit of the stocks of companies with lesser quality business models and/or capital structures. We expect the change in trend to favor our investment style going forward.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The Fund may utilize derivative instruments both written and purchased, on an index or on individual or baskets of equity securities, in seeking to gain exposure to certain sectors or securities, or to enhance income, and/or to hedge certain event risks on positions held by the Fund and to hedge market risk on equity securities. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	96.5%
Information Technology	28.4%
Consumer Discretionary	22.2%
Health Care	16.4%
Industrials	15.9%
Financials	8.1%
Consumer Staples	3.1%
Materials	2.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.5%

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	56/374	15
3 Year	184/339	55
5 Year	221/303	73
10 Year	46/216	22

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
GrubHub, Inc.	Information Technology	Internet Software & Services
Zoetis, Inc.	Health Care	Pharmaceuticals
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
CoStar Group, Inc.	Information Technology	Internet Software & Services
Fastenal Co.	Industrials	Trading Companies & Distributors
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Polaris Industries, Inc.	Consumer Discretionary	Leisure Products
MercadoLibre, Inc.	Information Technology	Internet Software & Services
Edwards Lifesciences Corp.	Health Care	Health Care Equipment
Tractor Supply Co.	Consumer Discretionary	Specialty Stores

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



		$26,164
——	Ivy Mid Cap Growth Fund, Class A Shares[1]	$26,164
·····	Russell Mid-cap Growth Index	$27,417

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	17.40%	19.66%	23.64%	21.48%	24.89%	25.07%	24.17%	24.61%
5-year period ended 3-31-18	9.82%	10.14%	10.34%	10.42%	11.46%	—	10.80%	11.19%
10-year period ended 3-31-18	10.10%	9.93%	9.97%	10.30%	11.15%	—	10.51%	10.93%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	10.63%	—	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.6%		
Burberry Group plc (A)	2,581	$ 61,523
lululemon athletica, Inc. (B)	1,005	89,608
		151,131
Auto Parts & Equipment – 2.2%		
BorgWarner, Inc.	1,780	89,385
Automotive Retail – 1.5%		
O'Reilly Automotive, Inc. (B)	252	62,277
Home Furnishings – 1.0%		
Mohawk Industries, Inc. (B)	179	41,482
Homefurnishing Retail – 1.1%		
Williams-Sonoma, Inc.	825	43,518
Hotels, Resorts & Cruise Lines – 1.3%		
Norwegian Cruise Line Holdings Ltd. (B)	1,049	55,590
Internet & Direct Marketing Retail – 0.3%		
Duluth Holdings, Inc., Class B (B)	765	14,333
Leisure Products – 2.6%		
Polaris Industries, Inc.	926	106,101
Restaurants – 4.2%		
Chipotle Mexican Grill, Inc., Class A (B)	291	93,982
Dunkin' Brands Group, Inc.	1,365	81,470
		175,452
Specialty Stores – 4.4%		
Tiffany & Co.	886	86,568
Tractor Supply Co.	1,530	96,434
		183,002
Total Consumer Discretionary – 22.2%		922,271
Consumer Staples		
Food Retail – 1.4%		
Sprouts Farmers Market, Inc. (B)	2,535	59,494
Packaged Foods & Meats – 1.7%		
Hain Celestial Group, Inc. (The) (B)	923	29,607
Hershey Foods Corp.	388	38,398
		68,005
Total Consumer Staples – 3.1%		127,499
Financials		
Asset Management & Custody Banks – 0.9%		
Oaktree Capital Group LLC	891	35,292
Financial Exchanges & Data – 3.2%		
CME Group, Inc.	511	82,709
MarketAxess Holdings, Inc.	229	49,868
		132,577
Regional Banks – 4.0%		
First Republic Bank	765	$ 70,871
Signature Bank (B)	343	48,699
Western Alliance Bancorp. (B)	808	46,961
		166,531
Total Financials – 8.1%		334,400
Health Care		
Biotechnology – 1.3%		
BioMarin Pharmaceutical, Inc. (B)	684	55,486
Health Care Equipment – 7.4%		
Abiomed, Inc. (B)	217	63,084
Edwards Lifesciences Corp. (B)	694	96,818
Glaukos Corp. (B)	454	14,005
Intuitive Surgical, Inc. (B)	321	132,566
		306,473
Health Care Services – 1.4%		
Laboratory Corp. of America Holdings (B)	364	58,903
Health Care Supplies – 2.0%		
Cooper Cos., Inc. (The)	154	35,316
Dentsply Sirona, Inc.	931	46,832
		82,148
Pharmaceuticals – 4.3%		
Jazz Pharmaceuticals plc (B)	296	44,680
Zoetis, Inc.	1,598	133,415
		178,095
Total Health Care – 16.4%		681,105
Industrials		
Air Freight & Logistics – 2.1%		
Expeditors International of Washington, Inc.	1,373	86,908
Building Products – 3.5%		
A. O. Smith Corp.	976	62,082
Allegion plc	613	52,250
Trex Co., Inc. (B)	291	31,659
		145,991
Construction Machinery & Heavy Trucks – 2.0%		
WABCO Holdings, Inc. (B)	232	30,994
Westinghouse Air Brake Technologies Corp.	608	49,502
		80,496
Industrial Machinery – 2.7%		
IDEX Corp.	556	79,221
Middleby Corp. (B)	267	33,021
		112,242
Railroads – 1.0%		
Kansas City Southern	387	42,496
Research & Consulting Services – 1.6%		
TransUnion (B)	1,157	$ 65,670
Trading Companies & Distributors – 3.0%		
Fastenal Co.	2,277	124,328
Total Industrials – 15.9%		658,131
Information Technology		
Application Software – 3.6%		
Autodesk, Inc. (B)	281	35,282
Guidewire Software, Inc. (B)	978	79,055
Tyler Technologies, Inc. (B)	165	34,754
		149,091
Communications Equipment – 3.1%		
Arista Networks, Inc. (B)	226	57,804
Harris Corp.	429	69,231
		127,035
Data Processing & Outsourced Services – 1.6%		
Square, Inc., Class A (B)	1,370	67,394
Electronic Components – 1.6%		
Maxim Integrated Products, Inc.	1,099	66,188
Electronic Manufacturing Services – 1.6%		
Trimble Navigation Ltd. (B)	1,891	67,840
Home Entertainment Software – 2.6%		
Electronic Arts, Inc. (B)	898	108,832
Internet Software & Services – 10.1%		
CoStar Group, Inc. (B)	363	131,628
GrubHub, Inc. (B)	1,397	141,776
MercadoLibre, Inc.	295	105,223
Pandora Media, Inc. (B)	8,429	42,396
		421,023
Semiconductors – 1.9%		
Microchip Technology, Inc.	853	77,893
Systems Software – 2.3%		
ServiceNow, Inc. (B)	564	93,393
Total Information Technology – 28.4%		1,178,689
Materials		
Fertilizers & Agricultural Chemicals – 0.9%		
Scotts Miracle-Gro Co. (The)	450	38,570
Specialty Chemicals – 1.5%		
Axalta Coating Systems Ltd. (B)	1,981	59,803
Total Materials – 2.4%		98,373
TOTAL COMMON STOCKS – 96.5%		$4,000,468
(Cost: $2,801,057)		

MARCH 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.6%		
Bemis Co., Inc.,		
2.252%, 4-9-18	$ 9,000	$ 8,994
BorgWarner, Inc.,		
2.131%, 4-3-18	6,000	5,998
Clorox Co. (The):		
2.390%, 4-17-18	5,500	5,494
2.440%, 4-27-18	15,000	14,972
Diageo Capital plc (GTD by Diageo plc),		
2.211%, 4-3-18	11,000	10,997
E.I. du Pont de Nemours and Co.:		
2.071%, 4-5-18	1,925	1,924
2.540%, 4-10-18	2,497	2,496
Hewlett Packard Enterprise Corp.,		
2.281%, 4-5-18	5,000	4,998
International Paper Co.,		
2.390%, 4-16-18	20,000	19,979
Mondelez International, Inc.,		
2.100%, 4-2-18	10,023	10,021
Northern Illinois Gas Co.,		
2.221%, 4-5-18	5,000	4,998

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
2.070%, 5-1-18	$12,483	$ 12,461
River Fuel Trust #1 (GTD by Bank of Nova Scotia),		
2.070%, 4-30-18	3,180	3,175
		106,507
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
1.980%, 4-5-18 (D)	5,954	5,954
Municipal Obligations – 0.2%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps),		
1.660%, 4-7-18 (D)	9,500	9,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.810%, 4-7-18 (D)	$10,000	$ 10,000
		10,000
TOTAL SHORT-TERM SECURITIES – 3.1%		$ 131,961
(Cost: $131,970)		
TOTAL INVESTMENT SECURITIES – 99.6%		$4,132,429
(Cost: $2,933,027)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		14,803
NET ASSETS – 100.0%		$4,147,232

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 860,748	$ 61,523	$ —
Consumer Staples	127,499	—	—
Financials	334,400	—	—
Health Care	681,105	—	—
Industrials	658,131	—	—
Information Technology	1,178,689	—	—
Materials	98,373	—	—
Total Common Stocks	$3,938,945	$ 61,523	$ —
Short-Term Securities	—	131,961	—
Total	$3,938,945	$193,484	$ —

During the year ended March 31, 2018, securities totaling $37,273 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on March 31, 2018. Transfers out of Level 1 represent the values as of the beginning of the reporting period.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, portfolio managers of Ivy Mid Cap Income Opportunities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Ms. Scott has 31 years of industry experience and Mr. Brown has 18 years of industry experience. They have co-managed the Fund since its inception on October 1, 2014.

Fiscal Year Performance

For the 12 months ended March 31, 2018

Ivy Mid Cap Income Opportunities Fund (Class A shares at net asset value)	9.98%
Ivy Mid Cap Income Opportunities Fund (Class A shares including sales charges)	3.68%

Benchmark(s) and/or Lipper Category

Russell Midcap Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	12.20%
Lipper Mid-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.83%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

Policy change, earnings turbochargers, economic growth, and high levels of optimism all created a favorable backdrop for the equity market over the past 12-month fiscal period. The most notable policy change occurred in December 2017 when Congress passed a tax reform bill lowering the tax burden for U.S. companies and individuals. We believe this lower tax rate, coupled with a reversal of currency rates to a favorable position for U.S. domiciled companies and products, will continue to provide a "turbocharge" to U.S. companies' earnings and cash flow. While economic growth, from a historical perspective, still seems a bit pedestrian, it has accelerated with belief for further acceleration to come. Much of this optimism is being fueled by the very high levels of many economic indicators, including the Purchasing Managers Indexes (PMIs) in the U.S. and globally, coupled with the very high levels of sentiment indicators from CEOs and consumers alike. Late in the measurement period, areas of concern, particularly interest rates and inflation, have begun to surface, but not enough to take away the solid gains the market accrued earlier in the measurement period.

The Russell Midcap Index produced solid gains in the 12-month period ended March 31, 2018 with an increase of 12.20%. Technology (up 30.7%) was undoubtedly the pacesetter again this year as secular trends have continued to accrue to the sector coupled with a revival in some forgotten areas, including a personal computer refresh cycle. As confidence in the interest rate cycle has continued to gain throughout the fiscal year joined with a strong equity market, the financials sector (up 19.2%) also bested the broad benchmark. The better economic backdrop, bottleneck driving pricing power in transportation companies, and positive defense spending environment allowed industrials (up 15.3%) to outperform. Finally, heath care (up 15.2%) outperformed with very strong gains in the equipment and supplies subsector.

The three worst performing groups within the index, telecommunications (down 15.5%), energy (down 5.6%) and real estate (down 2.0%), posted negative returns during the measurement period. Oil prices actually increased $14 per barrel during the period to $65 per barrel; however, there was greater optimism around activity exiting the prior year. Real estate has struggled as worries surrounding interest rates increasing have pressured this group that is more reliant on cheap debt financing to maintain its return hurdles for new builds and acquisitions. Utilities (up 3.2%) underperformed as the group is generally also viewed as an inverse interest rate proxy. The consumer staples sector (up 4.1%) has continued to struggle as broadly anemic revenue growth has raised concerns about these companies' ability to pass on the forthcoming increase in raw material and transportation costs. Consumer discretionary (up 7.5%) continues to underperform the index; however, the gap shrank in the measurement period as many retailers saw a revival at the end of the calendar year due to better sales and the sector's position as the largest near-term beneficiaries of tax reform. Finally, the materials sector (up 10.6%) slightly underperformed as the aforementioned raw material price concerns weighted on the sector late in the period.

The environment for high yielding stocks was decisively negative during the measurement period. The top 20% of dividend-paying stocks within the index, those with a greater than 2.7% yield, increased a paltry 1.9%. In contrast, those stocks that didn't pay a dividend increased 15.8%. Said differently, it was significantly advantageous to be invested in the non-dividend paying companies versus those stocks with higher yields by a margin of 1390basis points.

Strategy, contributors and detractors

The Fund increased 9.98% during the fiscal year, underperforming its benchmark for the 12-month period ended March 31, 2018. Dividend income produced 3.2% of performance during the fiscal year. The underperformance was due to stock selection as sector allocation was broadly positive as the significant underweight in real estate and utilities more than offset any of the other allocations.

We made some significant sector allocations changes during the measurement period as individual stock opportunities arose. We increased our exposure to industrials (now overweight from underweight), and consumer staples (now overweight from equal-weight). These increases were sourced by reducing our energy sector exposure (now underweight from overweight), our technology sector exposure (now underweight from overweight) and reduced our consumer discretionary sector exposure (still overweight, but at a lesser degree). The Fund remains overweight materials, equal-weight health care, and underweight financials, real estate and utilities.

The Fund's underperformance can all be ascribed to the very difficult environment for the strategy given the significant underperformance of the dividend paying cohort where the portfolio invests. This created a headwind of more than 500 basis points to performance versus the index. During these periods it is imperative that we limit investing in underperforming stocks. While stock selection helped close some of the gap of underperformance, we were unable to fully offset.

The energy sector was our worst performing sector during the measurement period driven predominately by poor stock selection as the three names we entered the fiscal year owning all underperformed the group. Plains All American Pipeline saw a significant deterioration in one of its business segments that foreshadowed a potential dividend cut. We sold the stock upon the announcement, but still experienced significant price compression. Similarly, we forecasted a potential dividend cut forthcoming for Helmerich & Payne and sold the stock. It proved to be an untimely sell, as the stock later rallied as oil prices increased; however, we still remain concerned about the sustainability of the dividend. Finally, Targa Resources, a name we continue to own, also underperformed after stellar performance in the previous period.

We also underperformed in the materials sector. RPM International fits very well into the construct of our strategy with a nice dividend yield and a strong commitment to raising that dividend annually. However, the company experienced some fundamental hiccups in its business with a poorly timed acquisition and difficulties with plant expansion as well as slow growth in its do-it-yourself spray paint business, Rust-o-leum. We believe most of these challenges are now behind the company and as spring arrives, the operational benefits should begin to accrue. Scott Miracle-Gro was also pressured during the fiscal year given a slowdown in its hydroponics business late in the period. We are quite bullish on this business as more states legalize marijuana usage.

The consumer staples sector was also challenging for us as strong revenue growth elsewhere in the economy has lessened investor interest in this sector. In addition, revenue growth has been difficult across the sector. In particular, despite raising earnings expectations throughout the fiscal year, Kellogg posted a negative return for the measurement period. We added Hershey to the portfolio given its strong brand portfolio and very favorable cost tailwinds given its input costs, particularly cocoa prices. After adding this name, the company provided a disappointing outlook for both revenue growth and investment spending, causing a negative revision to earnings and thus the underperformance.

Despite these underperforming areas, the Fund did have some good successes, particularly in technology, financials and industrials. In technology, National Instruments, Broadridge and Maxim Integrated Products all outperformed the outperforming sector. All three of these companies have been able to see better-than-expected revenue growth that has been accreting to earnings at ever increasing incremental margins. We continue to own all three of these names. Financials sector outperformance is largely attributable to Validus Holdings. This was a stock we added to the portfolio in fourth quarter 2017 given our optimistic outlook for a positive pricing environment in reinsurance. Shortly after adding the name to the portfolio, we received a take-out offer at a significant premium from AIG. We have since sold the name. Finally, in industrials, we added CH Robinson to the portfolio in third quarter 2017 given our outlook for an inflecting positive cyclical backdrop for the company's business model. The stock has gained nearly 50% since inclusion to the Fund.

Outlook

Since inception of the Fund, we have been watching several key variables to determine positioning. These variables (domestic economic growth, change in interest rates, change in commodity prices and foreign economic growth) have remained consistent over the fiscal years of the Fund and continue to be monitored.

Domestic economic growth: We continue to remain constructive on the U.S. economy and expect it to continue to accelerate in 2018. Broad optimism indicators remain near or at high levels for both consumers and company executives. While the market seemed to have some consternation about the flow through of the tax reform benefit, we expect the benefits will accrue to the economy as a significant portion of those savings are now earmarked to be reinvested back into companies over the next nine months. Finally, the wealth effect from a strong stock market in 2017 should also provide a solid backdrop for spending. We have seen some significant valuation accretion put into the market over the past couple of years given the strong returns, particularly on some of the fastest growing companies in the market. We are remaining conscience of the valuations on our holdings, as well as prospective candidates.

Change in interest rates: This is an area of acute focus for the Fund. As global central banks have begun to unwind of quantitative easing coupled with the significant performance ascribed to those highly indebted companies in the middle of this decade, this continues to be an area that we continue to monitor. Adding to the already increasing levels of concern, inflationary forces appear to be building into the economy. As discussed, bottlenecks in transportation, labor and raw materials have already hurt some companies' margins and given our outlook for an accelerating economy, it is more likely these pressures will continue to build. We are not overly concerned about the levels of inflation we will likely see given still significant deflationary forces in the economy, e-commerce and Cloud computing to name a few, but it is the periods of transition that we worry the market may not be prepared for. Said differently, the very low interest rates driving very accretive transactions, either through stock recapitalizations or acquisitions that have been experienced over the past six years may be coming to a close. As that occurs, the underlying leadership in the market has the potential to shift. Couple this with an untested Federal Reserve chairman and you can see why it continues to be an area of close monitoring. Long-term interest rates have now become competitive with the dividend yield we believe we can generate; therefore, we have continued to be emphasizing the growth aspects of the underlying companies we are evaluating and holding.

Change in commodity prices: While remaining less concerned about oil prices, we are increasingly worried about more broad inflation. The countervailing force to this pressure is the upward pressure we expect from an accelerating growth rate. We are evaluating closely the companies we own and those potential prospects for their ability to pass on higher costs so margins do not compress.

Foreign economic growth: Of all the potential outcomes from President Trump, the impact on foreign economies is by far the murkiest of all the issues. Much of the negative rhetoric seems to have been just rhetoric, with no significant policy changes, but it remains a key watch point. Outside the U.S., economic growth continues to progress smartly. This has helped to reverse the appreciation of the U.S. dollars that occurred after the presidential election. We believe currency should provide a positive backdrop for U.S. companies with international operations through at the least the first half of 2018.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Income Opportunities Fund.

PORTFOLIO HIGHLIGHTS

IVY MID CAP INCOME OPPORTUNITIES FUND

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.3%
Consumer Discretionary	22.4%
Information Technology	16.9%
Industrials	13.9%
Materials	11.2%
Consumer Staples	8.7%
Financials	8.3%
Health Care	8.2%
Utilities	3.0%
Real Estate	3.0%
Energy	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.7%

Lipper Rankings

Category: Lipper Mid-Cap Core Funds	Rank	Percentile
1 Year	194/439	45
3 Year	55/344	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Clorox Co. (The)	Consumer Staples	Household Products
Harris Corp.	Information Technology	Communications Equipment
OGE Energy Corp.	Utilities	Electric Utilities
American Campus Communities, Inc.	Real Estate	Residential REITs
Broadridge Financial Solutions, Inc.	Information Technology	Data Processing & Outsourced Services
C.H. Robinson Worldwide, Inc.	Industrials	Air Freight & Logistics
Sonoco Products Co.	Materials	Paper Packaging
Cracker Barrel Old Country Store, Inc.	Consumer Discretionary	Restaurants
HealthSouth Corp.	Health Care	Health Care Facilities
V.F. Corp.	Consumer Discretionary	Apparel, Accessories & Luxury Goods

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+ Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MID CAP INCOME OPPORTUNITIES FUND

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	3.68%	9.30%	7.46%	10.30%	10.43%	9.66%	9.99%
5-year period ended 3-31-18	—	—	—	—	—	—	—
10-year period ended 3-31-18	—	—	—	—	—	—	—
Since Inception of Class through 3-31-18(4)	9.08%	10.17%	10.26%	11.28%	11.33%	10.51%	10.94%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-14 for Class A shares, 10-1-14 for Class C shares, 10-1-14 for Class E shares, 10-1-14 for Class I shares, 10-1-14 for Class N shares, 10-1-14 for Class R shares and 10-1-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY MID CAP INCOME OPPORTUNITIES FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.8%		
V.F. Corp.	131	$ 9,680
Consumer Electronics – 2.8%		
Garmin Ltd.	164	9,662
Home Furnishings – 2.8%		
Leggett & Platt, Inc.	213	9,450
Household Appliances – 2.8%		
Snap-on, Inc.	64	9,510
Leisure Products – 2.7%		
Polaris Industries, Inc.	80	9,166
Movies & Entertainment – 2.8%		
Cinemark Holdings, Inc.	252	9,492
Restaurants – 2.9%		
Cracker Barrel Old Country Store, Inc.	62	9,840
Specialized Consumer Services – 2.8%		
Service Corp. International	254	9,576
Total Consumer Discretionary – 22.4%		**76,376**
Consumer Staples		
Household Products – 3.0%		
Clorox Co. (The)	77	10,210
Packaged Foods & Meats – 5.7%		
Hershey Foods Corp.	98	9,655
Kellogg Co.	148	9,643
		19,298
Total Consumer Staples – 8.7%		**29,508**
Energy		
Oil & Gas Storage & Transportation – 2.7%		
Targa Resources Corp.	206	9,085
Total Energy – 2.7%		**9,085**
Financials		
Insurance Brokers – 2.8%		
Arthur J. Gallagher & Co.	139	9,539
Regional Banks – 5.5%		
Glacier Bancorp, Inc.	243	9,330
Umpqua Holdings Corp.	440	9,415
		18,745
Total Financials – 8.3%		**28,284**
Health Care		
Health Care Facilities – 2.9%		
HealthSouth Corp.	171	9,776
Health Care Services – 5.3%		
Cardinal Health, Inc.	139	8,707

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Quest Diagnostics, Inc.	94	9,472
		18,179
Total Health Care – 8.2%		**27,955**
Industrials		
Air Freight & Logistics – 2.9%		
C.H. Robinson Worldwide, Inc.	107	10,023
Diversified Support Services – 2.8%		
KAR Auction Services, Inc.	176	9,561
Electrical Components & Equipment – 2.7%		
Rockwell Automation, Inc.	54	9,332
Environmental & Facilities Services – 2.8%		
Republic Services, Inc., Class A	143	9,493
Office Services & Supplies – 2.7%		
HNI Corp.	250	9,025
Total Industrials – 13.9%		**47,434**
Information Technology		
Communications Equipment – 3.0%		
Harris Corp.	63	10,156
Data Processing & Outsourced Services – 5.6%		
Broadridge Financial Solutions, Inc.	92	10,076
Paychex, Inc.	149	9,176
		19,252
Electronic Components – 2.8%		
Maxim Integrated Products, Inc.	157	9,477
Electronic Equipment & Instruments – 2.8%		
National Instruments Corp.	187	9,466
Semiconductors – 2.7%		
Microchip Technology, Inc.	100	9,171
Total Information Technology – 16.9%		**57,522**
Materials		
Fertilizers & Agricultural Chemicals – 2.8%		
Scotts Miracle-Gro Co. (The)	111	9,505
Paper Packaging – 5.6%		
Avery Dennison Corp.	88	9,381
Sonoco Products Co.	205	9,925
		19,306
Specialty Chemicals – 2.8%		
RPM International, Inc.	199	9,466
Total Materials – 11.2%		**38,277**
Real Estate		
Residential REITs – 3.0%		
American Campus Communities, Inc.	261	10,085
Total Real Estate – 3.0%		**10,085**

COMMON STOCKS (Continued)	Shares	Value
Health Care (Continued)		
Utilities		
Electric Utilities – 3.0%		
OGE Energy Corp.	308	10,092
Total Utilities – 3.0%		**10,092**
TOTAL COMMON STOCKS – 98.3%		**$ 334,618**
(Cost: $276,626)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (A)	$2,074	2,074
Municipal Obligations – 0.9%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.600%, 4-7-18 (A)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 1.5%		**$ 5,074**
(Cost: $5,074)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$339,692**
(Cost: $281,700)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		765
NET ASSETS – 100.0%		**$340,457**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$334,618	$ —	$ —
Short-Term Securities	—	5,074	—
Total	$334,618	$5,074	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:
BVAL = Bloomberg Valuation Benchmark Curve
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund (the "Fund"), discusses positioning, performance and results for the fiscal year ending March 31, 2018. He has managed the Fund since 2008 and previously managed the Fund from 2000 through 2007. He has 29 years of industry experience.

Bryan J. Bailey

Fiscal Year Performance

For the 12 months ended March 31, 2018

Ivy Municipal Bond Fund (Class A shares at net asset value)	2.28%
Ivy Municipal Bond Fund (Class A shares with sales charge)	-2.03%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index	2.53%
(generally reflects the performance of the U.S. municipal bond market)	
Lipper General & Insured Municipal Debt Funds Universe Average	2.92%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable investment fees and expenses, while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Market Commentary

Fiscal year 2017 kicked off with softer U.S. economic data, weaker inflation readings and a softer labor market. Under this backdrop, municipal rates declined as investors returned to municipal bonds and the new issue supply calendar could not keep pace with demand. There was continued hostility in Congress, as well as numerous outside distractions, which prevented President Trump from being able to staff his White House and pursue the policy agenda that he was elected to implement. The U.S. Federal Reserve (Fed) and other developed market central banks began to discuss the process and timelines for the eventual reversal of the aggressive monetary stimulus that had bloated their balance sheets since the onset of the global financial crisis. Despite the weaker economic backdrop, the Fed raised the fed funds rate to 1% at its June 2017 meeting (and subsequently would increase the rate two more times during the period, as discussed below).

Heightened geopolitical risk with North Korea, chaos in Washington, and several natural disasters kept risk markets nervous, and increased the interest in flight-to-quality trades for the vast majority of the third quarter of 2017. However, as we moved toward the end of that quarter, stronger U.S. and global economic data and higher inflation readings reversed some of the earlier pessimism. The market also began to place higher odds on passage of meaningful tax reform. There was more clarity regarding the timetables and strategies of the U.S. and other global central bank plans to "taper" the size of their bloated balance sheets. Speculation surrounding President Trump's upcoming appointment for Fed chairperson added an additional layer of uncertainty to the market.

The big news in the fourth quarter of 2017 was the passage of the Tax Cuts and Jobs Act of 2017 (the Act). The Act is the first major tax reform measure passed in the U.S. in over 30 years. The Act contains provisions which have the potential to stimulate economic growth above market expectations, while also putting upward pressure on persistently low levels of inflation, among other things. Passage of the legislation gave the Fed additional confidence to increase the fed funds rate by 25 basis points at its December 2017 meeting. In addition, market projections of future rate hikes were increased, and we observed a large sell-off on the front-end of the yield curve. The Act also contains provisions that would eliminate certain types of municipal bond issuance going forward. This resulted in very aggressive buying on the long-end of the yield curve in anticipation of a severe supply shortage going forward.

The first quarter of 2018 got off to a robust start, driven by increased levels of economic optimism exhibited by both individuals and business owners as a result of the Act. Congress passed a Federal budget deal that would require high levels of deficit financing in the future. Inflation readings continued on a slight upward trajectory, while the labor market continued to tighten. There was a slight level of uncertainty regarding the new Fed Chairman's degree of hawkishness in an environment where the Fed is beginning to reverse aggressive monetary stimulus. Interest rates increased dramatically as a result of the aforementioned factors. A small portion of the back-up in rates was reversed at the end of the quarter, as the market benefitted from flight-to-quality buying, stemming from elevated equity market volatility as a result of potential regulatory issues with many popular technology companies and potential trade war/tariff anxiety. The Fed raised the fed funds rate to 1.5% at the March 2018 meeting.

Fund Performance

The Fund underperformed its benchmark and Lipper peer group in the past fiscal year. The Fund's performance was hurt by its underweighted exposure relative to its benchmark to the high yield sector of the municipal bond market, particularly tobacco bonds. However, investments in those high yield areas can compromise the Fund's position as a high credit, quality, tax-free investment grade product with low NAV volatility. During the period, the Fund had one of the lowest volatility measures in the industry. We will not compromise our investment principles. Therefore, we are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that historically have been unsustainable and subject investors to increased risk to the inevitable downside and a higher level of NAV volatility. Preservation of capital is an important consideration in our efforts.

At the end of the period, the Fund had an approximately 2.4% short position in 30-year U.S. Treasury futures. The Fund intends to hold this position for the foreseeable future.

Fund Positioning

The Fund both began and ended the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 35-year bull market in bonds. Fund sensitivity to interest rates was held at a lower sensitivity level relative to the Fund's benchmark throughout the fiscal year. This was achieved by entering the fiscal year with a substantial cash position, as well as approximately 6.5% exposure to municipal floating rate notes and municipal auction rate notes. Overall, the shorter duration strategy was a drag on performance, but proved to be very beneficial in the latter portion of the fiscal year, as interest rates began to rise. The Fund's cash position proved to be invaluable, as shareholder redemptions continued to be funded from Fund income and maturity cash flow. As a result, we were not subjected to any forced selling of portfolio positions to fund redemptions, thus allowing us to keep the portfolio composition relatively intact. Portfolio turnover remained very low, as we believed that the Fund was structured appropriately entering the fiscal year.

Outlook

We are cautiously optimistic that many elements of the Trump agenda will continue to be implemented in a not-overly-watered-down fashion. This potentially has positive implications for economic growth and has increased odds of higher inflation moving forward. While there are signs that inflation is picking up by some measures, the market continues to be complacent, and is trading as if this is not a trend, but merely an uptick that will be reversed. We acknowledge there is a risk that implementation of the Trump policy agenda may take longer than currently anticipated, or opposition in Congress may be so contentious that very little gets accomplished. The upcoming mid-term elections, potential trade/tariff wars and the Mueller investigation could change our outlook.

We enter the new fiscal year facing many of the same challenges that we faced entering fiscal year 2017: municipal market headline risk, interest rate risk, geopolitical risk, Fed policy risk and inflation risk. While the municipal bond tax exemption was preserved in theAct, the overall composition of the municipal bond market has been altered, and there is no guarantee that there will not be additional changes in this market in the future. New issue supply in the municipal bond market has been reduced significantly as a result of issuer inability to advance refund outstanding higher rate debt. New lower corporate tax rates have also altered the relative attractiveness of municipal bonds to some taxable entities. We do not believe that the municipal tax exemption is in jeopardy, as the municipal market is the most developed infrastructure financing vehicle in the United States, and could be very instrumental in funding much of President Trump's projects, in addition to other funding sources. We will continue to be diligent in monitoring all portfolio risks, as always.

These are very trying and volatile times for investors. While we think U.S. gross domestic product will grow at a respectable level over the next year, there is much that could go wrong to curtail what appears to be a moderate U.S. economic recovery. The Fed has begun to tighten monetary policy, and has signaled that it expects to increase the fed funds rate an additional two to three times by the end of 2018. The Fed has also begun to prepare the market for the onset of "tapering" the size of their bloated $4.5 trillion balance sheet. If the Trump agenda gains support and momentum, the Fed may need to be more aggressive. The new Federal budget will require high levels of deficit financing going forward. Geopolitical and terror (ISIS) risks need to be respected for their de-stabilizing potential. Most global economies are improving and no longer present a headwind. We remain cautiously optimistic that the U.S. economy will continue to grow modestly, and that situations outside of the U.S. will not be powerful enough to derail the recovery. There is evidence that inflation expectations may be picking up, as the U.S. labor market continues to tighten. Other global central banks have also floated the idea of increased fiscal spending and some are beginning to acknowledge that extreme monetary policy operations have reached the limits of creating a positive impact, with some suggesting that the time is approaching to reverse some of the stimulus operations.

We could be entering a challenging period for fixed income investors and total return expectations should probably be tempered to some degree. It is difficult to fathom outsized total returns continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, when rates begin to rise, more attractive reinvestment opportunities should be available which may create an opportunity to boost Fund income.

We fully expect the municipal market to be influenced by risk on/risk off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed interest outside of the municipal bond asset class, which would potentially result in outflows in the investment grade municipal bond space. While we believe that the 35+ year bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of 2018, or even longer. Very low or even negative interest rates across the globe could continue to boost demand for higher yielding U.S. treasuries and municipal bonds, despite improvement in the U.S. economy and increased domestic inflation expectations. With the aging of the baby boomers, there is also a natural demographic pull into the safety of fixed income investments. The question becomes, what low levels of income will these investors tolerate before they move funds away from high quality, low yielding markets? Municipal bond new issue volume trends will need to be monitored closely. We will remain proactive and vigilant in assessing any risk to the Fund from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative, which in our view increases the risk of inflation in the future.

We fully anticipate an elevated level of headline risk in the market and we believe that this is the new normal. However, despite all of the naysayers, the municipal bond market is and, in our opinion, will remain a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.7 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There were nine defaults among Moody's rated municipal issuers in 2017. Municipal bond defaults continue to be heavily concentrated in the high yield category.

Given these crosscurrents, the high level of uncertainty on all fronts, and our aforementioned viewpoint on the eventual direction of interest rates, we expect to keep the interest rate sensitivity of the Fund lower than its benchmark. We anticipate that the Fund will continue to hold a moderate cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. In addition, the Fund may be able to benefit from reinvestment of maturing portfolio positions in the next few years. The Fund also likely will continue to hold overweight positions in A-BBB rated investment grade credits, in an attempt to capture additional refinancing opportunities and credit upgrades. However, we do not anticipate actively adding lower quality exposure, and at this time we anticipate future investments to be higher quality in nature. Although circumstances may change, in the coming fiscal year, we expect to keep the average credit quality of the Fund in the A-AA rated range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We occasionally attempt to exploit trading opportunities in the high yield space when appropriate, without compromising our style discipline. The objective of the Fund remains the same, to provide income that is not subject to Federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes and/or to take a directional position on interest rates.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Exempt-interest dividends the Fund pays may be subject to state and local income taxes. The portion of the dividends the Fund pays that is attributable to interest earned on U.S. government securities generally is not subject to those taxes, although distributions by the Fund to its shareholders of net realized gains on the sale of those securities are fully subject to those taxes. The municipal securities market generally, or certain municipal securities in particular, may be significantly affected by adverse political, legislative or regulatory changes or litigation at the Federal or state level. These and other risks are more fully described in the Fund's prospectus. Not all funds or fund classes may be offered at all broker/dealers.

The opinions expressed in this report are those of the Fund's portfolio manager and are currently only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, include reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Bonds	**93.8%**
Municipal Bonds	93.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.2%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	188/256	74
3 Year	162/225	72
5 Year	161/196	82
10 Year	87/152	57

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**84.2%**
AAA	4.1%
AA	29.6%
A	38.5%
BBB	12.0%
Non-Investment Grade	**9.6%**
BB	2.1%
B	0.3%
Non-rated	7.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**6.2%**

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MUNICIPAL BOND FUND

(UNAUDITED)



	Value
Ivy Municipal Bond Fund, Class A Shares[1]	$14,203
S&P Municipal Bond Index	$15,414

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class Y[5]
1-year period ended 3-31-18	-2.03%	-2.58%	1.39%	2.36%	—	2.23%
5-year period ended 3-31-18	1.00%	0.90%	1.09%	2.07%	—	1.87%
10-year period ended 3-31-18	3.57%	3.39%	3.23%	—	—	3.97%
Since Inception of Class through 3-31-18[6]	—	—	—	3.90%	1.09%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*The return shown for Class Y is hypothetical because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.*

(6)*11-4-09 for Class I shares and 7-5-17 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

IVY MUNICIPAL BOND FUND *(in thousands)*

MARCH 31, 2018

MUNICIPAL BONDS	Principal	Value
Alabama – 1.6%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11-1-33	$2,000	$ 2,139
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7-1-33	3,000	3,038
The Spl Care Fac Fin Auth of Birmingham - Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6-1-39	750	787
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1-1-34	750	770
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1-1-35	6,555	7,401
		14,135
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10-1-21	1,735	1,860
Arizona – 1.7%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26	3,000	3,147
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A, 4.000%, 1-1-38	8,500	8,856
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7-15-25	2,500	2,536
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7-1-39	500	529
		15,068
Arkansas – 0.1%		
Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A, 5.000%, 11-1-37	745	858
California – 17.2%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8-1-39	1,000	1,061
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5-1-39	3,000	3,137

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps), 2.680%, 4-1-45 (A)	$10,000	$10,334
CA (School Facilities) GO Bonds, 5.000%, 11-1-30	3,000	3,401
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. - Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42	2,245	2,459
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9-1-39	3,000	3,168
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11-1-38	2,000	2,159
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2-1-39	4,460	4,606
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10-1-29	1,000	1,100
CA Muni Fin Auth, Edu Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2016A, 5.000%, 6-1-36	1,000	1,091
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A:		
5.000%, 10-1-22	300	326
5.000%, 10-1-33	1,000	1,043
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7-1-40	1,745	1,803
6.350%, 7-1-46	970	1,004
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5-15-21	1,365	1,489
CA Various Purp GO Bonds:		
5.250%, 9-1-26	5,000	5,566
5.500%, 4-1-28	5	5
5.250%, 10-1-29	3,000	3,161
5.750%, 4-1-31	5,000	5,207
6.000%, 3-1-33	1,000	1,081
6.500%, 4-1-33	1,000	1,049
5.000%, 4-1-37	5,000	5,546
6.000%, 11-1-39	5,000	5,335
CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33	10,000	11,106
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10-1-36	750	809
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34	6,190	7,159

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9-1-24	$2,000	$2,250
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2-1-30	2,000	2,129
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7-1-25	500	504
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A:		
5.000%, 6-1-29	1,500	1,681
5.000%, 6-1-30	1,000	1,117
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6-1-33	3,165	3,612
5.000%, 6-1-34	2,840	3,233
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9-1-34	750	854
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1-1-34	500	520
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6-1-35	1,000	1,153
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36	4,270	4,788
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8-1-21	250	275
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 5.000%, 11-1-39	3,500	3,826
Palomar Hlth, GO Rfdg Bonds, Ser 2016B, 4.000%, 8-1-37	1,000	1,041
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8-1-31 (B)	3,315	2,082
0.000%, 8-1-32 (B)	5,000	3,007
0.000%, 8-1-33 (B)	5,000	2,872
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39	3,000	3,238
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5-15-34	3,000	3,125
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E:		
5.250%, 10-1-20	570	620
6.000%, 10-1-25	445	493
6.500%, 10-1-40	1,500	1,677

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9-1-40	$1,000	$ 1,098
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10-1-28	500	510
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8-1-35	1,000	1,089
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21	3,685	4,015
Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 Gen Oblig Bond, Series B, 0.000%, 8-1-37 (B)	1,455	699
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7-1-27	1,500	1,517
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10-1-24	500	556
5.000%, 12-1-24	500	554
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11-1-34	500	537
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10-1-30	1,000	1,062
Successor Agy to the Redev Agy of the City of Stockton, Tax Alloc Rfdg Bonds, Ser 2016A, 5.000%, 9-1-37	2,000	2,234
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5-15-34	3,500	3,945
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11-1-38	500	575
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1-1-29	1,000	1,032
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8-1-31 (B)	150	96
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8-1-41	2,500	2,732
		150,553

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado – 2.7%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12-1-25	$ 500	$ 511
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23	2,565	2,783
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12-1-23	1,010	1,044
7.400%, 12-1-38	1,000	1,037
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	2,975	3,238
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008, 5.500%, 11-1-27	1,000	1,023
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12-1-40	3,250	3,420
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12-1-28	3,000	3,086
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12-1-36	300	319
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35	1,435	1,609
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	5,000	5,501
		23,571
Connecticut – 0.4%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D:		
5.000%, 6-15-22	370	372
5.750%, 6-15-34	2,500	2,520
CT GO Bonds, Ser 2012D (SIFMA Municipal Swap Index plus 92 bps), 2.500%, 9-15-19 (A)	1,000	1,007
		3,899
District Of Columbia – 1.5%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6-1-19	1,000	1,006
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39	3,000	3,205
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 6.500%, 10-1-41	7,000	8,903
		13,114

MUNICIPAL BONDS (Continued)	Principal	Value
Florida – 6.5%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4-1-39	$ 500	$ 526
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39	3,000	3,105
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6-1-20	1,000	1,066
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	2,000	2,231
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8-15-29	4,155	4,218
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8-15-32	600	655
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36	3,000	3,158
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41	2,885	3,125
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	2,000	2,145
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7-1-26	3,000	3,034
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	5,500	6,260
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10-1-23	2,500	2,555
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	3,500	4,108
Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8-1-36	4,125	4,530
Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37	2,005	2,252
Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5-15-30	1,000	1,107
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A:		
5.750%, 7-1-20	500	505
6.500%, 7-1-35	2,500	2,530

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4-1-39	$1,000	$ 1,037
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40	4,000	4,371
St. Lucie, FL, Util Sys Rfdg Rev Bonds, Ser 2016, 4.000%, 9-1-34	1,000	1,041
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	2,750	3,066
		56,625
Georgia – 1.3%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23	2,000	2,215
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7-1-37	3,495	3,641
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11-1-39	3,000	3,168
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D:		
5.750%, 1-1-20	500	505
6.000%, 1-1-23	2,100	2,122
		11,651
Hawaii – 0.3%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21	1,000	1,089
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen's Hlth Sys), Ser 2015A, 5.000%, 7-1-35	1,500	1,683
		2,772
Idaho – 0.4%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9-1-19	750	791
5.750%, 9-1-20	1,000	1,087
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11-1-37	2,000	2,055
		3,933
Illinois – 4.5%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5-1-26	135	131
5.700%, 5-1-36	1,750	1,719

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27	$ 500	$ 539
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1-1-37	2,500	2,896
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34	1,000	1,119
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2016C, 5.000%, 1-1-34	1,500	1,686
City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11-1-39	1,500	1,621
City of Chicago, Second Lien Water Rev Bonds, Ser 2000, 5.000%, 11-1-30	500	558
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008, 5.750%, 6-1-28	1,000	1,006
IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41	2,410	2,700
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11-1-30	2,500	2,580
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B:		
5.500%, 7-1-19	500	505
5.750%, 7-1-33	2,500	2,526
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10-1-34	2,000	2,072
IL Metro Pier and Exposition Auth, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6-15-43 (B)	2,000	642
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	3,695	4,157
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	2,000	2,235
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2013A, 5.000%, 1-1-35	4,100	4,533
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2015B, 5.000%, 1-1-37	2,000	2,252
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24	3,080	3,696
		39,173

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana – 0.1%		
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39	$1,000	$ 1,140
Iowa – 1.2%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008:		
5.750%, 6-1-31	1,000	1,007
6.000%, 6-1-34	1,000	1,007
Ames, IA, Hosp Rev Rfdg Bonds (Mary Greeley Med Ctr), Ser 2016, 4.000%, 6-15-35	1,510	1,558
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8-1-27	2,500	2,537
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9-1-39	2,145	2,359
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	1,750	2,004
		10,472
Kansas – 2.0%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	2,500	2,599
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4-1-32	2,550	2,651
Saint Marys, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 2.260%, 4-15-32 (A)	4,550	4,391
Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9-1-24	1,050	1,131
Unif Govt of Wyandotte Cnty, Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12-1-27	390	391
Wamego, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994 (Auction rate), 2.440%, 4-15-32 (A)	6,500	6,273
		17,436
Kentucky – 1.1%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11-1-19	500	512
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6-1-21	500	538
6.375%, 6-1-40	4,500	4,928
6.500%, 3-1-45	2,675	2,933

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky (Continued)		
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7-1-28	$ 500	$ 504
		9,415
Louisiana – 2.6%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1-1-28	1,000	1,081
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24	500	560
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44	6,000	6,612
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33	1,000	1,038
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10-1-20	2,040	2,195
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40	1,000	1,031
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1-1-23	2,000	2,066
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12-1-25	1,500	1,656
5.000%, 12-1-26	3,500	3,865
5.000%, 12-1-27	1,500	1,656
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12-1-22	1,000	1,076
		22,836
Maine – 0.4%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12-1-39	755	783
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7-1-34	2,255	2,564
		3,347
Maryland – 0.5%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,899

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland (Continued)		
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9-1-22	$ 500	$ 520
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7-1-40	1,500	1,518
		3,937
Massachusetts – 0.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30	2,475	2,700
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1-1-28	510	532
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10-15-40	1,000	1,060
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A: 5.750%, 7-1-39	1,615	1,690
		5,982
Michigan – 2.8%		
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5-15-26	500	502
Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A, 5.000%, 5-1-35	500	566
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35	3,000	3,302
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34	3,000	3,397
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2016I, 4.000%, 10-15-36	1,000	1,044
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39	5,000	5,318
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11-15-32	2,000	2,277
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9-1-29	3,950	4,054

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8-1-39	$2,000	$ 2,109
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10-15-18	305	311
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I: 6.000%, 10-15-38	2,000	2,046
		24,926
Minnesota – 0.4%		
Minneapolis Hlth Care Sys, Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11-15-32	1,000	1,032
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20	2,500	2,630
		3,662
Mississippi – 0.1%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9-1-36	750	789
Missouri – 2.6%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36	175	114
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5-15-39	3,000	3,130
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6-1-39	1,000	1,047
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2-15-31	750	802
Kansas City, MO, Spl Oblig Impvt and Rfdg Bonds (Downtown Arena Proj), Ser 2016E, 5.000%, 4-1-40	2,000	2,209
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12-1-29	1,550	1,751
5.000%, 12-1-30	1,200	1,351
5.000%, 12-1-31	1,000	1,123
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A:		
5.000%, 12-1-36	5,650	6,285
5.000%, 12-1-37	1,000	1,110

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A, 5.000%, 12-1-40	$1,000	$ 1,117
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9-1-32	1,120	1,210
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7-15-36 (B)	2,350	1,129
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4-1-29	200	200
		22,578
Nebraska – 0.4%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1-1-40	1,000	1,043
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2-1-33	1,000	1,115
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A, 5.000%, 2-1-41	1,000	1,118
		3,276
Nevada – 0.7%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	3,500	3,758
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.500%, 12-1-18	290	299
8.000%, 12-1-25	1,715	1,786
		5,843
New Hampshire – 0.6%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10-1-39	1,635	1,740
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	1,150	1,252
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38	2,485	2,668
		5,660

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey – 3.3%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10-1-21	$ 2,500	$ 2,760
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31	3,750	4,069
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24	3,045	3,242
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12-1-32	1,000	1,065
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12-1-19	1,885	1,970
5.500%, 12-1-21	1,145	1,261
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7-1-37	500	557
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7-1-38	2,000	2,088
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (B)	10,000	3,384
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12-15-22	3,500	3,885
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22	1,500	1,687
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	2,935	3,291
		29,259
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7-1-30	785	791
New York – 11.8%		
Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7-1-35	750	836

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	$ 5,000	$ 5,619
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39	1,500	1,664
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	2,625	2,945
Metro Trans Auth, Trans Rev Bonds, Ser 2015A-2 (SIFMA Municipal Swap Index plus 58 bps), 2.160%, 11-15-39 (A)	6,000	6,006
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	2,105	2,358
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35	2,500	2,833
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	6,000	6,825
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B (Auction rate), 3.401%, 7-1-29 (A)	8,825	8,542
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowk Power Corp. Proj), Ser 1985A (Insured by AMBAC) (Auction rate), 4.320%, 12-1-23 (A)	5,730	5,730
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohawk Power Corp. Proj), Ser 2004A (Insured by Capital Assurance, Inc.) (Auction rate), 4.320%, 7-1-29 (A)	5,110	5,110
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC) (Auction rate), 2.215%, 5-1-34 (A)	10,000	9,631
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30	1,000	1,129
NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30	2,000	2,251
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11-1-39	2,415	2,456
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (B)	3,175	2,602
0.000%, 3-1-26 (B)	3,185	2,516
0.000%, 3-1-27 (B)	3,000	2,283

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH,		
5.000%, 6-15-37	$10,000	$ 11,369
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1,		
5.000%, 7-15-37	1,000	1,136
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I,		
5.000%, 5-1-29	3,000	3,369
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC),		
5.750%, 11-1-30	4,990	5,006
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE,		
5.000%, 12-15-31	10,000	11,360
		103,576
North Carolina – 0.5%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C:		
6.000%, 1-1-19	35	36
6.750%, 1-1-24	1,000	1,038
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1-1-37 (B)	3,500	1,694
5.750%, 1-1-39	1,000	1,030
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009,		
6.000%, 6-1-34	500	525
		4,323
Ohio – 1.2%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009,		
7.500%, 12-1-33	1,000	1,094
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E,		
5.625%, 10-1-19	2,000	2,059
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010,		
5.750%, 12-1-30	5,000	5,482
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj):		
5.750%, 11-15-40	1,000	1,073
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/ FNMA/FHLMC),		
6.200%, 9-1-33	265	266
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund) (Midwest Terminals Proj), Ser 2007C,		
6.000%, 11-15-27	340	341
		10,315

MUNICIPAL BONDS (Continued)	Principal	Value
Oklahoma – 0.1%		
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC),		
5.000%, 6-1-18	$ 905	$ 910
Oregon – 0.9%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A,		
5.500%, 7-15-35	250	261
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three:		
5.000%, 7-1-33	5,000	5,664
5.000%, 7-1-34	1,000	1,128
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C,		
5.000%, 7-1-22	1,000	1,066
		8,119
Pennsylvania – 6.3%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B,		
7.250%, 7-1-39	1,000	1,067
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6-1-29	2,000	2,093
6.000%, 6-1-36	3,350	3,513
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A,		
5.750%, 7-1-39	4,000	4,193
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010,		
6.000%, 8-1-35	750	822
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011,		
6.000%, 10-1-26	3,000	3,213
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C,		
0.000%, 6-1-33 (B)	4,000	4,944
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D,		
5.500%, 12-1-41	3,000	3,186
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2,		
5.750%, 12-1-28	10,000	11,010
PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016,		
5.000%, 6-1-38	1,000	1,097
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011,		
7.250%, 12-15-31	3,000	3,353
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D,		
5.250%, 6-15-22	5,000	5,357

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM),		
5.250%, 12-15-24	$11,195	$ 11,481
		55,329
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A,		
5.000%, 7-1-28	1,000	1,002
Rhode Island – 0.2%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A,		
6.250%, 5-15-30	1,590	1,672
South Carolina – 0.5%		
SC Jobs - Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A,		
6.500%, 4-1-42	4,015	4,390
Tennessee – 0.9%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B,		
5.750%, 7-1-25	750	809
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7-1-19	2,220	2,324
5.750%, 7-1-20	1,330	1,439
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A,		
6.500%, 7-1-38	2,500	2,697
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C,		
5.250%, 6-1-18	500	503
		7,772
Texas – 9.9%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC),		
5.000%, 8-15-18	300	304
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Cntys), Ser 2014,		
5.000%, 11-15-39	1,000	1,098
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010,		
6.200%, 7-1-45	3,250	3,557
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B,		
6.125%, 4-1-45	1,000	1,069
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A,		
9.250%, 3-1-24	3,000	3,211
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011,		
5.750%, 8-15-41	500	562

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	$ 3,000	$ 3,049
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8-15-38	2,500	2,541
Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12-1-27	2,500	2,589
Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11-15-26	2,500	2,553
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A: 6.500%, 5-15-31	1,000	1,136
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32	500	541
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A:		
5.750%, 5-15-23	500	502
6.250%, 5-15-28	2,500	2,514
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12-15-35	3,090	3,259
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B)	26,000	17,825
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8-15-39	1,000	1,064
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	2,500	2,702
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-33	3,000	3,351
7.000%, 6-30-40	5,000	5,519
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	2,500	2,696
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2016 (Insured by BAMAC), 4.000%, 5-1-33	500	514
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26	3,740	4,114

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC): 0.000%, 8-15-26 (B)	$24,500	$ 19,334
TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37	1,000	1,105
		86,709
Utah – 0.1%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017, 5.000%, 4-15-37	1,000	1,107
Virginia – 0.6%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7-1-29	3,000	3,124
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7-1-27	1,605	1,657
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8-1-22	250	253
		5,034
Washington – 1.3%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	2,000	2,238
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7-1-39	1,000	1,062
WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10-1-38	5,000	5,515
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3-1-29	2,500	2,622
		11,437
West Virginia – 0.1%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6-1-39	500	522
Wisconsin – 1.3%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12-1-19	1,000	1,050
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5-1-33	1,000	1,044

MUNICIPAL BONDS (Continued)	Principal	Value
Wisconsin (Continued)		
WI Hlth and Edu Fac Auth, Rev Bonds (Ascension Sr Credit Group), Ser 2016A, 4.000%, 11-15-33	$ 1,000	$ 1,044
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4-15-39	1,500	1,584
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12-1-41	4,000	4,492
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2-15-39	2,500	2,605
		11,819
TOTAL MUNICIPAL BONDS – 93.8%		**$822,597**
(Cost: $763,309)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (C)	323	323
Municipal Obligations – 5.1%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (C)	250	250
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.570%, 4-7-18 (C)	500	500
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 23 bps), 1.600%, 4-5-18 (C)	1,950	1,950
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.) (BVAL plus 10 bps), 1.570%, 4-7-18 (C)	9,500	9,500
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 1.530%, 4-7-18 (C)	2,500	2,500

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.650%, 4-7-18 (C)	$2,000	$2,000
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.710%, 4-1-18 (C)	900	900
Minneapolis, MN, Hsng Dev, Rfdg Rev Bonds (One Ten Grant Proj), Ser 1989 (GTD by FNMA) (BVAL plus 8 bps), 1.650%, 4-7-18 (C)	8,345	8,345
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 1.580%, 4-7-18 (C)	7,000	7,000
San Diego, CA, Hsng Auth, Var Rate Demand Multi-Fam Hsng Rev Rfdg Bonds (Hillside Garden Apt), Ser 2004C (GTD by FNMA) (BVAL plus 13 bps), 1.580%, 4-7-18 (C)	$1,300	$1,300
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.650%, 4-7-18 (C)	5,000	5,000
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.700%, 4-1-18 (C)	3,115	3,115
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 1.520%, 4-7-18 (C)	$2,200	$ 2,200
		44,560
TOTAL SHORT-TERM SECURITIES – 5.1%		$ 44,883
(Cost: $44,883)		
TOTAL INVESTMENT SECURITIES –98.9%		$867,480
(Cost: $808,192)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(D) – 1.1%		9,607
NET ASSETS – 100.0%		$877,087

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Cash of $396 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at March 31, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
U.S. 30-Year Treasury Bond	Short	144	6-29-18	14,400	$(21,114)	$(711)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$822,597	$ —
Short-Term Securities	—	44,883	—
Total	$ —	$867,480	$ —
Liabilities			
Futures Contracts	$711	$ —	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corp.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
CR = Custodial Receipts
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 30, 2018. He has managed the Fund since 2008 and has 20 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 30, 2018

Ivy Municipal High Income Fund (Class A shares at net asset value)	3.35%
Ivy Municipal High Income Fund (Class A shares including sales charges)	-1.12%

Benchmark(s) and/or Lipper Category

Bloomberg Barclays Municipal High Yield Index (reflects the performance of securities generally representing the municipal bond market)	6.03%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.03%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The underperformance of the Ivy Municipal High Income Fund vs. the Bloomberg Barclay's Municipal High Yield Index can be traced primarily to a few investment decisions by portfolio management: duration positioning and an underweight position in the two best performing sectors in the Fund's primary benchmark. First, as the municipal market rallied in the second and third quarters of 2017, the Fund underperformed as its short duration vs. the benchmark hurt the total return. Secondly, portfolio management attempted to keep the Funds volatility low by underweighting the tobacco industry, which had the second highest 12-month return in the benchmark. Lastly, another sector the Fund underweighted was high yield city general obligation bonds, which was the best performer over the last 12 month period. The overall return in the city general obligation sector is misleading, however, as one credit skewed the returns to the upside. The City of Chicago was the largest and best performing issuer in the sector with a year return to date. We continue to view Chicago debt in a negative light, as we believe the City's pensions continue to be grossly underfunded. It is important to note that the Fund did not invest in any derivative products over the last 12 months.

The Fund's performance benefited from underweighting Puerto Rico bonds vs. the benchmark. Puerto Rico continued to hurt total returns, as the Commonwealth's deteriorating economic health along with the devastation of Hurricane Maria caused prices to decline further. We believe we will continue to see high amounts of volatility in Puerto Rico paper going forward. During the year the Fund eliminated all exposure to Puerto Rico, as it became clear the debt restructuring would take much longer than first anticipated. The primary objective of the Fund is to provide high levels of tax-exempt income and the decision to sell was based on the negative income consequences for the bonds going forward. With no clear picture on the debt restructuring and the massive devastation of Hurricane Maria, we feel any prior projections of recovery are only "guesstimates" and there is a high likelihood of bondholders seeing no income from the debt for the foreseeable future.

Although the high-yield municipal market produced very strong returns in the second and third quarters of 2017, the market has shown more weakness in the last two quarters. We believe the Federal Reserve (Fed) rate hikes, coupled with tax cuts and potential tariff talks, will result in higher rates moving forward. Fund inflows continued to be positive and lack of supply resulted in the selloff being more muted than it could have been. Moving forward we believe we will see limited liquidity in the bond market, for which the Fund is well positioned.

Duration and credit management

Funds with longer durations outperformed shorter duration funds if we exclude any potential price movements based on credit issues. Ivy Municipal High Income Fund had a modified adjusted duration of approximately 4.49 years vs. the Bloomberg Barclay's Municipal High Yield Index, which came in at 8.10 years. While a negative driver in the second and third quarter of 2017, at this time we feel a shorter duration is warranted as rates are at historic lows and spreads are at very tight levels. We believe the Fund will benefit over the long term as the Fed begins to more aggressively raise rates. While our primary goal for the Fund is high levels of tax-exempt income, we also want to protect investor's downside risk as rates rise.

While duration management is important for any asset class, credit selection is paramount when investing in a high-yield municipal bond fund. For the fiscal year ending March 30, 2018, the Fund has reduced exposure in non-rated bonds to below 35%. With non-rated bond spreads at record lows we feel it is prudent to own more liquid rated bonds in order to provide us the opportunity to exploit any credit widening. It is important to note that about 4% of the non-rated bonds we hold are pre-refunded which means that, although non-rated, these bonds are highly liquid. As long as current market conditions continue, we anticipate that the Fund will continue to hold over 9% of the portfolio in pre-refunded bonds as a source of additional liquidity moving forward. It is important to note that the book yields of most of these bonds are well north of 6 %, allowing us to maintain a strong and stable dividend.

Looking ahead

Going forward, we will look for opportunities in bonds with more defensive structures as interest rates continue to hover around historically low levels and credit spreads continue to be tight. We feel at this time it makes sense to keep a shorter duration than the benchmark, as we view the high yield municipal bond market as fully priced. In the near term, we believe volatility will continue, as the prospects of a U.S. vs. China trade war have created uncertainty for markets. Historically, tax cuts and the possibility of tariffs have resulted in higher levels of inflation and higher prices. These variables along with the Fed raising rates, albeit slowly, should result in continued higher yields over the near term. For these reasons we feel comfortable with the Fund's positioning and expect to see better relative performance going forward. It is important investors realize prudent managers seek to diversify across states and sectors and always limit the amount of exposure to those variables as well as any individual bond.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Waddell & Reed Advisors Municipal High Income Fund merged into Ivy Municipal High Income Fund on February 26, 2018.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes, and/or to take a directional position on interest rates.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, or is an index representative of the Ivy Municipal High Income Fund.

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.2%
Bonds	96.0%
Municipal Bonds	95.8%
Corporate Debt Securities	0.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	144/162	89
3 Year	117/134	87
5 Year	103/115	89

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	33.2%
AAA	0.2%
AA	1.4%
A	10.7%
BBB	20.9%
Non-Investment Grade	62.8%
BB	15.4%
B	11.2%
CCC	0.4%
Below CCC	0.0%
Non-rated	35.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	4.0%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MUNICIPAL HIGH INCOME FUND



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I(5)	Class N	Class Y(6)
1-year period ended 3-31-18	-1.12%	-1.39%	2.61%	3.56%	—	3.35%
5-year period ended 3-31-18	1.94%	1.87%	2.08%	3.01%	—	2.83%
10-year period ended 3-31-18	—	—	—	5.63%	—	—
Since Inception of Class through 3-31-18(7)	6.24%	6.02%	5.97%	—	2.07%	6.64%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

(6)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares, 7-5-17 for Class N shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS   IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Education Services – 0.2%		
1155 Island Avenue LLC (A)(I)(J) . . .	6,578	$ 1,842
TOTAL COMMON STOCKS – 0.2%		**$ 1,842**
(Cost: $1,074)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Education Services – 0.2%		
1155 Island Avenue LLC, 10.000%, 12-11-24 (A)	$ 289	289
1155 Island Avenue LLC (10.000% Cash or 12.500% PIK), 10.000%, 12-11-24 (A)(B)	2,960	2,960
		3,249
TOTAL CORPORATE DEBT SECURITIES – 0.2%		**$ 3,249**
(Cost: $2,918)		

MUNICIPAL BONDS	Principal	Value
Alabama – 2.8%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	1,000	1,099
AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9-15-33	9,000	9,260
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9-1-32	1,000	1,023
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37	8,485	8,498
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	10,470	12,401
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	6,000	7,340
		39,621
Alaska – 0.9%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	13,320	13,320
American Samoa – 0.7%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9-1-35	10,000	9,719
Arizona – 2.0%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 0.981%, 1-1-37 (C)	10,000	9,248

MUNICIPAL BONDS (Continued)	Principal	Value
Arizona (Continued)		
AZ Indl Dev Auth, Edu Rev and Rfdg Bonds (AZ Agribusiness & Equine Ctr, Inc. Proj), Ser 2017B, 5.000%, 3-1-42	$1,500	$ 1,507
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43	1,500	1,640
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-27	2,390	2,565
6.000%, 12-1-32	1,430	1,519
6.250%, 12-1-42	2,150	2,285
6.250%, 12-1-46	2,500	2,653
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42	5,500	6,421
		27,838
California – 11.2%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6-1-55 (D)	6,250	299
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A:		
5.000%, 7-1-41	1,750	1,804
5.000%, 7-1-46	1,670	1,715
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10-1-22	265	286
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9-1-30	2,040	2,118
CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11-15-31	750	911
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42	1,200	1,235
CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A:		
5.000%, 6-1-42	2,010	1,854
5.000%, 6-1-52	1,890	1,694
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch – Oblig Group), Ser 2017G:		
5.000%, 6-1-47	675	700
5.000%, 6-1-53	675	694
CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch – Oblig Group), Ser 2017, 5.000%, 6-1-47	1,500	1,622

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8-1-41	$ 1,500	$ 1,617
CA Sch Fin Auth, Edu Fac Rev Bonds (River Springs Charter Sch), Ser 2017A:		
5.000%, 7-1-47	1,975	2,037
5.000%, 7-1-52	1,000	1,024
CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.250%, 7-1-52	3,660	3,976
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45	4,000	3,059
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11-1-33	1,400	1,566
5.875%, 11-1-43	1,890	2,109
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A:		
5.000%, 12-1-46	3,000	3,177
5.250%, 12-1-56	2,500	2,681
CA Statewide Cmnty Dev Auth, Rfdg Rev Bonds (CA Baptist Univ), Ser 2017A, 5.000%, 11-1-41	1,000	1,085
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11-15-24	2,490	2,660
7.000%, 11-15-29	3,500	3,764
7.250%, 11-15-41	6,000	6,469
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40	1,500	1,669
CA Various Purp GO Bonds, 6.000%, 4-1-35	500	521
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9-15-40	5,000	5,452
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42	2,760	2,954
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1-15-53	2,800	2,802
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6-1-29	1,250	1,420
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1:		
5.000%, 6-1-33	2,245	2,247
5.125%, 6-1-47	14,000	14,000

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1 Sr Current Interest Bonds, 5.750%, 6-1-47	$ 4,680	$ 4,708
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35	6,265	7,114
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11-1-39	8,700	8,527
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11-1-29	2,000	2,155
6.000%, 11-1-41	3,000	3,315
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	2,500	2,795
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8-1-28	1,000	1,013
8.000%, 8-1-38	1,500	1,521
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12-1-26	1,400	1,643
8.000%, 12-1-31	9,400	10,785
7.500%, 12-1-41	4,000	4,485
San Diego, CA, Tob Stlmt Rev Funding Corp., Tob Stlmt Bonds, Ser 2018C, 4.000%, 6-1-32	1,000	1,013
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	7,000	7,840
Successor Agy to the Commerce Cmnty Dev Comsn, Tax Alloc Rfdg Bonds, Ser 2018A (Insured by AGM), 5.000%, 8-1-19	250	261
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	13,000	13,030
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6-1-46	6,650	6,659
		158,085
Colorado – 4.5%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10-1-40	2,000	2,000

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10-1-40	$10,325	$10,418
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40	5,000	5,313
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12-1-38	2,785	2,890
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12-1-38	1,090	1,135
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11-15-38	4,000	4,131
CO Edu and Cultural Fac Auth, Charter Sch Rev Dev and Rfdg Bonds (Windsor Charter Academy Proj), Ser 2016:		
3.875%, 9-1-26	570	559
5.000%, 9-1-36	1,000	1,006
5.000%, 9-1-46	1,390	1,393
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44	3,250	3,604
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6-1-32 (E)	2,610	1,839
7.000%, 6-1-42 (E)	3,665	2,575
7.125%, 6-1-47 (E)	3,000	2,106
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40	1,250	1,389
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1-1-37	1,000	1,037
CO Intl Ctr Metro Dist No. 3, GO Rfdg and Impvt Bonds, Ser 2016, 5.000%, 12-1-46	3,140	2,980
Green Gables Metro Dist No. 1, Ltd. Tax GO Bonds, Ser 2016A, 5.300%, 12-1-46	1,250	1,261
Leyden Rock Metro Dist No. 10 (Arvada, CO), Ltd. Tax GO Rfdg and Impvt Bonds, Ser 2016A, 5.000%, 12-1-45	1,250	1,275
Leyden Rock Metro Dist No. 10 (Arvada, CO), Ltd. Tax Subordinate GO Bonds, Ser 2016B, 7.250%, 12-15-45	500	494
Littleton Vlg Metro Dist No. 2, Ltd. Tax GO and Spl Rev Bonds, Ser 2015, 5.375%, 12-1-45	1,700	1,709

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38	$ 3,000	$ 4,177
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1-15-30	6,000	6,601
Sierra Ridge Metro Dist No. 2, Ltd. Tax GO Bonds, Ser 2016A, 5.500%, 12-1-46	1,500	1,539
Solaris Metro Dist No. 3, Ltd. Tax GO Rfdg Bonds, Ser 2016A, 5.000%, 12-1-46	1,880	1,941
		63,372
Connecticut – 0.2%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A:		
5.000%, 9-1-46	1,000	1,030
5.000%, 9-1-53	1,600	1,639
		2,669
District Of Columbia – 0.1%		
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10-1-44(D)	1,000	1,259
Florida – 4.2%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11-1-29	3,125	3,239
6.750%, 11-1-39	4,450	4,606
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2014A, 8.250%, 1-1-49(E)	3,000	2,466
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50(E)	645	582
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35(E)	555	527
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 6-15-32	2,600	2,758
6.000%, 9-15-40	10,000	10,415
6.125%, 6-15-43	6,500	6,795
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A:		
6.000%, 6-15-34	110	116
6.125%, 6-15-44	5,300	5,528
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35	2,000	2,110

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2018

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38	$ 1,890	$ 1,925
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	9,835	10,901
Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9-15-45	3,250	3,306
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40	2,000	2,207
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10-1-47	2,000	2,157
		59,638
Georgia – 1.7%		
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A:		
6.000%, 7-1-36	1,250	1,160
6.000%, 7-1-51	4,000	3,532
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1-1-46	15,000	14,266
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1-1-49	4,000	4,545
		23,503
Guam – 0.3%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12-1-30	1,400	1,447
6.875%, 12-1-40	3,500	3,624
		5,071
Hawaii – 0.2%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11-15-29	300	332
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5-15-42	2,000	2,032
		2,364
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7-1-40	1,000	1,028
6.250%, 7-1-45	550	564
		1,592

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois – 9.4%		
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2-15-24	$ 800	$ 801
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1-1-35	3,000	3,265
Chicago Multi-Fam Hsng, Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	8,960	7,973
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2015D, 5.000%, 1-1-46	2,000	2,212
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A: 5.750%, 1-1-39	1,000	1,103
Chicago O'Hare Intl Arpt, Sr Spl Fac Rev Bonds (Trips Oblig Group), Ser 2018, 5.000%, 7-1-48 (F)	1,000	1,095
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,933
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12-1-32	4,550	4,708
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4-1-44	5,000	5,246
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012:		
5.625%, 5-15-42	5,300	5,573
5.750%, 5-15-46	2,500	2,635
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,933
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11-1-38	2,565	2,647
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8-15-44	5,000	5,352
IL Fin Auth, Rev Rfdg Bonds (The Admiral at the Lake Proj), Ser 2017:		
5.250%, 5-15-42	5,000	4,993
5.250%, 5-15-54	5,000	4,896
IL GO Bonds, Ser 2017D, 5.000%, 11-1-26	10,000	10,461
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3-1-32	4,000	4,047
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3-1-32	3,500	3,538
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj), Ser 2011A, 7.000%, 7-1-41	6,000	6,100

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12-1-22	$ 3,615	$ 3,741
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3-1-23	4,320	4,344
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12-1-36	2,675	2,393
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11-15-40	1,100	1,148
7.375%, 11-15-45	1,500	1,569
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12-1-32	4,825	4,836
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A:		
5.750%, 12-1-35	2,705	2,711
5.625%, 12-1-41	7,365	7,154
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12-1-31	1,505	1,491
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10-1-36	11,900	12,633
		132,531
Indiana – 3.5%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11-15-27	1,575	1,727
7.000%, 11-15-32	2,000	2,165
7.125%, 11-15-42	7,500	8,085
7.125%, 11-15-47	5,750	6,186
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6-1-39	8,335	8,450
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7-15-27	5,170	5,647
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8-1-39	6,000	6,024
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2-1-30	2,000	2,114
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2-1-30	5,565	6,076

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND (in thousands)

MARCH 31, 2018

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana (Continued)		
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1-15-27	$ 1,315	$ 1,317
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, 4.000%, 1-15-32	2,600	2,450
		50,241
Iowa – 0.2%		
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6-1-36	2,425	2,568
Kansas – 1.3%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009:		
6.250%, 9-1-24	1,145	1,173
7.000%, 9-1-29	900	934
7.000%, 9-1-38	3,500	3,639
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009 (Bloomberg Fair Value Yield Index for the Qualified "A" Rated Municipal Index 5-Year Maturity plus 290 bps), 4.480%, 9-1-30 (C)	1,000	1,038
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37	7,500	8,050
Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016, 5.000%, 12-1-34	3,000	3,025
		17,859
Kentucky – 1.1%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	5,500	6,022
6.500%, 3-1-45	2,500	2,741
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7-1-49	4,000	4,405
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8-1-40	2,000	2,103
		15,271
Louisiana – 0.8%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45	5,000	5,122

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1-1-33	$ 1,000	$1,038
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7-1-39 (E)	13,547	136
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (E)	12,202	122
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7-1-39 (E)	1,977	20
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1-1-40	4,600	4,743
		11,181
Maine – 0.1%		
ME Fin Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2015R-2, 4.375%, 8-1-35	1,000	1,001
Maryland – 0.1%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,899
Massachusetts – 0.3%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7-1-42	4,000	4,453
Michigan – 2.8%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4-1-23	220	220
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12-1-20	3,090	3,173
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11-15-35	5,340	5,571
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10-1-31 (E)	2,000	780
7.450%, 10-1-41 (E)	3,000	1,170
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9-1-40	4,535	4,579

MUNICIPAL BONDS (Continued)	Principal	Value
Michigan (Continued)		
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12-1-30	$ 2,000	$ 2,000
6.500%, 12-1-40	3,000	3,021
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12-1-30	1,720	1,716
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42	7,600	7,672
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008C, 0.000%, 6-1-58 (D)	100,000	2,952
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6-1-22	3,635	3,635
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11-15-18	310	309
7.000%, 11-15-38	2,400	2,331
		39,129
Minnesota – 0.3%		
Minneapolis Hlth Care Sys, Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11-15-38	3,675	3,783
Missouri – 2.7%		
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12-1-29	665	666
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6-1-39	5,000	5,063
Branson, MO, Indl Dev Auth, Tax Incr Rfdg Rev Bonds (Branson Shoppes Redev Proj), Ser 2017A, 3.900%, 11-1-29	1,050	1,053
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12-1-31	675	439
6.125%, 12-1-36	875	569
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10-1-21	250	245
5.400%, 10-1-26	1,145	1,091
5.500%, 10-1-31	1,925	1,775
5.550%, 10-1-36	725	651
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10-1-30	1,500	1,580

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11-1-23	$ 1,225	$ 1,113
Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A, 5.250%, 5-15-50	4,000	4,234
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 0.000%, 4-1-55 (D)	4,290	751
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5-1-35	590	591
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6-1-20	580	601
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (D)	2,250	1,081
0.000%, 7-15-37 (D)	4,000	1,836
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (E)	1,250	306
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (E)	3,950	1,580
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 (E)	1,000	155
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29 (E)	2,185	1,398
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4-1-29	2,930	2,930
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32	8,735	8,738
		38,446
Nebraska – 0.8%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	8,000	8,721
5.000%, 9-1-42	2,000	2,160
		10,881
Nevada – 0.4%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45	$ 2,515	$ 2,544
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12-1-38	3,265	3,400
		5,944
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	2,300	2,504
New Jersey – 2.6%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6-15-26	1,000	1,080
5.000%, 6-15-28	1,000	1,076
5.000%, 6-15-29	500	537
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9-15-23	2,000	2,209
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A, 5.000%, 7-1-46	2,355	2,598
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A:		
5.000%, 6-1-29	1,300	1,304
5.000%, 6-1-41	23,480	23,479
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A Sr Current Int Bonds, 4.750%, 6-1-34	5,000	5,000
		37,283
New Mexico – 0.4%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42	4,750	5,092
New York – 5.0%		
Build NYC Res Corp., Rev Bonds (Albert Einstein Sch of Medicine, Inc. Proj), Ser 2015, 5.500%, 9-1-45	7,400	8,051
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM): 5.000%, 10-1-22	1,000	1,081
Glen Cove Local Econ Assistance Corp., Convertible Cap Apprec Rev Bonds (Garvies Point Pub Impvt Proj), Ser 2016C, 0.000%, 1-1-55 (D)	5,000	4,147
New York (Continued)		
MTA Hudson Rail Yards Trust Oblig, Ser 2016A, 5.000%, 11-15-56	$ 5,000	$ 5,446
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49	8,750	9,339
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49	2,905	3,100
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7-1-20	1,488	1,513
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49	10,664	1,813
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6-1-46	10,000	9,810
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6-1-51	1,000	1,046
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11-15-44	5,000	5,309
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46	17,275	17,363
Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B, 5.000%, 6-1-41	2,500	2,722
		70,740
North Carolina – 0.2%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1-1-39	1,520	1,594
NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C, 0.000%, 7-1-41 (D)	4,160	1,393
		2,987
Ohio – 1.9%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007, 5.125%, 6-1-24	3,000	2,941
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2, 5.875%, 6-1-47	5,000	4,944

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5-15-40	$ 2,470	$ 2,730
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2-15-48	5,000	5,230
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	4,000	4,375
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), Ser 2012, 6.000%, 12-1-42	3,750	4,067
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5-15-40	1,185	1,306
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5-15-28	735	737
		26,330
Oklahoma – 1.5%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11-15-25	3,385	3,385
6.000%, 11-15-38	12,045	12,044
OK Dev Fin Auth, Hlth Sys Rev Bonds (OU Medicine Proj), Ser 2018B:		
5.500%, 8-15-52	2,000	2,235
5.500%, 8-15-57	3,000	3,330
		20,994
Oregon – 0.7%		
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5-15-42	1,900	2,062
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9-1-30	885	959
6.375%, 9-1-40	1,750	1,936
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30	5,000	5,526
		10,483
Pennsylvania – 5.3%		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1-1-45	5,000	5,221
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1-1-41	3,000	3,093

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40	$ 14,715	$ 13,117
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7-1-43	5,000	5,061
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7-1-43	2,530	2,761
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7-1-21	1,000	1,074
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 6.375%, 12-1-38	16,000	19,772
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11-15-40	1,000	1,034
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12-15-36	6,000	6,674
7.625%, 12-15-41	6,925	7,803
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12-15-41	3,500	3,879
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8-1-40	755	803
Scranton-Lackawanna Hlth and Welfare Auth, Univ Rev Bonds (Marywood Univ Proj), Ser 2016, 5.000%, 6-1-46	4,265	4,285
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7-1-12 (E)	1,920	355
7.350%, 7-1-22 (E)	3,400	629
		75,561
Rhode Island – 0.4%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6-1-50	5,000	5,154
South Carolina – 0.5%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1-1-34	1,550	1,716

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina (Continued)		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	$ 5,000	$ 5,467
		7,183
Tennessee – 0.2%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40	3,000	3,388
Texas – 16.4%		
Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A:		
4.375%, 8-15-36	640	632
4.625%, 8-15-46	1,250	1,250
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8-15-36	4,585	4,498
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	1,750	1,915
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	3,150	3,367
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3-1-33	4,000	4,277
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (D)	2,500	1,198
0.000%, 1-1-40 (D)	2,000	798
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A, 5.000%, 1-1-45	4,000	4,394
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1-1-46	2,000	2,193
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1-1-33	6,000	6,513
5.000%, 1-1-42	3,000	3,225
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11-1-45	13,500	14,247
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11-1-44	5,000	5,474
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4-1-53	15,000	16,943
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9-1-29	120	131
9.000%, 9-1-38	4,110	4,516

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8-15-28	$5,000	$5,352
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2-15-33	2,000	2,004
6.000%, 2-15-38	1,850	1,853
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5-15-41	3,800	4,358
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7-1-25	1,000	1,092
5.000%, 7-1-26	2,680	2,925
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8-15-38	7,380	7,651
La Vernia Higher Edu Fin Corp., Edu Rev Bonds (KIPP, Inc.), Ser 2009A, 6.375%, 8-15-44	4,000	4,248
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12-1-24	4,540	4,549
New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A, 5.000%, 8-15-46	6,000	5,928
New Hope Cultural Edu Fac Fin Corp., TX Ret Fac Rev Bonds (Carillon Lifecare Cmnty Proj), Ser 2016:		
5.000%, 7-1-36	1,250	1,284
5.000%, 7-1-46	2,000	2,036
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (D)	5,000	5,491
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1-1-39	2,000	2,251
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8-15-29	1,250	1,326
6.500%, 8-15-39	2,000	2,127
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38 (E)	17,870	4,289
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6-1-29	425	451
7.750%, 6-1-39	1,200	1,283
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016, 5.000%, 5-15-45	6,650	6,924

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckner Sr Living – Ventana Proj), Ser 2017A:		
6.750%, 11-15-47	$ 1,000	$ 1,114
6.750%, 11-15-52	2,500	2,774
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
4.625%, 11-15-41	2,500	1,750
4.875%, 11-15-48	5,750	4,025
5.000%, 11-15-55	7,000	4,900
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32	4,000	4,368
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-32	3,500	3,918
7.500%, 6-30-33	2,700	3,016
7.000%, 6-30-40	14,000	15,452
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	17,750	19,184
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40	5,000	5,476
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	16,445	17,971
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34	5,000	5,579
		232,520
Utah – 0.5%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6-1-37	2,000	2,013
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30	1,015	1,082
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7-15-45	2,100	2,234
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40	2,160	2,222
		7,551

MUNICIPAL BONDS (Continued)	Principal	Value
Vermont – 0.1%		
Vermont Econ Dev Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2013, 4.625%, 4-1-36	$ 1,000	$ 1,000
Virgin Islands – 0.2%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10-1-37	4,635	3,163
Virginia – 3.0%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A, 2.000%, 10-1-48	2,248	168
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7-1-38	5,065	5,286
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7-1-19	240	249
7.500%, 7-1-29	25	26
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9-1-41	2,779	1,675
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9-1-41 (D)	821	42
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (D)	859	521
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36	4,300	4,706
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34	4,590	4,928
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	8,265	9,256
5.500%, 1-1-42	11,000	12,033
VA Small Business Fin Auth, Tax-Exempt Sr Lien Private Activity Rev Bonds (Transform 66 P3 Proj), Ser 2017, 5.000%, 12-31-56	4,000	4,335
		43,225
Washington – 0.9%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21	2,490	2,503
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7-1-24	795	834

MARCH 31, 2018

MUNICIPAL BONDS (Continued)	Principal	Value
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3-1-38	$ 4,100	$ 4,309
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49	5,000	5,840
		13,486
West Virginia – 0.3%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37	5,000	5,024
Wisconsin – 2.8%		
Pub Fin Auth, Edu Rev Bonds (NC Charter Edu Fndtn Proj), Ser 2016A:		
5.000%, 6-15-36	4,000	3,789
5.000%, 6-15-46	6,000	5,515
Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12-1-39	8,000	7,377
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7-1-42	8,500	9,019
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6-1-35	2,220	2,424
6.125%, 6-1-39	1,000	1,092
WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46	4,000	3,882
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	6,000	5,916
		39,014
TOTAL MUNICIPAL BONDS – 95.8%		**$1,355,920**
(Cost: $1,343,901)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 0.4%		
BorgWarner, Inc., 2.131%, 4-3-18	$6,000	$5,998
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (H)	1,365	1,365
Municipal Obligations – 2.5%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (H)	1,100	1,100
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.660%, 4-7-18 (H)	3,190	3,190
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.570%, 4-7-18 (H)	900	900
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.750%, 4-1-18 (H)	5,060	5,060
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.) (BVAL plus 24 bps), 1.530%, 4-7-18 (H)	1,500	1,500
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps), 1.610%, 4-7-18 (H)	1,600	1,600

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.) (BVAL plus 20 bps), 1.850%, 4-7-18 (H)	$11,100	$ 11,100
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Markham Gardens Apt), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps), 1.560%, 4-7-18 (H)	2,000	2,000
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Spring Creek Apt I and II), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps), 1.560%, 4-7-18 (H)	1,000	1,000
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.650%, 4-7-18 (H)	1,900	1,900
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.700%, 4-1-18 (H)	425	425
University of California (1-Month U.S. LIBOR plus 8 bps), 1.780%, 4-7-18 (H)	5,175	5,175
		34,950
TOTAL SHORT-TERM SECURITIES – 3.0%		$ 42,313
(Cost: $42,314)		
TOTAL INVESTMENT SECURITIES – 99.2%		$1,403,324
(Cost: $1,390,207)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.8%		10,932
NET ASSETS – 100.0%		$1,414,256

Notes to Schedule of Investments

(A) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(B) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Zero coupon bond.

(E) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F) Purchased on a when-issued basis with settlement subsequent to March 31, 2018.

(G)Rate shown is the yield to maturity at March 31, 2018.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(I)Securities whose value was determined using significant unobservable inputs.

(J)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$1,842
Corporate Debt Securities	—	3,249	—
Municipal Bonds	—	1,355,920	—
Short-Term Securities	—	42,313	—
Total	$ —	$ 1,401,482	$1,842

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
BVAL = Bloomberg Valuation Benchmark Curve
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind

(UNAUDITED)



Kenneth G. Gau



Scott R. Sullivan

Below, Kenneth G. Gau and Scott R. Sullivan, co-portfolio managers of Ivy Small Cap Core Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Gau has managed the Fund since 2014, and has 24 years of industry experience. Mr. Sullivan assumed co-manager responsibilities in 2017 and he has 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Small Call Core Fund (Class A shares at net asset value)	5.97%
Ivy Small Call Core Fund (Class A shares including sales charges)	-0.14%

Benchmark(s) and/or Lipper Category

Russell 2000 Index (Generally reflects the performance of small-company value style stocks)	11.79%
Lipper Small-Cap Core Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	9.31%

Please note that Fund returns include all applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key factors, contributors and detractors

The Russell 2000 Index, the Fund's benchmark, capped off another solid year of performance, returning just under a 12% gain for the fiscal year ending March 31, 2018. Aside from this nice appreciation, we believe the year will be remembered for two factors. First, was the narrowness of leadership as only three sectors outperformed the benchmark: health care, technology and industrials, with health care and technology as the clear leaders for the period. Secondly, the inflection in volatility was also notable as the first three quarters of the year were at record lows, while the fourth quarter saw a rather abrupt shift to levels more in-line with historical norms. Similar to last fiscal year, 2018 proved to be another challenging year for active managers in the small-cap core category as only 23.3% outperformed. Unfortunately, we were not one of them this year. (The average manager underperformed by 250 basis points, or bps, per Jefferies, and we underperformed by roughly twice this margin.)

Reviewing our performance throughout the year, we more or less mirrored the average active manager through the first three quarters where we slightly underperformed in first and second quarters, and outperformed in third quarter, but experienced our greatest divergence with our peer group and our benchmark in the fourth quarter. While sector allocation did not help performance in the fourth quarter, the primary driver of the shortfall was driven by poor stock selection (allocation was roughly 20% of the shortfall for fourth quarter.) What made the fourth quarter particularly difficult was that we not only struggled at the top of the portfolio, but that our missteps had fewer offsets and generally we lacked some big winners.

Across the 11 sectors in our index we had positive performance attribution in five with health care, industrials, and telecommunications being the top performing, and negative attribution in six, with consumer discretionary with the worst performance, followed by consumer staples, and financials.

In terms of individual stock performance, we had five stocks that contributed greater than 25 bps to performance and none greater than 50 bps. In terms of detractors we had six that were greater than 25 bps, five of which were greater than 50 bps. A number of the bigger detractors also were found at the top of the portfolio, where the top 10 served as roughly a 160 bps headwind to performance in the quarter.

While we were frustrated by our results in 2018, we remain consistent and committed to our process. As always, we look to learn from all of our wins and losses, but do not believe that our overall approach is in any way altered. We fully expect the success we have exhibited in prior periods to re-emerge, but also fully recognize with a more concentrated product that periods like these can happen.

Outlook

Heading into the remainder of 2018, we believe that lower than normal volatility and consistent returns that seemed to define calendar year 2017 (and the first three quarters of the Fund's fiscal year) are more likely in the rear view mirror. This does not mean that general markets cannot rise; they very well might. We just believe that the relative upside in the market is more moderate at this stage of the economic cycle and individual securities could see greater intra-sector volatility. These observations would not seem out of character considering that we are nine years into this cycle, the market is not particularly inexpensive after a long run, there is unconventional leader in the oval office and many economic and sentiment indicators are near record highs. If this assessment is correct, greater volatility and dispersion should be welcomed by the active management community as it should be advantageous for stock pickers. With that said, this newly found volatility will also need to be understood by investors who have grown accustomed to a more consistent and positive return stream. Regardless of how the market finishes in 2018, we remain consistent and committed to the Fund's process of identifying quality underappreciated companies, and believe we have good balance in the Fund's construction that should stand to perform well versus our peers and benchmark regardless of the environment over time.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap growth and value stocks may carry more risk than investing in stocks of larger, more well-established companies. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general. Value stocks are stocks of companies that may have experienced adverse developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's managers, undervalued. Such security may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Small Cap Core Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.8%
Information Technology	19.8%
Consumer Discretionary	14.4%
Health Care	13.6%
Financials	13.3%
Industrials	12.3%
Materials	6.4%
Consumer Staples	5.8%
Telecommunication Services	3.1%
Energy	2.8%
Real Estate	2.7%
Utilities	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.2%

Lipper Rankings

Category: Lipper Small-Cap Core Funds	Rank	Percentile
1 Year	823/991	83
3 Year	181/812	23
5 Year	343/697	50
10 Year	190/512	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Visteon Corp.	Consumer Discretionary	Auto Parts & Equipment
Invacare Corp.	Health Care	Health Care Equipment
Webster Financial Corp.	Financials	Regional Banks
Tableau Software, Inc., Class A	Information Technology	Systems Software
Cabot Corp.	Materials	Commodity Chemicals
Vonage Holdings Corp.	Telecommunication Services	Alternative Carriers
Laredo Petroleum Holdings, Inc.	Energy	Oil & Gas Exploration & Production
Novanta, Inc.	Information Technology	Electronic Equipment & Instruments
Saia, Inc.	Industrials	Trucking
Red Rock Resorts, Inc., Class A	Consumer Discretionary	Casinos & Gaming

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Small Cap Core Fund, Class A Shares[1]	$23,956
Russell 2000 Total Return Index	$25,565

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-18	-0.14%	0.91%	5.21%	3.51%	6.29%	6.45%	5.69%	—	6.00%
5-year period ended 3-31-18	9.30%	9.40%	9.84%	10.39%	11.05%	—	10.40%	—	10.77%
10-year period ended 3-31-18	9.13%	8.83%	8.99%	9.94%	10.34%	—	—	—	10.05%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	10.06%	12.41%	1.71%	—

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) 7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.7%		
Boot Barn Holdings, Inc. (A)	605	$ 10,722
Apparel, Accessories & Luxury Goods – 0.8%		
G-III Apparel Group Ltd. (A)	127	4,782
Auto Parts & Equipment – 4.8%		
Visteon Corp. (A)	270	29,716
Casinos & Gaming – 2.3%		
Red Rock Resorts, Inc., Class A	501	14,655
Movies & Entertainment – 1.5%		
World Wrestling Entertainment, Inc., Class A	258	9,301
Restaurants – 3.3%		
Jack in the Box, Inc.	130	11,101
Papa John's International, Inc.	169	9,701
		20,802
Total Consumer Discretionary – 14.4%		89,978
Consumer Staples		
Packaged Foods & Meats – 3.8%		
Nomad Foods Ltd. (A)	576	9,067
Post Holdings, Inc. (A)	191	14,463
		23,530
Soft Drinks – 2.0%		
Coca-Cola Bottling Co. Consolidated	72	12,505
Total Consumer Staples – 5.8%		36,035
Energy		
Oil & Gas Exploration & Production – 2.8%		
Laredo Petroleum Holdings, Inc. (A)	2,007	17,484
Total Energy – 2.8%		17,484
Financials		
Multi-Line Insurance – 1.4%		
Kemper Corp.	156	8,917
Property & Casualty Insurance – 1.5%		
Old Republic International Corp.	426	9,133
Regional Banks – 10.4%		
Chemical Financial Corp.	215	11,782
FCB Financial Holdings, Inc., Class A (A)	79	4,027
Pinnacle Financial Partners, Inc.	161	10,324
Webster Financial Corp.	447	24,757
Western Alliance Bancorp. (A)	251	14,576
		65,466
Total Financials – 13.3%		83,516

COMMON STOCKS (Continued)	Shares	Value
Health Care		
Health Care Equipment – 5.7%		
Insulet Corp. (A)	125	$ 10,812
Invacare Corp.	1,447	25,176
		35,988
Health Care Facilities – 1.6%		
HealthSouth Corp.	180	10,268
Health Care Services – 2.3%		
Tivity Health, Inc. (A)	359	14,226
Health Care Supplies – 2.1%		
ICU Medical, Inc. (A)	51	12,847
Health Care Technology – 1.9%		
Evolent Health, Inc., Class A (A)	612	8,727
Omnicell, Inc. (A)	77	3,344
		12,071
Total Health Care – 13.6%		85,400
Industrials		
Aerospace & Defense – 2.0%		
Cubic Corp.	91	5,762
Curtiss-Wright Corp.	50	6,780
		12,542
Industrial Machinery – 6.7%		
ITT, Inc.	245	12,005
RBC Bearings, Inc. (A)	67	8,259
Rexnord Corp. (A)	235	6,983
Woodward, Inc.	204	14,603
		41,850
Office Services & Supplies – 1.3%		
MSA Safety, Inc.	96	7,983
Trucking – 2.3%		
Saia, Inc. (A)	196	14,747
Total Industrials – 12.3%		77,122
Information Technology		
Application Software – 1.7%		
Everbridge, Inc. (A)	300	10,991
Electronic Components – 2.1%		
Belden CDT, Inc.	192	13,230
Electronic Equipment & Instruments – 4.8%		
FLIR Systems, Inc.	279	13,973
Novanta, Inc. (A)	312	16,262
		30,235
Home Entertainment Software – 1.2%		
Zynga, Inc. (A)	1,982	7,253

COMMON STOCKS (Continued)	Shares	Value
Internet Software & Services – 1.9%		
Q2 Holdings, Inc. (A)	260	$ 11,827
Semiconductors – 1.3%		
Integrated Device Technology, Inc. (A)	258	7,875
Systems Software – 5.6%		
PROS Holdings, Inc. (A)	327	10,803
Tableau Software, Inc., Class A (A)	304	24,579
		35,382
Technology Distributors – 1.2%		
Avnet, Inc.	175	7,312
Total Information Technology – 19.8%		124,105
Materials		
Aluminum – 0.8%		
Constellium N.V., Class A (A)	454	4,926
Commodity Chemicals – 5.1%		
Cabot Corp.	387	21,540
Orion Engineered Carbons S.A.	375	10,155
		31,695
Gold – 0.5%		
Yamana Gold, Inc.	1,235	3,408
Total Materials – 6.4%		40,029
Real Estate		
Hotel & Resort REITs – 1.2%		
RLJ Lodging Trust	396	7,693
Industrial REITs – 1.5%		
First Industrial Realty Trust, Inc.	157	4,578
STAG Industrial, Inc.	198	4,729
		9,307
Total Real Estate – 2.7%		17,000
Telecommunication Services		
Alternative Carriers – 3.1%		
Vonage Holdings Corp. (A)	1,844	19,644
Total Telecommunication Services – 3.1%		19,644
Utilities		
Electric Utilities – 0.8%		
ALLETE, Inc.	74	5,310
Water Utilities – 0.8%		
Aqua America, Inc.	147	5,021
Total Utilities – 1.6%		10,331
TOTAL COMMON STOCKS – 95.8%		$600,644
(Cost: $536,789)		

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

MARCH 31, 2018

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.9%		
BorgWarner, Inc., 2.131%, 4-3-18	$4,000	$3,999
Wisconsin Gas LLC, 1.711%, 4-5-18	1,400	1,399
		5,398
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (C)	2,218	2,218
Municipal Obligations – 2.6%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.) (BVAL plus 7 bps), 1.450%, 4-7-18 (C)	4,500	4,500
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (C)	$10,000	$10,000
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.600%, 4-7-18 (C)	2,000	2,000
		16,500
TOTAL SHORT-TERM SECURITIES – 3.9%		$ 24,116
(Cost: $24,117)		

	Value
TOTAL INVESTMENT SECURITIES – 99.7%	$624,760
(Cost: $560,906)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%	2,133
NET ASSETS – 100.0%	$626,893

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2018.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$600,644	$ —	$ —
Short-Term Securities	—	24,116	—
Total	$600,644	$24,116	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Timothy J. Miller



Kenneth G. McQuade



Brad Halverson

Below, Timothy J. Miller, CFA, Kenneth G. McQuade and Bradley P. Halverson, CFA co-portfolio managers of Ivy Small Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Miller has managed the Fund since 2010 and has 39 years of investment experience. Mr. Halverson and Mr. McQuade assumed co-manager responsibility in October 2016. Mr. McQuade has 22 years of industry experience and Mr. Halverson has 16 years of industry experience

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Small Cap Growth Fund (Class A shares at net asset value)	20.69%
Ivy Small Cap Growth Fund (Class A shares including sales charges)	13.76%

Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	18.63%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	19.99%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

The small capitalization market generated strong returns for investors during the fiscal year ended March 31, 2018. Small-cap growth in particular was a leading performer in the marketplace, outperforming small-cap value and the broader S&P 500 Index for the measurement period.

The trend was generally upward for the period with some volatility at the end of the fiscal year in reaction to concerns over trade with China. Fiscal and monetary policy issues were prevalent throughout the measurement period. On the monetary side, the Federal Reserve raised interest rates by 25 basis points on four different occasions starting with a hike in March 2017 to 0.875% for the

Federal Funds Target Rate and ending the fiscal year at 1.625%. These moves, along with the impact of an accelerating economy, finally pushed the closely watched 10-year Treasury rate from a range of 2.00-2.40% to a breakout at 2.70-2.90%.

Similarly, on the fiscal front, the big news during calendar 2017 was the passage of the tax bill that lowered corporate and individual tax rates and incentivized repatriation of foreign earnings back to the U.S. The net effect of these and other moves has been acceleration in real gross domestic product growth and strengthening economic metrics across the board. Payroll numbers improved, unemployment dropped to cycle lows. The ISM manufacturing index rose from an already healthy 56 level to the high 50s, and consumer spending trends improved leading to a successful holiday selling season. The impact on inflation data remained somewhat muted, hence the backdrop for a strong earnings year and good stock performance.

Contributors and detractors

For the 12-month period ended March 31, 2018, the Fund outperformed the Russell 2000 Growth Index (the Fund's benchmark) and its peer group. Over the measurement period, the Fund outperformed the benchmark three of the four quarters. As is typical for the Fund, stock selection was the principal source of outperformance and more than compensated for a modest sector allocation drag. During the fiscal year, strong stock selection drove outperformance in six of the major sectors. The biggest contributors in aggregate were technology, consumer discretionary, industrials and materials. The macro environment previously discussed was supportive of a risk-on environment as well as a cyclical recovery theme hence the large gains from industries such as software, biotechnology, internet, retail and apparel, trucking and aerospace/defense. The biotech space tends to be a recurring challenge for the Fund in these environments as it is a significant weighting in the benchmark yet highly speculative at the individual stock level. Accordingly, the Fund lagged in the health care sector and also lagged in the energy sector. On a three-year basis, Fund performance remains ahead of the benchmark and its peer group.

The technology sector is both the largest weighting in the portfolio and the largest contributor to outperformance for the year, mainly as a result of significant outperformance of software and internet services stocks. The portfolio has historically been overweight technology, and particularly these industries, because of the sizable addressable market opportunities, sustainable growth profiles and attractive, recurring business models – all key tenets of the Fund stock selection process.

At the early part of the fiscal year, the technology sector was recovering from the brief, but noteworthy rotation away from secular growth themes toward more cyclical "Trump Trade" stocks in late 2016 and early 2017. As the year progressed, economic momentum became more evident as companies accelerated their adoption of shifts to Cloud technologies, automation and software powering these trends. Stock selection across the sector was robust, but several names were notable contributors during the fiscal year, including Paycom Software, HubSpot, Five9 and Proofpoint. Paycom Software, a core holding and leading provider of software-as-a-service (SaaS) payroll, has produced consistent growth and remarkable profitability. HubSpot, a leading software provider automating marketing and sales motion for small businesses, has introduced new products and become increasingly important to an expanding customer base. The call center software market is large and Five9 has executed well, driving sustained growth and notable margin expansion. Finally, Proofpoint, the undisputed leader in SaaS email security, continues to grow at a high rate while introducing relevant product offerings and delivering higher levels of cash flow and profitability.

The consumer discretionary sector represents about 16-17% of the Fund and encompasses many different industries including retail, restaurants, leisure, autos, hotels and consumer-based internet. The Fund has been overweight the hotel and restaurant groups as well as retail, distributors and household durables. The focus companies tend to be those with leading defensible market positions in large, growing marketplaces. Most of the companies in this sector are the more established core positions that generate attractive returns on capital for shareholders. The best performance last fiscal year came from the hotel and restaurant group, with contributors including Wingstop, Hilton Grand Vacations, Vail Resorts (no longer a holding) and Texas Roadhouse — all companies exhibiting the above-mentioned characteristics. Other important contributors last fiscal year were Burlington Stores, Five Below and Ollies Bargain Outlet in the retail sector. These companies serve middle- to lower-income consumers who are benefiting from high employment levels and recently reduced tax rates.

Finally, in the distribution industry, Pool Corp. has been a juggernaut for the Fund as this company dominates the market for pool equipment distribution with its high recurring maintenance flow, which has been sheltered from online competition. Looking forward, the macro environment remains quite good for the domestic consumer, so the Fund will likely remain overweight the sector. The e-commerce online revolution is transforming many industries in the consumer discretionary sector and we are attempting to navigate through this transition by focusing on companies that either gain from the secular changes or survive and prosper as their less-advantaged competitors succumb to the changes. The consumer has disposable funds ready to spend and there are many companies in this sector that should prosper.

The industrials sector represents nearly 20% of the Fund and was another major contributor to outperformance last fiscal year. Leading the charge were two larger transport companies who are benefiting from tightness in trucking industry supply at a time that economic activity, i.e. demand, is rising. XPO Logistics and Knight Transportation are both the strongest operators in the space and each delivered exceptional gains during the fiscal year. Knight's acquisition of Swift Transportation proved to be very timely given the environment, and the integration has so far gone very well. XPO is a diversified logistics company who, among other areas, dominates the home delivery market for bulk goods — thereby benefiting from a surging online marketplace. Outside of transports, Mercury Systems, John Bean Technologies and Watsco, Inc. were also significant contributors for the fiscal year.

Health care captured headlines throughout the fiscal year from high-profile merger announcements to policy moves out of Washington. A series of bills to repeal and replace the Affordable Care Act (ACA) were introduced with heated debate yet none made it through Congress. However, the sweeping tax reform also included the elimination of the ACA's individual mandate, which effectively eliminated the requirement and penalty of people to have health insurance. The reduced threat of government purchasing power, reimbursement stabilization and multiple funding bills including the Chronic Care Act and the Cures Act along with a positive risk-on market environment boosted health care to become the strongest performing major industry sector for the measurement period. Biotechs and pharmaceuticals were clear leaders with both producing more than 30% of performance. The Fund participates in the biotech/pharma group via a swap position that mimics the segment returns of the benchmark. The biotech swap was a significant positive contributor to the Fund for the fiscal year. The Fund invests in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities. Such investments involve additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived. Almost all other health care segments produced strong positive absolute returns for the Fund even though most everything couldn't keep up with biotech/pharma. AMN Healthcare Services, Teladoc, Inc. and Inogen, Inc. are examples of big contributors to the Fund over the fiscal year. AMN Healthcare Services is a leading health staffing agency that benefited from the severe nurse and doctor shortage in the U.S. Teladoc is the leading telehealth provider that capitalized on the trend to the more efficient practice of medicine to ambulatory and home settings. Inogen is a leading manufacturer of portable oxygen concentrators that showed continued success taking share from antiquated oxygen tanks. Innovation, a more lenient Food and Drug Adminstration and the managed care industry's seriousness in moving patient care to more efficient and effective environments are some of the themes we will monitor during ongoing health care stock selection.

Financials and energy are relatively small weightings in the portfolio. Financials were a modest positive for the fiscal year led by an extraordinary gain by Lending Tree offset by a small drag from Home Bancshares. The Fund remains overweight growth banks, which are just beginning to gain some traction in the market as interest rates have moved up while economic growth and loan growth remain healthy. Energy has been a confusing group as those stocks have not responded to rising oil prices and the likelihood of that situation sustaining. We're confident in the execution and financial performance of our exploration and production and oil service companies and they currently represent a classic "out-of-favor" status in the portfolio. Sentiment for the group should eventually be restored as these companies offer the potential to deliver strong results in 2018.

Outlook

In summary, the Fund remains disciplined with its growth stock selection process and is currently favoring companies in the software and services industries of technology, retail and hotel/restaurant positions in the consumer sectors, and a diversified group of companies in the industrial growth sector. These remain the largest weights in the portfolio, closely followed by health care (including the biotech swap). We will continue to closely monitor the potential impact of trade issues on the risk appetite of the market as well as the fundamental impact on our companies. There currently doesn't appear to be significant exposure to this issue in the Fund, and we are confident in the growth performance of our companies.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The Fund may invest in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.0%
Information Technology	26.9%
Industrials	19.4%
Health Care	17.2%
Consumer Discretionary	16.6%
Financials	7.9%
Energy	3.8%
Materials	1.7%
Consumer Staples	0.9%
Real Estate	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.0%

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	238/549	44
3 Year	100/479	21
5 Year	164/439	38
10 Year	53/333	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
AMN Healthcare Services, Inc.	Health Care	Health Care Services
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
XPO Logistics, Inc.	Industrials	Air Freight & Logistics
Beacon Roofing Supply, Inc.	Industrials	Trading Companies & Distributors
Burlington Stores, Inc.	Consumer Discretionary	Apparel Retail
John Bean Technologies Corp.	Industrials	Industrial Machinery
Dycom Industries, Inc.	Industrials	Construction & Engineering
Paycom Software, Inc.	Information Technology	Application Software

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY SMALL CAP GROWTH FUND

(UNAUDITED)



Ivy Small Cap Growth Fund, Class A Shares[1]		$29,414
Russell 2000 Growth Index		$28,270

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-18	13.76%	15.67%	19.82%	17.65%	21.04%	21.25%	20.29%	—	20.75%
5-year period ended 3-31-18	11.44%	11.66%	12.04%	12.13%	13.17%	—	12.49%	—	12.89%
10-year period ended 3-31-18	11.39%	11.17%	11.32%	11.72%	12.53%	—	11.88%	—	12.25%
Since Inception of Class through 3-31-18[5]	—	—	—	—	—	13.36%	—	11.41%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

190 ANNUAL REPORT 2018

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 3.3%		
Burlington Stores, Inc. (A)	308	$ 41,063
Caleres, Inc.	548	18,413
Children's Place Retail Stores, Inc. (The)	88	11,889
		71,365
Auto Parts & Equipment – 1.0%		
Visteon Corp. (A)	200	22,030
Broadcasting – 0.8%		
Nexstar Broadcasting Group, Inc.	259	17,230
Distributors – 1.8%		
Pool Corp.	274	40,004
General Merchandise Stores – 1.2%		
Ollie's Bargain Outlet Holdings, Inc. (A)	418	25,206
Homebuilding – 1.7%		
Installed Building Products, Inc. (A)	626	37,564
Homefurnishing Retail – 1.1%		
At Home Group, Inc. (A)	727	23,303
Hotels, Resorts & Cruise Lines – 1.5%		
Hilton Grand Vacations, Inc. (A)	779	33,508
Restaurants – 3.2%		
Dave & Buster's Entertainment, Inc. (A)	52	2,176
Texas Roadhouse, Inc., Class A	579	33,430
Wingstop, Inc.	697	32,906
		68,512
Specialty Stores – 1.0%		
Five Below, Inc. (A)	293	21,474
Total Consumer Discretionary – 16.6%		360,196
Consumer Staples		
Food Retail – 0.9%		
Sprouts Farmers Market, Inc. (A)	830	19,487
Total Consumer Staples – 0.9%		19,487
Energy		
Oil & Gas Equipment & Services – 1.7%		
Keane Group, Inc. (A)	1,166	17,255
RPC, Inc.	1,071	19,310
		36,565
Oil & Gas Exploration & Production – 2.1%		
Centennial Resource Development, Inc., Class A (A)	1,287	23,623
Matador Resources Co. (A)	346	10,337
Petroleum Development Corp. (A)	257	12,586
		46,546
Total Energy – 3.8%		83,111
Financials		
Investment Banking & Brokerage – 1.9%		
Evercore Partners, Inc.	229	$ 19,969
LPL Investment Holdings, Inc.	328	20,025
		39,994
Regional Banks – 5.5%		
Ameris Bancorp	492	26,032
Heritage Financial Corp.	419	12,812
Home BancShares, Inc.	1,055	24,063
SVB Financial Group (A)	83	20,031
Western Alliance Bancorp. (A)	637	36,999
		119,937
Thrifts & Mortgage Finance – 0.5%		
LendingTree, Inc. (A)	34	11,124
Total Financials – 7.9%		171,055
Health Care		
Health Care Equipment – 7.4%		
Inogen, Inc. (A)	211	25,895
iRhythm Technologies, Inc. (A)	334	21,043
K2M Group Holdings, Inc. (A)	1,316	24,930
Nevro Corp. (A)	316	27,365
NovoCure Ltd. (A)	915	19,939
Penumbra, Inc. (A)	225	25,978
Tactile Systems Technology, Inc. (A)	504	16,031
		161,181
Health Care Facilities – 1.3%		
Acadia Healthcare Co., Inc. (A)	736	28,829
Health Care Services – 6.2%		
AMN Healthcare Services, Inc. (A)	1,087	61,683
Envision Healthcare Holdings, Inc. (A)	377	14,496
LHC Group, Inc. (A)	353	21,749
Teladoc, Inc. (A)	911	36,707
		134,635
Managed Health Care – 1.6%		
HealthEquity, Inc. (A)	563	34,102
Pharmaceuticals – 0.7%		
Aerie Pharmaceuticals, Inc. (A)	178	9,644
OptiNose, Inc. (A)	226	4,516
		14,160
Total Health Care – 17.2%		372,907
Industrials		
Aerospace & Defense – 2.4%		
Mercury Computer Systems, Inc. (A)	1,066	51,490
Air Freight & Logistics – 2.9%		
Air Transport Services Group, Inc. (A)	798	$ 18,602
XPO Logistics, Inc. (A)	433	44,114
		62,716
Construction & Engineering – 1.9%		
Dycom Industries, Inc. (A)	373	40,157
Diversified Support Services – 0.7%		
Healthcare Services Group, Inc.	367	15,948
Industrial Machinery – 5.4%		
John Bean Technologies Corp.	357	40,472
RBC Bearings, Inc. (A)	179	22,215
Timken Co. (The)	522	23,822
Woodward, Inc.	425	30,463
		116,972
Security & Alarm Services – 1.2%		
Brink's Co. (The)	368	26,264
Trading Companies & Distributors – 3.6%		
Beacon Roofing Supply, Inc. (A)	791	41,966
Watsco, Inc.	197	35,617
		77,583
Trucking – 1.3%		
Knight Transportation, Inc.	617	28,370
Total Industrials – 19.4%		419,500
Information Technology		
Application Software – 10.5%		
Ellie Mae, Inc. (A)	218	20,043
Globant S.A. (A)	446	23,002
HubSpot, Inc. (A)	314	34,006
Paycom Software, Inc. (A)	374	40,132
Tyler Technologies, Inc. (A)	143	30,125
Ultimate Software Group, Inc. (The) (A)(B)	187	45,654
Zendesk, Inc. (A)	739	35,381
		228,343
Internet Software & Services – 6.0%		
Apptio, Inc., Class A (A)	509	14,436
Envestnet, Inc. (A)	361	20,674
Five9, Inc. (A)	1,049	31,238
Mimecast Ltd. (A)	547	19,380
New Relic, Inc. (A)	263	19,523
Q2 Holdings, Inc. (A)	556	25,303
		130,554
IT Consulting & Other Services – 3.5%		
Booz Allen Hamilton Holding Corp.	1,159	44,861
InterXion Holding N.V. (A)	502	31,160
		76,021

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 3.8%		
Integrated Device Technology, Inc. (A)	771	$ 23,568
Monolithic Power Systems, Inc.	274	31,721
Power Integrations, Inc.	389	26,607
		81,896
Systems Software – 3.1%		
Proofpoint, Inc. (A)	338	38,357
Varonis Systems, Inc. (A)	463	27,983
Zscaler, Inc. (A)	41	1,139
		67,479
Total Information Technology – 26.9%		584,293
Materials		
Construction Materials – 1.7%		
Summit Materials, Inc., Class A (A)	679	20,556
U.S. Concrete, Inc. (A)	279	16,828
		37,384
Total Materials – 1.7%		37,384
Real Estate		
Real Estate Services – 0.6%		
RE/MAX Holdings, Inc., Class A	200	12,090
Total Real Estate – 0.6%		12,090
TOTAL COMMON STOCKS – 95.0%		$2,060,023
(Cost: $1,397,752)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.4%		
Bemis Co., Inc., 2.252%, 4-9-18	$3,000	$ 2,998
BorgWarner, Inc., 2.131%, 4-3-18	3,000	2,999
Diageo Capital plc (GTD by Diageo plc), 2.131%, 4-2-18	5,000	4,999
International Paper Co., 2.073%, 4-3-18	5,000	4,999
Kroger Co. (The), 2.201%, 4-2-18	7,919	7,917
Northern Illinois Gas Co., 2.261%, 4-2-18	6,665	6,663
		30,575
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (D)	7,556	7,556
Municipal Obligations – 1.5%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.680%, 4-7-18 (D)	11,375	11,375
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.650%, 4-7-18 (D)	4,105	4,105
NY Hsng Fin Agy, 625 W 57th Street Hsng Rev Bonds, Ser 2016A (GTD by Bank of New York Mellon (The))(BVAL plus 20 bps), 1.750%, 4-7-18 (D)	5,000	5,000
NYC Hsng Dev Corp., Multi-Fam Mtg Rev Bonds (Spring Creek Apt I and II), Ser 2006A (GTD by FHLMC) (BVAL plus 14 bps), 1.560%, 4-7-18 (D)	$10,000	$ 10,000
SD Hlth and Edu Fac Auth, Var Rate Dmnd Rev Bonds (Sioux Vly Hosp and Hlth Sys), Ser 2001C (GTD by U.S. Bank N.A.) (BVAL plus 9 bps), 1.350%, 4-7-18 (D)	1,800	1,800
		32,280
United States Government Agency Obligations – 2.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
1.800%, 4-7-18 (D)	9,500	9,500
1.810%, 4-7-18 (D)	32,070	32,070
1.820%, 4-7-18 (D)	4,000	4,000
		45,570
TOTAL SHORT-TERM SECURITIES – 5.3%		$ 115,981
(Cost: $115,986)		
TOTAL INVESTMENT SECURITIES – 100.3%		$2,176,004
(Cost: $1,513,738)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%		(6,253)
NET ASSETS – 100.0%		$ 2,169,751

Notes to Schedule of Investments

** Not shown due to rounding.*

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $6,885 are held in collateralized accounts for OTC swap agreements collateral.

(C)Rate shown is the yield to maturity at March 31, 2018.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following total return swap agreements were outstanding at March 31, 2018:

Underlying Security	Counterparty	Maturity Date	Notional Amount	Financing Fee(1)(2)	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Biotech Custom Index	JPMorgan Chase Bank N.A.	01/09/2019	$63,221	1-Month LIBOR less 35 bps	$(6,151)	$—	$(6,151)

(1)The Fund pays the financing fee multiplied by the notional amount each month.

(2)At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. As the payer, a Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return.

MARCH 31, 2018

The following table represents security positions within the total return basket swap as of March 31, 2018:

Reference Entity	Shares	Notional Amount	Value	% of Value
Nektar Therapeutics	6	$6,379	$(621)	(10.1%)
Sage Therapeutics, Inc.	2	2,574	(250)	(4.1)
Acceleron Pharma, Inc.	6	2,548	(248)	(4.0)
Catalent, Inc.	6	2,335	(227)	(3.7)
Exact Sciences Corp.	5	2,229	(217)	(3.5)
Blueprint Medicines Corp.	2	1,720	(167)	(2.7)
Sarepta Therapeutics, Inc.	2	1,550	(151)	(2.5)
Bluebird Bio, Inc.	1	1,447	(141)	(2.3)
Ligand Pharmaceuticals, Inc.	1	1,435	(140)	(2.3)
FibroGen, Inc.	3	1,375	(134)	(2.2)
Avexis, Inc.	1	1,247	(121)	(2.0)
Array BioPharma, Inc.	7	1,245	(121)	(2.0)
Amicus Therapeutics, Inc.	8	1,179	(115)	(1.9)
Loxo Oncology, Inc.	1	1,109	(108)	(1.8)
Clovis Oncology, Inc.	2	1,067	(104)	(1.7)
Halozyme Therapeutics, Inc.	5	1,064	(104)	(1.7)
Medicines Co. (The)	3	945	(92)	(1.5)
Ironwood Pharmaceuticals, Inc.	6	940	(91)	(1.5)
Ultragenyx Pharmaceutical, Inc.	2	897	(87)	(1.4)
Supernus Pharmaceuticals, Inc.	2	896	(87)	(1.4)
Puma Biotechnology, Inc.	1	850	(83)	(1.3)
Aerie Pharmaceuticals, Inc.	1	802	(78)	(1.3)
Spark Therapeutics, Inc.	1	793	(77)	(1.3)
AnaptysBio, Inc.	1	788	(77)	(1.2)
Prestige Brands Holdings, Inc.	2	772	(75)	(1.2)
Portola Pharmaceuticals, Inc.	2	717	(70)	(1.1)
Global Blood Therapeutics, Inc.	1	716	(70)	(1.1)
Sangamo Therapeutics, Inc.	4	712	(69)	(1.1)
Arena Pharmaceuticals, Inc.	2	693	(67)	(1.1)
Insmed, Inc.	3	634	(62)	(1.0)
Corcept Therapeutics, Inc.	4	618	(60)	(1.0)
Repligen Corp.	2	582	(57)	(0.9)
Radius Health, Inc.	1	551	(54)	(0.9)
Innoviva, Inc.	3	526	(51)	(0.8)
Pacira Pharmaceuticals, Inc.	2	$519	$(51)	(0.8)%
Esperion Therapeutics, Inc.	1	515	(50)	(0.8)
Xencor, Inc.	2	497	(48)	(0.8)
Prothena Corp plc	1	484	(47)	(0.8)
Foundation Medicine, Inc.	1	467	(45)	(0.7)
Aimmune Therapeutics, Inc.	1	460	(45)	(0.7)
Heron Therapeutics, Inc.	2	458	(45)	(0.7)
Zogenix, Inc.	1	450	(44)	(0.7)
Intersect ENT, Inc.	1	436	(42)	(0.7)
Theravance Biopharma, Inc.	2	434	(42)	(0.7)
ImmunoGen, Inc.	4	432	(42)	(0.7)
Editas Medicine, Inc.	1	385	(38)	(0.6)
Emergent BioSolutions, Inc.	1	361	(35)	(0.6)
MyoKardia, Inc.	1	361	(35)	(0.6)
Assembly Biosciences, Inc.	1	358	(35)	(0.6)
Vanda Pharmaceuticals, Inc.	2	345	(34)	(0.5)
TherapeuticsMD, Inc.	7	343	(33)	(0.5)
PTC Therapeutics, Inc.	1	326	(32)	(0.5)
CytomX Therapeutics, Inc.	1	324	(32)	(0.5)
Revance Therapeutics, Inc.	1	322	(31)	(0.5)
Flexion Therapeutics, Inc.	1	312	(30)	(0.5)
TG Therapeutics, Inc.	2	311	(30)	(0.5)
Phibro Animal Health Corp.	1	310	(30)	(0.5)
Amphastar Pharmaceuticals, Inc.	2	293	(29)	(0.5)
MiMedx Group, Inc.	4	286	(28)	(0.5)
Epizyme, Inc.	2	275	(27)	(0.4)
Geron Corp.	6	267	(26)	(0.4)
Genomic Health, Inc.	1	257	(25)	(0.4)
La Jolla Pharmaceutical Co.	1	246	(24)	(0.4)
ZIOPHARM Oncology, Inc.	6	238	(23)	(0.4)
Audentes Therapeutics, Inc.	1	237	(23)	(0.4)
Immunomedics, Inc.	2	235	(23)	(0.4)
Rigel Pharmaceuticals, Inc.	6	235	(23)	(0.4)
Progenics Pharmaceuticals, Inc.	3	223	(22)	(0.4)
Omeros Corp.	2	$220	$(21)	(0.3)%
WaVe Life Sciences Ltd.	1	218	(21)	(0.3)
Synergy Pharmaceuticals, Inc.	11	213	(21)	(0.3)
Madrigal Pharmaceuticals, Inc.	—*	210	(20)	(0.3)
ANI Pharmaceuticals, Inc.	—*	210	(20)	(0.3)
Achaogen, Inc.	1	195	(19)	(0.3)
Aduro Biotech, Inc.	2	184	(18)	(0.3)
Akebia Therapeutics, Inc.	2	182	(18)	(0.3)
Eagle Pharmaceuticals, Inc.	—*	180	(18)	(0.3)
Coherus Biosciences, Inc.	2	179	(17)	(0.3)
BioCryst Pharmaceuticals, Inc.	4	178	(17)	(0.3)
Inovio Pharmaceuticals, Inc.	4	172	(17)	(0.3)
Kura Oncology, Inc.	1	166	(16)	(0.3)
Depomed, Inc.	2	165	(16)	(0.3)
Aclaris Therapeutics, Inc.	1	165	(16)	(0.3)
Lexicon Pharmaceuticals, Inc.	2	162	(16)	(0.3)
Keryx Biopharmaceuticals, Inc.	4	158	(15)	(0.3)
ChemoCentryx, Inc.	1	143	(14)	(0.2)
Momenta Pharmaceuticals, Inc.	1	142	(14)	(0.2)
Jounce Therapeutics, Inc.	1	142	(14)	(0.2)
Paratek Pharmaceuticals, Inc.	1	135	(13)	(0.2)
REGENXBIO, Inc.	—*	131	(13)	(0.2)
Corbus Pharmaceuticals Holdings, Inc.	2	129	(13)	(0.2)
Cytokinetics, Inc.	2	128	(12)	(0.2)
Akcea Therapeutics, Inc.	—*	127	(12)	(0.2)
Natera, Inc.	1	125	(12)	(0.2)
Cara Therapeutics, Inc.	1	124	(12)	(0.2)
Agenus, Inc.	2	116	(11)	(0.2)
Corium International, Inc.	1	116	(11)	(0.2)
MediciNova, Inc.	1	115	(11)	(0.2)
Dermira, Inc.	1	112	(11)	(0.2)

MARCH 31, 2018SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

Reference Entity	Shares	Notional Amount	Value	% of Value
BioSpecifics Technologies Corp.	—*	$109	$ (11)	(0.2)%
Novavax, Inc.	5	107	(10)	(0.2)
Pieris Pharmaceuticals, Inc.	2	106	(10)	(0.2)
NewLink Genetics Corp.	1	105	(10)	(0.2)
MacroGenics, Inc.	—*	105	(10)	(0.2)
Idera Pharmaceuticals, Inc.	5	103	(10)	(0.2)
Biohaven Pharmaceutical Holding Co. Ltd.	—*	98	(10)	(0.2)
Reata Pharmaceuticals, Inc.	—*	96	(9)	(0.2)
Invitae Corp.	2	93	(9)	(0.1)
Tocagen, Inc.	1	90	(9)	(0.1)
Strongbridge Biopharma plc	1	87	(9)	(0.1)
Apellis Pharmaceuticals, Inc.	—*	$84	$(8)	(0.1)%
Calithera Biosciences, Inc.	1	84	(8)	(0.1)
Neos Therapeutics, Inc.	1	83	(8)	(0.1)
Adamas Pharmaceuticals, Inc.	—*	82	(8)	(0.1)
Concert Pharmaceuticals, Inc.	—*	75	(7)	(0.1)
Aratana Therapeutics, Inc.	2	75	(7)	(0.1)
Catalyst Pharmaceuticals, Inc.	3	74	(7)	(0.1)
Selecta Biosciences, Inc.	1	72	(7)	(0.1)
Athersys, Inc.	4	70	(7)	(0.1)
Seres Therapeutics, Inc.	1	67	(7)	(0.1)
Teligent, Inc.	2	$62	$ (6)	(0.1)%
Insys Therapeutics, Inc.	1	60	(6)	(0.1)
Veracyte, Inc.	1	57	(6)	(0.1)
Bellicum Pharmaceuticals, Inc.	1	54	(5)	(0.1)
Rhythm Pharmaceuticals, Inc.	—*	54	(5)	(0.1)
Deciphera Pharmaceuticals, Inc.	—*	52	(5)	(0.1)
VBI Vaccines, Inc.	1	51	(5)	(0.1)
Axovant Sciences Ltd.	3	41	(4)	(0.1)
Calyxt, Inc.	—*	36	(4)	(0.1)
Edge Therapeutics, Inc.	1	10	(-*)	(-*)
			$(6,151)	

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,060,023	$ —	$ —
Short-Term Securities	—	115,981	—
Total	$2,060,023	$115,981	$ —
Liabilities			
Total Return Swaps	$ —	$ 6,151	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. Mr. Klapmeyer has managed the Fund since 2014 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	23.12%
Ivy Tax-Managed Equity Fund (Class A shares including sales charges)	16.05%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	21.25%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.08%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Market conditions

The measurement period marked a year of exceptional returns for the Russell 1000 Growth Index, the Fund's benchmark. The benchmark returned more than 20% during the period, adding to the powerful gains now recorded over nine consecutive years post the Great Recession of 2009. Specifically, the annualized return for the index starting on March 31, 2009 and ending on March 31, 2018 is 18.2%, or what equates to a cumulative return of more than 280%. This is rather remarkable performance during a period that was fraught with geopolitical disruption, global growth challenges, and slow, but low, growth in the U.S.

The fiscal year consisted of a number of key themes: supportive economic data and slow, but solid economic growth, spurts of progress followed by regress from Washington on the policy front, and a steady march upward in interest rates from the Federal Reserve (Fed) and an evolving yield curve.

Economic growth remained in a slow and steady mode, although growth accelerated toward the end of the period. Job growth remained strong and unemployment continued to tick lower. The manufacturing sector, as measured by the Purchasing Managers' Index, continued to hit new levels of strength. In fact, the data has been strong enough that investors began to worry about a potentially dangerous cocktail developing – strong or peaking economic indicators along with accelerating growth and bubbling inflation concerns. As this theme developed toward the end of the period, the equity markets became more volatile and market multiples were pressured.

On the government policy front, the market reacted favorably to corporate and personal tax reforms that were passed late during calendar year 2017. Recall attempts to push through health care reform were consistently failing, frustrating investors due to the lack of progress. As such, this move to successfully, and surprisingly, pass tax reform was well received. The result was a round of upward earnings revisions, reignited enthusiasm for acceleration in business investment, and hopes for improved consumer spending. Unfortunately, late in the measurement period, the Trump Administration turned its attention to global trade imbalances, a move that had a negative impact on global capital markets. These headlines also worked to pressure the equity markets late in the fiscal year.

The Fed maintained the more recent increased tempo of interest rate increases with a March hike, the sixth since the turn to higher rates began in December 2015, but the fourth hike over the past calendar year. The yield curve has changed materially with two year rates going up from 1.25% to 2.26%, while 10 year Treasuries went up from 2.39% to 2.74%. Obviously spreads (10 year – 2 year) have contracted materially and are at similar levels to 2007. There are various reasons for the flattening of the yield curve but the most compelling are the limited inflationary pressures and the reality that we have been in an economic up cycle for almost a decade and are approaching the late innings of the cycle.

Looking at the return by the index, factor performance showed that momentum and quality factors (Return on Equity and Rate of Change) were key variables in driving performance during the fiscal year. Value and cash deployment were the key out-of-favor factors, with low valuation stocks and high-dividend yielding stocks generally underperforming the benchmark.

Strategies employed, contributors and detractors

The Fund posted strong absolute gains and outperformed the benchmark. The Fund's philosophy and process have remained consistent throughout the measurement period – a process that identifies structurally advantaged companies that can generate superior levels of profitability and growth over time. Despite short-term dislocations and bouts of market volatility provided by macro uncertainty, it is believed that buying high-quality defensible growth securities should generate strong returns over time.

In terms of performance attribution, the Fund's relative outperformance was driven by positive contribution from almost every sector, with technology, consumer staples and industrials having the greatest impact on performance during the measurement period. Security selection was the key ingredient in the outperformance of each of these sectors. One notable detractor, also through security selection, was health care.

Technology stocks, especially mega-cap technology stocks, were market leaders throughout the measurement period. Overweight positions in Adobe Systems, Inc., salesforce.com, Inc. and Microsoft Corp. contributed to the Fund's performance. Investors were attracted to the strong end-markets in technology, such as digital marketing initiatives, Cloud computing and software-as-a-service approaches. Many of these high-growth technology companies generated significant cash flow, differentiating this environment from the late 1990s.

Consumer staples was an underperforming sector during the period due mainly to the margin and growth pressures on many of the businesses within the sector stemming from the power of Amazon.com, Inc. and Walmart (not a Fund holding). The Fund benefited from its limited exposure to slow-growth names that had been bid up in prior measurement periods as a place to find safety and yield and were material underperformers during this period. Also an overweight exposure to Estee Lauder Co., Inc. benefited performance as it is posting strong organic growth due to solid global beauty care product demand.

Another notable sector with a positive contribution to performance was industrials. The sector performed well on the back of improving global growth and accelerating growth in the U.S. For the Fund, Caterpillar Inc. posted strong returns as the machinery equipment segment finally emerged from a multi-year down cycle. Verisk Analytics, Inc., another material overweight, saw organic growth improve and shares moved higher.

Despite good overall performance, health care was a negative detractor from performance. Although macro concerns around pricing and long-term margin pressure remain, the under performance during this period was mainly due to stock-specific events and poor stock selection. A notable detractor was DexCom, a player in the diabetes device market. During the measurement period a competitor received a surprisingly favorable approval from the Food & Drug Administration, quickly altering the competitive landscape and dinging company shares. Similarly, shares of Incyte Corp., a biotechnology company, which competes in the emerging immunotherapy cancer treatment space, was pressured due to strong clinical data from competing therapeutics. DexCom is no longer a holding.

Outlook and positioning

As aforementioned, the measurement period ended with a handful of emerging worries, a few of which are notable. To recap the list of concerns: continued push higher in rates from Fed and the eventual economic tightening that will result; fears of proposed tariffs becoming a more economically detrimental trade war and beginnings of more growth impairing protectionist policies; concerns about inflation bubbling up and potentially impacting corporate profitability; and scrutiny of a handful of visible technology firms with access to user data.

Trade concerns are hard to gauge as a lot of the public rhetoric may prove to be just negotiating and positioning for a less ominous final resolution. What is not hard to observe is that global trade and use of a global supply chain has been a boon for global growth, including profitability enhancement for U.S. multi-national companies. A move to a global trade war likely would impair market valuations.

On the economic front, data points such as the ISM Manufacturing Index that appear at peak levels garner a lot of attention as they are likely to become "less good," but it is important to note that the underlying components do not appear to signal huge risk. For instance, inventory levels (both manufacturer and customer), remain in healthy shape and indicate the need for more inventory stock and sustained growth. Context is important.

Inflation exists but just not everywhere, yet. Despite the longevity of the cycle and pockets of price pressure, there is no broad inflationary pressure. With that said, this remains a key risk as the Fed would move to a more hawkish stance with more signals of inflationary pressures. Also, the transition to a world with inflationary pressure on wages (labor) and input prices could potentially lead to margin pressure for many companies, something they have not had to deal with for quite some time.

For the coming fiscal year ending March 31, 2019, the Fund will focus on the potential signals that the cycle is indeed maturing. Within this environment it is likely that economic data points will continue to suggest strong growth, but equity markets will become more volatile and, through lower valuations, will embed more risk related to the maturity of the cycle. There will be no change in the Fund's strategy of seeking to find the subset of companies with strong business models. We believe these companies are better positioned to take advantage of pressures that exist during an economic down cycle. As always, within this investment approach, the Fund will attempt to minimize taxable gains and income to shareholders. Thank you for your continued confidence and support.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. Tax-management strategies may alter investment decisions and affect portfolio holdings, when compared to those of non-tax-managed mutual funds. Market conditions may limit the Fund's ability to generate tax losses or to generate dividend income taxed at favorable Federal income tax rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Information Technology	42.9%
Industrials	15.4%
Consumer Discretionary	13.8%
Health Care	10.6%
Financials	6.0%
Consumer Staples	5.1%
Energy	2.3%
Real Estate	2.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	246/695	36
3 Year	372/602	62
5 Year	301/560	54

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Alphabet, Inc., Class A	Information Technology	Internet Software & Services
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
salesforce.com, Inc.	Information Technology	Application Software
CME Group, Inc.	Financials	Financial Exchanges & Data
Adobe Systems, Inc.	Information Technology	Application Software
Stanley Black & Decker, Inc.	Industrials	Industrial Machinery
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Tax-Managed Equity Fund, Class A Shares[1]		$30,341
Russell 1000 Growth Index		$40,643

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I[5]	Class N	Class Y[6]
1-year period ended 3-31-18	16.05%	18.18%	22.11%	23.31%	—	23.13%
5-year period ended 3-31-18	13.02%	13.44%	13.50%	14.61%	—	14.36%
10-year period ended 3-31-18	—	—	—	9.35%	—	—
Since Inception of Class through 3-31-18[7]	13.33%	13.44%	13.30%	—	19.02%	14.13%

(2) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(6) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7) 5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares, 7-5-17 for Class N shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 3-31-18	5-year period ended 3-31-18	10-year period ended 3-31-18	Since inception of Class through 3-31-18[2]
Class A[3]				
Before Taxes	16.05%	13.02%	—	13.33%
After Taxes on Distributions	15.87%	12.63%	—	13.10%
After Taxes on Distributions and Sale of Fund Shares	9.61%[4]	10.34%	—	11.07%
Class B[5]				
Before Taxes	18.18%	13.44%	—	13.44%
After Taxes on Distributions	17.99%	13.06%	—	13.23%
After Taxes on Distributions and Sale of Fund Shares	10.88%[4]	10.70%	—	11.17%
Class C				
Before Taxes	22.11%	13.50%	—	13.30%
After Taxes on Distributions	21.91%	13.13%	—	13.09%
After Taxes on Distributions and Sale of Fund Shares	13.20%[4]	10.75%	—	11.05%
Class I[6]				
Before Taxes	23.31%	14.61%	9.35%	—
After Taxes on Distributions	23.12%	14.19%	9.14%	—
After Taxes on Distributions and Sale of Fund Shares	13.91%[4]	11.67%	7.65%	—
Class N				
Before Taxes	—	—	—	19.02%
After Taxes on Distributions	—	—	—	18.84%
After Taxes on Distributions and Sale of Fund Shares	—	—	—	11.37%
Class Y[7]				
Before Taxes	23.13%	14.36%	—	14.13%
After Taxes on Distributions	22.94%	13.97%	—	13.90%
After Taxes on Distributions and Sale of Fund Shares	13.80%[4]	11.47%	—	11.78%
Russell 1000 Growth Index[8]	21.25%	15.53%	11.34%	16.77%

(1) Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(2) 5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares, 7-5-17 for Class N shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

(3) Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4) After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(5) Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

(7) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(8) Reflects no deduction for fees, expenses or taxes.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 1.5%		
Comcast Corp., Class A	254	$ 8,676
Footwear – 2.4%		
NIKE, Inc., Class B	218	14,477
Home Improvement Retail – 3.0%		
Home Depot, Inc. (The)	101	17,984
Internet & Direct Marketing Retail – 6.9%		
Amazon.com, Inc. (A)	25	35,760
Booking Holdings, Inc. (A)	2	4,687
		40,447
Total Consumer Discretionary – 13.8%		81,584
Consumer Staples		
Distillers & Vintners – 1.1%		
Constellation Brands, Inc.	27	6,188
Personal Products – 1.5%		
Estee Lauder Co., Inc. (The), Class A	60	9,048
Soft Drinks – 2.1%		
Monster Beverage Corp. (A)	219	12,526
Tobacco – 0.4%		
Philip Morris International, Inc.	23	2,284
Total Consumer Staples – 5.1%		30,046
Energy		
Oil & Gas Equipment & Services – 2.3%		
Halliburton Co.	293	13,764
Total Energy – 2.3%		13,764
Financials		
Financial Exchanges & Data – 5.3%		
CME Group, Inc.	135	21,883
S&P Global, Inc.	49	9,429
		31,312
Investment Banking & Brokerage – 0.7%		
Goldman Sachs Group, Inc. (The)	16	4,042
Total Financials – 6.0%		35,354
Health Care		
Biotechnology – 2.5%		
Alexion Pharmaceuticals, Inc. (A)	54	5,975
BioMarin Pharmaceutical, Inc. (A)	75	6,040
Incyte Corp. (A)	35	2,886
		14,901

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 4.8%		
Danaher Corp.	187	$ 18,295
Intuitive Surgical, Inc. (A)	24	9,887
		28,182
Managed Health Care – 1.7%		
UnitedHealth Group, Inc.	48	10,165
Pharmaceuticals – 1.6%		
Bristol-Myers Squibb Co.	148	9,349
Total Health Care – 10.6%		62,597
Industrials		
Aerospace & Defense – 1.7%		
Raytheon Co.	46	9,852
Construction Machinery & Heavy Trucks – 3.0%		
Caterpillar, Inc.	119	17,582
Industrial Machinery – 3.5%		
Stanley Black & Decker, Inc.	134	20,491
Railroads – 0.5%		
Union Pacific Corp.	22	3,024
Research & Consulting Services – 3.9%		
Verisk Analytics, Inc., Class A (A)	221	23,022
Trucking – 2.8%		
J.B. Hunt Transport Services, Inc.	141	16,566
Total Industrials – 15.4%		90,537
Information Technology		
Application Software – 7.3%		
Adobe Systems, Inc. (A)	95	20,545
salesforce.com, Inc. (A)	193	22,460
		43,005
Data Processing & Outsourced Services – 11.6%		
FleetCor Technologies, Inc. (A)	92	18,609
MasterCard, Inc., Class A	95	16,642
PayPal, Inc. (A)	189	14,332
Visa, Inc., Class A	159	19,055
		68,638
Home Entertainment Software – 0.8%		
Electronic Arts, Inc. (A)	40	4,880
Internet Software & Services – 6.6%		
Alphabet, Inc., Class A (A)	24	24,555
Facebook, Inc., Class A (A)	90	14,302
		38,857
Semiconductor Equipment – 1.6%		
Lam Research Corp.	45	9,234

COMMON STOCKS (Continued)	Shares	Value
Systems Software – 10.2%		
Microsoft Corp.	571	$ 52,106
Red Hat, Inc. (A)	55	8,148
		60,254
Technology Hardware, Storage & Peripherals – 4.8%		
Apple, Inc.	168	28,142
Total Information Technology – 42.9%		253,010
Real Estate		
Specialized REITs – 2.1%		
American Tower Corp., Class A	84	12,267
Total Real Estate – 2.1%		12,267
TOTAL COMMON STOCKS – 98.2%		$ 579,159
(Cost: $350,870)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper(B) – 1.0%		
Ecolab, Inc.,		
2.251%, 4-2-18	$2,260	2,260
Sonoco Products Co.,		
2.251%, 4-2-18	3,397	3,396
		5,656
Master Note – 0.7%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (C)	3,947	3,947
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 9,603
(Cost: $9,604)		
TOTAL INVESTMENT SECURITIES – 99.9%		$588,762
(Cost: $360,474)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		302
NET ASSETS – 100.0%		$589,064

SCHEDULE OF INVESTMENTS IVY TAX-MANAGED EQUITY FUND *(in thousands)*

MARCH 31, 2018

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.
(B)Rate shown is the yield to maturity at March 31, 2018.
(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$579,159	$ —	$ —
Short-Term Securities	—	9,603	—
Total	$579,159	$9,603	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

MANAGEMENT DISCUSSION

(UNAUDITED)



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2018. He has managed the Fund since 2004 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2018

Ivy Value Fund (Class A shares at net asset value)	6.13%
Ivy Value Fund (Class A shares including sales charges)	0.04%

Benchmark(s) and/or Lipper Category

Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	6.95%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.12%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

Calendar year 2017 was a year of market complacency as a select group of large-cap growth names continued to push the markets higher. However, volatility has recently re-emerged in the equity markets to start calendar year 2018. After years of low volatility, this certainly felt uncomfortable and unwelcome, but is actually more of a return to normal. There were a number of contributing factors. The budget deal was signed into law in February 2018, creating additional economic stimulus on top of the tax reform bill passed in December 2017. Jerome Powell took over as new Federal Reserve (Fed) chairman and the committee seemed to have a hawkish pivot. We now expect a minimum of three rate hikes for 2018 and continued increases into 2019. This is in response to inflation data that has rebounded recently. We expect the Core Consumer Price Index to increase by more than 2% by April 2018, which is a level we have not seen for a few years. Otherwise, the economy remained solid, with the labor market and consumer spending holding in at good levels.

The Russell 1000 Value Index's return for the fiscal year was 6.95%. The Fund was up 6.13% before the effect of fees. Value investing, while still lagging, has begun performing better relative to the growth indices. As usual, we try to ignore short-term fluctuations and keep our focus on the longer term.

Contributors and detractors

The Fund's best relative sector was technology, led by our investments in Micron Technology Inc. and Microsoft Corp. The next best relative sector was industrials, where an overweight position in Delta Airlines and underweight General Electric Company (GE) both contributed to performance. GE has one of the largest weights in the index, and we chose against being involved in the company's recovery plan as its objective is still unclear to us. Delta Airlines is no longer a Fund holding.

The areas of Fund underperformance came from the real estate and energy sectors. In real estate, our investment in Uniti Group Inc. was the biggest factor in the underperformance. The company deviated from its original plan, and we no longer see the upside that we believed was possible. The intrinsic value in the stock has changed to the negative, so we exited our position. In the energy sector, Energy Transfer Partners L.P. and Baker Hughes Inc. were the cause of the underperformance. While we no longer own Baker Hughes, we continue to believe there is substantial value in the Energy Transfer group of companies and remain patient shareholders at this time.

For the fiscal year, the portfolio's biggest overweight positions were in the financials and consumer discretionary sectors. We believe the U.S. banking system is strong and well capitalized, with many equities attractively priced. Rising short-term interest rates are also a tailwind to this sector. In other sectors, the Fund's overweight positions are more a function of incidental names rather than any overall theme.

The Fund's major underweights in the past quarter were utilities, industrials and telecommunications. Years of declining interest rates have caused valuation expansion, especially in telecommunications and utilities. Value names are hard to find among these sectors and our lack of exposure there helped as telecommunications and utilities trailed the broader value index for the fiscal period.

Outlook

Recent economic data has been encouraging with strong jobs growth but still historically low interest rates. We believe the new tax reform bill should provide a tailwind to the economy, and an accelerating economy typically bodes well for value investors. Headwinds do exist, however, including the Fed's difficult job of tightening monetary policy. The goal is to prevent inflation via higher short-term interest rates and a shrinking of the Fed balance sheet. The market is expecting three to four total rate hikes in 2018, but history shows a high probability of central bank mistakes in this process. The Fed risks contributing to a recession if interest rates rise too much too quickly, and this is something we will watch carefully.

While the economic forces listed above are clearly important factors, the portfolio management team's first approach is from the company level. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic value. Oftentimes this is due to short-term negative factors, and we become larger owners of a company if we feel those negatives are about to dissipate. We continue to search for and make investments one company at a time to seek to benefit clients over the long run.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2018 (UNAUDITED)

Asset Allocation

Stocks	95.1%
Financials	36.2%
Health Care	12.1%
Consumer Discretionary	10.7%
Information Technology	10.3%
Energy	8.8%
Consumer Staples	7.3%
Real Estate	3.3%
Materials	3.3%
Industrials	3.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	4.9%

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	407/490	83
3 Year	351/418	84
5 Year	318/370	86
10 Year	137/268	51

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Energy Transfer Partners L.P.	Energy	Oil & Gas Storage & Transportation
Capital One Financial Corp.	Financials	Consumer Finance
State Street Corp.	Financials	Asset Management & Custody Banks
HCA Holdings, Inc.	Health Care	Health Care Facilities
Dow Chemical Co. (The)	Materials	Diversified Chemicals
Welltower, Inc.	Real Estate	Health Care REITs
Synchrony Financial	Financials	Consumer Finance

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Value Fund, Class A Shares[1]	$19,292
Russell 1000 Value Index	$21,144

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-18	0.04%	1.12%	5.41%	3.71%	6.45%	6.65%	5.85%	6.12%
5-year period ended 3-31-18	7.78%	7.89%	8.34%	8.78%	9.44%	—	8.79%	9.14%
10-year period ended 3-31-18	6.79%	6.40%	6.61%	7.51%	7.89%	—	—	7.60%
Since Inception of Class through 3-31-18[6]	—	—	—	—	—	5.83%	10.58%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class share is closed to investment.

(6)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY VALUE FUND *(in thousands)*

MARCH 31, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Auto Parts & Equipment – 2.8%		
Magna International, Inc.	571	$ 32,176
Cable & Satellite – 1.9%		
Comcast Corp., Class A	636	21,742
General Merchandise Stores – 3.6%		
Dollar Tree, Inc. (A)	107	10,107
Target Corp.	467	32,417
		42,524
Home Improvement Retail – 2.4%		
Lowe's Co., Inc.	319	28,010
Total Consumer Discretionary – 10.7%		124,452
Consumer Staples		
Drug Retail – 3.1%		
CVS Caremark Corp.	573	35,646
Hypermarkets & Super Centers – 4.2%		
Wal-Mart Stores, Inc.	552	49,076
Total Consumer Staples – 7.3%		84,722
Energy		
Oil & Gas Refining & Marketing – 3.0%		
Marathon Petroleum Corp.	488	35,641
Oil & Gas Storage & Transportation – 5.8%		
Energy Transfer Equity L.P.	1,406	19,972
Energy Transfer Partners L.P.	2,929	47,509
		67,481
Total Energy – 8.8%		103,122
Financials		
Asset Management & Custody Banks – 6.0%		
Blackstone Group L.P. (The)	913	29,164
State Street Corp.	412	41,119
		70,283
Consumer Finance – 7.2%		
Capital One Financial Corp.	475	45,505
Synchrony Financial	1,139	38,204
		83,709
Life & Health Insurance – 2.9%		
MetLife, Inc.	740	33,954
Mortgage REITs – 3.2%		
American Capital Agency Corp.	1,955	36,994
Other Diversified Financial Services – 9.6%		
Citigroup, Inc.	757	51,064
JPMorgan Chase & Co.	556	61,143
		112,207

COMMON STOCKS (Continued)	Shares	Value
Property & Casualty Insurance – 2.6%		
Allstate Corp. (The)	322	$ 30,507
Regional Banks – 3.2%		
SunTrust Banks, Inc.	555	37,735
Reinsurance – 1.5%		
Everest Re Group Ltd.	70	17,977
Total Financials – 36.2%		423,366
Health Care		
Biotechnology – 3.2%		
Amgen, Inc.	220	37,574
Health Care Facilities – 3.4%		
HCA Holdings, Inc.	408	39,556
Managed Health Care – 2.8%		
Humana, Inc.	119	31,991
Pharmaceuticals – 2.7%		
Jazz Pharmaceuticals plc (A)	210	31,685
Total Health Care – 12.1%		140,806
Industrials		
Electrical Components & Equipment – 2.8%		
Eaton Corp.	413	33,011
Industrial Machinery – 0.3%		
Timken Co. (The)	68	3,085
Total Industrials – 3.1%		36,096
Information Technology		
Semiconductor Equipment – 2.7%		
Lam Research Corp.	152	30,961
Semiconductors – 5.0%		
Broadcom Corp., Class A	124	29,103
Micron Technology, Inc. (A)	568	29,631
		58,734
Systems Software – 2.6%		
Microsoft Corp.	339	30,895
Total Information Technology – 10.3%		120,590
Materials		
Diversified Chemicals – 3.3%		
Dow Chemical Co. (The)	610	38,850
Total Materials – 3.3%		38,850

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Health Care REITs – 3.3%		
Welltower, Inc.	703	$ 38,286
Total Real Estate – 3.3%		38,286
TOTAL COMMON STOCKS – 95.1%		$ 1,110,290
(Cost: $881,450)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 1.1%		
Kroger Co. (The), 2.201%, 4-2-18	$ 5,000	4,999
McCormick & Co., Inc., 2.131%, 4-2-18	6,260	6,258
Sonoco Products Co., 2.251%, 4-2-18	1,650	1,650
		12,907
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 1.980%, 4-5-18 (C)	5,143	5,143
Municipal Obligations – 0.5%		
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal) (BVAL plus 21 bps), 1.610%, 4-7-18 (C)	5,000	5,000
Volusia Cnty, FL, Hsng Fin Auth, Multi-Fam Hsng Rev Rfdg Bonds (Fisherman's Landing Apt), Ser 2002 (GTD by FNMA) (BVAL plus 20 bps), 1.610%, 4-7-18 (C)	750	750
		5,750
United States Government Agency Obligations – 1.5%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 1.810%, 4-7-18 (C)	18,000	18,000
TOTAL SHORT-TERM SECURITIES – 3.5%		$ 41,800
(Cost: $41,802)		
TOTAL INVESTMENT SECURITIES – 98.6%		$1,152,090
(Cost: $923,252)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.4%		16,451
NET ASSETS – 100.0%		$ 1,168,541

MARCH 31, 2018

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2018.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,110,290	$ —	$ —
Short-Term Securities	—	41,800	—
Total	$1,110,290	$41,800	$ —

During the year ended March 31, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Benchmark Curve
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Inberbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2018

(In thousands, except per share amounts)	Ivy Advantus Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Emerging Markets Equity Fund[(1)]	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 949,544	$ 4,600,619	$ 178,577	$ 2,743,178	$ 252,361	$558,927	$ 1,084,434
Investments at Value	949,544	4,600,619	178,577	2,743,178	252,361	558,927	1,084,434
Cash	1	1	—	1,971	1	2,560	1
Cash denominated in foreign currencies at value+	—	—	—*	702	—	—	—
Restricted cash	—	—	260	52	280	—	—
Investment securities sold receivable	5,413	3,687	1,133	11,677	—	1,658	—
Dividends and interest receivable	6,328	1,474	899	4,568	978	5,608	2,950
Capital shares sold receivable	1,973	4,676	53	16,076	164	762	224
Receivable from affiliates	568	66	—	699	—	534	1
Unrealized appreciation on forward foreign currency contracts	—	122	—	—	10	—	12
Variation margin receivable	469	—	—	—	—	—	—
Prepaid and other assets	68	105	46	123	53	72	64
Total Assets	964,364	4,610,750	180,968	2,779,046	253,847	570,121	1,087,686
LIABILITIES							
Investment securities purchased payable	11,378	13,867	380	18,003	3,192	4,224	452
Capital shares redeemed payable	1,594	11,100	348	2,229	226	1,263	2,297
Distributions payable	326	—	—	—	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	79	1,431	103	82	67	129	127
Overdraft due to custodian	—	—	680	—	—	—	—
Distribution and service fees payable	6	72	2	22	2	5	19
Shareholder servicing payable	156	675	61	437	49	122	203
Investment management fee payable	40	232	13	193	19	29	62
Accounting services fee payable	20	23	6	38	8	14	15
Variation margin payable	367	—	—	—	—	—	—
Other liabilities	40	26	8	1,777	12	10	—
Total Liabilities	14,006	27,426	1,601	22,781	3,575	5,796	3,175
Total Net Assets	$950,358	$4,583,324	$ 179,367	$2,756,265	$250,272	$564,325	$ 1,084,511
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$956,205	$ 3,344,636	$ 150,231	$2,302,203	$ 217,202	$634,625	$ 868,971
Undistributed (distributions in excess of) net investment income	—	1,717	247	1,475	517	2,548	2,365
Accumulated net realized gain (loss)	(5,502)	121,657	(1,364)	(110,150)	(10,959)	(50,972)	84,151
Net unrealized appreciation (depreciation)	(345)	1,115,314	30,253	562,737	43,512	(21,876)	129,024
Total Net Assets	$950,358	$4,583,324	$ 179,367	$2,756,265	$250,272	$564,325	$ 1,084,511
CAPITAL SHARES OUTSTANDING:							
Class A	18,959	213,129	5,330	26,345	2,410	27,397	35,687
Class B	304	901	34	261	19	224	592
Class C	1,510	5,533	177	5,150	119	1,292	2,828
Class E	360	917	N/A	16	3	N/A	459
Class I	49,717	73,822	4,160	75,727	2,023	27,120	37,704
Class N	18,475	4,280	9	13,817	2,998	1,868	347
Class R	170	135	19	938	19	76	51
Class T	N/A	N/A	N/A	14	N/A	N/A	N/A
Class Y	449	3,124	112	3,091	21	299	673
NET ASSET VALUE PER SHARE:							
Class A	$10.57	$14.78	$18.08	$21.60	$32.66	$9.68	$13.84
Class B	$10.57	$12.21	$16.34	$17.68	$29.97	$9.68	$13.81
Class C	$10.57	$12.69	$16.99	$18.54	$30.78	$9.68	$13.82
Class E	$10.57	$14.71	N/A	$21.94	$32.90	N/A	$13.84
Class I	$10.57	$16.48	$18.48	$22.30	$32.96	$9.68	$13.85
Class N	$10.57	$16.51	$18.53	$22.42	$33.11	$9.69	$13.86
Class R	$10.57	$14.67	$18.05	$21.40	$32.61	$9.67	$13.84
Class T	N/A	N/A	N/A	$21.63	N/A	N/A	N/A
Class Y	$10.57	$16.02	$18.33	$22.02	$32.90	$9.69	$13.84
+COST							
Investments in unaffiliated securities at cost	$950,526	$ 3,485,427	$ 148,252	$ 2,179,041	$208,860	$580,808	$ 955,446
Cash denominated in foreign currencies at cost	—	—	—	658	—	—	—

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2018

(In thousands, except per share amounts)	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy Government Money Market Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 979,387	$ 633,187	$ 172,157	$ 5,425,328	$ 7,192,215	$ 3,631,168	$ 1,282,113
Investments in affiliated securities at value+	—	—	—	119,117	—	—	—
Investments at Value	979,387	633,187	172,157	5,544,445	7,192,215	3,631,168	1,282,113
Cash	118	107	979	12,883	27	1	1
Cash denominated in foreign currencies at value+	3,522	—	—	—	41,609	—	—
Restricted cash	—	—	—	300	74	—	—
Investment securities sold receivable	22,689	—	—	96,433	23,899	—	17,260
Dividends and interest receivable	2,549	6,673	276	92,580	35,710	895	10,069
Capital shares sold receivable	826	151	5,578	8,136	19,995	2,201	1,426
Receivable from affiliates	—	2	12	17	8	18	2
Unrealized appreciation on forward foreign currency contracts	—	43	—	11	—	—	—
Prepaid and other assets	80	63	39	172	136	99	58
Total Assets	1,009,171	640,226	179,041	5,754,977	7,313,673	3,634,382	1,310,929
LIABILITIES							
Investment securities purchased payable	10,595	974	—	29,847	31,107	—	2,935
Capital shares redeemed payable	1,951	1,177	5,078	14,362	11,351	4,304	3,799
Distributions payable	—	—	14	3,695	—	—	295
Independent Trustees and Chief Compliance Officer fees payable	305	50	26	560	165	599	96
Distribution and service fees payable	11	7	2	136	49	55	14
Shareholder servicing payable	195	131	24	1,045	982	614	211
Investment management fee payable	70	37	5	246	447	189	49
Accounting services fee payable	16	15	6	23	23	23	23
Other liabilities	204	11	—	41	311	1	50
Total Liabilities	13,347	2,402	5,155	49,955	44,435	5,785	7,472
Total Net Assets	$ 995,824	$ 637,824	$ 173,886	$ 5,705,022	$ 7,269,238	$ 3,628,597	$ 1,303,457
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 731,856	$ 653,747	$ 173,884	$ 6,829,316	$ 6,365,621	$ 1,998,916	$ 1,341,050
Undistributed (distributions in excess of) net investment income	123	638	1	106	24,830	(592)	—
Accumulated net realized gain (loss)	10,563	(52,221)	1	(907,712)	107,026	114,363	(20,098)
Net unrealized appreciation (depreciation)	253,282	35,660	—	(216,688)	771,761	1,515,910	(17,495)
Total Net Assets	$ 995,824	$ 637,824	$ 173,886	$ 5,705,022	$ 7,269,238	$ 3,628,597	$ 1,303,457
CAPITAL SHARES OUTSTANDING:							
Class A	10,885	13,102	135,502	296,519	33,837	78,504	40,504
Class B	44	166	2,668	8,295	391	619	525
Class C	278	1,978	21,889	109,066	13,502	4,439	5,160
Class E	3	215	5,779	1,282	420	729	420
Class I	9,159	24,013	N/A	287,750	205,739	66,394	66,762
Class N	508	2,233	8,047	5,969	79,282	4,194	8,020
Class R	42	19	N/A	8,711	5,847	1,031	62
Class T	N/A	N/A	N/A	37	13	N/A	N/A
Class Y	218	89	N/A	43,888	24,192	1,575	1,011
NET ASSET VALUE PER SHARE:							
Class A	$46.78	$15.18	$1.00	$7.49	$19.98	$22.65	$10.64
Class B	$39.50	$14.88	$1.00	$7.49	$17.72	$17.46	$10.64
Class C	$39.93	$14.99	$1.00	$7.49	$17.77	$18.87	$10.64
Class E	$47.12	$15.18	$1.00	$7.49	$20.11	$22.62	$10.64
Class I	$47.72	$15.31	N/A	$7.49	$20.10	$23.80	$10.64
Class N	$47.99	$15.32	$1.00	$7.49	$20.16	$23.91	$10.64
Class R	$46.41	$15.17	N/A	$7.49	$19.97	$21.79	$10.64
Class T	N/A	N/A	N/A	$7.49	$20.01	N/A	N/A
Class Y	$47.00	$15.25	N/A	$7.49	$20.12	$23.24	$10.64
+COST							
Investments in unaffiliated securities at cost	$ 726,171	$ 597,606	$ 172,157	$ 5,642,106	$ 6,421,054	$ 2,115,258	$1,299,608
Investments in affiliated securities at cost	—	—	—	119,041	—	—	—
Cash denominated in foreign currencies at cost	3,329	—	—	—	41,440	—	—

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2018

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Core Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 284	$155,256	$ 4,132,429	$339,692	$ 867,480	$1,398,233	$ 624,760
Investments in affiliated securities at value+	232,427	—	—	—	—	5,091	—
Investments at Value	232,711	155,256	4,132,429	339,692	867,480	1,403,324	624,760
Cash	1	1	—	1	1	1	1
Restricted cash	—	—	—	—	396	—	—
Investment securities sold receivable	—	—	38,799	—	—	113	4,260
Dividends and interest receivable	1	11	712	420	11,658	23,037	402
Capital shares sold receivable	1,800	118	4,524	823	327	382	1,900
Receivable from affiliates	6	—	12	79	148	162	—
Prepaid and other assets	64	46	120	38	58	66	70
Total Assets	234,583	155,432	4,176,596	341,053	880,068	1,427,085	631,393
LIABILITIES							
Investment securities purchased payable	362	—	20,272	—	—	8,538	3,140
Capital shares redeemed payable	1,546	266	7,384	496	2,423	3,465	1,109
Distributions payable	—	—	—	—	65	357	—
Independent Trustees and Chief Compliance Officer fees payable	15	6	493	5	218	190	36
Overdraft due to custodian	—	—	10	—	—	—	—
Distribution and service fees payable	2	2	67	3	10	32	7
Shareholder servicing payable	19	42	839	55	94	157	140
Investment management fee payable	1	12	276	24	37	57	44
Accounting services fee payable	5	6	23	11	19	20	15
Variation margin payable	—	—	—	—	108	—	—
Other liabilities	2	5	—	2	7	13	9
Total Liabilities	1,952	339	29,364	596	2,981	12,829	4,500
Total Net Assets	$ 232,631	$155,093	$ 4,147,232	$340,457	$ 877,087	$ 1,414,256	$626,893
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 196,570	$ 101,913	$ 2,757,511	$ 277,060	$ 828,077	$ 1,453,437	$ 519,301
Undistributed (distributions in excess of) net investment income	(86)	(402)	(13,236)	623	1,076	3,203	(36)
Accumulated net realized gain (loss)	(4,129)	4,304	203,555	4,782	(10,643)	(55,501)	43,774
Net unrealized appreciation	40,276	49,278	1,199,402	57,992	58,577	13,117	63,854
Total Net Assets	$ 232,631	$155,093	$4,147,232	$340,457	$ 877,087	$1,414,256	$626,893
CAPITAL SHARES OUTSTANDING:							
Class A	7,074	2,931	66,688	7,517	44,737	144,895	10,143
Class B	63	47	1,029	N/A	163	1,763	179
Class C	271	250	10,030	810	2,069	28,342	2,103
Class E	46	N/A	450	204	N/A	N/A	10
Class I	11,940	2,508	72,367	12,090	27,795	102,777	16,836
Class N	25	66	5,187	3,472	44	88	2,131
Class R	73	19	2,155	205	N/A	N/A	583
Class T	N/A	N/A	N/A	N/A	N/A	N/A	14
Class Y	57	39	10,277	424	48	2,047	970
NET ASSET VALUE PER SHARE:							
Class A	$11.87	$26.19	$23.99	$13.76	$11.72	$5.05	$18.29
Class B	$11.61	$24.35	$19.11	N/A	$11.72	$5.05	$14.79
Class C	$11.64	$24.79	$20.44	$13.70	$11.72	$5.05	$15.81
Class E	$11.89	N/A	$23.41	$13.77	N/A	N/A	$19.02
Class I	$11.93	$26.97	$25.83	$13.78	$11.72	$5.05	$19.79
Class N	$11.94	$27.18	$26.02	$13.78	$11.72	$5.05	$19.96
Class R	$11.83	$26.00	$23.40	$13.74	N/A	N/A	$18.18
Class T	N/A	N/A	N/A	N/A	N/A	N/A	$18.33
Class Y	$11.87	$27.12	$25.06	$13.76	$11.72	$5.05	$19.20
+COST							
Investments in unaffiliated securities at cost	$ 284	$ 105,978	$2,933,027	$ 281,700	$ 808,192	$ 1,386,215	$560,906
Investments in affiliated securities at cost	192,151	—	—	—	—	3,992	—

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2018

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS			
Investments in unaffiliated securities at value+	$ 2,176,004	$ 588,762	$ 1,152,090
Investments at Value	2,176,004	588,762	1,152,090
Cash	1	1	6,259
Investment securities sold receivable	5,782	—	16,579
Dividends and interest receivable	352	101	1,050
Capital shares sold receivable	3,534	657	939
Receivable from affiliates	11	—*	—
Prepaid and other assets	66	48	64
Total Assets	2,185,750	589,569	1,176,981
LIABILITIES			
Investment securities purchased payable	5,073	—	6,258
Capital shares redeemed payable	3,781	343	1,715
Independent Trustees and Chief Compliance Officer fees payable	376	36	152
Distribution and service fees payable	40	7	10
Shareholder servicing payable	379	67	205
Investment management fee payable	149	32	67
Accounting services fee payable	33	14	24
Swap agreements, at value	6,151	—	—
Other liabilities	17	6	9
Total Liabilities	15,999	505	8,440
Total Net Assets	$ 2,169,751	$ 589,064	$ 1,168,541
NET ASSETS			
Capital paid in (shares authorized – unlimited)	$ 1,418,471	$ 342,449	$ 944,789
Undistributed (distributions in excess of) net investment income	5,717	108	3,241
Accumulated net realized gain (loss)	89,387	18,219	(8,327)
Net unrealized appreciation	656,176	228,288	228,838
Total Net Assets	$ 2,169,751	$ 589,064	$ 1,168,541
CAPITAL SHARES OUTSTANDING:			
Class A	55,087	11,692	17,124
Class B	715	76	123
Class C	6,626	426	789
Class E	517	N/A	8
Class I	29,473	10,595	25,641
Class N	4,488	15	6,359
Class R	3,100	N/A	14
Class T	14	N/A	N/A
Class Y	6,106	26	30
NET ASSET VALUE PER SHARE:			
Class A	$18.63	$25.69	$23.27
Class B	$13.55	$24.42	$21.53
Class C	$14.97	$24.33	$22.40
Class E	$18.46	N/A	$23.37
Class I	$24.36	$26.00	$23.38
Class N	$24.49	$26.03	$23.45
Class R	$18.27	N/A	$23.22
Class T	$18.63	N/A	N/A
Class Y	$23.00	$25.73	$23.31
+COST			
Investments in unaffiliated securities at cost	$ 1,513,738	$ 360,474	$ 923,252

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy Advantus Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Emerging Markets Equity Fund[1]	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 392	$ 37,326	$ 4,258	$ 30,580	$ 6,561	$ 824	$ 15,283
Foreign dividend withholding tax	—	(209)	(177)	(3,620)	(558)	(19)	(829)
Interest and amortization from unaffiliated securities	32,325	409	29	218	43	14,428	101
Foreign interest withholding tax	—	—	—	—*	—	(1)	—
Total Investment Income	32,717	37,526	4,110	27,178	6,046	15,232	14,555
EXPENSES							
Investment management fee	4,609	17,199	1,993	16,186	2,096	2,257	2,725
Distribution and service fees:							
Class A	506	4,083	242	1,157	195	379	273
Class B	40	92	7	46	6	24	25
Class C	218	1,110	105	677	68	158	150
Class E	10	32	1	1	—*	N/A	1
Class R	44	13	2	84	3	3	2
Class T	N/A	N/A	N/A	1	N/A	N/A	N/A
Class Y	12	143	5	116	3	7	12
Shareholder servicing:							
Class A	492	2,260	344	1,114	278	389	263
Class B	15	37	7	20	4	11	4
Class C	48	198	21	122	18	31	17
Class E	17	46	2	—*	—*	N/A	2
Class I	794	1,312	154	1,671	124	317	449
Class N	17	14	—*	25	7	1	—*
Class R	22	6	1	44	1	2	1
Class T	N/A	N/A	N/A	—*	N/A	N/A	N/A
Class Y	7	86	4	76	2	5	7
Registration fees	146	125	106	216	103	105	107
Custodian fees	34	51	25	552	36	28	34
Independent Trustees and Chief Compliance Officer fees	49	166	22	82	18	20	15
Accounting services fee	230	262	83	290	92	125	110
Professional fees	40	39	26	44	24	79	21
Other	75	283	31	135	39	134	210
Total Expenses	7,425	27,557	3,181	22,659	3,117	4,075	4,428
Less:							
Expenses in excess of limit	(1,123)	(376)	(321)	(1,189)	—	(739)	(1)
Total Net Expenses	6,302	27,181	2,860	21,470	3,117	3,336	4,427
Net Investment Income	26,415	10,345	1,250	5,708	2,929	11,896	10,128
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	3,812	232,811	18,154	1,911	13,016	3,431	115,032
Futures contracts	(637)	—	—	57	—	—	—
Swap agreements	—	—	—	232	—	—	—
Forward foreign currency contracts	—	(6,068)	(966)	—	(1,662)	(168)	(3,369)
Foreign currency exchange transactions	—	15	12	(365)	470	42	(160)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(10,397)	142,336	(5,638)	371,959	16,695	(13,237)	(100,576)
Futures contracts	677	—	—	—	—	—	—
Forward foreign currency contracts	—	122	132	—	(113)	29	90
Foreign currency exchange transactions	—	—	71	26	16	3	28
Net Realized and Unrealized Gain (Loss)	(6,545)	369,216	11,765	373,820	28,422	(9,900)	11,045
Net Increase in Net Assets Resulting from Operations	$19,870	$379,561	$13,015	$379,528	$ 31,351	$ 1,996	$ 21,173

*Not shown due to rounding.
[1]Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy Global Growth Fund	Ivy Global Income Allocation Fund	Ivy Government Money Market Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 9,035	$ 18,810	$ —	$ 1,377	$ 176,915	$ 21,155	$ 151
Dividends from affiliated securities	—	—	—	3,983	—	—	—
Foreign dividend withholding tax	(597)	(1,146)	—	—	(15,517)	—	—
Interest and amortization from unaffiliated securities	156	18,180	2,057	342,866	1,713	243	37,354
Interest and amortization from affiliated securities	—	—	—	2,079	—	—	—
Foreign interest withholding tax	—	—	—	—	(1)	—	—
Total Investment Income	8,594	35,844	2,057	350,305	163,110	21,398	37,505
EXPENSES							
Investment management fee	4,221	4,868	595	23,929	49,586	13,483	6,544
Distribution and service fees:							
Class A	358	515	—	3,295	1,627	1,643	1,201
Class B	17	33	39	699	84	95	75
Class C	220	417	222	8,954	2,409	950	714
Class E	—*	8	—	24	18	38	12
Class R	10	2	N/A	340	506	109	4
Class T	N/A	N/A	N/A	1	—*	N/A	N/A
Class Y	28	6	N/A	901	1,246	90	34
Shareholder servicing:							
Class A	350	468	222	1,863	1,422	1,133	715
Class B	7	11	7	109	27	27	22
Class C	51	52	26	994	352	143	116
Class E	—*	14	13	43	35	49	13
Class I	479	685	N/A	2,815	6,038	1,768	1,271
Class N	2	3	—*	5	132	11	9
Class R	5	1	N/A	170	255	55	2
Class T	N/A	N/A	N/A	—*	—*	N/A	N/A
Class Y	19	4	N/A	577	758	55	22
Registration fees	114	126	112	243	243	148	145
Custodian fees	33	28	8	18	690	34	20
Independent Trustees and Chief Compliance Officer fees	28	37	11	225	291	95	80
Accounting services fee	144	182	70	273	277	271	275
Professional fees	23	34	21	158	90	34	31
Other	170	87	14	431	345	294	112
Total Expenses	6,279	7,581	1,360	46,067	66,431	20,525	11,417
Less:							
Expenses in excess of limit	—	(5)	(116)	(58)	(16)	(69)	(3)
Total Net Expenses	6,279	7,576	1,244	46,009	66,415	20,456	11,414
Net Investment Income	2,315	28,268	813	304,296	96,695	942	26,091
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	40,251	(12,324)	2	(116,006)	268,240	164,446	(1,856)
Investments in affiliated securities	—	—	—	6	—	—	—
Forward foreign currency contracts	—	(5,160)	—	(2,619)	1,356	—	—
Foreign currency exchange transactions	(13)	81	—	22	5,975	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	5,367	28,528	—	35,892	336,243	159,457	(15,906)
Investments in affiliated securities	—	—	—	10,846	—	—	—
Forward foreign currency contracts	—	(109)	—	(91)	1,794	—	—
Foreign currency exchange transactions	284	58	—	4	621	—	—
Net Realized and Unrealized Gain (Loss)	45,889	11,074	2	(71,946)	614,229	323,903	(17,762)
Net Increase in Net Assets Resulting from Operations	$48,204	$39,342	$ 815	$232,350	$710,924	$324,845	$ 8,329

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Small Cap Core Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 467	$ 20,219	$ 9,077	$ —	$ —	$ 6,634
Dividends from affiliated securities	3,535	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	—	—	—	—	(24)
Interest and amortization from unaffiliated securities	8	121	454	76	22,413	47,063	207
Interest and amortization from affiliated securities	—	—	—	—	—	327	—
Total Investment Income	3,543	588	20,673	9,153	22,413	47,390	6,817
EXPENSES							
Investment management fee	105	1,545	20,740	2,904	2,653	4,936	5,084
Distribution and service fees:							
Class A	199	199	1,383	267	709	638	488
Class B	9	13	175	N/A	21	99	34
Class C	44	68	2,098	133	251	1,595	341
Class E	1	N/A	24	7	N/A	N/A	—*
Class R	4	4	257	13	N/A	N/A	48
Class T	N/A	N/A	N/A	N/A	N/A	N/A	—*
Class Y	2	3	717	17	1	35	45
Shareholder servicing:							
Class A	70	234	1,083	227	271	161	539
Class B	3	6	38	N/A	3	15	15
Class C	5	21	330	30	31	110	71
Class E	—*	N/A	43	—*	N/A	N/A	—*
Class I	25	125	1,999	292	326	827	502
Class N	—*	1	18	5	—*	—*	6
Class R	—*	2	134	7	N/A	N/A	24
Class T	N/A	N/A	N/A	N/A	N/A	N/A	—*
Class Y	—*	2	438	12	1	22	31
Registration fees	99	97	150	114	77	97	192
Custodian fees	8	9	37	9	14	20	22
Independent Trustees and Chief Compliance Officer fees	11	8	113	16	29	47	31
Accounting services fee	52	72	277	116	144	230	172
Professional fees	14	15	39	18	23	35	27
Other	34	29	335	42	54	128	63
Total Expenses	685	2,453	30,428	4,229	4,608	8,995	7,735
Less:							
Expenses in excess of limit	(19)	—	(59)	(181)	(149)	(314)	—
Total Net Expenses	666	2,453	30,369	4,048	4,459	8,681	7,735
Net Investment Income (Loss)	2,877	(1,865)	(9,696)	5,105	17,954	38,709	(918)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	6,506	300,370	12,760	601	(31,729)	49,732
Investments in affiliated securities	8,744	—	—	—	—	—*	—
Distributions of realized capital gains from affiliated securities	1,209	—	—	—	—	—	—
Futures contracts	—	—	—	—	1,287	(1,209)	—
Written options	—	—	2,323	—	—	—	—
Foreign currency exchange transactions	—	—	17	—	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	11,923	204,441	15,428	(19,093)	28,410	(13,562)
Investments in affiliated securities	14,945	—	—	—	—	(229)	—
Futures contracts	—	—	—	—	(688)	—	—
Net Realized and Unrealized Gain (Loss)	24,898	18,429	507,151	28,188	(17,893)	(4,757)	36,170
Net Increase in Net Assets Resulting from Operations	$ 27,775	$16,564	$497,455	$33,293	$ 61	$33,952	$35,252

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2018

(In thousands)	Ivy Small Cap Growth Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME			
Dividends from unaffiliated securities	$ 5,622	$ 3,505	$ 15,768
Foreign dividend withholding tax	—	(2)	(108)
Interest and amortization from unaffiliated securities	819	78	282
Total Investment Income	6,441	3,581	15,942
EXPENSES			
Investment management fee	10,157	2,183	5,425
Distribution and service fees:			
Class A	847	396	621
Class B	78	17	27
Class C	1,619	86	198
Class E	22	N/A	—*
Class R	259	N/A	2
Class T	1	N/A	N/A
Class Y	332	1	2
Shareholder servicing:			
Class A	674	127	555
Class B	23	2	12
Class C	247	14	34
Class E	40	N/A	—*
Class I	659	272	669
Class N	11	—*	13
Class R	132	N/A	1
Class T	—*	N/A	N/A
Class Y	208	1	1
Registration fees	136	73	123
Custodian fees	27	7	10
Independent Trustees and Chief Compliance Officer fees	67	15	37
Accounting services fee	282	113	201
Professional fees	31	15	26
Other	199	99	159
Total Expenses	16,051	3,421	8,116
Less:			
Expenses in excess of limit	(21)	—*	—
Total Net Expenses	16,030	3,421	8,116
Net Investment Income (Loss)	(9,589)	160	7,826
REALIZED AND UNREALIZED GAIN (LOSS)			
Net realized gain (loss) on:			
Investments in unaffiliated securities	126,529	22,014	16,022
Futures contracts	—	—	746
Written options	26	—	970
Swap agreements	13,319	—	1,339
Net change in unrealized appreciation (depreciation) on:			
Investments in unaffiliated securities	82,177	46,434	24,154
Written options	—	—	64
Swap agreements	(5,563)	—	—
Net Realized and Unrealized Gain	216,488	68,448	43,295
Net Increase in Net Assets Resulting from Operations	$206,899	$68,608	$ 51,121

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Advantus Bond Fund		Ivy Core Equity Fund		Ivy Cundill Global Value Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 26,415	$ 18,661	$ 10,345	$ 2,807	$ 1,250	$ 1,813
Net realized gain (loss) on investments	3,175	6,042	226,758	46,898	17,200	(10,373)
Net change in unrealized appreciation (depreciation)	(9,720)	1,256	142,458	54,219	(5,435)	46,231
Net Increase in Net Assets Resulting from Operations	19,870	25,959	379,561	103,924	13,015	37,671
Distributions to Shareholders From:						
Net investment income:						
Class A	(5,488)	(8,474)	(4,143)	(1,033)	(785)	(342)
Class B	(72)	(93)	—	—	—	—
Class C	(431)	(584)	—	—	(28)	—
Class E	(112)	(112)	(25)	(35)	—	(5)
Class I	(15,714)	(10,589)	(2,790)	(2,357)	(1,035)	(734)
Class N	(5,249)	(53)	(517)	(771)	(2)	(10)
Class R	(213)	(103)	—	(2)	(3)	(1)
Class Y	(132)	(123)	(215)	(424)	(22)	(13)
Net realized gains:						
Class A	—	—	(56,244)	(9,463)	—	—
Class B	—	—	(551)	(309)	—	—
Class C	—	—	(8,219)	(4,447)	—	—
Class E	—	—	(794)	(370)	—	—
Class I	—	—	(29,845)	(11,431)	—	—
Class N	—	—	(5,930)	(3,244)	—	—
Class R	—	—	(164)	(87)	—	—
Class Y	—	—	(3,144)	(2,058)	—	—
Total Distributions to Shareholders	(27,411)	(20,131)	(112,581)	(36,031)	(1,875)	(1,105)
Capital Share Transactions	244,297	(61,966)	3,348,066	(229,497)	(44,485)	(39,778)
Net Increase (Decrease) in Net Assets	236,756	(56,138)	3,615,046	(161,604)	(33,345)	(3,212)
Net Assets, Beginning of Period	713,602	769,740	968,278	1,129,882	212,712	215,924
Net Assets, End of Period	$950,358	$713,602	$4,583,324	$ 968,278	$179,367	$ 212,712
Undistributed (distributions in excess of) net investment income	$ —	$ (3)	$ 1,717	$ 173	$ 247	$ 860

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Emerging Markets Equity Fund[1]		Ivy European Opportunities Fund		Ivy Global Bond Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 5,708	$ (279)	$ 2,929	$ 3,390	$ 11,896	$ 5,866
Net realized gain (loss) on investments	1,835	645	11,824	(3,769)	3,305	(4,610)
Net change in unrealized appreciation (depreciation)	371,985	138,186	16,598	18,580	(13,205)	11,613
Net Increase in Net Assets Resulting from Operations	379,528	138,552	31,351	18,201	1,996	12,869
Distributions to Shareholders From:						
Net investment income:						
Class A	(17)	—	(779)	(1,037)	(3,416)	(1,547)
Class B	—	—	(2)	(5)	(33)	(38)
Class C	—	—	(40)	(83)	(230)	(241)
Class E	—*	—	(2)	(1)	N/A	N/A
Class I	(3,703)	—	(940)	(1,805)	(4,349)	(1,623)
Class N	(752)	—	(1,565)	(22)	(293)	(58)
Class R	—	—	(6)	(6)	(12)	(9)
Class T	—*	N/A	N/A	N/A	N/A	N/A
Class Y	(32)	—	(11)	(14)	(63)	(56)
Net realized gains:						
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	—	—
Class N	—	—	—	—	—	—
Class R	—	—	—	—	—	—
Class Y	—	—	—	—	—	—
Total Distributions to Shareholders	(4,504)	—	(3,345)	(2,973)	(8,396)	(3,572)
Capital Share Transactions	1,532,717	176,070	42,932	(59,803)	409,736	(30,213)
Net Increase (Decrease) in Net Assets	1,907,741	314,622	70,938	(44,575)	403,336	(20,916)
Net Assets, Beginning of Period	848,524	533,902	179,334	223,909	160,989	181,905
Net Assets, End of Period	$2,756,265	$848,524	$250,272	$ 179,334	$564,325	$160,989
Undistributed (distributions in excess of) net investment income	$ 1,475	$ (200)	$ 517	$ 463	$ 2,548	$ 225

*Not shown due to rounding.
(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund		Ivy Global Growth Fund		Ivy Global Income Allocation Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 10,128	$ 12,092	$ 2,315	$ 199	$ 28,268	$ 30,162
Net realized gain (loss) on investments	111,503	(7,414)	40,238	6,130	(17,403)	17,930
Net change in unrealized appreciation (depreciation)	(100,458)	23,362	5,651	31,408	28,477	29,994
Net Increase in Net Assets Resulting from Operations	21,173	28,040	48,204	37,737	39,342	78,086
Distributions to Shareholders From:						
Net investment income:						
Class A	(1,590)	(5,179)	(153)	—	(7,432)	(13,715)
Class B	(33)	(56)	—	—	(95)	(125)
Class C	(218)	(369)	—	—	(1,326)	(1,682)
Class E	(2)	N/A	—*	—	(117)	(109)
Class I	(6,211)	(6,575)	(844)	—	(15,917)	(13,109)
Class N	(56)	(46)	(97)	—	(1,302)	(75)
Class R	(7)	(13)	—	—	(10)	(12)
Class Y	(108)	(154)	(18)	—	(94)	(67)
Net realized gains:						
Class A	—	—	(8,306)	—	—	—
Class B	—	—	(119)	—	—	—
Class C	—	—	(1,912)	—	—	—
Class E	N/A	N/A	(10)	—	—	—
Class I	—	—	(17,316)	—	—	—
Class N	—	—	(1,492)	—	—	—
Class R	—	—	(133)	—	—	—
Class Y	—	—	(716)	—	—	—
Total Distributions to Shareholders	(8,225)	(12,392)	(31,116)	—	(26,293)	(28,894)
Capital Share Transactions	732,511	34,471	544,069	(106,380)	(100,828)	(71,413)
Net Increase (Decrease) in Net Assets	745,459	50,119	561,157	(68,643)	(87,779)	(22,221)
Net Assets, Beginning of Period	339,052	288,933	434,667	503,310	725,603	747,824
Net Assets, End of Period	$1,084,511	$339,052	$995,824	$ 434,667	$ 637,824	$725,603
Undistributed (distributions in excess of) net investment income	$ 2,365	$ 665	$ 123	$ (76)	$ 638	$ 1,294

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Government Money Market Fund		Ivy High Income Fund		Ivy International Core Equity Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 813	$ 61	$ 304,296	$ 347,837	$ 96,695	$ 70,815
Net realized gain (loss) on investments	2	11	(118,597)	(113,543)	275,571	13,698
Net change in unrealized appreciation	—	—	46,651	558,524	338,658	539,052
Net Increase in Net Assets Resulting from Operations	815	72	232,350	792,818	710,924	623,565
Distributions to Shareholders From:						
Net investment income:						
Class A	(742)	(53)	(90,014)	(112,145)	(6,784)	(11,323)
Class B	—*	(1)	(4,289)	(5,470)	(36)	(76)
Class C	(4)	(6)	(55,288)	(67,444)	(1,431)	(2,437)
Class E	(29)	(1)	(640)	(640)	(75)	(79)
Class I	N/A	N/A	(124,128)	(119,459)	(52,898)	(49,133)
Class N	(38)	N/A	(3,473)	(3,260)	(19,584)	(7,792)
Class R	N/A	N/A	(4,436)	(4,752)	(859)	(605)
Class T	N/A	N/A	(13)	N/A	(3)	N/A
Class Y	N/A	N/A	(24,840)	(30,276)	(5,586)	(6,237)
Net realized gains:						
Class A	(2)	(1)	—	—	—	—
Class B	—*	—*	—	—	—	—
Class C	(1)	—*	—	—	—	—
Class E	—*	—*	—	—	—	—
Class I	N/A	N/A	—	—	—	—
Class N	—*	N/A	—	—	—	—
Class R	N/A	N/A	—	—	—	—
Class T	N/A	N/A	—	N/A	N/A	N/A
Class Y	N/A	N/A	—	—	—	—
Total Distributions to Shareholders	(816)	(62)	(307,121)	(343,446)	(87,256)	(77,682)
Capital Share Transactions	(50,149)	444	1,233,617	(674,416)	1,722,980	(205,051)
Net Increase (Decrease) in Net Assets	(50,150)	454	1,158,846	(225,044)	2,346,648	340,832
Net Assets, Beginning of Period	224,036	223,582	4,546,176	4,771,220	4,922,590	4,581,758
Net Assets, End of Period	$ 173,886	$224,036	$5,705,022	$4,546,176	$7,269,238	$4,922,590
Undistributed net investment income	$ 1	$ —	$ 106	$ —	$ 24,830	$ 6,804

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Large Cap Growth Fund		Ivy Limited-Term Bond Fund		Ivy Managed International Opportunities Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 942	$ 1,028	$ 26,091	$ 29,202	$ 2,877	$ 2,216
Net realized gain (loss) on investments	164,446	158,021	(1,856)	6,515	9,953	25,656
Net change in unrealized appreciation (depreciation)	159,457	58,433	(15,906)	(17,975)	14,945	(4,459)
Net Increase in Net Assets Resulting from Operations	324,845	217,482	8,329	17,742	27,775	23,413
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	(8,375)	(14,202)	(967)	(740)
Class B	—	—	(62)	(94)	(6)	(5)
Class C	—	—	(696)	(973)	(34)	(21)
Class E	—	—	(80)	(77)	(7)	(5)
Class I	(1,732)	—	(15,601)	(13,269)	(1,844)	(1,368)
Class N	(478)	—	(1,797)	(1,399)	(4)	N/A
Class R	—	—	(11)	(10)	(10)	(6)
Class Y	—	—	(236)	(304)	(9)	(7)
Net realized gains:						
Class A	(23,286)	(23,471)	—	—	(962)	—
Class B	(479)	(626)	—	—	(11)	—
Class C	(5,007)	(5,786)	—	—	(59)	—
Class E	(674)	(573)	—	—	(6)	—
Class I	(42,253)	(42,961)	—	—	(1,544)	—
Class N	(5,064)	(15)	—	—	(4)	N/A
Class R	(983)	(1,043)	—	—	(11)	—
Class Y	(1,489)	(1,784)	—	—	(8)	—
Total Distributions to Shareholders	(81,445)	(76,259)	(26,858)	(30,328)	(5,486)	(2,152)
Capital Share Transactions	1,760,442	(269,172)	(292,137)	(183,790)	21,585	(30,233)
Net Increase (Decrease) in Net Assets	2,003,842	(127,949)	(310,666)	(196,376)	43,874	(8,972)
Net Assets, Beginning of Period	1,624,755	1,752,704	1,614,123	1,810,499	188,757	197,729
Net Assets, End of Period	$3,628,597	$1,624,755	$1,303,457	$ 1,614,123	$232,631	$188,757
Undistributed (distributions in excess of) net investment income	$ (592)	$ 916	$ —	$ —	$ (86)	$ (83)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund		Ivy Mid Cap Growth Fund		Ivy Mid Cap Income Opportunities Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,865)	$ (2,085)	$ (9,696)	$ (9,176)	$ 5,105	$ 2,959
Net realized gain (loss) on investments	6,506	11,438	302,710	200,094	12,760	(3,376)
Net change in unrealized appreciation	11,923	35,813	204,441	154,806	15,428	33,212
Net Increase in Net Assets Resulting from Operations	16,564	45,166	497,455	345,724	33,293	32,795
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(1,377)	(935)
Class B	—	—	—	—	N/A	N/A
Class C	—	—	—	—	(78)	(59)
Class E	N/A	N/A	—	—	(41)	(25)
Class I	—	—	—	—	(2,692)	(1,305)
Class N	—	—	—	—	(795)	(46)
Class R	—	—	—	—	(27)	(16)
Class Y	—	—	—	—	(89)	(66)
Net realized gains:						
Class A	—	(1,153)	(32,830)	(18,447)	—	—
Class B	—	(22)	(1,561)	(775)	N/A	N/A
Class C	—	(104)	(17,948)	(9,699)	—	—
Class E	N/A	N/A	(753)	(297)	—	—
Class I	—	(908)	(87,126)	(46,076)	—	—
Class N	—	(25)	(8,969)	(2,118)	—	—
Class R	—	(9)	(3,805)	(2,185)	—	—
Class Y	—	(14)	(18,752)	(12,916)	—	—
Total Distributions to Shareholders	—	(2,235)	(171,744)	(92,513)	(5,099)	(2,452)
Capital Share Transactions	(27,756)	(28,217)	1,601,186	(1,152,162)	(14,728)	176,566
Net Increase (Decrease) in Net Assets	(11,192)	14,714	1,926,897	(898,951)	13,466	206,909
Net Assets, Beginning of Period	166,285	151,571	2,220,335	3,119,286	326,991	120,082
Net Assets, End of Period	$155,093	$166,285	$ 4,147,232	$2,220,335	$340,457	$ 326,991
Undistributed (distributions in excess of) net investment income	$ (402)	$ (537)	$ (13,236)	$ (12,092)	$ 623	$ 953

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund		Ivy Municipal High Income Fund		Ivy Small Cap Core Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 17,954	$ 5,174	$ 38,709	$ 54,188	$ (918)	$ (760)
Net realized gain (loss) on investments	1,888	571	(32,938)	15,663	49,732	33,991
Net change in unrealized appreciation (depreciation)	(19,781)	(6,650)	28,181	(60,509)	(13,562)	50,310
Net Increase (Decrease) in Net Assets Resulting from Operations	61	(905)	33,952	9,342	35,252	83,541
Distributions to Shareholders From:						
Net investment income:						
Class A	(9,852)	(2,484)	(10,205)	(13,623)	—	—
Class B	(45)	(37)	(324)	(456)	—	—
Class C	(569)	(455)	(5,259)	(7,885)	—	—
Class E	N/A	N/A	N/A	N/A	—	—
Class I	(6,415)	(2,150)	(22,192)	(31,683)	—	—
Class N	(10)	N/A	(11)	N/A	—	—
Class R	N/A	N/A	N/A	N/A	—	—
Class T	N/A	N/A	N/A	N/A	—	N/A
Class Y	(18)	(19)	(552)	(747)	—	—
Net realized gains:						
Class A	—	—	(156)	—	(4,280)	(8,535)
Class B	—	—	(8)	—	(75)	(210)
Class C	—	—	(126)	—	(833)	(1,143)
Class E	N/A	N/A	N/A	N/A	(4)	(8)
Class I	—	—	(419)	—	(7,147)	(7,376)
Class N	N/A	N/A	—*	N/A	(859)	(255)
Class R	N/A	N/A	N/A	N/A	(224)	(240)
Class T	N/A	N/A	N/A	N/A	(6)	N/A
Class Y	—	—	(12)	—	(383)	(751)
Total Distributions to Shareholders	(16,909)	(5,145)	(39,264)	(54,394)	(13,811)	(18,518)
Capital Share Transactions	702,053	(28,843)	359,671	(256,644)	77,817	214,352
Net Increase (Decrease) in Net Assets	685,205	(34,893)	354,359	(301,696)	99,258	279,375
Net Assets, Beginning of Period	191,882	226,775	1,059,897	1,361,593	527,635	248,260
Net Assets, End of Period	$ 877,087	$ 191,882	$ 1,414,256	$1,059,897	$626,893	$527,635
Undistributed (distributions in excess of) net investment income	$ 1,076	$ 175	$ 3,203	$ 3,144	$ (36)	$ (30)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Tax-Managed Equity Fund		Ivy Value Fund	
	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17	Year ended 3-31-18	Year ended 3-31-17
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (9,589)	$ (7,898)	$ 160	$ (292)	$ 7,826	$ 3,317
Net realized gain (loss) on investments	139,874	156,935	22,014	(1,761)	19,077	9,394
Net change in unrealized appreciation	76,614	51,691	46,434	15,874	24,218	35,331
Net Increase in Net Assets Resulting from Operations	206,899	200,728	68,608	13,821	51,121	48,042
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(2,657)	(2,877)
Class B	—	—	—	—	(15)	(22)
Class C	—	—	—	—	(142)	(189)
Class E	—	—	N/A	N/A	(2)	(3)
Class I	—	—	—	—	(4,909)	(1,498)
Class N	—	—	—	N/A	(2,259)	(144)
Class R	—	—	N/A	N/A	(3)	(4)
Class T	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	—	—	—	—	(6)	(35)
Net realized gains:						
Class A	(26,501)	(14,096)	(280)	—	(7,777)	(786)
Class B	(1,005)	(616)	(10)	—	(68)	(22)
Class C	(22,491)	(11,991)	(43)	—	(513)	(133)
Class E	(936)	(434)	N/A	N/A	(4)	(1)
Class I	(32,945)	(11,926)	(512)	—	(11,599)	(1,073)
Class N	(8,721)	(2,876)	(2)	N/A	(3,387)	(52)
Class R	(5,569)	(2,819)	N/A	N/A	(8)	(2)
Class T	(28)	N/A	N/A	N/A	N/A	N/A
Class Y	(11,220)	(6,494)	(4)	—	(12)	(17)
Total Distributions to Shareholders	(109,416)	(51,252)	(851)	—	(33,361)	(6,858)
Capital Share Transactions	1,079,498	(101,015)	403,606	(15,692)	828,672	1,486
Net Increase (Decrease) in Net Assets	1,176,981	48,461	471,363	(1,871)	846,432	42,670
Net Assets, Beginning of Period	992,770	944,309	117,701	119,572	322,109	279,439
Net Assets, End of Period	$ 2,169,751	$992,770	$589,064	$ 117,701	$1,168,541	$322,109
Undistributed (distributions in excess of) net investment income	$ 5,717	$ (1,674)	$ 108	$ (73)	$ 3,241	$ 401

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ADVANTUS BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$10.62	$0.28	$(0.04)	$ 0.24	$(0.29)	$—	$(0.29)
Year ended 3-31-2017	10.54	0.24	0.11	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.22)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.24	(0.19)	0.05	(0.30)	—	(0.30)
Class B Shares[4]							
Year ended 3-31-2018	10.62	0.18	(0.04)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2017	10.54	0.14	0.10	0.24	(0.16)	—	(0.16)
Year ended 3-31-2016	10.78	0.14	(0.22)	(0.08)	(0.16)	—	(0.16)
Year ended 3-31-2015	10.46	0.13	0.35	0.48	(0.16)	—	(0.16)
Year ended 3-31-2014	10.71	0.15	(0.20)	(0.05)	(0.20)	—	(0.20)
Class C Shares							
Year ended 3-31-2018	10.62	0.20	(0.04)	0.16	(0.21)	—	(0.21)
Year ended 3-31-2017	10.54	0.17	0.10	0.27	(0.19)	—	(0.19)
Year ended 3-31-2016	10.78	0.16	(0.22)	(0.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	10.46	0.15	0.35	0.50	(0.18)	—	(0.18)
Year ended 3-31-2014	10.71	0.17	(0.21)	(0.04)	(0.21)	—	(0.21)
Class E Shares							
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.25	0.10	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.23)	0.01	(0.25)	—	(0.25)
Year ended 3-31-2015	10.46	0.22	0.35	0.57	(0.25)	—	(0.25)
Year ended 3-31-2014	10.71	0.24	(0.20)	0.04	(0.29)	—	(0.29)
Class I Shares							
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.29	0.09	0.38	(0.30)	—	(0.30)
Year ended 3-31-2016	10.78	0.27	(0.22)	0.05	(0.29)	—	(0.29)
Year ended 3-31-2015	10.46	0.26	0.35	0.61	(0.29)	—	(0.29)
Year ended 3-31-2014	10.71	0.28	(0.20)	0.08	(0.33)	—	(0.33)
Class N Shares[5]							
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.30	0.10	0.40	(0.32)	—	(0.32)
Year ended 3-31-2016	10.78	0.29	(0.23)	0.06	(0.30)	—	(0.30)
Year ended 3-31-2015[6]	10.58	0.18	0.22	0.40	(0.20)	—	(0.20)
Class R Shares							
Year ended 3-31-2018	10.62	0.25	(0.03)	0.22	(0.27)	—	(0.27)
Year ended 3-31-2017	10.54	0.22	0.10	0.32	(0.24)	—	(0.24)
Year ended 3-31-2016	10.78	0.20	(0.21)	(0.02)	(0.22)	—	(0.22)
Year ended 3-31-2015	10.46	0.20	0.35	0.55	(0.23)	—	(0.23)
Year ended 3-31-2014	10.71	0.21	(0.19)	0.02	(0.27)	—	(0.27)
Class Y Shares							
Year ended 3-31-2018	10.62	0.29	(0.04)	0.25	(0.30)	—	(0.30)
Year ended 3-31-2017	10.54	0.26	0.10	0.36	(0.28)	—	(0.28)
Year ended 3-31-2016	10.78	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Year ended 3-31-2014	10.71	0.25	(0.20)	0.05	(0.30)	—	(0.30)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$10.57	2.26%	$200	1.04%	2.60%	1.07%	2.57%	163%
Year ended 3-31-2017	10.62	3.30	206	1.05	2.28	1.06	2.27	190
Year ended 3-31-2016	10.54	0.21	704	1.02	2.32	—	—	213
Year ended 3-31-2015	10.78	5.58	695	1.02	2.17	—	—	182
Year ended 3-31-2014	10.46	0.48	561	1.04	2.35	—	—	202
Class B Shares[4]								
Year ended 3-31-2018	10.57	1.33	3	1.96	1.68	1.99	1.65	163
Year ended 3-31-2017	10.62	2.32	5	2.02	1.33	2.03	1.32	190
Year ended 3-31-2016	10.54	-0.73	7	1.96	1.37	—	—	213
Year ended 3-31-2015	10.78	4.56	6	2.00	1.19	—	—	182
Year ended 3-31-2014	10.46	-0.45	7	1.98	1.45	—	—	202
Class C Shares								
Year ended 3-31-2018	10.57	1.51	16	1.77	1.87	1.80	1.84	163
Year ended 3-31-2017	10.62	2.59	26	1.76	1.60	1.77	1.59	190
Year ended 3-31-2016	10.54	-0.55	33	1.78	1.56	—	—	213
Year ended 3-31-2015	10.78	4.76	28	1.80	1.38	—	—	182
Year ended 3-31-2014	10.46	-0.31	21	1.82	1.61	—	—	202
Class E Shares								
Year ended 3-31-2018	10.57	2.27	4	1.03	2.61	1.24	2.40	163
Year ended 3-31-2017	10.62	3.31	4	1.05	2.31	1.23	2.13	190
Year ended 3-31-2016	10.54	0.15	4	1.08	2.26	1.32	2.02	213
Year ended 3-31-2015	10.78	5.45	4	1.14	2.05	1.35	1.84	182
Year ended 3-31-2014	10.46	0.38	4	1.14	2.26	1.35	2.05	202
Class I Shares								
Year ended 3-31-2018	10.57	2.77	525	0.54	3.10	0.74	2.90	163
Year ended 3-31-2017	10.62	3.68	458	0.69	2.70	0.74	2.65	190
Year ended 3-31-2016	10.54	0.49	14	0.74	2.58	—	—	213
Year ended 3-31-2015	10.78	5.90	7	0.74	2.44	—	—	182
Year ended 3-31-2014	10.46	0.77	4	0.76	2.65	—	—	202
Class N Shares[5]								
Year ended 3-31-2018	10.57	2.77	195	0.54	3.10	0.58	3.06	163
Year ended 3-31-2017	10.62	3.80	2	0.58	2.77	0.59	2.76	190
Year ended 3-31-2016	10.54	0.64	2	0.59	2.75	—	—	213
Year ended 3-31-2015[6]	10.78	3.81	1	0.58[7]	2.54[7]	—	—	182[8]
Class R Shares								
Year ended 3-31-2018	10.57	2.04	2	1.29	2.31	1.32	2.28	163
Year ended 3-31-2017	10.62	3.04	8	1.32	2.07	1.33	2.06	190
Year ended 3-31-2016	10.54	-0.11	3	1.34	1.89	—	—	213
Year ended 3-31-2015	10.78	5.27	—*	1.32	1.87	—	—	182
Year ended 3-31-2014	10.46	0.18	—*	1.35	2.04	—	—	202
Class Y Shares								
Year ended 3-31-2018	10.57	2.35	5	0.95	2.69	0.98	2.66	163
Year ended 3-31-2017	10.62	3.39	5	0.97	2.39	0.98	2.38	190
Year ended 3-31-2016	10.54	0.26	3	0.98	2.35	—	—	213
Year ended 3-31-2015	10.78	5.62	3	0.99	2.20	—	—	182
Year ended 3-31-2014	10.46	0.51	3	1.00	2.42	—	—	202

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$13.55	$ 0.05	$ 2.11	$ 2.16	$(0.03)	$(0.90)	$(0.93)
Year ended 3-31-2017	12.73	0.03	1.28	1.31	(0.05)	(0.44)	(0.49)
Year ended 3-31-2016	14.29	0.02	(0.60)	(0.58)	—*	(0.98)	(0.98)
Year ended 3-31-2015	14.04	0.02	1.33	1.35	—	(1.10)	(1.10)
Year ended 3-31-2014	12.15	0.05	2.67	2.72	(0.04)	(0.79)	(0.83)
Class B Shares[4]							
Year ended 3-31-2018	11.42	(0.09)	1.77	1.68	—	(0.89)	(0.89)
Year ended 3-31-2017	10.85	(0.09)	1.10	1.01	—	(0.44)	(0.44)
Year ended 3-31-2016	12.36	(0.09)	(0.52)	(0.61)	—	(0.90)	(0.90)
Year ended 3-31-2015	12.32	(0.10)	1.16	1.06	—	(1.02)	(1.02)
Year ended 3-31-2014	10.78	(0.07)	2.36	2.29	—	(0.75)	(0.75)
Class C Shares							
Year ended 3-31-2018	11.81	(0.06)	1.83	1.77	—	(0.89)	(0.89)
Year ended 3-31-2017	11.19	(0.07)	1.13	1.06	—	(0.44)	(0.44)
Year ended 3-31-2016	12.71	(0.07)	(0.54)	(0.61)	—	(0.91)	(0.91)
Year ended 3-31-2015	12.63	(0.08)	1.19	1.11	—	(1.03)	(1.03)
Year ended 3-31-2014	11.03	(0.05)	2.41	2.36	—	(0.76)	(0.76)
Class E Shares							
Year ended 3-31-2018	13.50	0.04	2.10	2.14	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.67	0.03	1.28	1.31	(0.04)	(0.44)	(0.48)
Year ended 3-31-2016	14.23	0.00*	(0.60)	(0.60)	—	(0.96)	(0.96)
Year ended 3-31-2015	14.00	(0.01)	1.32	1.31	—	(1.08)	(1.08)
Year ended 3-31-2014	12.12	0.02	2.67	2.69	(0.02)	(0.79)	(0.81)
Class I Shares							
Year ended 3-31-2018	15.01	0.09	2.35	2.44	(0.07)	(0.90)	(0.97)
Year ended 3-31-2017	14.05	0.08	1.41	1.49	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.67	0.07	(0.66)	(0.59)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	15.29	0.07	1.45	1.52	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	13.15	0.09	2.91	3.00	(0.07)	(0.79)	(0.86)
Class N Shares[5]							
Year ended 3-31-2018	15.03	0.10	2.36	2.46	(0.08)	(0.90)	(0.98)
Year ended 3-31-2017	14.07	0.08	1.43	1.51	(0.11)	(0.44)	(0.55)
Year ended 3-31-2016	15.69	0.09	(0.67)	(0.58)	(0.02)	(1.02)	(1.04)
Year ended 3-31-2015[6]	15.69	0.06	1.06	1.12	(0.01)	(1.11)	(1.12)
Class R Shares							
Year ended 3-31-2018	13.47	(0.01)	2.11	2.10	—	(0.90)	(0.90)
Year ended 3-31-2017	12.67	(0.02)	1.27	1.25	(0.01)	(0.44)	(0.45)
Year ended 3-31-2016	14.23	(0.02)	(0.60)	(0.62)	—	(0.94)	(0.94)
Year ended 3-31-2015	14.01	(0.03)	1.31	1.28	—	(1.06)	(1.06)
Year ended 3-31-2014	12.13	0.01	2.67	2.68	(0.01)	(0.79)	(0.80)
Class Y Shares							
Year ended 3-31-2018	14.61	0.09	2.28	2.37	(0.06)	(0.90)	(0.96)
Year ended 3-31-2017	13.69	0.07	1.38	1.45	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.29	0.07	(0.64)	(0.57)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	14.94	0.07	1.42	1.49	(0.03)	(1.11)	(1.14)
Year ended 3-31-2014	12.87	0.09	2.84	2.93	(0.07)	(0.79)	(0.86)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$14.78	16.31%	$3,149	1.04%	0.33%	1.04%	0.33%	51%
Year ended 3-31-2017	13.55	10.42	269	1.15	0.20	1.21	0.14	90
Year ended 3-31-2016	12.73	-4.22	546	1.15	0.15	1.18	0.12	62
Year ended 3-31-2015	14.29	9.86	611	1.15	0.13	1.17	0.11	65
Year ended 3-31-2014	14.04	22.76	499	1.15	0.35	1.20	0.30	61
Class B Shares[4]								
Year ended 3-31-2018	12.21	15.11	11	2.11	-0.71	—	—	51
Year ended 3-31-2017	11.42	9.39	8	2.13	-0.79	—	—	90
Year ended 3-31-2016	10.85	-5.18	9	2.09	-0.79	—	—	62
Year ended 3-31-2015	12.36	8.80	11	2.08	-0.79	—	—	65
Year ended 3-31-2014	12.32	21.62	11	2.12	-0.62	—	—	61
Class C Shares								
Year ended 3-31-2018	12.69	15.39	70	1.89	-0.50	—	—	51
Year ended 3-31-2017	11.81	9.60	116	1.92	-0.57	—	—	90
Year ended 3-31-2016	11.19	-5.00	129	1.91	-0.61	—	—	62
Year ended 3-31-2015	12.71	9.04	160	1.90	-0.62	—	—	65
Year ended 3-31-2014	12.63	21.79	144	1.94	-0.44	—	—	61
Class E Shares								
Year ended 3-31-2018	14.71	16.22	14	1.13	0.25	1.31	0.07	51
Year ended 3-31-2017	13.50	10.49	12	1.16	0.19	1.42	-0.07	90
Year ended 3-31-2016	12.67	-4.39	10	1.29	0.02	1.43	-0.12	62
Year ended 3-31-2015	14.23	9.60	10	1.35	-0.06	1.43	-0.14	65
Year ended 3-31-2014	14.00	22.57	7	1.35	0.15	1.51	-0.01	61
Class I Shares								
Year ended 3-31-2018	16.48	16.60	1,216	0.82	0.56	0.84	0.54	51
Year ended 3-31-2017	15.01	10.76	384	0.84	0.52	0.91	0.45	90
Year ended 3-31-2016	14.05	-3.93	172	0.84	0.46	0.90	0.40	62
Year ended 3-31-2015	15.67	10.14	234	0.84	0.45	0.90	0.39	65
Year ended 3-31-2014	15.29	23.18	153	0.84	0.63	0.91	0.56	61
Class N Shares[5]								
Year ended 3-31-2018	16.51	16.74	71	0.73	0.64	—	—	51
Year ended 3-31-2017	15.03	10.84	112	0.76	0.58	—	—	90
Year ended 3-31-2016	14.07	-3.84	149	0.75	0.63	—	—	62
Year ended 3-31-2015[6]	15.69	7.39	4	0.75[7]	0.60[7]	—	—	65[8]
Class R Shares								
Year ended 3-31-2018	14.67	15.91	2	1.46	-0.08	—	—	51
Year ended 3-31-2017	13.47	10.01	3	1.51	-0.15	—	—	90
Year ended 3-31-2016	12.67	-4.53	2	1.50	-0.18	—	—	62
Year ended 3-31-2015	14.23	9.40	2	1.50	-0.22	—	—	65
Year ended 3-31-2014	14.01	22.41	2	1.50	0.04	—	—	61
Class Y Shares								
Year ended 3-31-2018	16.02	16.61	50	0.84	0.55	1.10	0.29	51
Year ended 3-31-2017	14.61	10.75	64	0.84	0.49	1.15	0.18	90
Year ended 3-31-2016	13.69	-3.91	113	0.84	0.46	1.15	0.15	62
Year ended 3-31-2015	15.29	10.18	105	0.84	0.45	1.15	0.14	65
Year ended 3-31-2014	14.94	23.14	68	0.84	0.64	1.16	0.32	61

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 17.15	$ 0.08	$ 1.00	$ 1.08	$ (0.15)	$—	$ (0.15)
Year ended 3-31-2017	14.33	0.14	2.74	2.88	(0.06)	—	(0.06)
Year ended 3-31-2016	16.52	0.13	(2.19)	(2.06)	(0.13)	—	(0.13)
Year ended 3-31-2015	17.96	0.04	(1.48)	(1.44)	—	—	—
Year ended 3-31-2014	14.68	(0.03)	3.32	3.29	(0.01)	—	(0.01)
Class B Shares[4]							
Year ended 3-31-2018	15.58	(0.14)	0.90	0.76	—	—	—
Year ended 3-31-2017	13.15	(0.07)	2.50	2.43	—	—	—
Year ended 3-31-2016	15.20	(0.04)	(2.01)	(2.05)	—	—	—
Year ended 3-31-2015	16.72	(0.15)	(1.37)	(1.52)	—	—	—
Year ended 3-31-2014	13.81	(0.19)	3.10	2.91	—	—	—
Class C Shares							
Year ended 3-31-2018	16.12	(0.03)	0.94	0.91	(0.04)	—	(0.04)
Year ended 3-31-2017	13.50	0.03	2.59	2.62	—	—	—
Year ended 3-31-2016	15.56	0.04	(2.06)	(2.02)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.03	(0.07)	(1.40)	(1.47)	—	—	—
Year ended 3-31-2014	13.99	(0.12)	3.16	3.04	—	—	—
Class I Shares							
Year ended 3-31-2018	17.53	0.17	1.01	1.18	(0.23)	—	(0.23)
Year ended 3-31-2017	14.64	0.16	2.87	3.03	(0.14)	—	(0.14)
Year ended 3-31-2016	16.94	0.21	(2.25)	(2.04)	(0.26)	—	(0.26)
Year ended 3-31-2015	18.33	0.12	(1.51)	(1.39)	—	—	—
Year ended 3-31-2014	14.98	0.05	3.39	3.44	(0.09)	—	(0.09)
Class N Shares[5]							
Year ended 3-31-2018	17.57	0.21	1.01	1.22	(0.26)	—	(0.26)
Year ended 3-31-2017	14.68	0.22	2.83	3.05	(0.16)	—	(0.16)
Year ended 3-31-2016	16.95	0.24	(2.25)	(2.01)	(0.26)	—	(0.26)
Year ended 3-31-2015[6]	18.57	0.08	(1.70)	(1.62)	—	—	—
Class R Shares							
Year ended 3-31-2018	17.13	0.06	0.99	1.05	(0.13)	—	(0.13)
Year ended 3-31-2017	14.32	0.10	2.76	2.86	(0.05)	—	(0.05)
Year ended 3-31-2016	16.47	0.11	(2.17)	(2.06)	(0.09)	—	(0.09)
Year ended 3-31-2015	17.94	0.02	(1.49)	(1.47)	—	—	—
Year ended 3-31-2014	14.68	(0.05)	3.32	3.27	(0.01)	—	(0.01)
Class Y Shares							
Year ended 3-31-2018	17.39	0.12	1.01	1.13	(0.19)	—	(0.19)
Year ended 3-31-2017	14.53	0.16	2.80	2.96	(0.10)	—	(0.10)
Year ended 3-31-2016	16.77	0.17	(2.23)	(2.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	18.20	0.07	(1.50)	(1.43)	—	—	—
Year ended 3-31-2014	14.86	(0.01)	3.39	3.38	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$18.08	6.30%	$ 96	1.59%	0.47%	1.75%	0.31%	33%
Year ended 3-31-2017	17.15	20.10	98	1.65	0.91	1.81	0.75	51
Year ended 3-31-2016	14.33	-12.51	192	1.60	0.86	1.75	0.71	18
Year ended 3-31-2015	16.52	-8.02	288	1.56	0.24	1.70	0.10	28
Year ended 3-31-2014	17.96	22.41	332	1.61	-0.20	1.75	-0.34	47
Class B Shares[4]								
Year ended 3-31-2018	16.34	4.88	1	2.96	-0.86	3.12	-1.02	33
Year ended 3-31-2017	15.58	18.48	1	2.94	-0.53	3.10	-0.69	51
Year ended 3-31-2016	13.15	-13.49	1	2.77	-0.30	2.92	-0.45	18
Year ended 3-31-2015	15.20	-9.09	2	2.73	-0.91	2.87	-1.05	28
Year ended 3-31-2014	16.72	21.07	4	2.72	-1.23	2.86	-1.37	47
Class C Shares								
Year ended 3-31-2018	16.99	5.65	3	2.19	-0.18	2.35	-0.34	33
Year ended 3-31-2017	16.12	19.41	14	2.21	0.19	2.37	0.03	51
Year ended 3-31-2016	13.50	-12.98	15	2.20	0.25	2.35	0.10	18
Year ended 3-31-2015	15.56	-8.63	19	2.19	-0.39	2.33	-0.53	28
Year ended 3-31-2014	17.03	21.73	24	2.22	-0.78	2.36	-0.92	47
Class I Shares								
Year ended 3-31-2018	18.48	6.73	77	1.16	0.91	1.32	0.75	33
Year ended 3-31-2017	17.53	20.70	96	1.17	0.96	1.33	0.80	51
Year ended 3-31-2016	14.64	-12.11	4	1.14	1.32	1.29	1.17	18
Year ended 3-31-2015	16.94	-7.58	5	1.12	0.64	1.26	0.50	28
Year ended 3-31-2014	18.33	22.98	7	1.14	0.27	1.28	0.13	47
Class N Shares[5]								
Year ended 3-31-2018	18.53	6.94	—*	0.99	1.18	1.15	1.02	33
Year ended 3-31-2017	17.57	20.81	1	1.00	1.41	1.16	1.25	51
Year ended 3-31-2016	14.68	-11.92	1	0.98	1.48	1.13	1.33	18
Year ended 3-31-2015[6]	16.95	-8.72	1	0.95[7]	0.72[7]	1.09[7]	0.58[7]	28[8]
Class R Shares								
Year ended 3-31-2018	18.05	6.13	—*	1.72	0.32	1.88	0.16	33
Year ended 3-31-2017	17.13	19.96	—*	1.75	0.64	1.91	0.48	51
Year ended 3-31-2016	14.32	-12.53	—*	1.73	0.73	1.88	0.58	18
Year ended 3-31-2015	16.47	-8.19	—*	1.72	0.09	1.86	-0.05	28
Year ended 3-31-2014	17.94	22.30	—*	1.72	-0.28	1.86	-0.42	47
Class Y Shares								
Year ended 3-31-2018	18.33	6.48	2	1.39	0.66	1.55	0.50	33
Year ended 3-31-2017	17.39	20.38	2	1.41	1.00	1.57	0.84	51
Year ended 3-31-2016	14.53	-12.32	2	1.40	1.13	1.55	0.98	18
Year ended 3-31-2015	16.77	-7.86	3	1.38	0.41	1.52	0.27	28
Year ended 3-31-2014	18.20	22.76	4	1.35	-0.04	1.49	-0.18	47

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$16.95	$ 0.01	$ 4.64	$ 4.65	$ —*	$—	$ —*
Year ended 3-31-2017	13.59	(0.02)	3.38	3.36	—	—	—
Year ended 3-31-2016	16.04	0.00*	(2.33)	(2.33)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.04	0.04	1.08	1.12	(0.12)	—	(0.12)
Year ended 3-31-2014	13.88	0.02	1.22	1.24	(0.08)	—	(0.08)
Class B Shares[4]							
Year ended 3-31-2018	14.01	(0.14)	3.81	3.67	—	—	—
Year ended 3-31-2017	11.34	(0.14)	2.81	2.67	—	—	—
Year ended 3-31-2016	13.48	(0.12)	(1.95)	(2.07)	(0.07)	—	(0.07)
Year ended 3-31-2015	12.66	(0.10)	0.92	0.82	—	—	—
Year ended 3-31-2014	11.78	(0.12)	1.00	0.88	—	—	—
Class C Shares							
Year ended 3-31-2018	14.65	(0.12)	4.01	3.89	—	—	—
Year ended 3-31-2017	11.84	(0.12)	2.93	2.81	—	—	—
Year ended 3-31-2016	14.05	(0.11)	(2.03)	(2.14)	(0.07)	—	(0.07)
Year ended 3-31-2015	13.20	(0.09)	0.95	0.86	(0.01)	—	(0.01)
Year ended 3-31-2014	12.23	(0.07)	1.06	0.99	(0.02)	—	(0.02)
Class E Shares[5]							
Year ended 3-31-2018	17.20	0.07	4.70	4.77	(0.03)	—	(0.03)
Year ended 3-31-2017	13.76	0.01	3.43	3.44	—	—	—
Year ended 3-31-2016	16.23	0.03	(2.37)	(2.34)	(0.13)	—	(0.13)
Year ended 3-31-2015	15.23	0.05	1.10	1.15	(0.15)	—	(0.15)
Year ended 3-31-2014	14.04	0.06	1.25	1.31	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2018	17.47	0.09	4.80	4.89	(0.06)	—	(0.06)
Year ended 3-31-2017	13.96	0.03	3.48	3.51	—	—	—
Year ended 3-31-2016	16.45	0.05	(2.40)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015	15.43	0.08	1.11	1.19	(0.17)	—	(0.17)
Year ended 3-31-2014	14.23	0.09	1.26	1.35	(0.15)	—	(0.15)
Class N Shares[6]							
Year ended 3-31-2018	17.56	0.12	4.80	4.92	(0.06)	—	(0.06)
Year ended 3-31-2017	14.01	0.06	3.49	3.55	—	—	—
Year ended 3-31-2016	16.50	0.06	(2.41)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015[7]	16.41	(0.03)	0.26	0.23	(0.14)	—	(0.14)
Class R Shares							
Year ended 3-31-2018	16.83	(0.04)	4.61	4.57	—	—	—
Year ended 3-31-2017	13.53	(0.07)	3.37	3.30	—	—	—
Year ended 3-31-2016	16.01	(0.05)	(2.32)	(2.37)	(0.11)	—	(0.11)
Year ended 3-31-2015	15.02	(0.02)	1.09	1.07	(0.08)	—	(0.08)
Year ended 3-31-2014	13.87	(0.01)	1.23	1.22	(0.07)	—	(0.07)
Class T Shares							
Year ended 3-31-2018[10]	17.95	0.01	3.68	3.69	(0.01)	—	(0.01)
Class Y Shares							
Year ended 3-31-2018	17.27	0.02	4.74	4.76	(0.01)	—	(0.01)
Year ended 3-31-2017	13.84	(0.02)	3.45	3.43	—	—	—
Year ended 3-31-2016	16.33	0.05	(2.42)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.33	0.03	1.10	1.13	(0.13)	—	(0.13)
Year ended 3-31-2014	14.13	0.05	1.26	1.31	(0.11)	—	(0.11)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class is closed to investment.

(6) Effective March 3, 2017 Class R6 has been renamed Class N.

(7) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(8) Annualized.

(9) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(11) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 21.60	27.44%	$ 569	1.44%	0.07%	—%	—%	38%
Year ended 3-31-2017	16.95	24.72	293	1.55	-0.14	1.68	-0.27	59
Year ended 3-31-2016	13.59	-14.49	360	1.50	0.02	1.67	-0.15	98
Year ended 3-31-2015	16.04	7.48	436	1.50	0.23	1.67	0.06	103
Year ended 3-31-2014	15.04	8.95	536	1.73	0.17	—	—	138
Class B Shares[4]								
Year ended 3-31-2018	17.68	26.27	5	2.40	-0.83	—	—	38
Year ended 3-31-2017	14.01	23.54	4	2.50	-1.10	2.78	-1.38	59
Year ended 3-31-2016	11.34	-15.38	4	2.50	-0.99	2.72	-1.21	98
Year ended 3-31-2015	13.48	6.48	7	2.50	-0.75	2.71	-0.96	103
Year ended 3-31-2014	12.66	7.47	9	3.00	-1.04	—	—	138
Class C Shares								
Year ended 3-31-2018	18.54	26.55	95	2.13	-0.66	—	—	38
Year ended 3-31-2017	14.65	23.73	37	2.36	-0.96	—	—	59
Year ended 3-31-2016	11.84	-15.20	32	2.35	-0.83	—	—	98
Year ended 3-31-2015	14.05	6.56	35	2.40	-0.66	—	—	103
Year ended 3-31-2014	13.20	8.06	44	2.47	-0.59	—	—	138
Class E Shares[5]								
Year ended 3-31-2018	21.94	27.75	—*	1.21	0.35	—	—	38
Year ended 3-31-2017	17.20	25.00	—*	1.35	0.05	—	—	59
Year ended 3-31-2016	13.76	-14.40	—*	1.35	0.17	—	—	98
Year ended 3-31-2015	16.23	7.63	—*	1.34	0.34	—	—	103
Year ended 3-31-2014	15.23	9.35	—*	1.35	0.44	—	—	138
Class I Shares								
Year ended 3-31-2018	22.30	28.03	1,689	0.99	0.44	1.10	0.33	38
Year ended 3-31-2017	17.47	25.14	465	1.19	0.20	1.23	0.16	59
Year ended 3-31-2016	13.96	-14.30	116	1.22	0.35	—	—	98
Year ended 3-31-2015	16.45	7.78	117	1.23	0.49	—	—	103
Year ended 3-31-2014	15.43	9.52	139	1.22	0.62	—	—	138
Class N Shares[6]								
Year ended 3-31-2018	22.42	28.07	310	0.95	0.58	—	—	38
Year ended 3-31-2017	17.56	25.34	18	1.07	0.37	—	—	59
Year ended 3-31-2016	14.01	-14.20	7	1.09	0.43	—	—	98
Year ended 3-31-2015[7]	16.50	1.47	6	1.08[8]	-0.30[8]	—	—	103[9]
Class R Shares								
Year ended 3-31-2018	21.40	27.15	20	1.70	-0.19	—	—	38
Year ended 3-31-2017	16.83	24.39	11	1.82	-0.44	—	—	59
Year ended 3-31-2016	13.53	-14.82	5	1.85	-0.37	—	—	98
Year ended 3-31-2015	16.01	7.13	1	1.83	-0.16	—	—	103
Year ended 3-31-2014	15.02	8.75	1	1.83	-0.05	—	—	138
Class T Shares								
Year ended 3-31-2018[10]	21.63	20.54	—*	1.20[8]	0.09[8]	—	—	38[11]
Class Y Shares								
Year ended 3-31-2018	22.02	27.58	68	1.36	0.12	—	—	38
Year ended 3-31-2017	17.27	24.78	21	1.50	-0.14	—	—	59
Year ended 3-31-2016	13.84	-14.48	10	1.47	0.33	—	—	98
Year ended 3-31-2015	16.33	7.41	10	1.50	0.20	1.53	0.17	103
Year ended 3-31-2014	15.33	9.19	11	1.47	0.34	—	—	138

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$28.53	$ 0.35	$ 4.11	$ 4.46	$(0.33)	$—	$(0.33)
Year ended 3-31-2017	26.29	0.53	2.07	2.60	(0.36)	—	(0.36)
Year ended 3-31-2016	29.19	0.13	(2.93)	(2.80)	(0.10)	—	(0.10)
Year ended 3-31-2015	29.76	0.17	(0.24)	(0.07)	(0.50)	—	(0.50)
Year ended 3-31-2014	24.70	0.32	4.82	5.14	(0.08)	—	(0.08)
Class B Shares[3]							
Year ended 3-31-2018	26.26	0.03	3.77	3.80	(0.09)	—	(0.09)
Year ended 3-31-2017	24.31	0.12	2.00	2.12	(0.17)	—	(0.17)
Year ended 3-31-2016	27.21	(0.13)	(2.77)	(2.90)	—	—	—
Year ended 3-31-2015	27.66	(0.14)	(0.22)	(0.36)	(0.09)	—	(0.09)
Year ended 3-31-2014	23.16	0.01	4.49	4.50	—	—	—
Class C Shares							
Year ended 3-31-2018	26.94	0.14	3.87	4.01	(0.17)	—	(0.17)
Year ended 3-31-2017	24.89	0.24	2.06	2.30	(0.25)	—	(0.25)
Year ended 3-31-2016	27.73	(0.06)	(2.78)	(2.84)	—	—	—
Year ended 3-31-2015	28.25	(0.02)	(0.21)	(0.23)	(0.29)	—	(0.29)
Year ended 3-31-2014	23.53	0.16	4.56	4.72	—	—	—
Class E Shares[4]							
Year ended 3-31-2018	28.74	0.45	4.15	4.60	(0.44)	—	(0.44)
Year ended 3-31-2017	26.46	0.48	2.25	2.73	(0.45)	—	(0.45)
Year ended 3-31-2016	29.36	0.24	(2.98)	(2.74)	(0.16)	—	(0.16)
Year ended 3-31-2015	29.93	0.27	(0.21)	0.06	(0.63)	—	(0.63)
Year ended 3-31-2014	24.84	0.44	4.85	5.29	(0.20)	—	(0.20)
Class I Shares							
Year ended 3-31-2018	28.78	0.52	4.13	4.65	(0.47)	—	(0.47)
Year ended 3-31-2017	26.50	0.39	2.37	2.76	(0.48)	—	(0.48)
Year ended 3-31-2016	29.39	0.20	(2.90)	(2.70)	(0.19)	—	(0.19)
Year ended 3-31-2015	29.97	0.32	(0.24)	0.08	(0.66)	—	(0.66)
Year ended 3-31-2014	24.87	0.48	4.85	5.33	(0.23)	—	(0.23)
Class N Shares[5]							
Year ended 3-31-2018	28.92	0.37	4.34	4.71	(0.52)	—	(0.52)
Year ended 3-31-2017	26.62	0.59	2.23	2.82	(0.52)	—	(0.52)
Year ended 3-31-2016	29.51	0.31	(2.98)	(2.67)	(0.22)	—	(0.22)
Year ended 3-31-2015[6]	29.18	0.05	0.85	0.90	(0.57)	—	(0.57)
Class R Shares							
Year ended 3-31-2018	28.50	0.29	4.11	4.40	(0.29)	—	(0.29)
Year ended 3-31-2017	26.27	0.34	2.23	2.57	(0.34)	—	(0.34)
Year ended 3-31-2016	29.18	0.08	(2.93)	(2.85)	(0.06)	—	(0.06)
Year ended 3-31-2015	29.75	0.12	(0.21)	(0.09)	(0.48)	—	(0.48)
Year ended 3-31-2014	24.70	0.31	4.82	5.13	(0.08)	—	(0.08)
Class Y Shares							
Year ended 3-31-2018	28.75	0.42	4.14	4.56	(0.41)	—	(0.41)
Year ended 3-31-2017	26.46	0.47	2.21	2.68	(0.39)	—	(0.39)
Year ended 3-31-2016	29.38	0.16	(2.95)	(2.79)	(0.13)	—	(0.13)
Year ended 3-31-2015	29.95	0.17	(0.16)	0.01	(0.58)	—	(0.58)
Year ended 3-31-2014	24.86	0.44	4.81	5.25	(0.16)	—	(0.16)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class is closed to investment.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$32.66	15.65%	$ 79	1.64%	1.10%	84%
Year ended 3-31-2017	28.53	9.98	75	1.71	2.00	79
Year ended 3-31-2016	26.29	-9.62	166	1.64	0.46	91
Year ended 3-31-2015	29.19	-0.13	150	1.70	0.57	172
Year ended 3-31-2014	29.76	20.83	163	1.76	1.17	116
Class B Shares[3]						
Year ended 3-31-2018	29.97	14.47	1	2.70	0.10	84
Year ended 3-31-2017	26.26	8.78	1	2.81	0.48	79
Year ended 3-31-2016	24.31	-10.66	1	2.73	-0.50	91
Year ended 3-31-2015	27.21	-1.27	2	2.90	-0.50	172
Year ended 3-31-2014	27.66	19.43	2	2.91	0.04	116
Class C Shares						
Year ended 3-31-2018	30.78	14.89	4	2.31	0.48	84
Year ended 3-31-2017	26.94	9.32	8	2.34	0.94	79
Year ended 3-31-2016	24.89	-10.24	11	2.29	-0.22	91
Year ended 3-31-2015	27.73	-0.75	10	2.35	-0.06	172
Year ended 3-31-2014	28.25	20.06	11	2.37	0.61	116
Class E Shares[4]						
Year ended 3-31-2018	32.90	16.04	—*	1.30	1.41	84
Year ended 3-31-2017	28.74	10.42	—*	1.33	1.79	79
Year ended 3-31-2016	26.46	-9.37	—*	1.31	0.84	91
Year ended 3-31-2015	29.36	0.30	—*	1.31	0.92	172
Year ended 3-31-2014	29.93	21.34	—*	1.33	1.62	116
Class I Shares						
Year ended 3-31-2018	32.96	16.18	66	1.21	1.65	84
Year ended 3-31-2017	28.78	10.54	92	1.22	1.44	79
Year ended 3-31-2016	26.50	-9.24	43	1.18	0.72	91
Year ended 3-31-2015	29.39	0.38	27	1.21	1.09	172
Year ended 3-31-2014	29.97	21.50	31	1.19	1.76	116
Class N Shares[5]						
Year ended 3-31-2018	33.11	16.34	98	1.03	1.13	84
Year ended 3-31-2017	28.92	10.71	1	1.06	2.17	79
Year ended 3-31-2016	26.62	-9.11	2	1.04	1.07	91
Year ended 3-31-2015[6]	29.51	3.20	2	1.08[7]	0.26[7]	172[8]
Class R Shares						
Year ended 3-31-2018	32.61	15.51	1	1.78	0.91	84
Year ended 3-31-2017	28.50	9.88	1	1.81	1.29	79
Year ended 3-31-2016	26.27	-9.77	—*	1.79	0.28	91
Year ended 3-31-2015	29.18	-0.21	—*	1.81	0.42	172
Year ended 3-31-2014	29.75	20.73	—*	1.79	1.15	116
Class Y Shares						
Year ended 3-31-2018	32.90	15.88	1	1.44	1.31	84
Year ended 3-31-2017	28.75	10.24	1	1.50	1.74	79
Year ended 3-31-2016	26.46	-9.52	1	1.47	0.57	91
Year ended 3-31-2015	29.38	0.15	2	1.47	0.58	172
Year ended 3-31-2014	29.95	21.17	3	1.46	1.57	116

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 9.68	$0.32	$ (0.11)	$ 0.21	$ (0.21)	$ —	$ (0.21)
Year ended 3-31-2017	9.17	0.34	0.37	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.06	0.34	(0.49)	(0.15)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.35	(0.19)	0.16	(0.34)	(0.02)	(0.36)
Class B Shares[4]							
Year ended 3-31-2018	9.67	0.23	(0.08)	0.15	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.38	0.64	(0.13)	—	(0.13)
Year ended 3-31-2016	9.58	0.27	(0.49)	(0.22)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.49)	(0.23)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Class C Shares							
Year ended 3-31-2018	9.68	0.23	(0.09)	0.14	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.39	0.65	(0.13)	—	(0.13)
Year ended 3-31-2016	9.59	0.27	(0.50)	(0.23)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.48)	(0.22)	(0.25)	—	(0.25)
Year ended 3-31-2014	10.25	0.27	(0.18)	0.09	(0.26)	(0.02)	(0.28)
Class I Shares							
Year ended 3-31-2018	9.68	0.34	(0.11)	0.23	(0.23)	—	(0.23)
Year ended 3-31-2017	9.16	0.34	0.40	0.74	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.49)	(0.13)	(0.30)	—	(0.30)
Year ended 3-31-2015	10.06	0.36	(0.48)	(0.12)	(0.35)	—	(0.35)
Year ended 3-31-2014	10.25	0.37	(0.18)	0.19	(0.36)	(0.02)	(0.38)
Class N Shares[5]							
Year ended 3-31-2018	9.68	0.33	(0.09)	0.24	(0.23)	—	(0.23)
Year ended 3-31-2017	9.17	0.33	0.40	0.73	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.48)	(0.12)	(0.30)	—	(0.30)
Year ended 3-31-2015[6]	10.15	0.24	(0.56)	(0.32)	(0.24)	—	(0.24)
Class R Shares							
Year ended 3-31-2018	9.66	0.26	(0.09)	0.17	(0.16)	—	(0.16)
Year ended 3-31-2017	9.15	0.27	0.39	0.66	(0.15)	—	(0.15)
Year ended 3-31-2016	9.57	0.29	(0.48)	(0.19)	(0.23)	—	(0.23)
Year ended 3-31-2015	10.05	0.29	(0.49)	(0.20)	(0.28)	—	(0.28)
Year ended 3-31-2014	10.24	0.29	(0.18)	0.11	(0.28)	(0.02)	(0.30)
Class Y Shares							
Year ended 3-31-2018	9.68	0.31	(0.09)	0.22	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.33	0.38	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.07	0.34	(0.50)	(0.16)	(0.32)	—	(0.32)
Year ended 3-31-2014	10.26	0.34	(0.18)	0.16	(0.33)	(0.02)	(0.35)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 0.99%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.74%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.74%.

(12) Expense ratio based on the period excluding reorganization expenses was 0.74%.

(13) Expense ratio based on the period excluding reorganization expenses was 0.99%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 9.68	2.16%	$265	1.01%[9]	3.22%	1.26%	2.97%	56%
Year ended 3-31-2017	9.68	7.81	47	0.99	3.63	1.33	3.29	20
Year ended 3-31-2016	9.17	-1.54	133	0.99	3.60	1.29	3.30	14
Year ended 3-31-2015	9.59	-1.54	177	0.99	3.39	1.22	3.16	26
Year ended 3-31-2014	10.06	1.65	187	0.99	3.43	1.25	3.17	21
Class B Shares[4]								
Year ended 3-31-2018	9.68	1.51	2	1.76[10]	2.40	2.24	1.92	56
Year ended 3-31-2017	9.67	7.01	3	1.74	2.73	2.15	2.32	20
Year ended 3-31-2016	9.16	-2.29	3	1.74	2.84	2.16	2.42	14
Year ended 3-31-2015	9.58	-2.36	5	1.74	2.64	2.10	2.28	26
Year ended 3-31-2014	10.06	0.90	6	1.74	2.67	2.10	2.31	21
Class C Shares								
Year ended 3-31-2018	9.68	1.40	13	1.76[11]	2.40	1.96	2.20	56
Year ended 3-31-2017	9.68	7.13	16	1.74	2.72	1.95	2.51	20
Year ended 3-31-2016	9.16	-2.39	20	1.74	2.85	1.91	2.68	14
Year ended 3-31-2015	9.59	-2.26	31	1.74	2.64	1.87	2.51	26
Year ended 3-31-2014	10.06	0.90	33	1.74	2.67	1.88	2.53	21
Class I Shares								
Year ended 3-31-2018	9.68	2.43	262	0.76[12]	3.44	0.94	3.26	56
Year ended 3-31-2017	9.68	8.19	88	0.74	3.54	0.95	3.33	20
Year ended 3-31-2016	9.16	-1.39	23	0.74	3.85	0.90	3.69	14
Year ended 3-31-2015	9.59	-1.29	53	0.74	3.65	0.87	3.52	26
Year ended 3-31-2014	10.06	1.91	58	0.74	3.67	0.89	3.52	21
Class N Shares[5]								
Year ended 3-31-2018	9.69	2.43	18	0.74	3.37	0.76	3.35	56
Year ended 3-31-2017	9.68	8.06	3	0.75	3.50	0.78	3.47	20
Year ended 3-31-2016	9.17	-1.30	—*	0.76	3.84	0.76	3.84	14
Year ended 3-31-2015[6]	9.59	-3.23	—*	0.70[7]	3.62[7]	—	—	26[8]
Class R Shares								
Year ended 3-31-2018	9.67	1.76	1	1.49	2.66	1.51	2.64	56
Year ended 3-31-2017	9.66	7.29	1	1.50	2.90	1.53	2.87	20
Year ended 3-31-2016	9.15	-2.02	—*	1.49	3.11	1.49	3.11	14
Year ended 3-31-2015	9.57	-2.10	—*	1.46	2.90	—	—	26
Year ended 3-31-2014	10.05	1.14	—*	1.48	2.93	—	—	21
Class Y Shares								
Year ended 3-31-2018	9.69	2.27	3	1.02[13]	3.13	1.16	2.99	56
Year ended 3-31-2017	9.68	7.81	3	0.99	3.43	1.18	3.24	20
Year ended 3-31-2016	9.17	-1.54	3	0.99	3.58	1.16	3.41	14
Year ended 3-31-2015	9.59	-1.63	5	0.99	3.40	1.12	3.27	26
Year ended 3-31-2014	10.07	1.65	8	0.99	3.42	1.13	3.28	21

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$12.48	$0.32	$ 1.34	$ 1.66	$(0.30)	$ —	$(0.30)
Year ended 3-31-2017	11.88	0.53	0.50	1.03	(0.43)	—	(0.43)
Year ended 3-31-2016	13.32	0.40	(1.09)	(0.69)	(0.39)	(0.36)	(0.75)
Year ended 3-31-2015	13.27	0.39	0.36	0.75	(0.44)	(0.26)	(0.70)
Year ended 3-31-2014	11.82	0.57	1.44	2.01	(0.46)	(0.10)	(0.56)
Class B Shares[4]							
Year ended 3-31-2018	12.47	0.23	1.34	1.57	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.35	0.60	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.32	(1.09)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.32	0.34	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.47	1.46	1.93	(0.37)	(0.10)	(0.47)
Class C Shares							
Year ended 3-31-2018	12.47	0.23	1.35	1.58	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.36	0.59	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.31	(1.08)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.30	0.36	0.66	(0.36)	(0.26)	(0.62)
Year ended 3-31-2014	11.81	0.50	1.44	1.94	(0.38)	(0.10)	(0.48)
Class E Shares							
Year ended 3-31-2018[5]	14.33	0.03	(0.52)	(0.49)	—*	—	—*
Class I Shares							
Year ended 3-31-2018	12.48	0.37	1.34	1.71	(0.34)	—	(0.34)
Year ended 3-31-2017	11.88	0.39	0.68	1.07	(0.47)	—	(0.47)
Year ended 3-31-2016	13.33	0.45	(1.10)	(0.65)	(0.44)	(0.36)	(0.80)
Year ended 3-31-2015	13.28	0.43	0.37	0.80	(0.49)	(0.26)	(0.75)
Year ended 3-31-2014	11.82	0.61	1.46	2.07	(0.51)	(0.10)	(0.61)
Class N Shares[8]							
Year ended 3-31-2018	12.49	0.35	1.39	1.74	(0.37)	—	(0.37)
Year ended 3-31-2017	11.89	0.48	0.61	1.09	(0.49)	—	(0.49)
Year ended 3-31-2016	13.33	0.47	(1.09)	(0.62)	(0.46)	(0.36)	(0.82)
Year ended 3-31-2015[9]	13.37	0.25	0.27	0.52	(0.30)	(0.26)	(0.56)
Class R Shares							
Year ended 3-31-2018	12.48	0.28	1.35	1.63	(0.27)	—	(0.27)
Year ended 3-31-2017	11.88	0.39	0.61	1.00	(0.40)	—	(0.40)
Year ended 3-31-2016	13.32	0.37	(1.09)	(0.72)	(0.36)	(0.36)	(0.72)
Year ended 3-31-2015	13.28	0.36	0.35	0.71	(0.41)	(0.26)	(0.67)
Year ended 3-31-2014	11.82	0.52	1.46	1.98	(0.42)	(0.10)	(0.52)
Class Y Shares							
Year ended 3-31-2018	12.48	0.33	1.35	1.68	(0.32)	—	(0.32)
Year ended 3-31-2017	11.87	0.44	0.61	1.05	(0.44)	—	(0.44)
Year ended 3-31-2016	13.32	0.42	(1.10)	(0.68)	(0.41)	(0.36)	(0.77)
Year ended 3-31-2015	13.28	0.41	0.35	0.76	(0.46)	(0.26)	(0.72)
Year ended 3-31-2014	11.82	0.58	1.46	2.04	(0.48)	(0.10)	(0.58)

*   Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(5) For the period from February 26, 2018 (commencement of operations of the class) through March 31, 2018.
(6) Annualized.
(7) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.
(8) Effective March 3, 2017 Class R6 has been renamed Class N.
(9) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.
(10) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.
(11) Expense ratio based on the period excluding reorganization expenses was 1.28%.
(12) Expense ratio based on the period excluding reorganization expenses was 1.95%.
(13) Expense ratio based on the period excluding reorganization expenses was 1.13%.
(14) Expense ratio based on the period excluding reorganization expenses was 1.19%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$13.84	13.44%	$494	1.29%[11]	2.34%	—%	—%	55%
Year ended 3-31-2017	12.48	8.87	70	1.30	4.45	1.38	4.37	103
Year ended 3-31-2016	11.88	-5.22	248	1.30	3.19	1.36	3.13	73
Year ended 3-31-2015	13.32	5.84	253	1.30	2.94	1.38	2.86	137
Year ended 3-31-2014	13.27	17.46	184	1.30	4.51	1.48	4.33	98
Class B Shares[4]								
Year ended 3-31-2018	13.81	12.81	8	1.97[12]	1.69	—	—	55
Year ended 3-31-2017	12.47	8.17	2	1.95	2.88	—	—	103
Year ended 3-31-2016	11.87	-5.84	2	1.94	2.56	—	—	73
Year ended 3-31-2015	13.31	5.08	2	1.98	2.40	—	—	137
Year ended 3-31-2014	13.27	16.68	2	2.04	3.73	2.05	3.72	98
Class C Shares								
Year ended 3-31-2018	13.82	12.80	39	1.93	1.72	—	—	55
Year ended 3-31-2017	12.47	8.17	12	1.95	2.95	—	—	103
Year ended 3-31-2016	11.87	-5.83	14	1.93	2.51	—	—	73
Year ended 3-31-2015	13.31	5.10	13	1.95	2.28	—	—	137
Year ended 3-31-2014	13.27	16.75	8	1.99	3.91	2.04	3.86	98
Class E Shares								
Year ended 3-31-2018[5]	13.84	-3.40	6	1.17[6][13]	2.32[6]	1.32[6]	2.17[6]	55[7]
Class I Shares								
Year ended 3-31-2018	13.85	13.88	523	1.00	2.75	—	—	55
Year ended 3-31-2017	12.48	9.26	250	0.94	3.18	0.96	3.16	103
Year ended 3-31-2016	11.88	-4.96	20	0.94	3.57	0.95	3.56	73
Year ended 3-31-2015	13.33	6.22	22	0.94	3.21	0.98	3.17	137
Year ended 3-31-2014	13.28	17.97	15	0.94	4.86	1.06	4.74	98
Class N Shares[8]								
Year ended 3-31-2018	13.86	14.07	5	0.86	2.58	—	—	55
Year ended 3-31-2017	12.49	9.39	1	0.81	3.99	—	—	103
Year ended 3-31-2016	11.89	-4.74	1	0.81	3.73	—	—	73
Year ended 3-31-2015[9]	13.33	4.05	1	0.83[6]	2.94[6]	—	—	137[10]
Class R Shares								
Year ended 3-31-2018	13.84	13.20	1	1.58	2.07	—	—	55
Year ended 3-31-2017	12.48	8.58	—*	1.56	3.23	—	—	103
Year ended 3-31-2016	11.88	-5.46	—*	1.56	2.96	—	—	73
Year ended 3-31-2015	13.32	5.47	—*	1.58	2.75	—	—	137
Year ended 3-31-2014	13.28	17.11	—*	1.65	4.11	1.66	4.10	98
Class Y Shares								
Year ended 3-31-2018	13.84	13.57	9	1.23[14]	2.46	1.23	2.46	55
Year ended 3-31-2017	12.48	9.08	4	1.19	3.67	1.21	3.65	103
Year ended 3-31-2016	11.87	-5.15	4	1.19	3.32	1.22	3.29	73
Year ended 3-31-2015	13.32	5.88	5	1.19	3.11	1.23	3.07	137
Year ended 3-31-2014	13.28	17.68	4	1.19	4.60	1.31	4.48	98

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$42.67	$ 0.25	$ 7.26	$ 7.51	$(0.06)	$(3.34)	$(3.40)
Year ended 3-31-2017	39.23	0.04	3.40	3.44	—	—	—
Year ended 3-31-2016	42.75	(0.09)	(2.49)	(2.58)	(0.04)	(0.90)	(0.94)
Year ended 3-31-2015	41.15	0.19	1.95	2.14	(0.03)	(0.51)	(0.54)
Year ended 3-31-2014	35.50	0.19	5.92	6.11	(0.46)	—	(0.46)
Class B Shares[3]							
Year ended 3-31-2018	36.62	(0.31)	6.33	6.02	—	(3.14)	(3.14)
Year ended 3-31-2017	34.07	(0.45)	3.00	2.55	—	—	—
Year ended 3-31-2016	37.61	(0.44)	(2.20)	(2.64)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.59	(0.15)	1.68	1.53	—	(0.51)	(0.51)
Year ended 3-31-2014	31.63	(0.16)	5.25	5.09	(0.13)	—	(0.13)
Class C Shares							
Year ended 3-31-2018	36.98	(0.26)	6.42	6.16	—	(3.21)	(3.21)
Year ended 3-31-2017	34.26	(0.29)	3.01	2.72	—	—	—
Year ended 3-31-2016	37.68	(0.34)	(2.18)	(2.52)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.57	(0.09)	1.71	1.62	—	(0.51)	(0.51)
Year ended 3-31-2014	31.61	(0.08)	5.22	5.14	(0.18)	—	(0.18)
Class E Shares[4]							
Year ended 3-31-2018	42.94	0.16	7.49	7.65	(0.13)	(3.34)	(3.47)
Year ended 3-31-2017	39.38	0.07	3.49	3.56	—	—	—
Year ended 3-31-2016	42.83	0.02	(2.50)	(2.48)	(0.07)	(0.90)	(0.97)
Year ended 3-31-2015	41.19	0.31	1.94	2.25	(0.10)	(0.51)	(0.61)
Year ended 3-31-2014	35.53	0.32	5.89	6.21	(0.55)	—	(0.55)
Class I Shares							
Year ended 3-31-2018	43.44	0.25	7.53	7.78	(0.16)	(3.34)	(3.50)
Year ended 3-31-2017	39.81	0.04	3.59	3.63	—	—	—
Year ended 3-31-2016	43.24	0.05	(2.49)	(2.44)	(0.09)	(0.90)	(0.99)
Year ended 3-31-2015	41.57	0.35	1.96	2.31	(0.13)	(0.51)	(0.64)
Year ended 3-31-2014	35.85	0.40	5.92	6.32	(0.60)	—	(0.60)
Class N Shares[5]							
Year ended 3-31-2018	43.64	0.20	7.71	7.91	(0.22)	(3.34)	(3.56)
Year ended 3-31-2017	39.92	0.10	3.62	3.72	—	—	—
Year ended 3-31-2016	43.32	0.13	(2.52)	(2.39)	(0.11)	(0.90)	(1.01)
Year ended 3-31-2015[6]	42.56	0.15	1.22	1.37	(0.10)	(0.51)	(0.61)
Class R Shares							
Year ended 3-31-2018	42.41	(0.07)	7.39	7.32	—	(3.32)	(3.32)
Year ended 3-31-2017	39.08	(0.14)	3.47	3.33	—	—	—
Year ended 3-31-2016	42.64	(0.20)	(2.46)	(2.66)	—	(0.90)	(0.90)
Year ended 3-31-2015	41.11	0.01	2.03	2.04	—	(0.51)	(0.51)
Year ended 3-31-2014	35.48	0.13	5.88	6.01	(0.38)	—	(0.38)
Class Y Shares							
Year ended 3-31-2018	42.86	0.12	7.44	7.56	(0.08)	(3.34)	(3.42)
Year ended 3-31-2017	39.37	0.00*	3.49	3.49	—	—	—
Year ended 3-31-2016	42.86	(0.05)	(2.49)	(2.54)	(0.05)	(0.90)	(0.95)
Year ended 3-31-2015	41.23	0.24	1.96	2.20	(0.06)	(0.51)	(0.57)
Year ended 3-31-2014	35.57	0.30	5.87	6.17	(0.51)	—	(0.51)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class is closed to investment.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.11%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$46.78	17.92%	$510	1.38%	0.53%	46%
Year ended 3-31-2017	42.67	8.77	115	1.48	0.11	66
Year ended 3-31-2016	39.23	-6.12	375	1.47	-0.22	51
Year ended 3-31-2015	42.75	5.26	409	1.45	0.47	61
Year ended 3-31-2014	41.15	17.26	340	1.49	0.50	46
Class B Shares[3]						
Year ended 3-31-2018	39.50	16.79	2	2.40	-0.79	46
Year ended 3-31-2017	36.62	7.48	2	2.67	-1.30	66
Year ended 3-31-2016	34.07	-7.12	3	2.52	-1.22	51
Year ended 3-31-2015	37.61	4.25	4	2.43	-0.40	61
Year ended 3-31-2014	36.59	16.13	5	2.47	-0.46	46
Class C Shares						
Year ended 3-31-2018	39.93	16.99	11	2.18	-0.65	46
Year ended 3-31-2017	36.98	7.94	25	2.21	-0.84	66
Year ended 3-31-2016	34.26	-6.79	25	2.22	-0.96	51
Year ended 3-31-2015	37.68	4.51	26	2.21	-0.25	61
Year ended 3-31-2014	36.57	16.30	28	2.31	-0.23	46
Class E Shares[4]						
Year ended 3-31-2018	47.12	18.17	—*	1.20	0.34	46
Year ended 3-31-2017	42.94	9.04	—*	1.21	0.17	66
Year ended 3-31-2016	39.38	-5.87	—*	1.20	0.05	51
Year ended 3-31-2015	42.83	5.55	—*	1.21	0.74	61
Year ended 3-31-2014	41.19	17.58	—*	1.22	0.84	46
Class I Shares						
Year ended 3-31-2018	47.72	18.27	437	1.13[9]	0.54	46
Year ended 3-31-2017	43.44	9.12	270	1.11	0.10	66
Year ended 3-31-2016	39.81	-5.73	78	1.09	0.13	51
Year ended 3-31-2015	43.24	5.66	77	1.09	0.84	61
Year ended 3-31-2014	41.57	17.73	66	1.11	1.02	46
Class N Shares[5]						
Year ended 3-31-2018	47.99	18.45	24	0.95	0.42	46
Year ended 3-31-2017	43.64	9.32	7	0.95	0.24	66
Year ended 3-31-2016	39.92	-5.61	3	0.94	0.31	51
Year ended 3-31-2015[6]	43.32	3.31	3	0.95[7]	0.55[7]	61[8]
Class R Shares						
Year ended 3-31-2018	46.41	17.58	2	1.69	-0.15	46
Year ended 3-31-2017	42.41	8.52	2	1.69	-0.35	66
Year ended 3-31-2016	39.08	-6.32	2	1.68	-0.50	51
Year ended 3-31-2015	42.64	5.03	1	1.69	0.02	61
Year ended 3-31-2014	41.11	17.01	—*	1.70	0.33	46
Class Y Shares						
Year ended 3-31-2018	47.00	17.96	10	1.36	0.25	46
Year ended 3-31-2017	42.86	8.86	14	1.36	0.00	66
Year ended 3-31-2016	39.37	-6.00	17	1.36	-0.13	51
Year ended 3-31-2015	42.86	5.40	11	1.35	0.57	61
Year ended 3-31-2014	41.23	17.38	11	1.38	0.79	46

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$14.93	$0.60	$ 0.21	$ 0.81	$(0.56)	$—	$(0.56)
Year ended 3-31-2017	13.96	0.64	0.88	1.52	(0.55)	—	(0.55)
Year ended 3-31-2016	15.42	0.59	(1.46)	(0.87)	(0.59)	—	(0.59)
Year ended 3-31-2015	15.58	0.62	(0.18)	0.44	(0.60)	—	(0.60)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Class B Shares[4]							
Year ended 3-31-2018	14.66	0.47	0.18	0.65	(0.43)	—	(0.43)
Year ended 3-31-2017	13.72	0.45	0.92	1.37	(0.43)	—	(0.43)
Year ended 3-31-2016	15.15	0.46	(1.43)	(0.97)	(0.46)	—	(0.46)
Year ended 3-31-2015	15.32	0.48	(0.18)	0.30	(0.47)	—	(0.47)
Year ended 3-31-2014	14.55	0.52	0.70	1.22	(0.45)	—	(0.45)
Class C Shares							
Year ended 3-31-2018	14.75	0.50	0.20	0.70	(0.46)	—	(0.46)
Year ended 3-31-2017	13.80	0.48	0.94	1.42	(0.47)	—	(0.47)
Year ended 3-31-2016	15.24	0.49	(1.43)	(0.94)	(0.50)	—	(0.50)
Year ended 3-31-2015	15.41	0.51	(0.18)	0.33	(0.50)	—	(0.50)
Year ended 3-31-2014	14.64	0.57	0.70	1.27	(0.50)	—	(0.50)
Class E Shares							
Year ended 3-31-2018	14.94	0.58	0.21	0.79	(0.55)	—	(0.55)
Year ended 3-31-2017	13.97	0.55	0.97	1.52	(0.55)	—	(0.55)
Year ended 3-31-2016	15.42	0.58	(1.45)	(0.87)	(0.58)	—	(0.58)
Year ended 3-31-2015	15.58	0.62	(0.19)	0.43	(0.59)	—	(0.59)
Year ended 3-31-2014	14.79	0.68	0.70	1.38	(0.59)	—	(0.59)
Class I Shares							
Year ended 3-31-2018	15.06	0.65	0.21	0.86	(0.61)	—	(0.61)
Year ended 3-31-2017	14.08	0.57	1.01	1.58	(0.60)	—	(0.60)
Year ended 3-31-2016	15.54	0.64	(1.46)	(0.82)	(0.64)	—	(0.64)
Year ended 3-31-2015	15.70	0.67	(0.17)	0.50	(0.66)	—	(0.66)
Year ended 3-31-2014	14.90	0.74	0.71	1.45	(0.65)	—	(0.65)
Class N Shares[5]							
Year ended 3-31-2018	15.07	0.63	0.26	0.89	(0.64)	—	(0.64)
Year ended 3-31-2017	14.09	0.65	0.95	1.60	(0.62)	—	(0.62)
Year ended 3-31-2016	15.55	0.67	(1.47)	(0.80)	(0.66)	—	(0.66)
Year ended 3-31-2015[6]	15.95	0.45	(0.40)	0.05	(0.45)	—	(0.45)
Class R Shares							
Year ended 3-31-2018	14.93	0.55	0.21	0.76	(0.52)	—	(0.52)
Year ended 3-31-2017	13.96	0.52	0.97	1.49	(0.52)	—	(0.52)
Year ended 3-31-2016	15.41	0.56	(1.46)	(0.90)	(0.55)	—	(0.55)
Year ended 3-31-2015	15.57	0.59	(0.18)	0.41	(0.57)	—	(0.57)
Year ended 3-31-2014	14.79	0.64	0.70	1.34	(0.56)	—	(0.56)
Class Y Shares							
Year ended 3-31-2018	15.00	0.66	0.16	0.82	(0.57)	—	(0.57)
Year ended 3-31-2017	14.02	0.58	0.97	1.55	(0.57)	—	(0.57)
Year ended 3-31-2016	15.48	0.63	(1.49)	(0.86)	(0.60)	—	(0.60)
Year ended 3-31-2015	15.64	0.67	(0.21)	0.46	(0.62)	—	(0.62)
Year ended 3-31-2014	14.85	0.71	0.70	1.41	(0.62)	—	(0.62)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 15.18	5.45%	$200	1.25%	3.92%	—%	—%	42%
Year ended 3-31-2017	14.93	11.19	212	1.28	4.50	—	—	70
Year ended 3-31-2016	13.96	-5.74	623	1.28	4.09	—	—	53
Year ended 3-31-2015	15.42	2.87	653	1.29	4.00	—	—	69
Year ended 3-31-2014	15.58	9.60	494	1.35	4.52	1.35	4.52	92
Class B Shares[4]								
Year ended 3-31-2018	14.88	4.46	2	2.12	3.14	—	—	42
Year ended 3-31-2017	14.66	10.23	4	2.15	3.17	—	—	70
Year ended 3-31-2016	13.72	-6.51	4	2.17	3.24	—	—	53
Year ended 3-31-2015	15.15	1.95	5	2.18	3.12	—	—	69
Year ended 3-31-2014	15.32	8.53	6	2.27	3.54	—	—	92
Class C Shares								
Year ended 3-31-2018	14.99	4.70	30	1.89	3.33	—	—	42
Year ended 3-31-2017	14.75	10.50	48	1.90	3.41	—	—	70
Year ended 3-31-2016	13.80	-6.26	52	1.90	3.45	—	—	53
Year ended 3-31-2015	15.24	2.18	50	1.91	3.34	—	—	69
Year ended 3-31-2014	15.41	8.86	28	1.99	3.82	1.99	3.82	92
Class E Shares								
Year ended 3-31-2018	15.18	5.32	3	1.31	3.77	1.46	3.62	42
Year ended 3-31-2017	14.94	11.13	3	1.33	3.86	1.56	3.63	70
Year ended 3-31-2016	13.97	-5.73	3	1.33	4.03	1.60	3.76	53
Year ended 3-31-2015	15.42	2.82	3	1.33	3.97	1.61	3.69	69
Year ended 3-31-2014	15.58	9.56	3	1.33	4.51	1.70	4.14	92
Class I Shares								
Year ended 3-31-2018	15.31	5.74	368	0.94	4.23	—	—	42
Year ended 3-31-2017	15.06	11.54	454	0.94	3.90	—	—	70
Year ended 3-31-2016	14.08	-5.35	62	0.92	4.39	—	—	53
Year ended 3-31-2015	15.54	3.22	48	0.92	4.28	—	—	69
Year ended 3-31-2014	15.70	10.07	39	0.93	4.90	0.94	4.89	92
Class N Shares[5]								
Year ended 3-31-2018	15.32	5.91	34	0.78	4.01	—	—	42
Year ended 3-31-2017	15.07	11.70	2	0.78	4.48	—	—	70
Year ended 3-31-2016	14.09	-5.21	2	0.78	4.58	—	—	53
Year ended 3-31-2015[6]	15.55	0.36	2	0.78[7]	4.40[7]	—	—	69[8]
Class R Shares								
Year ended 3-31-2018	15.17	5.10	—*	1.53	3.61	—	—	42
Year ended 3-31-2017	14.93	10.92	—*	1.52	3.62	—	—	70
Year ended 3-31-2016	13.96	-5.90	—*	1.52	3.87	—	—	53
Year ended 3-31-2015	15.41	2.64	—*	1.51	3.80	—	—	69
Year ended 3-31-2014	15.57	9.32	—*	1.55	4.28	—	—	92
Class Y Shares								
Year ended 3-31-2018	15.25	5.52	1	1.17	4.31	1.18	4.30	42
Year ended 3-31-2017	15.00	11.33	3	1.17	4.02	1.18	4.01	70
Year ended 3-31-2016	14.02	-5.61	2	1.17	4.28	1.18	4.27	53
Year ended 3-31-2015	15.48	2.97	3	1.17	4.29	1.18	4.28	69
Year ended 3-31-2014	15.64	9.77	7	1.17	4.68	1.19	4.66	92

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$1.00	$0.00*	$0.00*	$0.00*	$—*	$—*	$—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[4]							
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares							
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class E Shares							
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class N Shares							
Year ended 3-31-2018[5]	1.00	0.00*	0.00*	0.00*	—*	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 3-31-2018	$1.00	0.56%	$135	0.66%	0.55%	—%	—%
Year ended 3-31-2017	1.00	0.03	184	0.60	0.03	0.63	0.00
Year ended 3-31-2016	1.00	0.02	167	0.30	0.02	0.61	-0.29
Year ended 3-31-2015	1.00	0.02	119	0.17	0.02	0.68	-0.49
Year ended 3-31-2014	1.00	0.02	137	0.20	0.02	0.69	-0.47
Class B Shares[4]							
Year ended 3-31-2018	1.00	0.01	3	1.16	0.01	1.67	-0.50
Year ended 3-31-2017	1.00	0.01	5	0.61	0.02	1.71	-1.08
Year ended 3-31-2016	1.00	0.02	6	0.30	0.02	1.65	-1.33
Year ended 3-31-2015	1.00	0.02	4	0.17	0.02	1.73	-1.54
Year ended 3-31-2014	1.00	0.02	7	0.20	0.02	1.74	-1.52
Class C Shares							
Year ended 3-31-2018	1.00	0.02	22	1.18	0.02	1.61	-0.41
Year ended 3-31-2017	1.00	0.01	29	0.61	0.02	1.61	-0.98
Year ended 3-31-2016	1.00	0.02	44	0.30	0.02	1.57	-1.25
Year ended 3-31-2015	1.00	0.02	32	0.17	0.02	1.62	-1.43
Year ended 3-31-2014	1.00	0.02	34	0.20	0.02	1.63	-1.41
Class E Shares							
Year ended 3-31-2018	1.00	0.51	6	0.71	0.49	—	—
Year ended 3-31-2017	1.00	0.01	6	0.61	0.02	0.70	-0.07
Year ended 3-31-2016	1.00	0.02	7	0.29	0.02	0.68	-0.37
Year ended 3-31-2015	1.00	0.02	6	0.17	0.02	0.74	-0.55
Year ended 3-31-2014	1.00	0.02	6	0.20	0.02	0.73	-0.51
Class N Shares							
Year ended 3-31-2018[5]	1.00	0.65	8	0.40[6]	1.03[6]	—	—

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$7.60	$0.53	$ (0.12)	$ 0.41	$(0.52)	$ —	$(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)
Class B Shares[4]							
Year ended 3-31-2018	7.60	0.45	(0.10)	0.35	(0.46)	—	(0.46)
Year ended 3-31-2017	6.91	0.49	0.68	1.17	(0.48)	—	(0.48)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.17	0.69	(0.53)	(0.13)	(0.66)
Class C Shares							
Year ended 3-31-2018	7.60	0.45	(0.09)	0.36	(0.47)	—	(0.47)
Year ended 3-31-2017	6.91	0.50	0.68	1.18	(0.49)	—	(0.49)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Year ended 3-31-2014	8.72	0.52	0.18	0.70	(0.54)	(0.13)	(0.67)
Class E Shares							
Year ended 3-31-2018	7.60	0.48	(0.09)	0.39	(0.50)	—	(0.50)
Year ended 3-31-2017	6.91	0.53	0.68	1.21	(0.52)	—	(0.52)
Year ended 3-31-2016	8.09	0.56	(1.19)	(0.63)	(0.55)	—	(0.55)
Year ended 3-31-2015	8.75	0.54	(0.51)	0.03	(0.55)	(0.14)	(0.69)
Year ended 3-31-2014	8.72	0.55	0.17	0.72	(0.56)	(0.13)	(0.69)
Class I Shares							
Year ended 3-31-2018	7.60	0.53	(0.10)	0.43	(0.54)	—	(0.54)
Year ended 3-31-2017	6.91	0.56	0.69	1.25	(0.56)	—	(0.56)
Year ended 3-31-2016	8.09	0.60	(1.19)	(0.59)	(0.59)	—	(0.59)
Year ended 3-31-2015	8.75	0.59	(0.52)	0.07	(0.59)	(0.14)	(0.73)
Year ended 3-31-2014	8.72	0.60	0.18	0.78	(0.62)	(0.13)	(0.75)
Class N Shares[5]							
Year ended 3-31-2018	7.60	0.53	(0.09)	0.44	(0.55)	—	(0.55)
Year ended 3-31-2017	6.91	0.59	0.67	1.26	(0.57)	—	(0.57)
Year ended 3-31-2016	8.09	0.60	(1.18)	(0.58)	(0.60)	—	(0.60)
Year ended 3-31-2015[6]	8.63	0.40	(0.40)	0.00*	(0.40)	(0.14)	(0.54)
Class R Shares							
Year ended 3-31-2018	7.60	0.48	(0.10)	0.38	(0.49)	—	(0.49)
Year ended 3-31-2017	6.91	0.52	0.68	1.20	(0.51)	—	(0.51)
Year ended 3-31-2016	8.09	0.55	(1.19)	(0.64)	(0.54)	—	(0.54)
Year ended 3-31-2015	8.75	0.54	(0.52)	0.02	(0.54)	(0.14)	(0.68)
Year ended 3-31-2014	8.72	0.52	0.21	0.73	(0.57)	(0.13)	(0.70)
Class T Shares							
Year ended 3-31-2018[9]	7.62	0.35	(0.10)	0.25	(0.38)	—	(0.38)
Class Y Shares							
Year ended 3-31-2018	7.60	0.50	(0.09)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Year ended 3-31-2014	8.72	0.58	0.18	0.76	(0.60)	(0.13)	(0.73)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$7.49	5.54%	$ 2,221	0.95%	7.02%	—%	—%	39%
Year ended 3-31-2017	7.60	18.34	1,250	0.97	7.51	—	—	35
Year ended 3-31-2016	6.91	-7.75	1,865	0.96	7.71	—	—	29
Year ended 3-31-2015	8.09	0.62	2,920	0.94	6.70	—	—	44
Year ended 3-31-2014	8.75	9.09	4,151	0.93	6.68	—	—	75
Class B Shares[4]								
Year ended 3-31-2018	7.49	4.72	62	1.71	5.90	—	—	39
Year ended 3-31-2017	7.60	17.46	79	1.72	6.72	—	—	35
Year ended 3-31-2016	6.91	-8.43	84	1.70	6.98	—	—	29
Year ended 3-31-2015	8.09	-0.13	133	1.67	5.98	—	—	44
Year ended 3-31-2014	8.75	8.28	165	1.68	5.96	—	—	75
Class C Shares								
Year ended 3-31-2018	7.49	4.77	817	1.66	5.94	—	—	39
Year ended 3-31-2017	7.60	17.51	970	1.67	6.77	—	—	35
Year ended 3-31-2016	6.91	-8.40	1,025	1.66	7.02	—	—	29
Year ended 3-31-2015	8.09	-0.07	1,618	1.64	6.02	—	—	44
Year ended 3-31-2014	8.75	8.32	1,919	1.64	5.98	—	—	75
Class E Shares								
Year ended 3-31-2018	7.49	5.28	10	1.13	6.38	1.21	6.30	39
Year ended 3-31-2017	7.60	18.08	10	1.19	7.22	1.28	7.13	35
Year ended 3-31-2016	6.91	-8.01	8	1.23	7.47	1.30	7.40	29
Year ended 3-31-2015	8.09	0.30	10	1.26	6.42	—	—	44
Year ended 3-31-2014	8.75	8.69	10	1.27	6.34	—	—	75
Class I Shares								
Year ended 3-31-2018	7.49	5.77	2,156	0.72	6.99	—	—	39
Year ended 3-31-2017	7.60	18.64	1,737	0.71	7.69	—	—	35
Year ended 3-31-2016	6.91	-7.52	1,266	0.70	7.94	—	—	29
Year ended 3-31-2015	8.09	0.88	2,523	0.69	6.91	—	—	44
Year ended 3-31-2014	8.75	9.36	4,075	0.69	6.90	—	—	75
Class N Shares[5]								
Year ended 3-31-2018	7.49	5.93	45	0.57	7.02	—	—	39
Year ended 3-31-2017	7.60	18.83	34	0.56	8.04	—	—	35
Year ended 3-31-2016	6.91	-7.35	55	0.56	8.36	—	—	29
Year ended 3-31-2015[6]	8.09	0.13	13	0.54[7]	7.47[7]	—	—	44[8]
Class R Shares								
Year ended 3-31-2018	7.49	5.15	65	1.30	6.26	—	—	39
Year ended 3-31-2017	7.60	17.94	70	1.31	7.05	—	—	35
Year ended 3-31-2016	6.91	-8.07	62	1.30	7.44	—	—	29
Year ended 3-31-2015	8.09	0.31	58	1.29	6.45	—	—	44
Year ended 3-31-2014	8.75	8.71	30	1.28	6.00	—	—	75
Class T Shares								
Year ended 3-31-2018[9]	7.49	3.29	—*	0.82[7]	6.35[7]	—	—	39[10]
Class Y Shares								
Year ended 3-31-2018	7.49	5.53	329	0.95	6.63	0.96	6.62	39
Year ended 3-31-2017	7.60	18.33	396	0.96	7.46	—	—	35
Year ended 3-31-2016	6.91	-7.76	406	0.95	7.69	0.95	7.69	29
Year ended 3-31-2015	8.09	0.64	740	0.94	6.69	0.95	6.68	44
Year ended 3-31-2014	8.75	9.09	1,129	0.93	6.67	0.94	6.66	75

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 17.97	$0.25	$ 1.96	$ 2.21	$(0.20)	$ —	$(0.20)
Year ended 3-31-2017	15.97	0.30	1.96	2.26	(0.26)	—	(0.26)
Year ended 3-31-2016	17.88	0.20	(1.97)	(1.77)	(0.14)	—	(0.14)
Year ended 3-31-2015	19.04	0.19	0.67	0.86	(0.23)	(1.79)	(2.02)
Year ended 3-31-2014	15.98	0.18	3.24	3.42	(0.35)	(0.01)	(0.36)
Class B Shares[4]							
Year ended 3-31-2018	15.98	0.09	1.73	1.82	(0.08)	—	(0.08)
Year ended 3-31-2017	14.24	0.07	1.80	1.87	(0.13)	—	(0.13)
Year ended 3-31-2016	15.97	0.05	(1.76)	(1.71)	(0.02)	—	(0.02)
Year ended 3-31-2015	17.23	0.03	0.59	0.62	(0.09)	(1.79)	(1.88)
Year ended 3-31-2014	14.49	0.04	2.93	2.97	(0.22)	(0.01)	(0.23)
Class C Shares							
Year ended 3-31-2018	16.02	0.11	1.74	1.85	(0.10)	—	(0.10)
Year ended 3-31-2017	14.27	0.11	1.81	1.92	(0.17)	—	(0.17)
Year ended 3-31-2016	16.00	0.06	(1.75)	(1.69)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.25	0.05	0.61	0.66	(0.12)	(1.79)	(1.91)
Year ended 3-31-2014	14.51	0.07	2.93	3.00	(0.25)	(0.01)	(0.26)
Class E Shares							
Year ended 3-31-2018	18.09	0.24	1.98	2.22	(0.20)	—	(0.20)
Year ended 3-31-2017	16.08	0.22	2.04	2.26	(0.25)	—	(0.25)
Year ended 3-31-2016	17.99	0.17	(1.97)	(1.80)	(0.11)	—	(0.11)
Year ended 3-31-2015	19.14	0.16	0.68	0.84	(0.20)	(1.79)	(1.99)
Year ended 3-31-2014	16.07	0.16	3.25	3.41	(0.33)	(0.01)	(0.34)
Class I Shares							
Year ended 3-31-2018	18.07	0.31	1.98	2.29	(0.26)	—	(0.26)
Year ended 3-31-2017	16.07	0.26	2.06	2.32	(0.32)	—	(0.32)
Year ended 3-31-2016	17.99	0.24	(1.97)	(1.73)	(0.19)	—	(0.19)
Year ended 3-31-2015	19.15	0.25	0.68	0.93	(0.30)	(1.79)	(2.09)
Year ended 3-31-2014	16.07	0.25	3.25	3.50	(0.41)	(0.01)	(0.42)
Class N Shares[5]							
Year ended 3-31-2018	18.13	0.30	2.02	2.32	(0.29)	—	(0.29)
Year ended 3-31-2017	16.11	0.29	2.07	2.36	(0.34)	—	(0.34)
Year ended 3-31-2016	18.04	0.23	(1.94)	(1.71)	(0.22)	—	(0.22)
Year ended 3-31-2015[6]	20.09	0.13	(0.12)	0.01	(0.27)	(1.79)	(2.06)
Class R Shares							
Year ended 3-31-2018	17.96	0.17	1.99	2.16	(0.15)	—	(0.15)
Year ended 3-31-2017	15.97	0.17	2.04	2.21	(0.22)	—	(0.22)
Year ended 3-31-2016	17.87	0.13	(1.94)	(1.81)	(0.09)	—	(0.09)
Year ended 3-31-2015	19.03	0.10	0.71	0.81	(0.18)	(1.79)	(1.97)
Year ended 3-31-2014	15.98	0.11	3.26	3.37	(0.31)	(0.01)	(0.32)
Class T Shares							
Year ended 3-31-2018[9]	18.96	0.13	1.12	1.25	(0.20)	—	(0.20)
Class Y Shares							
Year ended 3-31-2018	18.09	0.26	1.98	2.24	(0.21)	—	(0.21)
Year ended 3-31-2017	16.08	0.26	2.02	2.28	(0.27)	—	(0.27)
Year ended 3-31-2016	18.00	0.21	(1.98)	(1.77)	(0.15)	—	(0.15)
Year ended 3-31-2015	19.16	0.18	0.70	0.88	(0.25)	(1.79)	(2.04)
Year ended 3-31-2014	16.08	0.21	3.25	3.46	(0.37)	(0.01)	(0.38)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$19.98	12.33%	$ 677	1.25%	1.27%	—%	—%	48%
Year ended 3-31-2017	17.97	14.31	564	1.29	1.78	—	—	80
Year ended 3-31-2016	15.97	-9.95	1,532	1.31	1.15	—	—	62
Year ended 3-31-2015	17.88	4.98	1,383	1.35	0.99	—	—	87
Year ended 3-31-2014	19.04	21.42	1,028	1.40	1.01	—	—	87
Class B Shares[4]								
Year ended 3-31-2018	17.72	11.39	7	2.11	0.50	—	—	48
Year ended 3-31-2017	15.98	13.20	9	2.22	0.45	—	—	80
Year ended 3-31-2016	14.24	-10.70	10	2.20	0.31	—	—	62
Year ended 3-31-2015	15.97	4.02	13	2.20	0.17	—	—	87
Year ended 3-31-2014	17.23	20.47	13	2.22	0.26	—	—	87
Class C Shares								
Year ended 3-31-2018	17.77	11.57	240	1.93	0.62	—	—	48
Year ended 3-31-2017	16.02	13.51	220	1.97	0.72	—	—	80
Year ended 3-31-2016	14.27	-10.54	253	1.98	0.40	—	—	62
Year ended 3-31-2015	16.00	4.25	168	2.02	0.32	—	—	87
Year ended 3-31-2014	17.25	20.64	117	2.07	0.40	—	—	87
Class E Shares								
Year ended 3-31-2018	20.11	12.31	8	1.28	1.22	1.51	0.99	48
Year ended 3-31-2017	18.09	14.20	6	1.31	1.31	1.61	1.01	80
Year ended 3-31-2016	16.08	-10.05	5	1.45	1.01	1.69	0.77	62
Year ended 3-31-2015	17.99	4.82	5	1.53	0.84	1.74	0.63	87
Year ended 3-31-2014	19.14	21.32	4	1.53	0.90	1.85	0.58	87
Class I Shares								
Year ended 3-31-2018	20.10	12.70	4,136	0.94	1.59	—	—	48
Year ended 3-31-2017	18.07	14.58	3,168	0.97	1.52	—	—	80
Year ended 3-31-2016	16.07	-9.63	1,885	0.98	1.44	—	—	62
Year ended 3-31-2015	17.99	5.32	1,347	1.02	1.30	—	—	87
Year ended 3-31-2014	19.15	21.93	802	1.04	1.39	—	—	87
Class N Shares[5]								
Year ended 3-31-2018	20.16	12.82	1,597	0.79	1.49	—	—	48
Year ended 3-31-2017	18.13	14.83	484	0.82	1.72	—	—	80
Year ended 3-31-2016	16.11	-9.52	289	0.83	1.40	—	—	62
Year ended 3-31-2015[6]	18.04	0.48	21	0.86[7]	1.10[7]	—	—	87[8]
Class R Shares								
Year ended 3-31-2018	19.97	12.04	117	1.53	0.85	—	—	48
Year ended 3-31-2017	17.96	13.95	56	1.56	1.00	—	—	80
Year ended 3-31-2016	15.97	-10.15	36	1.58	0.80	—	—	62
Year ended 3-31-2015	17.87	4.70	19	1.61	0.54	—	—	87
Year ended 3-31-2014	19.03	21.19	5	1.64	0.61	—	—	87
Class T Shares								
Year ended 3-31-2018[9]	20.01	6.62	—*	1.02[7]	0.86[7]	—	—	48[10]
Class Y Shares								
Year ended 3-31-2018	20.12	12.42	487	1.19	1.32	—	—	48
Year ended 3-31-2017	18.09	14.34	416	1.24	1.56	—	—	80
Year ended 3-31-2016	16.08	-9.88	572	1.25	1.24	—	—	62
Year ended 3-31-2015	18.00	5.04	526	1.27	0.95	—	—	87
Year ended 3-31-2014	19.16	21.63	153	1.29	1.20	—	—	87

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 19.17	$ (0.01)	$ 4.46	$ 4.45	$ —	$ (0.97)	$ (0.97)
Year ended 3-31-2017	17.66	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.19	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.59	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.87	0.01	3.75	3.76	—	(2.04)	(2.04)
Class B Shares[4]							
Year ended 3-31-2018	15.09	(0.16)	3.50	3.34	—	(0.97)	(0.97)
Year ended 3-31-2017	14.22	(0.14)	1.92	1.78	—	(0.91)	(0.91)
Year ended 3-31-2016	15.82	(0.16)	(0.26)	(0.42)	—	(1.18)	(1.18)
Year ended 3-31-2015	14.84	(0.16)	2.53	2.37	—	(1.39)	(1.39)
Year ended 3-31-2014	13.73	(0.12)	3.21	3.09	—	(1.98)	(1.98)
Class C Shares							
Year ended 3-31-2018	16.22	(0.15)	3.77	3.62	—	(0.97)	(0.97)
Year ended 3-31-2017	15.19	(0.11)	2.05	1.94	—	(0.91)	(0.91)
Year ended 3-31-2016	16.78	(0.14)	(0.27)	(0.41)	—	(1.18)	(1.18)
Year ended 3-31-2015	15.64	(0.15)	2.68	2.53	—	(1.39)	(1.39)
Year ended 3-31-2014	14.36	(0.11)	3.37	3.26	—	(1.98)	(1.98)
Class E Shares							
Year ended 3-31-2018	19.15	(0.02)	4.46	4.44	—	(0.97)	(0.97)
Year ended 3-31-2017	17.64	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.17	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.57	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Year ended 3-31-2014	15.86	0.01	3.74	3.75	—	(2.04)	(2.04)
Class I Shares							
Year ended 3-31-2018	20.08	0.04	4.69	4.73	(0.04)	(0.97)	(1.01)
Year ended 3-31-2017	18.41	0.05	2.53	2.58	—	(0.91)	(0.91)
Year ended 3-31-2016	19.90	0.02	(0.33)	(0.31)	—	(1.18)	(1.18)
Year ended 3-31-2015	18.15	0.01	3.13	3.14	—	(1.39)	(1.39)
Year ended 3-31-2014	16.31	0.06	3.85	3.91	(0.03)	(2.04)	(2.07)
Class N Shares[5]							
Year ended 3-31-2018	20.18	0.07	4.72	4.79	(0.09)	(0.97)	(1.06)
Year ended 3-31-2017	18.47	0.07	2.55	2.62	—	(0.91)	(0.91)
Year ended 3-31-2016	19.93	0.05	(0.33)	(0.28)	—	(1.18)	(1.18)
Year ended 3-31-2015[6]	18.91	0.02	2.39	2.41	—	(1.39)	(1.39)
Class R Shares							
Year ended 3-31-2018	18.54	(0.09)	4.31	4.22	—	(0.97)	(0.97)
Year ended 3-31-2017	17.16	(0.06)	2.35	2.29	—	(0.91)	(0.91)
Year ended 3-31-2016	18.74	(0.09)	(0.31)	(0.40)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.25	(0.09)	2.97	2.88	—	(1.39)	(1.39)
Year ended 3-31-2014	15.62	(0.04)	3.67	3.63	—	(2.00)	(2.00)
Class Y Shares							
Year ended 3-31-2018	19.63	0.00*	4.58	4.58	—	(0.97)	(0.97)
Year ended 3-31-2017	18.04	0.00*	2.50	2.50	—	(0.91)	(0.91)
Year ended 3-31-2016	19.57	(0.01)	(0.34)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.89	(0.02)	3.09	3.07	—	(1.39)	(1.39)
Year ended 3-31-2014	16.11	0.03	3.80	3.83	(0.01)	(2.04)	(2.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$22.65	23.45%	$1,778	1.13%	-0.05%	1.13%	-0.05%	37%
Year ended 3-31-2017	19.17	14.12	487	1.15	0.01	1.19	-0.03	43
Year ended 3-31-2016	17.66	-2.08	1,197	1.15	-0.15	1.16	-0.16	38
Year ended 3-31-2015	19.19	17.45	1,093	1.15	-0.20	1.17	-0.22	36
Year ended 3-31-2014	17.59	24.21	1,090	1.15	0.07	1.19	0.03	50
Class B Shares[4]								
Year ended 3-31-2018	17.46	22.42	11	2.00	-0.95	—	—	37
Year ended 3-31-2017	15.09	13.01	10	2.08	-0.94	—	—	43
Year ended 3-31-2016	14.22	-2.98	11	2.07	-1.07	—	—	38
Year ended 3-31-2015	15.82	16.49	12	2.01	-1.06	—	—	36
Year ended 3-31-2014	14.84	23.08	11	2.06	-0.84	—	—	50
Class C Shares								
Year ended 3-31-2018	18.87	22.59	84	1.86	-0.82	—	—	37
Year ended 3-31-2017	16.22	13.24	97	1.87	-0.73	—	—	43
Year ended 3-31-2016	15.19	-2.74	107	1.86	-0.85	—	—	38
Year ended 3-31-2015	16.78	16.67	94	1.86	-0.92	—	—	36
Year ended 3-31-2014	15.64	23.17	78	1.90	-0.68	—	—	50
Class E Shares								
Year ended 3-31-2018	22.62	23.43	16	1.15	-0.11	1.28	-0.24	37
Year ended 3-31-2017	19.15	14.14	13	1.15	-0.01	1.36	-0.22	43
Year ended 3-31-2016	17.64	-2.08	12	1.15	-0.14	1.35	-0.34	38
Year ended 3-31-2015	19.17	17.47	9	1.15	-0.21	1.39	-0.45	36
Year ended 3-31-2014	17.57	24.16	7	1.15	0.06	1.46	-0.25	50
Class I Shares								
Year ended 3-31-2018	23.80	23.80	1,580	0.88	0.18	—	—	37
Year ended 3-31-2017	20.08	14.42	961	0.88	0.24	0.88	0.24	43
Year ended 3-31-2016	18.41	-1.79	272	0.88	0.11	—	—	38
Year ended 3-31-2015	19.90	17.75	318	0.88	0.04	—	—	36
Year ended 3-31-2014	18.15	24.52	118	0.88	0.34	0.88	0.34	50
Class N Shares[5]								
Year ended 3-31-2018	23.91	24.00	100	0.72	0.30	—	—	37
Year ended 3-31-2017	20.18	14.59	1	0.72	0.39	—	—	43
Year ended 3-31-2016	18.47	-1.64	7	0.73	0.28	—	—	38
Year ended 3-31-2015[6]	19.93	13.18	6	0.72[7]	0.17[7]	—	—	36[8]
Class R Shares								
Year ended 3-31-2018	21.79	23.06	23	1.46	-0.42	—	—	37
Year ended 3-31-2017	18.54	13.77	21	1.47	-0.33	—	—	43
Year ended 3-31-2016	17.16	-2.39	22	1.47	-0.48	—	—	38
Year ended 3-31-2015	18.74	17.16	26	1.47	-0.52	—	—	36
Year ended 3-31-2014	17.25	23.75	31	1.47	-0.26	—	—	50
Class Y Shares								
Year ended 3-31-2018	23.24	23.57	37	1.05	-0.01	1.11	-0.07	37
Year ended 3-31-2017	19.63	14.27	35	1.06	0.02	1.12	-0.04	43
Year ended 3-31-2016	18.04	-2.03	125	1.06	-0.07	1.11	-0.12	38
Year ended 3-31-2015	19.57	17.62	132	1.06	-0.11	1.12	-0.17	36
Year ended 3-31-2014	17.89	24.30	131	1.06	0.16	1.13	0.09	50

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$10.80	$ 0.18	$ (0.15)	$ 0.03	$ (0.19)	$ —	$ (0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)
Class B Shares[4]							
Year ended 3-31-2018	10.80	0.08	(0.15)	(0.07)	(0.09)	—	(0.09)
Year ended 3-31-2017	10.87	0.08	(0.07)	0.01	(0.08)	—	(0.08)
Year ended 3-31-2016	10.92	0.06	(0.05)	0.01	(0.06)	—	(0.06)
Year ended 3-31-2015	10.90	0.06	0.02	0.08	(0.06)	—	(0.06)
Year ended 3-31-2014	11.20	0.05	(0.23)	(0.18)	(0.06)	(0.06)	(0.12)
Class C Shares							
Year ended 3-31-2018	10.80	0.10	(0.15)	(0.05)	(0.11)	—	(0.11)
Year ended 3-31-2017	10.87	0.09	(0.06)	0.03	(0.10)	—	(0.10)
Year ended 3-31-2016	10.92	0.07	(0.05)	0.02	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.07	0.02	0.09	(0.07)	—	(0.07)
Year ended 3-31-2014	11.20	0.06	(0.23)	(0.17)	(0.07)	(0.06)	(0.13)
Class E Shares							
Year ended 3-31-2018	10.80	0.17	(0.14)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.16	(0.06)	0.10	(0.17)	—	(0.17)
Year ended 3-31-2016	10.92	0.13	(0.04)	0.09	(0.14)	—	(0.14)
Year ended 3-31-2015	10.90	0.13	0.03	0.16	(0.14)	—	(0.14)
Year ended 3-31-2014	11.20	0.13	(0.23)	(0.10)	(0.14)	(0.06)	(0.20)
Class I Shares							
Year ended 3-31-2018	10.80	0.21	(0.16)	0.05	(0.21)	—	(0.21)
Year ended 3-31-2017	10.87	0.19	(0.06)	0.13	(0.20)	—	(0.20)
Year ended 3-31-2016	10.92	0.17	(0.04)	0.13	(0.18)	—	(0.18)
Year ended 3-31-2015	10.90	0.17	0.03	0.20	(0.18)	—	(0.18)
Year ended 3-31-2014	11.20	0.17	(0.23)	(0.06)	(0.18)	(0.06)	(0.24)
Class N Shares[5]							
Year ended 3-31-2018	10.80	0.22	(0.15)	0.07	(0.23)	—	(0.23)
Year ended 3-31-2017	10.87	0.21	(0.06)	0.15	(0.22)	—	(0.22)
Year ended 3-31-2016	10.92	0.19	(0.05)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2015[6]	10.91	0.13	0.01	0.14	(0.13)	—	(0.13)
Class R Shares							
Year ended 3-31-2018	10.80	0.14	(0.15)	(0.01)	(0.15)	—	(0.15)
Year ended 3-31-2017	10.87	0.13	(0.06)	0.07	(0.14)	—	(0.14)
Year ended 3-31-2016	10.92	0.11	(0.05)	0.06	(0.11)	—	(0.11)
Year ended 3-31-2015	10.90	0.11	0.03	0.14	(0.12)	—	(0.12)
Year ended 3-31-2014	11.20	0.11	(0.23)	(0.12)	(0.12)	(0.06)	(0.18)
Class Y Shares							
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 3-31-2014	11.20	0.14	(0.23)	(0.09)	(0.15)	(0.06)	(0.21)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$10.64	0.25%	$ 431	0.89%	1.69%	—%	—%	24%
Year ended 3-31-2017	10.80	0.99	536	0.88	1.59	—	—	65
Year ended 3-31-2016	10.87	0.95	1,589	0.88	1.36	—	—	46
Year ended 3-31-2015	10.92	1.60	1,504	0.88	1.36	—	—	39
Year ended 3-31-2014	10.90	-0.74	1,446	0.89	1.31	—	—	39
Class B Shares[4]								
Year ended 3-31-2018	10.64	-0.65	6	1.80	0.78	—	—	24
Year ended 3-31-2017	10.80	0.12	10	1.74	0.71	—	—	65
Year ended 3-31-2016	10.87	0.12	14	1.71	0.54	—	—	46
Year ended 3-31-2015	10.92	0.75	13	1.72	0.52	—	—	39
Year ended 3-31-2014	10.90	-1.59	19	1.76	0.44	—	—	39
Class C Shares								
Year ended 3-31-2018	10.64	-0.51	55	1.66	0.92	—	—	24
Year ended 3-31-2017	10.80	0.24	87	1.62	0.83	—	—	65
Year ended 3-31-2016	10.87	0.22	128	1.61	0.63	—	—	46
Year ended 3-31-2015	10.92	0.83	117	1.64	0.60	—	—	39
Year ended 3-31-2014	10.90	-1.47	131	1.63	0.56	—	—	39
Class E Shares								
Year ended 3-31-2018	10.64	0.17	4	0.98	1.60	1.02	1.56	24
Year ended 3-31-2017	10.80	0.89	5	0.98	1.46	—	—	65
Year ended 3-31-2016	10.87	0.83	4	1.00	1.24	1.03	1.21	46
Year ended 3-31-2015	10.92	1.48	4	1.00	1.24	1.03	1.21	39
Year ended 3-31-2014	10.90	-0.85	3	1.00	1.20	1.02	1.18	39
Class I Shares								
Year ended 3-31-2018	10.64	0.49	710	0.66	1.92	—	—	24
Year ended 3-31-2017	10.80	1.23	871	0.64	1.79	—	—	65
Year ended 3-31-2016	10.87	1.20	56	0.64	1.60	—	—	46
Year ended 3-31-2015	10.92	1.86	44	0.63	1.60	—	—	39
Year ended 3-31-2014	10.90	-0.50	49	0.64	1.54	—	—	39
Class N Shares[5]								
Year ended 3-31-2018	10.64	0.64	85	0.50	2.08	—	—	24
Year ended 3-31-2017	10.80	1.38	88	0.49	1.94	—	—	65
Year ended 3-31-2016	10.87	1.35	2	0.49	1.76	—	—	46
Year ended 3-31-2015[6]	10.92	1.31	3	0.48[7]	1.75[7]	—	—	39[8]
Class R Shares								
Year ended 3-31-2018	10.64	-0.12	1	1.26	1.32	—	—	24
Year ended 3-31-2017	10.80	0.62	1	1.24	1.21	—	—	65
Year ended 3-31-2016	10.87	0.59	1	1.24	0.98	—	—	46
Year ended 3-31-2015	10.92	1.24	1	1.23	1.00	—	—	39
Year ended 3-31-2014	10.90	-1.08	—*	1.24	0.96	—	—	39
Class Y Shares								
Year ended 3-31-2018	10.64	0.25	11	0.89	1.69	0.91	1.67	24
Year ended 3-31-2017	10.80	0.99	16	0.88	1.57	0.89	1.56	65
Year ended 3-31-2016	10.87	0.95	16	0.88	1.35	0.89	1.34	46
Year ended 3-31-2015	10.92	1.59	21	0.88	1.35	0.89	1.34	39
Year ended 3-31-2014	10.90	-0.74	26	0.89	1.30	0.90	1.29	39

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$10.58	$ 0.14	$ 1.44	$ 1.58	$ (0.15)	$(0.14)	$(0.29)
Year ended 3-31-2017	9.46	0.08	1.14	1.22	(0.10)	—	(0.10)
Year ended 3-31-2016	10.52	0.07	(1.06)	(0.99)	(0.07)	—	(0.07)
Year ended 3-31-2015	10.15	0.14	0.37	0.51	(0.14)	—	(0.14)
Year ended 3-31-2014	8.98	0.11	1.17	1.28	(0.11)	—	(0.11)
Class B Shares[5]							
Year ended 3-31-2018	10.35	0.03	1.44	1.47	(0.07)	(0.14)	(0.21)
Year ended 3-31-2017	9.25	0.01	1.13	1.14	(0.04)	—	(0.04)
Year ended 3-31-2016	10.33	(0.02)	(1.06)	(1.08)	—*	—	—*
Year ended 3-31-2015	9.99	0.06	0.36	0.42	(0.08)	—	(0.08)
Year ended 3-31-2014	8.85	0.03	1.17	1.20	(0.06)	—	(0.06)
Class C Shares							
Year ended 3-31-2018	10.38	0.07	1.41	1.48	(0.08)	(0.14)	(0.22)
Year ended 3-31-2017	9.28	0.02	1.13	1.15	(0.05)	—	(0.05)
Year ended 3-31-2016	10.36	0.00*	(1.07)	(1.07)	(0.01)	—	(0.01)
Year ended 3-31-2015	10.02	0.07	0.36	0.43	(0.09)	—	(0.09)
Year ended 3-31-2014	8.87	0.04	1.17	1.21	(0.06)	—	(0.06)
Class E Shares[6]							
Year ended 3-31-2018	10.59	0.15	1.44	1.59	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.47	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.53	0.08	(1.06)	(0.98)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.16	0.15	0.37	0.52	(0.15)	—	(0.15)
Year ended 3-31-2014	8.99	0.12	1.17	1.29	(0.12)	—	(0.12)
Class I Shares							
Year ended 3-31-2018	10.63	0.18	1.43	1.61	(0.17)	(0.14)	(0.31)
Year ended 3-31-2017	9.50	0.16	1.10	1.26	(0.13)	—	(0.13)
Year ended 3-31-2016	10.54	0.13	(1.08)	(0.95)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.17	0.19	0.35	0.54	(0.17)	—	(0.17)
Year ended 3-31-2014	9.01	0.14	1.15	1.29	(0.13)	—	(0.13)
Class N Shares							
Year ended 3-31-2018[7]	11.17	0.17	0.90	1.07	(0.16)	(0.14)	(0.30)
Class R Shares							
Year ended 3-31-2018	10.55	0.13	1.42	1.55	(0.13)	(0.14)	(0.27)
Year ended 3-31-2017	9.44	0.09	1.11	1.20	(0.09)	—	(0.09)
Year ended 3-31-2016	10.50	0.06	(1.06)	(1.00)	(0.06)	—	(0.06)
Year ended 3-31-2015	10.13	0.13	0.37	0.50	(0.13)	—	(0.13)
Year ended 3-31-2014	8.97	0.10	1.16	1.26	(0.10)	—	(0.10)
Class Y Shares							
Year ended 3-31-2018	10.58	0.15	1.43	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.51	0.07	(1.04)	(0.97)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.14	0.17	0.35	0.52	(0.15)	—	(0.15)
Year ended 3-31-2014	8.97	0.13	1.16	1.29	(0.12)	—	(0.12)

*   Not shown due to rounding.
(1) Based on average weekly shares outstanding.
(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.
(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.
(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.
(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.
(6) Class share is closed to investment.
(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.
(8) Annualized.
(9) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 11.87	14.95%	$ 84	0.49%	1.17%	0.49%	1.17%	10%
Year ended 3-31-2017	10.58	13.00	73	0.49	0.88	0.52	0.85	24
Year ended 3-31-2016	9.46	-9.41	188	0.46	0.71	—	—	37
Year ended 3-31-2015	10.52	5.17	228	0.48	1.36	—	—	4
Year ended 3-31-2014	10.15	14.33	254	0.49	1.16	—	—	21
Class B Shares[5]								
Year ended 3-31-2018	11.61	14.28	1	1.40	0.24	1.47	0.17	10
Year ended 3-31-2017	10.35	12.39	1	1.40	0.12	1.47	0.05	24
Year ended 3-31-2016	9.25	-10.42	2	1.40	-0.24	1.48	-0.32	37
Year ended 3-31-2015	10.33	4.28	2	1.36	0.60	—	—	4
Year ended 3-31-2014	9.99	13.53	3	1.39	0.28	—	—	21
Class C Shares								
Year ended 3-31-2018	11.64	14.34	3	1.28	0.57	—	—	10
Year ended 3-31-2017	10.38	12.44	4	1.27	0.25	—	—	24
Year ended 3-31-2016	9.28	-10.30	5	1.27	-0.04	—	—	37
Year ended 3-31-2015	10.36	4.32	5	1.29	0.73	—	—	4
Year ended 3-31-2014	10.02	13.57	6	1.26	0.43	—	—	21
Class E Shares[6]								
Year ended 3-31-2018	11.89	15.11	1	0.39	1.30	0.40	1.29	10
Year ended 3-31-2017	10.59	13.07	—*	0.39	1.16	—	—	24
Year ended 3-31-2016	9.47	-9.36	—*	0.39	0.79	—	—	37
Year ended 3-31-2015	10.53	5.25	—*	0.39	1.49	—	—	4
Year ended 3-31-2014	10.16	14.38	—*	0.40	1.24	—	—	21
Class I Shares								
Year ended 3-31-2018	11.93	15.23	142	0.16	1.55	0.18	1.53	10
Year ended 3-31-2017	10.63	13.32	109	0.16	1.56	0.16	1.56	24
Year ended 3-31-2016	9.50	-9.00	1	0.16	1.28	—	—	37
Year ended 3-31-2015	10.54	5.41	1	0.16	1.82	0.18	1.80	4
Year ended 3-31-2014	10.17	14.41	1	0.16	1.47	—	—	21
Class N Shares								
Year ended 3-31-2018[7]	11.94	9.67	—*	0.15[8]	1.89[8]	—	—	10[9]
Class R Shares								
Year ended 3-31-2018	11.83	14.77	1	0.66	1.12	—	—	10
Year ended 3-31-2017	10.55	12.78	1	0.66	0.94	—	—	24
Year ended 3-31-2016	9.44	-9.55	1	0.64	0.55	—	—	37
Year ended 3-31-2015	10.50	5.07	1	0.63	1.26	—	—	4
Year ended 3-31-2014	10.13	14.12	1	0.63	1.01	—	—	21
Class Y Shares								
Year ended 3-31-2018	11.87	15.03	1	0.38	1.30	0.40	1.28	10
Year ended 3-31-2017	10.58	13.10	1	0.38	1.15	0.42	1.11	24
Year ended 3-31-2016	9.46	-9.28	1	0.38	0.68	0.40	0.66	37
Year ended 3-31-2015	10.51	5.26	2	0.38	1.63	0.47	1.54	4
Year ended 3-31-2014	10.14	14.42	2	0.40	1.33	—	—	21

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 23.67	$(0.32)	$ 2.84	$ 2.52	$—	$ —	$ —
Year ended 3-31-2017	18.14	(0.29)	6.14	5.85	—	(0.32)	(0.32)
Year ended 3-31-2016	24.73	(0.32)	(5.37)	(5.69)	—	(0.90)	(0.90)
Year ended 3-31-2015	27.31	(0.36)	(0.82)	(1.18)	—	(1.40)	(1.40)
Year ended 3-31-2014	20.45	(0.36)	8.65	8.29	—	(1.43)	(1.43)
Class B Shares[3]							
Year ended 3-31-2018	22.21	(0.51)	2.65	2.14	—	—	—
Year ended 3-31-2017	17.20	(0.47)	5.80	5.33	—	(0.32)	(0.32)
Year ended 3-31-2016	23.70	(0.49)	(5.11)	(5.60)	—	(0.90)	(0.90)
Year ended 3-31-2015	26.23	(0.56)	(0.79)	(1.35)	—	(1.18)	(1.18)
Year ended 3-31-2014	19.86	(0.57)	8.36	7.79	—	(1.42)	(1.42)
Class C Shares							
Year ended 3-31-2018	22.58	(0.48)	2.69	2.21	—	—	—
Year ended 3-31-2017	17.45	(0.45)	5.90	5.45	—	(0.32)	(0.32)
Year ended 3-31-2016	24.00	(0.47)	(5.18)	(5.65)	—	(0.90)	(0.90)
Year ended 3-31-2015	26.56	(0.53)	(0.80)	(1.33)	—	(1.23)	(1.23)
Year ended 3-31-2014	20.05	(0.52)	8.45	7.93	—	(1.42)	(1.42)
Class I Shares							
Year ended 3-31-2018	24.28	(0.23)	2.92	2.69	—	—	—
Year ended 3-31-2017	18.53	(0.23)	6.30	6.07	—	(0.32)	(0.32)
Year ended 3-31-2016	25.12	(0.22)	(5.47)	(5.69)	—	(0.90)	(0.90)
Year ended 3-31-2015	27.65	(0.27)	(0.83)	(1.10)	—	(1.43)	(1.43)
Year ended 3-31-2014	20.65	(0.26)	8.75	8.49	—	(1.49)	(1.49)
Class N Shares[4]							
Year ended 3-31-2018	24.43	(0.19)	2.94	2.75	—	—	—
Year ended 3-31-2017	18.61	(0.18)	6.32	6.14	—	(0.32)	(0.32)
Year ended 3-31-2016	25.19	(0.19)	(5.49)	(5.68)	—	(0.90)	(0.90)
Year ended 3-31-2015[5]	23.73	(0.15)	3.01	2.86	—	(1.40)	(1.40)
Class R Shares							
Year ended 3-31-2018	23.55	(0.36)	2.81	2.45	—	—	—
Year ended 3-31-2017	18.08	(0.34)	6.13	5.79	—	(0.32)	(0.32)
Year ended 3-31-2016	24.69	(0.35)	(5.36)	(5.71)	—	(0.90)	(0.90)
Year ended 3-31-2015	27.27	(0.41)	(0.81)	(1.22)	—	(1.36)	(1.36)
Year ended 3-31-2014	20.45	(0.40)	8.64	8.24	—	(1.42)	(1.42)
Class Y Shares							
Year ended 3-31-2018	24.47	(0.29)	2.94	2.65	—	—	—
Year ended 3-31-2017	18.72	(0.27)	6.34	6.07	—	(0.32)	(0.32)
Year ended 3-31-2016	25.44	(0.28)	(5.54)	(5.82)	—	(0.90)	(0.90)
Year ended 3-31-2015	28.02	(0.33)	(0.84)	(1.17)	—	(1.41)	(1.41)
Year ended 3-31-2014	20.51	(0.33)	9.29	8.96	—	(1.45)	(1.45)

* *Not shown due to rounding.*

(1) *Based on average weekly shares outstanding.*

(2) *Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(4) *Effective March 3, 2017 Class R6 has been renamed Class N.*

(5) *For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.*

(6) *Annualized.*

(7) *Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.*

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Loss to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$ 26.19	10.69%	$ 77	1.63%	-1.27%	26%
Year ended 3-31-2017	23.67	32.21	82	1.68	-1.36	32
Year ended 3-31-2016	18.14	-23.51	130	1.69	-1.42	84
Year ended 3-31-2015	24.73	-3.91	199	1.64	-1.50	47
Year ended 3-31-2014	27.31	41.32	213	1.64	-1.45	67
Class B Shares[3]						
Year ended 3-31-2018	24.35	9.64	1	2.57	-2.20	26
Year ended 3-31-2017	22.21	30.94	2	2.60	-2.28	32
Year ended 3-31-2016	17.20	-24.16	1	2.57	-2.29	84
Year ended 3-31-2015	23.70	-4.80	2	2.54	-2.40	47
Year ended 3-31-2014	26.23	39.96	3	2.59	-2.40	67
Class C Shares						
Year ended 3-31-2018	24.79	9.79	6	2.40	-2.04	26
Year ended 3-31-2017	22.58	31.19	7	2.45	-2.14	32
Year ended 3-31-2016	17.45	-24.06	7	2.42	-2.15	84
Year ended 3-31-2015	24.00	-4.63	10	2.39	-2.25	47
Year ended 3-31-2014	26.56	40.28	14	2.35	-2.15	67
Class I Shares						
Year ended 3-31-2018	26.97	11.08	68	1.27	-0.91	26
Year ended 3-31-2017	24.28	32.72	71	1.27	-0.99	32
Year ended 3-31-2016	18.53	-23.14	10	1.25	-0.96	84
Year ended 3-31-2015	25.12	-3.56	21	1.24	-1.09	47
Year ended 3-31-2014	27.65	41.90	34	1.23	-1.01	67
Class N Shares[4]						
Year ended 3-31-2018	27.18	11.26	2	1.12	-0.73	26
Year ended 3-31-2017	24.43	32.96	2	1.09	-0.79	32
Year ended 3-31-2016	18.61	-23.03	2	1.08	-0.84	84
Year ended 3-31-2015[5]	25.19	12.53	2	1.08[6]	-0.94[6]	47[7]
Class R Shares						
Year ended 3-31-2018	26.00	10.45	—*	1.84	-1.46	26
Year ended 3-31-2017	23.55	31.99	1	1.85	-1.57	32
Year ended 3-31-2016	18.08	-23.63	1	1.84	-1.58	84
Year ended 3-31-2015	24.69	-4.08	1	1.83	-1.69	47
Year ended 3-31-2014	27.27	41.09	—*	1.84	-1.66	67
Class Y Shares						
Year ended 3-31-2018	27.12	10.87	1	1.49	-1.13	26
Year ended 3-31-2017	24.47	32.39	1	1.51	-1.20	32
Year ended 3-31-2016	18.72	-23.36	1	1.50	-1.21	84
Year ended 3-31-2015	25.44	-3.77	2	1.49	-1.34	47
Year ended 3-31-2014	28.02	44.49	3	1.50	-1.30	67

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 20.81	$ (0.11)	$ 5.11	$ 5.00	$—	$ (1.82)	$ (1.82)
Year ended 3-31-2017	18.96	(0.08)	2.71	2.63	—	(0.78)	(0.78)
Year ended 3-31-2016	23.43	(0.06)	(2.33)	(2.39)	—	(2.08)	(2.08)
Year ended 3-31-2015	23.45	(0.12)	2.49	2.37	—	(2.39)	(2.39)
Year ended 3-31-2014	20.22	(0.14)	4.17	4.03	—	(0.80)	(0.80)
Class B Shares[4]							
Year ended 3-31-2018	17.02	(0.23)	4.14	3.91	—	(1.82)	(1.82)
Year ended 3-31-2017	15.76	(0.20)	2.24	2.04	—	(0.78)	(0.78)
Year ended 3-31-2016	19.84	(0.19)	(1.96)	(2.15)	—	(1.93)	(1.93)
Year ended 3-31-2015	20.30	(0.25)	2.13	1.88	—	(2.34)	(2.34)
Year ended 3-31-2014	17.66	(0.27)	3.61	3.34	—	(0.70)	(0.70)
Class C Shares							
Year ended 3-31-2018	18.09	(0.24)	4.41	4.17	—	(1.82)	(1.82)
Year ended 3-31-2017	16.69	(0.20)	2.38	2.18	—	(0.78)	(0.78)
Year ended 3-31-2016	20.88	(0.19)	(2.07)	(2.26)	—	(1.93)	(1.93)
Year ended 3-31-2015	21.24	(0.26)	2.25	1.99	—	(2.35)	(2.35)
Year ended 3-31-2014	18.44	(0.26)	3.77	3.51	—	(0.71)	(0.71)
Class E Shares							
Year ended 3-31-2018	20.34	(0.11)	5.00	4.89	—	(1.82)	(1.82)
Year ended 3-31-2017	18.54	(0.09)	2.67	2.58	—	(0.78)	(0.78)
Year ended 3-31-2016	22.92	(0.08)	(2.29)	(2.37)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.02	(0.19)	2.46	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	19.90	(0.20)	4.09	3.89	—	(0.77)	(0.77)
Class I Shares							
Year ended 3-31-2018	22.23	(0.05)	5.47	5.42	—	(1.82)	(1.82)
Year ended 3-31-2017	20.15	(0.03)	2.89	2.86	—	(0.78)	(0.78)
Year ended 3-31-2016	24.77	0.00*	(2.46)	(2.46)	—	(2.16)	(2.16)
Year ended 3-31-2015	24.60	(0.05)	2.63	2.58	—	(2.41)	(2.41)
Year ended 3-31-2014	21.17	(0.07)	4.36	4.29	—	(0.86)	(0.86)
Class N Shares[5]							
Year ended 3-31-2018	22.35	(0.01)	5.50	5.49	—	(1.82)	(1.82)
Year ended 3-31-2017	20.22	0.00*	2.91	2.91	—	(0.78)	(0.78)
Year ended 3-31-2016	24.81	0.05	(2.48)	(2.43)	—	(2.16)	(2.16)
Year ended 3-31-2015[6]	24.38	(0.02)	2.84	2.82	—	(2.39)	(2.39)
Class R Shares							
Year ended 3-31-2018	20.40	(0.18)	5.00	4.82	—	(1.82)	(1.82)
Year ended 3-31-2017	18.65	(0.14)	2.67	2.53	—	(0.78)	(0.78)
Year ended 3-31-2016	23.08	(0.13)	(2.29)	(2.42)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.18	(0.18)	2.45	2.27	—	(2.37)	(2.37)
Year ended 3-31-2014	20.02	(0.19)	4.12	3.93	—	(0.77)	(0.77)
Class Y Shares							
Year ended 3-31-2018	21.66	(0.10)	5.32	5.22	—	(1.82)	(1.82)
Year ended 3-31-2017	19.69	(0.08)	2.83	2.75	—	(0.78)	(0.78)
Year ended 3-31-2016	24.26	(0.06)	(2.41)	(2.47)	—	(2.10)	(2.10)
Year ended 3-31-2015	24.18	(0.11)	2.58	2.47	—	(2.39)	(2.39)
Year ended 3-31-2014	20.83	(0.12)	4.30	4.18	—	(0.83)	(0.83)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.30%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$23.99	24.56%	$1,600	1.31%[9]	-0.48%	1.31%	-0.48%	26%
Year ended 3-31-2017	20.81	13.99	428	1.31	-0.39	1.35	-0.43	14
Year ended 3-31-2016	18.96	-10.27	787	1.29	-0.30	—	—	38
Year ended 3-31-2015	23.43	10.73	1,025	1.28	-0.50	1.29	-0.51	35
Year ended 3-31-2014	23.45	20.09	1,558	1.34	-0.63	—	—	43
Class B Shares[4]								
Year ended 3-31-2018	19.11	23.66	20	2.09	-1.26	—	—	26
Year ended 3-31-2017	17.02	13.07	17	2.10	-1.24	—	—	14
Year ended 3-31-2016	15.76	-10.95	19	2.05	-1.06	—	—	38
Year ended 3-31-2015	19.84	9.94	24	2.05	-1.26	—	—	35
Year ended 3-31-2014	20.30	19.14	26	2.10	-1.39	—	—	43
Class C Shares								
Year ended 3-31-2018	20.44	23.64	203	2.02	-1.20	—	—	26
Year ended 3-31-2017	18.09	13.19	213	2.04	-1.16	—	—	14
Year ended 3-31-2016	16.69	-10.92	264	2.01	-1.02	—	—	38
Year ended 3-31-2015	20.88	10.00	343	2.01	-1.22	—	—	35
Year ended 3-31-2014	21.24	19.25	295	2.01	-1.31	—	—	43
Class E Shares								
Year ended 3-31-2018	23.41	24.59	11	1.30	-0.48	1.57	-0.75	26
Year ended 3-31-2017	20.34	14.04	9	1.30	-0.47	1.65	-0.82	14
Year ended 3-31-2016	18.54	-10.41	7	1.41	-0.41	1.63	-0.63	38
Year ended 3-31-2015	22.92	10.46	7	1.60	-0.82	1.63	-0.85	35
Year ended 3-31-2014	23.02	19.75	6	1.60	-0.90	1.71	-1.01	43
Class I Shares								
Year ended 3-31-2018	25.83	24.89	1,869	1.03	-0.20	—	—	26
Year ended 3-31-2017	22.23	14.31	1,112	1.04	-0.15	—	—	14
Year ended 3-31-2016	20.15	-10.00	1,423	1.00	-0.01	—	—	38
Year ended 3-31-2015	24.77	11.09	2,933	0.99	-0.19	—	—	35
Year ended 3-31-2014	24.60	20.52	2,098	0.99	-0.28	—	—	43
Class N Shares[5]								
Year ended 3-31-2018	26.02	25.07	135	0.88	-0.05	—	—	26
Year ended 3-31-2017	22.35	14.51	65	0.87	-0.02	—	—	14
Year ended 3-31-2016	20.22	-9.85	77	0.85	0.24	—	—	38
Year ended 3-31-2015[6]	24.81	12.18	27	0.84[7]	-0.15[7]	—	—	35[8]
Class R Shares								
Year ended 3-31-2018	23.40	24.17	50	1.63	-0.80	—	—	26
Year ended 3-31-2017	20.40	13.68	55	1.62	-0.75	—	—	14
Year ended 3-31-2016	18.65	-10.55	71	1.60	-0.61	—	—	38
Year ended 3-31-2015	23.08	10.40	96	1.59	-0.80	—	—	35
Year ended 3-31-2014	23.18	19.83	103	1.59	-0.89	—	—	43
Class Y Shares								
Year ended 3-31-2018	25.06	24.61	259	1.27	-0.44	—	—	26
Year ended 3-31-2017	21.66	14.08	321	1.26	-0.38	—	—	14
Year ended 3-31-2016	19.69	-10.26	471	1.24	-0.25	—	—	38
Year ended 3-31-2015	24.26	10.82	706	1.23	-0.44	—	—	35
Year ended 3-31-2014	24.18	20.21	694	1.23	-0.53	—	—	43

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$12.68	$ 0.18	$1.08	$ 1.26	$ (0.18)	$ —	$ (0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.10	0.15	(0.15)	0.00*	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[4]	10.00	0.10	1.05	1.15	(0.05)	—*	(0.05)
Class C Shares							
Year ended 3-31-2018	12.62	0.08	1.08	1.16	(0.08)	—	(0.08)
Year ended 3-31-2017	10.91	0.07	1.70	1.77	(0.06)	—	(0.06)
Year ended 3-31-2016	11.10	0.08	(0.16)	(0.08)	(0.09)	(0.02)	(0.11)
Year ended 3-31-2015[4]	10.00	0.05	1.07	1.12	(0.02)	—*	(0.02)
Class E Shares							
Year ended 3-31-2018	12.68	0.20	1.09	1.29	(0.20)	—	(0.20)
Year ended 3-31-2017	10.93	0.18	1.70	1.88	(0.13)	—	(0.13)
Year ended 3-31-2016	11.11	0.16	(0.16)	0.00*	(0.16)	(0.02)	(0.18)
Year ended 3-31-2015[4]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)
Class I Shares							
Year ended 3-31-2018	12.70	0.21	1.09	1.30	(0.22)	—	(0.22)
Year ended 3-31-2017	10.94	0.19	1.72	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[4]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class N Shares[7]							
Year ended 3-31-2018	12.70	0.23	1.09	1.32	(0.24)	—	(0.24)
Year ended 3-31-2017	10.94	0.20	1.71	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[4]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class R Shares							
Year ended 3-31-2018	12.65	0.13	1.09	1.22	(0.13)	—	(0.13)
Year ended 3-31-2017	10.92	0.12	1.69	1.81	(0.08)	—	(0.08)
Year ended 3-31-2016	11.10	0.11	(0.16)	(0.05)	(0.11)	(0.02)	(0.13)
Year ended 3-31-2015[4]	10.00	0.06	1.07	1.13	(0.03)	—*	(0.03)
Class Y Shares							
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.11	0.16	(0.17)	(0.01)	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[4]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(5) Annualized

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7) Effective March 3, 2017 Class R6 has been renamed Class N.

(8) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(9) Ratio of expenses to average net assets excluding offering cost was 1.16%.

(10) Ratio of expenses to average net assets excluding offering cost was 2.03%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.88%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.26%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.11%.

(14) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(15) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.76%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(18) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(19) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(21) Ratio of expenses to average net assets excluding offering cost was 1.16%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$13.76	9.98%	$103	1.35%	1.34%	1.40%	1.29%	42%
Year ended 3-31-2017	12.68	17.10	119	1.35	1.27	1.45	1.17	28
Year ended 3-31-2016	10.93	0.06	95	1.35[8]	1.44	1.66	1.13	26
Year ended 3-31-2015[4]	11.10	11.56	43	1.35[5][9]	1.83[5]	1.60[5]	1.58[5]	10[6]
Class C Shares								
Year ended 3-31-2018	13.70	9.30	11	2.07	0.63	2.17	0.53	42
Year ended 3-31-2017	12.62	16.19	15	2.07	0.51	2.13	0.45	28
Year ended 3-31-2016	10.91	-0.70	5	2.07[10]	0.72	2.28	0.51	26
Year ended 3-31-2015[4]	11.10	11.26	3	2.07[5][11]	0.98[5]	2.22[5]	0.83[5]	10[6]
Class E Shares								
Year ended 3-31-2018	13.77	10.25	3	1.18	1.50	—	—	42
Year ended 3-31-2017	12.68	17.21	3	1.23	1.47	—	—	28
Year ended 3-31-2016	10.93	0.01	2	1.30[12]	1.50	1.41	1.39	26
Year ended 3-31-2015[4]	11.11	11.68	2	1.30[5][13]	1.70[5]	1.42[5]	1.58[5]	10[6]
Class I Shares								
Year ended 3-31-2018	13.78	10.30	166	1.05	1.62	1.12	1.55	42
Year ended 3-31-2017	12.70	17.49	174	1.04	1.49	1.11	1.42	28
Year ended 3-31-2016	10.94	0.28	8	1.05[14]	1.76	1.30	1.51	26
Year ended 3-31-2015[4]	11.11	11.81	9	1.05[5][15]	1.97[5]	1.32[5]	1.70[5]	10[6]
Class N Shares[7]								
Year ended 3-31-2018	13.78	10.43	48	0.95	1.70	—	—	42
Year ended 3-31-2017	12.70	17.54	5	0.98	1.65	—	—	28
Year ended 3-31-2016	10.94	0.28	3	1.05[16]	1.75	1.16	1.64	26
Year ended 3-31-2015[4]	11.11	11.81	3	1.05[5][17]	1.97[5]	1.18[5]	1.84[5]	10[6]
Class R Shares								
Year ended 3-31-2018	13.74	9.66	3	1.68	1.00	—	—	42
Year ended 3-31-2017	12.65	16.58	3	1.73	0.97	—	—	28
Year ended 3-31-2016	10.92	-0.41	2	1.80[18]	1.00	1.91	0.89	26
Year ended 3-31-2015[4]	11.10	11.38	2	1.80[5][19]	1.20[5]	1.92[5]	1.08[5]	10[6]
Class Y Shares								
Year ended 3-31-2018	13.76	9.99	6	1.35	1.33	1.36	1.32	42
Year ended 3-31-2017	12.68	17.10	8	1.35	1.28	1.37	1.26	28
Year ended 3-31-2016	10.93	-0.03	5	1.35[20]	1.46	1.58	1.23	26
Year ended 3-31-2015[4]	11.11	11.66	4	1.35[5][21]	1.73[5]	1.57[5]	1.51[5]	10[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$11.82	$0.42	$ (0.15)	$ 0.27	$(0.37)	$—	$(0.37)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)
Class B Shares[4]							
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Class C Shares							
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Year ended 3-31-2014	12.19	0.25	(0.45)	(0.20)	(0.25)	—	(0.25)
Class I Shares							
Year ended 3-31-2018	11.82	0.43	(0.15)	0.28	(0.38)	—	(0.38)
Year ended 3-31-2017	12.13	0.31	(0.32)	(0.01)	(0.30)	—	(0.30)
Year ended 3-31-2016	12.07	0.31	0.05	0.36	(0.30)	—	(0.30)
Year ended 3-31-2015	11.74	0.33	0.34	0.67	(0.34)	—	(0.34)
Year ended 3-31-2014	12.19	0.36	(0.45)	(0.09)	(0.36)	—	(0.36)
Class N Shares							
Year ended 3-31-2018[5]	11.90	0.33	(0.21)	0.12	(0.30)	—	(0.30)
Class Y Shares							
Year ended 3-31-2018	11.82	0.38	(0.12)	0.26	(0.36)	—	(0.36)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Year ended 3-31-2014	12.19	0.34	(0.45)	(0.11)	(0.34)	—	(0.34)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 0.86%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 11.72	2.28%	$523	0.87%[8]	3.52%	0.92%	3.47%	0%
Year ended 3-31-2017	11.82	-0.26	68	0.98	2.28	—	—	14
Year ended 3-31-2016	12.13	2.87	184	0.99	2.35	—	—	4
Year ended 3-31-2015	12.07	5.51	148	1.01	2.60	—	—	8
Year ended 3-31-2014	11.74	-0.86	113	1.02	2.90	—	—	7
Class B Shares[4]								
Year ended 3-31-2018	11.72	1.38	2	1.74	2.44	—	—	0
Year ended 3-31-2017	11.82	-1.02	2	1.74	1.56	—	—	14
Year ended 3-31-2016	12.13	2.11	2	1.73	1.62	—	—	4
Year ended 3-31-2015	12.07	4.71	2	1.77	1.87	—	—	8
Year ended 3-31-2014	11.74	-1.63	2	1.79	2.12	—	—	7
Class C Shares								
Year ended 3-31-2018	11.72	1.39	24	1.74	2.46	—	—	0
Year ended 3-31-2017	11.82	-1.01	25	1.73	1.57	—	—	14
Year ended 3-31-2016	12.13	2.12	31	1.73	1.61	—	—	4
Year ended 3-31-2015	12.07	4.72	24	1.76	1.86	—	—	8
Year ended 3-31-2014	11.74	-1.62	21	1.78	2.12	—	—	7
Class I Shares								
Year ended 3-31-2018	11.72	2.36	326	0.75[9]	3.58	0.75	3.58	0
Year ended 3-31-2017	11.82	-0.08	96	0.79	2.56	—	—	14
Year ended 3-31-2016	12.13	3.09	9	0.78	2.55	—	—	4
Year ended 3-31-2015	12.07	5.73	5	0.80	2.75	—	—	8
Year ended 3-31-2014	11.74	-0.65	2	0.81	3.11	—	—	7
Class N Shares								
Year ended 3-31-2018[5]	11.72	1.09	1	0.60[6]	3.74[6]	—	—	0[7]
Class Y Shares								
Year ended 3-31-2018	11.72	2.23	1	0.90[8]	3.22	1.02	3.10	0
Year ended 3-31-2017	11.82	-0.26	1	0.98	2.33	1.03	2.28	14
Year ended 3-31-2016	12.13	2.87	1	0.99	2.35	1.03	2.31	4
Year ended 3-31-2015	12.07	5.52	1	1.01	2.60	1.05	2.56	8
Year ended 3-31-2014	11.74	-0.87	1	1.02	2.89	1.06	2.85	7

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$5.09	$ 0.16	$ 0.00*	$ 0.16	$(0.20)	$ —*	$(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Class B Shares[4]							
Year ended 3-31-2018	5.09	0.18	(0.05)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Class C Shares							
Year ended 3-31-2018	5.09	0.19	(0.06)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Year ended 3-31-2014	5.47	0.20	(0.42)	(0.22)	(0.20)	(0.02)	(0.22)
Class I Shares							
Year ended 3-31-2018	5.09	0.23	(0.06)	0.17	(0.21)	—*	(0.21)
Year ended 3-31-2017	5.28	0.24	(0.19)	0.05	(0.24)	—	(0.24)
Year ended 3-31-2016	5.31	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2015	5.03	0.24	0.28	0.52	(0.24)	—	(0.24)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)
Class N Shares[5]							
Year ended 3-31-2018[6]	5.11	0.17	(0.07)	0.10	(0.16)	—*	(0.16)
Class Y Shares							
Year ended 3-31-2018	5.09	0.23	(0.07)	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Year ended 3-31-2014	5.47	0.24	(0.42)	(0.18)	(0.24)	(0.02)	(0.26)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 0.67%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$5.05	3.35%	$732	0.88%	3.17%	—%	—%	3%
Year ended 3-31-2017	5.09	0.65	235	0.87	4.27	—	—	8
Year ended 3-31-2016	5.28	3.61	389	0.86	4.19	0.88	4.17	4
Year ended 3-31-2015	5.31	10.29	377	0.85	4.46	0.87	4.44	9
Year ended 3-31-2014	5.03	-3.32	366	0.86	4.58	0.87	4.57	21
Class B Shares[4]								
Year ended 3-31-2018	5.05	2.57	9	1.62	3.63	1.72	3.53	3
Year ended 3-31-2017	5.09	-0.11	11	1.62	3.52	1.63	3.51	8
Year ended 3-31-2016	5.28	2.84	14	1.62	3.43	1.64	3.41	4
Year ended 3-31-2015	5.31	9.44	15	1.62	3.69	1.64	3.67	9
Year ended 3-31-2014	5.03	-4.07	15	1.64	3.82	1.65	3.81	21
Class C Shares								
Year ended 3-31-2018	5.05	2.61	143	1.58	3.67	1.64	3.61	3
Year ended 3-31-2017	5.09	-0.07	182	1.58	3.56	1.60	3.54	8
Year ended 3-31-2016	5.28	2.87	237	1.58	3.47	1.60	3.45	4
Year ended 3-31-2015	5.31	9.50	238	1.58	3.72	1.60	3.70	9
Year ended 3-31-2014	5.03	-4.04	216	1.60	3.84	1.61	3.83	21
Class I Shares								
Year ended 3-31-2018	5.05	3.56	520	0.68[9]	4.49	0.72	4.45	3
Year ended 3-31-2017	5.09	0.84	617	0.68	4.46	0.69	4.45	8
Year ended 3-31-2016	5.28	3.80	701	0.67	4.38	0.69	4.36	4
Year ended 3-31-2015	5.31	10.50	703	0.68	4.62	0.70	4.60	9
Year ended 3-31-2014	5.03	-3.16	586	0.69	4.76	0.70	4.75	21
Class N Shares[5]								
Year ended 3-31-2018[6]	5.05	2.07	—*	0.58[7]	4.55[7]	—	—	3[8]
Class Y Shares								
Year ended 3-31-2018	5.05	3.35	10	0.88	4.44	0.98	4.34	3
Year ended 3-31-2017	5.09	0.65	15	0.86	4.28	0.95	4.19	8
Year ended 3-31-2016	5.28	3.60	21	0.86	4.19	0.95	4.10	4
Year ended 3-31-2015	5.31	10.35	21	0.85	4.39	0.95	4.29	9
Year ended 3-31-2014	5.03	-3.32	15	0.85	4.52	0.95	4.42	21

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP CORE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$17.66	$(0.04)	$ 1.09	$ 1.05	$ —	$(0.42)	$(0.42)
Year ended 3-31-2017	14.38	(0.05)	4.14	4.09	—	(0.81)	(0.81)
Year ended 3-31-2016	17.47	(0.07)	(0.87)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.32	(0.04)	0.99	0.95	—	(1.80)	(1.80)
Year ended 3-31-2014	17.23	(0.11)	3.55	3.44	(0.07)	(2.28)	(2.35)
Class B Shares[3]							
Year ended 3-31-2018	14.45	(0.16)	0.88	0.72	—	(0.38)	(0.38)
Year ended 3-31-2017	11.92	(0.17)	3.43	3.26	—	(0.73)	(0.73)
Year ended 3-31-2016	15.01	(0.19)	(0.75)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.10	(0.18)	0.84	0.66	—	(1.75)	(1.75)
Year ended 3-31-2014	15.39	(0.25)	3.14	2.89	(0.02)	(2.16)	(2.18)
Class C Shares							
Year ended 3-31-2018	15.39	(0.16)	0.97	0.81	—	(0.39)	(0.39)
Year ended 3-31-2017	12.64	(0.14)	3.64	3.50	—	(0.75)	(0.75)
Year ended 3-31-2016	15.74	(0.16)	(0.79)	(0.95)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.76	(0.14)	0.89	0.75	—	(1.77)	(1.77)
Year ended 3-31-2014	15.94	(0.21)	3.26	3.05	(0.04)	(2.19)	(2.23)
Class E Shares[4]							
Year ended 3-31-2018	18.32	0.00*	1.14	1.14	—	(0.44)	(0.44)
Year ended 3-31-2017	14.87	0.00*	4.30	4.30	—	(0.85)	(0.85)
Year ended 3-31-2016	17.93	(0.02)	(0.89)	(0.91)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.76	0.03	1.01	1.04	—	(1.87)	(1.87)
Year ended 3-31-2014	17.59	(0.04)	3.63	3.59	(0.09)	(2.33)	(2.42)
Class I Shares							
Year ended 3-31-2018	19.03	0.00*	1.20	1.20	—	(0.44)	(0.44)
Year ended 3-31-2017	15.42	0.01	4.46	4.47	—	(0.86)	(0.86)
Year ended 3-31-2016	18.49	0.00*	(0.92)	(0.92)	—	(2.15)	(2.15)
Year ended 3-31-2015	19.29	0.05	1.04	1.09	—	(1.89)	(1.89)
Year ended 3-31-2014	18.03	(0.02)	3.72	3.70	(0.10)	(2.34)	(2.44)
Class N Shares[5]							
Year ended 3-31-2018	19.17	0.03	1.21	1.24	—	(0.45)	(0.45)
Year ended 3-31-2017	15.52	0.04	4.49	4.53	—	(0.88)	(0.88)
Year ended 3-31-2016	18.56	0.02	(0.91)	(0.89)	—	(2.15)	(2.15)
Year ended 3-31-2015[6]	18.96	0.08	1.36	1.44	—	(1.84)	(1.84)
Class R Shares							
Year ended 3-31-2018	17.58	(0.11)	1.12	1.01	—	(0.41)	(0.41)
Year ended 3-31-2017	14.33	(0.09)	4.13	4.04	—	(0.79)	(0.79)
Year ended 3-31-2016	17.44	(0.10)	(0.86)	(0.96)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.31	(0.06)	0.98	0.92	—	(1.79)	(1.79)
Year ended 3-31-2014	17.23	(0.13)	3.54	3.41	(0.07)	(2.26)	(2.33)
Class T Shares							
Year ended 3-31-2018[9]	17.97	(0.08)	0.86	0.78	—	(0.42)	(0.42)
Class Y Shares							
Year ended 3-31-2018	18.51	(0.03)	1.15	1.12	—	(0.43)	(0.43)
Year ended 3-31-2017	15.03	(0.03)	4.34	4.31	—	(0.83)	(0.83)
Year ended 3-31-2016	18.12	(0.05)	(0.89)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.94	(0.02)	1.04	1.02	—	(1.84)	(1.84)
Year ended 3-31-2014	17.74	(0.07)	3.66	3.59	(0.08)	(2.31)	(2.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class is closed to investment.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$18.29	5.97%	$ 186	1.46%	-0.24%	119%
Year ended 3-31-2017	17.66	28.52	200	1.50	-0.28	133
Year ended 3-31-2016	14.38	-5.11	193	1.56	-0.45	135
Year ended 3-31-2015	17.47	5.74	240	1.54	-0.20	106
Year ended 3-31-2014	18.32	21.10	244	1.57	-0.62	61
Class B Shares[3]						
Year ended 3-31-2018	14.79	4.91	3	2.39	-1.06	119
Year ended 3-31-2017	14.45	27.39	5	2.44	-1.26	133
Year ended 3-31-2016	11.92	-5.99	2	2.51	-1.39	135
Year ended 3-31-2015	15.01	4.68	3	2.50	-1.17	106
Year ended 3-31-2014	16.10	19.87	4	2.58	-1.63	61
Class C Shares						
Year ended 3-31-2018	15.81	5.21	33	2.14	-0.97	119
Year ended 3-31-2017	15.39	27.72	33	2.17	-0.99	133
Year ended 3-31-2016	12.64	-5.77	14	2.23	-1.11	135
Year ended 3-31-2015	15.74	5.02	18	2.21	-0.89	106
Year ended 3-31-2014	16.76	20.24	19	2.25	-1.30	61
Class E Shares[4]						
Year ended 3-31-2018	19.02	6.17	—*	1.19	-0.01	119
Year ended 3-31-2017	18.32	28.97	—*	1.21	0.00	133
Year ended 3-31-2016	14.87	-4.80	—*	1.22	-0.12	135
Year ended 3-31-2015	17.93	6.08	—*	1.21	0.14	106
Year ended 3-31-2014	18.76	21.56	—*	1.21	-0.26	61
Class I Shares						
Year ended 3-31-2018	19.79	6.29	333	1.10	-0.02	119
Year ended 3-31-2017	19.03	29.05	253	1.10	0.03	133
Year ended 3-31-2016	15.42	-4.71	25	1.12	0.00	135
Year ended 3-31-2015	18.49	6.20	29	1.10	0.26	106
Year ended 3-31-2014	19.29	21.67	26	1.10	-0.15	61
Class N Shares[5]						
Year ended 3-31-2018	19.96	6.45	43	0.94	0.16	119
Year ended 3-31-2017	19.17	29.25	9	0.95	0.22	133
Year ended 3-31-2016	15.52	-4.52	4	0.96	0.13	135
Year ended 3-31-2015[6]	18.56	8.17	3	0.96[7]	0.70[7]	106[8]
Class R Shares						
Year ended 3-31-2018	18.18	5.69	11	1.68	-0.62	119
Year ended 3-31-2017	17.58	28.27	6	1.69	-0.51	133
Year ended 3-31-2016	14.33	-5.24	3	1.72	-0.66	135
Year ended 3-31-2015	17.44	5.57	2	1.70	-0.32	106
Year ended 3-31-2014	18.31	20.91	1	1.70	-0.78	61
Class T Shares						
Year ended 3-31-2018[9]	18.33	4.31	—*	1.19[7]	-0.57[7]	119[10]
Class Y Shares						
Year ended 3-31-2018	19.20	6.00	18	1.36	-0.16	119
Year ended 3-31-2017	18.51	28.74	22	1.35	-0.20	133
Year ended 3-31-2016	15.03	-4.92	7	1.37	-0.30	135
Year ended 3-31-2015	18.12	5.93	10	1.36	-0.09	106
Year ended 3-31-2014	18.94	21.35	10	1.33	-0.39	61

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 17.23	$ (0.15)	$3.56	$ 3.41	$ —	$ (2.01)	$ (2.01)
Year ended 3-31-2017	14.81	(0.13)	3.58	3.45	—	(1.03)	(1.03)
Year ended 3-31-2016	18.71	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.51	(0.14)	1.52	1.38	—	(1.18)	(1.18)
Year ended 3-31-2014	16.33	(0.19)	4.04	3.85	—	(1.67)	(1.67)
Class B Shares[4]							
Year ended 3-31-2018	13.11	(0.23)	2.66	2.43	—	(1.99)	(1.99)
Year ended 3-31-2017	11.57	(0.21)	2.78	2.57	—	(1.03)	(1.03)
Year ended 3-31-2016	15.28	(0.23)	(1.15)	(1.38)	—	(2.33)	(2.33)
Year ended 3-31-2015	15.47	(0.25)	1.24	0.99	—	(1.18)	(1.18)
Year ended 3-31-2014	13.95	(0.30)	3.42	3.12	—	(1.60)	(1.60)
Class C Shares							
Year ended 3-31-2018	14.28	(0.24)	2.92	2.68	—	(1.99)	(1.99)
Year ended 3-31-2017	12.50	(0.20)	3.01	2.81	—	(1.03)	(1.03)
Year ended 3-31-2016	16.27	(0.21)	(1.23)	(1.44)	—	(2.33)	(2.33)
Year ended 3-31-2015	16.35	(0.23)	1.33	1.10	—	(1.18)	(1.18)
Year ended 3-31-2014	14.63	(0.28)	3.60	3.32	—	(1.60)	(1.60)
Class E Shares							
Year ended 3-31-2018	17.09	(0.15)	3.53	3.38	—	(2.01)	(2.01)
Year ended 3-31-2017	14.70	(0.14)	3.56	3.42	—	(1.03)	(1.03)
Year ended 3-31-2016	18.60	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.43	(0.16)	1.51	1.35	—	(1.18)	(1.18)
Year ended 3-31-2014	16.27	(0.22)	4.03	3.81	—	(1.65)	(1.65)
Class I Shares							
Year ended 3-31-2018	21.96	(0.12)	4.58	4.46	—	(2.06)	(2.06)
Year ended 3-31-2017	18.57	(0.10)	4.52	4.42	—	(1.03)	(1.03)
Year ended 3-31-2016	22.77	(0.09)	(1.77)	(1.86)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015	22.19	(0.09)	1.85	1.76	—	(1.18)	(1.18)
Year ended 3-31-2014	19.26	(0.15)	4.80	4.65	—	(1.72)	(1.72)
Class N Shares[5]							
Year ended 3-31-2018	22.06	(0.09)	4.60	4.51	—	(2.08)	(2.08)
Year ended 3-31-2017	18.62	(0.07)	4.54	4.47	—	(1.03)	(1.03)
Year ended 3-31-2016	22.79	(0.06)	(1.77)	(1.83)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015[6]	20.97	(0.02)	3.02	3.00	—	(1.18)	(1.18)
Class R Shares							
Year ended 3-31-2018	16.97	(0.20)	3.49	3.29	—	(1.99)	(1.99)
Year ended 3-31-2017	14.63	(0.17)	3.54	3.37	—	(1.03)	(1.03)
Year ended 3-31-2016	18.55	(0.17)	(1.42)	(1.59)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.41	(0.18)	1.50	1.32	—	(1.18)	(1.18)
Year ended 3-31-2014	16.26	(0.23)	4.02	3.79	—	(1.64)	(1.64)
Class T Shares							
Year ended 3-31-2018[9]	18.21	(0.08)	2.52	2.44	—	(2.02)	(2.02)
Class Y Shares							
Year ended 3-31-2018	20.85	(0.17)	4.34	4.17	—	(2.02)	(2.02)
Year ended 3-31-2017	17.72	(0.14)	4.30	4.16	—	(1.03)	(1.03)
Year ended 3-31-2016	21.88	(0.13)	(1.70)	(1.83)	—	(2.33)	(2.33)
Year ended 3-31-2015	21.42	(0.14)	1.78	1.64	—	(1.18)	(1.18)
Year ended 3-31-2014	18.66	(0.20)	4.64	4.44	—	(1.68)	(1.68)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(11) Expense ratio based on the period excluding reorganization expenses was 1.36%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$ 18.63	20.69%	$1,026	1.35%	-0.80%	—%	—%	43%
Year ended 3-31-2017	17.23	23.58	236	1.41	-0.81	—	—	53
Year ended 3-31-2016	14.81	-8.91	325	1.44	-0.80	—	—	43
Year ended 3-31-2015	18.71	8.03	384	1.43	-0.80	—	—	43
Year ended 3-31-2014	18.51	24.27	406	1.43	-1.07	—	—	45
Class B Shares[4]								
Year ended 3-31-2018	13.55	19.67	10	2.23	-1.70	—	—	43
Year ended 3-31-2017	13.11	22.55	8	2.24	-1.66	—	—	53
Year ended 3-31-2016	11.57	-9.71	8	2.32	-1.69	—	—	43
Year ended 3-31-2015	15.28	7.07	11	2.31	-1.69	—	—	43
Year ended 3-31-2014	15.47	23.14	13	2.34	-1.99	—	—	45
Class C Shares								
Year ended 3-31-2018	14.97	19.82	99	2.06	-1.57	—	—	43
Year ended 3-31-2017	14.28	22.80	176	2.07	-1.49	—	—	53
Year ended 3-31-2016	12.50	-9.48	166	2.07	-1.43	—	—	43
Year ended 3-31-2015	16.27	7.36	207	2.07	-1.44	—	—	43
Year ended 3-31-2014	16.35	23.43	225	2.08	-1.73	—	—	45
Class E Shares								
Year ended 3-31-2018	18.46	20.68	10	1.37[11]	-0.83	1.61	-1.07	43
Year ended 3-31-2017	17.09	23.55	8	1.43	-0.85	1.71	-1.13	53
Year ended 3-31-2016	14.70	-8.96	6	1.49	-0.86	1.73	-1.10	43
Year ended 3-31-2015	18.60	7.90	6	1.56	-0.92	1.79	-1.15	43
Year ended 3-31-2014	18.43	24.13	5	1.56	-1.21	1.87	-1.52	45
Class I Shares								
Year ended 3-31-2018	24.36	21.04	717	1.07	-0.53	—	—	43
Year ended 3-31-2017	21.96	24.03	313	1.07	-0.51	—	—	53
Year ended 3-31-2016	18.57	-8.59	169	1.06	-0.43	—	—	43
Year ended 3-31-2015	22.77	8.42	214	1.06	-0.43	—	—	43
Year ended 3-31-2014	22.19	24.78	246	1.06	-0.71	—	—	45
Class N Shares[5]								
Year ended 3-31-2018	24.49	21.25	110	0.91	-0.38	—	—	43
Year ended 3-31-2017	22.06	24.24	69	0.91	-0.34	—	—	53
Year ended 3-31-2016	18.62	-8.46	23	0.91	-0.28	—	—	43
Year ended 3-31-2015[6]	22.79	14.83	22	0.90[7]	-0.12[7]	—	—	43[8]
Class R Shares								
Year ended 3-31-2018	18.27	20.29	57	1.66	-1.11	—	—	43
Year ended 3-31-2017	16.97	23.32	48	1.66	-1.08	—	—	53
Year ended 3-31-2016	14.63	-9.10	42	1.66	-1.03	—	—	43
Year ended 3-31-2015	18.55	7.74	45	1.66	-1.02	—	—	43
Year ended 3-31-2014	18.41	23.99	42	1.66	-1.30	—	—	45
Class T Shares								
Year ended 3-31-2018[9]	18.63	14.29	—*	1.19[7]	-0.61[7]	—	—	43[10]
Class Y Shares								
Year ended 3-31-2018	23.00	20.75	141	1.31	-0.77	—	—	43
Year ended 3-31-2017	20.85	23.71	135	1.31	-0.71	—	—	53
Year ended 3-31-2016	17.72	-8.80	205	1.31	-0.67	—	—	43
Year ended 3-31-2015	21.88	8.16	262	1.30	-0.68	—	—	43
Year ended 3-31-2014	21.42	24.45	276	1.30	-0.95	—	—	45

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$ 21.00	$ 0.00*	$ 4.84	$ 4.84	$—	$ (0.15)	$ (0.15)
Year ended 3-31-2017	18.68	(0.07)	2.39	2.32	—	—	—
Year ended 3-31-2016	19.31	(0.07)	(0.20)	(0.27)	—	(0.36)	(0.36)
Year ended 3-31-2015	16.84	(0.02)	2.86	2.84	—	(0.37)	(0.37)
Year ended 3-31-2014	14.13	(0.05)	3.23	3.18	—	(0.47)	(0.47)
Class B Shares[4]							
Year ended 3-31-2018	20.13	(0.18)	4.62	4.44	—	(0.15)	(0.15)
Year ended 3-31-2017	18.03	(0.19)	2.29	2.10	—	—	—
Year ended 3-31-2016	18.73	(0.20)	(0.21)	(0.41)	—	(0.29)	(0.29)
Year ended 3-31-2015	16.45	(0.14)	2.79	2.65	—	(0.37)	(0.37)
Year ended 3-31-2014	13.87	(0.14)	3.15	3.01	—	(0.43)	(0.43)
Class C Shares							
Year ended 3-31-2018	20.06	(0.19)	4.61	4.42	—	(0.15)	(0.15)
Year ended 3-31-2017	17.98	(0.20)	2.28	2.08	—	—	—
Year ended 3-31-2016	18.69	(0.21)	(0.21)	(0.42)	—	(0.29)	(0.29)
Year ended 3-31-2015	16.42	(0.15)	2.79	2.64	—	(0.37)	(0.37)
Year ended 3-31-2014	13.85	(0.15)	3.15	3.00	—	(0.43)	(0.43)
Class I Shares							
Year ended 3-31-2018	21.22	0.04	4.89	4.93	—	(0.15)	(0.15)
Year ended 3-31-2017	18.83	(0.01)	2.40	2.39	—	—	—
Year ended 3-31-2016	19.47	(0.03)	(0.21)	(0.24)	—	(0.40)	(0.40)
Year ended 3-31-2015	16.93	0.02	2.89	2.91	—	(0.37)	(0.37)
Year ended 3-31-2014	14.20	0.00	3.23	3.23	—	(0.50)	(0.50)
Class N Shares[5]							
Year ended 3-31-2018[6]	22.01	0.04	4.13	4.17	—	(0.15)	(0.15)
Class Y Shares							
Year ended 3-31-2018	21.04	(0.01)	4.85	4.84	—	(0.15)	(0.15)
Year ended 3-31-2017	18.71	(0.06)	2.39	2.33	—	—	—
Year ended 3-31-2016	19.34	(0.07)	(0.20)	(0.27)	—	(0.36)	(0.36)
Year ended 3-31-2015	16.86	(0.03)	2.88	2.85	—	(0.37)	(0.37)
Year ended 3-31-2014	14.15	(0.04)	3.23	3.19	—	(0.48)	(0.48)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(9) Expense ratio based on the period excluding reorganization expenses was 1.07%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2018	$25.69	23.12%	$301	1.07%	-0.01%	—%	—%	34%
Year ended 3-31-2017	21.00	12.42	38	1.20	-0.35	—	—	46
Year ended 3-31-2016	18.68	-1.51	107	1.22	-0.35	—	—	21
Year ended 3-31-2015	19.31	17.00	71	1.29	-0.13	—	—	36
Year ended 3-31-2014	16.84	22.65	40	1.43	-0.30	—	—	32
Class B Shares[4]								
Year ended 3-31-2018	24.42	22.18	2	1.89	-0.80	—	—	34
Year ended 3-31-2017	20.13	11.65	1	1.91	-1.03	—	—	46
Year ended 3-31-2016	18.03	-2.24	1	1.92	-1.06	—	—	21
Year ended 3-31-2015	18.73	16.25	1	1.95	-0.82	—	—	36
Year ended 3-31-2014	16.45	21.80	1	2.06	-0.92	—	—	32
Class C Shares								
Year ended 3-31-2018	24.33	22.11	10	1.93	-0.84	—	—	34
Year ended 3-31-2017	20.06	11.57	6	1.96	-1.08	—	—	46
Year ended 3-31-2016	17.98	-2.30	6	2.01	-1.13	—	—	21
Year ended 3-31-2015	18.69	16.21	2	2.01	-0.86	—	—	36
Year ended 3-31-2014	16.42	21.76	2	2.09	-0.96	—	—	32
Class I Shares								
Year ended 3-31-2018	26.00	23.31	275	0.92	0.15	—	—	34
Year ended 3-31-2017	21.22	12.69	72	0.96	-0.04	—	—	46
Year ended 3-31-2016	18.83	-1.32	5	0.99	-0.14	—	—	21
Year ended 3-31-2015	19.47	17.33	4	1.04	0.10	—	—	36
Year ended 3-31-2014	16.93	22.91	1	1.15	-0.02	—	—	32
Class N Shares[5]								
Year ended 3-31-2018[6]	26.03	19.02	—*	0.78[7]	0.22[7]	—	—	34[8]
Class Y Shares								
Year ended 3-31-2018	25.73	23.13	1	1.14[9]	-0.05	1.19	-0.10	34
Year ended 3-31-2017	21.04	12.45	1	1.20	-0.31	1.21	-0.32	46
Year ended 3-31-2016	18.71	-1.50	1	1.22	-0.38	1.24	-0.40	21
Year ended 3-31-2015	19.34	17.04	1	1.29	-0.16	—	—	36
Year ended 3-31-2014	16.86	22.56	1	1.41	-0.27	—	—	32

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2018	$22.69	$ 0.16	$ 1.23	$ 1.39	$(0.26)	$(0.55)	$ (0.81)
Year ended 3-31-2017	19.72	0.20	3.25	3.45	(0.33)	(0.15)	(0.48)
Year ended 3-31-2016	23.40	0.14	(1.14)	(1.00)	(0.03)	(2.65)	(2.68)
Year ended 3-31-2015	23.82	0.12	1.25	1.37	(0.06)	(1.73)	(1.79)
Year ended 3-31-2014	20.30	0.07	4.42	4.49	(0.04)	(0.93)	(0.97)
Class B Shares[3]							
Year ended 3-31-2018	21.12	0.06	1.02	1.08	(0.12)	(0.55)	(0.67)
Year ended 3-31-2017	18.39	0.00*	3.02	3.02	(0.14)	(0.15)	(0.29)
Year ended 3-31-2016	22.04	(0.08)	(1.06)	(1.14)	—	(2.51)	(2.51)
Year ended 3-31-2015	22.53	(0.10)	1.19	1.09	—	(1.58)	(1.58)
Year ended 3-31-2014	19.28	(0.12)	4.19	4.07	—	(0.82)	(0.82)
Class C Shares							
Year ended 3-31-2018	21.92	0.15	1.04	1.19	(0.16)	(0.55)	(0.71)
Year ended 3-31-2017	19.07	0.08	3.13	3.21	(0.21)	(0.15)	(0.36)
Year ended 3-31-2016	22.73	(0.01)	(1.11)	(1.12)	—	(2.54)	(2.54)
Year ended 3-31-2015	23.18	(0.05)	1.22	1.17	—	(1.62)	(1.62)
Year ended 3-31-2014	19.80	(0.09)	4.31	4.22	—	(0.84)	(0.84)
Class E Shares[4]							
Year ended 3-31-2018	22.79	0.37	1.07	1.44	(0.31)	(0.55)	(0.86)
Year ended 3-31-2017	19.81	0.27	3.24	3.51	(0.38)	(0.15)	(0.53)
Year ended 3-31-2016	23.49	0.19	(1.14)	(0.95)	(0.04)	(2.69)	(2.73)
Year ended 3-31-2015	23.90	0.17	1.27	1.44	(0.10)	(1.75)	(1.85)
Year ended 3-31-2014	20.36	0.11	4.44	4.55	(0.09)	(0.92)	(1.01)
Class I Shares							
Year ended 3-31-2018	22.80	0.24	1.22	1.46	(0.33)	(0.55)	(0.88)
Year ended 3-31-2017	19.81	0.31	3.23	3.54	(0.40)	(0.15)	(0.55)
Year ended 3-31-2016	23.50	0.20	(1.13)	(0.93)	(0.05)	(2.71)	(2.76)
Year ended 3-31-2015	23.90	0.19	1.28	1.47	(0.11)	(1.76)	(1.87)
Year ended 3-31-2014	20.36	0.14	4.44	4.58	(0.11)	(0.93)	(1.04)
Class N Shares[5]							
Year ended 3-31-2018	22.86	0.41	1.10	1.51	(0.37)	(0.55)	(0.92)
Year ended 3-31-2017	19.87	0.33	3.25	3.58	(0.44)	(0.15)	(0.59)
Year ended 3-31-2016	23.56	0.25	(1.15)	(0.90)	(0.06)	(2.73)	(2.79)
Year ended 3-31-2015[6]	24.96	0.18	0.25	0.43	(0.10)	(1.73)	(1.83)
Class R Shares							
Year ended 3-31-2018	22.66	0.26	1.06	1.32	(0.21)	(0.55)	(0.76)
Year ended 3-31-2017	19.70	0.17	3.23	3.40	(0.29)	(0.15)	(0.44)
Year ended 3-31-2016	23.37	0.08	(1.13)	(1.05)	(0.01)	(2.61)	(2.62)
Year ended 3-31-2015	23.79	0.05	1.26	1.31	(0.01)	(1.72)	(1.73)
Year ended 3-31-2014	20.28	0.01	4.41	4.42	(0.01)	(0.90)	(0.91)
Class Y Shares							
Year ended 3-31-2018	22.73	0.34	1.05	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.77	0.26	3.21	3.47	(0.36)	(0.15)	(0.51)
Year ended 3-31-2016	23.45	0.15	(1.13)	(0.98)	(0.03)	(2.67)	(2.70)
Year ended 3-31-2015	23.86	0.14	1.26	1.40	(0.07)	(1.74)	(1.81)
Year ended 3-31-2014	20.33	0.09	4.43	4.52	(0.06)	(0.93)	(0.99)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class share is closed to investment.

(5) Effective March 3, 2017 Class R6 has been renamed Class N.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.21%.

(10) Expense ratio based on the period excluding reorganization expenses was 2.23%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.94%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.02%.

(13) Expense ratio based on the period excluding reorganization expenses was 0.92%.

(14) Expense ratio based on the period excluding reorganization expenses was 0.77%.

(15) Expense ratio based on the period excluding reorganization expenses was 1.52%.

(16) Expense ratio based on the period excluding reorganization expenses was 1.21%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2018	$23.27	6.13%	$398	1.23%[9]	0.65%	72%
Year ended 3-31-2017	22.69	17.76	103	1.33	0.99	53
Year ended 3-31-2016	19.72	-4.60	247	1.30	0.61	55
Year ended 3-31-2015	23.40	5.71	295	1.27	0.48	82
Year ended 3-31-2014	23.82	22.44	248	1.31	0.30	58
Class B Shares[3]						
Year ended 3-31-2018	21.53	5.12	3	2.25[10]	0.26	72
Year ended 3-31-2017	21.12	16.57	3	2.36	0.00	53
Year ended 3-31-2016	18.39	-5.54	3	2.27	-0.38	55
Year ended 3-31-2015	22.04	4.80	4	2.18	-0.43	82
Year ended 3-31-2014	22.53	21.35	6	2.17	-0.57	58
Class C Shares						
Year ended 3-31-2018	22.40	5.41	18	1.95[11]	0.68	72
Year ended 3-31-2017	21.92	17.02	20	1.97	0.39	53
Year ended 3-31-2016	19.07	-5.25	18	1.98	-0.06	55
Year ended 3-31-2015	22.73	5.00	22	1.97	-0.22	82
Year ended 3-31-2014	23.18	21.64	14	2.01	-0.41	58
Class E Shares[4]						
Year ended 3-31-2018	23.37	6.34	—*	1.03[12]	1.57	72
Year ended 3-31-2017	22.79	18.03	—*	1.08	1.29	53
Year ended 3-31-2016	19.81	-4.34	—*	1.06	0.86	55
Year ended 3-31-2015	23.49	5.98	—*	1.05	0.70	82
Year ended 3-31-2014	23.90	22.73	—*	1.09	0.51	58
Class I Shares						
Year ended 3-31-2018	23.38	6.45	600	0.94[13]	1.01	72
Year ended 3-31-2017	22.80	18.18	186	0.97	1.44	53
Year ended 3-31-2016	19.81	-4.28	7	0.97	0.90	55
Year ended 3-31-2015	23.50	6.13	15	0.94	0.79	82
Year ended 3-31-2014	23.90	22.85	5	0.99	0.63	58
Class N Shares[5]						
Year ended 3-31-2018	23.45	6.65	149	0.78[14]	1.72	72
Year ended 3-31-2017	22.86	18.32	9	0.82	1.55	53
Year ended 3-31-2016	19.87	-4.12	2	0.81	1.14	55
Year ended 3-31-2015[6]	23.56	1.72	1	0.79[7]	1.11[7]	82[8]
Class R Shares						
Year ended 3-31-2018	23.22	5.85	—*	1.53[15]	1.13	72
Year ended 3-31-2017	22.66	17.45	—*	1.57	0.80	53
Year ended 3-31-2016	19.70	-4.82	—*	1.56	0.36	55
Year ended 3-31-2015	23.37	5.45	—*	1.54	0.21	82
Year ended 3-31-2014	23.79	22.13	1	1.57	0.03	58
Class Y Shares						
Year ended 3-31-2018	23.31	6.12	1	1.22[16]	1.43	72
Year ended 3-31-2017	22.73	17.81	1	1.21	1.24	53
Year ended 3-31-2016	19.77	-4.51	2	1.22	0.65	55
Year ended 3-31-2015	23.45	5.84	3	1.20	0.58	82
Year ended 3-31-2014	23.86	22.56	2	1.22	0.40	58

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Advantus Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 24 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A and Class C shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Government Money Market Fund. Class C shares of Ivy Government Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class N, Class R, Class T and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Core Fund and Ivy Value Fund. Class A, Class E and Class T shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R, T and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase. Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Government Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Government Money Market Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund and Ivy International Core Equity Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Advantus Bond Fund, Ivy Emerging Markets Equity Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund and Ivy Value Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy International Core Equity Fund, Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Emerging Markets Equity Fund, Ivy Small Cap Growth Fund and Ivy Value Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2018:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Core Equity Fund							
Unrealized appreciation on forward foreign currency contracts	$ 122	$—	$ 122	$(122)	$—	$—	$ —
Ivy European Opportunities Fund							
Unrealized appreciation on forward foreign currency contracts	$ 10	$—	$ 10	$ (10)	$—	$—	$ —
Ivy Global Equity Income Fund							
Unrealized appreciation on forward foreign currency contracts	$ 12	$—	$ 12	$ (12)	$—	$—	$ —
Ivy Global Income Allocation Fund							
Unrealized appreciation on forward foreign currency contracts	$ 43	$—	$ 43	$ (43)	$—	$—	$ —
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$532	$—	$532	$(198)	$—	$—	$334

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Ivy Core Equity Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$2,642	$—	$2,642	$(122)	$(2,520)	$ —	$ —
Ivy Cundill Global Value Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 380	$—	$ 380	$ —	$ —	$(260)	$120
Ivy European Opportunities Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 267	$—	$ 267	$ (10)	$ —	$(257)	$ —
Ivy Global Equity Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 452	$—	$ 452	$ (12)	$ (298)	$ —	$142
Ivy Global Income Allocation Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 974	$—	$ 974	$ (43)	$ (931)	$ —	$ —
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 531	$—	$ 531	$(198)	$ —	$(300)	$ 33
Ivy Small Cap Growth Fund							
Swap agreements, at value	$ 6,151	$—	$ 6,151	$ —	$ (6,151)	$ —	$ —

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2018:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Assets: Value	Liabilities: Statement of Assets & Liabilities Location	Liabilities: Value
Ivy Advantus Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$3,040	Unrealized depreciation on futures contracts*	$2,403
Ivy Core Equity Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	122		—
Ivy European Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	10		—
Ivy Global Equity Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	12		—
Ivy Global Income Allocation Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	43		—
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	11		—
Ivy Municipal Bond Fund	Interest rate		—	Unrealized depreciation on futures contracts*	711
Ivy Small Cap Growth Fund	Equity		—	Swap agreements, at value	6,151

* *The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2018.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2018:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Advantus Bond Fund	Interest rate	$ —	$ —	$ (637)	$ —	$ —	$ (637)
Ivy Core Equity Fund	Foreign currency	—	—	—	—	(6,068)	(6,068)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	(966)	(966)
Ivy Emerging Markets Equity Fund	Equity	—	232	57	—	—	289
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(1,662)	(1,662)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	(168)	(168)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(3,369)	(3,369)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(5,160)	(5,160)
Ivy High Income Fund	Foreign currency	—	—	—	—	(2,619)	(2,619)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	1,356	1,356
Ivy Mid Cap Growth Fund	Equity	(5,234)	—	—	2,323	—	(2,911)
Ivy Municipal Bond Fund	Interest rate	—	—	1,287	—	—	1,287
Ivy Municipal High Income Fund	Interest rate	—	—	(1,209)	—	—	(1,209)
Ivy Small Cap Growth Fund	Equity	(907)	13,319	—	26	—	12,438
Ivy Value Fund	Equity	—	1,339	746	970	—	3,055

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2018:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Advantus Bond Fund	Interest rate	$—	$ —	$ 677	$—	$ —	$ 677
Ivy Core Equity Fund	Foreign currency	—	—	—	—	122	122
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	132	132
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(113)	(113)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	29	29
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	90	90
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(109)	(109)
Ivy High Income Fund	Foreign currency	—	—	—	—	(91)	(91)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	1,794	1,794
Ivy Municipal Bond Fund	Interest rate	—	—	(688)	—	—	(688)
Ivy Small Cap Growth Fund	Equity	—	(5,563)	—	—	—	(5,563)
Ivy Value Fund	Equity	—	—	—	64	—	64

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2018, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Advantus Bond Fund	$ —	$74,718	$57,481	$ —	$ —	$ —
Ivy Core Equity Fund	863	—	—	—	—	—
Ivy Cundill Global Value Fund	95	—	—	—	—	—
Ivy European Opportunities Fund	178	—	—	—	—	—
Ivy Global Bond Fund	10	—	—	—	—	—
Ivy Global Equity Income Fund.	241	—	—	—	—	—
Ivy Global Income Allocation Fund	441	—	—	—	—	—
Ivy High Income Fund	193	—	—	—	—	—
Ivy International Core Equity Fund	7	—	—	—	—	6
Ivy Mid Cap Growth Fund	—	—	—	—	650	354
Ivy Municipal Bond Fund	—	—	12,391	—	—	—
Ivy Municipal High Income Fund	—	—	19,830	—	—	—
Ivy Small Cap Growth Fund	—	—	—	38,115	3	12
Ivy Value Fund	—	1,106	—	5,851	—	187

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2018 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$2,756,265	$343	0.01%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Advantus Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.395%	0.395%	0.390%	0.390%	0.390%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500	0.490	0.490	0.490
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.740	0.740	0.720	0.720	0.710	0.710	0.710
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund . . .	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Government Money Market Fund	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund . . .	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund . . .	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.830	0.830	0.800	0.800	0.800
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Municipal Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.395%	0.395%	0.390%	0.385%	0.385%
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Small Cap Core Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.495	0.495	0.490	0.490	0.490
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2018.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Advantus Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Class T shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Government Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A, Class E and Class T Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Government Money Market Fund, may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A, Class E and Class T shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A, Class E and Class T shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A, Class E and Class T shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended March 31, 2018, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Advantus Bond Fund	$ 227	$ 1	$ 5	$ 2	$ —	$ 195
Ivy Core Equity Fund	1,034	1	13	5	—	896
Ivy Cundill Global Value Fund	49	—*	1	1	N/A	42
Ivy Emerging Markets Equity Fund	672	2	2	18	—	926
Ivy European Opportunities Fund	54	—*	1	1	—	46
Ivy Global Bond Fund	74	—*	4	1	N/A	66
Ivy Global Equity Income Fund	85	—*	1	—*	—	72
Ivy Global Growth Fund	110	—*	2	1	—	97
Ivy Global Income Allocation Fund	118	2	6	2	—	101
Ivy Government Money Market Fund	—	8	9	1	—	—
Ivy High Income Fund	1,239	5	89	54	—	1,192
Ivy International Core Equity Fund	569	1	7	21	—	890
Ivy Large Cap Growth Fund	782	4	7	5	—	672
Ivy Limited-Term Bond Fund	859	57	17	3	—	822
Ivy Managed International Opportunities Fund	79	—*	—*	—*	—	69
Ivy Micro Cap Growth Fund	105	—*	1	1	N/A	91
Ivy Mid Cap Growth Fund	375	1	13	8	—	362
Ivy Mid Cap Income Opportunities Fund	144	1	N/A	3	—	132
Ivy Municipal Bond Fund	147	2	2	2	N/A	134
Ivy Municipal High Income Fund	152	3	15	10	N/A	171
Ivy Small Cap Core Fund	186	1	2	7	—	206
Ivy Small Cap Growth Fund	344	1	7	10	—	339
Ivy Tax-Managed Equity Fund	160	—*	—*	1	N/A	141
Ivy Value Fund	144	—*	10	1	—	126

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Advantus Bond Fund	All Classes	Contractual	8-1-2011	7-31-2018	N/A	$288[1]	Investment Management Fee
	Class E	Contractual	1-31-2011	7-31-2018	1.02%[4]	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2018	0.54%	$ 811	Shareholder Servicing
	Class N	Contractual	8-1-2011	7-31-2018	0.54%	$ 17	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2020	1.04%	$ 65	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2020	2.13%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.13%	$ 23	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2020	0.84%	$ 138	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2020	0.84%	$ 150	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Contractual	12-3-2012	7-31-2018	N/A	$ 319[2]	Investment Management Fee
	Class E	Contractual	8-1-2008	9-17-2017[5]	1.31%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2018	1.58%	$ —	N/A
	Class B	Contractual	3-17-2014	7-31-2018	2.50%	$ —	N/A
	Class I	Contractual	3-17-2014	7-31-2018	0.99%	$ 1,189	Shareholder Servicing
	Class N	Contractual	3-17-2014	7-31-2018	0.99%	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2018	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	All Classes	Contractual	6-2-2008	7-31-2020	N/A	$ 59[1]	Investment Management Fee
	Class A	Contractual	6-2-2008	7-31-2020	0.99%	$ 355	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2020	1.74%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2020	1.74%	$ 29	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2020	0.74%	$ 281	Shareholder Servicing
	Class N	Contractual	4-1-2017	7-31-2020	0.74%	$ —	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2020	0.99%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2020	1.24%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2020	1.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	2-26-2018	7-31-2020	1.13%[4]	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2020	0.92%[4]	$ —	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2020	1.19%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Global Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.58%	$ —	N/A
	Class I	Contractual	8-1-2011	7-31-2020	1.06%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Income Allocation Fund	Class E	Contractual	6-4-2012	7-31-2018	1.31%[4]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2018	1.17%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Government Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[3]	$ —	12b-1 Fees and/or Shareholder Servicing
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[3]	$20	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[3]	$96	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[3]	$ —	12b-1 Fees and/or Shareholder Servicing
	Class N	Voluntary	N/A	N/A	To maintain minimum yield[3]	$ —	Shareholder Servicing
Ivy High Income Fund	Class B	Contractual	2-26-2018	7-31-2020	1.71%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	2-26-2018	7-31-2020	1.66%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.11%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 51	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2018	1.28%[4]	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class T	Contractual	7-5-2017	7-31-2018	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2020	1.15%	$28	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	2-26-2018	7-31-2020	2.05%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2020	1.15%	$20	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2020	0.88%	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2020	1.06%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2018	0.98%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Managed International Opportunities Fund	Class A	Contractual	3-17-2014	7-31-2018	0.49%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2018	1.40%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2018	1.29%	$ —	N/A
	Class E	Contractual	3-17-2014	7-31-2018	0.39%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2018	0.16%	$ 18	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2018	Not to exceed Class I	$ —	N/A
	Class R	Contractual	3-17-2014	7-31-2018	0.72%	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2018	0.38%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class A	Contractual	8-1-2014	7-31-2020	1.31%	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	2-26-2018	7-31-2020	2.09%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.30%	$ 26	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Income Opportunities Fund	Class A	Contractual	10-1-2014	7-31-2018	1.35%	$ 56	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2014	7-31-2018	2.07%	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	10-1-2014	7-31-2018	1.30%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2014	7-31-2018	1.05%	$ 111	Shareholder Servicing
	Class N	Contractual	10-1-2014	7-31-2018	1.05%	$ —	Shareholder Servicing
	Class R	Contractual	10-1-2014	7-31-2018	1.80%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	10-1-2014	7-31-2018	1.35%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Municipal Bond Fund	Class A	Contractual	10-16-2017	7-31-2020	0.84%	$138	Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.70%	$ 10	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	0.94%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Municipal High Income Fund	Class B	Contractual	10-1-2016	7-31-2020	1.62%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	7-31-2020	1.58%	$ 84	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2020	0.68%	$208	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2016	7-31-2020	0.94%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 13	12b-1 Fees and/or Shareholder Servicing
Ivy Small Cap Core Fund	Class T	Contractual	7-5-2017	7-31-2018	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2018	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.23%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.35%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class T	Contractual	7-5-2017	7-31-2020	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	Class A	Contractual	10-16-2017	7-31-2020	1.07%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Value Fund	Class A	Contractual	10-16-2017	7-31-2020	1.22%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2020	2.36%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.92%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Due to Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) The Fund's management fee is being reduced by 0.16% of average daily net assets.

(3) Minimum yield was 0.01%.

(4) Reflects the lower expense limit which went into effect July 5, 2017.

(5) Class closed 9-17-2017.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios; referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2018 follows:

	3-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-18 Share Balance	3-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy High Income Fund								
J.G. Wentworth Co. (The)[2]	N/A	$ 39,515	$ —	$ —	$ —	4,485	$ 39,515	$ —*
Larchmont Resources LLC[2]	15	1,211	—	—	—	18	6,189	(811)
Maritime Finance Co. Ltd.	1,750	—	—	—	3,983	1,750	15,750	(2,271)
True Religion Apparel, Inc.[2]	N/A	1,524	—	—	—	219	15,521	13,996
BIS Industries Ltd.	N/A	1,852	—	—	—	19,683	1,673	(180)
				$ —	$3,983		$ 78,648	$10,734

	3-31-17 Principal Balance				Interest Received	3-31-18 Principal Balance		
Larchmont Resources LLC (10.530% Cash or 10.530% PIK), 9.050%, 8-7-20	$12,007	$ 1,199	$ —	$ —	$1,300	$ 16,126	$ 15,884	$ (259)
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22	N/A	24,080	(50)	6	779	26,651	24,585	371
				$ 6	$2,079		$ 40,469	$ 112

	3-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	3-31-18 Share Balance	3-31-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Managed International Opportunities Fund								
Ivy Emerging Markets Equity Fund, Class I	1,880	$ 21	$ 21,848	$ 313	$ —	N/A	N/A	$(11,023)
Ivy Emerging Markets Equity Fund, Class N	N/A	27,593	1,803	2,404	117	1,911	$ 42,849	17,059
Ivy European Opportunities Fund, Class I	987	18	26,557	186	—	N/A	N/A	(1,879)
Ivy European Opportunities Fund, Class N	N/A	31,714	1,943	1,293	503	1,032	34,172	4,402
Ivy Global Growth Fund, Class I	435	12	17,153	77	—	N/A	N/A	(1,769)
Ivy Global Growth Fund, Class N	N/A	21,900	1,048	1,605	359	500	24,017	3,164
Ivy Global Income Allocation Fund, Class I	1,880	18	26,085	163	—	N/A	N/A	(2,243)
Ivy Global Income Allocation Fund, Class N	N/A	32,680	1,467	671	1,228	2,155	33,008	1,795
Ivy International Core Equity Fund, Class I	4,422	51	71,545	663	—	N/A	N/A	(8,417)
Ivy International Core Equity Fund, Class N	N/A	88,211	3,686	2,578	1,328	4,880	98,381	13,856
				$9,953	$3,535		$232,427	$14,945

	3-31-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-18 Share Balance	3-31-18 Value	Net Change in Unrealized Depreciation
Ivy Municipal High Income Fund								
1155 Island Avenue LLC[2]	6,578	$ —	$ —	$ —	$ —	6,578	$ 1,842	$ (196)

	3-31-17 Principal Balance				Interest Received	3-31-18 Principal Balance		
1155 Island Avenue LLC, 10.000%, 12-11-24	$ 310	$ —	$ (22)	$ —*	$ 31	$ 289	$ 289	$ —*
1155 Island Avenue LLC (10.000% Cash or 12.500% PIK), 10.000%, 12-11-24	2,960	—	—	—	296	2,960	2,960	(33)
				$ —*	$ 327		$ 3,249	$ (33)

* Not shown due to rounding.

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2) No dividends were paid during the preceding 12 months.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Advantus Bond Fund	$1,002,997	$ 658,697	$962,073	$ 458,610
Ivy Core Equity Fund	—	1,371,258	—	1,979,285
Ivy Cundill Global Value Fund	—	65,100	—	110,874
Ivy Emerging Markets Equity Fund	—	2,204,372	—	686,019
Ivy European Opportunities Fund	—	231,833	—	190,560
Ivy Global Bond Fund......................................	103,572	90,073	59,951	134,276
Ivy Global Equity Income Fund[1]	—	571,018	—	672,601
Ivy Global Growth Fund	—	239,411	—	309,118
Ivy Global Income Allocation Fund	—	286,408	6,402	379,792
Ivy Government Money Market Fund	—	—	—	—
Ivy High Income Fund	—	1,691,199	—	2,110,496
Ivy International Core Equity Fund	—	4,665,248	—	3,058,340
Ivy Large Cap Growth Fund	—	780,729	—	923,713
Ivy Limited-Term Bond Fund	20,827	314,953	167,293	523,398
Ivy Managed International Opportunities Fund	—	41,002	—	20,663
Ivy Micro Cap Growth Fund	—	40,500	—	66,695
Ivy Mid Cap Growth Fund	—	655,459	—	1,106,983
Ivy Mid Cap Income Opportunities Fund	—	142,311	—	151,418
Ivy Municipal Bond Fund	—	—	—	49,084
Ivy Municipal High Income Fund	—	32,308	—	325,454
Ivy Small Cap Core Fund	—	751,383	—	697,060
Ivy Small Cap Growth Fund	—	511,470	—	524,113
Ivy Tax-Managed Equity Fund	—	111,878	—	134,587
Ivy Value Fund	—	549,067	—	541,949

(1) Due to differences between the investment strategies and polices of the Ivy Dividend Opportunities Fund and the Ivy Global Equity Income Fund, IICO purchased $336,608 and sold $347,258 securities, producing a net gain of $92,352 post-Reorganization Ivy Global Equity Income Fund. These transactions occurred after the closing of the Reorganization on February 26, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 10 Business Combinations)

10. BUSINESS COMBINATIONS (All amounts in thousands)

On October 16, 2017, Ivy Core Equity Fund acquired all assets and liabilities of Waddell & Reed Advisors Core Investment Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Core Investment Fund, valued at $3,853,754 in total, for shares of the Ivy Core Equity Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Core Investment Fund	Ivy Core Equity Fund
Class A	446,685	201,435
Class B	1,157	504
Class C	3,833	1,660
Class Y of Waddell & Reed Advisors Core Investment Fund into Class I of Ivy Core Equity Fund	153,058	62,343

The investment portfolio of Waddell & Reed Advisors Core Investment Fund, with a fair value of $3,814,726 and identified cost of $3,001,523 at October 16, 2017, was the principal asset acquired by Ivy Core Equity Fund. For financial reporting purposes, assets received and shares issued by Ivy Core Equity Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Core Investment Fund was carried forward to align ongoing reporting of Ivy Core Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Core Investment Fund had net assets of $3,853,754, including $813,203 of net unrealized appreciation in value of investments and $12,589 of accumulated net realized losses on investments, which were combined with those of Ivy Core Equity Fund. The aggregate net assets of Ivy Core Equity Fund and Waddell & Reed Advisors Core Investment Fund immediately before the acquisition were $904,924 and $3,853,754, respectively. The aggregate net assets of Ivy Core Equity Fund and Waddell & Reed Advisors Core Investment Fund immediately following the acquisition were $4,758,678 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Core Equity Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 19,015
Net realized gain (loss)	431,637
Net change in unrealized appreciation (depreciation)	289,391
Net increase (decrease) in net assets resulting from operations	$740,043

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Core Investment Fund that have been included in Ivy Core Equity Fund's Statement of Operations since October 16, 2017.

On February 1, 2018, a special shareholder meeting ("Meeting") for Ivy Dividend Opportunities Fund was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose and with the following results.

Proposals: To approve a Plan of Reorganization for the transfer of all assets of Ivy Dividend Opportunities Fund to, and assumption of all liabilities of Ivy Dividend Opportunities Fund by, Ivy Global Equity Income Fund in exchange for shares of Ivy Global Equity Income Fund and the distribution of such shares to the shareholders of Ivy Dividend Opportunities Fund in complete liquidation of Ivy Dividend Opportunities Fund.

Fund Name	For	Against	Abstain	Total
Ivy Dividend Opportunities Fund	24,942,449	2,176,845	2,124,291	29,243,585

On February 26, 2018, Ivy Global Equity Income Fund acquired all assets and liabilities of Ivy Dividend Opportunities Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Dividend Opportunities Fund, valued at $858,708 in total, for shares of the Ivy Global Equity Income Fund as follows:

Shares Exchanged

	Ivy Dividend Opportunities Fund	Ivy Global Equity Income Fund
Class A	25,457	31,777
Class B	391	479
Class C	1,684	2,075
Class E	370	460
Class I	20,191	25,283
Class N	21	26
Class R	22	27
Class Y	292	366

The investment portfolio of Ivy Dividend Opportunities Fund, with a fair value of $857,086 and identified cost of $660,161 at February 26, 2018, was the principal asset acquired by Ivy Global Equity Income Fund. For financial reporting purposes, assets received and shares issued by Ivy Global Equity Income Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Dividend Opportunities Fund was carried forward to align ongoing reporting of Ivy Global Equity Income Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Dividend Opportunities Fund had net assets of $858,708, including $196,925 of net unrealized appreciation in value of investments and $3,031 of accumulated net realized losses on investments, which were combined with those of Ivy Global Equity Income Fund. The aggregate net assets of Ivy Global Equity Income Fund and Ivy Dividend Opportunities Fund immediately before the acquisition were $290,155 and $858,708, respectively. The aggregate net assets of Ivy Global Equity Income Fund and Ivy Dividend Opportunities Fund immediately following the acquisition were $1,148,863 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Global Equity Income Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 17,810
Net realized gain (loss)	190,149
Net change in unrealized appreciation (depreciation)	(108,733)
Net increase (decrease) in net assets resulting from operations	$ 99,226

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Dividend Opportunities Fund that have been included in Ivy Global Equity Income Fund's Statement of Operations since February 26, 2018.

On October 16, 2017, Ivy Global Bond Fund acquired all assets and liabilities of Waddell & Reed Advisors Global Bond Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Global Bond Fund, valued at $438,224 in total, for shares of the Ivy Global Bond Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Global Bond Fund	Ivy Global Bond Fund
Class A	63,360	24,281
Class B	195	75
Class C	1,264	484
Class Y of Waddell & Reed Advisors Global Bond Fund into Class I of Ivy Global Bond Fund	51,466	19,728

The investment portfolio of Waddell & Reed Advisors Global Bond Fund, with a fair value of $414,452 and identified cost of $417,889 at October 16, 2017, was the principal asset acquired by Ivy Global Bond Fund. For financial reporting purposes, assets received and shares issued by Ivy Global Bond Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Global Bond Fund was carried forward to align ongoing reporting of Ivy Global Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Global Bond Fund had net assets of $438,224, including $3,437 of net unrealized depreciation in value of investments and $42,514 of accumulated net realized losses on investments, which were combined with those of Ivy Global Bond Fund. The aggregate net assets of Ivy Global Bond Fund and Waddell & Reed Advisors Global Bond Fund immediately before the acquisition were $190,828 and $438,224, respectively. The aggregate net assets of Ivy Global Bond Fund and Waddell & Reed Advisors Global Bond Fund immediately following the acquisition were $629,052 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Global Bond Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$20,363
Net realized gain (loss)	(5,785)
Net change in unrealized appreciation (depreciation)	802
Net increase (decrease) in net assets resulting from operations	$ 15,380

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Global Bond Fund that have been included in Ivy Global Bond Fund's Statement of Operations since October 16, 2017.

On October 16, 2017, Ivy Municipal Bond Fund acquired all assets and liabilities of Waddell & Reed Advisors Municipal Bond Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Municipal Bond Fund, valued at $752,961 in total, for shares of the Ivy Municipal Bond Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Municipal Bond Fund	Ivy Municipal Bond Fund
Class A	65,997	41,326
Class B	78	49
Class C	1,604	1,004
Class Y of Waddell & Reed Advisors Municipal Bond Fund into Class I of Ivy Municipal Bond Fund	32,789	20,536

The investment portfolio of Waddell & Reed Advisors Municipal Bond Fund, with a fair value of $733,180 and identified cost of $661,955 at October 16, 2017, was the principal asset acquired by Ivy Municipal Bond Fund. For financial reporting purposes, assets received and shares issued by Ivy Municipal Bond Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Municipal Bond Fund was carried forward to align ongoing reporting of Ivy Municipal Bond Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Municipal Bond Fund had net assets of $752,961, including $71,225 of net unrealized appreciation in value of investments and $10,247 of accumulated net realized losses on investments, which were combined with those of Ivy Municipal Bond Fund. The aggregate net assets of Ivy Municipal Bond Fund and Waddell & Reed Advisors Municipal Bond Fund immediately before the acquisition were $178,900 and $752,961, respectively. The aggregate net assets of Ivy Municipal Bond Fund and Waddell & Reed Advisors Municipal Bond Fund immediately following the acquisition were $931,861 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Municipal Bond Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$32,389
Net realized gain (loss)	977
Net change in unrealized appreciation (depreciation)	(12,992)
Net increase (decrease) in net assets resulting from operations	$ 20,374

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Municipal Bond Fund that have been included in Ivy Municipal Bond Fund's Statement of Operations since October 16, 2017.

On October 16, 2017, Ivy Tax-Managed Equity Fund acquired all assets and liabilities of Waddell & Reed Advisors Tax-Managed Equity Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Tax-Managed Equity Fund, valued at $417,380 in total, for shares of the Ivy Tax-Managed Equity Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Tax-Managed Equity Fund	Ivy Tax-Managed Equity Fund
Class A	12,382	10,050
Class B	19	13
Class C	358	253
Class Y of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I of Ivy Tax-Managed Equity Fund	9,291	7,472

The investment portfolio of Waddell & Reed Advisors Tax-Managed Equity Fund, with a fair value of $418,390 and identified cost of $267,578 at October 16, 2017, was the principal asset acquired by Ivy Tax-Managed Equity Fund. For financial reporting purposes, assets received and shares issued by Ivy Tax-Managed Equity Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Tax-Managed Equity Fund was carried forward to align ongoing reporting of Ivy Tax-Managed Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Tax-Managed Equity Fund had net assets of $417,380, including $150,812 of net unrealized appreciation in value of investments and $776 of accumulated net realized losses on investments, which were combined with those of Ivy Tax-Managed Equity Fund. The aggregate net assets of Ivy Tax-Managed Equity Fund and Waddell & Reed Advisors Tax-Managed Equity Fund immediately before the acquisition were $134,237 and $417,380, respectively. The aggregate net assets of Ivy Tax-Managed Equity Fund and Waddell & Reed Advisors Tax-Managed Equity Fund immediately following the acquisition were $551,617 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Tax-Managed Equity Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 339
Net realized gain (loss)	42,831
Net change in unrealized appreciation (depreciation)	71,832
Net increase (decrease) in net assets resulting from operations	$115,002

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Tax-Managed Equity Fund that have been included in Ivy Tax-Managed Equity Fund's Statement of Operations since October 16, 2017.

On October 16, 2017, Ivy Value Fund acquired all assets and liabilities of Waddell & Reed Advisors Value Fund pursuant to a plan of reorganization approved by the Board of Trustees on May 17, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Value, valued at $766,850 in total, for shares of the Ivy Value Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Value Fund	Ivy Value Fund
Class A	21,744	13,887
Class B	82	52
Class C	327	205
Class Y of Waddell & Reed Advisors Value Fund into Class I of Ivy Value Fund	29,481	18,840

The investment portfolio of Waddell & Reed Advisors Value Fund, with a fair value of $760,139 and identified cost of $609,587 at October 16, 2017, was the principal asset acquired by Ivy Value Fund. For financial reporting purposes, assets received and shares issued by Ivy Value Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Value Fund was carried forward to align ongoing reporting of Ivy Value Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Value Fund had net assets of $766,850, including $150,552 of net unrealized appreciation in value of investments and $1,952 of accumulated net realized losses on investments, which were combined with those of Ivy Value Fund. The aggregate net assets of Ivy Value Fund and Waddell & Reed Advisors Value Fund immediately before the acquisition were

$460,128 and $766,850, respectively. The aggregate net assets of Ivy Value Fund and Waddell & Reed Advisors Value Fund immediately following the acquisition were $1,226,978 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Value Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$19,890
Net realized gain (loss)	37,865
Net change in unrealized appreciation (depreciation)	22,412
Net increase (decrease) in net assets resulting from operations	$ 80,167

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Value Fund that have been included in Ivy Value Fund's Statement of Operations since October 16, 2017.

On February 26, 2018, Ivy Global Growth Fund acquired all assets and liabilities of Waddell & Reed Advisors Global Growth Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Global Growth Fund, valued at $576,986 in total, for shares of the Ivy Global Growth Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Global Growth Fund	Ivy Global Growth Fund
Class A	28,828	7,998
Class B	34	10
Class C	62	18
Class Y of Waddell & Reed Advisors Global Growth Fund into Class I of Ivy Global Growth Fund	13,508	3,703

The investment portfolio of Waddell & Reed Advisors Global Growth Fund, with a fair value of $575,634 and identified cost of $403,374 at February 26, 2018, was the principal asset acquired by Ivy Global Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Global Growth Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Global Growth Fund was carried forward to align ongoing reporting of Ivy Global Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Global Growth Fund had net assets of $576,986, including $172,260 of net unrealized appreciation in value of investments and $130 of accumulated net realized losses on investments, which were combined with those of Ivy Global Growth Fund. The aggregate net assets of Ivy Global Growth Fund and Waddell & Reed Advisors Global Growth Fund immediately before the acquisition were $473,989 and $576,986, respectively. The aggregate net assets of Ivy Global Growth Fund and Waddell & Reed Advisors Global Growth Fund immediately following the acquisition were $1,050,975 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Global Growth Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 2,978
Net realized gain (loss)	96,408
Net change in unrealized appreciation (depreciation)	72,699
Net increase (decrease) in net assets resulting from operations	$172,085

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Global Growth Fund that have been included in Ivy Global Growth Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy High Income Fund acquired all assets and liabilities of Waddell & Reed Advisors High Income Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors High Income Fund, valued at $1,641,045 in total, for shares of the Ivy High Income Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors High Income Fund	Ivy High Income Fund
Class A	163,428	144,878
Class B	427	378
Class C	4,246	3,764
Class Y of Waddell & Reed Advisors High Income Fund into Class I of Ivy High Income Fund	77,380	68,596

The investment portfolio of Waddell & Reed Advisors High Income Fund, with a fair value of $1,600,387 and identified cost of $1,651,095 at February 26, 2018, was the principal asset acquired by Ivy High Income Fund. For financial reporting purposes, assets received and shares issued by Ivy High Income Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors High Income Fund was carried forward to align ongoing reporting of Ivy High Income Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors High Income Fund had net assets of $1,641,045, including $50,708 of net unrealized depreciation in value of investments and $162,999 of accumulated net realized losses on investments, which were combined with those of Ivy High Income Fund. The aggregate net assets of Ivy High Income Fund and Waddell & Reed Advisors High Income Fund immediately before the acquisition were $4,129,951 and $1,641,045, respectively. The aggregate net assets of Ivy High Income Fund and Waddell & Reed Advisors High Income Fund immediately following the acquisition were $5,770,996 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy High Income Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$422,423
Net realized gain (loss)	(124,489)
Net change in unrealized appreciation (depreciation)	33,886
Net increase (decrease) in net assets resulting from operations	$ 331,820

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors High Income Fund that have been included in Ivy High Income Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Municipal High Income Fund acquired all assets and liabilities of Waddell & Reed Advisors Municipal High Income Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Municipal High Income Fund, valued at $697,477 in total, for shares of the Ivy Municipal High Income Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Municipal High Income Fund	Ivy Municipal High Income Fund
Class A	120,401	111,718
Class B	71	66
Class C	3,138	2,912
Class Y of Waddell & Reed Advisors Municipal High Income Fund into Class I of Ivy Municipal High Income Fund	25,297	23,472

The investment portfolio of Waddell & Reed Advisors Municipal High Income Fund, with a fair value of $690,752 and identified cost of $687,085 at February 26, 2018, was the principal asset acquired by Ivy Municipal High Income Fund. For financial reporting purposes, assets received and shares issued by Ivy Municipal High Income Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Municipal High Income Fund was carried forward to align ongoing reporting of Ivy Municipal High Income Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Municipal High Income Fund had net assets of $697,477, including $3,667 of net unrealized appreciation in value of investments and $38,492 of accumulated net realized losses on investments, which were combined with those of Ivy Municipal High Income Fund. The aggregate net assets of Ivy Municipal High Income Fund and Waddell & Reed Advisors Municipal High Income Fund immediately before the acquisition were $754,449 and $697,477, respectively. The aggregate net assets of Ivy Municipal High Income Fund and Waddell & Reed Advisors Municipal High Income Fund immediately following the acquisition were $1,451,926 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Municipal High Income Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 66,821
Net realized gain (loss)	(54,631)
Net change in unrealized appreciation (depreciation)	42,328
Net increase (decrease) in net assets resulting from operations	$ 54,518

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Municipal High Income Fund that have been included in Ivy Municipal High Income Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Mid Cap Growth Fund acquired all assets and liabilities of Waddell & Reed Advisors New Concepts Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors New Concepts Fund, valued at $1,735,346 in total, for shares of the Ivy Mid Cap Growth Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors New Concepts Fund	Ivy Mid Cap Growth Fund
Class A	104,581	48,153
Class B	529	192
Class C	759	273
Class Y of Waddell & Reed Advisors New Concepts Fund into Class I of Ivy Mid Cap Growth Fund	43,852	21,427

The investment portfolio of Waddell & Reed Advisors New Concepts Fund, with a fair value of $1,730,875 and identified cost of $1,177,035 at February 26, 2018, was the principal asset acquired by Ivy Mid Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Mid Cap Growth Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors New Concepts Fund was carried forward to align ongoing reporting of Ivy Mid Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors New Concepts Fund had net assets of $1,735,346, including $553,840 of net unrealized appreciation in value of investments and $1,108 of accumulated net realized losses on investments, which were combined with those of Ivy Mid Cap Growth Fund. The aggregate net assets of Ivy Mid Cap Growth Fund and Waddell & Reed Advisors New Concepts Fund immediately before the acquisition were $2,474,941 and $1,735,346, respectively. The aggregate net assets of Ivy Mid Cap Growth Income Fund and Waddell & Reed Advisors New Concepts Fund immediately following the acquisition were $4,210,287 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Mid Cap Growth Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ (16,155)
Net realized gain (loss)	496,442
Net change in unrealized appreciation (depreciation)	410,046
Net increase (decrease) in net assets resulting from operations	$890,333

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors New Concepts Fund that have been included in Ivy Mid Cap Growth Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Small Cap Growth Fund acquired all assets and liabilities of Waddell & Reed Advisors Small Cap Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Small Cap Fund, valued at $951,950 in total, for shares of the Ivy Small Cap Growth Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Small Cap Fund	Ivy Small Cap Growth Fund
Class A	40,182	35,270
Class B	275	218
Class C	335	266
Class Y of Waddell & Reed Advisors Small Cap Fund into Class I of Ivy Small Cap Growth Fund	14,926	11,731

The investment portfolio of Waddell & Reed Advisors Small Cap Fund, with a fair value of $948,350 and identified cost of $628,149 at February 26, 2018, was the principal asset acquired by Ivy Small Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Small Cap Growth Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Small Cap Fund was carried forward to align ongoing reporting of Ivy Small Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Small Cap Fund had net assets of $951,950, including $320,201 of net unrealized appreciation in value of investments and $7,530 of accumulated net realized gains on investments, which were combined with those of Ivy Small Cap Growth Fund. The aggregate net assets of Ivy Small Cap Growth Fund and Waddell & Reed Advisors Small Cap Fund immediately before the acquisition were $1,210,037 and $951,950, respectively. The aggregate net assets of Ivy Small Cap Growth Fund and Waddell & Reed Advisors Small Cap Fund immediately following the acquisition were $2,161,987 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Small Cap Growth Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ (16,033)
Net realized gain (loss)	245,533
Net change in unrealized appreciation (depreciation)	153,331
Net increase (decrease) in net assets resulting from operations	$ 382,831

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Small Cap Fund that have been included in Ivy Small Cap Growth Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Large Cap Growth Fund acquired all assets and liabilities of Waddell & Reed Advisors Vanguard Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Vanguard Fund, valued at $1,797,866 in total, for shares of the Ivy Large Cap Growth Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Vanguard Fund	Ivy Large Cap Growth Fund
Class A	109,927	53,370
Class B	335	139
Class C	690	277
Class Y of Waddell & Reed Advisors Vanguard Fund into Class I of Ivy Large Cap Growth Fund	43,581	21,732

The investment portfolio of Waddell & Reed Advisors Vanguard Fund, with a fair value of $1,793,267 and identified cost of $976,301 at February 26, 2018, was the principal asset acquired by Ivy Large Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Large Cap Growth Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Vanguard Fund was carried forward to align ongoing reporting of Ivy Large Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Vanguard Fund had net assets of $1,797,866, including $816,966 of net unrealized appreciation in value of investments and $466 of accumulated net realized losses on investments, which were combined with those of Ivy Large Cap Growth Fund. The aggregate net assets of Ivy Large Cap Growth Fund and Waddell & Reed Advisors Vanguard Fund immediately before the acquisition were $2,006,716 and $1,797,866, respectively. The aggregate net assets of Ivy Large Cap Growth Fund and Waddell & Reed Advisors Vanguard Fund immediately following the acquisition were $3,804,582 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2017, the beginning of the annual reporting period for Ivy Large Cap Growth Fund, the pro forma results of operations for the year ended March 31, 2018, were as follows:

Net investment income (loss)	$ 378
Net realized gain (loss)	317,118
Net change in unrealized appreciation (depreciation)	431,396
Net increase (decrease) in net assets resulting from operations	$748,892

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Vanguard Fund that have been included in Ivy Large Cap Growth Fund's Statement of Operations since February 26, 2018.

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Advantus Bond Fund				Ivy Core Equity Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,902	$ 63,272	8,589	$ 91,338	10,227	$ 153,601	4,710	$ 61,865
Class B	51	542	133	1,426	27	317	114	1,270
Class C	331	3,559	887	9,469	616	7,689	1,088	12,554
Class E	80	853	168	1,800	135	1,934	217	2,848
Class I	23,041	246,977	56,092	600,304	10,418	169,429	21,338	301,046
Class N	24,978	268,401	97	1,029	10,037	154,602	325	4,714
Class R	571	6,134	609	6,446	19	272	50	650
Class Y	102	1,091	315	3,366	375	5,814	902	12,783
Shares issued in connection with merger:								
Class A	N/A	N/A	N/A	N/A	201,436	2,846,888	N/A	N/A
Class B	N/A	N/A	N/A	N/A	504	5,918	N/A	N/A
Class C	N/A	N/A	N/A	N/A	1,660	20,229	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	62,343	980,719	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	488	5,224	700	7,450	4,012	57,816	758	9,983
Class B	6	66	8	83	42	498	24	269
Class C	34	358	44	473	621	7,607	350	4,031
Class E	10	111	10	111	58	819	31	404
Class I	1,390	14,899	952	10,169	1,936	30,906	871	12,703
Class N	483	5,179	5	50	408	6,447	275	4,015
Class R	18	195	9	95	5	75	3	43
Class Y	11	121	11	113	174	2,668	143	2,030
Shares redeemed:								
Class A	(6,790)	(72,756)	(56,758)	(606,588)	(22,452)	(331,564)	(28,469)	(364,882)
Class B	(238)	(2,554)	(290)	(3,090)	(355)	(4,245)	(321)	(3,606)
Class C	(1,337)	(14,330)	(1,602)	(17,047)	(7,164)	(93,053)	(3,123)	(36,175)
Class E	(139)	(1,489)	(149)	(1,580)	(153)	(2,205)	(157)	(2,067)
Class I	(17,840)	(191,326)	(15,245)	(162,594)	(26,436)	(428,154)	(8,871)	(130,388)
Class N	(7,152)	(76,909)	(91)	(979)	(13,645)	(217,376)	(3,720)	(54,513)
Class R	(1,131)	(12,108)	(188)	(2,011)	(93)	(1,337)	(32)	(418)
Class Y	(113)	(1,213)	(168)	(1,799)	(1,828)	(28,248)	(4,877)	(68,656)
Net increase (decrease)	22,756	$244,297	(5,862)	$ (61,966)	232,927	$3,348,066	(18,371)	$(229,497)

	Ivy Cundill Global Value Fund				Ivy Emerging Markets Equity Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	804	$ 15,383	694	$ 10,617	15,625	$ 307,565	6,259	$ 95,478
Class B	1	20	2	29	67	1,101	51	635
Class C	23	384	62	925	3,627	62,899	908	12,240
Class E	3	52	12	194	—	—	—	—
Class I	503	9,201	7,149	102,985	62,059	1,291,497	25,622	394,279
Class N	19	332	22	355	15,361	299,394	703	11,574
Class R	2	40	—*	3	706	13,501	427	6,373
Class T	N/A	N/A	N/A	N/A	14	250	N/A	N/A
Class Y	14	241	15	226	2,706	54,516	1,508	23,105
Shares issued in reinvestment of distributions to shareholders:								
Class A	42	761	20	332	1	17	—	—
Class B	—	—	—	—	—	—	—	—
Class C	2	25	—	—	—	—	—	—
Class E	—	—	—*	5	—*	—*	—	—
Class I	54	1,019	43	725	151	3,179	—	—
Class N	—*	2	1	10	35	739	—	—
Class R	—*	—*	—	—	—	—	—	—
Class T	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	1	22	1	13	1	18	—	—
Shares redeemed:								
Class A	(1,231)	(22,155)	(8,342)	(117,120)	(6,561)	(132,574)	(15,406)	(217,287)
Class B	(25)	(402)	(39)	(544)	(123)	(1,970)	(115)	(1,423)
Class C	(695)	(12,567)	(322)	(4,649)	(1,022)	(18,215)	(1,089)	(14,097)
Class E	(58)	(1,022)	(12)	(182)	—	—	—	—
Class I	(1,849)	(33,907)	(2,014)	(32,400)	(13,029)	(269,140)	(7,345)	(113,748)
Class N	(75)	(1,376)	(22)	(362)	(2,579)	(54,393)	(232)	(3,696)
Class R	(2)	(35)	—	—	(419)	(8,196)	(151)	(2,280)
Class T	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	(27)	(503)	(62)	(940)	(856)	(17,471)	(997)	(15,083)
Net increase (decrease)	(2,494)	$(44,485)	(2,792)	$ (39,778)	75,764	$1,532,717	10,143	$176,070

	Ivy European Opportunities Fund				Ivy Global Bond Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	432	$ 13,927	405	$ 10,805	2,645	$ 25,810	1,742	$ 16,426
Class B	2	69	1	28	19	188	38	361
Class C	34	997	29	749	380	3,712	212	2,007
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	575	18,308	3,169	80,398	4,925	48,034	10,172	95,689
Class N	3,365	106,096	12	341	2,848	27,967	356	3,345
Class R	1	47	2	47	27	262	24	230
Class Y	13	408	7	183	87	849	86	822
Shares issued in connection with merger:								
Class A	N/A	N/A	N/A	N/A	24,281	238,780	N/A	N/A
Class B	N/A	N/A	N/A	N/A	74	733	N/A	N/A
Class C	N/A	N/A	N/A	N/A	484	4,763	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	19,728	193,948	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	23	746	37	1,003	339	3,301	148	1,398
Class B	—*	2	—*	5	3	28	3	32
Class C	1	38	3	66	21	201	21	196
Class E	—*	2	—*	1	N/A	N/A	N/A	N/A
Class I	29	925	66	1,793	415	4,046	153	1,457
Class N	48	1,565	1	22	29	287	6	52
Class R	—*	—*	—*	—*	1	7	—*	5
Class Y	—*	10	—*	10	6	60	6	54
Shares redeemed:								
Class A	(665)	(20,914)	(4,129)	(105,191)	(4,837)	(47,191)	(11,331)	(106,286)
Class B	(8)	(236)	(16)	(399)	(136)	(1,325)	(123)	(1,164)
Class C	(203)	(6,348)	(187)	(4,732)	(1,211)	(11,818)	(815)	(7,711)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(1,815)	(56,529)	(1,619)	(43,925)	(7,061)	(68,948)	(3,718)	(35,332)
Class N	(466)	(15,279)	(20)	(541)	(1,318)	(12,898)	(101)	(956)
Class R	(1)	(19)	—*	(7)	(20)	(194)	(10)	(98)
Class Y	(27)	(883)	(17)	(459)	(89)	(866)	(78)	(740)
Net increase (decrease)	1,338	$ 42,932	(2,256)	$(59,803)	41,640	$409,736	(3,209)	$ (30,213)

	Ivy Global Equity Income Fund				Ivy Global Growth Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,083	$ 14,855	4,428	$ 53,508	717	$ 33,864	613	$ 24,313
Class B	3	39	21	257	2	84	4	138
Class C	114	1,535	231	2,794	43	1,935	150	5,211
Class E	5	66	N/A	N/A	—	—	—	—
Class I	2,969	40,229	24,155	283,183	1,299	61,567	7,168	275,983
Class N	290	4,079	35	431	519	23,654	182	7,181
Class R	4	52	10	115	7	326	28	1,099
Class Y	12	155	23	284	63	2,929	132	5,254
Shares issued in connection with merger:								
Class A	31,777	450,943	N/A	N/A	7,998	391,094	N/A	N/A
Class B	479	6,793	N/A	N/A	10	395	N/A	N/A
Class C	2,075	29,404	N/A	N/A	18	764	N/A	N/A
Class E	460	6,526	N/A	N/A	N/A	N/A	N/A	N/A
Class I	25,283	359,098	N/A	N/A	3,703	184,733	N/A	N/A
Class N	26	368	N/A	N/A	N/A	N/A	N/A	N/A
Class R	27	388	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	366	5,189	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	116	1,538	431	5,090	170	7,650	—	—
Class B	1	9	2	19	3	113	—	—
Class C	10	131	18	219	47	1,826	—	—
Class E	—*	2	N/A	N/A	—*	10	—	—
Class I	446	5,909	487	5,872	391	17,926	—	—
Class N	4	56	4	46	34	1,588	—	—
Class R	—*	—*	—*	3	2	100	—	—
Class Y	—*	3	1	7	9	401	—	—
Shares redeemed:								
Class A	(2,847)	(38,692)	(20,144)	(234,338)	(676)	(31,419)	(7,525)	(285,172)
Class B	(44)	(606)	(28)	(337)	(21)	(838)	(29)	(1,006)
Class C	(315)	(4,352)	(445)	(5,369)	(506)	(20,841)	(204)	(7,094)
Class E	(6)	(80)	N/A	N/A	—	—	—	—
Class I	(11,067)	(149,702)	(6,270)	(75,846)	(2,455)	(114,697)	(2,904)	(118,255)
Class N	(54)	(823)	(45)	(546)	(215)	(10,414)	(79)	(3,212)
Class R	(5)	(64)	(18)	(222)	(18)	(799)	(32)	(1,284)
Class Y	(39)	(537)	(58)	(699)	(173)	(7,882)	(238)	(9,536)
Net increase (decrease)	51,173	$ 732,511	2,838	$ 34,471	10,971	$544,069	(2,734)	$(106,380)

	Ivy Global Income Allocation Fund				Ivy Government Money Market Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,348	$ 36,380	4,202	$ 59,712	595,241	$ 595,241	321,835	$ 321,835
Class B	11	165	43	602	850	850	3,635	3,635
Class C	187	2,842	897	12,640	23,854	23,854	27,720	27,720
Class E	29	440	64	906	3,106	3,106	3,888	3,888
Class I	3,618	55,904	33,587	466,265	N/A	N/A	N/A	N/A
Class N	2,345	36,083	37	535	9,180	9,180	N/A	N/A
Class R	—*	5	19	269	N/A	N/A	N/A	N/A
Class Y	52	798	122	1,778	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	466	7,124	942	13,204	714	714	51	51
Class B	6	87	8	111	—*	—*	1	1
Class C	77	1,155	97	1,351	4	4	5	5
Class E	8	117	8	109	29	29	1	1
Class I	1,007	15,515	884	12,701	N/A	N/A	N/A	N/A
Class N	84	1,299	5	65	35	35	N/A	N/A
Class R	—*	—*	—	—	N/A	N/A	N/A	N/A
Class Y	6	85	3	50	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(3,940)	(60,374)	(35,483)	(488,405)	(644,150)	(644,150)	(304,392)	(304,392)
Class B	(111)	(1,671)	(114)	(1,606)	(3,551)	(3,551)	(4,605)	(4,605)
Class C	(1,507)	(23,095)	(1,544)	(21,763)	(30,791)	(30,791)	(43,257)	(43,257)
Class E	(38)	(586)	(51)	(726)	(3,502)	(3,502)	(4,438)	(4,438)
Class I	(10,705)	(165,447)	(8,798)	(127,427)	N/A	N/A	N/A	N/A
Class N	(329)	(5,088)	(40)	(576)	(1,168)	(1,168)	N/A	N/A
Class R	(2)	(30)	(17)	(251)	N/A	N/A	N/A	N/A
Class Y	(165)	(2,536)	(67)	(957)	N/A	N/A	N/A	N/A
Net increase (decrease)	(6,553)	$(100,828)	(5,196)	$ (71,413)	(50,149)	$ (50,149)	444	$ 444

	Ivy High Income Fund				Ivy International Core Equity Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	46,265	$ 351,501	58,694	$ 430,146	12,465	$ 243,523	14,706	$ 243,306
Class B	102	781	553	4,066	89	1,537	116	1,718
Class C	10,834	82,415	18,215	133,637	4,049	70,279	2,702	40,108
Class E	195	1,480	338	2,478	148	2,929	61	1,029
Class I	86,829	659,652	171,766	1,253,661	87,266	1,711,588	111,785	1,826,777
Class N	6,135	46,712	2,366	17,514	68,811	1,344,545	13,232	222,469
Class R	1,095	8,332	2,015	14,799	3,459	66,281	1,387	23,081
Class T	37	280	N/A	N/A	13	250	N/A	N/A
Class Y	20,354	154,739	25,827	189,914	9,959	193,827	9,861	164,850
Shares issued in connection with merger:								
Class A	144,878	1,092,522	N/A	N/A	N/A	N/A	N/A	N/A
Class B	378	2,851	N/A	N/A	N/A	N/A	N/A	N/A
Class C	3,764	28,386	N/A	N/A	N/A	N/A	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	68,596	517,285	N/A	N/A	N/A	N/A	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class T	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	9,921	75,325	12,923	94,683	315	6,249	634	10,553
Class B	456	3,468	578	4,239	2	34	5	70
Class C	5,853	44,484	7,248	53,198	71	1,255	136	2,017
Class E	83	632	87	639	4	75	5	79
Class I	13,969	106,128	13,101	96,486	2,082	41,540	2,358	39,444
Class N	451	3,425	450	3,290	883	17,666	438	7,342
Class R	537	4,078	597	4,390	36	721	26	439
Class T	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	2,407	18,297	3,135	23,032	199	3,979	265	4,437
Shares redeemed:								
Class A	(68,953)	(523,393)	(177,033)	(1,286,634)	(10,384)	(202,682)	(79,736)	(1,272,835)
Class B	(3,044)	(23,113)	(2,833)	(20,794)	(273)	(4,730)	(231)	(3,397)
Class C	(38,899)	(295,434)	(46,241)	(338,974)	(4,327)	(76,096)	(6,851)	(101,345)
Class E	(260)	(1,974)	(328)	(2,412)	(46)	(906)	(84)	(1,396)
Class I	(110,027)	(834,321)	(139,630)	(1,026,757)	(58,887)	(1,164,076)	(56,217)	(939,946)
Class N	(5,123)	(38,676)	(6,264)	(45,497)	(17,094)	(340,879)	(4,951)	(83,535)
Class R	(2,191)	(16,663)	(2,329)	(17,185)	(794)	(15,745)	(511)	(8,507)
Class T	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(31,012)	(235,582)	(35,591)	(262,335)	(8,951)	(178,184)	(22,719)	(381,809)
Net increase (decrease)	163,630	$1,233,617	(92,356)	$ (674,416)	89,095	$1,722,980	(13,583)	$ (205,051)

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,945	$ 129,208	6,888	$ 125,044	16,706	$ 180,275	29,542	$ 321,281
Class B	60	985	178	2,596	56	604	253	2,750
Class C	721	12,864	1,195	18,529	796	8,588	2,065	22,470
Class E	137	2,936	120	2,189	119	1,284	223	2,428
Class I	10,901	247,813	44,916	815,931	13,835	149,275	100,519	1,098,671
Class N	7,806	165,611	55	1,059	7,244	78,493	8,890	96,919
Class R	166	3,463	175	3,094	13	139	56	606
Class Y	209	4,662	397	7,412	397	4,299	960	10,469
Shares issued in connection with merger:								
Class A	53,370	1,253,711	N/A	N/A	N/A	N/A	N/A	N/A
Class B	139	2,522	N/A	N/A	N/A	N/A	N/A	N/A
Class C	276	5,415	N/A	N/A	N/A	N/A	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	21,732	536,219	N/A	N/A	N/A	N/A	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	985	21,248	1,184	21,090	737	7,950	1,176	12,787
Class B	27	449	40	566	5	57	8	83
Class C	237	4,273	290	4,377	55	592	75	816
Class E	31	673	32	573	7	79	7	76
Class I	1,884	42,661	2,242	41,785	1,410	15,223	1,174	12,759
Class N	244	5,542	1	15	167	1,797	127	1,375
Class R	42	865	53	912	—*	3	—*	4
Class Y	59	1,316	88	1,600	20	210	26	280
Shares redeemed:								
Class A	(7,200)	(156,244)	(50,383)	(877,941)	(26,714)	(288,457)	(127,140)	(1,387,340)
Class B	(274)	(4,528)	(339)	(4,943)	(432)	(4,667)	(619)	(6,734)
Class C	(2,796)	(51,161)	(2,555)	(39,850)	(3,726)	(40,213)	(5,887)	(63,986)
Class E	(117)	(2,523)	(142)	(2,608)	(181)	(1,960)	(143)	(1,554)
Class I	(15,941)	(360,595)	(14,102)	(271,049)	(29,113)	(314,399)	(26,190)	(284,291)
Class N	(3,901)	(90,083)	(382)	(7,035)	(7,497)	(81,202)	(1,126)	(12,260)
Class R	(295)	(6,096)	(412)	(7,313)	(23)	(247)	(58)	(629)
Class Y	(497)	(10,764)	(5,632)	(105,205)	(912)	(9,860)	(993)	(10,770)
Net increase (decrease)	73,950	$1,760,442	(16,093)	$(269,172)	(27,031)	$(292,137)	(17,055)	$ (183,790)

	Ivy Managed International Opportunities Fund				Ivy Micro Cap Growth Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,586	$ 18,799	1,052	$ 10,156	354	$ 8,772	1,043	$22,888
Class B	3	36	2	18	—*	2	9	187
Class C	78	885	74	710	29	698	59	1,262
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	4,686	55,612	12,890	118,814	681	17,254	3,757	79,041
Class N	29	329	N/A	N/A	79	2,004	42	972
Class R	73	840	9	85	2	48	7	164
Class Y	10	122	8	82	4	114	15	345
Shares issued in reinvestment of distributions to shareholders:								
Class A	159	1,877	73	721	—	—	47	1,127
Class B	1	16	1	5	—	—	1	21
Class C	8	88	2	20	—	—	5	102
Class E	1	13	1	5	N/A	N/A	N/A	N/A
Class I	282	3,336	138	1,360	—	—	37	904
Class N	—*	1	N/A	N/A	—	—	1	25
Class R	1	6	—	—	—	—	—*	4
Class Y	1	15	1	6	—	—	1	14
Shares redeemed:								
Class A	(1,614)	(18,791)	(14,121)	(129,980)	(893)	(22,147)	(4,768)	(97,812)
Class B	(41)	(461)	(66)	(630)	(22)	(502)	(21)	(440)
Class C	(226)	(2,697)	(169)	(1,603)	(105)	(2,484)	(122)	(2,500)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(3,202)	(37,362)	(2,983)	(29,829)	(1,117)	(28,518)	(1,409)	(32,361)
Class N	(4)	(50)	N/A	N/A	(92)	(2,343)	(67)	(1,479)
Class R	(65)	(755)	(1)	(10)	(11)	(289)	(11)	(227)
Class Y	(23)	(274)	(17)	(163)	(14)	(365)	(20)	(454)
Net increase (decrease)	1,743	$ 21,585	(3,106)	$ (30,233)	(1,105)	$(27,756)	(1,394)	$(28,217)

	Ivy Mid Cap Growth Fund				Ivy Mid Cap Income Opportunities Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,800	$ 87,348	4,301	$ 85,370	1,406	$ 18,594	10,872	$ 127,692
Class B	43	789	121	1,998	N/A	N/A	N/A	N/A
Class C	839	16,479	1,159	20,270	198	2,565	1,359	16,315
Class E	63	1,409	88	1,727	204	2,562	202	2,449
Class I	16,381	404,767	23,407	493,522	6,810	89,857	17,184	203,633
Class N	4,337	102,909	2,779	59,438	4,247	53,476	395	4,785
Class R	502	11,247	603	11,815	204	2,553	204	2,459
Class Y	2,107	50,158	3,066	63,584	398	5,046	1,097	13,142
Shares issued in connection with merger:								
Class A	48,153	1,166,992	N/A	N/A	N/A	N/A	N/A	N/A
Class B	192	3,704	N/A	N/A	N/A	N/A	N/A	N/A
Class C	273	5,643	N/A	N/A	N/A	N/A	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	21,427	559,007	N/A	N/A	N/A	N/A	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,405	31,683	884	17,805	101	1,345	75	912
Class B	84	1,505	45	745	N/A	N/A	N/A	N/A
Class C	831	16,006	484	8,498	5	70	4	45
Class E	34	753	15	297	—	—	—	—
Class I	3,282	79,617	1,997	42,946	193	2,579	105	1,286
Class N	367	8,957	98	2,118	59	795	1	16
Class R	140	3,074	89	1,761	—	—	—	—
Class Y	659	15,531	491	10,288	2	30	2	30
Shares redeemed:								
Class A	(7,237)	(165,815)	(26,110)	(515,263)	(3,339)	(43,294)	(10,302)	(118,342)
Class B	(299)	(5,565)	(335)	(5,511)	N/A	N/A	N/A	N/A
Class C	(3,674)	(72,544)	(5,687)	(99,198)	(609)	(7,952)	(563)	(6,964)
Class E	(67)	(1,491)	(71)	(1,379)	(202)	(2,546)	(201)	(2,429)
Class I	(18,759)	(460,411)	(46,039)	(978,151)	(8,668)	(113,571)	(4,269)	(52,023)
Class N	(2,445)	(60,737)	(3,774)	(78,938)	(1,236)	(16,262)	(264)	(3,173)
Class R	(1,189)	(26,333)	(1,783)	(34,897)	(202)	(2,538)	(201)	(2,423)
Class Y	(7,310)	(173,496)	(12,666)	(261,007)	(628)	(8,037)	(908)	(10,844)
Net increase (decrease)	63,939	$1,601,186	(56,838)	$(1,152,162)	(1,057)	$(14,728)	14,792	$176,566

| | Ivy Municipal Bond Fund | | | | Ivy Municipal High Income Fund | | | |
| | Year ended 3-31-18 | | Year ended 3-31-17 | | Year ended 3-31-18 | | Year ended 3-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,359	$ 28,471	2,575	$ 31,330	7,677	$ 39,014	14,476	$ 76,651
Class B	9	105	31	379	25	130	138	727
Class C	152	1,803	378	4,556	1,544	7,895	4,139	21,899
Class I	4,043	47,566	10,759	131,853	27,145	138,392	55,943	294,333
Class N	46	546	N/A	N/A	90	460	N/A	N/A
Class Y	1	16	15	178	1,259	6,436	1,433	7,432
Shares issued in connection with merger:								
Class A	41,326	494,592	N/A	N/A	111,718	563,954	N/A	N/A
Class B	49	583	N/A	N/A	66	334	N/A	N/A
Class C	1,004	12,013	N/A	N/A	2,912	14,700	N/A	N/A
Class I	20,536	245,773	N/A	N/A	23,472	118,488	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	709	8,380	168	2,023	1,664	8,464	2,131	11,200
Class B	3	34	2	25	41	209	49	260
Class C	42	499	31	375	763	3,886	1,047	5,501
Class I	543	6,433	165	1,979	3,278	16,696	4,177	21,953
Class N	—*	3	N/A	N/A	1	3	N/A	N/A
Class Y	—*	5	1	9	100	511	128	672
Shares redeemed:								
Class A	(5,424)	(64,351)	(12,106)	(147,889)	(22,223)	(113,175)	(44,293)	(233,288)
Class B	(76)	(903)	(58)	(690)	(547)	(2,789)	(610)	(3,184)
Class C	(1,209)	(14,357)	(894)	(10,693)	(12,673)	(64,561)	(14,234)	(74,260)
Class I	(5,479)	(65,045)	(3,507)	(41,913)	(72,271)	(368,236)	(71,660)	(372,825)
Class N	(2)	(22)	N/A	N/A	(3)	(15)	N/A	N/A
Class Y	(8)	(91)	(31)	(365)	(2,183)	(11,125)	(2,623)	(13,715)
Net increase (decrease)	58,624	$702,053	(2,471)	$(28,843)	71,855	$ 359,671	(49,759)	$(256,644)

| | Ivy Small Cap Core Fund | | | | Ivy Small Cap Growth Fund | | | |
| | Year ended 3-31-18 | | Year ended 3-31-17 | | Year ended 3-31-18 | | Year ended 3-31-17 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,888	$ 34,837	6,638	$ 109,678	9,393	$ 172,775	3,412	$ 55,054
Class B	28	421	210	2,899	29	389	67	840
Class C	606	9,616	1,290	19,175	842	12,543	1,006	13,745
Class E	—	—	—	—	69	1,240	117	1,900
Class I	10,695	212,749	14,323	252,978	6,930	162,777	10,438	209,067
Class N	2,791	54,053	310	5,711	3,051	71,464	2,382	47,141
Class R	428	7,747	306	5,128	803	14,424	710	11,364
Class T	14	250	N/A	N/A	14	250	N/A	N/A
Class Y	441	8,451	1,028	18,061	1,744	39,134	2,260	44,153
Shares issued in connection with merger:								
Class A	N/A	N/A	N/A	N/A	35,270	658,668	N/A	N/A
Class B	N/A	N/A	N/A	N/A	217	2,958	N/A	N/A
Class C	N/A	N/A	N/A	N/A	266	3,989	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	11,731	286,336	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class T	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	224	4,174	477	8,343	1,478	25,562	829	13,748
Class B	5	71	14	197	77	968	47	591
Class C	49	795	70	1,065	1,546	21,525	822	11,322
Class E	—*	4	—*	8	55	936	26	434
Class I	310	6,251	375	7,059	1,373	30,995	537	11,335
Class N	42	859	13	255	384	8,720	136	2,876
Class R	11	207	13	218	300	5,091	154	2,511
Class T	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	16	323	36	650	491	10,470	299	5,994
Shares redeemed:								
Class A	(3,266)	(59,889)	(9,258)	(145,421)	(4,803)	(88,235)	(12,503)	(195,128)
Class B	(176)	(2,599)	(88)	(1,199)	(215)	(2,919)	(172)	(2,152)
Class C	(701)	(11,294)	(350)	(5,103)	(8,330)	(124,130)	(2,787)	(37,583)
Class E	—	—	—	—	(76)	(1,380)	(77)	(1,244)
Class I	(7,484)	(149,274)	(2,984)	(54,387)	(4,825)	(114,061)	(5,805)	(117,165)
Class N	(1,173)	(23,782)	(89)	(1,582)	(2,062)	(49,030)	(626)	(12,913)
Class R	(210)	(3,846)	(148)	(2,554)	(814)	(14,602)	(924)	(14,707)
Class T	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(650)	(12,307)	(384)	(6,827)	(2,582)	(57,359)	(7,700)	(152,198)
Net increase (decrease)	3,888	$ 77,817	11,802	$214,352	52,356	$1,079,498	(7,352)	$(101,015)

	Ivy Tax-Managed Equity Fund				Ivy Value Fund			
	Year ended 3-31-18		Year ended 3-31-17		Year ended 3-31-18		Year ended 3-31-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	840	$ 20,660	856	$ 16,555	1,191	$ 28,339	1,737	$ 36,272
Class B	48	1,024	7	134	9	196	39	778
Class C	72	1,626	84	1,552	79	1,794	219	4,574
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	1,549	37,886	4,393	82,757	4,243	100,793	9,872	198,098
Class N	15	349	N/A	N/A	7,838	178,249	366	7,470
Class R	N/A	N/A	N/A	N/A	1	16	—*	6
Class Y	—*	4	2	45	13	308	89	1,825
Shares issued in connection with merger:								
Class A	10,050	234,849	N/A	N/A	13,887	322,308	N/A	N/A
Class B	13	299	N/A	N/A	53	1,132	N/A	N/A
Class C	253	5,615	N/A	N/A	205	4,587	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	7,472	176,618	N/A	N/A	18,840	438,823	N/A	N/A
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	12	272	—	—	430	10,062	174	3,544
Class B	—*	3	—	—	3	72	2	38
Class C	2	41	—	—	26	595	14	283
Class E	N/A	N/A	N/A	N/A	—*	6	—*	4
Class I	21	490	—	—	697	16,371	116	2,516
Class N	—*	—*	N/A	N/A	240	5,645	9	191
Class R	N/A	N/A	N/A	N/A	—*	1	—*	—
Class Y	—*	1	—	—	1	11	2	36
Shares redeemed:								
Class A	(1,014)	(25,038)	(4,804)	(89,692)	(2,891)	(68,395)	(9,933)	(196,212)
Class B	(57)	(1,212)	(18)	(333)	(86)	(1,856)	(72)	(1,405)
Class C	(180)	(4,314)	(112)	(2,067)	(440)	(10,179)	(272)	(5,486)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(1,851)	(45,555)	(1,228)	(24,483)	(6,315)	(150,109)	(2,166)	(46,566)
Class N	—*	(9)	N/A	N/A	(2,122)	(49,849)	(67)	(1,403)
Class R	N/A	N/A	N/A	N/A	(1)	(28)	(1)	(16)
Class Y	—*	(3)	(8)	(160)	(9)	(220)	(141)	(3,061)
Net increase (decrease)	17,245	$403,606	(828)	$(15,692)	35,892	$828,672	(13)	$ 1,486

* *Not shown due to rounding.*

12. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended March 31, 2018, Ivy High Income Fund had outstanding bridge loan commitments of $108,619. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2018 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Advantus Bond Fund	$ 951,383	$ 9,989	$ 11,828	$ (1,839)
Ivy Core Equity Fund	3,507,664	1,113,652	20,697	1,092,955
Ivy Cundill Global Value Fund	149,575	38,854	9,852	29,002
Ivy Emerging Markets Equity Fund	2,191,701	583,132	31,655	551,477
Ivy European Opportunities Fund	209,333	46,337	3,309	43,028
Ivy Global Bond Fund	581,124	8,539	30,736	(22,197)
Ivy Global Equity Income Fund	958,034	146,246	19,846	126,400
Ivy Global Growth Fund	726,444	269,655	16,712	252,943
Ivy Global Income Allocation Fund	598,921	60,725	26,459	34,266
Ivy Government Money Market Fund	172,157	—	—	—
Ivy High Income Fund	5,866,875	115,567	437,997	(322,430)
Ivy International Core Equity Fund	6,451,066	941,987	200,838	741,149
Ivy Large Cap Growth Fund	2,118,820	1,538,591	26,243	1,512,348
Ivy Limited-Term Bond Fund	1,299,682	1,470	19,039	(17,569)
Ivy Managed International Opportunities Fund	198,296	34,415	—	34,415
Ivy Micro Cap Growth Fund	106,099	57,580	8,423	49,157
Ivy Mid Cap Growth Fund	2,959,662	1,358,968	186,201	1,172,767
Ivy Mid Cap Income Opportunities Fund	282,762	63,622	6,692	56,930
Ivy Municipal Bond Fund	807,174	61,227	921	60,306
Ivy Municipal High Income Fund	1,386,747	91,697	75,120	16,577
Ivy Small Cap Core Fund	565,073	77,028	17,341	59,687
Ivy Small Cap Growth Fund	1,514,350	682,598	20,944	661,654
Ivy Tax-Managed Equity Fund	360,919	229,022	1,179	227,843
Ivy Value Fund	930,054	245,432	23,396	222,036

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2018 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Advantus Bond Fund	$ 402	$ —	$—	$ —	$ —
Ivy Core Equity Fund	67,233	79,925	—	—	—
Ivy Cundill Global Value Fund	350	—	—	42	—
Ivy Emerging Markets Equity Fund	1,554	—	—	—	—
Ivy European Opportunities Fund	583	—	—	—	—
Ivy Global Bond Fund	2,676	753	—	—	—
Ivy Global Equity Income Fund	4,623	96,399	—	—	—
Ivy Global Growth Fund	427	11,564	—	728	—
Ivy Global Income Allocation Fund	2,328	—	—	—	—
Ivy Government Money Market Fund	42	—	—	—	—
Ivy High Income Fund	4,445	—	—	—	—
Ivy International Core Equity Fund	47,955	114,071	—	—	—
Ivy Large Cap Growth Fund	4,822	113,104	—	—	—
Ivy Limited-Term Bond Fund	387	—	—	—	—
Ivy Managed International Opportunities Fund	—	1,733	—	—	72
Ivy Micro Cap Growth Fund	—	4,425	—	—	396
Ivy Mid Cap Growth Fund	—	222,067	—	—	4,626
Ivy Mid Cap Income Opportunities Fund	3,093	3,398	—	—	—
Ivy Municipal Bond Fund	340	—	—	—	—
Ivy Municipal High Income Fund	289	—	—	—	—
Ivy Small Cap Core Fund	7,273	40,667	—	—	—
Ivy Small Cap Growth Fund	13,018	76,982	—	—	—
Ivy Tax-Managed Equity Fund	143	18,664	—	—	—
Ivy Value Fund	2,429	746	—	1,308	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2018 and 2017 were as follows:

Fund	March 31, 2018		March 31, 2017	
	Distributed Ordinary Income[(1)]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[(1)]	Distributed Long-Term Capital Gains
Ivy Advantus Bond Fund	$ 27,301	$ —	$ 20,119	$ —
Ivy Core Equity Fund	10,796	101,785	5,259	30,772
Ivy Cundill Global Value Fund	1,875	—	1,105	—
Ivy Emerging Markets Equity Fund	4,504	—	—	—
Ivy European Opportunities Fund	3,345	—	2,973	—
Ivy Global Bond Fund	8,396	—	3,572	—
Ivy Global Equity Income Fund	8,225	—	12,392	—
Ivy Global Growth Fund	6,405	24,711	—	—
Ivy Global Income Allocation Fund	26,293	—	28,894	—
Ivy Government Money Market Fund	803	—	62	—
Ivy High Income Fund	304,606	—	346,065	—
Ivy International Core Equity Fund	87,256	—	77,682	—
Ivy Large Cap Growth Fund	2,210	79,235	—	76,259
Ivy Limited-Term Bond Fund	26,915	—	30,357	—
Ivy Managed International Opportunities Fund	2,880	2,606	2,152	—
Ivy Micro Cap Growth Fund	—	—	—	2,235
Ivy Mid Cap Growth Fund	—	171,744	—	92,513
Ivy Mid Cap Income Opportunities Fund	5,099	—	2,452	—
Ivy Municipal Bond Fund	16,895	—	5,149	—
Ivy Municipal High Income Fund	38,731	719	54,485	—
Ivy Small Cap Core Fund	8,479	5,332	10,791	7,727
Ivy Small Cap Growth Fund	1,864	107,552	—	51,252
Ivy Tax-Managed Equity Fund	—	851	—	—
Ivy Value Fund	12,710	20,651	6,858	—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2018 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended March 31, 2018:

Fund	Pre-Enactment 2019	Post-Enactment Short-Term Capital Loss Carryover	Post-Enactment Long-Term Capital Loss Carryover
Ivy Advantus Bond Fund	$1,704	$ 2,303	$ —
Ivy Core Equity Fund	—	—	—
Ivy Cundill Global Value Fund	—	—	—
Ivy Emerging Markets Equity Fund	—	97,490	—
Ivy European Opportunities Fund	—	10,476	—
Ivy Global Bond Fund	—	42,027	9,382
Ivy Global Equity Income Fund	—	11,780	—
Ivy Global Growth Fund	—	—	—
Ivy Global Income Allocation Fund	—	26,534	25,970
Ivy Government Money Market Fund	—	—	—
Ivy High Income Fund	—	174,823	627,244
Ivy International Core Equity Fund	—	—	—
Ivy Large Cap Growth Fund	—	—	—
Ivy Limited-Term Bond Fund	—	11,680	8,344
Ivy Managed International Opportunities Fund	—	—	—
Ivy Micro Cap Growth Fund	—	—	—
Ivy Mid Cap Growth Fund	—	—	—
Ivy Mid Cap Income Opportunities Fund	—	—	—
Ivy Municipal Bond Fund	146	9,906	1,302
Ivy Municipal High Income Fund	—	22,400	33,102
Ivy Small Cap Core Fund	—	—	—
Ivy Small Cap Growth Fund	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—
Ivy Value Fund	—	—	—

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Ivy Dividend Opportunities Fund was merged into Ivy Global Equity Income Fund as of February 26, 2018. (See Note 10) Due to the merger, Ivy Global Equity Income Fund's capital loss carryovers available to offset future gains are annually limited to $5,716 plus any unused limitations from prior years and any built in gains realized.

Waddell & Reed Advisors Global Bond Fund was merged into Ivy Global Bond Fund as of October 16, 2017. (See Note 10) Due to the merger, Ivy Global Bond Fund's capital loss carryovers available to offset future gains are annually limited to $3,530 plus any unused limitations from prior years. Ivy Global Bond Fund's net gains realized in the current year ended March 31, 2018 was limited to $1,997 that could be offset with Waddell & Reed Advisors Global Bond Fund's capital loss carryover that was brought over.

Waddell & Reed Advisors High Income Fund was merged into Ivy High Income Fund as of February 26, 2018. (See Note 10) At the time of the merger, Waddell & Reed Advisors High Income Fund had capital loss carryovers available to offset future gains of the Ivy High Income Fund. These carryovers are annually limited to $32,329 plus any unused limitations from prior years.

Waddell & Reed Advisors Municipal High Income Fund was merged into Ivy Municipal High Income Fund as of February 26, 2018. (See Note 10) At the time of the merger, Waddell & Reed Advisors Municipal High Income Fund had capital loss carryovers available to offset future gains of the Ivy Municipal High Income Fund. These carryovers are annually limited to $13,740 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, merger expenses, Excise Tax, investments held within the wholly-owned subsidiary and companies, swaps and expiring capital loss carryovers. At March 31, 2018, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital	Unrealized Appreciation (Depreciation)
Ivy Advantus Bond Fund	$ 999	$ 11,357	$ (12,356)	$—
Ivy Core Equity Fund	427	(284)	(143)	—
Ivy Cundill Global Value Fund	13	5,620	(5,633)	—
Ivy Emerging Markets Equity Fund	473	136	(609)	—
Ivy European Opportunities Fund	470	115,269	(115,739)	—
Ivy Global Bond Fund	(1,019)	1,130	(111)	—
Ivy Global Equity Income Fund	(1,801)	2,153	(352)	—
Ivy Global Growth Fund	529	(406)	(123)	—
Ivy Global Income Allocation Fund	(2,631)	8,097	(5,466)	—
Ivy Government Money Market Fund	1	—	(1)	—
Ivy High Income Fund	3,272	(3,166)	(106)	—
Ivy International Core Equity Fund	8,586	(8,586)	—	—
Ivy Large Cap Growth Fund	1,447	(1,305)	(142)	—
Ivy Limited-Term Bond Fund	767	(767)	—	—
Ivy Managed International Opportunities Fund	1	(1)	—	—
Ivy Micro Cap Growth Fund	2,000	(2,000)	—	—
Ivy Mid Cap Growth Fund	16,336	(7,245)	(9,091)	—
Ivy Mid Cap Income Opportunities Fund	(336)	337	(1)	—
Ivy Municipal Bond Fund	179	193	(372)	—
Ivy Municipal High Income Fund	38	15,932	(15,970)	—
Ivy Small Cap Core Fund	912	(912)	—	—
Ivy Small Cap Growth Fund	25,433	(25,272)	(222)	61
Ivy Tax-Managed Equity Fund	294	5	(299)	—
Ivy Value Fund	4,010	(3,826)	(184)	—

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Advantus Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Emerging Markets Equity Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Global Income Allocation Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund, Ivy Tax-Managed Equity Fund, and Ivy Value Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of March 31, 2018, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended (as to Ivy Mid Cap Income Opportunities, for the years ended March 31, 2018, March 31, 2017, March 31, 2016, and for the period October 1, 2014 (commencement of operations) through March 31, 2015), and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended (as to Ivy Mid Cap Income Opportunities Fund, for the years ended March 31, 2018, March 31, 2017, March 31, 2016, and for the period October 1, 2014 (commencement of operations) through March 31, 2015), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2018, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
May 21, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2018:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Advantus Bond Fund	$ —	$ —
Ivy Core Equity Fund	10,796,059	$10,796,059
Ivy Cundill Global Value Fund	1,874,387	1,874,387
Ivy Emerging Markets Equity Fund	—	4,504,472
Ivy European Opportunities Fund	—	3,921,409
Ivy Global Bond Fund	111,143	555,774
Ivy Global Equity Income Fund	2,834,512	9,183,062
Ivy Global Growth Fund	1,902,756	5,418,352
Ivy Global Income Allocation Fund	4,601,666	16,689,442
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	—	—
Ivy International Core Equity Fund	—	97,633,720
Ivy Large Cap Growth Fund	2,210,558	2,210,558
Ivy Limited-Term Bond Fund	—	—
Ivy Managed International Opportunities Fund	315,606	3,121,622
Ivy Micro Cap Growth Fund	—	—
Ivy Mid Cap Growth Fund	—	—
Ivy Mid Cap Income Opportunities Fund	5,099,248	5,099,248
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Small Cap Core Fund	798,521	794,030
Ivy Small Cap Growth Fund	1,863,826	1,863,826
Ivy Tax-Managed Equity Fund	—	—
Ivy Value Fund	10,844,769	12,411,806

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $16,835,361 and $37,762,261, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2018.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Advantus Bond Fund	$ —
Ivy Core Equity Fund	101,784,852
Ivy Cundill Global Value Fund	—
Ivy Emerging Markets Equity Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	—
Ivy Global Equity Income Fund	—
Ivy Global Growth Fund	24,710,519
Ivy Global Income Allocation Fund	—
Ivy Government Money Market Fund	—
Ivy High Income Fund	—
Ivy International Core Equity Fund	—
Ivy Large Cap Growth Fund	79,235,051
Ivy Limited-Term Bond Fund	—
Ivy Managed International Opportunities Fund	2,605,909
Ivy Micro Cap Growth Fund	—
Ivy Mid Cap Growth Fund	171,744,271
Ivy Mid Cap Income Opportunities Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	719,174
Ivy Small Cap Core Fund	5,331,518
Ivy Small Cap Growth Fund	107,552,003
Ivy Tax-Managed Equity Fund	851,359
Ivy Value Fund	20,650,586

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2018, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Emerging Markets Equity Fund	$3,620,256	$30,584,337
Ivy European Opportunities Fund	540,047	6,543,294
Ivy Global Equity Income Fund	794,140	11,871,195
Ivy Global Income Allocation Fund	1,145,880	24,809,326
Ivy International Core Equity Fund	15,518,499	177,017,672
Ivy Managed International Opportunities Fund	248,675	2,884,967

Each of the individuals listed below serves as a trustee for the Trust (50 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (29 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2002	President of Boettcher Enterprises, Inc.(agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial,Inc. (Aerial AgApplicator) (1982 to present).	89	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	89	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	89	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee / Independent Chairman	1998 / 2006	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	89	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to 2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, IVH; Trustee/Chairman, NextShares; Trustee/ Chairman, InvestEd; Trustee/Chairman Ivy VIP.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	89	Director, Thomas Foundation for Cancer Research (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	89	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	89	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to present); Director, CTMG, Inc. (clinical testing) (2008 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	89	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Formerly Chairman, WDR (2010 to 2018); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	89	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and WRI (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held With the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Senior Vice President, WRI (2018 to present); Senior Vice President, Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006 to 2017); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2008	2006	Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present).
	Chief Compliance Officer	2008	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, WRI and IDI (2017 to present); Vice President of WRI and IDI (2010 to 2016).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION IVY FUNDS

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS: IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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330 ANNUAL REPORT 2018

THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Natural Resources Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Advantus Real Estate Securities Fund

Ivy Science and Technology Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy Advantus Bond Fund

Ivy Bond Fund

Ivy California Municipal High Income Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Money Market Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Money Market Fund

Ivy Cash Management Fund

1.800.777.6472
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.